SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2008
Commission File Number 333-07346
Ainsworth Lumber Co. Ltd.

(Translation of registrant’s name into English)
Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Document Index
Documents
1.	Noteholder Support Agreement dated June 16, 2008.

2.	Backstop Commitment Letter dated June 16, 2008.

3.	Shareholder Support Agreement for D. Allen Ainsworth, dated June 16, 2008.

4.	Shareholder Support Agreement for Catherine E. Ainsworth, dated June 16, 2008.

5.	Shareholder Support Agreement for Brian E. Ainsworth, dated June 16, 2008.

6.	Shareholder Support Agreement for Grant Forest Products Corp., dated June 24, 2008.

7.	Management Proxy Circular, dated June 24, 2008.

8.	Material Change Report, dated June 27, 2008.

Document 1

EXECUTION VERSION
SUPPORT AGREEMENT
     This support agreement (the “Support Agreement”), dated as of June 16, 2008, sets out the agreement among: Ainsworth Lumber Co. Ltd. (“Parent”) and each of its subsidiaries signatory hereto (each a “Company,” and together with Parent, collectively, the “Companies”); each of HBK Master Fund L.P., Barclays Bank PLC and Tricap Partners II L.P. (collectively, the “Initial Backstop Parties”); and the other signatories hereto (including the Initial Backstop Parties and together with each transferee of an original signatory hereto agreeing to become bound hereby, the "Consenting Noteholders”), each being a holder of one or more of the following series of notes issued by the Parent: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, 2014(1) Notes, 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture,” and collectively, the “Indentures”), regarding a restructuring and reorganization of the Companies (the “Recapitalization”), as more fully described in the term sheet attached hereto as Schedule A (the “Term Sheet,” with the terms agreed to and set out therein and herein being the “Recapitalization Terms”), which Recapitalization and Term Sheet are intended to form the basis of the continuation of the Parent under the Canada Business Corporations Act (“CBCA”) and a plan of arrangement (the “Plan,” substantially in the form attached hereto as Schedule B) and related transactions involving the Companies and certain of their subsidiaries and affiliates in proceedings (the “Recapitalization Proceedings”) under the application for an initial order under either (i) the CBCA or, alternatively, (ii) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”).
     The Board of Directors of the Parent (the “Board”) (i) has reviewed the Recapitalization Terms, (ii) has determined, in its business judgment, that the transactions contemplated by the Recapitalization Terms are in the best interest of the Parent and its stakeholders, and (iii) has unanimously voted to approve the implementation of the Recapitalization.
     An ad hoc group of certain holders of Outstanding Notes represented by Goodmans LLP as of the date hereof was formed in respect of the matters relating to the Recapitalization, and certain of those holders of Outstanding Notes have also become Additional Backstop Parties and Consenting Noteholders as of the date hereof (such holders party hereto as Additional Backstop Parties and Consenting Noteholders on the date hereof, the “Additional Noteholder Committee”).
     Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Term Sheet. The Consenting Noteholders and the Companies are collectively referred to as the “Parties.”

     1. Recapitalization.
     The Recapitalization Terms as agreed among the Parties are set forth in the Term Sheet, which is incorporated herein and made a part of the Support Agreement. In the case of a conflict between the provisions contained in the text of the Support Agreement and the Term Sheet, the provisions of the Support Agreement shall govern.
     2. Representations and Warranties of Consenting Noteholders.
     Each Consenting Noteholder hereby represents and warrants to each of the other Parties (and acknowledges that each of the other Parties is relying upon such representations and warranties) that:
(a)	it (or a client thereof for which it has discretionary authority to manage or administer funds) is the legal or beneficial holder of Outstanding Notes in the principal amount(s) set forth on such Consenting Noteholder’s signature page to this Support Agreement (the “Relevant Notes;” the Relevant Notes, together with the aggregate amount owing in respect of the Relevant Notes, including accrued and unpaid interest and any other amount that such Consenting Noteholder is entitled to claim pursuant to the Relevant Notes and applicable Indentures, its “Debt”);

(b)	it has the authority to vote or direct the voting of its Debt;

(c)	it is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; it has conducted its own analysis and made its own decision to enter into this Support Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any person other than its own independent advisors;

(d)	this Support Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by all Parties, this Support Agreement constitutes the legal, valid and binding obligation of such Consenting Noteholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)	it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Support Agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(f)	the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not, to the best of the knowledge after due inquiry of the officers, partners and employees of such Consenting Noteholder who have been working on the Recapitalization (the “Relevant Noteholder Personnel”), violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Consenting Noteholder or any of its properties or assets;

(g)	to the extent any Consenting Noteholder acquires additional Relevant Notes or any other claims against the Companies, including any trade claims or other indebtedness issued by the Companies (the “Claims”), each such Consenting Noteholder agrees that such Relevant Notes or Claims shall be subject to this Support Agreement and that it shall vote (or cause to be voted) any such additional Relevant Notes or Claims (to the extent applicable) in a manner consistent with this Support Agreement, provided, however, that with respect to Barclays Bank PLC (“Barclays”), the restrictions in this paragraph shall not apply to additional Relevant Notes acquired by Barclays as part of its market-making activities; and

(h)	to the best of the knowledge after due inquiry of the Relevant Noteholder Personnel, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against such Consenting Noteholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on such Consenting Noteholder’s ability to execute and deliver this Support Agreement and to consummate the transactions contemplated by this Support Agreement.
     3. The Companies’ Representations and Warranties.
     Each of the Companies hereby represents and warrants to each of the Consenting Noteholders (and the Companies acknowledge that the Consenting Noteholders are relying upon such representations and warranties) that:
(a)	it is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; it has conducted its own analysis and made its own decision to enter into this Support Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any person other than its own independent advisors;

(b)	this Support Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by all Parties, this Support Agreement constitutes the legal, valid and binding obligation of such Company, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(c)	it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Support Agreement resulting from its acceptance hereof and, subject to the approval of the Plan by the court having jurisdiction over the Recapitalization Proceedings (the “Court”) and the approval of such securityholders of the Parent as are necessary to approve the Recapitalization Proceedings, to consummate the transactions contemplated hereby;

(d)	the execution and delivery of this Support Agreement by such Company and the completion by it of the transactions contemplated herein do not and will not, to the best of the knowledge after due inquiry of the officers, partners and employees of such Company who have been involved in the discussions concerning the Recapitalization

(the “Relevant Company Personnel”) violate or conflict with any judgment, order, statute, law, ordinance, rule or regulation applicable to such Company or any of its properties or assets;

(e)	to the best of the knowledge after due inquiry of the Relevant Company Personnel, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against such Company or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on such Company’s ability to execute and deliver this Support Agreement and to consummate the transactions contemplated by this Support Agreement;

(f)	subject to Section 8, all information which has been provided to the Consenting Noteholders regarding the Companies and their respective assets and businesses is complete and accurate in all material respects; and

(g)	it has complied fully with all applicable securities laws regarding the disclosure of material information and changes.
     4. Consenting Noteholder Covenants and Consents.
(a)	Each Consenting Noteholder consents and agrees to the terms of, and the transactions contemplated by, this Support Agreement.

(b)	Each Consenting Noteholder agrees with the Companies that between the date of delivery of this Support Agreement and the termination of this Support Agreement, it shall not, directly or indirectly:
i.	sell, transfer, assign, or lend any of its Debt or any interest therein (or permit any of the foregoing with respect to any of its Relevant Notes or Debt) or enter into any agreement, arrangement or understanding in connection therewith, except that the Consenting Noteholder may transfer its Debt to (x) to the extent the Consenting Noteholder is managing the Debt on behalf of a fund, to another fund managed by the Consenting Noteholder (a “Managed Fund”) if the representations and warranties set forth in Section 2 remain true and correct in all respects after such transfer or (y) a Consenting Noteholder or a Managed Fund of a Consenting Noteholder or (z) any affiliate of the assigning Consenting Noteholder that agrees to be bound by this Support Agreement to the same extent as such Consenting Noteholder. Any transfer that does not comply with this paragraph shall be void ab initio, provided, however, that with respect to Barclays, the restrictions in this paragraph shall only apply to the principal amount of Outstanding Notes set forth on Barclays’ signature page to this Support Agreement; or

ii.	except as contemplated by this Support Agreement or already in effect on the date hereof, deposit any of its Debt into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt.
(c)	Each Consenting Noteholder agrees that, until the termination of this Support Agreement, it shall, on and subject to the terms and conditions hereof:
i.	vote (or cause to be voted) all of its Debt in favor of the approval, consent, ratification and adoption of the Recapitalization and the Plan (and any actions required in furtherance thereof) in accordance with the terms herein;

ii.	support the approval of the Plan as promptly as practicable by the Court; and

iii.	execute any and all documents and perform any and all commercially reasonable acts required by this Support Agreement to satisfy all of its obligations hereunder;
provided, however, that nothing contained herein shall limit the ability of a Consenting Noteholder to appear and be heard concerning any matter arising in the Recapitalization Proceedings so long as such appearance is not inconsistent with the Consenting Noteholder’s obligations hereunder and the terms of the Plan and the Recapitalization Terms.

(d)	Each Consenting Noteholder agrees, subject at all times to Section 12:
i.	to the existence and factual details of this Support Agreement being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Companies at the discretion of the Companies in connection with the Recapitalization and the Plan; and

ii.	to this Support Agreement being filed and/or available for inspection by the public to the extent required by law.
(e)	The Consenting Noteholders agree that at the effective time of implementation of the Plan and provided that the similar releases described in Section 5(c) simultaneously become fully effective and enforceable, the Companies, the Trustee (and its parents and affiliates) and their respective subsidiaries, officers, directors, employees, financial advisors, legal counsel and agents (each in their capacity as such) (collectively, the “Company Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan relating to, arising out of or in connection with the Outstanding Notes and related guarantees, the Indentures, the Recapitalization, this Support Agreement, the business and affairs of the Companies and their respective subsidiaries and affiliates, the Recapitalization Proceedings and any other proceedings commenced with respect to the Plan and the Recapitalization; provided, however, that no Company Released Party will receive a release if such party, directly or indirectly, takes any action to frustrate or hinder the consummation of the Recapitalization or the

Plan; and provided, further, that nothing in this paragraph will release or discharge any of the Companies from or in respect of their obligations to the Consenting Noteholders under the Plan, this Support Agreement or any other agreement with a Consenting Noteholder and further provided that nothing in this paragraph will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or willful misconduct; and provided, further, that no Company Released Party will be released from any claims relating to matters not publicly disclosed.
     5. Companies’ Covenants.
(a)	The Companies agree that, once this Support Agreement has become effective and binding on the parties hereto, the Companies will, in a timely manner, cause to be issued a press release or other public disclosure that discloses the material provisions of the Recapitalization Terms (subject to Section 12), provided that the Companies agree that the content of such press release shall be discussed with the Initial Backstop Parties and the Additional Noteholder Committee and be in form and substance reasonably acceptable to the Initial Backstop Parties and the Additional Noteholder Committee.

(b)	Subject to the terms set forth in Section 7, the Companies agree to file an application for an initial order under both the BCA and CBCA by June 30, 2008 and use their reasonable best efforts (including recommending to shareholders and Noteholders that they vote to approve the Plan and taking all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization) to achieve the following timeline:
i.	meetings of shareholders and the holders of the Outstanding Notes (the “Noteholders”) shall be held no later than July 28, 2008;

ii.	final approval of the Plan by the Court no later than July 29, 2008; and

iii.	implementation of the Recapitalization by July 30, 2008.
(c)	The Companies, on their own behalf and on behalf of all of their subsidiaries and affiliates, agree that at the effective time of implementation of the Plan and provided that the releases described in Section 4(e) simultaneously become fully effective and enforceable, the Consenting Noteholders, the Trustee (and its parents) and their respective subsidiaries and affiliates and their respective shareholders, officers, directors, employees, financial advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan relating to, arising out of or in connection with the Outstanding Notes, the Indentures, the Recapitalization, this Support Agreement, the Recapitalization Proceedings and any other matter relating to or proceedings commenced with respect to the Plan and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties from or in respect of its obligations under the Plan, this Support Agreement, or the New Notes and further provided that nothing in this paragraph will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, actual fraud or willful misconduct.

(d)	The Companies hereby indemnify and agree to hold harmless the Noteholder Released Parties from and against any and all demands, claims and other matters referred to in Section 5(c), asserted or commenced by any other person against any of the Noteholder Released Parties on or after the date hereof (whether based on actions or omissions occurring before or after the date hereof), including any and all professional fees, expenses and disbursements incurred in defending against same, except to the extent (and only to the extent) the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

(e)	Until the termination of this Support Agreement, subject to Section 10, the Companies shall (i) in no way, directly or indirectly, support any restructuring, reorganization or liquidation of the Companies that does not achieve or implement the Recapitalization Terms or impedes the implementation of the Recapitalization Terms, and (ii) not (x) directly or indirectly seek, solicit, support or encourage any other plan (or the termination of the exclusive period to allow for the filing of a competing plan), proposal, dissolution, winding up, reorganization, merger, restructuring of the Companies, transaction or proposed transaction that would reasonably be expected to prevent, delay or impede the successful and timely restructuring of the Companies as contemplated by the Recapitalization Terms and the Plan, or (y) take any other action that is inconsistent with, or that would delay the timely consummation or effectiveness of, the Plan.

(f)	The Companies will neither seek nor respond to expressions of interest to acquire any of the Companies’ OSB manufacturing facilities (the “Core Assets”) prior to the termination of this Support Agreement. The Companies may engage in discussions for the sale of non-Core Assets including Lillooet and Savona and their related forest tenures, provided that the Companies shall provide the Initial Backstop Parties with: (a) regular updates on the sale process; and (b) notice of any such sale including the terms of the transaction(s) and access to the professionals responsible for advising the Companies on the sale of the non-Core Assets not less than 15 days prior to any such sale. Prior to the termination of this Support Agreement, no agreements will be entered into for the sale of non-Core Assets (other than related to the imminent sale of the Barwick tap line which the Parent represents is at fair market value and will generate gross proceeds of not more than US$3,500,000) without the prior written consent of the Initial Backstop Parties.

(g)	The Companies shall at all times prior to the termination of this Support Agreement carry on their respective businesses only in the ordinary course consistent with past practice, except as may be expressly otherwise provided for in this Support Agreement or as may be consented to by the Initial Backstop Parties. At the request of the Initial

Backstop Parties, the Companies shall promptly engage the services of a chief restructuring officer or similar official satisfactory to, and on terms and conditions satisfactory to, the Initial Backstop Parties.

(h)	In consideration of the execution and delivery of this Support Agreement by the Consenting Noteholders and as an inducement to support the Recapitalization, the Companies agree to pay (i) all reasonable and documented fees and expenses of the Initial Backstop Parties, including, without limitation, for legal counsel (which shall include, without limitation, Kramer Levin Naftalis & Frankel LLP, Bennett Jones LLP, Torys LLP, and Paul, Weiss, Rifkind, Wharton & Garrison LLP) and financial advisors in connection with the Recapitalization, incurred from March 1, 2008 and (ii) reasonable and documented fees and expenses of Goodmans LLP as counsel to the Additional Noteholder Committee and certain other holders of Outstanding Notes. Notwithstanding anything to the contrary herein, the Consenting Noteholders shall not be obligated to perform under this Support Agreement unless the Companies shall have fully discharged all of their obligations then due and owing under this Support Agreement and under any existing agreements between the Companies and any Consenting Noteholder regarding the payment of fees and expenses of such Consenting Noteholder or designated counsel or financial advisor of such Consenting Noteholder in respect of the Recapitalization, whether incurred before or after the date of this Support Agreement and any proceedings contemplated hereby.
     6. Good Faith Negotiation of Documents.
(a)	Subject to Section 10, the Parties shall cooperate with each other in good faith and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Recapitalization, (ii) all matters concerning the implementation of the Recapitalization and (iii) the pursuit and support of the Recapitalization. Furthermore, subject to the terms hereof, each of the Parties shall take such action as may be reasonably necessary to carry out the purposes and intent of this Support Agreement, including making and filing any required regulatory filings (provided that Consenting Noteholders shall not be required to incur any expense, liability or other obligation that is not reimbursed by the Companies in accordance herewith).

(b)	Subject to Section 10, each Party hereby covenants and agrees (i) to negotiate in good faith the definitive documents implementing, achieving and relating to the Recapitalization, including, without limitation, the Plan, all ancillary documents relating thereto, the indentures and other documents relating to the New Notes (as defined in the Term Sheet), and the draft order of the Canadian court approving or sanctioning the Plan, and (ii) to execute (to the extent they are a party thereto) and otherwise support such documents.
     7. Conditions
     Notwithstanding anything to the contrary contained in this Support Agreement and without limitation to any other rights of the Consenting Noteholders hereunder, the obligations of the Consenting Noteholders under this Support Agreement (including, without limitation, any obligation to support the Recapitalization or under Section 6) or under any other agreement with the Companies (other than the Outstanding Notes and Indentures), shall be specifically and expressly subject to each and all of the following conditions:
(a)	The Companies shall have executed this Support Agreement and delivered their signature pages hereto to the Consenting Noteholders by no later than June 16, 2008 at 5:00 p.m. (PDT).

(b)	all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee including, without limitation, the terms of the warrants and the indentures governing the New Notes, consulting and severance and other agreements to be entered into with related persons, articles and by-laws of the Companies, the arrangement agreement and plan of arrangement under the CBCA and other documents relating to any proceedings under the CBCA or the British Columbia Business Corporations Act (“BCA”), the plan of arrangement and other documents relating to proceedings under the CCAA, including, without limitation, the DIP Commitment Letter (defined below), any circular issued by the Companies regarding the Recapitalization, and any documents relating to meetings of shareholders or creditors;

(c)	all orders made and judgments rendered by any applicable court of law, and all rulings and decrees of any applicable regulatory body, agent or official, shall be reasonably satisfactory to the Initial Backstop Parties including, without limitation, all court orders to be made in relation to proceedings under the CCAA, CBCA or BCA;

(d)	all actions taken by the Companies in furtherance of the Recapitalization shall be consistent with this and other agreements entered into between the Initial Backstop Parties and the Companies;

(e)	the Companies shall be in compliance with all of their commitments and obligations under or in respect of this Support Agreement and all other agreements entered into with the Initial Backstop Parties including, without limitation, the Backstop Commitment Letter and, if applicable in the event that CCAA Proceedings are commenced in accordance with this Support Agreement, the debtor-in-possession financing (the “DIP Financing”) commitment letter (as may be amended by the Initial Backstop Parties pursuant to Section X of the Backstop Commitment Letter, the “DIP Commitment Letter”) delivered by the Initial Backstop Parties in connection with this Support Agreement, and all conditions precedent set out in such other agreements shall have been fully satisfied and discharged or waived;

(f)	the Companies shall not have entered into an agreement or otherwise made similar arrangement for DIP Financing other than for the DIP Financing contained in the DIP Commitment Letter;

(g)	each of the Initial Backstop Parties and the Additional Noteholder Committee shall have determined, acting reasonably, that the Recapitalization and all actions relating thereto or in furtherance thereof would not result in or give rise to a material adverse effect on it under applicable tax, securities, or anti-trust and competition laws that it was not aware of on the date hereof;

(h)	the receipt by the Initial Backstop Parties of satisfactory and customary opinions of the Companies’ legal counsel and certificates of officers of the Companies with respect to matters relevant to the Recapitalization including, without limitation, (a) confirmation that the Recapitalization and related actions will not give rise to change of control, termination, forfeiture or other materially adverse obligations or consequences under or in relation to any of the Companies’ material agreements, permits, licenses, tenures or other rights or interests, (b) a report on all registered security interests and liens against the Companies or their property and assets, which report shall be reasonably satisfactory to the Initial Backstop Parties, and (c) other matters that are customary or standard in transactions of this kind or which may otherwise be requested by the Initial Backstop Parties; and

(i)	the absence of any event or occurrence which has resulted in or could reasonably be expected to result in (a) individually or in the aggregate, any material adverse change in the assets, liabilities, business, operations or condition (financial or otherwise) of the Companies, taken as a whole (other than any event or occurrence (1) relating to any generally applicable change in laws or (2) relating to any generally applicable changes in GAAP after the date hereof) or (b) a material adverse effect on the ability of the Companies to complete the Recapitalization on a timely basis.
     8. Information and Access
     The Companies shall provide to each of the Initial Backstop Parties and the Additional Noteholder Committee on a timely basis: (a) any and all information, documents, materials, and access reasonably requested by them; and (b) any and all other information which might reasonably be expected to be of material interest to them in relation to this Support Agreement, any other agreement between the Companies and the Initial Backstop Parties, or the Recapitalization. The Companies acknowledge that the Initial Backstop Parties and the Additional Noteholder Committee do not wish to receive material non-public information regarding the Companies and, accordingly, they agree to (i) advise the Initial Backstop Parties and the Additional Noteholder Committee in advance if any of the information to be provided to them constitutes material non-public information of the Companies or competitively sensitive information the public release of which would have a materially harmful effect on the Companies, (ii) agree to disclose in the circular relating to the Recapitalization, or in any other way satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee, any such material non-public information provided to the Initial Backstop Parties, provided that such release will not contain any competitively sensitive information that, in the reasonable estimation of the Parent, would have a materially harmful effect on the Companies, and failing such disclosure by the Companies on or prior to August 8, 2008, each Initial Backstop Party or member of the Additional Noteholder Committee in possession of any such material non-public information shall be entitled, at its option, to obtain specific performance against the Companies for the public release of such information or to itself publicly disclose such information. If the Companies are at any time not prepared to deliver any particular information to the Initial Backstop Parties and the Additional Noteholder Committee on the terms of this paragraph, they shall expressly so notify the Initial Backstop Parties and the Additional Noteholder Committee (which notice shall include a non-specific reference to the general nature of the withheld information), in which event the parties shall engage in good faith negotiations for alternative arrangements mutually acceptable to them. In the absence of the parties reaching such mutually acceptable alternative arrangements, each Initial Backstop Party and each member of the Additional Noteholder Committee shall be entitled to withdraw from and be released of its commitments and obligations under this Support Agreement and any other agreement between it and the Companies.
     9. CCAA Proceeding.
(a)	In the event that the Companies have not obtained, by June 30, 2008, all of the consents necessary such that it is unlikely, in the judgment of the Initial Backstop Parties, that the Companies will be able to implement the Recapitalization under the CBCA within the timeline contemplated by Section 5(b) hereof, the Companies shall, upon receipt of written notice from the Initial Backstop Parties (the “CCAA Notice”), immediately file applications (the “CCAA Proceeding”) for: (i) an initial order under the CCAA, (ii) an Order approving the DIP Financing, and (iii) an Order directing a meeting of creditors to consider and vote upon a plan of arrangement under the CCAA, and (iv) proceedings under the United States Bankruptcy Code satisfactory to the Initial Backstop Parties ((i) — (iv) collectively, the “CCAA Orders”), in order to implement the Recapitalization.

(b)	The CCAA plan of arrangement (the “CCAA Plan”) shall be proposed for the purpose of implementing the Recapitalization, with such amendments as are satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee to deal with the debt and/or equity claims or interests of any person that has failed or refused to provide any consent necessary to implement the Recapitalization under a CBCA Plan and shall be in a form and content satisfactory to the Parent, the Initial Backstop Parties and the Additional Noteholder Committee. The Consenting Noteholders shall support and vote in favor of the CCAA Plan in the same manner and to the same extent that they have agreed to support the Recapitalization under a CBCA Plan. The Companies agree to use their reasonable best efforts (including recommending to all stakeholders that they vote to approve the CCAA Plan and taking all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization) to achieve:
i.	a final determination of the claims of creditors, including the treatment of secured claims, to the satisfaction of the Initial Backstop Parties, by no later than August 31, 2008; and

ii.	final approval of the CCAA Plan by the Court and implementation of the Recapitalization by no later than September 30, 2008.
(c)	To the extent that, notwithstanding the delivery of the CCAA Notice, the Companies fail to commence a proceeding under the CCAA by June 30, 2008, the Initial Backstop Parties shall be entitled to seek the entry of the CCAA Orders and the Companies shall not contest the granting of such relief.

(d)	If the Initial Backstop Parties fail to give the CCAA Notice by June 30, 2008, and the Companies reasonably believe that they will be unable to implement the Recapitalization under the CBCA within the timeline contemplated by Section 5(b) hereof, the Companies shall be entitled to file and initiate the CCAA Proceeding, but only for the purposes of implementing the Recapitalization in accordance with the terms of this Support Agreement.
     10. Alternative Transaction.
     The Parent shall pursue and support the Recapitalization in good faith upon the terms and conditions set forth herein, and shall not solicit any proposal for a refinancing, recapitalization or other extraordinary transaction other than the Recapitalization, provided that this shall not prevent the Parent from receiving any such proposal from a third party and negotiating such proposal with a third party if the Board, on advice of its financial and legal advisors, determines that such proposal would reasonably be expected to result in a transaction more favorable to the Parent and its stakeholders, provided in all cases that same is no less favorable to the Noteholders than the Recapitalization (a “Superior Proposal”). In the event the Parent receives any proposal from a third party that the Board believes may constitute a Superior Proposal, it will promptly notify the Consenting Noteholders of the terms thereof, including the identity of the proposing party(ies). In the event that the Board, after consultation with its financial and legal advisors, determines in good faith that it has received a binding, written Superior Proposal and that it can no longer support or recommend the Recapitalization, the Parent shall promptly (in any event no later than one (1) business day following such determination) so inform the Consenting Noteholders (including as to the terms of any such proposal that the Board has determined is a Superior Proposal) and the Initial Backstop Parties shall have five (5) business days in which to respond and, in the event that within such time the Initial Backstop Parties propose an alternative to the Superior Proposal that is of comparable value to the Parent and its stakeholders and no less favorable to the Noteholders, the Parent shall commit to and pursue such alternative proposal.
     11. Termination.
(a)	This Support Agreement may be terminated in accordance with Sections 11(c) and (d) if any of the following events (such earliest date being the “Expiry Date”) occurs and is not waived in accordance with the terms hereof:
i.	The Companies shall fail to meet any of the requirements set forth in Sections 5(b), 9(a) or 9(b) within the time set forth therein;

ii.	the date the Companies enter into a written agreement with respect to a Superior Proposal;

iii.	a material breach by the Companies of their obligations, representations or warranties under this Support Agreement or any other agreement with the Initial Backstop Parties;

iv.	a material breach by the Initial Backstop Parties of their obligations, representations or warranties under this Support Agreement or any other agreement directly related to the Recapitalization between any of the Initial Backstop Parties and the Parent or the Companies;

v.	a condition set out in Section 7 is not satisfied or discharged as and when required; or

vi.	the effective implementation date of the Recapitalization.
(b)	Each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party (but not, in the case of Consenting Noteholders, the breach by any other Consenting Noteholder) occurring prior to the termination of this Support Agreement.

(c)	Upon the occurrence of the Expiry Date, unless the circumstances giving rise to such Expiry Date is previously cured or waived under Section 13(g), this Support Agreement shall terminate with respect to a Consenting Noteholder effective upon five (5) business days’ prior written notice of termination to the Parent by such Consenting Noteholder, provided, however, that, the occurrence of Expiry Dates under Section 11(a) (except by virtue of Section 11(a)(iv)) are for the sole benefit of the Consenting Noteholders and may be waived or extended in accordance with Section 13(g). Following any termination under this Section 11(c), the Consenting Noteholders shall have all rights and remedies available to them under applicable law, the Indentures and any ancillary documents or agreements thereto.

(d)	Upon the occurrence of the Expiry Date by virtue of Sections 11(a)(i), except if due to any cause within the control of the Companies, 11(a)(ii) or (iv) this Support Agreement shall terminate with respect to the obligations of the Companies upon five (5) business days prior written notice of termination to the Consenting Noteholders by the Companies.
     12. Confidentiality.
     This Support Agreement and the terms and conditions contained herein may not be disclosed by any of the Companies to any person or entity (other than to such of their officers, directors, agents and advisors (and such advisors’ officers, directors, agents and advisors) as need to know and agree to be bound by the provisions of this paragraph) without the prior written consent of each Consenting Noteholder; provided however, that such information may be disclosed: (i) to the Companies’ respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents (collectively referred to herein as the "Representatives” and individually as a “Representative”) provided that each such Representative is informed of this confidentiality provision; and (ii) to persons in response to, and to the extent required by, (x) any subpoena, or other legal process, including, without limitation, by a court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction, or (y) any regulatory agency or authority. If the Companies or their Representatives receive a subpoena or other legal process as referred to in clause (ii)(x) above in connection with this Support Agreement, the Companies shall provide the Consenting Noteholders with prompt written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the Consenting Noteholders may (at the Companies’ expense) seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Support Agreement. Notwithstanding the provisions in this Section 12: (a) the Companies may disclose the existence of and nature of support evidenced by this Support Agreement in any public disclosure (including, without limitation, press releases and Court materials) produced by the Companies at the discretion of the Companies, provided that in the context of any such public disclosure, only the aggregate holdings of the Consenting Noteholders and each other holder of Outstanding Notes that executes this Support Agreement may be disclosed (but not their individual holdings, and in the case of the Additional Noteholder Committee, identities); (b) the Companies may disclose the holdings of the Consenting Noteholders in any action to enforce this Support Agreement or in an action for damages as a result of any breaches hereof, subject to mutually acceptable confidentiality arrangements; and (c) the Companies may disclose, to the extent consented to in writing by a Consenting Noteholder, such Consenting Noteholder’s holdings. Except as set forth in Section 5(a), nothing in this Support Agreement shall obligate the Companies to make any public disclosure of this Support Agreement, the Term Sheet, the Recapitalization or the Plan.
     The Companies acknowledge that the Consenting Noteholders and/or their affiliates may be providing debt financing, equity capital or other services to other companies in respect of which the Companies may have conflicting interests regarding the transactions described herein and otherwise. No Consenting Noteholder or any of its affiliates will use confidential information obtained from the Companies by virtue of the transactions contemplated by this Support Agreement or their other relationships with the Companies in connection with the performance by each Consenting Noteholder or such affiliates of services for other companies, and none of the Consenting Noteholders nor any of their affiliates will furnish any such information to other companies. The Companies also acknowledge that none of the Consenting Noteholders or any of their affiliates has any obligation to use in connection with the transactions contemplated by this Support Agreement, or to furnish to the Companies, confidential information obtained from other companies.
     13. Miscellaneous.
(a)	Notwithstanding anything herein to the contrary, this Support Agreement applies only to each Consenting Noteholder solely with respect to its legal and beneficial ownership of its Debt and Claims, and shall not apply to: (i) any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of the Consenting Noteholders that has not been involved in the Recapitalization discussions or is on the other side of an information fire wall with respect to the Relevant Noteholder Personnel; or (ii) any securities, loans or other obligations that may be beneficially owned by non-affiliated clients of the Consenting Noteholder.

(b)	Nothing in this Support Agreement is intended to preclude the Consenting Noteholders from engaging in any securities transactions, subject to the agreements set forth in Section 4 with respect to the Relevant Notes and other Debt and/or Claims.

(c)	The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement.

(d)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(e)	Unless otherwise specifically indicated, all sums of money referred to in this Support Agreement are expressed in lawful money of Canada.

(f)	This Support Agreement (including the Term Sheet and the other schedules attached to this Support Agreement) constitute the entire agreement and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof.

(g)	This Support Agreement (including the Recapitalization Terms) may be modified, amended or supplemented: (i) as to any matter that is not material by a writing signed by the Companies and Initial Backstop Parties representing at least 75% of the aggregate principal amount of Outstanding Notes held by all Initial Backstop Parties and (ii) as to any material matter, by a writing signed by the Companies, each of the Initial Backstop Parties, and Consenting Noteholders (including the Initial Backstop Parties) holding 66 2/3% of the aggregate principal amount of Outstanding Notes, provided, however, that Consenting Noteholders that have objected in writing to any material modification, amendment or supplement that becomes effective pursuant to this clause (ii) without their consent may terminate their obligations under this Support Agreement upon five (5) business days notice. For purposes of this paragraph 13(g), an amendment, modification or supplement shall be material only if it (i) increases or imposes any new obligation of a Consenting Noteholder for the payment of money or delivery of additional Outstanding Notes, (ii) reduces the amount of equity or New Notes or Rollover Notes to be received or receivable by a Consenting Noteholder in connection with the implementation of the Recapitalization, (iii) increases or reduces the amount of any fee or reimbursable expense payable to any Consenting Noteholder, or (iv) increases or changes any consideration payable to the Initial Backstop Parties, management or the holders of Existing Equity. No event that gives rise to an Expiry Date may be waived, except in a writing signed by Initial Backstop Parties representing at least 75% of the aggregate principal amount of Outstanding Notes held by all Initial Backstop Parties.

(h)	To the extent any condition, term or provision of this Support Agreement requires the consent, satisfaction or approval of the Initial Backstop Parties, the Initial Backstop Parties agree that, to the extent practicable, they will exercise their discretion with respect to such consent, satisfaction or approval in consultation with the Additional Noteholder Committee. Such right of consultation shall not confer any right of consent, satisfaction or approval upon the Additional Noteholder Committee except as otherwise agreed to herein.

(i)	Notwithstanding anything herein to the contrary, to the extent that any condition, term or provision of this Support Agreement or the Backstop Commitment Letter requires the consent, satisfaction or approval of the Additional Noteholder Committee and the

Additional Noteholder Committee does not provide such consent, satisfaction or approval (a) the sole remedy under this Support Agreement shall be that each member of the Additional Noteholder Committee may, but shall not be required to, terminate its obligations under the Support Agreement and the Backstop Commitment Letter, and (b) the Additional Noteholder Committee shall forfeit any further consent, satisfaction or approval rights under the Support Agreement or the Backstop Commitment Letter (or any related agreements).

(j)	Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(k)	THIS SUPPORT AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE COMPANIES HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE PROVISIONS OF THIS SUPPORT AGREEMENT AND IRREVOCABLY AGREE THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE PARTIES HERETO HEREBY WAIVE ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HERETO HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT. NOTWITHSTANDING THE FOREGOING CONSENT TO JURISDICTION, UPON THE COMMENCEMENT OF A PROCEEDING UNDER THE CCAA, EACH OF THE PARTIES AGREES THAT THE COURTS OF CANADA SITTING IN BRITISH COLUMBIA SHALL HAVE NON-EXCLUSIVE JURISDICTION WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS SUPPORT AGREEMENT.

(l)	It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Support Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

(m)	Notwithstanding the termination of this Support Agreement pursuant to Section 11, the agreements and obligations of the Parties in Sections 5(d), 5(h), 12, 13(j) through (s), and, if such termination is pursuant to Section 11(a)(vi), Sections 4(e) and 5(c), of this Support Agreement shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof.

(n)	This Support Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives. The agreements, representations and obligations of the Consenting Noteholders under this Support Agreement are, in all respects, several and not joint.

(o)	Unless expressly stated herein, this Support Agreement, and the covenants, representations, warranties, terms and conditions contained herein shall be solely for the benefit of, and are enforceable by, each of (i) the Parties and (ii) with respect to Sections 4(e), 5(c) and 5(d) only, the Trustee, and no other person or entity shall be a third party beneficiary hereof.

(p)	All notices and other communications which may be or are required to be given pursuant to any provision of this Support Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile transmission, in each case addressed to the particular Party:
(i) If to the Companies, at:
Ainsworth Lumber Co. Ltd..
Suite 3194 Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, BC V7X 1L3 Canada
Attention: Robert Allen
Facsimile: 604.661.3201
With a required copy (which shall not be deemed notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver BC V7X 1L3 Canada
Attention: Bill Sirett
Facsimile: 604.631.3309
Skadden, Arps, Slate, Meagher & Flom, LLP
222 Bay Street Suite 1750, P.O. Box 258
Toronto, Ontario Canada M5K 1J5
Attn: Christopher Morgan
Facsimile: 416.777.4747
(ii) If to the Consenting Noteholders at:
The address set forth for each Consenting Noteholder at the address shown for it beside its signature

With a required copy (which shall not be deemed notice) to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036 USA
Attention: David M. Feldman
Facsimile: 212.715.8000
Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario M5X 1A4 Canada
Attention: Kevin J. Zych
Facsimile: 416.863.1716
Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario M5K 1N2 Canada
Attention: Tony DeMarinis
Facsimile: 416.865.7380
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019 USA
Attention: Alan W. Kornberg
Facsimile: 212.373.2053
Goodmans LLP
250 Yonge Street
Suite 2400, Box 24
Toronto, Ontario M5B 2M6 Canada
Attention: Robert Chadwick
Fax: 416.979.1234
or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.
(q)	If any term or other provision of this Support Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Support Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Support Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Support Agreement remain as originally contemplated to the fullest extent possible.

(r)	The provisions of this Support Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto, except by the Consenting Noteholders as set forth and to the extent permitted in Section 4(b)(i) and except that any of the Companies may, upon giving notice to the Consenting Noteholders, assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement to an affiliate provided such affiliate is also an assignee under the Plan, without reducing its own obligations hereunder, without the consent of the Consenting Noteholders.

(s)	Where this Support Agreement, or any other agreement between a Consenting Noteholder and the Companies, confers upon a Consenting Noteholder any right, remedy, privilege or entitlement, that Consenting Noteholder shall be entitled to its assertion, exercise, enforcement or reliance in connection with or in relation to all of its capacities under agreements with the Companies.

(t)	In the event that this Support Agreement is terminated, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Consenting Noteholder to protect and preserve its rights, remedies and interests, including its claims against the Companies, and the Parties fully reserve any and all of their rights. Nothing herein shall be deemed an admission of any kind. Pursuant to Rule 408 of the Federal Rules of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Support Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms and shall be entirely on a “without prejudice” basis.

(u)	Until the termination of this Support Agreement, the Consenting Noteholders agree that they shall not make any public announcement or statement with respect to this Support Agreement, the Term Sheet, the Plan or the Recapitalization that is inconsistent with their obligations under this Support Agreement.

(v)	This Support Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.
[Remainder of this page intentionally left blank; next page is signature page]

     IN WITNESS WHEREOF, the Parties have caused this Support Agreement to be executed as of the date first written above.

Ainsworth Lumber Co. Ltd.
By:	/s/ Allen Ainsworth
	Name:	Allen Ainsworth
	Title:	President and Director

Ainsworth Engineered Corp. Ainsworth Engineered Canada Limited Partnership Ainsworth Corp. Ainsworth Engineered (USA), LLC
By:	/s/ Catherine Ainsworth
	Name:	Catherine Ainsworth
	Title:	Secretary

Signature Page for Consenting Holders

Holder: HBK MASTER FUND L.P. By: HBK SERVICES LLC, Investment Advisor
By:	/s/ David C. Haley
	Name:	David C. Haley
	Title:	Authorized Signatory

Notice address:
c/o HBK Services LLC
300 Crescent Court, Suite 700
Dallas, TX 75201
Tel: (214) 758-6107
Fax: (214) 758-1207
Email: legal@hbk.com
Attention: Legal Dept.
Principal Amount of Outstanding Notes:
[REDACTED]

Signature Page for Consenting Holders

Holder: TRICAP PARTNERS II L.P. By: TRICAP PARTNERS GP L.P., its general partner By: TRICAP PARTNERS LTD., its general partner
By:	/s/ Gary Franko
	Name:	Gary Franko
	Title:	Vice President

Notice address:
Tricap Partners II L.P.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario
M5J 2T3
Tel: (416) 365-9642
Email: gfranko@brookfield.com
Attention: Mr. Gary Franko
Principal Amount of Outstanding Notes:
[REDACTED]

Signature Page for Consenting Holders

Holder: BARCLAYS BANK PLC
By:	/s/ Drew J. Doscher
	Name:	Drew J. Doscher
	Title:	Managing Director

Notice address:
Barclays Bank PLC
200 Park Avenue
New York, NY 10166
Principal Amount of Outstanding Notes:
[REDACTED]

Signature Page for Additional Noteholder Committee
THE SIGNATURES OF THE ADDITIONAL NOTEHOLDER COMMITTEE HOLDING
AN AGGREGATE OF $188,660,000 PRINCIPAL AMOUNT OF OUTSTANDING
NOTES HAVE BEEN REDACTED PURSUANT
TO SECTION 12 OF THE AGREEMENT

SCHEDULE A TO SUPPORT AGREEMENT
TERM SHEET
AINSWORTH LUMBER CO. LTD.
RECAPITALIZATION TERM SHEET
RE: Ainsworth Lumber Co. Ltd. (“Ainsworth” or the “Parent”) and certain of its subsidiaries (together with Parent, collectively, the “Companies”); and certain holders (the “Consenting Noteholders”), each being a holder of the following notes issued by the Companies: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, 2014(1) Notes, 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture,” and collectively, the “Indentures,” and all holders of Outstanding Notes being the “Noteholders”).
The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of the Companies and the issuance by the Parent of new unsecured notes in the aggregate principal amount of US$350,000,000 (the “New Notes”).
     1. Recapitalization.
     The Noteholders’ claims against the Companies pursuant to the Outstanding Notes and the Indentures shall be restructured in accordance with the following transactions (collectively, the “Recapitalization”), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the “Plan”) to be filed pursuant to either (i) section 192 of the Canada Business Corporations Act (the “CBCA”) and approved and confirmed pursuant to a Court Order (the “Approval Order”); or, alternatively, (ii) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”), in each case in form and substance satisfactory to the Initial Backstop Parties (defined below):
(i)	the issuance (the “Recapitalized Equity Issuance”) of shares of new common stock, or, with respect to those Noteholders that would otherwise receive in excess of 24.9% of the Recapitalized Equity Issuance, cashless warrants for the purchase of new common stock for such amounts over 24.9% on terms satisfactory to the Initial

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Backstop Parties (the “Noteholder Warrants”) (“New Ainsworth Common Stock”), by the recapitalized Parent or a new successor public corporation (“New Ainsworth”);

(ii)	the cash payment of all unpaid but accrued interest in respect of the Outstanding Notes as at March 31, 2008;

(iii)	the irrevocable exchange and transfer of the Outstanding Notes and all of the Noteholders’ rights under the Outstanding Notes and the Indentures in exchange for the Noteholder Consideration (defined below);

(iv)	the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Outstanding Notes and the Indentures; and

(v)	the issuance of new warrants by New Ainsworth (the “Shareholder Warrants”) on the terms set out in Section 8.
     The record date for purposes of calculating the claims of all Noteholders shall be March 31, 2008 (the “Claims Record Date”). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the “Noteholders’ Claim Amount.” The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the “Noteholders’ Principal Claim Amount.” The record date for voting purposes shall be set by the Company as agreed to by the Initial Backstop Parties (defined below).
     The implementation of the Plan shall be subject to and conditional upon all required court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. The Parent shall use reasonable best efforts, in respect of matters provided for in this Term Sheet, (a) to file the Plan (i) if under the CBCA, on or before June 30, 2008 or (ii) under the CCAA, on or before July 31, 2008 and (b) to hold a Noteholder meeting and a Shareholder meeting (as applicable) (i) if under the CBCA, on or before July 28, 2008 and (ii) if under the CCAA, on or before August 31, 2008. The successful completion of the issuance of the New Ainsworth Common Stock, the Shareholder Warrants and the New Notes, and the reservation of the Warrant Shares (as defined below), shall be a condition precedent to the Plan.
     2. Issuance of New Ainsworth Common Stock.
     Immediately before the effective time of the Plan, and as a condition precedent to the Plan, New Ainsworth shall: (i) issue a number of shares of New Ainsworth Common Stock, satisfactory to the Initial Backstop Parties, to replace all of its existing share capital (the “Existing Equity”); and (ii) reserve a sufficient number of additional shares of New Ainsworth Common Stock for issuance upon exercise of the Shareholder Warrants (the “Warrant Shares”). The Recapitalized Equity Issuance shall be allocated as set forth in Section 5 below.

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3.	Noteholder Consideration.
     The Noteholders shall receive the following consideration (the “Noteholder Consideration”) in satisfaction of their Notes:
(i)	their pro rata share, based on the total principal amount of Outstanding Notes (the “Pro Rata Share”), of new US$150,000,000 senior unsecured notes (the “New Rollover Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below);

(ii)	96% of the New Ainsworth Common Stock allocated in accordance with Section 5 below; and

(iii)	US$200,000,000 of senior unsecured notes (the “Additional Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below), to the extent Noteholders that are authorized under applicable securities laws (“Eligible Noteholders”) agree to subscribe for Additional Notes (“Subscribing Noteholders”).
     4. Backstop Agreement.
     The Companies and each of HBK Master Fund L.P. (“HBK”), Tricap Partners II L.P. (“Tricap”), and Barclays Bank PLC (collectively, the “Initial Backstop Parties”) will execute that certain Backstop Commitment Letter, relating to the issuance of the Additional Notes in form substantially attached hereto as Annex 1 (the “Backstop Commitment Letter”). Additional parties may execute the Backstop Commitment Letter in accordance with the terms thereof (the “Additional Backstop Parties,” and together with the Initial Backstop Parties, the “Backstop Parties”) and such right to become an Additional Backstop Party shall be open to all Eligible Noteholders on a pro rata basis.
     5. Allocation of New Ainsworth Common Stock.
     The shares of New Ainsworth Common Stock, upon the effective date of the Recapitalization (without giving effect to the issuance of the Shareholder Warrants but after giving effect to the exercise of the Noteholder Warrants), shall be allocated as follows:

(i)	All Noteholders	46%
(ii)	Subscribing Noteholders	35%
(iii)	Backstop Parties	10%	(in consideration for providing the backstop, to be allocated in accordance with the terms of the Backstop Commitment Letter)
(iv)	Initial Backstop Parties	5%	(to be allocated in accordance with the terms of the Backstop Commitment Letter)

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(v)	Existing Equity	4%
     No fractional shares or fractional Rollover Notes will be issued. The Companies shall use reasonable best efforts to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants. If, after reasonable best efforts, the Companies are unable to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants, the Companies shall use reasonable best efforts to obtain a listing for the New Ainsworth Common Stock and the Shareholder Warrants on a designated stock exchange within the meaning of the Income Tax Act (Canada).
     6. Recovery to Existing Equity.
     All Existing Equity (including, without limitation, any and all options, warrants, and other equity instruments and rights) will be cancelled. Existing Equity holders will receive their pro rata share (based on their equity holdings in Ainsworth prior to the restructuring) of (i) 4% New Ainsworth Common Stock, (ii) Shareholder Warrants and (iii) 30.2% of the net proceeds received by the Companies from the full and final determination of the Litigation (defined below) after the deduction of all costs and expenses incurred by or on behalf of the Companies in relation to the Litigation. Notwithstanding the foregoing, the Companies shall retain full and unmitigated discretion and authority regarding the Litigation including, without limitation, the timing and manner of its prosecution, selection of and instructions to legal counsel, evidence submitted in the Litigation, and all other matters in any way relating to the Litigation.
     7. Treatment of Other Debt.
     Other than the Outstanding Notes, all of the Companies’ debt obligations (including, without limitation, debt obligations under (i) that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Companies, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P., (ii) that certain Credit Agreement, dated as of September 29, 2006, by and among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., and (iii) that certain Loan Agreement No. 1, dated as of September 7, 2006, by and among Ainsworth, Deutsche Bank Luxembourg S.A., and Deutsche Bank Aktiengesellschaft, and other equipment financings and capital leases) will remain in place on their current respective terms, unless refinanced or otherwise modified on terms acceptable to the Initial Backstop Parties.
     8. Shareholder Warrants.
(i)	New Ainsworth shall issue warrants, for the purchase of New Ainsworth Common Stock, on a fully-exercised basis, to the holders of Existing Equity as additional consideration for their Existing Equity. The Shareholder Warrants shall be warrants (with a nil strike price) to purchase 8% of New Ainsworth Common Stock on a fully diluted basis, which warrants shall only be exercisable upon New Ainsworth achieving an equity market capitalization of US$1,200,000,000, and if such market capitalization is not met on or prior to the fifth anniversary of the Implementation

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Date, an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis. Each Shareholder Warrant shall be convertible into one share of New Ainsworth Common Stock.

(ii)	The Shareholder Warrants shall expire 5 years after the Implementation Date if not exercised. Upon a Change of Control, the Shareholder Warrant holders will receive the following:
(1) if the stock of the acquiring company (the “Acquiror”) is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is equal to or more than US$1,200,000,000, holders may exercise their Shareholder Warrants immediately prior to the closing of the transaction and, upon such closing, the New Ainsworth Common Stock each holder receives upon such exercise shall be exchanged for shares in the Acquiror;
(2) if the stock of the Acquiror is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is less than US$1,200,000,000,
(a) at the option of the Acquiror, holders will receive replacement warrants in the Acquirer, or
(b) if the Acquiror does not wish to issue replacement warrants, then, at the option of the holder, the holder may receive,
(y) a payment, which shall be, at the Acquiror’s option, in the form of either (A) cash or (B) shares in the Acquiror, in either case in an amount to be determined using Bloomberg’s barrier options model or such other options valuation model acceptable to New Ainsworth and the Initial Backstop Parties and assuming a volatility of 35% (the “Options Model”), or (z) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis; or
(3) if the stock of the Acquiror is not publicly-traded, at the option of the holder, (a) a cash payment to be determined using the Options Model or (b) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis.
For purposes of the Shareholder Warrants, a “Change of Control” shall mean the occurrence of any of the following:
(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

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(2) the adoption of a plan relating to the liquidation or dissolution of New Ainsworth;
(3) the consummation of any transaction (including, without limitation, any merger, amalgamation, consolidation or acquisition of Voting Stock) the result of which is that any “person” (as defined above in clause (1)), together with any affiliates or related persons thereof, other than the Initial Backstop Parties, becomes the beneficial owner, directly or indirectly, of, or exercises control or direction over, at least 50% of the total voting power of Voting Stock of New Ainsworth; or
(4) New Ainsworth consolidates or amalgamates with, or merges with or into, any person, or any person acquires, in one or more transactions, all of the outstanding Voting Stock of New Ainsworth, or consolidates or amalgamates with, or merges with or into, New Ainsworth, in any such event pursuant to a transaction in which any of the outstanding voting stock of New Ainsworth or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of New Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance).
(iii)	Standard anti-dilution provisions for securities of this type, including a reduction in the barrier price for extraordinary dividends outside of normal course. Normal course dividend policy to be agreed before the public launch of the Recapitalization.
     9. Taxes.
     Ainsworth, in consultation with the legal and financial advisors to the Initial Backstop Parties, shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.
     10. Implementation Date.
     The implementation date of the Recapitalization will be no later than, in the case of a proceeding under the CBCA, July 30, 2008, and in the case of a proceeding under the CCAA, September 30, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the “Implementation Date”).

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     11. Shareholder Agreement.
     New Ainsworth and the Initial Backstop Parties shall enter into that certain Shareholder Agreement in form substantially attached hereto as Annex 2 (the “Shareholder Agreement”).
     12. Corporate Governance.
(i)	Until the first annual general meeting of New Ainsworth, the board of directors of New Ainsworth upon the Recapitalization becoming effective (the “New Board”) shall be comprised of seven (7) directors, one (1) of which will be nominated by the current Board of Directors, provided that such nominee is an independent director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee, five (5) of which will be acceptable to HBK and Tricap, and one (1) of which will be acceptable to the Additional Noteholder Committee.

(ii)	After the end of the initial term of the New Board, successive directors shall be nominated in accordance with the Shareholder Agreement during the term thereof and elected by the shareholders of New Ainsworth.
     13. Consulting Agreement.
     Michael Ainsworth and Catherine Ainsworth (the “Ainsworth Consultants”) shall provide, pursuant to agreements in form and substance satisfactory to the Initial Backstop Parties, consulting services: (a) for a period of one year to assist in the transition of the business and, (b) in connection with the outstanding litigation claims of the Company against Potlatch Corporation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute (together referenced as the “Litigation”). Each of the Ainsworth Consultants shall receive compensation of US$500,000 for the above services.
     14. Management Agreements.
     The Companies shall offer severance arrangements (upon terms satisfactory to the Initial Backstop Parties) for all senior executives (all of whom shall resign effective immediately upon implementation of the Recapitalization unless otherwise requested by the New Board) totaling US$8,000,000 in the aggregate, including the Ainsworth Consultants.
     15. DIP Financing Participation.
     Additional lenders may join the DIP Commitment Letter in accordance with the terms thereof and such right to become a lender under the DIP Financing shall be open to all Consenting Noteholders that have joined the Support Agreement by June 20, 2008 on a pro rata basis.
     16. Conditions to Recapitalization.
     The Recapitalization shall be subject to conditions mutually agreed upon by the Companies and the Initial Backstop Parties, including the following:

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(i)	the Plan (which shall provide for, among other things, customary releases for the Trustee), any orders of the Court relating thereto, the new (or amended) articles, by-laws and other constituting documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to the Companies, the Initial Backstop Parties and the Additional Noteholder Committee, each acting reasonably;

(ii)	timely satisfaction by Ainsworth in all material respects of each obligation and condition referred to in this Term Sheet and in the Support Agreement; and

(iii)	successful approval of the Plan and the Approval Order or CCAA equivalent being in full force and effect and consummation of the transactions contemplated by the Plan.

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ANNEX 1
BACKSTOP COMMITMENT LETTER

ANNEX 2
SHAREHOLDER AGREEMENT
See attached.

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SHAREHOLDERS’ AGREEMENT
     This SHAREHOLDERS’ AGREEMENT (this “Agreement”) is made and entered into as of June 16, 2008, by and among Ainsworth Lumber Co. Ltd., a corporation organized under the laws of British Columbia (the “Company”), HBK Master Fund L.P. (the “HBK Shareholder”) and Tricap Partners II L.P. (the “Tricap Shareholder” and, together with the HBK Shareholder, the “Shareholders” and each a “Shareholder”).
RECITALS
     WHEREAS, the Company and its subsidiaries intend to effect a restructuring and reorganization of the Company (the “Restructuring”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) or pursuant to a plan of compromise under the Companies’ Creditors Arrangement Act (the “Plan of Compromise”);
     WHEREAS, after giving effect to the Restructuring, the Shareholders will own a substantial number of common shares of the Company (the “Common Shares”) and Warrants (as defined herein); and
     WHEREAS, the Company and the Shareholders desire to enter into this Agreement for the purposes, among others, of setting forth certain rights and restrictions with respect to the Company and its securities.
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the Company and the Shareholders, intending to be legally bound, hereby agree as follows:
SECTION 1
DEFINITIONS
     1.1     Additional Definitions.     As used herein, the following terms shall have the respective meanings following such term:
     “Affiliate” shall mean, with respect to any specified Person, (i) any other Person, directly or indirectly, controlling, controlled by, under common control with or under common investment management (including, without limitation, investment funds and managed accounts) with, such specified Person; and (ii) any Person that is an officer, director, general partner, managing member, or trustee of, or serves in a similar capacity with respect to such specified Person. For the purposes of this definition, “control” when used with respect to any Person, means (x) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person (including the voting of securities held by such Person), whether through the ownership of voting securities, by contract or otherwise or (y) direct or indirect beneficial ownership (including, without limitation, through the right to vote or the right to dispose or the exercise of control or direction), including through synthetic interests or derivative transactions or securities, of 20% or more of the Voting Stock or economic interest of a Person; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

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     “Aggregating Shareholder” shall have the meaning set forth in Section 4.1(a)(i) hereof.
     “Agreement” shall have the meaning set forth in the Introduction.
     “Articles of Continuance” shall mean the Articles of Continuance of the Company, as the same may be amended and/or restated from time to time.
     “Arm’s Length” shall have the meaning assigned for the purposes of the Income Tax Act (Canada).
     “Backstop Agreement” shall mean that certain backstop commitment letter by and between each of the parties hereto and Barclays Bank PLC, dated as of the date hereof.
     “Board” shall mean the board of directors of the Company.
     “Common Shares” shall have the meaning set forth in the Recitals.
     “Company” shall have the meaning set forth in the Introduction.
     “Company Capital Stock” shall mean any and all shares of capital stock of the Company however designated and whether voting or nonvoting, including, without limitation, Common Shares, whether outstanding on the date hereof or issued after the date hereof.
     “Company Capital Stock Ownership Threshold”, in respect of a Shareholder, shall mean the beneficial ownership at any time of more than 24.99% of the then outstanding shares of any class of Company Capital Stock by such Shareholder, Persons not dealing at Arm’s Length with such Shareholder, or such Shareholder together with such Persons.
     “Company Reduction Notice” shall have the meaning set forth in Section 3.2(a) hereof.
     “Director” shall mean a director of the Company.
     “Effective Time” shall have the meaning set forth in the Plan of Arrangement or Plan of Compromise, as applicable.
     “Exchange” shall mean the exchange by a shareholder of the Company of shares of Company Capital Stock owned by it for a combination, such combination to be at the election of such shareholder, of (x) shares of the class of Company Capital Stock so exchanged and (y) Exchange Warrants for a number of shares of such class of Company Capital Stock such that the aggregate of the shares of Company Capital Stock received pursuant to clause (x) and the shares of Company Capital Stock that may be received upon the exercise of the Exchange Warrants received pursuant to clause (y) shall be equal to the number of shares of Company Capital Stock being exchanged by the shareholder.
     “Exchange Notice” shall have the meaning set forth in Section 3.1 hereof.

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     “Exchange Warrants” shall mean warrants issued in exchange for shares of Company Capital Stock, each of which warrant shall be immediately exercisable for no additional consideration to acquire a share of the Company Capital Stock so exchanged, on terms substantially identical to those set forth in the Warrants.
     “fully diluted basis” shall mean the number of outstanding Common Shares plus the number of Warrants and Exchange Warrants on an as-exercised for Common Shares basis, in each case, that are held by the Shareholders at the time a determination is made, and the number of outstanding Common Shares at such time shall be calculated accordingly by including the number of outstanding Common Shares plus the number of Warrants and Exchange Warrants on an as-exercised for Common Shares basis of the Shareholders.
     “HBK Shareholder” shall have the meaning set forth in the Introduction.
     “Noteholder Support Agreement” means that certain support agreement regarding the Restructuring by and between the Company, each of its subsidiaries signatory thereto, the Tricap Shareholder, the HBK Shareholder and Barclays Bank PLC and each of the other signatories thereto, dated as of the date hereof.
     “Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.
     “Plan of Arrangement” shall have the meaning set forth in the Recitals.
     “Plan of Compromise” shall have the meaning set forth in the Recitals.
     “Purchaser” and “Purchasers” shall have the respective meanings set forth in Section 4.1(a).
     “Reduction” shall have the meaning set forth in Section 3.2(a) hereof.
     “Restructuring” shall have the meaning set forth in the Recitals.
     “Selling Shareholder” shall have the meaning set forth in Section 4.1(a).
     “Shareholder” and “Shareholders” shall have the respective meanings set forth in the Introduction.
     “Shareholder Reduction Notice” shall have the meaning set forth in Section 3.2(b) hereof.
     “Tricap Shareholder” shall have the meaning set forth in the Introduction.
     “Voting Stock” shall mean, with respect to any Person, any and all shares of capital stock issued by such Person which are entitled to vote for the election of directors, or for non-corporate Persons, a similar governing body.

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     “Warrants” shall mean the warrants to purchase Common Shares for no additional consideration issued to the Shareholders in their capacity as noteholders pursuant to the Restructuring.
SECTION 2
Board of directors
     2.1     Board Matters.     The Articles of Continuance will provide that the number of directors constituting the Board shall be fixed at seven (7).
SECTION 3
covenants
     3.1     Exchange.     If the HBK Shareholder or any of its Affiliates desires to effect an Exchange, such holder shall provide a written notice (an “Exchange Notice”) to the Company indicating the number and class of shares of Company Capital Stock to be subject to such Exchange. The Company shall effect such Exchange immediately upon receiving the Exchange Notice along with the securities being exchanged. The Company shall not permit any other holder of Company Capital Stock to effect an Exchange.
     3.2     Reductions in Share Capital.
     (a)     In the event that the Company determines to effect any repurchases, redemptions or a retirement of shares (each, a “Reduction”), the Company shall provide written notice (a “Company Reduction Notice”) to each Shareholder no less than fifteen (15) days prior to effecting the Reduction describing in detail the terms of the Reduction and the number of shares of each class of Company Capital Stock to be outstanding following the Reduction.
     (b)     If, based on the information set forth in the Company Reduction Notice, the HBK Shareholder determines that the Reduction would cause it to exceed the Capital Stock Ownership Threshold, the HBK Shareholder may, within five (5) days, provide written notice (the “Shareholder Reduction Notice”) to that effect to the Company and the other Shareholder.
     (c)     In the event that the HBK Shareholder delivers a Shareholder Reduction Notice, the Company shall effect an Exchange with the HBK Shareholder prior to effecting the Reduction. The Company and the HBK Shareholder shall cooperate to effect the Exchanges prior to the Reduction.
     3.3     Stock Exchange Listing.     All Company Capital Stock that is held by a Shareholder or offered to a Shareholder (including pursuant to an exchange of securities) shall be listed on a designated stock exchange within the meaning of the Income Tax Act (Canada).
SECTION 4
MISCELLANEOUS PROVISIONS
     4.1     Assignment of Rights; Binding Effect.
     (a)     The rights and obligations of the parties under this Agreement may not be assigned or otherwise transferred (whether voluntarily or involuntarily, by operation of law or otherwise) to any other Person, except that,

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     (i)     in the event that a Shareholder (the “Selling Shareholder”) sells or transfers a portion of its Company Capital Stock, to any Person or Persons (other than an Affiliate, which is covered by clause (ii) of this paragraph (a)) (the “Purchaser” or “Purchasers”), the Selling Shareholder may assign a portion of its rights hereunder to a Purchaser or Purchasers; provided that a Shareholder may not assign its rights hereunder with respect to more than an aggregate of 49.9% of the Company Capital Stock beneficially owned (including, without limitation, through the right to vote or the right to dispose or the exercise of control or direction) by such Shareholder. In such event, the shares of Company Capital Stock purchased by the Purchaser or Purchasers will be aggregated with those of the Selling Shareholder pursuant to Section 4.14, provided that, such assignment and aggregation will be permitted only if the Purchaser or Purchaser agree in writing to be bound by the terms of this Agreement, as if such Purchaser or Purchasers were a “Shareholder” under this Agreement, and provided further that, while bound by the terms of this Agreement, the Purchaser may not assign or transfer its rights hereunder to any other Person without the prior written consent of the other Shareholders party hereto. Following the assignment and aggregation, any rights exercised with respect to the aggregated shares under this Agreement shall be exercised only by the Selling Shareholder, and the Selling Shareholder shall retain final decision-making authority with respect to the exercise of such rights, it being understood and agreed that the Selling Shareholder may grant veto rights with respect to the exercise of such rights to the Purchaser or Purchasers; and
     (ii)     (A)     in the event that an Affiliate of a Shareholder beneficially owns Company Capital Stock other than as a result of a sale or transfer from a Shareholder, the Shareholder (an “Aggregating Shareholder”) may elect to have the Company Capital Stock beneficially owned by the Affiliate aggregated with those of the Aggregating Shareholder pursuant to Section 4.14 for purposes of determining the availability of rights under this Agreement. In such case, the Affiliate shall agree in writing to be bound by the terms of this Agreement as if such Affiliate were a “Shareholder” under this Agreement;
          (B)     in the event that a Shareholder (also an “Aggregating Shareholder”) sells or transfers any Company Capital Stock to an Affiliate, the Affiliate shall agree in writing to be bound by the terms of this Agreement as if such Affiliate were a “Shareholder” under this Agreement, and the Company Capital Stock beneficially owned by the Affiliate shall be aggregated with those of the Aggregating Shareholder pursuant to Section 4.14 for purposes of determining the availability of rights under this Agreement;
          (C)     following such election, transfer or sale pursuant to clauses (A) or (B) above, any rights exercised with respect to the aggregated shares under this Agreement shall be exercised only by the Aggregating Shareholder, and the Aggregating

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Shareholder shall retain final decision-making authority with respect to the exercise of such rights, it being understood and agreed that the Aggregating Shareholder may grant veto rights with respect to the exercise of such rights to the Affiliate; and
     (iii)     in the case of the Company, to its successor or assign.
     (b)     This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective, successors and permitted assigns subject to the terms and conditions set forth herein. Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
     (c)     For greater certainty, the provisions of this Section 4.1 shall not restrict a Shareholder from selling, transferring or otherwise disposing of all or any portion of such Shareholder’s Company Capital Stock.
     4.2     Effectiveness and Duration of Agreement.     The obligations of each party hereunder shall take effect immediately following the events and transactions that are to commence at the Effective Time of the Plan of Arrangement or the Plan of Compromise, as applicable, and remain binding upon such party until (i) as to a Shareholder, such time as such Shareholder no longer beneficially owns (including, without limitation, through the right to vote or the right to dispose or the exercise of control or direction) five percent (5%) or more of the outstanding Common Shares on a fully diluted basis, provided that either Shareholder may elect to no longer be bound by this Agreement at any time after the second anniversary of the date of this Agreement by providing written notice to the Company and the other Shareholder, and in such case, this Agreement shall continue to be binding on the Company and the other Shareholder and (ii) as to the Company, such time as neither Shareholder beneficially owns (including, without limitation, through the right to vote or the right to dispose or the exercise of control or direction) five percent (5%) or more of the outstanding Common Shares on a fully diluted basis. In the event of the termination of the Noteholder Support Agreement or the Backstop Agreement in accordance with their terms prior to the Effective Time of the Plan of Arrangement or the Plan of Compromise, as applicable, this Agreement shall forthwith become void and shall be of no further force or effect and there shall be no liability on the part of any party hereto.
     4.3     Enforcement.     Each party acknowledges that irreparable damage would occur to the other parties hereto in the event that any of the provisions of this Agreement were not performed by such party in accordance with their specific terms or were otherwise breached by such party and that money damages would not provide an adequate remedy to the non-breaching parties. It is accordingly agreed that the non-breaching parties hereto shall be entitled to seek an injunction and other equitable remedies without the requirement of posting a bond to prevent breaches by the breaching party of this Agreement and to enforce specifically the terms and provisions hereof in any court specified pursuant to Section 4.7 hereof, this being in addition to any other remedy to which such non-breaching parties may be entitled at law or in equity or otherwise.
     4.4     Severability of Provisions.     If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, rule or regulation, such

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provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision has never comprised a part hereof. The remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.
     4.5     Amendment and Waiver.     This Agreement may be amended, supplemented or otherwise modified only by the written agreement of all of the parties hereto. Any waiver of any provision of this Agreement shall be in writing and executed by the party hereto waiving such provision, and any such waiver shall be effective only for the specific purpose for which it is given and for the specific time period, if any, contemplated therein.
     4.6     Notices.
     (a)     All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, internationally-recognized overnight courier or first class-registered or certified mail, return receipt requested, postage prepaid, addressed (i) if to a Shareholder, as indicated on the signature page hereto or at such other address as such Shareholder shall have furnished in writing to the party initiating the notice or communication, or (ii) if to the Company, at its registered office or at such other address as the Company shall have furnished in writing to the party initiating the notice or communication.
     (b)     All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five days after having been sent by first class-registered or certified mail, return receipt requested, postage prepaid; or (iv) one day after deposit with a internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Any party may change the address to which notice should be given to such party by providing written notice to the other parties hereto of such change.
     4.7     Governing Law; Jurisdiction.     This Agreement shall be governed by, construed, applied and enforced in accordance with the laws of the State of New York, except that no doctrine of choice of law shall be used to apply any law other than that of New York, and no defense, counterclaim or right of set-off given or allowed by the laws of any other state or jurisdiction, or arising out of the enactment, modification or repeal of any law, regulation, ordinance or decree of any foreign jurisdiction, shall be interposed in any action hereon or thereon; provided, however, that to the extent that this Agreement relates to the internal affairs of the Company, such internal affairs shall be governed by and construed and enforced in accordance with the federal laws of Canada. The parties hereto agree that any suit, action or proceeding to enforce any right arising out of this Agreement shall be exclusively commenced in the Supreme Court of New York situated in New York City or in the United States District Court for the Southern District of New York, and the parties hereto consent to such exclusive jurisdiction, agree that venue will be proper in such courts in any such matter, agree that New

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York is the most convenient forum for litigation in any such suit, action or proceeding, and agree that a summons and complaint commencing a suit, action or proceeding in any such court shall be properly served and shall confer personal jurisdiction upon a Person if served by registered or certified mail to the address specified with respect to such Person pursuant to Section 4.6 hereof, or as otherwise provided by the laws of the State of New York or the United States. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
     4.8     Delays or Omissions.     Neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.
     4.9     Entire Agreement.     This Agreement contains the complete agreement among the parties hereto with respect to the subject matter hereof, supersedes all prior agreements and understandings and no other understanding which modifies the terms hereof shall be binding unless made in writing and executed by authorized representatives of the parties hereto. Nothing herein contained shall be construed to obligate the Shareholders to make any additional investment in the Company or to constitute the Shareholders as partners.
     4.10     Counterparts.     This Agreement may be executed in counterparts, each of which when so executed and delivered shall constitute a complete and original instrument but all of which together shall constitute one and the same agreement, and it shall not be necessary when making proof of this Agreement or any counterpart thereof to account for any other counterpart.
     4.11     Interpretation and Construction.     This Agreement has been negotiated by the respective parties hereto and their legal counsel and the language hereof will not be construed for or against any party. The Section headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not affect the construction of this Agreement. Where a reference in this Agreement is made to a Section such reference shall be to a Section of this Agreement unless otherwise indicated. Where the reference “hereof,” “hereby” or “herein” appears in this Agreement, such reference shall be deemed to be a reference to this Agreement as a whole. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Words denoting the singular include the plural, and vice versa, and references to it or its or words denoting any gender shall include all genders.
     4.12     WAIVER OF TRIAL BY JURY.     TO THE EXTENT THEY MAY LEGALLY DO SO, THE PARTIES HERETO EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALINGS OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS RELATED

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HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. TO THE EXTENT THEY MAY LEGALLY DO SO, THE PARTIES HERETO AGREE THAT ANY SUCH CLAIM, DEMAND, ACTION, CAUSE OF ACTION OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 4.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE OTHER PARTY OR PARTIES HERETO TO WAIVER OF ITS OR THEIR RIGHT TO TRIAL BY JURY.
     4.13     Publicity.     No party may issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without providing the other parties hereto the opportunity to review and comment upon any press release or other public announcement, and shall not issue any such press release or other public announcement or statement prior to such consultation, except as, in the reasonable judgment of the relevant party, may be required to comply with all applicable law.
     4.14     Aggregation of Stock.     For purposes of determining the availability of any rights under this Agreement, all shares of Company Capital Stock beneficially owned (including, without limitation, through the right to vote or the right to dispose or the exercise of control or direction) by any Affiliate of a Shareholder or any Purchaser who, in each case, becomes a party to this Agreement pursuant to Section 4.1 hereof, shall be deemed to be beneficially owned (including, without limitation, through the right to vote or the right to dispose or the exercise of control or direction) by such Shareholder.
[SIGNATURE PAGES FOLLOW]

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COUNTERPART SIGNATURE PAGE
     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by it or its duly authorized officer, partner, member or manager, as the case may be, as of the date and year first above written.

THE COMPANY: AINSWORTH LUMBER CO. LTD.
By:	/s/ Allen Ainsworth
	Name:	Allen Ainsworth
	Title:	President and Director

COUNTERPART SIGNATURE PAGE
     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by it or its duly authorized officer, partner, member or manager, as the case may be, as of the date and year first above written.

SHAREHOLDER: HBK MASTER FUND L.P. BY: HBK SERVICES LLC, Investment Advisor
By:	/s/ J. Baker Gentry, Jr.
	Name:	J. Baker Gentry, Jr.
	Title:	Authorized Signatory

COUNTERPART SIGNATURE PAGE
     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by it or its duly authorized officer, partner, member or manager, as the case may be, as of the date and year first above written.

SHAREHOLDER: TRICAP PARTNERS II L.P.
By:	TRICAP PARTNERS II GP L.P., its general partner

By:	TRICAP PARTNERS LTD., its general partner

By:	/s/ Cyrus Madon
	Name:	Cyrus Madon
	Title:	Managing Partner

SCHEDULE B TO SUPPORT AGREEMENT
FORM OF BCA/CBCA PLAN
See Attached.

APPENDIX E

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1  Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the meanings hereinafter set forth:

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“Additional Backstop Participation Deadline” means July 18, 2008 or such later date as Ainsworth may determine is appropriate in the circumstances with the consent of the Initial Backstop Parties and the Additional Noteholder Committee.

“Additional Backstop Parties” means Eligible Qualifying Noteholders, other than the Initial Backstop Parties, who have become parties to the Backstop Commitment by the Additional Backstop Participation Deadline.

“Additional Noteholder Committee” means the Additional Noteholder Committee, as defined in the Noteholder Support Agreement.

“Ainsworth” or the “Company” means Ainsworth Lumber Co. Ltd.

“Ainsworth GP” means Ainsworth GP Ltd., a company incorporated under the laws of Canada, a wholly owned subsidiary of Ainsworth.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Arrangement Agreement” means the arrangement agreement, dated June 20, 2008, between Ainsworth, Ainsworth GP and the Partnership and any amendment thereto made in accordance with such agreement and with the consent of the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement).

“Arrangement Resolutions” means the resolutions of the Shareholders and Noteholders approving the Arrangement considered at the Shareholders’ and Noteholders’ Meeting, respectively.

“Articles of Arrangement” means the articles of arrangement of Ainsworth GP and the Company in respect of the Arrangement, that are required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective.

“Backstop Commitment” means the agreement by the Backstop Parties to acquire any New Notes that are not purchased by the Eligible Qualifying Noteholders in the New Note Private Placement.

“Backstop Parties” means the Noteholders that have provided the Backstop Commitment, which, for greater certainty, includes the Initial Backstop Parties and the Additional Backstop Parties.

“Business Assets” means all of the assets of the Company immediately prior to the Effective Time other than shares of its subsidiaries, its interest in the Partnership and any inter-company receivables.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

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“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended.

“Canfor Chip Dispute” means the claim by the Company against Canfor Forest Products Ltd. (“Canfor”) concerning the interpretation of a pricing formula in a Chip Sales Agreement between Ainsworth and Canfor. The claim asserts that Canfor has been paying less than the amount that Canfor is obligated to pay under the Agreement.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“CDS” means CDS Clearing and Depository Services, Inc. or any successor thereof.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, which may be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of Articles of Arrangement in accordance with section 262 of the CBCA.

“Commitment Fee” means the cash fee (US$6 million) equal to 3% of the aggregate principal amount of the New Notes.

“Completion Date” means the day immediately following the Effective Date.

“Continuance” means the transfer by way of continuance of the Company from being organized under the laws of British Columbia under section 308 of the Business Corporations Act (British Columbia) to being organized under the laws of Canada under section 187 of the CBCA.

“Continuance Resolution” means the resolution of the Shareholders to approve the Continuance.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or any successor thereof.

“Director” means the Director appointed under section 260 of the CBCA.

“DTC” means The Depository Trust Company, or any successor thereof.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director under the CBCA.

“Effective Time” means 11:59 p.m. on the Effective Date.

“Eligible Qualifying Noteholders” means, collectively, Qualifying Noteholders and Substituted Qualifying Purchasers.

“Excess Shares” has the meaning ascribed thereto in subsection 4.5(b) of this Plan of Arrangement.

“Excess Warrants” has the meaning ascribed thereto in subsection 4.5(b) of this Plan of Arrangement.

“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person: (a) with respect to or arising out of, or in connection with, the Existing Common Shares, including, without limitation, any options, warrants or other rights to acquire Existing Common Shares; (b) with respect to or arising out of, or in connection with, the Existing Notes and the Indentures (other than the right to be paid unpaid accrued interest on the Existing Notes up to and including March 31, 2008); and (c) to acquire or receive any of the foregoing as set forth in clauses (a) or (b).

“Existing Common Shares” means the common shares without par value in the capital of the Company that are duly issued and outstanding immediately prior to the Effective Time.

“Existing Notes” means, collectively, the Company’s Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014.

“Fair Market Value” means the fair market value of each New Common Share as at the date following the Effective Date, as determined by the board of directors of the Company.

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“Final Order” means the final order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Forest Tenures” means any tree farm licence, woodlot licence, pulpwood agreement, forest licence, forest management agreement, timber licence, timber permit, wood supply commitment, forest resource licence or forest resource processing facility licence held by the Company as at the Effective Date pursuant to the laws of the Provinces of British Columbia, Alberta or Ontario.

“Fractional Holders” has the meaning ascribed thereto in subsection 4.5(b) of this Plan of Arrangement.

“Fractional Interests” has the meaning ascribed thereto in subsection 4.5(a) of this Plan of Arrangement.

“Fractional Share Cash Proceeds” has the meaning ascribed thereto in subsection 4.5(c) of this Plan of Arrangement.

“Fractional Warrant Cash Proceeds” has the meaning ascribed thereto in subsection 4.5(c) of this Plan of Arrangement.

“Fully Diluted Basis” means the number of New Common Shares that would be issued and outstanding after giving effect to the transactions contemplated by this Plan of Arrangement and assuming the exercise of all the Noteholder Warrants into New Common Shares, but prior to the exercise of any Shareholder Warrants into New Common Shares.

“Goldman Consent and Amendment” means the amendment, consent and waiver agreement that is Exhibit B to a lockup agreement dated as of June 16, 2008 between the Company, the Initial Backstop Parties and certain lenders, providing for certain amendments to the Goldman Credit Agreement and for certain consents and waivers pursuant thereto in respect of the Arrangement and the Recapitalization, including the transactions contemplated in this Plan of Arrangement.

“Goldman Credit Agreement” means the credit and guaranty agreement, dated as of June 26, 2007 (as amended), among Ainsworth as borrower, certain of Ainsworth’s subsidiaries as guarantors, various lenders, and Goldman Sachs Credit Partners L.P. as Administrative Agent and Collateral Agent.

“Grand Rapids Press Cylinder Dispute” means the claim, for costs in incurred and yet to be incurred, by the Company against Forest Product Technologies, Inc., Advance Manufacturing Corporation and Barberton Steel Industries Inc. alleging a breach of contract by the defendants in connection with Ainsworth’s purchase of defective press components..

“Indentures” means, collectively, the trust indentures under which the Existing Notes were issued by the Company, as amended, modified or supplemented from time to time.

“Indenture Trustee” means The Bank of New York, in its capacity as trustee under the Indentures.

“Initial Backstop Parties” means the Noteholder parties who are the “Initial Backstop Parties” under the Backstop Commitment.

“Interim Order” means the interim order of the Court, as the same may be amended by the Court, providing for, among other things, the calling of the Meetings and providing declarations and directions with respect to the Continuance, dissent procedures in respect of the Continuance, and the Arrangement.

“Letter of Transmittal” means the letter of transmittal for use by the Shareholders.

“Litigation” means the Potlatch Litigation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute.

“Litigation Payments” means all compensation, damages, penalties, interest, costs and other payments, if any, paid, payable or to become payable by Ainsworth or its subsidiaries in or in relation to any of the Litigation, whether such compensation, damages, penalties, interest, costs or other payments are paid, payable or will become payable pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement or other resolution of any of the Litigation.

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“Meetings” means, together, the Shareholders’ Meeting and the Noteholders’ Meeting.

“Net Litigation Proceeds” means the proceeds actually received by Ainsworth or its subsidiaries from the full and final determination or settlement of each claim in the Litigation, after deduction of: (i) any Litigation Payments related to such Litigation; and (ii) all costs and expenses incurred by or on behalf of Ainsworth related to such claim including, without limitation, all fees and expenses of legal counsel, advisors and experts and all out-of-pocket travel, filing, reproduction and other costs; and (iii) any cash taxes payable in respect of such proceeds after taking into account any available tax credits or deductions, any tax sharing arrangements and any tax elections available to the Company or the recipient of the Net Litigation Proceeds that would minimize the amount of cash taxes payable (including any elections to reduce any purchase price associated with the Litigation).

“Net Proceeds” means gross proceeds received in respect of the sale of the New Common Shares, less reasonable expenses incurred in connection therewith.

“New Common Share Pool” means the pool of 100,000,000 New Common Shares to be issued (or issuable upon the exercise of Noteholder Warrants) to Shareholders and Noteholders in accordance with section 3.3, which shall be all of the New Common Shares to be issued and outstanding on a Fully Diluted Basis as at the date following the Effective Date.

“New Common Shares” means the Class A Common Shares in the capital of the Company to be issued pursuant to the Plan of Arrangement, which shall be re-designated as “common shares” after cancellation of the Existing Common Shares.

“New LLC” means a manager-managed limited liability company formed under the laws of the State of Delaware which is 100% owned by the Company.

“New Note Trustee” means The Bank of New York, in its capacity as trustee in respect of the Rollover Notes and New Notes.

“New Note Private Placement” means the concurrent private placement of New Notes to Eligible Qualifying Noteholders.

“New Noteholders” means those Qualifying Noteholders or their affiliates who subscribe for the New Notes pursuant to the New Note Private Placement and/or the Backstop Commitment, including for greater certainty, the Eligible Qualifying Noteholders who subscribe for New Notes and the Backstop Parties.

“New Notes” means the US$200 million aggregate principal amount of 11% Senior Notes due 2015 offered by the Company to Eligible Qualifying Noteholders pursuant to the New Note Private Placement.

“NLP Right” means the non-transferable right to receive the Shareholder’s Pro Rata Share of the Shareholders Litigation Share.

“Noteholder Support Agreement” means the support agreement dated as of June 16, 2008 among the Company and the Support Noteholders who hold 80% of the Total Existing Note Value and pursuant to which such Support Noteholders have agreed, among other things, to support and vote in favour of the Arrangement.

“Noteholder Warrant Indenture” means the warrant indenture to be dated as of the date following the Effective Date between the Company and each Significant Noteholder.

“Noteholder Warrant Pro Rata Share” means with respect to each Significant Noteholder, the number of Substituted New Common Shares in respect of such holder divided by the total number of Substituted New Common Shares in respect of all Significant Noteholders.

“Noteholder Warrants” means the warrants to acquire New Common Shares of the Company to be issued pursuant to subsection 3.3(d)(vii) of this Plan of Arrangement, which have the terms and are subject to the conditions set out in the Noteholder Warrant Indenture.

“Noteholders” means holders of the Existing Notes.

“Noteholders’ Meeting” means the meeting of the Noteholders held on July 24, 2008.

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“Partnership” means Ainsworth Engineered Canada Limited Partnership, a partnership formed under the laws of the Province of British Columbia.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Potlatch Litigation” means the claim, for costs incurred and yet to be incurred to repair or replace physical and real property assets in order to bring same into good working condition and state of repair given the age of the asset and the purpose for which it has been used, by the Company and Ainsworth Engineered (USA), LLC by Notice of Claim on September 28, 2005 to Potlatch Corporation (“Potlatch”) alleging a breach of representation and warranty by Potlatch in connection with Ainsworth’s acquisition of three OSB mills from Potlatch.

“Pro Rata” and “Pro Rata Share” means, with respect to each Noteholder, the number obtained when the principal amount of the Existing Notes owned by such holder immediately before the Effective Time is divided by the Total Existing Note Value.

“Qualifying Noteholder” means a Noteholder at the Record Date that (a) if the Noteholder is resident in the United States, such Noteholder is a “qualified institutional buyer” within the meaning of Rule 144A under the 1933 Act, or (b) in the case of a Noteholder resident in a province or territory of Canada, is an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions, or (c) in the case of a Noteholder resident outside of Canada and the United States, can demonstrate to Ainsworth that it is qualified to subscribe for New Notes in accordance with applicable laws.

“Qualifying Noteholder’s Pro Rata Share” means with respect to each Eligible Qualifying Noteholder, the number obtained when the aggregate principal amount of New Notes purchased under the New Note Private Placement by such Noteholder and by any affiliate of such Noteholder who, pursuant to the Backstop Commitment, purchases New Notes in lieu of such Noteholder, is divided by US$200 million.

“Recapitalization” means the transactions contemplated by this Plan of Arrangement, including the steps set out in sections 3.2 and 3.3.

“Record Date” means June 18, 2008.

“Registered Shareholder” means a Shareholder as shown in the securities register maintained by or on behalf of the Company for the Existing Common Shares.

“Rollover Notes” means the US$150 million aggregate principal amount of 11% Senior Notes due 2015 to be issued to the Noteholders in connection with the Arrangement.

“Shareholder Warrants” means the warrants to acquire New Common Shares to be issued pursuant to subsection 3.3(c) of this Plan of Arrangement, which have the terms and are subject to the conditions set out in the Warrant Indenture.

“Shareholder’s Pro Rata Share” means with respect to each Shareholder, the number obtained when: (i) the number of Existing Common Shares held by such Shareholder immediately before the Effective Time, is divided by (ii) the total number of Existing Common Shares issued and outstanding at that time.

“Shareholders” means the holders of Existing Common Shares.

“Shareholders Litigation Share” means 30.2% of the Net Litigation Proceeds.

“Shareholders’ Meeting” means the meeting of the Shareholders held on July 24, 2008 to approve the Arrangement.

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“Significant Noteholder” means each Noteholder that, absent its Substitution but after giving effect to any other Substitutions, would be entitled to receive such number of New Common Shares representing 25% or more of the New Common Shares that will be issued and outstanding on the date following the Completion Date.

“Subscription Agreement” means an agreement by an Eligible Qualifying Noteholder to purchase New Notes from the Company in accordance with the New Note Private Placement.

“Substituted New Common Shares” means, with respect to each Significant Noteholder, the number of New Common Shares in excess of 24.9% of the New Common Shares that will be issued and outstanding on the date following the Effective Date that a Significant Noteholder would have otherwise received under the Plan of Arrangement in the absence of the Substitution.

“Substituted Qualifying Purchaser” means a person who is able make one of the representations in subsection (a), (b) or (c) of the definition of Qualifying Noteholder and that has, prior to the Additional Backstop Participation Deadline, acquired Existing Notes from a Noteholder that is not, as of the Record Date, a Qualifying Noteholder.

“Substitution” means, in respect of each Significant Noteholder, the automatic substitution of a cash payment in an amount equal to the Fair Market Value of the number of New Common Shares in excess of 24.9% of the New Common Shares that will be issued and outstanding on the date following the Effective Date that a Significant Noteholder would have otherwise received under the Plan of Arrangement in the absence of the Substitution.

“Support Noteholders” means those Noteholders who have entered into the Noteholder Support Agreement.

“Total Existing Note Value” means US$823,540,000, being the aggregate principal amount of the Existing Notes.

“Trust” means The Ainsworth Charitable Trust 2008.

“TSX” means the Toronto Stock Exchange.

“Warrant Indenture” means the warrant indenture between the Company and Computershare Trust Company of Canada to be dated as of the date following the Effective Date providing for the issuance of the Shareholder Warrants.

Section 1.2  Definitions in the CBCA

Words and phrases used herein that are defined in the Arrangement Agreement and are not otherwise defined herein will have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and are not otherwise defined herein or in the Arrangement Agreement will have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.3  Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof.

Section 1.4  Gender and Number

Unless the context requires the contrary, words importing the singular only will include the plural and vice versa and words importing the use of any gender will include all genders.

Section 1.5  Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

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Section 1.6  Statutory References

A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements, replaces or supersedes any such statute, regulation, rule, policy or blanket order.

Section 1.7  Currency

Unless otherwise stated, all references herein to sums of money or currency are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1  Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement, and has been authorized by the Arrangement Resolutions.

ARTICLE 3

ARRANGEMENT

Section 3.1  Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) the Partnership, Ainsworth GP, (iii) all of the registered and beneficial Noteholders, (iv) all of the registered and beneficial New Noteholders, (v) all of the registered and beneficial Shareholders, (vi) all of the registered and beneficial holders of the New Common Shares and (vii) the Indenture Trustee, all without any further act or formality required on the part of any Person, except as expressly provided herein.

Section 3.2  Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur in the following order as conditions precedent to the implementation of the Plan of Arrangement:

(a)	the Company will form the New LLC;

(b)	Ainsworth Engineered (USA), LLC will sell all of its assets other than Ainsworth Engineering (USA), LLC’s current legal action against Potlatch Corporation to the New LLC for a non-interest-bearing demand note and the assumption of the liabilities of Ainsworth Engineered (USA), LLC;

(c)	Ainsworth Engineered (USA), LLC will be wound-up into the Company and dissolved and in the course of such winding-up, it will distribute its remaining property to the Company;

(d)	the Shareholders as of the Record Date shall have approved the Continuance Resolution;

(e)	the Continuance shall have been completed;

(f)	the closing of the subscriptions for New Notes, including payment by the subscribers for the New Notes of US$200 million in the aggregate in exchange for the New Notes; and

(g)	the Goldman Consent and Amendment shall have been executed and delivered and all arrangements, agreements and steps (all in form and substance satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement)) necessary to provide any additional or supplemental security pursuant to the Goldman Consent and Amendment shall have been completed or shall be capable of completion in accordance with the terms of the Goldman Consent and Amendment.

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For greater certainty, approval by the Noteholders of this Plan of Arrangement shall also constitute approval by the Noteholders of all of the preliminary steps set out in this section 3.2 and all other steps and transactions set out in or contemplated by this Plan of Arrangement, including, without limitation, the transactions and grants of security set out in the Goldman Consent and Amendment. Notwithstanding any provision of this Plan of Arrangement, the transactions and steps in this section 3.2 may be amended, varied or waived prior to the implementation of this Plan of Arrangement with the consent of the Company, Ainsworth GP, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement).

Section 3.3  Arrangement

Commencing at the Effective Time, the following events or transactions will occur sequentially in the order set out below unless otherwise noted and will be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)	in accordance with the terms of the Arrangement Agreement, the Company will transfer to the Partnership all of the Company’s Business Assets in return for 95,481,591 class A units of the Partnership, provided, however, that Ainsworth GP, in its capacity as a general partner of the Partnership, will hold the Forest Tenures, for and on behalf of and for the benefit of the Partnership;

(b)	one minute after the Effective Time, the board of directors of the Company will be replaced by the following Persons:

         ●                 ●                  ●                 ●

         ●                 ●                  ●

(c)	two minutes following the Effective Time, the Trust will become a limited partner of the Partnership by acquiring 100 class B units of the Partnership on the terms set forth in the Arrangement Agreement;

(d)	immediately following the step in subsection 3.3(c), in exchange for the Existing Common Shares, the Company (A) will issue to each Shareholder such Shareholder’s Pro Rata Share of 4% of the New Common Share Pool, (B) will confer on each such Shareholder such Shareholder’s Pro Rata Share of rights to acquire New Common Shares (which rights will be represented by the Shareholder Warrants), and (C) grant to each Shareholder the NLP Right as set out in Section 5.5, and the Existing Common Shares and all Entitlements relating to the Existing Common Shares will be irrevocably and finally cancelled and eliminated;

(e)	immediately following the step in subsection 3.3(d), the Company will make the following payments and issue the following securities in full and final settlement of and in exchange for the Existing Notes (any such payments and securities will be allocated first, toward the repayment of the principal amount in respect of the Existing Notes; and second, toward the repayment of any interest which has accrued on a Noteholder’s Existing Notes since March 31, 2008 and has not otherwise been paid and in respect of Eligible Qualifying Noteholders who, directly or through an affiliate, purchase New Notes to the extent such payments exceed the principal amount and any interest which has accrued since March 31, 2008 in respect of the Noteholder’s Existing Notes, any excess will be paid as a fee for agreeing to lend money or make money available to the Company):

(i)	to each Noteholder, such Noteholder’s Pro Rata Share of the Rollover Notes;

(ii)	to each Noteholder other than a Significant Noteholder, such Noteholder’s Pro Rata Share of 46% of the New Common Share Pool;

(iii)	concurrent with the distribution in subsection 3.3(e)(ii), to each Noteholder that is an Eligible Qualifying Noteholder that has directly or through an affiliate purchased New Notes under the New Note Private Placement (other than a Significant Noteholder) its Qualifying Noteholder’s Pro Rata Share of 35% of the New Common Share Pool;

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(iv)	concurrent with the distribution in subsection 3.3(e)(ii), to each Significant Noteholder, that number of New Common Shares equal to:

(A)	its Pro Rata Share of 46% of the New Common Share Pool;

plus

(B)	for each Significant Noteholder that is an Eligible Qualifying Noteholder and has directly or through an affiliate purchased New Notes under the New Note Private Placement, its Qualifying Noteholder’s Pro Rata Share of 35% of the New Common Share Pool;

less

(C)	its Substituted New Common Shares.

(v)	to the Backstop Parties that are Noteholders (including the Initial Backstop Parties that are Noteholders), immediately prior to the step in subsection 3.3(e)(ii), a cash payment equal to the Fair Market Value of 10% of the New Common Share Pool, which cash payment shall, in accordance with the terms of the Backstop Commitment, be directed to the Company as payment by the Backstop Parties of the subscription price for 10% of the New Common Share Pool and concurrently with the step in subsection 3.3(e)(ii), such New Common Shares shall be issued to the Backstop Parties in accordance with the terms of the Backstop Commitment;

(vi)	to the Initial Backstop Parties that are Noteholders, immediately prior to the step in subsection 3.3(e)(ii), a cash payment equal to the Fair Market Value of 5% of the New Common Share Pool, which cash payment shall, in accordance with the terms of the Backstop Commitment, be directed to the Company as payment by the Initial Backstop Parties of the subscription price for 5% of the New Common Share Pool and concurrently with the step in subsection 3.3(e)(ii), such New Common Shares shall be issued to the Initial Backstop Parties in accordance with the terms of Backstop Commitment;

(vii)	to the Significant Noteholders, in respect of the Substituted New Common Shares,

(A)	a cash payment in an amount equal to the lesser of: (i) US$200 million, and (ii) the Fair Market Value of the total number of Substituted New Common Shares to which all of the Significant Noteholders are entitled, which cash payment shall be allocated to each Significant Noteholder based on its Noteholder Warrant Pro Rata Share and, in accordance with the terms of the Subscription Agreement, or, where the Significant Noteholder has not signed a Subscription Agreement, pursuant to a direction which shall hereby be deemed to have been given by such Significant Noteholder, such cash payment shall be directed to the Company as payment for Noteholder Warrants and the Company will immediately issue the number of Noteholder Warrants to the Significant Noteholders equal to the lesser of (i) the number of New Common Shares (on a Fully-Diluted Basis) having a Fair Market Value of US$200 million in the aggregate, and (ii) the total number of Substituted New Common Shares, and such Noteholder Warrants will be allocated to each Significant Noteholder in proportion to the amount of the cash payment made by the Company to each such holder pursuant to this subsection 3.3(e)(vii)(A);

(B)	a cash payment in an amount equal to: the lesser of (i) US$200 million, and (ii) the Fair Market Value of the total number of Substituted New Common Shares to which all of the Significant Noteholders are entitled (less any amount paid pursuant to subsection 3.3(e)(vii)(A)), which cash payment shall be allocated to each Significant Noteholder based on its Noteholder Warrant Pro Rata Share and, in accordance with the terms of the Subscription Agreement, or, where the Significant Noteholder has not signed a Subscription Agreement, pursuant to such direction which shall be hereby deemed to have been given by such Significant Noteholder, such cash payment shall be directed to the Company as payment for Noteholder Warrants and the Company will immediately issue the number of Noteholder Warrants to the Significant Noteholders equal to the total number of Substituted New

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Common Shares less the number of Noteholder Warrants issued to the Significant Noteholders pursuant to subsection 3.3(e)(vii)(A), and such Noteholder Warrants will be allocated to each Significant Noteholder in proportion to the cash payment to each such holder pursuant to this subsection 3.3(e)(vii)(B);

(f)	the Company shall make payments in cash to Noteholders on account of any unpaid interest which has accrued up to and including March 31, 2008 under the Existing Notes;

(g)	interest accruing on the Existing Notes after March 31, 2008 will not be paid in cash, and on the day following the Effective Date, and subject to the receipt by the Noteholders of the payments and securities set out in subsection 3.3(e), all of the Existing Notes and Indentures and all Entitlements relating to the Existing Notes and Indentures will be irrevocably and finally cancelled and eliminated and, for purposes of Section 11.01 of the Indentures only, all sums payable by the Company under the Indentures after payment of interest to March 31, 2008, shall be deemed to have been paid and all instructions relating to application of payment of Existing Notes shall be deemed to have been delivered and no Default or Event of Default (as defined in the Indentures) shall be deemed to have occurred and be continuing as at the Effective Time;

(h)	in respect of the transactions in subsection 3.3(e), the Company shall add to the stated capital of the New Common Shares an amount equal to the Total Existing Note Value plus the amount of interest or fees paid by the issuance of New Common Shares pursuant to subsection 3.3(e) less the aggregate of (i) the principal amount of the Rollover Notes and (ii) the cash payments pursuant to subsections 3.3(e)(vii)(A) and (B);

(i)	the 100,000,000 Existing Common Shares shall be removed from the authorized share capital of the Company;

(j)	the New Common Shares shall be redesignated from Class A common shares to common shares;

(k)	the articles of the Company shall be amended to fix the number of directors at seven; and

(l)	the Company will pay to the Backstop Parties the Commitment Fee.

Section 3.4  Effective Time Procedures

(a)	On or immediately prior to the Effective Date, Ainsworth GP, for and on behalf of and in its capacity as general partner of the Partnership, shall deliver to the Company certificates representing the class A units of the Partnership to be issued to the Company in accordance with the provisions of subsection 3.3(a) hereof.

(b)	On the Business Day immediately following the Effective Date, Ainsworth GP, for and on behalf of and in its capacity as general partner of the Partnership, shall deliver to the Trust certificates representing the class B units of the Partnership to be issued to the Trust in accordance with the provisions of subsection 3.3(b) hereof.

(c)	On or immediately prior to the date following the Effective Date, the Company will deliver or arrange to be delivered to the Depositary certificates representing the requisite New Common Shares and Shareholder Warrants required to be issued in accordance with the provisions of subsection 3.3(d) and 3.3(e) hereof, which certificates will be held by the Depositary as agent and nominee for the Shareholders and Noteholders for distribution to such Shareholders and Noteholders in accordance with the provisions of Article 4 hereof.

(d)	As soon as practicable after the date following the Effective Date, and in any event, no later than the third Business Day after the Effective Date, the Company will deliver or arrange to be delivered to the Significant Noteholders certificates representing Noteholder Warrants required to be issued in accordance with the provisions of subsection 3.3(e) hereof.

(e)	As soon as practicable after the date following the Effective Date, the Company will deliver or arrange to be delivered to the New Note Trustee certificates representing the requisite Rollover Notes required to be

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issued in accordance with the provisions of subsection 3.3(e) hereof, which certificates will be held by the New Note Trustee as agent and nominee for Noteholders for distribution to such Noteholders in accordance with the provisions of Article 4 hereof.

(f)	The Company, Ainsworth GP and the Partnership will perform all other actions and steps required by or as contemplated by this Plan of Arrangement and the Arrangement Agreement.

Section 3.5  Transfers Free and Clear

Any transfer of any securities pursuant to the Arrangement will be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

ARTICLE 4

IMPLEMENTATION

Section 4.1  Delivery of Securities Issued Under the Arrangement

(a)	The delivery of certificates by Ainsworth GP representing the Class A units of the Partnership to be issued pursuant to section 3.3(a) hereof will be made on the Effective Date. The delivery of certificates by Ainsworth GP to the Trust representing the Class B units of the Partnership to be issued pursuant to section 3.3(b) hereof will be made on the Business Day following the Effective Date.

(b)	The delivery of certificates representing the New Common Shares, Rollover Notes, Shareholder Warrants and Noteholder Warrants, to which the Noteholders, Backstop Parties and Shareholders are entitled under this Plan of Arrangement will be made no later than the fourth Business Day following the Effective Date.

(c)	The Existing Notes are held by DTC, through its nominee company Cede & Co. The delivery of interests in New Common Shares and Rollover Notes in exchange for Existing Notes will be made through the facilities of DTC to DTC participants, who, in turn will make delivery of interests in such New Common Shares and Rollover Notes to the beneficial holders of such Existing Notes pursuant to standing instructions and customary practices. The Company and the Indenture Trustee will have no liability or obligation in respect of all deliveries from DTC, or its nominee, to DTC participants or to beneficial holders.

(d)	The delivery of interests in New Common Shares and Shareholder Warrants to Shareholders in exchange for Existing Common Shares will be made through the facilities of CDS to CDS participants and through DTC to DTC participants, as applicable, who, in turn, will deliver interests in such New Common Shares and Shareholder Warrants to the beneficial holders of the Existing Common Shares pursuant to standing instructions and customary practices. The Company will have no liability or obligation in respect of all deliveries from CDS, or its nominee, to CDS participants or from DTC, or its nominee, to DTC participants, or to beneficial holders.

(e)	A Registered Shareholder entitled to interests in New Common Shares and Shareholder Warrants (including Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds) will only receive the certificates representing such New Common Shares or Shareholder Warrants or cheques representing any Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds upon receipt by the Depositary of a duly completed Letter of Transmittal (together with a certificate or certificates representing any Existing Common Shares held by such Person, if applicable, and all other required documents). A Registered Shareholder who holds Existing Common Shares and who does not surrender certificate(s) representing the Existing Common Shares held by it will not be recorded on the register of New Common Shares until proper delivery is made.

Section 4.2  Lost Notes and Certificates

In the event that any certificates representing Existing Common Shares which immediately prior to the Effective Time were outstanding and which are to be cancelled in accordance with subsection 3.3(d) hereof are lost,

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stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificates representing Existing Common Shares, the New Common Shares and Shareholder Warrants, which such holder is entitled to receive in accordance with subsection 3.3(d) hereof. When authorizing such delivery of certificates representing New Common Shares and Shareholder Warrants in exchange for such lost, stolen or destroyed certificates representing Existing Common Shares, the holder to whom certificates representing such New Common Shares and Shareholder Warrants are to be delivered will, as a condition precedent to the delivery of such New Common Shares and Shareholder Warrants, give a bond satisfactory to the Company and the Depository in such amount as the Company and the Depository may direct, or otherwise indemnify the Company and the Depository in a manner satisfactory to the Company and the Depositary, against any claim that may be made against the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the by-laws of the Company.

Section 4.3  Withholding Rights

(a)	The Company and the Depositary will be entitled to deduct and withhold from the New Common Shares, Shareholder Warrants and Rollover Notes all dividends, interest or other distributions or any consideration otherwise payable to any Shareholder or Noteholder under this Arrangement in such amounts as the Company or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Canadian Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Shareholder or Noteholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(b)	With respect to the exchange of Existing Common Shares for New Common Shares, Shareholder Warrants and an NLP Right, unless a Shareholder has confirmed that the beneficial owner of the Existing Common Shares is not a non-resident of Canada (as such term is defined in the Canadian Tax Act) in the form specified in the Letter of Transmittal, the Company and the Depositary will be entitled to deduct and withhold from any consideration payable to the Shareholder such number of the New Common Shares as the Company or the Depositary reasonably believes are necessary to be withheld and subsequently sold on behalf of the beneficial owner of the New Common Shares in order to realize Net Proceeds equal to the amount that the Company or the Depositary reasonably believes that it is required or permitted to deduct and withhold with respect to such payment under the Canadian Tax Act or any provision of federal, provincial, state, local or foreign tax laws, in each case, as amended. To the extent that consideration otherwise payable to a Shareholder is withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld New Common Shares are sold and the Net Proceeds therefrom are actually remitted to the appropriate taxation authority or are retained by the Company or the Depositary to compensate the Company for any remittances to the appropriate taxation authority that the Company or the Depositary has funded. Any New Common Shares which are withheld and are not sold to fund the withholding tax obligations described above, will be distributed to the Shareholder (or the Company where the Company has funded all or a portion of the withholding tax obligations). Neither the Company nor the Depositary will be liable for any loss arising out of any such sales or any loss arising from a delay in transferring New Common Shares to a Shareholder. The Company and the Depositary will sell the withheld New Common Shares as soon as practicable after the Effective Date and will not be obligated to seek or obtain a minimum price for any sale of New Common Shares.

(c)	Each Shareholder entitled in accordance with subsection 3.3(d) to receive New Common Shares will be deemed to be the registered Shareholder for all purposes as of the effective time of the occurrence of subsection 3.3(d) of the number of such shares to which such Shareholder is entitled. However, to the extent New Common Shares have been withheld by the Company or the Depositary in accordance with subsection 4.3(b), each Shareholder will be deemed to be the registered Shareholder only until such New Common Shares are sold by the Company on behalf of the beneficial owner of Existing Common Shares

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pursuant to subsection 4.3(b). In addition, each Shareholder will have no right to sell any New Common Shares withheld by the Company unless and until New Common Shares are transferred to such Shareholder after the Company or the Depositary determines that it is not necessary for the Company or the Depositary to sell those New Common Shares to realize sufficient Net Proceeds to satisfy the withholding tax obligations described in subsection 4.3(b). All dividends paid or other distributions made on or after the Effective Time on or in respect of any of such shares which a Shareholder is entitled to receive pursuant to the Plan of Arrangement, but for which a certificate has not yet been delivered to such Shareholder in accordance with subsection 4.1(b), will be paid or made to such Shareholder when such certificate is delivered to such Shareholder in accordance with subsection 4.1(b).

Section 4.4  Limitation and Proscription

To the extent that any Shareholder has not delivered the Letters of Transmittal, certificates and other documents required by subsection 4.1(e) and subsection 5.5 on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the New Common Shares, Shareholder Warrants and NLP Right which such Shareholder was entitled to receive will be delivered to the Company by the Depositary, and the interest of the Shareholder in such New Common Shares and Shareholder Warrants will be terminated as of such Final Proscription Date.

Section 4.5  Fractional Interests

(a)	No certificate representing fractional New Common Shares or Shareholder Warrants (“Fractional Interests”) will be allocated under this Plan of Arrangement, and Fractional Interests will not entitle the owner thereof to vote or to any rights as a securityholder of the Company.

(b)	As promptly as practicable following the Effective Time, the Depositary will determine the (i) difference between (x) the number of New Common Shares to be delivered pursuant to Article 3 and (y) the aggregate number of whole New Common Shares to be delivered pursuant to Article 3 (such difference being herein called the “Excess Shares”); and (ii) difference between (x) the number of Shareholder Warrants to be delivered pursuant to Article 3 and (y) the aggregate number of whole Shareholder Warrants to be delivered pursuant to Article 3 (such difference being herein called the “Excess Warrants”). As soon as practicable after the Effective Time, the Depositary will sell the Excess Shares and Excess Warrants on behalf of the registered holders of fractional New Common Shares and fractional Shareholder Warrants (collectively, the “Fractional Holders”) at then prevailing prices on the TSX in the manner provided in paragraph (c) of this section 4.5.

(c)	The sale of the Excess Shares and the Excess Warrants by the Depositary shall be executed on the TSX through one or more member firms of the TSX in compliance with Regulation S of the 1933 Act and shall be executed in board lots to the extent practicable. The Company shall bear the cost of all related charges and fees of the Depositary, commissions and other out-of-pocket transaction costs. Until the proceeds of such sale or sales have been distributed to the Fractional Holders, the Depositary shall hold such proceeds for the Fractional Holders (the proceeds from the sale of the Excess Shares being the “Fractional Share Cash Proceeds” and the proceeds from the sale of the Excess Warrants being the “Fractional Warrant Cash Proceeds”). The Depositary shall determine the portion of the Fractional Share Cash Proceeds or Fractional Warrant Cash Proceeds to which each Fractional Holder shall be entitled, if any, by: (i) in the case of fractional New Common Shares, multiplying the amount of the aggregate proceeds comprising the Fractional Share Cash Proceeds by a fraction, the numerator of which is the amount of the fractional New Common Share interests to which such Fractional Holder is entitled and the denominator of which is the aggregate amount of fractional New Common Share interests to which all Fractional Holders are entitled; and (ii) in the case of fractional Shareholder Warrants, multiplying the amount of the aggregate proceeds comprising the Fractional Warrant Cash Proceeds by a fraction, the numerator of which is the amount of the fractional Shareholder Warrant interests to which such Fractional Holder is entitled and the denominator of which is the aggregate amount of fractional Shareholder Warrant interests to which all fractional Holders are entitled.

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(d)	As soon as practicable after the determination of the amounts to be paid to Fractional Holders as proceeds for any Fractional Interests, the Depositary shall distribute such amounts without interest and net of all applicable withholding taxes to the Fractional Holders.

(e)	In effecting the sale of any Excess Shares or Excess Warrants for the Fractional Holders, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Depositary will be liable for any loss arising out of any sale of such Excess Shares or Excess Warrants relating to the manner or timing of such sales, the prices at which Excess Shares or Excess Warrants are sold or otherwise. The sale price of Excess Shares or Excess Warrants sold on behalf of such persons will fluctuate with the market price of the Excess Shares or Excess Warrants.

(f)	In lieu of any fractional Rollover Notes, each registered holder of Existing Notes otherwise entitled to a fractional interest in Rollover Notes will receive the nearest whole $1.00 (with fractions equal to exactly $0.50 being rounded up).

Section 4.6  Calculations

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.1%), as applicable. All calculations and determinations made by the Company for the purposes of this Plan of Arrangement, including without limitation, the allocation of amounts under section 4.5 shall be conclusive, final and binding upon the Shareholders and Noteholders.

ARTICLE 5

MISCELLANEOUS

Section 5.1  Amendments to Plan of Arrangement

(a)	Subject to subsection 5.1(b), the Company and the Partnership reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), (iii) filed with the Court and, if made following the Meetings, approved by the Court, and (iv) if made following the Meetings, communicated to Shareholders and Noteholders if and as required by the Court and in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement will become part of this Plan of Arrangement for all purposes.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Company with the prior written consent of the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Shareholders or Noteholders.

Section 5.2  Release of Company Released Parties

As of the Effective Time, and provided that the releases described in section 5.3 simultaneously become fully effective and enforceable, the Company, the Indenture Trustee and its parents and affiliates and their respective subsidiaries, officers, directors, employees, financial advisors, legal counsel and agents (each in their capacity as such) (collectively, the “Company Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of or in connection with the Existing Notes and related guarantees, the Indentures, the Recapitalization, the Noteholder Support Agreement, this Plan of Arrangement, the business and

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affairs of the Companies and their respective subsidiaries and affiliates, the proceedings in respect of the Recapitalization and any other proceedings commenced with respect to the Plan and the Recapitalization; provided, however, that no Company Released Party will receive a release if such party, directly or indirectly, takes any action to frustrate or hinder the consummation of the Recapitalization or the Plan of Arrangement; and provided, further, that nothing in this paragraph will release or discharge any Company Released Party from or in respect of their obligations to make the payments and distributions of securities set out in this Plan of Arrangement or any other obligations to the Support Noteholders under this Plan of Arrangement, the Noteholder Support Agreement or any other agreement with a Support Noteholder and further provided that nothing in this paragraph will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or willful misconduct; and provided, further, that no Company Released Party will be released from any claims relating to matters not publicly disclosed.

Section 5.3  Release of Noteholder Released Parties

As of the Effective Time and provided that the releases described in section 5.2 simultaneously become fully effective and enforceable, each of the Backstop Parties, the Indenture Trustee and its parents, and their respective subsidiaries and affiliates and their respective shareholders, officers, directors, employees, financial advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to Effective Date relating to, arising out of or in connection with the Existing Notes, the Indentures, this Plan of Arrangement, the Noteholder Support Agreement, the Recapitalization and any other matter relating to or proceedings commenced with respect to this Plan and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties from or in respect of their obligations under this Plan of Arrangement, the Noteholder Support Agreement, or the New Notes and further provided that nothing in this paragraph will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

Section 5.4  Conditions Precedent

As conditions precedent to the implementation of this Plan of Arrangement, in addition to the preliminary steps set out in section 3.2:

(a)	all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement) including, such agreements, consents and other documents set out in section 7(b) of the Noteholder Support Agreement;

(b)	the Company shall have satisfied all of its obligations and covenants under the Noteholder Support Agreement and the Backstop Commitment Letter which, by their terms, must be satisfied prior to the Effective Time; and

(c)	the TSX must have conditionally approved the listing of the New Common Shares to be issued under the Recapitalization, the Shareholder Warrants and the New Common Shares underlying the Shareholder Warrants and the Noteholder Warrants.

Section 5.5  Net Litigation Proceeds

In addition to the consideration given to the Shareholders pursuant to section 3.3(d) of this Plan in exchange for the Existing Common Shares, each Shareholder will be entitled to receive an NLP Right, in accordance with the terms of the Arrangement Agreement. Payment of the Shareholders Litigation Share, if any, shall be made by Ainsworth to Registered Shareholders as of the Effective Date who have submitted duly completed Letters of Transmittal in accordance with section 4.1(e) of this Plan of Arrangement who will be recorded on the NLP Register in accordance with the terms of the Arrangement Agreement. Ainsworth shall be entitled to rely upon the Letters of

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Transmittal received by Ainsworth in accordance with section 4.1(e) of this Plan of Arrangement as conclusive and final evidence of the identities of the Registered Shareholders who are entitled to receive the Shareholders Litigation Share, if any. Ainsworth shall not be required to update nor confirm the accuracy or currency of any of the information set out in the Letters of Transmittal and Ainsworth shall have no liability or obligation in respect of any deliveries made or not made by Registered Shareholders to beneficial Shareholders or any other person.

A Registered Shareholder may elect, in and by its Letter of Transmittal, not to receive an NLP Right, A Registered Shareholder who elects not to receive its NLP Right will not receive any compensation or payment in lieu of the forgone NLP Right.

ARTICLE 6

GENERAL

Section 6.1  Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, the Company, the Partnership and Ainsworth GP will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Section 6.2  Paramountcy

From and after the Effective Time (a) this Plan of Arrangement will take precedence and priority over any and all rights related to Existing Common Shares and Existing Notes issued prior to the Effective Time, (b) the rights and obligations of Shareholders and Noteholders and any trustee and transfer agent therefore, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent, whether or not previously asserted) and all Entitlements based on or in any way relating to Existing Common Shares and Existing Notes will be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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Document 2

EXECUTION VERSION
Backstop Commitment Letter
June 16, 2008
Personal and Confidential
Ainsworth Lumber Co., Ltd.
Suite 3194 Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1L3
Attention: Robert Allen
Ladies and Gentlemen:
          You have advised HBK Master Fund L.P. and its affiliates (collectively, “HBK”), Barclays Bank PLC and its affiliates (collectively, “Barclays”) and Tricap Partners II L.P. and its affiliates (collectively, “Tricap”, and together with the HBK and Barclays, collectively, the “Initial Backstop Parties”, individually, each an “Initial Backstop Party” and together with each Additional Backstop Party (as defined below), the “Backstop Parties”) that Ainsworth Lumber Co. Ltd. and its subsidiaries (collectively, “you” or the “Company”) intend to effect a restructuring and reorganization of the Company pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”) or, alternatively, pursuant to a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) (the restructured and reorganized company being referenced herein as “New Ainsworth”) and pursuant to which, among other things, (a) New Ainsworth would continue to be liable for the obligations of the Company and the property of the Company would continue to be property of New Ainsworth, (b) the Existing Notes (as defined below) would be exchanged, in part, for US$150,000,000 aggregate principal amount of new senior unsecured notes issued by New Ainsworth (the “Rollover Notes”), (c) all qualified holders of Existing Notes would be entitled to subscribe for a pro rata share of US$200,000,000 aggregate principal amount of new senior unsecured notes issued by New Ainsworth (the “New Notes”), and (d) holders of Existing Notes will receive 96% of the outstanding common stock of New Ainsworth (or warrants for common stock of New Ainsworth (“Noteholder Warrants”)) at the time of initial issuance allocated (i) as to 46% to all holders of the Existing Notes (the “Rollover Stock”), (ii) as to 35% to those qualified holders of Existing Notes that also purchase up to their maximum pro rata share of New Notes (the “Additional Rollover Stock”), (iii) as to 10% to the Initial Backstop Parties and the Additional Backstop Parties and (iv) as to 5% to the Initial Backstop Parties on the date hereof (the formation of New Ainsworth, the issuance of the Rollover Notes, the issuance of the Rollover Stock, the issuance of the New Notes, the issuance of the Additional Rollover Stock, and each of the transactions undertaken in connection therewith either under the CBCA or the CCAA, the “Restructuring”). An ad hoc group of certain holders of Existing Notes represented by Goodmans LLP as of the date hereof was formed relating to the restructuring and reorganization of the Company, and certain of those holders of Existing Notes have also become Additional Backstop Parties and Consenting Noteholders as of the date hereof (such holders party hereto as Additional Backstop Parties and Consenting Noteholders on the date hereof, the “Additional Noteholder Committee”).
          This backstop commitment letter agreement (together with all exhibits and schedules hereto, the “Backstop Commitment Letter”) will confirm the understanding and agreement among the Backstop Parties and the Company in connection with the Restructuring with respect to the proposed issuance of the New Notes. In connection with the Restructuring, you have requested that each of the Backstop Parties commits, severally and not jointly, to purchase its ratable portion of the New Notes in accordance with its pro rata share of Existing Notes held by all Backstop Parties on July 14, 2008 to the extent that such notes are not purchased by the holders of Existing Notes when so offered.
         For purposes of this Backstop Commitment Letter, “Existing Notes” shall mean any and all of (i) the 6.75% Senior Unsecured Notes Due March 15, 2014, issued pursuant to that certain Indenture, dated as of March 3, 2004 (the “March 2004 Indenture”), by and between the Company and The Bank of New York, as trustee; (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014, issued pursuant to that certain Indenture, dated as of May 19, 2004 (the “May 2004 Indenture”), by and between the Company and The Bank of New York, as trustee; (iii) the 7.25% Senior Unsecured Notes Due October 1, 2012 and the Senior Unsecured Floating Rate Notes Due October 1, 2010, issued pursuant to that certain Indenture, dated as of September 22, 2004 (the “September 2004 Indenture”), by and among the Company, Ainsworth Engineered Corp., as guarantor, and The Bank of New York, as trustee; and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013, issued pursuant to that certain Indenture, dated as of April 18, 2006 (the “April 2006 Indenture”, and together with the March 2004 Indenture, the May 2004 Indenture and the September 2004 Indenture, collectively, the “Existing Indentures” and each an “Existing Indenture”), by and among the Company, Ainsworth Engineered Corp., as guarantor, Ainsworth Engineered Canada Limited Partnership, as guarantor, Ainsworth Corp. as guarantor, Ainsworth Engineered (USA), LLC, as guarantor, and The Bank of New York, as trustee.
     I. The Commitment.
         Based on the foregoing, each Backstop Party is pleased to confirm by this Backstop Commitment Letter its several and not joint commitment to you to purchase or cause one or more of its affiliates to purchase (up to US$200,000,000 in the aggregate for the Backstop Parties) its ratable portion of the New Notes in accordance with its pro rata share of Existing Notes held by all Backstop Parties on July 14, 2008 to the extent that the New Notes that are not purchased by the holders of Existing Notes when offered pursuant to the Restructuring upon the terms and subject to the conditions set forth or referred to in this Backstop Commitment Letter and in the Description of the Notes attached hereto as Exhibit A (the “Commitment”).
         The rights and obligations of each of the Backstop Parties under this Backstop Commitment Letter shall be several and not joint, and no failure by any Backstop Party to comply with any of its obligations under this Commitment Letter shall prejudice the rights of any other Backstop Party, provided that each such Backstop Party shall only be responsible for its specific commitment as set out above or in a Joinder Agreement, if applicable, and provided that no Backstop Party shall be required to provide its commitment in the event of a failure by an Initial Backstop Party to satisfy its obligations in respect of its Commitment unless one or more other Backstop Parties, in their sole discretion, agree to assume such Commitment and obligations of the Initial Backstop Party or Initial Backstop Parties who fail to satisfy such obligations.
     II. Conditions.
         The commitments and agreements of each Backstop Party described herein are subject to (i) the absence of any event or occurrence which has resulted in or could reasonably be expected to result in (a) individually or in the aggregate, any material adverse change in the assets, liabilities, business, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (other than any event or occurrence (1) previously disclosed in writing to the Backstop Parties or to the public, (2) relating to any generally applicable change in laws or (3) relating to any generally applicable changes in generally accepted accounting principles in Canada after the date hereof) or (b) a material

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adverse effect on the ability of the Company to complete the Restructuring on a timely basis; (ii) the accuracy and completeness of all representations that the Company and its respective affiliates have made and will make to each Backstop Party and all information that you and your affiliates have furnished and will furnish to each Backstop Party (directly or through an intermediary); and (iii) the satisfaction or due waiver of the additional conditions precedent to the purchase of the New Notes contained in the additional conditions attached hereto as Exhibit B.
     III. Fees and Expenses.
          In consideration of the execution and delivery of this Backstop Commitment Letter by each Initial Backstop Party, you agree to pay the fees, costs and expenses of each Initial Backstop Party as set forth in that certain Work Letter dated as of April 25, 2008 (the “Work Letter”) between you and the Initial Backstop Parties (including, without limitation, reasonable and documented attorney’s fees). You also agree to provide the following:
(a)	Commitment Fee. To the Initial Backstop Parties, a nonrefundable commitment fee equal to 3.00% of the aggregate principal amount of the New Notes, which shall be fully earned on the date hereof and payable in cash in accordance with each Initial Backstop Party’s pro rata participation in the New Notes on the closing date of the purchase of the New Notes pursuant to the Commitment; and

(b)	Backstop Equity. To the Backstop Parties, on the Closing Date, an amount equal in aggregate to the fair market value of the common stock described in (i) and (ii) below which shall be paid to the parties described in (i) and (ii) below in cash and which cash the Backstop Parties direct to be immediately invested in fully-paid and non-assessable common stock of New Ainsworth, representing (i) 10% of the common shares of New Ainsworth outstanding at the time of initial issuance determined on the assumption that all Noteholder Warrants are exercised, issued directly to the Backstop Parties (including the Additional Backstop Parties) in accordance with each Backstop Party’s pro rata share of the aggregate Commitment after giving effect to the joinder of each Additional Backstop Party and (ii) 5% of the common shares of New Ainsworth outstanding at the time of initial issuance determined on the assumption that all Noteholder Warrants are exercised, issued directly to the Initial Backstop Parties in accordance with each Initial Backstop Party’s pro rata share of Existing Notes held by the Initial Backstop Parties (immediately prior to the exchange of such notes for Rollover Notes).
          Such amounts shall be paid free and clear of, and with indemnification, as provided in Section XIII, in respect of any withholdings or deductions required in respect of Taxes (as defined in Section XIII).
     IV. Information.
          The Company represents and covenants that (i) all information (other than the financial projections) (the “Information”) that has been or will be made available to any Backstop Party by you, or any of your affiliates or representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially

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misleading in light of the circumstances under which such statements are made and (ii) the financial projections (the “Projections”) that have been or will be made available to any Backstop Party by you, or any of your affiliates or representatives have been or will be prepared in good faith based upon reasonable assumptions. You agree that if any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representation will be correct in all material respects under those circumstances.
     V. Indemnification.
          The Company hereby agrees to indemnify and hold harmless each Backstop Party and each of its affiliates and all their respective officers, directors, partners, trustees, employees, shareholders, advisors, agents, representatives, attorneys and controlling persons and each of their respective heirs, successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages and liabilities to which any Indemnified Person may become subject arising out of or in connection with this Backstop Commitment Letter, the Restructuring, the offering of the New Notes, any of the other transactions contemplated by this Backstop Commitment Letter, any other transaction related thereto or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto and whether or not the transactions contemplated hereby are consummated, and to reimburse each Indemnified Person promptly upon demand for all legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein); provided that no Indemnified Person will be entitled to indemnity hereunder in respect of any loss, claim, damage, liability or expense to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such loss, claim, damage, liability or expense resulted directly from the gross negligence, actual fraud or willful misconduct of such Indemnified Person. If for any reason the foregoing indemnification is unavailable to an Indemnified Person or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion to reflect the economic interests of (i) the Company and its respective affiliates, stockholders or other equity holders on the one hand and (ii) such Indemnified Person on the other hand in the matters contemplated by this Backstop Commitment Letter and the Restructuring as well as the relative fault of (i) the Company and its respective affiliates, stockholders or other equity holders on the one hand and (ii) such Indemnified Person on the other hand with respect to such loss, claim, damage or liability and any other relevant equitable considerations. In no event will any Indemnified Person be liable on any theory of liability for indirect, special or consequential damages, lost profits or punitive damages as a result of any failure to fund its obligations under the Commitment, the Restructuring and the offering of the New Notes contemplated hereby or otherwise in connection with the Commitment, the Restructuring or the offering of the New Notes. No Indemnified Person will be liable for any damages arising from the use by unauthorized persons of information, projections or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by unauthorized persons.
     VI. Expiration of Commitment.
          The Commitments will expire at 5:00 p.m., Vancouver, British Columbia time, on June 16, 2008, unless on or prior to such time you have executed and returned to the Initial Backstop Parties a copy of this Backstop Commitment Letter (and you have executed and delivered to the

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Consenting Noteholders (as defined in the Support Agreement (as defined in Exhibit B)) a copy of the Support Agreement).
          If you do so execute and deliver to the Initial Backstop Parties this Backstop Commitment Letter, each Backstop Party agrees to hold its Commitments available for you until the earlier of (i) the issuance of US$200,000,000 aggregate principal amount of New Notes (the “Closing Date”), (ii) termination of the Support Agreement (as defined below in Exhibit B) pursuant to Section 11 thereunder and (iii) 5:00 p.m., New York City time, on July 30, 2008. The Commitments and this Backstop Commitment Letter will terminate (subject to Section XI) upon the earlier of (i) the issuance of the New Notes against payment therefor in full, and you agree to rely exclusively on your rights and the commitments set forth in the New Notes and any accompanying indenture in respect of all extensions of credit to be made on or after the Closing Date and (ii) termination of the Support Agreement. In addition, the Commitment of each Initial Backstop Party hereunder shall be reduced pro rata to the extent of any purchase or commitment to purchase obtained from an Additional Backstop Party pursuant to a joinder agreement in the form attached hereto as Exhibit C or otherwise satisfactory to the Initial Backstop Parties (a “Joinder Agreement”), in respect of the New Notes in connection with the offer and sale thereof to holders of the Existing Notes as contemplated hereunder; provided, however, that in the event that any one or more Additional Backstop Parties shall fail to fund their respective Commitment in accordance with the terms hereof (each such Additional Backstop Party, a “Defaulting Backstop Party”) or Noteholders that, in their capacity as Noteholders, have otherwise agreed to purchase New Notes and fail to satisfy their respective obligations to purchase the New Notes in accordance with the terms of their respective agreements (each such Noteholder, a “Defaulting Noteholder”) each Backstop Party on the date hereof (each an “Original Backstop Party”) hereby commits to fund the Commitment of each such Defaulting Backstop Party or Defaulting Noteholder, as the case may be, in accordance with such Original Backstop Party’s pro rata share of the aggregate Commitment provided by the Original Backstop Parties.
     VII. Confidentiality.
          This Backstop Commitment Letter and the terms and conditions contained herein may not be disclosed by the Company to any person or entity (other than to such of your officers, directors, agents, attorneys and advisors (and such advisors’ officers, directors, agents and advisors) as need to know and agree to be bound by the provisions of this paragraph) without the prior written consent of each Backstop Party; provided that upon prior notice to the Backstop Parties, the Company may disclose the existence of and the terms and conditions of this Backstop Commitment Letter in the management information circular relating to Restructuring or the offering memorandum with respect to the New Notes (the “New Notes Offering Memorandum”), and otherwise as may be required by applicable laws, including applicable securities laws in the opinion of the Company’s outside securities counsel.

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          You acknowledge that each Backstop Party and its affiliates may be providing debt financing, equity capital or other services to other entities in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Backstop Party or any of its affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Backstop Commitment Letter or their other relationships with you in connection with the performance by each Backstop Party or such affiliates of services for other entities, and none of the Backstop Parties or any of their affiliates will furnish any such information to other entities. You also acknowledge that none of the Backstop Parties or any of their affiliates has any obligation to use in connection with the transactions contemplated by this Backstop Commitment Letter, or to furnish to you, confidential information obtained from other entities.
     VIII. Assignment and Syndication; Additional Backstop Parties.
          The parties hereto agree that each Backstop Party will have the right to sell, transfer, negotiate or assign its rights and obligations (in whole or in part) under this Backstop Commitment Letter and the Commitment only to a Backstop Party or any affiliate of a Backstop Party or an Eligible Assignee unless it obtains the prior consent of the Backstop Parties, and that the Company shall have no right to sell, transfer, negotiate or assign its rights hereunder and any such sale, transfer, negotiation or assignment shall be void ab initio. “Eligible Assignee” shall mean (a) a commercial or investment bank having total assets in excess of $5,000,000,000, or (b) a finance company, insurance company or any other financial institution regularly engaged in making, purchasing or investing in loans or bonds and having a net worth, determined in accordance with generally accepted accounting principles in the United States, in excess of $100,000,000 (or, to the extent net worth is less than such amount, a finance company, insurance company or other financial institution, reasonably acceptable to the Initial Backstop Parties). Each holder of Existing Notes that is eligible under applicable securities laws to purchase New Notes shall be entitled to join this Backstop Commitment Letter (each an “Additional Backstop Party”) from time to time by execution by such Additional Backstop Party and the Initial Backstop Parties of a Joinder Agreement.
     IX. Superior Proposal.
          The Company shall pursue and support the Restructuring promptly in good faith upon the terms and conditions set forth herein, and shall not solicit any proposal for a refinancing, recapitalization or other extraordinary transaction other than the Restructuring or the dispositions contemplated under Section 5(f) of the Support Agreement, provided that this shall not prevent the Company from receiving any such proposal from a third party and negotiating such proposal with a third party if the board of directors of the Company (the “Board”), on advice of its financial and legal advisors, determines that such proposal would reasonably be expected to result in a transaction more favorable to the Company and its stakeholders and no less favorable for the holders of the Existing Notes than the Restructuring (a “Superior Proposal”). In the event the Company receives any proposal from a third party that the Board believes may constitute a Superior Proposal, it will promptly notify the Initial Backstop Parties of the terms thereof, including the identity of the proposing party(ies). In the event that the Board, after consultation with its financial and legal advisors, determines in good faith that it can no longer support or recommend the Restructuring, the Company shall promptly (in any event no later than one (1) business day following such determination) so inform the Backstop Parties and the Additional Noteholder Committee (including as to the terms of any such proposal that the Board has determined is a Superior Proposal) and the Initial Backstop Parties shall have 5 business days in which to propose an alternative to the Superior Proposal that is of comparable value to the Company and its stakeholders and no less favorable for the holders of the Existing Notes than the Restructuring and, at which time, the Company shall commit to and pursue such alternative proposal. If the Board accepts a Superior Proposal, then the Company may terminate this Backstop Commitment Letter; provided that in such event or in the event

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that the Company shall cease to pursue or support the Restructuring in accordance with the requirements of this paragraph for any other reason whatsoever (including, for greater certainty, by entering into an agreement for additional financing, the terms of which were offered to, and not accepted by, the Initial Backstop Parties pursuant to Section X) (a “Restructuring Adverse Event”), the Company shall pay pro rata in accordance with their Commitments to the Backstop Parties a termination fee in the amount of twenty million US dollars (US$20,000,000) in cash within two (2) business days of (i) entering into a binding agreement with respect to the Superior Proposal (whether or not this Backstop Commitment Letter is terminated by the Company) or (ii) the occurrence of a Restructuring Adverse Event. The parties acknowledge that the payment set forth in this section is a payment of liquidated damages which is a genuine estimate of the damages the Backstop Parties will suffer or incur as a result of the event giving rise to such payment and is not a penalty. For greater certainty, the Backstop Parties agree that payment of the amount set forth in this section in the manner provided in respect thereof is the sole monetary remedy of the Backstop Parties for the events described in this section.
     X. Additional Financing.
          Prior to entering into any agreement with a lender for additional financing, including any financing in connection with a filing or proceeding under the CCAA, the Company agrees to provide the Initial Backstop Parties and the Additional Noteholder Committee with a detailed summary of the terms of such financing which sets forth a binding offer to the Initial Backstop Parties and the Additional Noteholder Committee (the “Rights Notice”) the right to provide such additional financing on the same terms and conditions as the contemplated financing (the date of such notice, the “Notice Date”). The Initial Backstop Parties and the Additional Noteholder Committee shall have until the fifth day following the Notice Date (or if such fifth day is not a business day, the next succeeding business day) (the “Rights Exercise Period”) to consider whether to enter into the financing transactions contemplated by the Rights Notice on the terms described therein.  In the event that any one or more of the Initial Backstop Parties representing at least 66% of the aggregate amount of the Existing Notes held by all of the Initial Backstop Parties determine to enter into the transactions contemplated by the Rights Notice, then each Backstop Party and member of the Additional Noteholder Committee that desires to enter into such transaction (each an “Accepting Backstop Party”) shall indicate its acceptance of the offer set forth in the Rights Notice in a writing delivered to the Company (the “Rights Acceptance”) on or prior to the last day of the Rights Exercise Period.  The Accepting Backstop Parties shall participate in the financing transaction set forth in the Rights Notice on a pro rata basis in accordance with their holdings of Existing Notes (or, if all Accepting Backstop Parties agree, on such other basis as they may so determine).  Following timely receipt of a Rights Acceptance, the Company and the Accepting Backstop Parties shall cooperate in good faith to consummate the financing transactions set forth in the Rights Notice.  In the event that no Accepting Backstop Party timely submits a Rights Acceptance, the Company may consummate such financing transaction.  Notwithstanding anything to the contrary herein, in the event that Initial Backstop Holders representing less than 66% of the aggregate amount of the Existing Notes held by all of the Initial Backstop Parties are Accepting Noteholders, each Initial Backstop Holder and member of the Additional Noteholder Committee may nonetheless deliver a Rights Acceptance and become an Accepting Backstop Party and  participate in the additional financing so long as five business days prior to the filing of a motion to approve such financing with the court or other applicable forum (or in the case of an additional financing that is not supervised by a court, five days prior to closing thereof) (the “Additional Financing Notice Date”) such Accepting Backstop Parties are able to and do provide each of the Initial Backstop Parties that is not an Accepting Backstop Party the right to participate in such additional financing on a pro rata basis in accordance with their holdings of Existing Notes. The Initial Backstop Parties that are

7

not Accepting Backstop Parties shall then have until the fifth day following such offer the Additional Financing Notice Date (or if such fifth day is not a business day, the next succeeding business day) (the “Additional Financing Rights Exercise Period”) to consider whether to enter into such additional financing transactions.  In the event that any one or more of such Initial Backstop Parties determine to enter into the transactions contemplated by the Additional Financing Rights Notice, each such Initial Backstop Party that desires to enter into such transaction (each an “Accepting Additional Financing Initial Backstop Party”) shall indicate its acceptance of the offer set forth in the in a writing delivered to the Accepting Backstop Parties on or prior to the last day of the Additional Financing Rights Exercise Period.  In no event shall any member of the Additional Noteholder Committee offer or participate in any offer of any additional financing (other than pursuant to a Rights Acceptance).
     XI. Survival.
          The provisions of this Backstop Commitment Letter relating to the payment of fees and expenses, indemnification and contribution and confidentiality and the provisions of Sections III, V, VII, IX, XI, XII and XIII hereof will survive the expiration or termination of the Commitments or this Backstop Commitment Letter (including any extensions) and the execution and delivery of definitive financing documentation.
     XII. Choice of Law; Jurisdiction; Waivers.
          This Backstop Commitment Letter will be governed by and construed in accordance with the laws of the State of New York. The Company hereby irrevocably submits to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising out of or relating to the provisions of this Backstop Commitment Letter and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. The parties hereto hereby waive any objection that they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or relating to this Backstop Commitment Letter. Notwithstanding the foregoing consent to jurisdiction, upon the commencement of a proceeding under the CCAA, each of the parties hereto agrees that the courts of Canada sitting in British Columbia shall have non-exclusive jurisdiction with respect to any matter under or arising out of or in connection with this Backstop Commitment Letter.
          The Company hereby irrevocably designates, appoints and empowers CT Corporation System (the “Process Agent”), in the case of any suit, action or proceeding brought in The United States of America as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents that may be served in any action or proceeding arising out of or in connection with this Backstop Commitment Letter or any other document entered into with respect to the Restructuring. Such service may be made by mailing (by registered or certified mail, postage prepaid) or delivering a copy of such process to the Company in care of the Process Agent at the Process Agent’s above address, and the Company hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, the Company irrevocably consents to the service of any and all process in any such action or proceeding by the mailing (by registered or certified mail, postage prepaid) of copies of such process to the Company at its address set forth on page 1 hereto. The Company agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

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     XIII. Withholding.
          The payment and issuance of fees, costs, expenses, compensation and other amounts under Sections III or IX hereof (“Subject Payments”) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of any authority or agency having power to tax (hereinafter, the “Taxes”), unless the Company is required to withhold or deduct any amount for or on account of Taxes by law or by the interpretation or administration thereof. If the Company is required to withhold or deduct any amount for or on account of such Taxes in respect of the Subject Payments, the Company will remit such Taxes.
          The Company will furnish each Backstop Party, within 30 days after the date the payment of any Taxes described in the preceding paragraph is due pursuant to applicable law, evidence of such payment by the Company. The Company will indemnify and hold harmless each Indemnified Person and will, upon written request of such Indemnified Person, reimburse each Indemnified Person for Taxes, other than any Taxes now or hereafter imposed, levied, collected, withheld or assessed on an Indemnified Person under the laws of an applicable jurisdiction as a result of such Indemnified Person (i) carrying on a trade or business in such jurisdiction; (ii) being organized under the laws of such jurisdiction; (iii) being resident or deemed to be resident in such jurisdiction; or (iv) not dealing at arm’s length (within the meaning of the applicable tax law or regulation) with New Ainsworth at the time of payment, (collectively “Excluded Taxes”), for the amount of (x) any such Taxes, other than Excluded Taxes, so levied or imposed and paid by such Indemnified Person and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x).
     XIV. Miscellaneous.
          This Backstop Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Backstop Commitment Letter by facsimile transmission will be effective as delivery of a manually executed counterpart hereof. This Backstop Commitment Letter may not be amended or waived except by an instrument in writing signed by each of the Company and the Initial Backstop Parties representing at least 75% of the aggregate principal amount of Existing Notes held by all Initial Backstop Parties; provided that the consent of each Backstop Party affected thereby shall be required to (a) increase the commitment of such Backstop Party, (b) reduce principal or interest on the New Notes or fees or expense recoveries, or (c) extend any final maturity, scheduled amortization or any date for payment of interest on the New Notes or extend the date for payment of fees or expenses.
          Notwithstanding anything herein to the contrary, to the extent that any condition, term or provision of this Backstop Commitment Letter or the Support Agreement requires the consent, satisfaction or approval of the Additional Noteholder Committee and the Additional Noteholder Committee does not provide such consent, satisfaction or approval (a) the sole remedy under this Backstop Commitment Letter shall be that each member of the Additional Noteholder Committee may, but shall not be required to, terminate its obligations under this Backstop Commitment Letter and Support Agreement, and (b) the Additional Noteholder Committee shall forfeit any further consent, satisfaction or approval rights under this Backstop Commitment Letter or the Support Agreement (or any related agreements).
          This Backstop Commitment Letter, the attached Exhibits and any Joinder Agreement set forth the entire understanding of the parties hereto as to the scope of the Commitments and the obligations

9

of the Backstop Parties hereunder. This Backstop Commitment Letter supersedes all prior understandings and proposals, whether written or oral, between the Backstop Parties and you relating to their purchase of the New Notes other than the Work Letter.
          This Backstop Commitment Letter has been and is made solely for the benefit of the parties signatory hereto and to a Joinder Agreement and the Indemnified Persons, and nothing in this Backstop Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Backstop Commitment Letter or the agreements of the parties contained herein.
          You acknowledge that each Backstop Party may be (or may be affiliated with) a full service financial firm and as such from time to time may, together with its affiliates, effect transactions for its own account or the account of customers, and hold long or short positions in debt or equity securities or loans of business entities that may be the subject of the transactions contemplated by this Backstop Commitment Letter. You hereby waive and release, to the fullest extent permitted by law, any claims you have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of any Backstop Party or any of its respective affiliates to bring such transactions, activities, investments or holdings to your attention.
          You acknowledge that the transactions contemplated by this Backstop Commitment Letter are arms’-length commercial transactions and that each Backstop Party is acting as principal and in its own best interests. The Company is relying on its own experts and advisors to determine whether the transactions contemplated by this Backstop Commitment Letter are in the Company’s best interests. You agree that each Backstop Party will act under this Backstop Commitment Letter as an independent contractor and that nothing in this Backstop Commitment Letter, the nature of our services, or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between each Backstop Party on the one hand and the Company, its stockholders or its affiliates on the other hand.
          You agree to provide us, prior to the Closing Date, with all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S.A. Patriot Act.

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          If you are in agreement with the foregoing, kindly sign and return to us the enclosed copy of this Backstop Commitment Letter.

Very truly yours, HBK Master Fund L.P. By: HBK Services LLC, Investment Advisor
By:	/s/ David C. Haley
	Name:	David C. Haley
	Title:	Authorized Signatory

Barclays Bank PLC
By:	/s/ Drew J. Doscher
	Name:	Drew J. Doscher
	Title:	Managing Director

Tricap Partners II L.P.
By:	Tricap Partners GP L.P., its general partner
By:	Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
	Name:	Gary Franko
	Title:	Vice President

Accepted and agreed to as of the
date first above written:

Ainsworth Lumber Co. Ltd.

By:	/s/ Allen Ainsworth
Name: Allen Ainsworth
Title: President and Director
[SIGNATURE PAGE TO BACKSTOP COMMITMENT LETTER]

EXHIBIT A TO BACKSTOP COMMITMENT LETTER
See attached.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under “— Certain Definitions.” In this description, “Ainsworth”, “we”, “our” and “us” refer only to Ainsworth Lumber Co. Ltd. and not to any of its subsidiaries.

We will issue the New Notes and the Rollover Notes (together the “Notes”) pursuant to an indenture among Ainsworth Lumber Co. Ltd., as issuer, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp., and Ainsworth Engineered, LLC, as guarantors, and The Bank of New York, as Trustee. Pursuant to the Recapitalization, the Rollover Notes will be issued solely in exchange for our Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, and 6.75% Senior Unsecured Notes due March 15, 2014, in a transaction that is not subject to the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and is not subject to the registration and prospectus requirements in Canada pursuant to Section 2.11 of National Instrument 45-106. The New Notes will be issued solely to Qualifying Noteholders in a private transaction that is not subject to the registration requirements of the 1933 Act pursuant to Section 4(2) thereof. See “Certain Regulatory and Other Matters Relating to the Recapitalization.” Upon consummation of the Recapitalization, the Trustee will authenticate and deliver Rollover Notes for original issue up to a maximum aggregate principal amount of US$150 million and New Notes for original issue up to a maximum aggregate principal amount of US$200 million. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “TIA”). We have filed a copy of the form of indenture with the Commission.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the indenture is available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a Note (the “Holder”) will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

The Notes will:

•	be general unsecured obligations of Ainsworth;

•	rank equally in right of payment with any existing and future senior Indebtedness of Ainsworth; and

•	be effectively subordinated to any existing and future permitted secured Indebtedness of Ainsworth to the extent of the assets securing such Indebtedness.

Including the Rollover Notes offered hereby and the New Notes, as of March 31, 2008, Ainsworth would have had US$521 (Cdn$536) million of long-term debt on a pro forma basis. The Existing Credit Facility is secured by our inventory and accounts receivable. See “Description of Existing Indebtedness — Credit Facility.” The indenture will permit us and our existing and future Restricted Subsidiaries to incur certain additional Indebtedness.

The Notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this Circular, Ainsworth has four North American Restricted Subsidiaries: Ainsworth Engineered Corp., which holds our Barwick, Ontario facility, Ainsworth Engineered Canada Limited Partnership, which manufactures and distributes products in Canada, Ainsworth Engineered (USA), LLC, which holds our Minnesota facilities, and Ainsworth Corp., through which all U.S. sales are made. Prior to the Issue Date, we expect to complete a reorganization of our U.S. operations such that our Minnesota facilities will be held by a new Wholly Owned Restricted Subsidiary, Ainsworth Engineered, LLC, which will guarantee the Notes. Under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the Notes. As of the Issue Date, all of Ainsworth’s subsidiaries will be Restricted Subsidiaries.

Principal, Maturity and Interest

The Rollover Notes will be issued in an aggregate principal amount of US$150 million plus any PIK Notes issued as evidence of paid-in-kind interest thereon (as described below). The New Notes will be issued in an aggregate principal amount of US$200 million plus any PIK Notes issued as evidence of paid-in-kind interest thereon (as described below). Ainsworth may not issue any additional Notes other than PIK Notes (as defined below) under the indenture. The Rollover Notes and the New Notes will be treated as a single class of securities under the indenture. Ainsworth will issue Notes in denominations of US$1.00 and integral multiples of US$1.00.

The Notes will mature on the seventh anniversary of the Completion Date at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. Subject to the next paragraph, interest (including PIK Interest (as defined below)) on the Notes will accrue at the aggregate rate of 11% per annum and will be payable semi-annually in arrears on June 30 and December 30, commencing on December 30, 2008. Ainsworth will make each interest payment to the Holders of record of the Notes on the immediately preceding June 15 and December 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date, and will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the purpose of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year and divided by 360.

The Notes will bear interest in an amount equal to (i) cash interest at the rate of 6% per annum plus (ii) payment-in-kind interest (“PIK Interest”) at the rate of 5% per annum. The obligations to pay PIK Interest at maturity shall be evidenced by increasing the principal amount of the outstanding Rollover Notes or the New Notes, as applicable, or by issuing additional Rollover Notes or New Notes, as applicable (“PIK Notes”), in an aggregate principal amount equal to the amount of interest then payable and otherwise due with respect to such Notes in accordance with clause (ii) of the preceding sentence, rounded up to the nearest whole dollar. Interest shall accrue on PIK Notes issued pursuant to the indenture from and including the date of issuance of such PIK Notes. Any such PIK Notes shall be issued on the same terms as the Rollover Notes or the New Notes, as applicable, and shall constitute part of the same series of securities as the Rollover Notes or the New Notes, as applicable, and will vote together with all other outstanding Notes as one class on all matters with respect to the Notes. All references to Notes herein shall include any PIK Notes.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. Ainsworth may change the paying agent or registrar without prior notice to the Holders, and Ainsworth or any Guarantor may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer or exchange documents in connection with a transfer or exchange of Notes. Holders will be required to pay all taxes due on transfer and exchange. Ainsworth is not required to transfer or exchange any Note selected for redemption. Also, Ainsworth is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees

The Notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this Circular, Ainsworth has four North American Restricted Subsidiaries: Ainsworth Engineered Corp., which holds our Barwick, Ontario facility, Ainsworth Engineered Canada Limited Partnership, which manufactures and distributes products in Canada, Ainsworth Engineered (USA), LLC, which holds our Minnesota facilities, and Ainsworth Corp., through which all U.S. sales are made. Prior to the Issue Date, we expect to complete a reorganization of our U.S. operations such that our Minnesota facilities will be held by a new Wholly Owned Restricted Subsidiary, Ainsworth Engineered, LLC, which will guarantee the Notes. Each Guarantor will, jointly and severally, fully and unconditionally guarantee the payment of principal of and interest, and premium, if any, on the Notes. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

Each Subsidiary Guarantee will:

•	be a general unsecured obligation of the Guarantor;

•	rank equally in right of payment with all existing and future senior Indebtedness of the Guarantor; and

•	be effectively subordinated to any existing and future permitted secured Indebtedness of the Guarantor to the extent of the assets securing such Indebtedness.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Ainsworth or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Guarantor is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger assumes all the obligations of that Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the Trustee and completes all other required documentation; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition (including by way of merger, amalgamation or consolidation) of all or a majority of the Capital Stock issued by that Guarantor to a Person that is not (either before or after giving effect to such transaction) Ainsworth or a Restricted Subsidiary of Ainsworth, and after which that Guarantor is no longer a Restricted Subsidiary, provided, that such sale or other disposition does not violate the terms of the indenture; or

(2) if Ainsworth designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

See “— Offers to Repurchase by Ainsworth — Asset Sales.”

Additional Amounts

All amounts paid or credited by Ainsworth under or with respect to the Notes, or by any Guarantor pursuant to the Subsidiary Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of any authority or agency having power to tax (hereinafter, “Taxes”), unless Ainsworth or such Guarantor, as the case may be, is required to withhold or deduct any amount for or on account of Taxes by law or by the interpretation or administration thereof. If Ainsworth, any Guarantor or any agent is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the Notes or the Subsidiary Guarantees, Ainsworth or, if applicable, a Guarantor, will pay such additional amounts (the “Additional Amounts”), as additional interest, as may be necessary so that the net amount received by each owner of a beneficial interest in the Notes (an “owner” for the purposes of this “Additional Amounts” section) (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts and net of any Taxes payable by the owner in respect of such Additional Amounts) will not be less than the amount such owner would have received if such Taxes had not been withheld or deducted; provided, however, that (a) the maximum Additional Amount that Ainsworth and any Guarantor shall pay (directly or indirectly) to non-U.S. holders to cover the amount of U.S. withholding taxes due on interest payments to such holders made during the two year period commencing on the Completion Date that are attributable to Ainsworth’s United States branch will be US$2,250,000 in the aggregate (to be shared among such holders pro rata based on withholding taxes payable); provided however that any such non-U.S. holder shall use commercially reasonable efforts to mitigate the amount of U.S. withholding taxes payable in respect of interest payments to it (it being understood that “commercially reasonable efforts,” as used in this proviso, shall not include any requirement by any such holder to alter its organizational structure); (b) no Additional Amounts will be payable with respect to a payment or credit made to an owner (to the extent, this proviso applies to such owner, an “Excluded Holder”) (or to a Holder on behalf of an Excluded Holder) (i) with which Ainsworth, such Guarantor or any agent does not deal at arm’s length (within the meaning of the applicable tax law or regulation) at the time of making such payment, (ii) which is subject to such Taxes by reason of such owner being connected with the jurisdiction of such authority or agency otherwise than solely by reason of the owner’s activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder or the enforcement of the Holder’s or owner’s rights thereunder, (iii) which failed to duly and timely comply with a timely request of Ainsworth to provide information, documents, certification or other evidence concerning such owner’s nationality, residence, entitlement to treaty benefits, identity or connection with an applicable jurisdiction or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such owner or Holder on behalf of such owner of Notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment or credit on a Note, if and to the extent that any partner in such partnership or the beneficial owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such partner or beneficial owner had been the Holder of its respective interest in such Note or (v) any combination of the foregoing numbered clauses of this proviso and (c) no Additional Amounts in respect of U.S. withholding taxes shall be payable in respect of interest payments made after the second anniversary of the Completion Date. Ainsworth, such Guarantor or any agent will also (a) make any withholding or deduction it is required to make and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.

Ainsworth, the Guarantor or any agent will furnish the Holders, within 30 days after the date the payment of any Taxes by Ainsworth, such Guarantor or any agent is due pursuant to applicable law, evidence of such payment by Ainsworth, such Guarantor or any agent. In the event that Ainsworth, the Guarantor or any agent fails to remit, withhold or deduct any Taxes in respect of which Additional Amounts are payable, Ainsworth, the Guarantor or any agent will indemnify and hold harmless each owner of a beneficial interest in the Notes (other than an owner to the extent that such owner is an Excluded Holder in respect of such Taxes or has already received Additional Amounts in respect of the relevant payment or credit) and will, upon written request of a Holder on behalf of an owner (other than an Excluded Holder), reimburse each such Holder or owner for the amount of (x) any Taxes so levied or imposed and paid by such Holder or owner as a result of payments or credits made under or with respect to the Notes or the Subsidiary Guarantees, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) so that the net amount received by such Holder or owner after such reimbursement will not be less than the net amount the Holder or owner would have received if Taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if Ainsworth, any Guarantor or any agent will be obligated to pay Additional Amounts with respect to such payment, Ainsworth, such Guarantor or any agent will deliver to the paying agent an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the paying agent to pay such Additional Amounts to Holders or owners on the payment date. Whenever in the indenture or in this “Description of the Notes” there is mentioned, in any context, the payment of principal, premium, if any, redemption price, Change of Control Payment, purchase price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Ainsworth, a Guarantor or any agent will pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Notes, the indenture, any Subsidiary Guarantee or any related document (“Documentary Taxes”).

The obligation to pay any Additional Amounts (and any associated reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the indenture.

Redemption

Optional Redemption

Except as described below under “— Redemption for Changes in Canadian Withholding Taxes,” Ainsworth may redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on the Completion Date or each anniversary thereof of the year set forth below:

Optional
Redemption
Year	Price

2008	105.00%
2009	103.00%
2010	101.00%
2011 and thereafter	100.00%

In addition, Ainsworth must pay accrued and unpaid interest on the Notes redeemed to, but not including, the date of redemption, subject to the rights of Holders on a record date to receive interest due on the relevant interest payment date.

Redemption for Changes in Canadian Withholding Taxes

Ainsworth may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest on the Notes redeemed to the applicable redemption date, subject to the rights of Holders on a record date to receive interest due on the relevant interest payment date, if

Ainsworth has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position of any governmental agency, taxing authority or regulatory authority regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Circular.

No Mandatory Redemption

Ainsworth is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of US$1.00 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note representing the same indebtedness to the extent not redeemed will be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Offers to Repurchase by Ainsworth

Change of Control

If a Change of Control occurs and, after giving effect to such Change of Control, there shall have been either (i) a decrease in the rating of the Notes by any Rating Agency by one or more Rating Categories or (ii) a withdrawal of the rating of the Notes by any Rating Agency as a result of such Change of Control, in either case, that occurs on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 90-day period following public notice of the occurrence of the Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency), Ainsworth will make an offer to repurchase all of the outstanding Notes pursuant to a Change of Control Offer on the terms set forth in the indenture; provided that Ainsworth will not be obligated to make an offer to repurchase the Notes in the event that it has given notice of its exercise of its rights to redeem all of the Notes as described above under “— Redemption.” In the Change of Control Offer, Ainsworth will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest on the Notes repurchased, to the date of repurchase, subject to the rights of Holders on a record date to receive interest due on the relevant interest payment date. Within 10 days following any Change of Control, Ainsworth will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, which date (the “Change of Control Payment Date”) will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in the notice. Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Ainsworth will, to the extent lawful:

(1) accept for payment all of the Notes or portions of the Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all the Notes or portions of the Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Ainsworth.

The paying agent will promptly mail to each Holder of the Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of US$1.00 or an integral multiple of US$1.00.

Ainsworth will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Ainsworth to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that require Ainsworth to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Ainsworth will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Ainsworth and purchases all the Notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the obligation of Ainsworth to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Ainsworth and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in any single transaction or series of related transactions unless:

(1) Ainsworth (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of;

(2) the fair market value is determined by Ainsworth’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the Trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Ainsworth or such Restricted Subsidiary is in the form of (i) cash, (ii) Cash Equivalents, (iii) the majority of the Voting Stock of a Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary, or

(iv) long-term property or assets that are used or useful in a Permitted Business. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Ainsworth’s or such Restricted Subsidiary’s most recent balance sheet, of Ainsworth or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or other agreement that releases Ainsworth or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Ainsworth or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Ainsworth or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

The Board of Directors’ determination pursuant to clause (2) must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$20.0 million.

In the case of consideration received in an Asset Sale in a form specified in clause (3) (iii) or (3) (iv), the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$10.0 million.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Ainsworth or such Restricted Subsidiary may apply those Net Proceeds at its option:

(1) to repay term or revolving credit Indebtedness under or cash collateralize letters of credit under a Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the Notes or any Subsidiary Guarantee) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay, redeem or repurchase any Indebtedness of that Restricted Subsidiary;

(3) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business that will become on the date of acquisition a Guarantor;

(4) to make a capital expenditure; or

(5) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any such Net Proceeds as described above, Ainsworth or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales (other than Assets Held for Sale) that are not applied or invested as provided in the preceding paragraph and any Net Proceeds used to cash collateralize letters of credit which no longer cash collateralize a letter of credit and which have not otherwise been applied or invested as provided in the preceding paragraph, will constitute “Excess Proceeds”. Ainsworth may use Excess Proceeds to make at any time, and when the aggregate amount of Excess Proceeds exceeds US$20.0 million Ainsworth will make, an offer to purchase (an “Asset Sale Offer”) to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of the Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds.

The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Ainsworth or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of the Notes and other pari passu

Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of the Notes and other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Certain Covenants

The indenture will contain, among others, the following covenants.

Restricted Payments

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving Ainsworth or any of its Restricted Subsidiaries) or to the direct or indirect holders of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Ainsworth or to Ainsworth or a Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving Ainsworth) any Equity Interests of Ainsworth or any direct or indirect parent of Ainsworth other than any Series 1 Preferred Shares of the Company held by Ainsworth Engineered Corp.;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof or any payment on Indebtedness permitted under clause (6) of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”; for greater certainty, the payment, from time to time, of 30.2% of Net Litigation Proceeds to the Registered Shareholders of Ainsworth on the Effective Date, shall not be a restricted payment);

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Ainsworth would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Ainsworth and its Restricted Subsidiaries on or after July 1, 2008 (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7)(b) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Ainsworth for the period (taken as one accounting period) beginning on July 1, 2008 to the end of Ainsworth’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by Ainsworth since July 1, 2008 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Ainsworth (other than (i) Excluded Contributions and (ii) Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Ainsworth that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Ainsworth), plus

(c) to the extent that any Restricted Investment that was made after July 1, 2008 is sold for cash or otherwise liquidated or repaid for cash or, in the case of a Restricted Investment that is a Guarantee, released, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, less, in the case of a Guarantee, any amounts paid under such Guarantee, plus

(d) to the extent that any Unrestricted Subsidiary of Ainsworth is redesignated as a Restricted Subsidiary after July 1, 2008 the lesser of (i) the fair market value of Ainsworth’s Investment in such Subsidiary as of the date of such redesignation and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

(e) US$15.0 million.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Ainsworth or any Restricted Subsidiary or of any Equity Interests of Ainsworth in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Ainsworth) of, Equity Interests of Ainsworth (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Ainsworth or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of Ainsworth that is not a Wholly Owned Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(5) an Investment by Ainsworth that increases the ownership interest of Ainsworth in the High Level Project out of the net cash proceeds of the substantially concurrent sale (other than from or to a Subsidiary or from or to an employee stock ownership plan financed by loans from Ainsworth or a Subsidiary of Ainsworth) of Equity Interests (other than Disqualified Stock) of Ainsworth; provided that the amount of any such net cash proceeds that are utilized for any such Investment will be excluded from clause (3)(b) of the preceding paragraph;

(6) cashless repurchases of Equity Interests deemed to occur upon the exercise of stock options;

(7) payments of (a) dividends on, and (b) the repurchase, redemption or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date of, Disqualified Stock, the incurrence of which was permitted by the indenture; and

(8) additional Restricted Payments made by Ainsworth or any of its Restricted Subsidiaries in an aggregate amount not to exceed $15.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Ainsworth or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Ainsworth whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$10.0 million. Not later than the date of making any Restricted Payment, other than a Restricted Payment under clauses (2), (3), (4) and (6) of the second paragraph of this covenant, which, together with any Restricted Payments not previously reported pursuant to this sentence, exceeds US$2.0 million, Ainsworth will deliver to the Trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness), and Ainsworth will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Ainsworth or any Guarantor may incur Indebtedness (including Acquired Indebtedness), or Ainsworth may issue Disqualified Stock and any Guarantor may issue shares of preferred stock, if the Fixed Charge Coverage Ratio for Ainsworth’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

(1) the incurrence by Ainsworth or any of the Guarantors of Indebtedness and letters of credit under Credit Facilities, in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Ainsworth and the Guarantors thereunder) not to exceed the greater of:

(a) $125.0 million less the aggregate amount of all Net Proceeds of Asset Sales (other than with respect to Assets Held for Sale) applied by Ainsworth or any of its Restricted Subsidiaries since the Issue Date to repay term Indebtedness under a Credit Facility or to repay revolving credit Indebtedness and effect a corresponding commitment reduction under a Credit Facility, in each case, pursuant to the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”; or

(b) the amount of the Borrowing Base as of the date of such incurrence;

(2) the incurrence by Ainsworth and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by Ainsworth or any of the Guarantors of the Notes, the PIK Notes and any related Subsidiary Guarantees;

(4) the incurrence by Ainsworth or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Ainsworth or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (i) US$10.0 million and (ii) 2% of the Consolidated Net Tangible Assets of Ainsworth;

(5) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (13) or (14) of this paragraph;

(6) the incurrence by Ainsworth of Indebtedness to, or the issuance of Disqualified Stock to, any Wholly Owned Restricted Subsidiary of Ainsworth or the incurrence by any Restricted Subsidiary of Ainsworth of Indebtedness to, or the issuance of preferred stock to, Ainsworth or any Wholly Owned Restricted Subsidiary of Ainsworth; provided, however, that:

(a) such Indebtedness owing by Ainsworth or a Guarantor to a Wholly Owned Restricted Subsidiary of Ainsworth must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Ainsworth, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth; will be deemed, in each case, to constitute an incurrence of such Indebtedness or issuance of Disqualified Stock or preferred stock by Ainsworth or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(8) the guarantee by Ainsworth or any of the Guarantors of Indebtedness of Ainsworth or a Guarantor of Ainsworth that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Ainsworth as accrued;

(10) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness in respect of statutory obligations, bid, performance, surety and appeal bonds and trade and standby letters of credit, in each case entered into in the ordinary course of business and consistent with past practice;

(11) Indebtedness of Ainsworth or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Equity Interests, in accordance with the provisions of the indenture;

(12) the incurrence by Ainsworth, any Restricted Subsidiary or the High Level Project, in connection with it becoming a Restricted Subsidiary, of Indebtedness to fund the purchase by Ainsworth or a Restricted Subsidiary of Grant’s interest in the High Level Project, provided that such Indebtedness is with recourse solely to the assets of the High Level Project;

(13) the incurrence by Ainsworth or any of its Restricted Subsidiaries of additional secured Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed US$125.0 million; and

(14) the incurrence by Ainsworth or any of its Restricted Subsidiaries of additional unsecured Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed US$75.0 million.

Ainsworth will not, and will not permit any Guarantor to, incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that Indebtedness of Ainsworth or a Guarantor will not be deemed to be contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Ainsworth will be permitted to classify such item of Indebtedness or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which the Notes are first issued and authenticated under the indenture will be deemed to have been incurred pursuant to the category of Permitted Indebtedness described in clause (1) above.

Liens

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired other than Permitted Liens, unless it has made or will make effective provision whereby the Notes or any Subsidiary Guarantee will be secured by such Lien equally and ratably with (or, if such other Indebtedness constitutes subordinated Indebtedness, prior to) all other Indebtedness of Ainsworth or any Restricted Subsidiary secured by such Lien for so long as such other Indebtedness is secured by such Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Ainsworth or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Ainsworth or any of its Restricted Subsidiaries;

(2) make loans or advances to Ainsworth or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Ainsworth or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities (provided that, with respect to Credit Facilities, such encumbrances and restrictions are not materially more restrictive, taken as a whole, than customary provisions in comparable financings) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such instrument are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreement on the Issue Date or in such Credit Facilities;

(2) the indenture, the Notes and any Subsidiary Guarantee or any other instrument governing debt securities of Ainsworth incurred in compliance with the covenant titled “— Incurrence of Indebtedness and

Issuance of Preferred Stock” that are no more restrictive, taken as a whole, than those contained in the indenture, the Notes and any Subsidiary Guarantee;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Ainsworth or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases entered into in the ordinary course of business;

(6) purchase money obligations and Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(11) restrictions contained in agreements between Grant and Ainsworth or a Restricted Subsidiary with respect to the High Level Project, as extended, amended, restated, modified or replaced from time to time on terms that are no more restrictive, taken as a whole, than those contained in such agreements as of the Issue Date; and

(12) provisions with respect to the disposition or distribution of assets or property in Permitted Joint Venture agreements.

Merger, Amalgamation, Consolidation or Sale of Assets

Ainsworth may not, directly or indirectly: (1) consolidate, amalgamate with or merge with or into another Person (whether or not Ainsworth is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Ainsworth is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of the obligations of Ainsworth under the Notes and the indenture pursuant to agreements reasonably satisfactory to the Trustee; and

(3) immediately after such transaction no Default or Event of Default exists.

In addition, Ainsworth may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Amalgamation, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Ainsworth and any of its Wholly Owned Restricted Subsidiaries, provided that the surviving entity of any transaction involving Ainsworth shall be a corporation or partnership organized and existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Ainsworth may designate any Restricted Subsidiary of Ainsworth to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Ainsworth and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person; and

(2) Ainsworth delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States stating that such Affiliate Transaction is on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated person.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) compensation, employment or indemnification agreements or arrangements (including stock options) entered into by Ainsworth or any of its Restricted Subsidiaries in the ordinary course of business of Ainsworth or such Restricted Subsidiary;

(2) transactions between or among Ainsworth and/or its Restricted Subsidiaries; provided that any transaction with a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be in the ordinary course of business and on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;

(3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Ainsworth;

(4) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Ainsworth;

(5) Permitted Investments or Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”;

(6) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;

(7) transactions undertaken pursuant to contractual obligations in existence on the Issue Date and disclosed in this Circular, as extended, renewed, amended, restated, modified or replaced from time to time on terms no less favourable, taken as a whole, to Ainsworth or the relevant Restricted Subsidiary than such contractual obligations in existence on such date;

(8) transactions between or among Ainsworth and/or its Restricted Subsidiaries and Grant relating to the High Level Project in the ordinary course of business of Ainsworth or any such Restricted Subsidiary and on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;

(9) any purchase or sale by Ainsworth made pursuant to the Buy/Sell Option or the Right of First Refusal; and

(10) transactions between or among Ainsworth and/or its Restricted Subsidiaries and a Permitted Joint Venture on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person.

Additional Subsidiary Guarantees

If (i) Ainsworth or any of its Restricted Subsidiaries acquires or creates another North American Restricted Subsidiary, other than a Non-Guarantor Restricted Subsidiary, after the Issue Date or (ii) the aggregate amount of assets held by all Non-Guarantor Restricted Subsidiaries exceeds US$3.0 million, then that newly acquired or created Subsidiary, in the case of clause (i), will become a Guarantor, and in the case of clause (ii), such of the Non-Guarantor Restricted Subsidiaries will become a Guarantor as is necessary so that after giving effect to the issuance of such guarantees, the remaining Non-Guarantor Restricted Subsidiaries will have aggregate assets of less than US$3.0 million. In each case, such Restricted Subsidiary shall execute a supplemental indenture and a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the Trustee within 10 Business Days of the date on which it was acquired or created, or required to become a Guarantor, as the case may be, provided, however, that all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries will not have to comply with the requirements of this covenant.

Limitation on Guarantees by Restricted Subsidiaries

If any Restricted Subsidiary of Ainsworth that is not a Guarantor directly or indirectly Guarantees the payment of any Indebtedness of Ainsworth or a Subsidiary of Ainsworth that is a Guarantor, that Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the Trustee within 10 Business Days of the date on which it entered into such Guarantee. If the Restricted Subsidiary is released from its Guarantee of such other Indebtedness of Ainsworth, it will automatically be released from its obligations as a Guarantor.

Payments for Consent

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid to all Holders and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

So long as any Notes are outstanding:

(1) if Ainsworth is subject to the reporting requirements under the securities laws of Canada or any province thereof (“Canadian Securities Laws”) and is required to file information with one or more securities commissions in Canada (the “Canadian Commissions”), Ainsworth will furnish to holders of the Notes (and beneficial owners of the Notes, to the extent not otherwise available on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR), within 15 days after the due date prescribed by the Canadian Securities Laws:

(a) all quarterly and annual financial information and reports that Ainsworth is required to file with the Canadian Commissions under applicable Canadian Securities Laws; and

(b) all material change reports (other than confidential material change reports) that Ainsworth is required to file with the Canadian Commissions under applicable Canadian Securities Laws; and

will hold a quarterly conference call to discuss the quarterly and annual information in the foregoing reports no later than five Business Days from the release thereof; and

(2) if Ainsworth is not subject to the reporting requirements under Canadian Securities Laws or is otherwise not required to file information with the Canadian Commissions, Ainsworth will (i) furnish to the Holders, and, upon request, to beneficial owners of the Notes a copy of all of the financial information and reports referred to in subclauses (a) and (b) of clause (1) above (the “Financial Reports”) within 15 days after the date such information and reports would be due if Ainsworth were subject to the reporting requirements under Canadian Securities Laws; (ii) hold a quarterly conference call to discuss the quarterly and annual information contained in the Financial Reports no later than five Business Days from the time Ainsworth furnishes such information to the Holders; (iii) no fewer than three Business Days prior to the date of the conference call required to be held in accordance with clause (ii) above, issue a press release to the appropriate wire services for broad dissemination in the United States and Canada announcing the time and date of such conference call and directing the beneficial owners of the Notes, prospective investors and securities analysts to contact the investor relations office of Ainsworth to obtain the Financial Reports and information on how to access such conference call; and (iv) either (x) maintain an unrestricted public website on which the Financial Reports and conference call access details are posted; (y) maintain a non- public website to which beneficial owners of the Notes, prospective investors and securities analysts are given access and to which the Financial Reports and conference call access details are posted or (z) distribute via electronic mail such Financial Reports and conference call details to beneficial owners of the Notes, prospective investors and securities analysts who request to receive such distributions.

Ainsworth will agree to use its commercially reasonable efforts to remain a reporting issuer, within the meaning of applicable Canadian Securities Laws, in good standing in a jurisdiction of Canada until at least December 31, 2010.

In addition, Ainsworth will agree that, for so long as any Notes remain outstanding, it will furnish to holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by Ainsworth or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Offers to Repurchase by Ainsworth — Change of Control”, “— Offers to Repurchase by Ainsworth — Asset Sales”, or “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets”;

(4) failure by Ainsworth or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ainsworth or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Ainsworth or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its expressed maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$10.0 million or more;

(6) failure by Ainsworth or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that Ainsworth or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Ainsworth or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Ainsworth, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Ainsworth with the intention of avoiding payment of the premium that Ainsworth would have had to pay if Ainsworth then had elected to redeem the Notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

Ainsworth is required to deliver to the Trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Ainsworth is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Ainsworth or any Guarantor, as such, will have any liability for any obligations of Ainsworth or the Guarantors under the Notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Ainsworth may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to below;

(2) Ainsworth’s obligations with respect to the Notes concerning issuing temporary Notes, issuing replacement Notes for mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Ainsworth’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Ainsworth may, at its option and at any time, elect to have the obligations of Ainsworth and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Ainsworth must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Ainsworth must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Ainsworth must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Ainsworth has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Ainsworth must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) in the case of Legal Defeasance or Covenant Defeasance, Ainsworth must deliver to the Trustee an opinion of counsel in Canada reasonably acceptable to the Trustee to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the Trustee);

(5) no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Ainsworth or any of its Subsidiaries is a party or by which Ainsworth or any of its Subsidiaries is bound;

(7) Ainsworth must deliver to the Trustee an officers’ certificate stating that the deposit was not made by Ainsworth with the intent of preferring the Holders over the other creditors of Ainsworth with the intent of defeating, hindering, delaying or defrauding creditors of Ainsworth or others; and

(8) Ainsworth must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

(3) reduce the rate of or change the time for payment of interest on any Note, including Additional Amounts;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest or premium, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder, Ainsworth, the Guarantors and the Trustee may amend or supplement the indenture, the Notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Ainsworth’s obligations to Holders in the case of a merger, amalgamation or consolidation or sale of all or substantially all of Ainsworth’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders or that in the good faith opinion of the Board of Directors of Ainsworth (evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the Trustee) does not adversely affect the legal rights under the indenture of any such Holder;

(5) to add a Guarantor;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the TIA; or

(7) to conform the text of the indenture, the Notes and any Subsidiary Guarantee to any provision of the “Description of the Notes” section of this Circular, to the extent such provision of the indenture, the Notes and any Subsidiary Guarantee was intended to conform verbatim to the text of such “Description of Notes” section.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Ainsworth, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Ainsworth or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Ainsworth or any Guarantor is a party or by which Ainsworth or any Guarantor is bound;

(3) Ainsworth or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Ainsworth has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, Ainsworth must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Ainsworth or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this Circular may obtain a copy of the indenture without charge by writing to Ainsworth Lumber Co. Ltd., Suite 3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3, Attention: Chief Financial Officer.

Governing Law

The indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.

Enforceability of Judgments

Since a substantial portion of the assets of Ainsworth, Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership is outside the United States, any judgment obtained in the United States against Ainsworth, or against Ainsworth Engineered Corp. or Ainsworth Engineered Canada Limited Partnership in respect of its respective Subsidiary Guarantee, including judgments with respect to the payment of principal of, premium, if any, or interest on, the Notes may not be collectible within the United States.

Ainsworth has been informed by its Canadian counsel, Blakes, Cassels & Graydon LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against Ainsworth or a Guarantor in a court of competent jurisdiction in such Province on any final and conclusive judgment in personam of any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) with respect to the indenture, the Notes or a Subsidiary Guarantee, that has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York and that is for a sum certain if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by Ainsworth, Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership in the indenture, or by a subsequent Guarantor in a supplemental indenture, to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia, for example because that would be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada), or the enforcement of such judgment would constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (3) there is no manifest error on the face of the judgment; and (4) the action to enforce such judgment is commenced within the applicable limitation period. Ainsworth has been advised by such counsel that they do not know of any reason under present laws of the Province of British Columbia and the federal laws of Canada applicable therein for avoiding enforcement of such judgments of New York Courts under the indenture, the Notes or a Subsidiary Guarantee, based upon public policy.

Consent to Jurisdictions and Service

Ainsworth, Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership have each appointed, and any other non-U.S. Guarantors will each appoint, CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to the indenture, the Notes or the Subsidiary Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and each of Ainsworth, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership and any other non-U.S. Guarantors will submit to such jurisdiction.

Book-Entry, Delivery and Form

Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of US$1.00 and integral multiples of US$1.00 in excess of US$1.00. Notes will be issued on the completion date of the Recapitalization.

The Notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”) and will be deposited with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee. The Global Notes (and any notes issued in exchange for the Global Notes), including beneficial interests in the Global Notes, will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear a legend regarding such restrictions on transfer.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “— Exchange of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes

A beneficial interest in a Global Note may not be exchanged for a Note in certificated form unless (i) DTC (x) notifies Ainsworth that it is unwilling or unable to continue as Depository for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) there shall have occurred and be continuing an Event of Default with respect to the Notes or (iii) a request for certificates has been made upon 60 days’ prior written notice given to the Trustee in accordance with DTC’s customary procedures and a copy of such notice has been received by Ainsworth from the Trustee. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures). Any certificated Notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected only through the DTC Deposit/Withdrawal at Custodian system and an appropriate adjustment will be made in the records of the security register to reflect a decrease in the principal amount of the Global Note.

Global Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Ainsworth and the Guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

Upon the issuance of the Global Notes, DTC will credit, on its internal system, the principal amount of the individual beneficial interests represented by a Global Note to the applicable accounts of participants who maintain accounts with DTC (“participants”). Ownership or beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants).

As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such Global Note for all purposes under the indenture and the Notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Notes for Certificated Notes,” owners of beneficial interests in a Global Note will not be entitled to have portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Notes presented thereby) under the indenture or the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the indenture referred to herein and, if applicable, those of Euroclear and Clearstream). In the event that owners of beneficial interests in a Global Note become entitled to receive Notes in definitive form, such Notes will be issued only in registered form in denominations of US$1.00 and integral multiples thereof.

Investors may hold their interests in certain Global Notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems or through organizations other than Clearstream and Euroclear that are participants in the DTC system. Clearstream and Euroclear will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. Investors may also hold their interests in the certain Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Clearstream may also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Ainsworth, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Except for trades involving only Euroclear or Clearstream, beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Ainsworth expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Notes as shown on the records of DTC or its nominee. Ainsworth also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described above, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, and its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised Ainsworth that it will take any action permitted to be taken by a Holder only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined above) under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its participants.

DTC has advised Ainsworth as follows: DTC is

•	a limited purpose trust company organized under the laws of the State of New York,

•	a “banking organization” within the meaning of New York Banking law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Ainsworth, the Guarantors, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Same-Day Settlement and Payment

Ainsworth will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest, other than PIK Interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Ainsworth will make all payments of principal, interest (other than PIK Interest), and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Company will evidence its obligations to make any payments of PIK Interest in respect of Notes represented by Global Notes by increasing the principal amount of such Global Notes for the benefit of the accounts of Participants specified by DTC or its nominee. The Company will evidence its obligations to make any payments of PIK Interest in respect of Notes represented by Certificated Notes by issuing PIK Notes in the form of Certificated Notes and delivering them to Holders. See “Description of the Notes — Principal, Maturity and Interest.” The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Ainsworth expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness’’ means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices, but excluding the Equity Interests or other Investments in Unrestricted Subsidiaries; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Ainsworth and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Offers to Repurchase by Ainsworth — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Ainsworth’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries other than directors’ qualifying shares.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $2.5 million;

(2) a transfer of assets between or among Ainsworth and its Wholly Owned Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Ainsworth or to a Wholly Owned Restricted Subsidiary;

(4) the sale or other disposition of cash or Cash Equivalents, or the sale of accounts receivable in the ordinary course of business or in connection with the compromise, settlement or collection thereof;

(5) the disposition of surplus, obsolete, discontinued or worn-out equipment or other assets no longer used in the ongoing business of Ainsworth and its Restricted Subsidiaries; and

(6) a sale or other disposition that immediately results in a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Assets Held for Sale” means

(1) the lands associated with the Savona facility;

(2) the Lillooet manufacturing facility and associated real property interests and forest licenses;

(3) the Quesnel forest license;

(4) the lands and manufacturing facilities associated with the Abbotsford mill site; and

(5) the Barwick tap line.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with Canadian GAAP.

“Bank of Montreal Facility” means the $50 million commercial letter of credit/guarantee facility for trade and other creditors, the US$2.5 million foreign exchange and futures contract facility for currency risk relating to sales and accounts receivable and the $1.5 million corporate credit card facility, in each case between Ainsworth and Bank of Montreal.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 85% of the face amount of all accounts receivable owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 90 days past due; plus

(2) 65% of the book value of all inventory owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, all calculated on a consolidated basis and in accordance with Canadian GAAP.

“Buy/Sell Option” means a compulsory offer to purchase or sell an interest in the High Level Project made pursuant to the High Level Memorandum of Agreement or similar or replacement documents relating to the High Level Project.

“Canadian GAAP” means, as of any date of determination, generally accepted accounting principles in Canada and which are applicable as of any date of determination.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with Canadian GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars or Canadian dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or the Canadian government or any agency or instrumentality of the United States government or the Canadian government (provided that the full faith and credit of the United States or Canada, as applicable, is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or U.S. or Canadian commercial bank having capital and surplus in excess of US$500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of Ainsworth;

(3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of at least 50% of the total voting power of Voting Stock of Ainsworth;

(4) any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than Permitted Holders, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of Ainsworth such that such nominees, when added to any existing director remaining on the Board of Directors of Ainsworth after such election who was a nominee of or is an Affiliate or Related Person of such person, will constitute a majority of the Board of Directors of Ainsworth; or

(5) Ainsworth consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, Ainsworth, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ainsworth or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with Canadian GAAP; provided that, if the consolidated financial statements of Ainsworth include a minority interest, the amounts in the foregoing clauses (1) to (4) shall be calculated net of any such amounts included in determining the minority interest.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Ainsworth will be added to

Consolidated Net Income to compute Consolidated Cash Flow of Ainsworth only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Ainsworth by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with Canadian GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4) the cumulative effect of a change in accounting principles will be excluded.

“Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.

“Credit Facilities” means one or more debt facilities or commercial paper facilities (including the Existing Credit Facility), in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deutsche Bank Facility” means the Loan Agreement No. 1, dated as of September 7, 2006, among Ainsworth, Deutsche Bank Luxembourg, S.A., as lender, and Deutsche Bank Aktiengesellschaft, Frankfurt am Main, as Agent and Arranger, together with its successors and assigns in such capacity, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Disqualified Stock” means any Capital Stock of Ainsworth that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Ainsworth to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ainsworth may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excluded Contribution” means the cash or Cash Equivalents or other assets (valued at their fair market value as determined in good faith by the senior management or Board of Directors of Ainsworth) received by Ainsworth after the Issue Date from:

(1) contributions to its Capital Stock, and

(2) the sale (other than to a Subsidiary of Ainsworth or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Ainsworth or any Subsidiary, to the extent such sale to such equity, stock option or other plan is financed by loans from or guaranteed by, Ainsworth or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of Ainsworth, in each case designated as Excluded Contributions pursuant to an officers’ certificate on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which shall include a statement of the identified use of the proceeds of such Excluded Contributions.

“Existing Credit Facility” means the Credit Facility evidenced by that certain Credit and Guaranty Agreement, dated as of June 26, 2007 (as amended, amended and restated, supplemented or otherwise modified from time to time), among Ainsworth, the Guarantors, various lenders from time to time party thereto, Goldman Sachs Credit Partners L.P., as Sole Lead Arranger, Sole Bookrunner and Syndication Agent, and Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, together with its successors and assigns in such capacity.

“Existing Indebtedness” means the Indebtedness of Ainsworth and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid, other than Indebtedness outstanding under the Credit Facilities and the Notes. Without limitation, the Deutsche Bank Facility, the Merrill Lynch Facility, the Bank of Montreal Facility and the GE Capital Lease shall be deemed to be Existing Indebtedness.

“Fixed Charges” means, with respect to any specified Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under Canadian GAAP) paid, accrued or scheduled to be paid or accrued during such period; plus

(5) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Ainsworth (other than Disqualified Stock) or to Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with Canadian GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamation or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the 1933 Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with Canadian GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with Canadian GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) the consolidated interest expense of the specified Person and its Restricted Subsidiaries attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account Hedging Obligations applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“GE Capital Lease” means the aircraft lease agreement, dated as of September 28, 2006, between GE Canada Leasing Services Company, as lessor, and Ainsworth, as lessee.

“Grant” means Grant Forest Products Inc., an Ontario corporation, any other Person or Persons who replace Grant and become co-owners of the High Level Project, any successor entity thereto, and any Affiliate thereof.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices or interest rates.

“High Level Memorandum of Agreement” means the memorandum of agreement, dated as of December 9, 1999, between Ainsworth and Grant Forest Products Corp., relating to the High Level Project.

“High Level Project” means the oriented strand board facility, jointly owned by Ainsworth, or its successor in interest, and Grant, or its successor in interest, located near High Level, Alberta, together with the Capital Stock of Footner Forest Products Ltd. and all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility pursuant to a deciduous timber allocation issued by the government of Alberta.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with Canadian GAAP; provided, however, that Indebtedness shall not include obligations of any Person (i) arising from the honouring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 15 days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) under stand-by letters of credit to the extent collateralized by cash or cash equivalents. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with Canadian GAAP, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to customers of such Person. If Ainsworth or any Subsidiary of Ainsworth sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Ainsworth such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Ainsworth, Ainsworth will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Ainsworth or any Subsidiary of Ainsworth of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ainsworth or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Issue Date” means the date of original issuance of the Notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, hypothec, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Merrill Lynch Facility” means the Credit Agreement, dated as of September 29, 2006, among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., as agent under the Merrill Lynch Facility, together with its successors and assigns in such capacity, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with Canadian GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means, with respect to any Asset Sale, the aggregate cash proceeds or Cash Equivalents received by Ainsworth or any of its Restricted Subsidiaries (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale (other than as described under paragraph (b) under the caption, “Offers to Repurchase by Ainsworth — Asset Sales”) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with Canadian GAAP.

“Non-Guarantor Restricted Subsidiaries” means any North American Restricted Subsidiaries that collectively do not have total assets in excess of US$3.0 million, and which are designated by the Board of Directors of Ainsworth as evidenced by a resolution of the Board of Directors delivered to the Trustee.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Ainsworth nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Ainsworth or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Ainsworth or any of its Restricted Subsidiaries;

except for any limited recourse guarantee solely for the purpose of supporting the pledge by Ainsworth or any of its Restricted Subsidiaries of the Equity Interests of any Unrestricted Subsidiaries.

“North American Restricted Subsidiary” means any Restricted Subsidiary of Ainsworth that was formed under the laws of the United States or any state of the United States or the District of Columbia or under the laws of Canada or any province or territory thereof.

“Obligations” means with respect to any Indebtedness of any Person (collectively, without duplication):

(1) all debt, financial liabilities and obligations of such Person of whatsoever nature and howsoever evidenced (including principal, interest, fees, reimbursement obligations, cash cover obligations, penalties, indemnities and legal and other expenses, whether due after acceleration or otherwise) to the providers or holders of such Indebtedness or to any agent, trustee or other representative of such providers or holders of such Indebtedness under or pursuant to each agreement, document or instrument evidencing, securing, guaranteeing or relating to such Indebtedness, financial liabilities or obligations relating to such Indebtedness, in each case, direct or indirect, primary or secondary, fixed or contingent, now or hereafter arising out of or relating to any such agreement, document or instrument; and

(2) the costs and expenses of collection and enforcement of the obligations referred to in clause (1) including reasonable attorneys’ fees, expenses and court costs.

“Permitted Business” means any business that derives a majority of its revenues from the businesses engaged in by Ainsworth and its Restricted Subsidiaries on the Issue Date and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which Ainsworth and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Holders” means each of HBK Master Fund L.P., Tricap Partners II L.P., Barclays Bank PLC and each of their respective Related Funds.

“Permitted Investments” means:

(1) any Investment in Ainsworth or in a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by Ainsworth or any Guarantor in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Ainsworth or a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”;

(5) any acquisition of assets, Capital Stock or other securities solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ainsworth;

(6) any Investments by Ainsworth or a Restricted Subsidiary received in compromise of claims, settlements of debts or disputes or satisfaction of judgments relating to obligations payable to Ainsworth or such Restricted Subsidiary, as the case may be, in its capacity as trade creditor or from customers, which obligations were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations in the ordinary course of business and not for speculative purposes;

(8) Investments made with Excluded Contributions;

(9) an Investment by Ainsworth or any Restricted Subsidiary in a Permitted Joint Venture; provided that the aggregate amount of all Investments made pursuant to this clause (8) does not exceed US$3.0 million at any one time outstanding; and

(10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) since the Issue Date, not to exceed $5.0 million.

“Permitted Joint Venture” means any joint venture arrangement created by Ainsworth or one of its Restricted Subsidiaries, the primary purpose of which is either to obtain fiber to supply the operations of Ainsworth or its Restricted Subsidiaries or to manufacture panel products, provided that Ainsworth and its Restricted Subsidiaries own an equity interest in such arrangement of at least 40% of the Equity Interests in such arrangement.

“Permitted Liens” means:

(1) Liens to secure Obligations in respect of Indebtedness permitted by clause (1) of the second paragraph of the covenant entitled “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” on the accounts receivable and inventories (including spare parts) of Ainsworth and its Restricted Subsidiaries, including the proceeds thereof and all money, securities and property of Ainsworth and its Restricted Subsidiaries and the proceeds thereof held by any lender of such indebtedness, and all related books and records and other intangibles evidencing such collateral;

(2) Liens in favour of Ainsworth or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with Ainsworth or any Restricted Subsidiary of Ainsworth; provided that such Liens were in existence prior to the contemplation of such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Ainsworth or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by Ainsworth or any Restricted Subsidiary of Ainsworth, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the Issue Date other than Liens permitted by clauses (1) and (6) of this definition;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with Canadian GAAP has been made therefor;

(9) Liens securing Hedging Obligations in the ordinary course of business and not for speculative purposes; provided that (a) such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation or (b) if such Hedging Obligations are with one or more parties to Credit Facilities, then secured by the same collateral as secures the applicable Credit Facilities;

(10) Liens on the Equity Interests of Unrestricted Subsidiaries or Permitted Joint Ventures securing Indebtedness of such Unrestricted Subsidiaries or Permitted Joint Ventures not otherwise prohibited by the indenture;

(11) Liens securing Obligations in respect of Permitted Refinancing Indebtedness incurred to refinance any secured Indebtedness; provided that the Liens securing such Permitted Refinancing Indebtedness are not extended to any additional assets or property;

(12) Liens to secure Indebtedness permitted by clause (12) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(13) Liens to secure Indebtedness permitted by clause (13) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(14) a general security agreement between Ainsworth, or its successor in interest, and Grant, or its successor in interest, securing the obligations of Ainsworth or its subsidiaries under the High Level Memorandum of Agreement or similar documents relating to the High Level Project; and

(15) Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Ainsworth or any Restricted Subsidiary of Ainsworth other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition.

“Permitted Refinancing Indebtedness” means any Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth (other than intercompany Indebtedness, Disqualified Stock or preferred stock); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends on the Indebtedness, Disqualified Stock or preferred stock and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or such Subsidiary Guarantee on terms at least as favourable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Ainsworth or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PIK Interest” means payment-in-kind interest at the rate of 5% per annum.

“PIK Notes” means additional Notes, issued pursuant to the indenture evidencing Ainsworth’s obligation to pay PIK Interest on the Notes.

“Purchase Money Indebtedness” means Indebtedness of Ainsworth and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Capital Stock) or equipment.

“Rating Agencies” means (i) Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) or (ii) if S&P or Moody’s or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Ainsworth, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories (and any associated “+” or “−” designation): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (and any associated “1”, “2” or “3” designation): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

“Related Fund” means, with respect to any Person, an Affiliate of such Person that is a fund controlled by such Person.

“Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.

“Right of First Refusal” means the exercise by Ainsworth, or its successor in interest, of the right to acquire the interest of Grant, or its successor in interest, in the High Level Project pursuant to the right of first refusal option contained in the High Level Memorandum of Agreement or similar or replacement documents related to the High Level Project.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the 1933 Act, as such Regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of each Guarantor of Ainsworth’s payment obligations under the indenture and the Notes, executed pursuant to the terms of the indenture.

“Unrestricted Subsidiary” means any Subsidiary of Ainsworth that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Ainsworth or any Restricted Subsidiary of Ainsworth unless the terms of any such agreement, contract, arrangement or understanding are no less favourable to Ainsworth or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Ainsworth;

(3) is a Person with respect to which neither Ainsworth nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Ainsworth or any of its Restricted Subsidiaries; and

(5) has at least one director on its Board of Directors that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Ainsworth as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Ainsworth as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Ainsworth will be in default of such covenant. The Board of Directors of Ainsworth may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Ainsworth of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

EXHIBIT B TO BACKSTOP COMMITMENT LETTER
Additional Conditions
Capitalized term used but not defined herein have the meanings assigned to them in the Backstop Commitment Letter to which this Exhibit B is attached and of which it forms a part. The Commitments of the Backstop Parties set forth in the Backstop Commitment Letter are conditioned upon the satisfaction of, among other things, the conditions precedent summarized below prior to July 30, 2008.
(i)	The negotiation, execution and delivery of definitive agreements, and the satisfaction of all conditions to the effectiveness thereof, with respect to the offer, issuance and purchase of the New Notes, in each case subject to the satisfaction of each Initial Backstop Party and the Additional Noteholder Committee with the terms thereof, including, without limitation, the terms and disclosures of the New Notes offering memorandum and any similar offering document describing the offer of the New Notes, the indenture governing the terms of the New Notes, the purchase agreement pursuant to which the Backstop Parties purchase the New Notes, a restructuring support agreement (the “Support Agreement”) with consenting holders of Existing Notes, and the Company shall have entered into an arrangement agreement (including a plan of arrangement under the CBCA or the CCAA addressing the Restructuring (the “Plan of Arrangement”)) and each document, certificate and instrument relating to the Restructuring.

(ii)	Confirmation satisfactory to the Initial Backstop Parties that the Restructuring, the implementation of the Restructuring, the entering into and performance of all agreements relating to the Restructuring, and the issuance of and compliance with all orders, judgments, decrees and rulings of any applicable court, government agency, regulatory agency, or other applicable authority, will not create or give rise to any material adverse consequence for the Company or the Initial Backstop Parties except consequences known to the Initial Backstop Parties prior to the date hereof, including, without limitation, in relation to applicable tax laws or under or in relation to the Company’s material agreements or government rights or permits.

(iii)	All agreements, consents and other documents relating to the Restructuring shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee including, without limitation, the terms of the warrants and the indentures governing the warrants and the New Notes to be issued by the Company or any of its subsidiaries, consulting and severance and other agreements to be entered into with related persons, articles and by-laws of the Company and its subsidiaries, the arrangement agreement and other documents relating to any proceedings under the CBCA and BC Business Corporations Act (“BCA”), the plan of arrangement and other documents relating to proceedings under the CCAA, including without limitation the DIP Commitment Letter (as defined in the Support Agreement), any documents relating to proceedings under the US Bankruptcy Code, any circular issued by the Company or any of its subsidiaries regarding the Restructuring, and any documents relating to meetings of shareholders or creditors.

(iv)	The Companies shall be in compliance with all of their commitments and obligations under or in respect of the Support Agreement and all other agreements entered into with the Initial Backstop Parties including, without limitation, this Commitment Letter and the debtor-in-possession financing commitment letter, and all conditions precedent set out in such agreements and in the Plan of Arrangement shall have been fully satisfied and discharged or waived.

(v)	The Company’s existing financings shall have been amended (or consents shall have been received with respect thereto) pursuant to amendment documentation in form and substance satisfactory to each Initial Backstop Party, including (A) the Credit and Guaranty Agreement dated as of June 26, 2007, among the Company, certain of the Company’s subsidiaries, as guarantors, the lenders party thereto from time to time and Goldman Sachs Credit Partners, as administrative agent and collateral agent; (B) the Loan Agreement No. 1, dated as of September 7, 2006, among the Company, Deutsche Bank Luxembourg S.A., as lender and Deutsche Bank AG, as agent; and (C) the Credit Agreement, dated September 29, 2006, among the Company and Merrill Lynch Capital Canada Inc., as agent and lender.

(vi)	The Initial Backstop Parties shall be satisfied with the ownership structure and the shareholder arrangements of New Ainsworth and each of the guarantors, including, without limitation, the constituting documents of New Ainsworth and each of the guarantors and each agreement or instrument relating thereto.

(vii)	The entry of an order of the Supreme Court of British Columbia approving the Plan of Arrangement, and such order shall not have been stayed, rescinded or withdrawn and shall have become a final order in all respects and all orders made and judgments rendered by any applicable court of law, and all rulings and decrees of any applicable regulatory body, agent or official, shall be satisfactory to the Initial Backstop Parties including, without limitation, all court orders to be made in relation to proceedings under the CBCA or BCA, the CCAA or the US Bankruptcy Code, as applicable.

(viii)	The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened in any court or before an arbitrator or governmental authority that enjoins or impairs or could be reasonably expected to have a material adverse effect on, the Restructuring or the transactions contemplated by the Backstop Commitment Letter.

(ix)	New Ainsworth shall have issued, or shall concurrently issue, the Rollover Stock and the Additional Rollover Stock.

(x)	The receipt by the Initial Backstop Parties and the Additional Noteholder Committee of satisfactory and customary opinions of the Company’s legal counsel and certificates of officers of the Company with respect to matters relevant to the Restructuring including, without limitation, (a) confirmation that the Restructuring and related actions will not give rise to change of control, termination, forfeiture or other materially adverse obligations or consequences under or in relation to any of the Company’s or any of its subsidiaries’ material agreements, permits, licenses, tenures or other rights or interests, (b) a report on all registered security interests and liens against the Company or any of its subsidiaries or their property and assets, which report shall be reasonably satisfactory to the Initial Backstop Parties, and (c) other matters that are customary or standard in transactions of this kind or which may otherwise be requested by the Initial Backstop Parties or the Additional Noteholder Committee.

(xi)	The Company or New Ainsworth shall have paid all fees and expenses of the Initial Backstop Parties, including, without limitation, the fees set forth in the Backstop Commitment Letter and the Work Letter, including the reasonable documented fees and expenses of counsel.

(xii)	The representations and warranties under this Backstop Commitment Letter or any document related hereto shall be true and correct on the Closing Date.

(xiii)	No default or event of default shall have occurred and be continuing under this Backstop Commitment Letter or any document related hereto or the transactions contemplated hereby.

(xiv)	The Initial Backstop Parties shall have received all required “know your customer”, anti-money laundering rule and Patriot Act information.

(xv)	Compliance with all applicable laws, in all material respects, including Canadian, US and state securities laws, and receipt of all required regulatory approvals and consents.
To the extent any condition, term or provision of this Backstop Commitment Letter requires the consent, satisfaction or approval of the Initial Backstop Parties, the Initial Backstop Parties agree to the extent practicable that they will exercise their discretion with respect to such consent, satisfaction or approval in consultation with the Additional Noteholder Committee. Such right of consultation shall not confer any right of consent, satisfaction or approval upon the Additional Noteholder Committee except as otherwise agreed to herein.

EXHIBIT C TO BACKSTOP COMMITMENT LETTER
Form of Joinder To Backstop Commitment Letter
     This Joinder to the Backstop Commitment Letter (this “Joinder”) is made as of [                    ], 2008, by and among [                                        ] (the “Joining Backstop Party”) and the Initial Backstop Parties (as defined in the Backstop Commitment Letter (as defined below)) in consideration of the mutual covenants herein contained and benefits to be derived herefrom.
W I T N E S S E T H :
     WHEREAS, reference is made to a certain Backstop Commitment Letter dated as of June ___, 2008 (as amended, modified, supplemented or restated and in effect from time to time, the “Backstop Commitment Letter”), by and among the Initial Backstop Parties and Ainsworth Lumber Co. Ltd. (the “Company”). All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Backstop Commitment Letter;
     WHEREAS, the Joining Backstop Party desires to become a party to, and to be bound by the terms of, the Backstop Commitment Letter; and
     WHEREAS, pursuant to the terms of the Backstop Commitment Letter, in order for the Joining Backstop Party to become party to the Backstop Commitment Letter, the Joining Backstop Party is required to execute this Joinder;
     NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
     1. Joinder and Assumption of Obligations. Effective as of the date of this Joinder, the Joining Backstop Party hereby acknowledges that the Joining Backstop Party has received and reviewed a copy of the Backstop Commitment Letter, and acknowledges and agrees to:
          (a) join in the execution of, and become a party to, the Backstop Commitment Letter as an Additional Backstop Party thereunder, as indicated with its signature below;
          (b) subject to section (c) below, be bound by all agreements of the Backstop Parties under the Backstop Commitment Letter with the same force and effect as if such Joining Backstop Party was a signatory to the Backstop Commitment Letter and was expressly named as a party therein; and
          (c) assume all rights and interests and perform all applicable duties and obligations of the Backstop Parties under the Backstop Commitment Letter other than those expressed therein to be solely the rights, interests, duties and obligations of the Initial Backstop Parties.
     2. Ratification of Transaction Documents. Except as specifically amended by this Joinder, all of the terms and conditions of the Backstop Commitment Letter shall remain in full force and effect as in effect prior to the date hereof, without releasing any obligors thereon.

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     3. Acknowledgment. The Joining Backstop Party acknowledges and agrees that pursuant to the Backstop Commitment Letter it shall not be entitled to receive any of fees, expenses or other rights under Section III(a) or Section III(b)(ii) of the Backstop Commitment Letter.
     4. Miscellaneous.
          (a) This Joinder may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument.
          (b) This Joinder expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.
          (c) Any determination that any provision of this Joinder or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder.
          (d) The Joining Backstop Party represents and warrants that the Joining Backstop Party has consulted with independent legal counsel of its selection in connection with this Joinder and is not relying on any representations or warranties of any other Backstop Party or the Company or their respective counsel in entering into this Joinder.
          (e) THIS JOINDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE JOINING BACKSTOP PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE PROVISIONS OF THIS JOINDER AND IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE PARTIES HERETO HEREBY WAIVE ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HERETO HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS JOINDER.
[SIGNATURE PAGES FOLLOW]

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     IN WITNESS WHEREOF, each of the undersigned has caused this Joinder to be duly executed and delivered by its proper and duly authorized officer as of the date set forth below.

[JOINING BACKSTOP PARTY]:
By:
Name:
Title:

Accepted and agreed to as of the
date first above written:
INITIAL BACKSTOP PARTIES:
HBK Master Fund L.P.
By:
       Name:
       Title:
Barclays Bank PLC
By:
       Name:
       Title:
Tricap Partners II L.P.
By:
       Name:
       Title:

Document 3

June 16, 2008
CONFIDENTIAL
D. Allen Ainsworth
Suite 3194 Bentall 4
1055 Dunsmuir Street
Vancouver, BC V7X 1L3
Dear Sir:
Re:     Ainsworth Lumber Co. Ltd.
We understand that you (the “Shareholder”) are the beneficial owner of, or exercise control or direction over, 2,757,186 common shares (the “Presently Held Shares”) of Ainsworth Lumber Co. Ltd. (“Ainsworth”).
Ainsworth is proposing to give effect to a recapitalization transaction, the key steps of which are described in the term sheet (the “Term Sheet”) attached hereto as Schedule “A” (the "Recapitalization”). It is presently contemplated that, in connection with the Recapitalization, Ainsworth will transfer by way of continuance (the “Continuance”) from the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) into the jurisdiction of Canada under the Canada Business Corporations Act and will, at the first meeting of shareholders following the Continuance, complete all steps ancillary to the Continuance, including the confirmation of by-laws and election of directions (collectively, the “Ancillary Matters”). Following the Continuance and the approval of the Ancillary Matters, Ainsworth intends to give effect to the Recapitalization pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”).
While the Recapitalization could be completed under the Companies Creditors’ Arrangement Act (“CCAA”) without the need for any approval of the shareholders of the Company, in order to give effect to the Continuance, the Ancillary Matters and the Arrangement as presently constituted, it will be necessary for Ainsworth to obtain the approval of Shareholders of Ainsworth. The Company believes that it would be advantageous to its stakeholders generally, and the hundreds of its employees, customers and suppliers, for the Recapitalization to be implemented without resort to the CCAA if possible.
1. Agreement to Vote
1.1 The Shareholder agrees to support the Continuance, the Ancillary Matters and the Arrangement and to vote or cause to be voted the Subject Securities (as defined below) in favour of the Continuance, the Ancillary Matters and the Arrangement at any meetings of the holders of common shares of Ainsworth (“Ainsworth Shares”) to be called to approve the Continuance, the Ancillary Matters and the Arrangement (the “Meetings") or any adjournments thereof, and, in the case of Subject Securities voted by proxy, to submit the proxy for such Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement and provide a copy thereof to Ainsworth at least five business days prior to the date of the Meeting. For the purposes hereof, “Subject Securities” means all of the Ainsworth Shares that are Presently Held Securities and any additional Ainsworth Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over.

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2. Representations, Warranties and Covenants of the Shareholder
2.1 The Shareholder represents and warrants to Ainsworth, and acknowledges that Ainsworth is relying upon such representations and warranties in entering into this agreement (“Agreement”) that:
(a)	this agreement has been duly executed and delivered by the Shareholder and assuming the due execution and delivery of this Agreement by Ainsworth, this Agreement is a legal, valid and binding obligation of the Shareholder enforceable by Ainsworth against the Shareholder in accordance with its terms (subject to the limitation that the enforceability of any waiver of statutory rights may be limited by applicable law);

(b)	the Shareholder has conducted its own analysis in relation to this Agreement, made its own decision to enter into this Agreement, obtained such independent advice in this regard as it deemed appropriate, and not relied in such analysis or decision on any person other than its own independent advisors;

(c)	neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:
(i)	result in a breach of, or constitute a default (or an event which upon notice or lapse of time or both would become a default) or give rise to any third party right of purchase or right of first refusal under any provision of the constating documents of the Shareholder or any terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties or assets may be bound;

(ii)	require on the part of the Shareholder any filing with or permit, authorization, consent or approval of any governmental entity or any other person or entity;
(d)	there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any governmental entity, or to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any governmental entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions that are contemplated by this agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this agreement;

(e)	the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of its Subject Securities or entered into any voting trust, pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind of its Subject Securities, except those which are no longer of any force or effect;

(f)	the Shareholder is the legal and beneficial owner and holder of, and exercises control or direction over, the Presently Held Securities and, for greater certainty, owns the Presently

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Held Securities for its own benefit and not for the benefit of any other person, and not as nominee, agent or other representative of any other person; and

(g)	the Presently Held Securities represent all of the Ainsworth Shares beneficially owned or over which the Shareholder exercises control or direction and the Shareholder does not hold any other rights to acquire any Ainsworth Shares.
The foregoing representations and warranties will be true and correct on the date hereof, the date of the Meetings and the date of completion of the Arrangement.
2.2 The Shareholder covenants and agrees with Ainsworth that the Shareholder will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly take any action that might reasonably be expected to reduce the likelihood of success of the Continuance, the Ancillary Matters or the Arrangement.
2.3 The Shareholder covenants and agrees that, from and after the effective time of the Arrangement, Ainsworth and any and all of its subsidiaries, affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the effective time of the Arrangement relating to, arising out of or in connection with the Recapitalization, the Continuance, the Ancillary Matters, the Arrangement, the Subject Securities, the business and affairs of Ainsworth and its respective subsidiaries and affiliates and any matters relating to the Recapitalization, the Continuance, the Ancillary Matters or the Arrangement; provided that nothing in this paragraph will release or discharge Ainsworth from or in respect of its obligations to the Shareholder under the Arrangement.
2.4 The Shareholder covenants and agrees with Ainsworth that so long as the Shareholder is required to vote the Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement hereunder, that:
(a)	except as contemplated herein, it shall not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in or lend any of the Subject Securities or enter into any agreement, arrangement or understanding in connection therewith; and

(b)	except as contemplated in this Agreement, it shall not grant any proxies or powers of attorney or attorney in fact, or deposit the Subject Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Subject Securities.
2.5 The Shareholder agrees:
(a)	to the details of this Agreement being set out in any information circular produced by Ainsworth and delivered to the holders of securities of Ainsworth in connection with the Recapitalization;

(b)	to this Agreement being available for inspection to the extent required by law;

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(c)	that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by the Shareholder, Ainsworth will be entitled to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be exclusive remedies for any breach or threatened breach of this agreement by the Shareholder but will be in addition to all other remedies available at law or in equity to Ainsworth.
2.6 The Shareholder shall not, and hereby agrees not:
(a)	to exercise any dissent rights and waives any rights of appraisal, or rights to dissent, if any in respect of the Continuance, the Ancillary Matters or the Arrangement;

(b)	to commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Ainsworth or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement agreement or the consummation of the Recapitalization, or any other matter otherwise released pursuant to Section 2.3 hereof.
3. Representations and Warranties of Ainsworth
3.1 Ainsworth represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:
(a)	prior to the Continuance, Ainsworth is a company existing under the laws of the Province of British Columbia and after giving effect to the Continuance, Ainsworth will be a company existing under the laws of Canada;

(b)	it has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	upon the due execution and delivery of this agreement by the Shareholder, this Agreement is a legal, valid and binding obligation of Ainsworth enforceable by the Shareholder against Ainsworth in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(d)	the execution and delivery by Ainsworth of this Agreement and the performance by Ainsworth of its obligations hereunder will not result in a violation or breach of any provision of:
(i)	Ainsworth’s articles or by-laws; or

(ii)	any law, regulation, order, judgment or decrees applicable to Ainsworth, and, other than as set out in or contemplated by the agreement and/or the Term Sheet, no authorization, consent or approval of, or filing with, any public body or court of authority

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is necessary for the fulfillment by Ainsworth of its obligations in respect of the Arrangement.
The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the transactions contemplated by the Arrangement.
4. Termination
4.1 The obligations hereunder of the Shareholder and this agreement shall terminate at the option of the Shareholder upon written notice given by the Shareholder to Ainsworth:
(a)	on the “Effective Date” of the Arrangement, as defined in the Arrangement;

(b)	if Ainsworth is in default in any material respect of any covenant contained herein, or in the event that any of the representations and warranties of Ainsworth contained in this agreement is not true and correct in all material respects as of the date when made, and in case has not been cured within 5 business days notice thereof to Ainsworth; or

(c)	if that certain Support Agreement, dated as of June 13, 2008, by and among Ainsworth and certain of its subsidiaries, each of HBK Master Fund L.P., Barclays Bank PLC and Tricap Partners II L.P., and the other signatories thereto is terminated in accordance with the terms thereof and is no longer of any force and effect.
4.2 The obligations hereunder of Ainsworth and this Agreement shall terminate at the option of Ainsworth upon written notice given by Ainsworth to the Shareholder:
(a)	if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein are not true and correct in a material respect; or

(b)	if the agreement in respect of the Arrangement is terminated in accordance with its terms.
4.3 In the event of the termination of this Agreement as provided in Sections 4.1 and 4.2 above, this Agreement shall forthwith become void and shall be of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement by the Shareholder that occurs prior to such termination.
5. Change in the Nature of Transaction
5.1 In the event that the board of directors of Ainsworth determines to implement an alternative transaction structure or to pursue and implement a restructuring or recapitalization under the CCAA that (a) would provide Shareholders with a financial result equivalent to or better than, on an after tax basis, the Recapitalization and (b) is otherwise on terms and conditions no more onerous to the Shareholder than the Recapitalization (an “Alternative Transaction”), the Shareholder shall support the completion of such Alternative Transaction on the terms and subject to the conditions of this Agreement and, if the Alternative Transaction involves proceedings under the CCAA, the Shareholder shall not take any actions in or during such proceedings that would be inconsistent with or detrimental to the approval and implementation of the Alternative Transaction. In the event of any proposed Alternative Transaction, the references in this Agreement to the Recapitalization, the Continuance, the Ancillary Matters and the

6

Arrangement shall be and shall be deemed to have been made in the context of the Alternative Transaction.
6. Regulatory Approvals
6.1 The Shareholder covenants that the Shareholder shall, acting reasonably, co-operate with Ainsworth in obtaining all governmental and regulatory approvals required to permit Ainsworth to complete the Arrangement in accordance with its terms, as contemplated in the Agreement.
7. Public Disclosure
7.1 The Shareholder agrees not to make any public disclosure or announcement of or pertaining to this Agreement or the Arrangement nor to disclose that any discussions or negotiations are taking place in connection therewith, without the prior written consent of Ainsworth except as required by law.
8. Amendments and Assignment
8.1 This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.
9. Time
9.1 Time shall be of the essence of this Agreement.
10. Survival
10.1 The representations, warranties and covenants of the Shareholder and of Ainsworth herein shall survive the consummation of the Arrangement.
11. Successors and Assigns
11.1 This Agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholder, Ainsworth and their respective heirs, executors, legal personal representatives, successors and permitted assigns, as the case may be.
12. Notice
12.1 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:
(a)	in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b)	in the case of Ainsworth, to:
Ainsworth Lumber Co. Ltd.
Suite 3194 Bentall 4,
1055 Dunsmuir Street,
Vancouver, BC V7X 1L3

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Canada
Attention:     Robert Allen
Facsimile:     (604) 661-3261
with copies (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Attention:     Bill Sirett
Facsimile:     (604) 631-3371
or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.
13. General
13.1 All references to Ainsworth Shares herein shall include any shares into which the Ainsworth Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Ainsworth or otherwise.
13.2 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.
13.3 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
13.4 Ainsworth and the Shareholder agree to pay their own respective expenses incurred in connection with this Agreement and the transactions contemplated hereby.

14. Acceptance
14.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Ainsworth in the manner provided below. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,

Ainsworth Lumber Co. Ltd.

By:	/s/ Allen Ainsworth
Name: Allen Ainsworth
Title: President and Director

HBK Master Fund L.P.
By:	HBK Services LLC, Investment Advisor

By:	/s/ J. Baker Gentry, Jr.
Name: J. Baker Gentry, Jr.
Title: Authorized Signatory

Barclays Bank PLC

By:	/s/ Drew J. Doscher
Name: Drew J. Doscher
Title: Managing Director

Tricap Partners ii L.P.
By:	Tricap Partners GP L.P., its general partner
By:	Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name: Gary Franko
Title: Vice President
[Signature Page to Allen Ainsworth Support Agreement]

In consideration of your entering into of the Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this 16th day of June, 2008.

/s/ Allen Ainsworth
(Signature of Shareholder)

[ ]
Allen Ainsworth

2,757,186
(Number of Ainsworth Shares beneficially held or controlled)
[Signature Page to Allen Ainsworth Support Agreement]

SCHEDULE A
TERM SHEET
AINSWORTH LUMBER CO. LTD.
RECAPITALIZATION TERM SHEET
RE: Ainsworth Lumber Co. Ltd. (“Ainsworth” or the “Parent”) and certain of its subsidiaries (together with Parent, collectively, the “Companies”); and certain holders (the “Consenting Noteholders”), each being a holder of the following notes issued by the Companies: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, 2014(1) Notes, 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture,” and collectively, the “Indentures,” and all holders of Outstanding Notes being the “Noteholders”).
The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of the Companies and the issuance by the Parent of new unsecured notes in the aggregate principal amount of US$350,000,000 (the “New Notes”).
1. Recapitalization.
     The Noteholders’ claims against the Companies pursuant to the Outstanding Notes and the Indentures shall be restructured in accordance with the following transactions (collectively, the “Recapitalization”), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the “Plan”) to be filed pursuant to either (i) section 192 of the Canada Business Corporations Act (the “CBCA”) and approved and confirmed pursuant to a Court Order (the “Approval Order”); or, alternatively, (ii) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”), in each case in form and substance satisfactory to the Initial Backstop Parties (defined below):
(i)	the issuance (the “Recapitalized Equity Issuance”) of shares of new common stock, or, with respect to those Noteholders that would otherwise receive in excess of 24.9% of the Recapitalized Equity Issuance, cashless warrants for the purchase of new common stock for such amounts over 24.9% on terms satisfactory to the Initial Backstop Parties (the “Noteholder Warrants”) (“New Ainsworth Common Stock”), by the recapitalized Parent or a new successor public corporation (“New Ainsworth”);

(ii)	the cash payment of all unpaid but accrued interest in respect of the Outstanding Notes as at March 31, 2008;

(iii)	the irrevocable exchange and transfer of the Outstanding Notes and all of the Noteholders’ rights under the Outstanding Notes and the Indentures in exchange for the Noteholder Consideration (defined below);

(iv)	the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Outstanding Notes and the Indentures; and

(v)	the issuance of new warrants by New Ainsworth (the “Shareholder Warrants”) on the terms set out in Section 8.
     The record date for purposes of calculating the claims of all Noteholders shall be March 31, 2008 (the “Claims Record Date”). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the “Noteholders’ Claim Amount.” The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the “Noteholders’ Principal Claim Amount.” The record date for voting purposes shall be set by the Company as agreed to by the Initial Backstop Parties (defined below).
     The implementation of the Plan shall be subject to and conditional upon all required court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. The Parent shall use reasonable best efforts, in respect of matters provided for in this Term Sheet, (a) to file the Plan (i) if under the CBCA, on or before June 30, 2008 or (ii) under the CCAA, on or before July 31, 2008 and (b) to hold a Noteholder meeting and a Shareholder meeting (as applicable) (i) if under the CBCA, on or before July 28, 2008 and (ii) if under the CCAA, on or before August 31, 2008. The successful completion of the issuance of the New Ainsworth Common Stock, the Shareholder Warrants and the New Notes, and the reservation of the Warrant Shares (as defined below), shall be a condition precedent to the Plan.
2. Issuance of New Ainsworth Common Stock.
     Immediately before the effective time of the Plan, and as a condition precedent to the Plan, New Ainsworth shall: (i) issue a number of shares of New Ainsworth Common Stock, satisfactory to the Initial Backstop Parties, to replace all of its existing share capital (the “Existing Equity”); and (ii) reserve a sufficient number of additional shares of New Ainsworth Common Stock for issuance upon exercise of the Shareholder Warrants (the “Warrant Shares”). The Recapitalized Equity Issuance shall be allocated as set forth in Section 5 below.
3. Noteholder Consideration.
     The Noteholders shall receive the following consideration (the “Noteholder Consideration”) in satisfaction of their Notes:
(i)	their pro rata share, based on the total principal amount of Outstanding Notes (the “Pro Rata Share”), of new US$150,000,000 senior unsecured notes (the “New Rollover Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below);

(ii)	96% of the New Ainsworth Common Stock allocated in accordance with Section 5 below; and

(iii)	US$200,000,000 of senior unsecured notes (the “Additional Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below), to the extent Noteholders that are authorized under applicable securities laws (“Eligible Noteholders”) agree to subscribe for Additional Notes (“Subscribing Noteholders”).
4. Backstop Agreement.
     The Companies and each of HBK Master Fund L.P. (“HBK”), Tricap Partners II L.P. (“Tricap”), and Barclays Bank PLC (collectively, the “Initial Backstop Parties”) will execute that certain Backstop Commitment Letter, relating to the issuance of the Additional Notes in form substantially attached hereto as Annex 1 (the “Backstop Commitment Letter”). Additional parties may execute the Backstop Commitment Letter in accordance with the terms thereof (the “Additional Backstop Parties,” and together with the Initial Backstop Parties, the “Backstop Parties”) and such right to become an Additional Backstop Party shall be open to all Eligible Noteholders on a pro rata basis.
5. Allocation of New Ainsworth Common Stock.
     The shares of New Ainsworth Common Stock, upon the effective date of the Recapitalization (without giving effect to the issuance of the Shareholder Warrants but after giving effect to the exercise of the Noteholder Warrants), shall be allocated as follows:

(i) All Noteholders	46%

(ii) Subscribing Noteholders	35%

(iii) Backstop Parties	10%	(in consideration for providing the backstop, to be allocated in accordance with the terms of the Backstop Commitment Letter)

(iv) Initial Backstop Parties	5%	(to be allocated in accordance with the terms of the Backstop Commitment Letter)

(v) Existing Equity	4%
     No fractional shares or fractional Rollover Notes will be issued. The Companies shall use reasonable best efforts to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants. If, after reasonable best efforts, the Companies are unable to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants, the Companies shall use reasonable best efforts to obtain a listing for the New Ainsworth Common Stock and the Shareholder Warrants on a designated stock exchange within the meaning of the Income Tax Act (Canada).
6. Recovery to Existing Equity.
All Existing Equity (including, without limitation, any and all options, warrants, and other equity instruments and rights) will be cancelled. Existing Equity holders will receive their pro rata share (based on their equity holdings in Ainsworth prior to the restructuring) of (i) 4% New Ainsworth Common Stock, (ii) Shareholder Warrants and (iii) 30.2% of the net proceeds received by the Companies from the full and final determination of the Litigation (defined below) after the deduction of all costs and expenses incurred by or on behalf of the Companies in relation to the Litigation. Notwithstanding the foregoing, the Companies shall retain full and unmitigated discretion and authority regarding the Litigation including, without limitation, the timing and manner of its prosecution, selection of and instructions to legal counsel, evidence submitted in the Litigation, and all other matters in any way relating to the Litigation.
7. Treatment of Other Debt.
     Other than the Outstanding Notes, all of the Companies’ debt obligations (including, without limitation, debt obligations under (i) that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Companies, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P., (ii) that certain Credit Agreement, dated as of September 29, 2006, by and among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., and (iii) that certain Loan Agreement No. 1, dated as of September 7, 2006, by and among Ainsworth, Deutsche Bank Luxembourg S.A., and Deutsche Bank Aktiengesellschaft, and other equipment financings and capital leases) will remain in place on their current respective terms, unless refinanced or otherwise modified on terms acceptable to the Initial Backstop Parties.
8. Shareholder Warrants.
(i)	New Ainsworth shall issue warrants, for the purchase of New Ainsworth Common Stock, on a fully-exercised basis, to the holders of Existing Equity as additional consideration for their Existing Equity. The Shareholder Warrants shall be warrants (with a nil strike price) to purchase 8% of New Ainsworth Common Stock on a fully diluted basis, which warrants shall only be exercisable upon New Ainsworth achieving an equity market capitalization of US$1,200,000,000, and if such market capitalization is not met on or prior to the fifth anniversary of the Implementation Date, an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis. Each Shareholder Warrant shall be convertible into one share of New Ainsworth Common Stock.

(ii)	The Shareholder Warrants shall expire 5 years after the Implementation Date if not exercised. Upon a Change of Control, the Shareholder Warrant holders will receive the following:
(1) if the stock of the acquiring company (the “Acquiror”) is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is equal to or more than US$1,200,000,000, holders may exercise their Shareholder Warrants immediately prior to the closing of the transaction and, upon such closing, the New Ainsworth Common Stock each holder receives upon such exercise shall be exchanged for shares in the Acquiror;
(2) if the stock of the Acquiror is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is less than US$1,200,000,000,
(a) at the option of the Acquiror, holders will receive replacement warrants in the Acquirer, or
(b) if the Acquiror does not wish to issue replacement warrants, then, at the option of the holder, the holder may receive,

(y) a payment, which shall be, at the Acquiror’s option, in the form of either (A) cash or (B) shares in the Acquiror, in either case in an amount to be determined using Bloomberg’s barrier options model or such other options valuation model acceptable to New Ainsworth and the Initial Backstop Parties and assuming a volatility of 35% (the “Options Model”), or (z) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis; or
(3) if the stock of the Acquiror is not publicly-traded, at the option of the holder, (a) a cash payment to be determined using the Options Model or (b) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis.
For purposes of the Shareholder Warrants, a “Change of Control” shall mean the occurrence of any of the following:
(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);
(2) the adoption of a plan relating to the liquidation or dissolution of New Ainsworth;
(3) the consummation of any transaction (including, without limitation, any merger, amalgamation, consolidation or acquisition of Voting Stock) the result of which is that any “person” (as defined above in clause (1)), together with any affiliates or related persons thereof, other than the Initial Backstop Parties, becomes the beneficial owner, directly or indirectly, of, or exercises control or direction over, at least 50% of the total voting power of Voting Stock of New Ainsworth; or
(4) New Ainsworth consolidates or amalgamates with, or merges with or into, any person, or any person acquires, in one or more transactions, all of the outstanding Voting Stock of New Ainsworth, or consolidates or amalgamates with, or merges with or into, New Ainsworth, in any such event pursuant to a transaction in which any of the outstanding voting stock of New Ainsworth or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of New Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding             shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance).
(iii)	Standard anti-dilution provisions for securities of this type, including a reduction in the barrier price for extraordinary dividends outside of normal course. Normal course dividend policy to be agreed before the public launch of the Recapitalization.
9. Taxes.
     Ainsworth, in consultation with the legal and financial advisors to the Initial Backstop Parties, shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.

10. Implementation Date.
     The implementation date of the Recapitalization will be no later than, in the case of a proceeding under the CBCA, July 30, 2008, and in the case of a proceeding under the CCAA, September 30, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the “Implementation Date”).
11. Shareholder Agreement.
     New Ainsworth and the Initial Backstop Parties shall enter into that certain Shareholder Agreement in form substantially attached hereto as Annex 2 (the “Shareholder Agreement”).
12. Corporate Governance.
(i)	Until the first annual general meeting of New Ainsworth, the board of directors of New Ainsworth upon the Recapitalization becoming effective (the “New Board”) shall be comprised of seven (7) directors, one (1) of which will be nominated by the current Board of Directors, provided that such nominee is an independent director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee, five (5) of which will be acceptable to HBK and Tricap, and one (1) of which will be acceptable to the Additional Noteholder Committee.

(ii)	After the end of the initial term of the New Board, successive directors shall be nominated in accordance with the Shareholder Agreement during the term thereof and elected by the shareholders of New Ainsworth.
13. Consulting Agreement.
     Michael Ainsworth and Catherine Ainsworth (the “Ainsworth Consultants”) shall provide, pursuant to agreements in form and substance satisfactory to the Initial Backstop Parties, consulting services: (a) for a period of one year to assist in the transition of the business and, (b) in connection with the outstanding litigation claims of the Company against Potlatch Corporation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute (together referenced as the “Litigation”). Each of the Ainsworth Consultants shall receive compensation of US$500,000 for the above services.
14. Management Agreements.
     The Companies shall offer severance arrangements (upon terms satisfactory to the Initial Backstop Parties) for all senior executives (all of whom shall resign effective immediately upon implementation of the Recapitalization unless otherwise requested by the New Board) totaling US$8,000,000 in the aggregate, including the Ainsworth Consultants.
15. DIP Financing Participation.
     Additional lenders may join the DIP Commitment Letter in accordance with the terms thereof and such right to become a lender under the DIP Financing shall be open to all Consenting Noteholders that have joined the Support Agreement by June 20, 2008 on a pro rata basis.

16. Conditions to Recapitalization.
     The Recapitalization shall be subject to conditions mutually agreed upon by the Companies and the Initial Backstop Parties, including the following:
(i)	the Plan (which shall provide for, among other things, customary releases for the Trustee), any orders of the Court relating thereto, the new (or amended) articles, by-laws and other constituting documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to the Companies, the Initial Backstop Parties and the Additional Noteholder Committee, each acting reasonably;

(ii)	timely satisfaction by Ainsworth in all material respects of each obligation and condition referred to in this Term Sheet and in the Support Agreement; and

(iii)	successful approval of the Plan and the Approval Order or CCAA equivalent being in full force and effect and consummation of the transactions contemplated by the Plan.

Document 4

June 16, 2008
CONFIDENTIAL
Catherine E. Ainsworth
Suite 3194 Bentall 4
1055 Dunsmuir Street
Vancouver, BC V7X 1L3
Dear Mesdames:
Re: Ainsworth Lumber Co. Ltd.
We understand that you (the “Shareholder”) are the beneficial owner of, or exercise control or direction over, 3,169,291 common shares (the “Presently Held Shares”) of Ainsworth Lumber Co. Ltd. (“Ainsworth”).
Ainsworth is proposing to give effect to a recapitalization transaction, the key steps of which are described in the term sheet (the “Term Sheet”) attached hereto as Schedule “A” (the "Recapitalization”). It is presently contemplated that, in connection with the Recapitalization, Ainsworth will transfer by way of continuance (the “Continuance”) from the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) into the jurisdiction of Canada under the Canada Business Corporations Act and will, at the first meeting of shareholders following the Continuance, complete all steps ancillary to the Continuance, including the confirmation of by-laws and election of directions (collectively, the “Ancillary Matters”). Following the Continuance and the approval of the Ancillary Matters, Ainsworth intends to give effect to the Recapitalization pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”).
While the Recapitalization could be completed under the Companies Creditors’ Arrangement Act (“CCAA”) without the need for any approval of the shareholders of the Company, in order to give effect to the Continuance, the Ancillary Matters and the Arrangement as presently constituted, it will be necessary for Ainsworth to obtain the approval of Shareholders of Ainsworth. The Company believes that it would be advantageous to its stakeholders generally, and the hundreds of its employees, customers and suppliers, for the Recapitalization to be implemented without resort to the CCAA if possible.
1. Agreement to Vote
1.1 The Shareholder agrees to support the Continuance, the Ancillary Matters and the Arrangement and to vote or cause to be voted the Subject Securities (as defined below) in favour of the Continuance, the Ancillary Matters and the Arrangement at any meetings of the holders of common shares of Ainsworth (“Ainsworth Shares”) to be called to approve the Continuance, the Ancillary Matters and the Arrangement (the “Meetings") or any adjournments thereof, and, in the case of Subject Securities voted by proxy, to submit the proxy for such Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement and provide a copy thereof to Ainsworth at least five business days prior to the date of the Meeting. For the purposes hereof, “Subject Securities” means all of the Ainsworth Shares that are Presently Held Securities and any additional Ainsworth Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over.

2. Representations, Warranties and Covenants of the Shareholder
2.1 The Shareholder represents and warrants to Ainsworth, and acknowledges that Ainsworth is relying upon such representations and warranties in entering into this agreement (“Agreement”) that:
(a)	this agreement has been duly executed and delivered by the Shareholder and assuming the due execution and delivery of this Agreement by Ainsworth, this Agreement is a legal, valid and binding obligation of the Shareholder enforceable by Ainsworth against the Shareholder in accordance with its terms (subject to the limitation that the enforceability of any waiver of statutory rights may be limited by applicable law);

(b)	the Shareholder has conducted its own analysis in relation to this Agreement, made its own decision to enter into this Agreement, obtained such independent advice in this regard as it deemed appropriate, and not relied in such analysis or decision on any person other than its own independent advisors;

(c)	neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:
(i)	result in a breach of, or constitute a default (or an event which upon notice or lapse of time or both would become a default) or give rise to any third party right of purchase or right of first refusal under any provision of the constating documents of the Shareholder or any terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties or assets may be bound;

(ii)	require on the part of the Shareholder any filing with or permit, authorization, consent or approval of any governmental entity or any other person or entity;
(d)	there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any governmental entity, or to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any governmental entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions that are contemplated by this agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this agreement;

(e)	the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of its Subject Securities or entered into any voting trust, pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind of its Subject Securities, except those which are no longer of any force or effect;

(f)	the Shareholder is the legal and beneficial owner and holder of, and exercises control or direction over, the Presently Held Securities and, for greater certainty, owns the Presently

Held Securities for its own benefit and not for the benefit of any other person, and not as nominee, agent or other representative of any other person; and

(g)	the Presently Held Securities represent all of the Ainsworth Shares beneficially owned or over which the Shareholder exercises control or direction and the Shareholder does not hold any other rights to acquire any Ainsworth Shares.
The foregoing representations and warranties will be true and correct on the date hereof, the date of the Meetings and the date of completion of the Arrangement.
2.2 The Shareholder covenants and agrees with Ainsworth that the Shareholder will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly take any action that might reasonably be expected to reduce the likelihood of success of the Continuance, the Ancillary Matters or the Arrangement.
2.3 The Shareholder covenants and agrees that, from and after the effective time of the Arrangement, Ainsworth and any and all of its subsidiaries, affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the effective time of the Arrangement relating to, arising out of or in connection with the Recapitalization, the Continuance, the Ancillary Matters, the Arrangement, the Subject Securities, the business and affairs of Ainsworth and its respective subsidiaries and affiliates and any matters relating to the Recapitalization, the Continuance, the Ancillary Matters or the Arrangement; provided that nothing in this paragraph will release or discharge Ainsworth from or in respect of its obligations to the Shareholder under the Arrangement.
2.4 The Shareholder covenants and agrees with Ainsworth that so long as the Shareholder is required to vote the Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement hereunder, that:
(a)	except as contemplated herein, it shall not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in or lend any of the Subject Securities or enter into any agreement, arrangement or understanding in connection therewith; and

(b)	except as contemplated in this Agreement, it shall not grant any proxies or powers of attorney or attorney in fact, or deposit the Subject Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Subject Securities.
2.5 The Shareholder agrees:
(a)	to the details of this Agreement being set out in any information circular produced by Ainsworth and delivered to the holders of securities of Ainsworth in connection with the Recapitalization;

(b)	to this Agreement being available for inspection to the extent required by law;

(c)	that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by the Shareholder, Ainsworth will be entitled to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be exclusive remedies for any breach or threatened breach of this agreement by the Shareholder but will be in addition to all other remedies available at law or in equity to Ainsworth.
2.6 The Shareholder shall not, and hereby agrees not:
(a)	to exercise any dissent rights and waives any rights of appraisal, or rights to dissent, if any in respect of the Continuance, the Ancillary Matters or the Arrangement;

(b)	to commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Ainsworth or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement agreement or the consummation of the Recapitalization, or any other matter otherwise released pursuant to Section 2.3 hereof.
3. Representations and Warranties of Ainsworth
3.1 Ainsworth represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:
(a)	prior to the Continuance, Ainsworth is a company existing under the laws of the Province of British Columbia and after giving effect to the Continuance, Ainsworth will be a company existing under the laws of Canada;

(b)	it has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	upon the due execution and delivery of this agreement by the Shareholder, this Agreement is a legal, valid and binding obligation of Ainsworth enforceable by the Shareholder against Ainsworth in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(d)	the execution and delivery by Ainsworth of this Agreement and the performance by Ainsworth of its obligations hereunder will not result in a violation or breach of any provision of:
(i)	Ainsworth’s articles or by-laws; or

(ii)	any law, regulation, order, judgment or decrees applicable to Ainsworth, and, other than as set out in or contemplated by the agreement and/or the Term Sheet, no authorization, consent or approval of, or filing with, any public body or court of authority is necessary for the fulfillment by Ainsworth of its obligations in respect of the Arrangement.
The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the transactions contemplated by the Arrangement.
4. Termination
4.1 The obligations hereunder of the Shareholder and this agreement shall terminate at the option of the Shareholder upon written notice given by the Shareholder to Ainsworth:
(a)	on the “Effective Date” of the Arrangement, as defined in the Arrangement;

(b)	if Ainsworth is in default in any material respect of any covenant contained herein, or in the event that any of the representations and warranties of Ainsworth contained in this agreement is not true and correct in all material respects as of the date when made, and in case has not been cured within 5 business days notice thereof to Ainsworth; or

(c)	if that certain Support Agreement, dated as of June 13, 2008, by and among Ainsworth and certain of its subsidiaries, each of HBK Master Fund L.P., Barclays Bank PLC and Tricap Partners II L.P., and the other signatories thereto is terminated in accordance with the terms thereof and is no longer of any force and effect.
4.2 The obligations hereunder of Ainsworth and this Agreement shall terminate at the option of Ainsworth upon written notice given by Ainsworth to the Shareholder:
(a)	if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein are not true and correct in a material respect; or

(b)	if the agreement in respect of the Arrangement is terminated in accordance with its terms.
4.3 In the event of the termination of this Agreement as provided in Sections 4.1 and 4.2 above, this Agreement shall forthwith become void and shall be of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement by the Shareholder that occurs prior to such termination.
5. Change in the Nature of Transaction
5.1 In the event that the board of directors of Ainsworth determines to implement an alternative transaction structure or to pursue and implement a restructuring or recapitalization under the CCAA that (a) would provide Shareholders with a financial result equivalent to or better than, on an after tax basis, the Recapitalization and (b) is otherwise on terms and conditions no more onerous to the Shareholder than the Recapitalization (an “Alternative Transaction”), the Shareholder shall support the completion of such Alternative Transaction on the terms and subject to the conditions of this Agreement and, if the Alternative Transaction involves proceedings under the CCAA, the Shareholder shall not take any actions in or during such proceedings that would be inconsistent with or detrimental to the approval and implementation of the Alternative Transaction. In the event of any proposed Alternative Transaction, the references in this Agreement to the Recapitalization, the Continuance, the Ancillary Matters and the

Arrangement shall be and shall be deemed to have been made in the context of the Alternative Transaction.
6. Regulatory Approvals
6.1 The Shareholder covenants that the Shareholder shall, acting reasonably, co-operate with Ainsworth in obtaining all governmental and regulatory approvals required to permit Ainsworth to complete the Arrangement in accordance with its terms, as contemplated in the Agreement.
7. Public Disclosure
7.1 The Shareholder agrees not to make any public disclosure or announcement of or pertaining to this Agreement or the Arrangement nor to disclose that any discussions or negotiations are taking place in connection therewith, without the prior written consent of Ainsworth except as required by law.
8. Amendments and Assignment
8.1 This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.
9. Time
9.1 Time shall be of the essence of this Agreement.
10. Survival
10.1 The representations, warranties and covenants of the Shareholder and of Ainsworth herein shall survive the consummation of the Arrangement.
11. Successors and Assigns
11.1 This Agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholder, Ainsworth and their respective heirs, executors, legal personal representatives, successors and permitted assigns, as the case may be.
12. Notice
12.1 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:
(a)	in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b)	in the case of Ainsworth, to:
Ainsworth Lumber Co. Ltd.
Suite 3194 Bentall 4,
1055 Dunsmuir Street,
Vancouver, BC V7X 1L3

Canada
Attention:       Robert Allen
Facsimile:       (604) 661-3261
with copies (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Attention:       Bill Sirett
Facsimile:       (604) 631-3371
or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.
13. General
13.1 All references to Ainsworth Shares herein shall include any shares into which the Ainsworth Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Ainsworth or otherwise.
13.2 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.
13.3 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
13.4 Ainsworth and the Shareholder agree to pay their own respective expenses incurred in connection with this Agreement and the transactions contemplated hereby.

14. Acceptance
14.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Ainsworth in the manner provided below. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,

Ainsworth Lumber Co. Ltd.

By:	/s/ Michael Ainsworth
Name: Michael Ainsworth
Title: Executive Vice President

HBK Master Fund L.P.
By:	HBK Services LLC, Investment Advisor

By:	/s/ J. Baker Gentry, Jr.
Name: J. Baker Gentry, Jr.
Title: Authorized Signatory

Barclays Bank PLC

By:	/s/ Drew J. Doscher
Name: Drew J. Doscher
Title: Managing Director

Tricap Partners ii L.P.
By:	Tricap Partners GP L.P., its general partner
By:	Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name: Gary Franko
Title: Vice President
[Signature Page to Catherine Ainsworth Support Agreement]

In consideration of your entering into of the Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this 16th day of June, 2008.

/s/ Catherine E. Ainsworth
(Signature of Shareholder)

[ ]
Catherine E. Ainsworth

3,169,291
(Number of Ainsworth Shares beneficially held or controlled)
[Signature Page to Catherine Ainsworth Support Agreement]

SCHEDULE A
TERM SHEET
AINSWORTH LUMBER CO. LTD.
RECAPITALIZATION TERM SHEET
RE: Ainsworth Lumber Co. Ltd. (“Ainsworth” or the “Parent”) and certain of its subsidiaries (together with Parent, collectively, the “Companies”); and certain holders (the “Consenting Noteholders”), each being a holder of the following notes issued by the Companies: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, 2014(1) Notes, 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture,” and collectively, the “Indentures,” and all holders of Outstanding Notes being the “Noteholders”).
The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of the Companies and the issuance by the Parent of new unsecured notes in the aggregate principal amount of US$350,000,000 (the “New Notes”).
1. Recapitalization.
     The Noteholders’ claims against the Companies pursuant to the Outstanding Notes and the Indentures shall be restructured in accordance with the following transactions (collectively, the “Recapitalization”), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the “Plan”) to be filed pursuant to either (i) section 192 of the Canada Business Corporations Act (the “CBCA”) and approved and confirmed pursuant to a Court Order (the “Approval Order”); or, alternatively, (ii) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”), in each case in form and substance satisfactory to the Initial Backstop Parties (defined below):
(i)	the issuance (the “Recapitalized Equity Issuance”) of shares of new common stock, or, with respect to those Noteholders that would otherwise receive in excess of 24.9% of the Recapitalized Equity Issuance, cashless warrants for the purchase of new common stock for such amounts over 24.9% on terms satisfactory to the Initial Backstop Parties (the “Noteholder Warrants”) (“New Ainsworth Common Stock”), by the recapitalized Parent or a new successor public corporation (“New Ainsworth”);

(ii)	the cash payment of all unpaid but accrued interest in respect of the Outstanding Notes as at March 31, 2008;

(iii)	the irrevocable exchange and transfer of the Outstanding Notes and all of the Noteholders’ rights under the Outstanding Notes and the Indentures in exchange for the Noteholder Consideration (defined below);

(iv)	the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Outstanding Notes and the Indentures; and

(v)	the issuance of new warrants by New Ainsworth (the “Shareholder Warrants”) on the terms set out in Section 8.
     The record date for purposes of calculating the claims of all Noteholders shall be March 31, 2008 (the “Claims Record Date”). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the “Noteholders’ Claim Amount.” The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the “Noteholders’ Principal Claim Amount.” The record date for voting purposes shall be set by the Company as agreed to by the Initial Backstop Parties (defined below).
     The implementation of the Plan shall be subject to and conditional upon all required court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. The Parent shall use reasonable best efforts, in respect of matters provided for in this Term Sheet, (a) to file the Plan (i) if under the CBCA, on or before June 30, 2008 or (ii) under the CCAA, on or before July 31, 2008 and (b) to hold a Noteholder meeting and a Shareholder meeting (as applicable) (i) if under the CBCA, on or before July 28, 2008 and (ii) if under the CCAA, on or before August 31, 2008. The successful completion of the issuance of the New Ainsworth Common Stock, the Shareholder Warrants and the New Notes, and the reservation of the Warrant Shares (as defined below), shall be a condition precedent to the Plan.
2. Issuance of New Ainsworth Common Stock.
     Immediately before the effective time of the Plan, and as a condition precedent to the Plan, New Ainsworth shall: (i) issue a number of shares of New Ainsworth Common Stock, satisfactory to the Initial Backstop Parties, to replace all of its existing share capital (the “Existing Equity”); and (ii) reserve a sufficient number of additional shares of New Ainsworth Common Stock for issuance upon exercise of the Shareholder Warrants (the “Warrant Shares”). The Recapitalized Equity Issuance shall be allocated as set forth in Section 5 below.
3. Noteholder Consideration.
     The Noteholders shall receive the following consideration (the “Noteholder Consideration”) in satisfaction of their Notes:
(i)	their pro rata share, based on the total principal amount of Outstanding Notes (the “Pro Rata Share”), of new US$150,000,000 senior unsecured notes (the “New Rollover Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below);

(ii)	96% of the New Ainsworth Common Stock allocated in accordance with Section 5 below; and

(iii)	US$200,000,000 of senior unsecured notes (the “Additional Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below), to the extent Noteholders that are authorized under applicable securities laws (“Eligible Noteholders”) agree to subscribe for Additional Notes (“Subscribing Noteholders”).
4. Backstop Agreement.
     The Companies and each of HBK Master Fund L.P. (“HBK”), Tricap Partners II L.P. (“Tricap”), and Barclays Bank PLC (collectively, the “Initial Backstop Parties”) will execute that certain Backstop Commitment Letter, relating to the issuance of the Additional Notes in form substantially attached hereto as Annex 1 (the “Backstop Commitment Letter”). Additional parties may execute the Backstop Commitment Letter in accordance with the terms thereof (the “Additional Backstop Parties,” and together with the Initial Backstop Parties, the “Backstop Parties”) and such right to become an Additional Backstop Party shall be open to all Eligible Noteholders on a pro rata basis.
5. Allocation of New Ainsworth Common Stock.
     The shares of New Ainsworth Common Stock, upon the effective date of the Recapitalization (without giving effect to the issuance of the Shareholder Warrants but after giving effect to the exercise of the Noteholder Warrants), shall be allocated as follows:

(i) All Noteholders	46%

(ii) Subscribing Noteholders	35%

(iii) Backstop Parties	10%	(in consideration for providing the backstop, to be allocated in accordance with the terms of the Backstop Commitment Letter)

(iv) Initial Backstop Parties	5%	(to be allocated in accordance with the terms of the Backstop Commitment Letter)

(v) Existing Equity	4%
     No fractional shares or fractional Rollover Notes will be issued. The Companies shall use reasonable best efforts to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants. If, after reasonable best efforts, the Companies are unable to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants, the Companies shall use reasonable best efforts to obtain a listing for the New Ainsworth Common Stock and the Shareholder Warrants on a designated stock exchange within the meaning of the Income Tax Act (Canada).
6. Recovery to Existing Equity.
All Existing Equity (including, without limitation, any and all options, warrants, and other equity instruments and rights) will be cancelled. Existing Equity holders will receive their pro rata share (based on their equity holdings in Ainsworth prior to the restructuring) of (i) 4% New Ainsworth Common Stock, (ii) Shareholder Warrants and (iii) 30.2% of the net proceeds received by the Companies from the full and final determination of the Litigation (defined below) after the deduction of all costs and expenses incurred by or on behalf of the Companies in relation to the Litigation. Notwithstanding the foregoing, the Companies shall retain full and unmitigated discretion and authority regarding the Litigation including, without limitation, the timing and manner of its prosecution, selection of and instructions to legal counsel, evidence submitted in the Litigation, and all other matters in any way relating to the Litigation.
7. Treatment of Other Debt.
     Other than the Outstanding Notes, all of the Companies’ debt obligations (including, without limitation, debt obligations under (i) that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Companies, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P., (ii) that certain Credit Agreement, dated as of September 29, 2006, by and among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., and (iii) that certain Loan Agreement No. 1, dated as of September 7, 2006, by and among Ainsworth, Deutsche Bank Luxembourg S.A., and Deutsche Bank Aktiengesellschaft, and other equipment financings and capital leases) will remain in place on their current respective terms, unless refinanced or otherwise modified on terms acceptable to the Initial Backstop Parties.
8. Shareholder Warrants.
(i)	New Ainsworth shall issue warrants, for the purchase of New Ainsworth Common Stock, on a fully-exercised basis, to the holders of Existing Equity as additional consideration for their Existing Equity. The Shareholder Warrants shall be warrants (with a nil strike price) to purchase 8% of New Ainsworth Common Stock on a fully diluted basis, which warrants shall only be exercisable upon New Ainsworth achieving an equity market capitalization of US$1,200,000,000, and if such market capitalization is not met on or prior to the fifth anniversary of the Implementation Date, an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis. Each Shareholder Warrant shall be convertible into one share of New Ainsworth Common Stock.

(ii)	The Shareholder Warrants shall expire 5 years after the Implementation Date if not exercised. Upon a Change of Control, the Shareholder Warrant holders will receive the following:
(1) if the stock of the acquiring company (the “Acquiror”) is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is equal to or more than US$1,200,000,000, holders may exercise their Shareholder Warrants immediately prior to the closing of the transaction and, upon such closing, the New Ainsworth Common Stock each holder receives upon such exercise shall be exchanged for shares in the Acquiror;
(2) if the stock of the Acquiror is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is less than US$1,200,000,000,
(a) at the option of the Acquiror, holders will receive replacement warrants in the Acquirer, or
(b) if the Acquiror does not wish to issue replacement warrants, then, at the option of the holder, the holder may receive,

(y) a payment, which shall be, at the Acquiror’s option, in the form of either (A) cash or (B) shares in the Acquiror, in either case in an amount to be determined using Bloomberg’s barrier options model or such other options valuation model acceptable to New Ainsworth and the Initial Backstop Parties and assuming a volatility of 35% (the “Options Model”), or (z) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis; or
(3) if the stock of the Acquiror is not publicly-traded, at the option of the holder, (a) a cash payment to be determined using the Options Model or (b) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis.
For purposes of the Shareholder Warrants, a “Change of Control” shall mean the occurrence of any of the following:
(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);
(2) the adoption of a plan relating to the liquidation or dissolution of New Ainsworth;
(3) the consummation of any transaction (including, without limitation, any merger, amalgamation, consolidation or acquisition of Voting Stock) the result of which is that any “person” (as defined above in clause (1)), together with any affiliates or related persons thereof, other than the Initial Backstop Parties, becomes the beneficial owner, directly or indirectly, of, or exercises control or direction over, at least 50% of the total voting power of Voting Stock of New Ainsworth; or
(4) New Ainsworth consolidates or amalgamates with, or merges with or into, any person, or any person acquires, in one or more transactions, all of the outstanding Voting Stock of New Ainsworth, or consolidates or amalgamates with, or merges with or into, New Ainsworth, in any such event pursuant to a transaction in which any of the outstanding voting stock of New Ainsworth or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of New Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding             shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance).
(iii)	Standard anti-dilution provisions for securities of this type, including a reduction in the barrier price for extraordinary dividends outside of normal course. Normal course dividend policy to be agreed before the public launch of the Recapitalization.
9. Taxes.
     Ainsworth, in consultation with the legal and financial advisors to the Initial Backstop Parties, shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.

10. Implementation Date.
     The implementation date of the Recapitalization will be no later than, in the case of a proceeding under the CBCA, July 30, 2008, and in the case of a proceeding under the CCAA, September 30, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the “Implementation Date”).
11. Shareholder Agreement.
     New Ainsworth and the Initial Backstop Parties shall enter into that certain Shareholder Agreement in form substantially attached hereto as Annex 2 (the “Shareholder Agreement”).
12. Corporate Governance.
(i)	Until the first annual general meeting of New Ainsworth, the board of directors of New Ainsworth upon the Recapitalization becoming effective (the “New Board”) shall be comprised of seven (7) directors, one (1) of which will be nominated by the current Board of Directors, provided that such nominee is an independent director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee, five (5) of which will be acceptable to HBK and Tricap, and one (1) of which will be acceptable to the Additional Noteholder Committee.

(ii)	After the end of the initial term of the New Board, successive directors shall be nominated in accordance with the Shareholder Agreement during the term thereof and elected by the shareholders of New Ainsworth.
13. Consulting Agreement.
     Michael Ainsworth and Catherine Ainsworth (the “Ainsworth Consultants”) shall provide, pursuant to agreements in form and substance satisfactory to the Initial Backstop Parties, consulting services: (a) for a period of one year to assist in the transition of the business and, (b) in connection with the outstanding litigation claims of the Company against Potlatch Corporation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute (together referenced as the “Litigation”). Each of the Ainsworth Consultants shall receive compensation of US$500,000 for the above services.
14. Management Agreements.
     The Companies shall offer severance arrangements (upon terms satisfactory to the Initial Backstop Parties) for all senior executives (all of whom shall resign effective immediately upon implementation of the Recapitalization unless otherwise requested by the New Board) totaling US$8,000,000 in the aggregate, including the Ainsworth Consultants.
15. DIP Financing Participation.
     Additional lenders may join the DIP Commitment Letter in accordance with the terms thereof and such right to become a lender under the DIP Financing shall be open to all Consenting Noteholders that have joined the Support Agreement by June 20, 2008 on a pro rata basis.

16. Conditions to Recapitalization.
     The Recapitalization shall be subject to conditions mutually agreed upon by the Companies and the Initial Backstop Parties, including the following:
(i)	the Plan (which shall provide for, among other things, customary releases for the Trustee), any orders of the Court relating thereto, the new (or amended) articles, by-laws and other constituting documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to the Companies, the Initial Backstop Parties and the Additional Noteholder Committee, each acting reasonably;

(ii)	timely satisfaction by Ainsworth in all material respects of each obligation and condition referred to in this Term Sheet and in the Support Agreement; and

(iii)	successful approval of the Plan and the Approval Order or CCAA equivalent being in full force and effect and consummation of the transactions contemplated by the Plan.

Document 5

June 16, 2008
CONFIDENTIAL
Brian E. Ainsworth
Suite 3194 Bentall 4
1055 Dunsmuir Street
Vancouver, BC V7X 1L3
Dear Sir:
Re: Ainsworth Lumber Co. Ltd.
We understand that you (the “Shareholder”) are the beneficial owner of, or exercise control or direction over, 2,507,186 common shares (the “Presently Held Shares”) of Ainsworth Lumber Co. Ltd. (“Ainsworth”).
Ainsworth is proposing to give effect to a recapitalization transaction, the key steps of which are described in the term sheet (the “Term Sheet”) attached hereto as Schedule “A” (the "Recapitalization”). It is presently contemplated that, in connection with the Recapitalization, Ainsworth will transfer by way of continuance (the “Continuance”) from the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) into the jurisdiction of Canada under the Canada Business Corporations Act and will, at the first meeting of shareholders following the Continuance, complete all steps ancillary to the Continuance, including the confirmation of by-laws and election of directions (collectively, the “Ancillary Matters”). Following the Continuance and the approval of the Ancillary Matters, Ainsworth intends to give effect to the Recapitalization pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”).
While the Recapitalization could be completed under the Companies Creditors’ Arrangement Act (“CCAA”) without the need for any approval of the shareholders of the Company, in order to give effect to the Continuance, the Ancillary Matters and the Arrangement as presently constituted, it will be necessary for Ainsworth to obtain the approval of Shareholders of Ainsworth. The Company believes that it would be advantageous to its stakeholders generally, and the hundreds of its employees, customers and suppliers, for the Recapitalization to be implemented without resort to the CCAA if possible.
1. Agreement to Vote
1.1 The Shareholder agrees to support the Continuance, the Ancillary Matters and the Arrangement and to vote or cause to be voted the Subject Securities (as defined below) in favour of the Continuance, the Ancillary Matters and the Arrangement at any meetings of the holders of common shares of Ainsworth (“Ainsworth Shares”) to be called to approve the Continuance, the Ancillary Matters and the Arrangement (the “Meetings") or any adjournments thereof, and, in the case of Subject Securities voted by proxy, to submit the proxy for such Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement and provide a copy thereof to Ainsworth at least five business days prior to the date of the Meeting. For the purposes hereof, “Subject Securities” means all of the Ainsworth Shares that are Presently Held Securities and any additional Ainsworth Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over.

2. Representations, Warranties and Covenants of the Shareholder
2.1 The Shareholder represents and warrants to Ainsworth, and acknowledges that Ainsworth is relying upon such representations and warranties in entering into this agreement (“Agreement”) that:
(a)	this agreement has been duly executed and delivered by the Shareholder and assuming the due execution and delivery of this Agreement by Ainsworth, this Agreement is a legal, valid and binding obligation of the Shareholder enforceable by Ainsworth against the Shareholder in accordance with its terms (subject to the limitation that the enforceability of any waiver of statutory rights may be limited by applicable law);

(b)	the Shareholder has conducted its own analysis in relation to this Agreement, made its own decision to enter into this Agreement, obtained such independent advice in this regard as it deemed appropriate, and not relied in such analysis or decision on any person other than its own independent advisors;

(c)	neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:
(i)	result in a breach of, or constitute a default (or an event which upon notice or lapse of time or both would become a default) or give rise to any third party right of purchase or right of first refusal under any provision of the constating documents of the Shareholder or any terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties or assets may be bound;

(ii)	require on the part of the Shareholder any filing with or permit, authorization, consent or approval of any governmental entity or any other person or entity;
(d)	there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any governmental entity, or to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any governmental entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions that are contemplated by this agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this agreement;

(e)	the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of its Subject Securities or entered into any voting trust, pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind of its Subject Securities, except those which are no longer of any force or effect;

(f)	the Shareholder is the legal and beneficial owner and holder of, and exercises control or direction over, the Presently Held Securities and, for greater certainty, owns the Presently

Held Securities for its own benefit and not for the benefit of any other person, and not as nominee, agent or other representative of any other person; and

(g)	the Presently Held Securities represent all of the Ainsworth Shares beneficially owned or over which the Shareholder exercises control or direction and the Shareholder does not hold any other rights to acquire any Ainsworth Shares.
The foregoing representations and warranties will be true and correct on the date hereof, the date of the Meetings and the date of completion of the Arrangement.
2.2 The Shareholder covenants and agrees with Ainsworth that the Shareholder will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly take any action that might reasonably be expected to reduce the likelihood of success of the Continuance, the Ancillary Matters or the Arrangement.
2.3 The Shareholder covenants and agrees that, from and after the effective time of the Arrangement, Ainsworth and any and all of its subsidiaries, affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the effective time of the Arrangement relating to, arising out of or in connection with the Recapitalization, the Continuance, the Ancillary Matters, the Arrangement, the Subject Securities, the business and affairs of Ainsworth and its respective subsidiaries and affiliates and any matters relating to the Recapitalization, the Continuance, the Ancillary Matters or the Arrangement; provided that nothing in this paragraph will release or discharge Ainsworth from or in respect of its obligations to the Shareholder under the Arrangement.
2.4 The Shareholder covenants and agrees with Ainsworth that so long as the Shareholder is required to vote the Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement hereunder, that:
(a)	except as contemplated herein, it shall not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in or lend any of the Subject Securities or enter into any agreement, arrangement or understanding in connection therewith; and

(b)	except as contemplated in this Agreement, it shall not grant any proxies or powers of attorney or attorney in fact, or deposit the Subject Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Subject Securities.
2.5 The Shareholder agrees:
(a)	to the details of this Agreement being set out in any information circular produced by Ainsworth and delivered to the holders of securities of Ainsworth in connection with the Recapitalization;

(b)	to this Agreement being available for inspection to the extent required by law;

(c)	that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by the Shareholder, Ainsworth will be entitled to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be exclusive remedies for any breach or threatened breach of this agreement by the Shareholder but will be in addition to all other remedies available at law or in equity to Ainsworth.
2.6 The Shareholder shall not, and hereby agrees not:
(a)	to exercise any dissent rights and waives any rights of appraisal, or rights to dissent, if any in respect of the Continuance, the Ancillary Matters or the Arrangement;

(b)	to commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Ainsworth or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement agreement or the consummation of the Recapitalization, or any other matter otherwise released pursuant to Section 2.3 hereof.
3. Representations and Warranties of Ainsworth
3.1 Ainsworth represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:
(a)	prior to the Continuance, Ainsworth is a company existing under the laws of the Province of British Columbia and after giving effect to the Continuance, Ainsworth will be a company existing under the laws of Canada;

(b)	it has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	upon the due execution and delivery of this agreement by the Shareholder, this Agreement is a legal, valid and binding obligation of Ainsworth enforceable by the Shareholder against Ainsworth in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(d)	the execution and delivery by Ainsworth of this Agreement and the performance by Ainsworth of its obligations hereunder will not result in a violation or breach of any provision of:
(i)	Ainsworth’s articles or by-laws; or

(ii)	any law, regulation, order, judgment or decrees applicable to Ainsworth, and, other than as set out in or contemplated by the agreement and/or the Term Sheet, no authorization, consent or approval of, or filing with, any public body or court of authority is necessary for the fulfillment by Ainsworth of its obligations in respect of the Arrangement.
The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the transactions contemplated by the Arrangement.
4. Termination
4.1 The obligations hereunder of the Shareholder and this agreement shall terminate at the option of the Shareholder upon written notice given by the Shareholder to Ainsworth:
(a)	on the “Effective Date” of the Arrangement, as defined in the Arrangement;

(b)	if Ainsworth is in default in any material respect of any covenant contained herein, or in the event that any of the representations and warranties of Ainsworth contained in this agreement is not true and correct in all material respects as of the date when made, and in case has not been cured within 5 business days notice thereof to Ainsworth; or

(c)	if that certain Support Agreement, dated as of June 13, 2008, by and among Ainsworth and certain of its subsidiaries, each of HBK Master Fund L.P., Barclays Bank PLC and Tricap Partners II L.P., and the other signatories thereto is terminated in accordance with the terms thereof and is no longer of any force and effect.
4.2 The obligations hereunder of Ainsworth and this Agreement shall terminate at the option of Ainsworth upon written notice given by Ainsworth to the Shareholder:
(a)	if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein are not true and correct in a material respect; or

(b)	if the agreement in respect of the Arrangement is terminated in accordance with its terms.
4.3 In the event of the termination of this Agreement as provided in Sections 4.1 and 4.2 above, this Agreement shall forthwith become void and shall be of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement by the Shareholder that occurs prior to such termination.
5. Change in the Nature of Transaction
5.1 In the event that the board of directors of Ainsworth determines to implement an alternative transaction structure or to pursue and implement a restructuring or recapitalization under the CCAA that (a) would provide Shareholders with a financial result equivalent to or better than, on an after tax basis, the Recapitalization and (b) is otherwise on terms and conditions no more onerous to the Shareholder than the Recapitalization (an “Alternative Transaction”), the Shareholder shall support the completion of such Alternative Transaction on the terms and subject to the conditions of this Agreement and, if the Alternative Transaction involves proceedings under the CCAA, the Shareholder shall not take any actions in or during such proceedings that would be inconsistent with or detrimental to the approval and implementation of the Alternative Transaction. In the event of any proposed Alternative Transaction, the references in this Agreement to the Recapitalization, the Continuance, the Ancillary Matters and the

Arrangement shall be and shall be deemed to have been made in the context of the Alternative Transaction.
6. Regulatory Approvals
6.1 The Shareholder covenants that the Shareholder shall, acting reasonably, co-operate with Ainsworth in obtaining all governmental and regulatory approvals required to permit Ainsworth to complete the Arrangement in accordance with its terms, as contemplated in the Agreement.
7. Public Disclosure
7.1 The Shareholder agrees not to make any public disclosure or announcement of or pertaining to this Agreement or the Arrangement nor to disclose that any discussions or negotiations are taking place in connection therewith, without the prior written consent of Ainsworth except as required by law.
8. Amendments and Assignment
8.1 This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.
9. Time
9.1 Time shall be of the essence of this Agreement.
10. Survival
10.1 The representations, warranties and covenants of the Shareholder and of Ainsworth herein shall survive the consummation of the Arrangement.
11. Successors and Assigns
11.1 This Agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholder, Ainsworth and their respective heirs, executors, legal personal representatives, successors and permitted assigns, as the case may be.
12. Notice
12.1 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:
(a)	in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b)	in the case of Ainsworth, to:
Ainsworth Lumber Co. Ltd.
Suite 3194 Bentall 4,
1055 Dunsmuir Street,
Vancouver, BC V7X 1L3

Canada
Attention:       Robert Allen
Facsimile:       (604) 661-3261
with copies (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Attention:       Bill Sirett
Facsimile:       (604) 631-3371
or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.
13. General
13.1 All references to Ainsworth Shares herein shall include any shares into which the Ainsworth Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Ainsworth or otherwise.
13.2 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.
13.3 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
13.4 Ainsworth and the Shareholder agree to pay their own respective expenses incurred in connection with this Agreement and the transactions contemplated hereby.

14. Acceptance
14.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Ainsworth in the manner provided below. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,

Ainsworth Lumber Co. Ltd.

By:	/s/ Michael Ainsworth
Name: Michael Ainsworth
Title: Executive Vice President

HBK Master Fund L.P.
By:	HBK Services LLC, Investment Advisor

By:	/s/ J. Baker Gentry, Jr.
Name: J. Baker Gentry, Jr.
Title: Authorized Signatory

Barclays Bank PLC

By:	/s/ Drew J. Doscher
Name: Drew J. Doscher
Title: Managing Director

Tricap Partners ii L.P.
By:	Tricap Partners GP L.P., its general partner
By:	Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name: Gary Franko
Title: Vice President
[Signature Page to Brian Ainsworth Support Agreement]

In consideration of your entering into of the Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this 16th day of June, 2008.

/s/ Brian Ainsworth
(Signature of Shareholder)

[ ]
Brian Ainsworth

2,507,186
(Number of Ainsworth Shares beneficially held or controlled)
[Signature Page to Brian Ainsworth Support Agreement]

SCHEDULE A
TERM SHEET
AINSWORTH LUMBER CO. LTD.
RECAPITALIZATION TERM SHEET
RE: Ainsworth Lumber Co. Ltd. (“Ainsworth” or the “Parent”) and certain of its subsidiaries (together with Parent, collectively, the “Companies”); and certain holders (the “Consenting Noteholders”), each being a holder of the following notes issued by the Companies: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, 2014(1) Notes, 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture,” and collectively, the “Indentures,” and all holders of Outstanding Notes being the “Noteholders”).
The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of the Companies and the issuance by the Parent of new unsecured notes in the aggregate principal amount of US$350,000,000 (the “New Notes”).
1. Recapitalization.
     The Noteholders’ claims against the Companies pursuant to the Outstanding Notes and the Indentures shall be restructured in accordance with the following transactions (collectively, the “Recapitalization”), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the “Plan”) to be filed pursuant to either (i) section 192 of the Canada Business Corporations Act (the “CBCA”) and approved and confirmed pursuant to a Court Order (the “Approval Order”); or, alternatively, (ii) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”), in each case in form and substance satisfactory to the Initial Backstop Parties (defined below):
(i)	the issuance (the “Recapitalized Equity Issuance”) of shares of new common stock, or, with respect to those Noteholders that would otherwise receive in excess of 24.9% of the Recapitalized Equity Issuance, cashless warrants for the purchase of new common stock for such amounts over 24.9% on terms satisfactory to the Initial Backstop Parties (the “Noteholder Warrants”) (“New Ainsworth Common Stock”), by the recapitalized Parent or a new successor public corporation (“New Ainsworth”);

(ii)	the cash payment of all unpaid but accrued interest in respect of the Outstanding Notes as at March 31, 2008;

(iii)	the irrevocable exchange and transfer of the Outstanding Notes and all of the Noteholders’ rights under the Outstanding Notes and the Indentures in exchange for the Noteholder Consideration (defined below);

(iv)	the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Outstanding Notes and the Indentures; and

(v)	the issuance of new warrants by New Ainsworth (the “Shareholder Warrants”) on the terms set out in Section 8.
     The record date for purposes of calculating the claims of all Noteholders shall be March 31, 2008 (the “Claims Record Date”). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the “Noteholders’ Claim Amount.” The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the “Noteholders’ Principal Claim Amount.” The record date for voting purposes shall be set by the Company as agreed to by the Initial Backstop Parties (defined below).
     The implementation of the Plan shall be subject to and conditional upon all required court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. The Parent shall use reasonable best efforts, in respect of matters provided for in this Term Sheet, (a) to file the Plan (i) if under the CBCA, on or before June 30, 2008 or (ii) under the CCAA, on or before July 31, 2008 and (b) to hold a Noteholder meeting and a Shareholder meeting (as applicable) (i) if under the CBCA, on or before July 28, 2008 and (ii) if under the CCAA, on or before August 31, 2008. The successful completion of the issuance of the New Ainsworth Common Stock, the Shareholder Warrants and the New Notes, and the reservation of the Warrant Shares (as defined below), shall be a condition precedent to the Plan.
2. Issuance of New Ainsworth Common Stock.
     Immediately before the effective time of the Plan, and as a condition precedent to the Plan, New Ainsworth shall: (i) issue a number of shares of New Ainsworth Common Stock, satisfactory to the Initial Backstop Parties, to replace all of its existing share capital (the “Existing Equity”); and (ii) reserve a sufficient number of additional shares of New Ainsworth Common Stock for issuance upon exercise of the Shareholder Warrants (the “Warrant Shares”). The Recapitalized Equity Issuance shall be allocated as set forth in Section 5 below.
3. Noteholder Consideration.
     The Noteholders shall receive the following consideration (the “Noteholder Consideration”) in satisfaction of their Notes:
(i)	their pro rata share, based on the total principal amount of Outstanding Notes (the “Pro Rata Share”), of new US$150,000,000 senior unsecured notes (the “New Rollover Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below);

(ii)	96% of the New Ainsworth Common Stock allocated in accordance with Section 5 below; and

(iii)	US$200,000,000 of senior unsecured notes (the “Additional Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below), to the extent Noteholders that are authorized under applicable securities laws (“Eligible Noteholders”) agree to subscribe for Additional Notes (“Subscribing Noteholders”).
4. Backstop Agreement.
     The Companies and each of HBK Master Fund L.P. (“HBK”), Tricap Partners II L.P. (“Tricap”), and Barclays Bank PLC (collectively, the “Initial Backstop Parties”) will execute that certain Backstop Commitment Letter, relating to the issuance of the Additional Notes in form substantially attached hereto as Annex 1 (the “Backstop Commitment Letter”). Additional parties may execute the Backstop Commitment Letter in accordance with the terms thereof (the “Additional Backstop Parties,” and together with the Initial Backstop Parties, the “Backstop Parties”) and such right to become an Additional Backstop Party shall be open to all Eligible Noteholders on a pro rata basis.
5. Allocation of New Ainsworth Common Stock.
     The shares of New Ainsworth Common Stock, upon the effective date of the Recapitalization (without giving effect to the issuance of the Shareholder Warrants but after giving effect to the exercise of the Noteholder Warrants), shall be allocated as follows:

(i) All Noteholders	46%

(ii) Subscribing Noteholders	35%

(iii) Backstop Parties	10%	(in consideration for providing the backstop, to be allocated in accordance with the terms of the Backstop Commitment Letter)

(iv) Initial Backstop Parties	5%	(to be allocated in accordance with the terms of the Backstop Commitment Letter)

(v) Existing Equity	4%
     No fractional shares or fractional Rollover Notes will be issued. The Companies shall use reasonable best efforts to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants. If, after reasonable best efforts, the Companies are unable to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants, the Companies shall use reasonable best efforts to obtain a listing for the New Ainsworth Common Stock and the Shareholder Warrants on a designated stock exchange within the meaning of the Income Tax Act (Canada).
6. Recovery to Existing Equity.
All Existing Equity (including, without limitation, any and all options, warrants, and other equity instruments and rights) will be cancelled. Existing Equity holders will receive their pro rata share (based on their equity holdings in Ainsworth prior to the restructuring) of (i) 4% New Ainsworth Common Stock, (ii) Shareholder Warrants and (iii) 30.2% of the net proceeds received by the Companies from the full and final determination of the Litigation (defined below) after the deduction of all costs and expenses incurred by or on behalf of the Companies in relation to the Litigation. Notwithstanding the foregoing, the Companies shall retain full and unmitigated discretion and authority regarding the Litigation including, without limitation, the timing and manner of its prosecution, selection of and instructions to legal counsel, evidence submitted in the Litigation, and all other matters in any way relating to the Litigation.
7. Treatment of Other Debt.
     Other than the Outstanding Notes, all of the Companies’ debt obligations (including, without limitation, debt obligations under (i) that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Companies, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P., (ii) that certain Credit Agreement, dated as of September 29, 2006, by and among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., and (iii) that certain Loan Agreement No. 1, dated as of September 7, 2006, by and among Ainsworth, Deutsche Bank Luxembourg S.A., and Deutsche Bank Aktiengesellschaft, and other equipment financings and capital leases) will remain in place on their current respective terms, unless refinanced or otherwise modified on terms acceptable to the Initial Backstop Parties.
8. Shareholder Warrants.
(i)	New Ainsworth shall issue warrants, for the purchase of New Ainsworth Common Stock, on a fully-exercised basis, to the holders of Existing Equity as additional consideration for their Existing Equity. The Shareholder Warrants shall be warrants (with a nil strike price) to purchase 8% of New Ainsworth Common Stock on a fully diluted basis, which warrants shall only be exercisable upon New Ainsworth achieving an equity market capitalization of US$1,200,000,000, and if such market capitalization is not met on or prior to the fifth anniversary of the Implementation Date, an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis. Each Shareholder Warrant shall be convertible into one share of New Ainsworth Common Stock.

(ii)	The Shareholder Warrants shall expire 5 years after the Implementation Date if not exercised. Upon a Change of Control, the Shareholder Warrant holders will receive the following:
(1) if the stock of the acquiring company (the “Acquiror”) is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is equal to or more than US$1,200,000,000, holders may exercise their Shareholder Warrants immediately prior to the closing of the transaction and, upon such closing, the New Ainsworth Common Stock each holder receives upon such exercise shall be exchanged for shares in the Acquiror;
(2) if the stock of the Acquiror is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is less than US$1,200,000,000,
(a) at the option of the Acquiror, holders will receive replacement warrants in the Acquirer, or
(b) if the Acquiror does not wish to issue replacement warrants, then, at the option of the holder, the holder may receive,

(y) a payment, which shall be, at the Acquiror’s option, in the form of either (A) cash or (B) shares in the Acquiror, in either case in an amount to be determined using Bloomberg’s barrier options model or such other options valuation model acceptable to New Ainsworth and the Initial Backstop Parties and assuming a volatility of 35% (the “Options Model”), or (z) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis; or
(3) if the stock of the Acquiror is not publicly-traded, at the option of the holder, (a) a cash payment to be determined using the Options Model or (b) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis.
For purposes of the Shareholder Warrants, a “Change of Control” shall mean the occurrence of any of the following:
(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);
(2) the adoption of a plan relating to the liquidation or dissolution of New Ainsworth;
(3) the consummation of any transaction (including, without limitation, any merger, amalgamation, consolidation or acquisition of Voting Stock) the result of which is that any “person” (as defined above in clause (1)), together with any affiliates or related persons thereof, other than the Initial Backstop Parties, becomes the beneficial owner, directly or indirectly, of, or exercises control or direction over, at least 50% of the total voting power of Voting Stock of New Ainsworth; or
(4) New Ainsworth consolidates or amalgamates with, or merges with or into, any person, or any person acquires, in one or more transactions, all of the outstanding Voting Stock of New Ainsworth, or consolidates or amalgamates with, or merges with or into, New Ainsworth, in any such event pursuant to a transaction in which any of the outstanding voting stock of New Ainsworth or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of New Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding             shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance).
(iii)	Standard anti-dilution provisions for securities of this type, including a reduction in the barrier price for extraordinary dividends outside of normal course. Normal course dividend policy to be agreed before the public launch of the Recapitalization.
9. Taxes.
     Ainsworth, in consultation with the legal and financial advisors to the Initial Backstop Parties, shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.

10. Implementation Date.
     The implementation date of the Recapitalization will be no later than, in the case of a proceeding under the CBCA, July 30, 2008, and in the case of a proceeding under the CCAA, September 30, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the “Implementation Date”).
11. Shareholder Agreement.
     New Ainsworth and the Initial Backstop Parties shall enter into that certain Shareholder Agreement in form substantially attached hereto as Annex 2 (the “Shareholder Agreement”).
12. Corporate Governance.
(i)	Until the first annual general meeting of New Ainsworth, the board of directors of New Ainsworth upon the Recapitalization becoming effective (the “New Board”) shall be comprised of seven (7) directors, one (1) of which will be nominated by the current Board of Directors, provided that such nominee is an independent director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee, five (5) of which will be acceptable to HBK and Tricap, and one (1) of which will be acceptable to the Additional Noteholder Committee.

(ii)	After the end of the initial term of the New Board, successive directors shall be nominated in accordance with the Shareholder Agreement during the term thereof and elected by the shareholders of New Ainsworth.
13. Consulting Agreement.
     Michael Ainsworth and Catherine Ainsworth (the “Ainsworth Consultants”) shall provide, pursuant to agreements in form and substance satisfactory to the Initial Backstop Parties, consulting services: (a) for a period of one year to assist in the transition of the business and, (b) in connection with the outstanding litigation claims of the Company against Potlatch Corporation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute (together referenced as the “Litigation”). Each of the Ainsworth Consultants shall receive compensation of US$500,000 for the above services.
14. Management Agreements.
     The Companies shall offer severance arrangements (upon terms satisfactory to the Initial Backstop Parties) for all senior executives (all of whom shall resign effective immediately upon implementation of the Recapitalization unless otherwise requested by the New Board) totaling US$8,000,000 in the aggregate, including the Ainsworth Consultants.
15. DIP Financing Participation.
     Additional lenders may join the DIP Commitment Letter in accordance with the terms thereof and such right to become a lender under the DIP Financing shall be open to all Consenting Noteholders that have joined the Support Agreement by June 20, 2008 on a pro rata basis.

16. Conditions to Recapitalization.
     The Recapitalization shall be subject to conditions mutually agreed upon by the Companies and the Initial Backstop Parties, including the following:
(i)	the Plan (which shall provide for, among other things, customary releases for the Trustee), any orders of the Court relating thereto, the new (or amended) articles, by-laws and other constituting documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to the Companies, the Initial Backstop Parties and the Additional Noteholder Committee, each acting reasonably;

(ii)	timely satisfaction by Ainsworth in all material respects of each obligation and condition referred to in this Term Sheet and in the Support Agreement; and

(iii)	successful approval of the Plan and the Approval Order or CCAA equivalent being in full force and effect and consummation of the transactions contemplated by the Plan.

Document 6

June 24, 2008
CONFIDENTIAL
Grant Forest Products Corp.
P.O. Box 160
Hwy. 11 North
Earlton, Ontario POJ 1EO
Attention:
Dear Sirs/Mesdames:
Re:	Ainsworth Lumber Co. Ltd.
We understand that you (the “Shareholder”) are the beneficial owner of, or exercise control or direction over, 5,001,160 common shares (the “Presently Held Shares”) of Ainsworth Lumber Co. Ltd. (“Ainsworth”).
Ainsworth is proposing to give effect to a recapitalization transaction, the key steps of which are described in the term sheet (the “Term Sheet”) attached hereto as Schedule “A” (the “Recapitalization”). It is presently contemplated that, in connection with the Recapitalization, Ainsworth will transfer by way of continuance (the “Continuance”) from the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) into the jurisdiction of Canada under the Canada Business Corporations Act and will, at the first meeting of shareholders following the Continuance, complete all steps ancillary to the Continuance, including the confirmation of by-laws and election of directions (collectively, the “Ancillary Matters”). Following the Continuance and the approval of the Ancillary Matters, Ainsworth intends to give effect to the Recapitalization pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”).
While the Recapitalization could be completed under the Companies Creditors’ Arrangement Act (“CCAA”) without the need for any approval of the shareholders of the Company, in order to give effect to the Continuance, the Ancillary Matters and the Arrangement as presently constituted, it will be necessary for Ainsworth to obtain the approval of Shareholders of Ainsworth. The Company believes that it would be advantageous to its stakeholders generally, and the hundreds of its employees, customers and suppliers, for the Recapitalization to be implemented without resort to the CCAA if possible.
1. Agreement to Vote
1.1 The Shareholder agrees to support the Continuance, the Ancillary Matters and the Arrangement and to vote or cause to be voted the Subject Securities (as defined below) in favour of the Continuance, the Ancillary Matters and the Arrangement at any meetings of the holders of common shares of Ainsworth (“Ainsworth Shares”) to be called to approve the Continuance, the Ancillary Matters and the Arrangement (the “Meetings”) or any adjournments thereof, and, in the case of Subject Securities voted by proxy, to submit the proxy for such Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement and provide a copy thereof to Ainsworth at least five business days prior to the date of the Meeting. For the purposes hereof, “Subject Securities” means all of the Ainsworth Shares that are Presently Held Securities and any additional Ainsworth Shares that the Shareholder may hereafter become the beneficial owner of or exercise control or direction over.
2. Representations, Warranties and Covenants of the Shareholder
2.1 The Shareholder represents and warrants to Ainsworth, and acknowledges that Ainsworth is relying upon such representations and warranties in entering into this agreement (“Agreement”) that:
(a)	the Shareholder has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)	this agreement has been duly executed and delivered by the Shareholder and assuming the due execution and delivery of this Agreement by Ainsworth, this Agreement is a legal, valid and binding obligation of the Shareholder enforceable by Ainsworth against the Shareholder in accordance with its terms (subject to the limitation that the enforceability of any waiver of statutory rights may be limited by applicable law);

(c)	the Shareholder has conducted its own analysis in relation to this Agreement, made its own decision to enter into this Agreement, obtained such independent advice in this regard as it deemed appropriate, and not relied in such analysis or decision on any person other than its own independent advisors;

(d)	neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will:
(i)	result in a breach of, or constitute a default (or an event which upon notice or lapse of time or both would become a default) or give rise to any third party right of purchase or right of first refusal under any provision of the constating documents of the Shareholder or any terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of its properties or assets may be bound;

(ii)	require on the part of the Shareholder any filing with or permit, authorization, consent or approval of any governmental entity or any other person or entity;
(e)	as of the date hereof, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any governmental entity, or to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties that, individually or in aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. As of the date hereof, there is no order of any governmental entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions that are contemplated by this agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this agreement;

(f)	the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of its Subject Securities or entered into any voting trust, pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind of its Subject Securities, except those which are no longer of any force or effect;

(g)	the Shareholder is the legal and beneficial owner and holder of, and exercises control or direction over, the Presently Held Securities and, for greater certainty, owns the Presently Held Securities for its own benefit and not for the benefit of any other person, and not as nominee, agent or other representative of any other person; and

(h)	the Presently Held Securities represent all of the Ainsworth Shares beneficially owned or over which the Shareholder exercises control or direction and the Shareholder does not hold any other rights to acquire any Ainsworth Shares.
The foregoing representations and warranties are true and correct on the date hereof and will be true and correct on the date of the Meetings and the date of completion of the Arrangement.
2.2 The Shareholder covenants and agrees with Ainsworth that the Shareholder will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly take any action that might reasonably be expected to reduce the likelihood of success of the Continuance, the Ancillary Matters or the Arrangement.
2.3 The Shareholder covenants and agrees that, from and after the effective time of the Arrangement, Ainsworth and any and all of its subsidiaries, affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the effective time of the Arrangement relating to, arising out of or in connection with the Recapitalization, the Continuance, the Ancillary Matters, the Arrangement, the Subject Securities, the business and affairs of Ainsworth and its respective subsidiaries and affiliates and any matters relating to the Recapitalization, the Continuance, the Ancillary Matters or the Arrangement; provided that nothing in this paragraph will release or discharge Ainsworth from or in respect of its obligations to the Shareholder under the Arrangement.
2.4 The Shareholder covenants and agrees with Ainsworth that so long as the Shareholder is required to vote the Subject Securities in favour of the Continuance, the Ancillary Matters and the Arrangement hereunder, that:
(a)	except as contemplated herein, it shall not sell, assign, convey, otherwise dispose of or pledge, charge, encumber or grant a security interest in or grant to any other person any interest in or lend any of the Subject Securities or enter into any agreement, arrangement or understanding in connection therewith; and

(b)	except as contemplated in this Agreement, it shall not grant any proxies or powers of attorney or attorney in fact, or deposit the Subject Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to the voting of such Subject Securities.

2.5 The Shareholder agrees:
(a)	to the details of this Agreement being set out in any information circular produced by Ainsworth and delivered to the holders of securities of Ainsworth in connection with the Recapitalization;

(b)	to this Agreement being available for inspection to the extent required by law;

(c)	that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by the Shareholder, Ainsworth will be entitled to seek equitable relief, including injunctive relief and specific performance. Such remedies will not be exclusive remedies for any breach or threatened breach of this agreement by the Shareholder but will be in addition to all other remedies available at law or in equity to Ainsworth.
2.6 The Shareholder shall not, and hereby agrees not:
(a)	to exercise any dissent rights and waives any rights of appraisal, or rights to dissent, if any in respect of the Continuance, the Ancillary Matters or the Arrangement;

(b)	to commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Ainsworth or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Arrangement agreement or the consummation of the Recapitalization, or any other matter otherwise released pursuant to Section 2.3 hereof.
3. Representations and Warranties of Ainsworth
3.1 Ainsworth represents and warrants to the Shareholder, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this agreement, that:
(a)	prior to the Continuance, Ainsworth is a company existing under the laws of the Province of British Columbia and after giving effect to the Continuance, Ainsworth will be a company existing under the laws of Canada;

(b)	it has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	upon the due execution and delivery of this agreement by the Shareholder, this Agreement is a legal, valid and binding obligation of Ainsworth enforceable by the Shareholder against Ainsworth in accordance with its terms, and the consummation by it of the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which it is a party or by which it is bound; and

(d)	the execution and delivery by Ainsworth of this Agreement and the performance by Ainsworth of its obligations hereunder will not result in a violation or breach of any provision of:

(i)	Ainsworth’s articles or by-laws; or

(ii)	any law, regulation, order, judgment or decrees applicable to Ainsworth, and, other than as set out in or contemplated by the agreement and/or the Term Sheet, no authorization, consent or approval of, or filing with, any public body or court of authority is necessary for the fulfillment by Ainsworth of its obligations in respect of the Arrangement.
The foregoing representations and warranties will be true and correct on the date hereof and on the date of completion of the transactions contemplated by the Arrangement.
4. Termination
4.1 The obligations hereunder of the Shareholder and this agreement shall terminate at the option of the Shareholder upon written notice given by the Shareholder to Ainsworth:
(a)	on the “Effective Date” of the Arrangement, as defined in the Arrangement;

(b)	if Ainsworth is in default in any material respect of any covenant contained herein, or in the event that any of the representations and warranties of Ainsworth contained in this agreement is not true and correct in all material respects as of the date when made, and in case has not been cured within 5 business days notice thereof to Ainsworth;

(c)	if on or before June 27, 2008 the Initial Backstop Parties shall not have agreed in writing to conform the terms of the term sheet in the Support Agreement, dated as of June 16, 2008, by and among Ainsworth and certain of its subsidiaries, each of HBK Master Fund L.P., Barclays Bank PLC and Tricap Partners II L.P. (the “Noteholder Support Agreement”) to terms of the Recapitalization set forth in the Term Sheet;

(d)	if the Arrangement is not completed on or before October 31, 2008; or

(e)	if the Arrangement or Recapitalization adversely impacts the rights or obligations of the parties under that certain Memorandum of Understanding, dated as of December 9, 1999, by and among Ainsworth and Grant Forest Products Corp., including any permitted successors and assigns, or with respect the Footner joint venture or Footner Forest Products Ltd.
4.2 The obligations hereunder of Ainsworth and this Agreement shall terminate at the option of Ainsworth upon written notice given by Ainsworth to the Shareholder:
(a)	if the Shareholder has breached or failed to perform and satisfy any of its covenants or agreements herein contained in a material respect or any of the representations and warranties of the Shareholder contained herein are not true and correct in a material respect; or

(b)	if the Noteholder Support Agreement is terminated in accordance with its terms.
4.3 In the event of the termination of this Agreement as provided in Sections 4.1 and 4.2 above, this Agreement shall forthwith become void and shall be of no further force or effect and there shall be no liability on the part of any party hereto, provided that the foregoing shall not relieve any party from any liability for any breach of this agreement by the Shareholder that occurs prior to such termination.
5. Change in the Nature of Transaction
5.1 In the event that the board of directors of Ainsworth determines to implement an alternative transaction structure or to pursue and implement a restructuring or recapitalization under the CCAA that (a) would provide Shareholders with a financial result equivalent to or better than, on an after tax basis, in all material respects, taken as a whole, the Recapitalization and (b) is otherwise on terms and conditions no more onerous to the Shareholder than the Recapitalization (an “Alternative Transaction”), the Shareholder shall support the completion of such Alternative Transaction on the terms and subject to the conditions of this Agreement and, if the Alternative Transaction involves proceedings under the CCAA, the Shareholder shall not take any actions in or during such proceedings that would be inconsistent with or detrimental to the approval and implementation of the Alternative Transaction. In the event of any proposed Alternative Transaction, the references in this Agreement to the Recapitalization, the Continuance, the Ancillary Matters and the Arrangement shall be and shall be deemed to have been made in the context of the Alternative Transaction.
6. Regulatory Approvals
6.1 The Shareholder covenants that the Shareholder shall, acting reasonably, co-operate with Ainsworth, at Ainsworth’s sole expense, in obtaining all governmental and regulatory approvals required to permit Ainsworth to complete the Arrangement in accordance with its terms, as contemplated in the Agreement.
7. Public Disclosure
7.1 The Shareholder agrees not to make any public disclosure or announcement of or pertaining to this Agreement or the Arrangement nor to disclose that any discussions or negotiations are taking place in connection therewith, without the prior written consent of Ainsworth except as required by law.
8. Amendments and Assignment
8.1 This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party.
9. Time
9.1 Time shall be of the essence of this Agreement.
10. Survival
10.1 The representations, warranties and covenants of the Shareholder and of Ainsworth herein shall survive the consummation of the Arrangement.

11. Successors and Assigns
11.1 This Agreement shall be binding upon, enure to the benefit of and be enforceable by the Shareholder, Ainsworth and their respective heirs, executors, legal personal representatives, successors and permitted assigns, as the case may be.
12. Notice
12.1 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:
(a)	in the case of the Shareholder, to the address appearing on the first page of this letter; and

(b)	in the case of Ainsworth, to:

Ainsworth Lumber Co. Ltd. Suite 3194 Bentall 4, 1055 Dunsmuir Street, Vancouver, BC V7X 1L3 Canada
Attention: Facsimile:	Robert Allen (604) 661-3261
with copies (which shall not constitute notice) to:
Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Attention: Facsimile:	Bill Sirett (604) 631-3371
or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph. Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address for service provided herein.
13. General
13.1 All references to Ainsworth Shares herein shall include any shares into which the Ainsworth Shares may be reclassified, subdivided, redivided, consolidated or converted by amendment to the articles of Ainsworth or otherwise.

13.2 Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.
13.3 This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
13.4 Ainsworth and the Shareholder agree to pay their own respective expenses incurred in connection with this Agreement and the transactions contemplated hereby.
13.5 This Agreement shall not become effective unless the Shareholder shall have executed this Agreement and delivered its signature page hereto to Ainsworth and the other counterparties hereto by no later than June 25, 2008, at 2:30 a.m. Eastern Standard Time.
[REMAINDER OF PAGE IS INTENTIONALLY LEFT BLANK]

14. Acceptance
14.1 If you are in agreement with the foregoing, kindly signify your acceptance by signing the second copy of this letter and delivering it to Ainsworth in the manner provided below. This letter may be signed in two or more counterparts that together shall be deemed to constitute one valid and binding agreement and delivery of counterparts may be effected by means of facsimile transmission.

Yours very truly,

Ainsworth Lumber Co. Ltd.

By:	/s/ Allen Ainsworth
Name: Allen Ainsworth
Title: President and Director

HBK Master Fund L.P.
By:	HBK Services LLC, Investment Advisor

By:	/s/ J. Baker Gentry, Jr.
Name: J. Baker Gentry, Jr.
Title: Authorized Signatory

Barclays Bank PLC

By:	/s/ Drew J. Doscher
Name: Drew J. Doscher
Title: Managing Director

Tricap Partners ii L.P.
By:	Tricap Partners GP L.P., its general partner
By:	Tricap Partners Ltd., its general partner

By:	/s/ Gary Franko
Name: Gary Franko
Title: Vice President
[Signature Page to Grant Support Agreement]

In consideration of your entering into of the Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby irrevocably accepts the foregoing as of this 24th day of June, 2008.

/s/ Grant Forest Products Corp.
(Signature of Shareholder)

Grant Forest Products Corp.
(Name of Shareholder – please print)

5,001,160 Common Shares
(Number of Ainsworth Shares beneficially held or controlled)
[Signature Page to Grant Support Agreement]

SCHEDULE A
TERM SHEET
AINSWORTH LUMBER CO. LTD.
RECAPITALIZATION TERM SHEET
RE: Ainsworth Lumber Co. Ltd. (“Ainsworth” or the “Parent”) and certain of its subsidiaries (together with Parent, collectively, the “Companies”); and certain holders (the “Consenting Noteholders”), each being a holder of the following notes issued by the Companies: (i) the 7.25% Senior Unsecured Notes Due October 1, 2012 (the “2012 Notes”) and Senior Unsecured Floating Rate Notes Due October 1, 2010 (the “2010 Floating Notes”), issued pursuant to the Indenture dated as of September 22, 2004, (ii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(1) Notes”), issued pursuant to the Indenture dated as of March 3, 2004, (iii) the 6.75% Senior Unsecured Notes Due March 15, 2014 (the “2014(2) Notes”), issued pursuant to the Indenture dated as of May 19, 2004, and (iv) the Senior Unsecured Floating Rate Notes Due April 1, 2013 (the “2013 Floating Notes”), issued pursuant to the Indenture dated as of April 18, 2006 (the 2012 Notes, 2010 Floating Notes, 2014(1) Notes, 2014(2) Notes and 2013 Floating Notes, collectively, the “Outstanding Notes” and the Indentures pursuant to which the Outstanding Notes were issued, each an “Indenture,” and collectively, the “Indentures,” and all holders of Outstanding Notes being the “Noteholders”).
The purpose of this Term Sheet is to set out the principal terms of a proposed Recapitalization (defined below) of the Companies and the issuance by the Parent of new unsecured notes in the aggregate principal amount of US$350,000,000 (the “New Notes”).
1. Recapitalization.
     The Noteholders’ claims against the Companies pursuant to the Outstanding Notes and the Indentures shall be restructured in accordance with the following transactions (collectively, the “Recapitalization”), which are described in greater detail below and which shall be approved or implemented in part through a plan of arrangement (the “Plan”) to be filed pursuant to either (i) section 192 of the Canada Business Corporations Act (the “CBCA”) and approved and confirmed pursuant to a Court Order (the “Approval Order”); or, alternatively, (ii) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”), in each case in form and substance satisfactory to the Initial Backstop Parties (defined below):
(i)	the issuance (the “Recapitalized Equity Issuance”) of shares of new common stock, or, with respect to those Noteholders that would otherwise receive in excess of 24.9% of the Recapitalized Equity Issuance, cashless warrants for the purchase of new common stock for such amounts over 24.9% on terms satisfactory to the Initial Backstop Parties (the “Noteholder Warrants”) (“New Ainsworth Common Stock”), by the recapitalized Parent or a new successor public corporation (“New Ainsworth”);

(ii)	the cash payment of all unpaid but accrued interest in respect of the Outstanding Notes as at March 31, 2008;

(iii)	the irrevocable exchange and transfer of the Outstanding Notes and all of the Noteholders’ rights under the Outstanding Notes and the Indentures in exchange for the Noteholder Consideration (defined below);

(iv)	the cancellation of the Indentures and the irrevocable extinguishment and elimination of all of the Noteholders’ entitlements with respect to the Outstanding Notes and the Indentures; and

(v)	the issuance of new warrants by New Ainsworth (the “Shareholder Warrants”) on the terms set out in Section 8.
     The record date for purposes of calculating the claims of all Noteholders shall be March 31, 2008 (the “Claims Record Date”). The aggregate amount of all Noteholders’ claims for principal and any accrued and unpaid interest as of the Claims Record Date is referred to herein as the “Noteholders’ Claim Amount.” The aggregate amount of all Noteholders’ claims for principal, excluding any accrued and unpaid interest, as of the Claims Record Date is referred to herein as the “Noteholders’ Principal Claim Amount.” The record date for voting purposes shall be set by the Company as agreed to by the Initial Backstop Parties (defined below).
     The implementation of the Plan shall be subject to and conditional upon all required court, creditor and other approvals, if and to the extent required. The Noteholders shall form a single class of creditors for the purpose of voting on the Plan. The Parent shall use reasonable best efforts, in respect of matters provided for in this Term Sheet, (a) to file the Plan (i) if under the CBCA, on or before June 30, 2008 or (ii) under the CCAA, on or before July 31, 2008 and (b) to hold a Noteholder meeting and a Shareholder meeting (as applicable) (i) if under the CBCA, on or before July 28, 2008 and (ii) if under the CCAA, on or before August 31, 2008. The successful completion of the issuance of the New Ainsworth Common Stock, the Shareholder Warrants and the New Notes, and the reservation of the Warrant Shares (as defined below), shall be a condition precedent to the Plan.
2. Issuance of New Ainsworth Common Stock.
     Immediately before the effective time of the Plan, and as a condition precedent to the Plan, New Ainsworth shall: (i) issue a number of shares of New Ainsworth Common Stock, satisfactory to the Initial Backstop Parties, to replace all of its existing share capital (the “Existing Equity”); and (ii) reserve a sufficient number of additional shares of New Ainsworth Common Stock for issuance upon exercise of the Shareholder Warrants (the “Warrant Shares”). The Recapitalized Equity Issuance shall be allocated as set forth in Section 5 below.
3. Noteholder Consideration.
     The Noteholders shall receive the following consideration (the “Noteholder Consideration”) in satisfaction of their Notes:
(i)	their pro rata share, based on the total principal amount of Outstanding Notes (the “Pro Rata Share”), of new US$150,000,000 senior unsecured notes (the “New Rollover Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below);

(ii)	96% of the New Ainsworth Common Stock allocated in accordance with Section 5 below; and

(iii)	US$200,000,000 of senior unsecured notes (the “Additional Notes”) on the terms set forth in Exhibit A to the Backstop Commitment Letter (as defined below), to the extent Noteholders that are authorized under applicable securities laws (“Eligible Noteholders”) agree to subscribe for Additional Notes (“Subscribing Noteholders”).
4. Backstop Agreement.
     The Companies and each of HBK Master Fund L.P. (“HBK”), Tricap Partners II L.P. (“Tricap”), and Barclays Bank PLC (collectively, the “Initial Backstop Parties”) will execute that certain Backstop Commitment Letter, relating to the issuance of the Additional Notes in form substantially attached hereto as Annex 1 (the “Backstop Commitment Letter”). Additional parties may execute the Backstop Commitment Letter in accordance with the terms thereof (the “Additional Backstop Parties,” and together with the Initial Backstop Parties, the “Backstop Parties”) and such right to become an Additional Backstop Party shall be open to all Eligible Noteholders on a pro rata basis.
5. Allocation of New Ainsworth Common Stock.
     The shares of New Ainsworth Common Stock, upon the effective date of the Recapitalization (without giving effect to the issuance of the Shareholder Warrants but after giving effect to the exercise of the Noteholder Warrants), shall be allocated as follows:

(i) All Noteholders	46%

(ii) Subscribing Noteholders	35%

(iii) Backstop Parties	10%	(in consideration for providing the backstop, to be allocated in accordance with the terms of the Backstop Commitment Letter)

(iv) Initial Backstop Parties	5%	(to be allocated in accordance with the terms of the Backstop Commitment Letter)

(v) Existing Equity	4%
     No fractional shares or fractional Rollover Notes will be issued. The Companies shall use reasonable best efforts to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants. If, after reasonable best efforts, the Companies are unable to obtain TSX listing for the New Ainsworth Common Stock and the Shareholder Warrants, the Companies shall use reasonable best efforts to obtain a listing for the New Ainsworth Common Stock and the Shareholder Warrants on a designated stock exchange within the meaning of the Income Tax Act (Canada).
6. Recovery to Existing Equity.
All Existing Equity (including, without limitation, any and all options, warrants, and other equity instruments and rights) will be cancelled. Existing Equity holders will receive their pro rata share (based on their equity holdings in Ainsworth prior to the restructuring) of (i) 4% New Ainsworth Common Stock, (ii) Shareholder Warrants and (iii) 30.2% of the net proceeds received by the Companies from the full and final determination of the Litigation (defined below) after the deduction of all costs and expenses incurred by or on behalf of the Companies in relation to the Litigation. Notwithstanding the foregoing, the Companies shall retain full and unmitigated discretion and authority regarding the Litigation including, without limitation, the timing and manner of its prosecution, selection of and instructions to legal counsel, evidence submitted in the Litigation, and all other matters in any way relating to the Litigation.
7. Treatment of Other Debt.
     Other than the Outstanding Notes, all of the Companies’ debt obligations (including, without limitation, debt obligations under (i) that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Companies, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P., (ii) that certain Credit Agreement, dated as of September 29, 2006, by and among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., and (iii) that certain Loan Agreement No. 1, dated as of September 7, 2006, by and among Ainsworth, Deutsche Bank Luxembourg S.A., and Deutsche Bank Aktiengesellschaft, and other equipment financings and capital leases) will remain in place on their current respective terms, unless refinanced or otherwise modified on terms acceptable to the Initial Backstop Parties.
8. Shareholder Warrants.
(i)	New Ainsworth shall issue warrants, for the purchase of New Ainsworth Common Stock, on a fully-exercised basis, to the holders of Existing Equity as additional consideration for their Existing Equity. The Shareholder Warrants shall be warrants (with a nil strike price) to purchase 8% of New Ainsworth Common Stock on a fully diluted basis, which warrants shall only be exercisable upon New Ainsworth achieving an equity market capitalization of US$1,200,000,000, and if such market capitalization is not met on or prior to the fifth anniversary of the Implementation Date, an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis. Each Shareholder Warrant shall be convertible into one share of New Ainsworth Common Stock.

(ii)	The Shareholder Warrants shall expire 5 years after the Implementation Date if not exercised. Upon a Change of Control, the Shareholder Warrant holders will receive the following:
(1) if the stock of the acquiring company (the “Acquiror”) is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is equal to or more than US$1,200,000,000, holders may exercise their Shareholder Warrants immediately prior to the closing of the transaction and, upon such closing, the New Ainsworth Common Stock each holder receives upon such exercise shall be exchanged for shares in the Acquiror;
(2) if the stock of the Acquiror is publicly-traded, and the equity consideration paid (whether in cash or stock of the Acquiror and net of any assumption of debt) is less than US$1,200,000,000,
(a) at the option of the Acquiror, holders will receive replacement warrants in the Acquirer, or
(b) if the Acquiror does not wish to issue replacement warrants, then, at the option of the holder, the holder may receive,

(y) a payment, which shall be, at the Acquiror’s option, in the form of either (A) cash or (B) shares in the Acquiror, in either case in an amount to be determined using Bloomberg’s barrier options model or such other options valuation model acceptable to New Ainsworth and the Initial Backstop Parties and assuming a volatility of 35% (the “Options Model”), or (z) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis; or
(3) if the stock of the Acquiror is not publicly-traded, at the option of the holder, (a) a cash payment to be determined using the Options Model or (b) such holder’s pro rata share of an aggregate of 0.02% of New Ainsworth Common Stock on a fully diluted basis.
For purposes of the Shareholder Warrants, a “Change of Control” shall mean the occurrence of any of the following:
(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);
(2) the adoption of a plan relating to the liquidation or dissolution of New Ainsworth;
(3) the consummation of any transaction (including, without limitation, any merger, amalgamation, consolidation or acquisition of Voting Stock) the result of which is that any “person” (as defined above in clause (1)), together with any affiliates or related persons thereof, other than the Initial Backstop Parties, becomes the beneficial owner, directly or indirectly, of, or exercises control or direction over, at least 50% of the total voting power of Voting Stock of New Ainsworth; or
(4) New Ainsworth consolidates or amalgamates with, or merges with or into, any person, or any person acquires, in one or more transactions, all of the outstanding Voting Stock of New Ainsworth, or consolidates or amalgamates with, or merges with or into, New Ainsworth, in any such event pursuant to a transaction in which any of the outstanding voting stock of New Ainsworth or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the voting stock of New Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding             shares of such voting stock of such surviving or transferee person (immediately after giving effect to such issuance).
(iii)	Standard anti-dilution provisions for securities of this type, including a reduction in the barrier price for extraordinary dividends outside of normal course. Normal course dividend policy to be agreed before the public launch of the Recapitalization.
9. Taxes.
     Ainsworth, in consultation with the legal and financial advisors to the Initial Backstop Parties, shall use its commercially reasonable efforts to structure and complete the Recapitalization in the most tax effective manner.

10. Implementation Date.
     The implementation date of the Recapitalization will be no later than, in the case of a proceeding under the CBCA, July 30, 2008, and in the case of a proceeding under the CCAA, September 30, 2008, subject to approval of the Plan by the Court and any regulatory matters (the date on which the Plan is implemented being the “Implementation Date”).
11. Shareholder Agreement.
     New Ainsworth and the Initial Backstop Parties shall enter into that certain Shareholder Agreement in form substantially attached hereto as Annex 2 (the “Shareholder Agreement”).
12. Corporate Governance.
(i)	Until the first annual general meeting of New Ainsworth, the board of directors of New Ainsworth upon the Recapitalization becoming effective (the “New Board”) shall be comprised of seven (7) directors, one (1) of which will be nominated by the current Board of Directors, provided that such nominee is an independent director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee, five (5) of which will be acceptable to HBK and Tricap, and one (1) of which will be acceptable to the Additional Noteholder Committee.

(ii)	After the end of the initial term of the New Board, successive directors shall be nominated in accordance with the Shareholder Agreement during the term thereof and elected by the shareholders of New Ainsworth.
13. Consulting Agreement.
     Michael Ainsworth and Catherine Ainsworth (the “Ainsworth Consultants”) shall provide, pursuant to agreements in form and substance satisfactory to the Initial Backstop Parties, consulting services: (a) for a period of one year to assist in the transition of the business and, (b) in connection with the outstanding litigation claims of the Company against Potlatch Corporation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute (together referenced as the “Litigation”). Each of the Ainsworth Consultants shall receive compensation of US$500,000 for the above services.
14. Management Agreements.
     The Companies shall offer severance arrangements (upon terms satisfactory to the Initial Backstop Parties) for all senior executives (all of whom shall resign effective immediately upon implementation of the Recapitalization unless otherwise requested by the New Board) totaling US$8,000,000 in the aggregate, including the Ainsworth Consultants.
15. DIP Financing Participation.
     Additional lenders may join the DIP Commitment Letter in accordance with the terms thereof and such right to become a lender under the DIP Financing shall be open to all Consenting Noteholders that have joined the Support Agreement by June 20, 2008 on a pro rata basis.

16. Conditions to Recapitalization.
     The Recapitalization shall be subject to conditions mutually agreed upon by the Companies and the Initial Backstop Parties, including the following:
(i)	the Plan (which shall provide for, among other things, customary releases for the Trustee), any orders of the Court relating thereto, the new (or amended) articles, by-laws and other constituting documents, and all definitive legal documentation in connection with all of the foregoing, to be satisfactory to the Companies, the Initial Backstop Parties and the Additional Noteholder Committee, each acting reasonably;

(ii)	timely satisfaction by Ainsworth in all material respects of each obligation and condition referred to in this Term Sheet and in the Support Agreement; and

(iii)	successful approval of the Plan and the Approval Order or CCAA equivalent being in full force and effect and consummation of the transactions contemplated by the Plan.

Document 7

NOTICE OF MEETING OF HOLDERS OF

Senior Unsecured Floating Rate Notes due October 1, 2010 (CUSIP 009037AH5)
7.25% Senior Unsecured Notes due October 1, 2012 (CUSIP 009037AG7)
Senior Unsecured Floating Rate Notes due April 1, 2013 (CUSIP 009037AK8)
6.75% Senior Unsecured Notes due March 15, 2014 (CUSIP 009037AB8)
6.75% Senior Unsecured Notes due March 15, 2014 (CUSIP 009037AD4)

of

AINSWORTH LUMBER CO. LTD.,

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

and

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

of

AINSWORTH LUMBER CO. LTD.

MANAGEMENT PROXY CIRCULAR

With Respect to a Proposed

RECAPITALIZATION

pursuant to a

CONTINUANCE

and

PLAN OF ARRANGEMENT

June 24, 2008

These materials are important and require your immediate attention. They require Ainsworth Lumber Co. Ltd. securityholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you are a noteholder and you have questions or require more information with regard to voting your notes, please contact Global Bondholder Services Corporation, the Information and Tabulation Agent for the Notes, at (212) 430-3774 or toll free at (866) 952-2200.

June 24, 2008

To the holders of:	Senior Unsecured Floating Rate Notes due October 1, 2010
7.25% Senior Unsecured Notes due October 1, 2012
Senior Unsecured Floating Rate Notes due April 1, 2013
6.75% Senior Unsecured Notes due March 15, 2014
6.75% Senior Unsecured Notes due March 15, 2014

of Ainsworth Lumber Co. Ltd. (the “Company” or “Ainsworth”)

And to the holders of:	Common Shares of the Company

As discussed in our most recent Annual Report, the Company has, after its unsuccessful exchange offer to holders of its senior unsecured notes (the “Existing Notes”) in early 2008, continued to seek out structural solutions to its worsening liquidity situation. We are pleased to report that we have made substantial progress in this regard and, in the accompanying management proxy circular (the “Circular”), the Company proposes a series of transactions (the “Recapitalization”) that we believe will address the capital structure and liquidity challenges faced by the Company and allow the Company to focus on continuing to build on its reputation as one of North America’s leading providers of engineered wood products.

Since the expiry of the exchange offer, the Company has participated in extensive discussions with certain of the holders of Existing Notes (“Noteholders”) with a view to structuring a recapitalization transaction. The proposed Recapitalization has evolved from those discussions as a means by which the Company can substantially reduce its debt and associated interest costs while improving its available liquidity in a consensual process. The proposed Recapitalization will also ensure that we do not in the near term default on any payments under the Existing Notes or the Company’s credit facilities. We believe that the Recapitalization is in the best interest of the Company and the existing shareholders and Noteholders (the existing shareholders and Noteholders are referred to hereafter collectively as the “Securityholders”) and other stakeholders of the Company generally.

The Recapitalization contemplates the following key elements:

•	continuance of the Company under the Canada Business Corporations Act;

•	an offering to Qualifying Noteholders (as defined herein) of US$200 (Cdn$203) million aggregate principal amount of new 11% senior unsecured notes due 2015 (the “New Notes”);

•	a plan of arrangement under section 192 of the Canada Business Corporations Act which will result in the:

(a) cancellation of all of the approximately US$824 (Cdn$837) million aggregate principal amount of Existing Notes;

(b) cancellation of all of the Company’s existing common shares (the “Existing Common Shares”) and the replacement thereof with a substantially identical new class of common shares (“New Common Shares”);

(c) receipt by existing shareholders in exchange for their Existing Common Shares of (i) 4% of the New Common Shares on a Fully Diluted Basis (as defined herein), (ii) rights (the “Shareholder Warrants”) to receive an aggregate of 8,695,652 New Common Shares (representing 8% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, or approximately 59.36 New Common Shares for 100 Existing Common Shares) if, on or prior to the date that is five years after the date the Recapitalization is completed (the “Warrant Expiry Date”), the then current market price of a New Common Share equals or exceeds a barrier price equal to US$1.20 billion divided by the number of New Common Shares outstanding as of

i

the date the Recapitalization is completed on a Fully Diluted Basis or if such barrier price is not met on or prior to the Warrant Expiry Date, an aggregate number of additional New Common Shares for all Shareholder Warrants representing 0.02% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, and (iii) rights to receive a pro rata share of 30.2% of the net proceeds, if any, received by the Company from the full and final determination of the Litigation (as defined herein);

(d) receipt by Noteholders in full settlement of the Existing Notes and the related indentures and all obligations thereunder of:

(i) US$150 (Cdn$152) million aggregate principal amount of new 11% senior unsecured notes due 2015; and

(ii) 96% of the New Common Shares on a Fully Diluted Basis (as defined herein): 46% of the New Common Shares on a Fully Diluted Basis will be allocated pro rata to all Noteholders, 35% of the New Common Shares on a Fully Diluted Basis will be allocated pro rata, based on the number of New Notes subscribed for, to Qualifying Noteholders that have acquired New Notes, 10% of the New Common Shares on a Fully Diluted Basis will be allocated to certain Noteholders who have agreed to acquire any New Notes not acquired by other Noteholders (the “Backstop Parties”) and 5% of the New Common Shares on a Fully Diluted Basis will be allocated to certain Noteholders holding approximately 57% of the Existing Notes who have agreed to acquire any New Notes not acquired by other Noteholders (the “Initial Backstop Parties”);

(e) appointment of a new Board of Directors, comprised of seven directors, one of which will be nominated by the current Board of Directors, provided that such nominee is an independent director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee (as defined herein), five of which will be acceptable to HBK Master Fund L.P. and Tricap Partners II L.P., and one of which will be acceptable to the Additional Noteholder Committee;

•	severance and release agreements for certain senior executives; and

•	agreements with the existing Chief Operating Officer and Executive Vice President to provide transition consulting and litigation support services.

•	receipt by the Initial Backstop Parties of a commitment fee in the aggregate amount of 3% of the New Notes (US$6 million);

The management and Board of Directors of Ainsworth believe that the proposed Recapitalization will benefit the Company by:

•	normalizing its capital structure by reducing total debt by approximately US$464 (Cdn$471) million, from US$985 (Cdn$1,001) million to approximately US$521 (Cdn$529) million;

•	reducing annual interest expense by approximately Cdn$17 million, from approximately Cdn$66 million to approximately Cdn$49 million; and

•	improving liquidity by using the proceeds from the sale of the New Notes to fund the Company’s operating, working capital and anticipated capital expenditure requirements.

The management and Board of Directors of Ainsworth believe that, in view of the challenges and risks to the Company’s ongoing viability created by the current oriented strand board (OSB) market and the Company’s existing capital structure, the Recapitalization is the best alternative available to Securityholders.

Members of the Ainsworth family holding approximately 58% of the Existing Common Shares and Grant Forest Products Corp. holding approximately 34% of the Existing Common Shares have entered into support agreements under which they have agreed to vote their Existing Common Shares in favour of the Continuance Resolution, the By-Law Resolution and the Shareholders’ Arrangement Resolution. In addition,

ii

as of June 16, 2008, certain Noteholders holding approximately US$657 (Cdn$667) million aggregate principal amount of the Existing Notes (representing approximately 80% of the Existing Notes by value) have entered into support agreements pursuant to which they have agreed to vote in favour of the Noteholders’ Arrangement Resolution (the “Support Noteholders”). Based on their holdings of Existing Notes as of June 24, 2008, it is expected that two of the Support Noteholders, HBK Master Fund L.P. and Tricap Partners II L.P., will, after the Recapitalization, own a minimum of 30.1% and 22.0% of the New Common Shares on a Fully Diluted Basis, respectively, and a maximum of 33.3% and 24.4% of the New Common Shares on a Fully Diluted Basis, respectively, assuming no other Noteholder agrees to become a Backstop Party.

The management and Board of Directors of Ainsworth believe that it is extremely important that the Recapitalization be approved and implemented. We urge you to give serious attention to the Recapitalization and we recommend that you vote in favour of it in person or by proxy at the appropriate meeting on July 24, 2008. The current proposal is integral to our objective of normalizing Ainsworth’s capital structure, enhancing liquidity, and positioning Ainsworth for the future, an objective to which management and the Board of Directors are committed, without having to pursue other alternatives that include the sale of core assets or non-consensual proceedings under creditor protection legislation. We hope that we will receive your support.

Yours very truly,

Brian E. Ainsworth (signed)
Chairman of the Board of Directors
and Chief Executive Officer of
Ainsworth Lumber Co. Ltd.

This material is important and requires your immediate attention. The transactions contemplated in the Recapitalization are complex. The accompanying Circular contains a description of, and a copy of, the plan of arrangement and other information concerning Ainsworth to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization, please consult your legal, tax or other professional advisors. If you are a Noteholder and you have questions or require more information with regard to voting your Existing Notes, please contact Global Bondholder Services Corporation, the Information and Tabulation Agent for the Notes, at (212) 430-3774 or toll free at (866) 952-2200. Additional copies of these materials are available by contacting the Secretary of Ainsworth Lumber Co. Ltd. at Suite 3194 Bentall 4, 1055 Dunsmuir Street, P.O. Box 49307, Vancouver, B.C., Canada, V7X 1L3.

iii

IMPORTANT INFORMATION

THIS MANAGEMENT PROXY CIRCULAR (THE “CIRCULAR”) CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MATTERS REFERRED TO HEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS CIRCULAR, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THE RECAPITALIZATION REFERRED TO IN THIS CIRCULAR SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

The distribution of the securities issued under the Recapitalization will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon exemptions under the 1933 Act and applicable exemptions under state securities laws. Certain of the securities issued under the Recapitalization will be subject to restrictions on transfer. See “Certain Regulatory and Other Matters Relating to the Recapitalization”.

The issuance of the Rollover Notes, New Common Shares and Warrants under the Recapitalization will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recission or damages, will not be available in respect of such new securities to be issued under the Recapitalization. Certain of the securities issued under the Recapitalization will be subject to restrictions on transfer. See “Certain Regulatory and Other Matters Relating to the Recapitalization”.

Securityholders should carefully consider the income tax consequences of the proposed plan of arrangement described herein. See “Income Tax Considerations.”

All information in this Circular is given as of June 23, 2008 unless otherwise indicated.

Securityholders should not construe the contents of this Circular as investment, legal or tax advice. Securityholders should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Recapitalization. In making a decision regarding the Recapitalization, Securityholders must rely on their own examination of Ainsworth and the advice of their own advisors.

Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document modifies or replaces such statement. Any statement so modified or replaced is not to be considered, except as so modified or replaced, to be a part of this Circular.

This Circular is not an offer to sell or the solicitation of an offer to buy the New Notes or the New Common Shares issued in connection therewith. Such securities have not been and will not be registered under the 1933 Act or under Canadian provincial securities legislation, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Appendices
A — Shareholders’ Continuance Resolution
B — Shareholders’ Arrangement and By-Law Confirmation Resolutions
C — Noteholders’ Arrangement Resolution
D — Arrangement Agreement
E — Plan of Arrangement
F — Interim Order
G — Notice of Hearing of Petition
H — Fairness Opinion of Ainsworth’s Financial Advisor
I — Opinion Pursuant to CBCA Policy Statement 15-1
J — Sections 237-247 of BCBCA
K — By-Law No. 1

FORWARD-LOOKING STATEMENTS

Cautionary Statement with regard to Forward-Looking Statements

This Circular contains forward-looking statements based on our best current information and what we believe to be reasonable assumptions about anticipated developments. These forward-looking statements can generally be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “likely,” “predicts,” “estimates,” “forecasts” or other similar words or phrases or the negative of these statements. Similarly, statements that describe our objectives, plans or goals may be forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. Some of these risks, uncertainties and other factors include:

•	our history of losses;

•	the impact of significant indebtedness on our financial condition and operating and financial flexibility;

•	the risk that we may not generate cash flow sufficient to service all of our obligations;

•	the cyclical nature of our business and our vulnerability to market factors;

•	the effects of intense competition;

•	increased oriented strand board (“OSB”) industry production capacity;

•	declines in demand for or pricing of OSB, our most significant product;

•	unexpected costs or liabilities incurred by us as a result of our acquisition of the Barwick and the Minnesota OSB facilities;

•	further delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility;

•	our exposure to currency exchange risk;

•	the availability of adequate fiber supply or an increase in related costs;

•	increases in the open market price for wood fiber;

•	the effects of natural events that are beyond our control;

•	the impact of regulations relating to forest management practices;

•	the impact of increases in raw material costs;

•	the impact of mechanical breakdowns and maintenance shut-downs;

•	the impact of environmental, health, safety and other regulations;

•	the effect of work stoppages or other labour disruptions at our operations;

•	the impact of native land claims on our ability to ensure availability of adequate fiber supply;

•	the risks associated with international sales;

•	the risks related to our co-ownership arrangement for the High Level OSB facility; and

•	the risk that tax authorities will disagree with our tax positions.

Any forward-looking statements made by us or on our behalf are subject to these factors. These risks should be considered carefully, and readers are cautioned not to place undue reliance on our forward-looking statements. These factors and the other risk factors described in this Circular are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our future results. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For a further discussion of risks, see “Risk Factors.”

EXCHANGE RATE INFORMATION

In this Circular, except where otherwise indicated, all amounts are expressed in Canadian dollars, references to “Cdn$”, “$” and “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars. The following table sets forth the average inverse of the exchange rate for each of the five most recently completed financial years, calculated by using the average of the closing exchange rate of the Bank of Canada (the “Closing Rate”) on the last day of each month during the year, and sets forth the high and low exchange rates for each of the previous six months based on the inverse of the Closing Rate:

Annual Data	Average

2007	0.9309
2006	0.8816
2005	0.8255
2004	0.7686
2003	0.7141

Monthly Data	High	Low

May, 2008	1.0162	0.9811
April, 2008	0.9986	0.9771
March, 2008	1.0158	0.9742
February, 2008	1.0241	0.9832
January, 2008	1.0092	0.9681
December, 2007	1.0199	0.9803

On June 23, 2008, the Closing Rate was US$0.9844 = Cdn$1.00. Unless otherwise indicated, the exchange rate in this document used to translate U.S. dollars to Canadian dollars is the Closing Rate on such date.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These principles differ in certain material respects with accounting principles generally accepted in the United States (“U.S. GAAP”), as explained in note 27 to our annual audited consolidated financial statements as of and for the year ended December 31, 2007 and available at www.sedar.com. In connection with the implementation of the Recapitalization, we intend to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate our obligation to file and furnish reports and other information with the SEC, but we will continue to file reports and other information with securities regulators in Canada. In connection therewith, we will no longer be required to reconcile our financial statements to U.S. GAAP.

Our consolidated financial statements in this Circular are presented on the assumption that we continue as a going concern. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption was not appropriate, adjustments would have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications. As of the date hereof, on account of our current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months, there is reasonable doubt about the appropriateness of using the going concern assumption. See “Risk Factors — Risks Relating to the Non-Implementation of the Recapitalization — We may be unable to continue as a going concern.”

The proposed Recapitalization is expected to result in a substantial realignment of our equity and non-equity interests, such that virtually all of the equity interests are acquired by non-equity interests. For financial accounting purposes, this reorganization creates, in substance, a “new reporting entity” and a need for “fresh start” accounting, establishing a new cost basis for the continuing entity.

AINSWORTH LUMBER CO. LTD.

NOTICE OF FIRST SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF COMMON SHARES OF AINSWORTH LUMBER CO. LTD.:

NOTICE IS HEREBY GIVEN that a special meeting (the “First Shareholders’ Meeting”) of the holders (the “Shareholders”) of the Common Shares (the “Existing Common Shares”) of Ainsworth Lumber Co. Ltd. (“Ainsworth” or the “Company”) will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on the 24th day of July, 2008 at 8:00 a.m. (Vancouver time) for the following purposes:

1. to consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Continuance Resolution”), the full text of which is set out in Appendix “A” to the accompanying management proxy circular (the “Circular”) of Ainsworth approving its transfer by way of continuance (the “Continuance”) from the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”) into the jurisdiction of Canada pursuant to Section 187 of the Canada Business Corporations Act, which Continuance is more particularly described in the Circular; and

2. to transact such other business as may properly come before the First Shareholders’ Meeting or any adjournment thereof.

A second meeting of the Shareholders will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on July 24, 2008. See “Notice of Second Special Meeting of Shareholders.” Certain of the matters to be considered at the second Shareholders’ meeting are subject to the prior approval of the Continuance Resolution.

The record date for entitlement to notice of the First Shareholders’ Meeting is June 18, 2008 (the “Record Date”). At the First Shareholders’ Meeting, each Shareholder as of the Record Date will have one vote for each Existing Common Share held as of the Record Date.

If a Shareholder does not hold the Existing Common Shares in his, her or its name, such Shareholder should contact his, her or its broker or other intermediary through which such Existing Common Shares are held to obtain a voting instruction form or a valid proxy.

The quorum for the First Shareholders’ Meeting is two persons present and being, or representing by proxy, Shareholders collectively holding not less than one twentieth of the Company’s issued Existing Common Shares entitled to be voted at the First Shareholders’ Meeting.

A Shareholder may attend the First Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy (printed on yellow paper) accompanying the Circular nominates D. Allen Ainsworth, or failing him, Brian E. Ainsworth, or failing both of them, Catherine E. Ainsworth, each a director and officer of the Company, as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

The vote required to pass the Continuance Resolution is the affirmative vote of at least 75% of votes cast by Shareholders present in person or represented by proxy at the First Shareholders’ Meeting and entitled to vote on such resolution.

Pursuant to Division 2 of Part 8 of the BCBCA, as modified by the Interim Order (as defined in the Circular), registered Shareholders will have the right to dissent in respect of the Continuance Resolution and, if the Continuance becomes effective, to be paid by Ainsworth the fair value of the Existing Common Shares in respect of which a registered Shareholder exercises the Continuance Dissent Right (as defined in the Circular). If a registered Shareholder wishes to dissent, a written notice of dissent must be received by Blake Cassels & Graydon LLP, Attention: William Sirett, 595 Burrard Street, Vancouver, British Columbia, V7X1L3 no later than 5:00 p.m. (Vancouver time) on July 22, 2008 (or, if the First Shareholders’ Meeting is

adjourned or postponed at such date and time as may be determined by an order of the Court). Details regarding the Continuance Dissent Right can be found in the accompanying Circular under “Description of the Recapitalization — The Continuance — Continuance Right of Dissent” and Appendix J, “Sections 237 — 247 of BCBCA.”

DATED at Vancouver, British Columbia, June 24, 2008.

By Order of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth (signed)
Chairman of the Board of Directors and
Chief Executive Officer of
Ainsworth Lumber Co. Ltd.

Whether or not Shareholders are able to be present at the First Shareholders’ Meeting, they are requested to vote following the instructions provided on the appropriate voting instruction card using one of the available methods. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 11:30 a.m. (Toronto time) on July 22, 2008 (or, in the event that the First Shareholders’ Meeting is adjourned or postponed, at such date and time as may be determined by an order of the Court), at the following address:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1

AINSWORTH LUMBER CO. LTD.

NOTICE OF ANNUAL AND SECOND SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF COMMON SHARES OF AINSWORTH LUMBER CO. LTD.:

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Second Shareholders’ Meeting”) of the holders (the “Shareholders”) of the Common Shares (the “Existing Common Shares”) of Ainsworth Lumber Co. Ltd. (the “Company”) will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on the 24th day of July, 2008 at 10:30 a.m. (Vancouver time) for the following purposes:

1. to consider, and, if deemed advisable, to pass, with or without variation, a resolution (the “By-Law Resolution”), the full text of which is set out in Appendix “B” to the accompanying management proxy circular (the “Circular”), approving By-law No. 1 of the Company in accordance with section 103(2) of the Canada Business Corporations Act (“CBCA”);

2. to elect directors to hold office until the next annual general meeting or until his or her respective successor is elected or appointed;

3. to appoint the auditor of the Company to hold office until the next annual meeting of shareholders;

4. to receive the financial consolidated statements for the year ended December 31, 2007 and the auditor’s report thereon;

5. to consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Shareholders’ Arrangement Resolution”), the full text of which is set out in Appendix “B” to the Circular, approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Circular; and

6. to transact such other business as may properly come before the Second Shareholders’ Meeting or any adjournment thereof.

A separate special meeting of the Shareholders will be held immediately prior to the Second Shareholders’ Meeting. The consideration of the By-Law Resolution and Shareholders’ Arrangement Resolution at the Second Shareholders’ Meeting are subject to the prior approval of certain matters at the first Shareholders’ meeting. See “Notice of First Special Meeting of Shareholders.”

The record date for entitlement to notice of the Second Shareholders’ Meeting is June 18, 2008 (the “Record Date”). At the Second Shareholders’ Meeting, each Shareholder as of the Record Date will have one vote for each Existing Common Share held as of the Record Date.

If a Shareholder does not hold the Existing Common Shares in his, her or its name, such Shareholder should contact his, her or its broker or other intermediary through which such Existing Common Shares are held to obtain a voting instruction form or a valid proxy.

The quorum for the Second Shareholders’ Meeting is two persons present and being, or representing by proxy, Shareholders collectively holding not less than one twentieth of the Company’s issued Existing Common Shares entitled to be voted at the Second Shareholders’ Meeting.

A Shareholder may attend the Second Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy (printed on blue paper) accompanying the Circular nominates D. Allen Ainsworth, or failing him, Brian E. Ainsworth, or failing both of them, Catherine E. Ainsworth, each a director and officer of the Company, as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

The By-Law Resolution must be approved at the Second Shareholders’ Meeting by not less than a simple majority of votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis.

The vote required to pass the Shareholders’ Arrangement Resolution is (i) the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution and (ii) a simple majority of votes cast by the Shareholders, present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis and excluding Existing Common Shares beneficially owned or over which control or direction is exercised by “interested parties” (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators) for purposes of the Arrangement. See “Information Concerning the Meetings — Quorum and Voting Requirements — Shareholders’ Meetings — Minority Approval.” The implementation of the Arrangement is subject to the approval of the Arrangement by the Noteholders of the Company at a separate meeting and approval of the Supreme Court of British Columbia. The hearing in respect of the Final Order is scheduled to be heard by the Honourable Mr. Justice Burnyeat at 9:00 a.m. (Vancouver time) or soon thereafter on July 25, 2008 at 800 Smithe Street, Vancouver, British Columbia, Canada.

Enclosed with the accompanying Circular for use by registered Shareholders is a Letter of Transmittal. The Letter of Transmittal, when properly completed and duly executed and returned to the Depositary Agent (as defined in the Circular), together with a certificate or certificates representing Existing Common Shares and all other required documents, will enable each registered Shareholder to obtain certificates representing the New Common Shares (as defined in the Circular) and the Shareholder Warrants (as defined in the Circular) which the registered Shareholder is entitled to receive under the Recapitalization.

DATED at Vancouver, British Columbia, June 24, 2008.

By Order of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth (signed)
Chairman of the Board of Directors and
Chief Executive Officer of
Ainsworth Lumber Co. Ltd.

Whether or not Shareholders are able to be present at the Second Shareholders’ Meeting, they are requested to vote following the instructions provided on the appropriate voting instruction card using one of the available methods. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 11:30 a.m. (Toronto time) on July 22, 2008 (or, in the event that the Second Shareholders’ Meeting is adjourned or postponed, at such date and time as may be determined by an order of the Court), at the following address:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1

AINSWORTH LUMBER CO. LTD.

NOTICE OF MEETING OF NOTEHOLDERS

TO HOLDERS OF THE FOLLOWING SECURITIES OF AINSWORTH LUMBER CO. LTD.:

Senior Unsecured Floating Rate Notes due October 1, 2010
7.25% Senior Unsecured Notes due October 1, 2012
Senior Unsecured Floating Rate Notes due April 1, 2013
6.75% Senior Unsecured Notes due March 15, 2014
6.75% Senior Unsecured Notes due March 15, 2014

(collectively, the “Existing Notes”)

NOTICE IS HEREBY GIVEN that, pursuant to an order of the British Columbia Supreme Court (the “Court”) dated June 20, 2008, a meeting (the “Noteholders’ Meeting”) of the registered holders of the Existing Notes (the “Noteholders”) of Ainsworth Lumber Co. Ltd. (the “Company”) will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on the 24th day of July, 2008, at 11:30 a.m. (Vancouver time) for the following purposes:

1. to consider, and, if deemed advisable, to pass, with or without variation, a resolution (the “Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix “C” to the accompanying management proxy circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2. to transact such other business as may properly come before the Noteholders’ Meeting or any adjournment thereof.

The record date for entitlement to notice of the Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as June 18, 2008 (the “Record Date”). At the Noteholders’ Meeting, each Noteholder as of the Record Date will have one vote for each US$1.00 principal amount of Existing Notes held as of June 18, 2008.

Subject to any further order of the Court, the Court has set the quorum for the Noteholders’ Meeting as the presence, in person or by proxy, of one or more persons entitled to vote at the Noteholders’ Meeting.

A Noteholder may attend the Noteholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy (printed on pink paper) accompanying the Circular nominates D. Allen Ainsworth, or failing him, Brian E. Ainsworth, or failing both of them, Catherine E. Ainsworth, each a director and officer of the Company, as proxyholders. A Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the form of proxy or in the applicable voting instruction form received from its broker or other intermediary. Persons appointed as proxyholders need not be Noteholders.

Beneficial owners of Existing Notes should receive a voting instruction card with this Circular. If no such voting information is enclosed, contact your broker or other intermediary.

Subject to any further order of the Court, the vote required to pass the Noteholders’ Arrangement Resolution is the affirmative vote of at least two-thirds of the votes cast by Noteholders, voting together as a single class, present in person or represented by proxy at the Noteholders’ Meeting and entitled to vote on the Noteholders’ Arrangement Resolution. The implementation of the plan of arrangement, which is attached as Appendix “E” to the Circular, is subject to the approval of certain actions by the shareholders of the Company at separate meetings and the approval of the Court. The hearing in respect of the Final Order is scheduled to be heard by the Honourable Mr. Justice Burnyeat beginning at 9:00 a.m. (Vancouver time) or soon thereafter on July 25, 2008, at 800 Smithe Street, Vancouver, British Columbia, Canada.

DATED at Vancouver, British Columbia, June 24, 2008.

By Order of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth (signed)
Chairman of the Board of Directors and
Chief Executive Officer of
Ainsworth Lumber Co. Ltd.

Whether or not Noteholders are able to be present at the Noteholders’ Meeting, they are requested to vote by following the instructions provided on the accompanying proxy or voting instruction card. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 11:30 a.m. (Toronto time) on July 22, 2008 (or, in the event that the Noteholders’ Meeting is adjourned or postponed, at such date and time as may be determined by an order of the Court) at the following address:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario, Canada
M5J 2Y1

If Noteholders have any questions about obtaining and completing proxies, they should contact Global Bondholder Services Corporation, the Information and Tabulation Agent for the Notes, at (212) 430-3774 or toll free at (866) 952-2200 or at 65 Broadway — Suite 723, New York, New York 10006, Attention: Corporate Actions.

SUMMARY

This summary highlights selected information from this Circular to help Securityholders understand the Recapitalization. Securityholders should read this Circular carefully in its entirety to understand the terms of the Recapitalization as well as tax and other considerations that may be important to them in deciding whether to approve the Recapitalization. Securityholders should pay special attention to the “Risk Factors” section of this Circular. The following summary is qualified in its entirety by reference to the detailed information (including pro forma financial information) contained in this Circular. Capitalized terms used herein, and not otherwise defined, have the meanings ascribed to them in the Glossary.

References to “Ainsworth”, the “Company”, “we”, “our” and “us” refer to Ainsworth Lumber Co. Ltd. and all of its subsidiaries.

AINSWORTH

Ainsworth Lumber Co. Ltd. is a company amalgamated under the laws of British Columbia. The Company is a leading manufacturer of engineered wood products, including OSB. The Company is the issuer of the Existing Common Shares, which are listed on the TSX, and the Existing Notes. The registered and principal offices of the Company are located at Suite 3194, Bentall 4, 1055 Dunsmuir Street, P.O. Box 49307, Vancouver, BC, Canada, V7X 1L3.

THE RECAPITALIZATION

This Circular describes the proposed Recapitalization. The Recapitalization will be considered by the Noteholders and the Shareholders at their respective Meetings called for that purpose. If completed as contemplated, the Recapitalization will result in a number of significant changes to the capital structure and control of the Company, as more particularly described in this Circular.

BACKGROUND TO THE RECAPITALIZATION

Since 2006, the Company has faced increasingly challenging business conditions. The demand for and price of its principal product, OSB, has experienced a steep decline and the strong Canadian dollar has amplified the effect of that decline. The poor U.S. housing market coupled with recent and scheduled additions to the industry’s OSB production capacity further challenge the OSB market. New home construction and new home sales in the U.S., the Company’s largest market, continue to be sharply reduced compared to prior periods, depressing customer demand for OSB. The combined effect of these conditions has presented the Company with the prospect of a protracted weak demand and pricing environment. On an annual basis, market prices reported by Random Lengths Publications, Inc. in the North Central region were US$161 per msf in 2007, representing a decline of 26% from US$218 per msf in 2006 and a decline of 50% from US$320 per msf in 2005. In addition, from January 1, 2005 through January 1, 2008, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.1769 or 21.26%.

Due to the challenging market conditions, Ainsworth suspended OSB production at its Grand Rapids and Cook facilities in Minnesota effective September 22, 2006, for an indefinite period. Production resumed on March 21, 2007 at the Cook facility, but both the Company’s Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter of 2007, the Company also announced the indefinite closure, effective December 20, 2007, of its jointly-owned OSB facility at High Level. The closure was due to operating losses arising from continued depressed OSB prices, high freight costs to key markets, local electricity and taxation rates, reduced customer demand due to the severe decline in North American housing starts and the stronger Canadian dollar. The Company’s other OSB facilities were also closed from December 24, 2007 through January 1, 2008. On January 16, 2008 the Company indefinitely curtailed production at its Cook OSB facility and announced that production would resume when warranted by improved market conditions. In addition, in January and February 2008 Ainsworth announced additional curtailments at its Grande Prairie and 100 Mile House OSB mills.

As a result of all these events, Ainsworth’s financial condition is deteriorating and it faces the prospect of being unable to meet its obligations to creditors in the foreseeable future. For this reason, the Company has been forced to consider a broad range of alternatives to address its capital structure and enhance liquidity.

In December of 2007, Ainsworth commenced discussions with holders of approximately 33% of the Existing Notes to determine whether the Existing Notes could be restructured in such a way as to improve the Company’s liquidity during the predicted period of reduced demand and pricing for its products. Barclays Capital Inc. (“Barclays”) was retained to provide financial advice on the restructuring to Ainsworth. On February 15, 2008, Ainsworth commenced an exchange offer whereby holders of the Existing Notes were offered new notes that had terms which would provide Ainsworth with the capital structure and the additional funding for the liquidity it was seeking. Holders of 33% of the Existing Notes entered into a support agreement whereby they agreed to tender their notes to the offer. That support agreement was conditioned on at least 50.1% of the holders of Existing Notes agreeing to tender. On March 15, 2008, the Company announced that the exchange offer was not successful. However, the process did result in constructive dialogue with Noteholders and the Company and Barclays continued to evaluate various alternatives. The Company retained UBS Securities Canada Inc. (“UBS”) to assist it with these discussions and provide financial advice with respect to restructuring the Company’s balance sheet and addressing the Company’s liquidity needs. Alternatives considered included non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The Recapitalization has been negotiated with a variety of Securityholders to enable the Company to normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all Securityholders.

EFFECT OF THE RECAPITALIZATION

The Recapitalization will accomplish a significant de-levering of Ainsworth’s balance sheet. Ainsworth’s total debt (consisting of senior unsecured notes, term loans and equipment and financing loans) will be reduced from US$985 (Cdn$1,012) million, as at March 31, 2008, to approximately US$521 (Cdn$536) million, reducing annual interest expense from approximately Cdn$66 million to approximately Cdn$49 million. Under the Recapitalization, Ainsworth will also receive a substantial infusion of cash from the issuance of US$200 million aggregate principal amount of New Notes. Management believes that the debt reduction and capital infusion will improve Ainsworth’s ability to manage the effects of the ongoing downturn in the U.S. housing market and its ability to attract and retain employees, customers and suppliers without having to pursue other alternatives that could include the sale of core assets or non-consensual proceedings under creditor protection legislation. The successful implementation of the Recapitalization is expected to be a significant positive step in assisting the Company in stabilizing its operations. If the Recapitalization or another alternative transaction to address the Company’s liquidity needs is not completed by the end of July 2008, the Company may not be able to pay the interest on certain series of the Existing Notes when such interest becomes due.

The following table shows the effect of the Recapitalization on the Company’s consolidated capital structure:

		Pro Forma(1)(2)
		After
	March 31, 2008	Recapitalization
	($ in millions, except ratios and percentages)
	(unaudited)	(unaudited)

Long-term debt, including current portion	1,012	536
Shareholders’ (deficiency) equity	(75)	410
Total capitalization(3)	937	946
Debt/Equity	(13.5)	1.3
Debt as a percentage of total capitalization	108%	57%

(1)	See “Unaudited Pro Forma Consolidated Balance Sheet.”

(2)	The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars based on the Closing Rate on March 31, 2008.

(3)	Includes long-term debt, including current portion plus Shareholders’ (deficiency) equity, but excludes accounts payable, accrued liabilities, future income taxes, and accrued pension and reforestation obligations.

See “Ainsworth Before the Recapitalization.”

DESCRIPTION OF THE RECAPITALIZATION

The Continuance

As the initial step in the Recapitalization, Ainsworth intends to transfer by way of continuance from being organized under the BCBCA to being organized under the CBCA. The articles of Ainsworth following the Continuance will be substantially the same as the form attached as Schedule “A” to Appendix “A”. In connection with the Continuance, Ainsworth will amend its authorized capital to create an unlimited number of New Common Shares and re-designate the Series 3 Preferred Shares as Series 1 Preferred Shares. The authorized share capital of the Company after the Continuance will be comprised of:

(i) 100,000,000 Existing Common Shares;

(ii) an unlimited number of New Common Shares; and

(iii) an unlimited number of Preferred Shares, of which 5,000,000 shall be designated as Series 1 Preferred Shares.

The Plan of Arrangement provides that after the issuance of New Common Shares pursuant to the Plan of Arrangement, the authorized share capital will be amended to eliminate the Existing Common Shares.

There will be no change in the name of Ainsworth, its directors and officers or its registered and records office as a result of the Continuance. However, a new board of directors will be appointed pursuant to the Arrangement. See “Description of the Recapitalization — The Arrangement — Appointment of the New Board.”

The rights and privileges of shareholders of a corporation governed by the CBCA are, in many instances, comparable to those of shareholders of a corporation governed by the BCBCA. However, there are some important differences. In particular, important differences in respect of shareholder rights include such matters as thresholds for approving special resolutions, matters requiring approval by special resolution, voting rights, requisition of meetings and standing to bring derivative actions or oppression actions. For details regarding the differences in shareholder rights, see “Securityholders’ Rights.”

The Continuance Resolution must be approved by at least 75% of the votes cast by Shareholders present in person or represented by proxy at the First Shareholders’ Meeting. If the Continuance Resolution is not approved at the First Shareholders’ Meeting, Ainsworth will not submit the Shareholders’ Arrangement Resolution, the By-Law Resolution or the Noteholders’ Arrangement Resolution to votes of Shareholders and Noteholders, respectively, and will, in accordance with the Noteholder Support Agreement, commence a proceeding under the CCAA and proceedings under the United States Bankruptcy Code in order to implement the Recapitalization. Members of the Ainsworth family, holding approximately 58% of the Existing Common Shares, and Grant Forest Products Corp., holding approximately 34% of the Existing Common Shares, have entered into support agreements under which they have agreed to vote their Existing Common Shares in favour of the Continuance Resolution, the By-Law Resolution and the Shareholders’ Arrangement Resolution.

As a result of the Continuance the voting approval threshold for a special resolution of shareholders of the Company will be brought into line with the preponderance of Canadian public corporations by lowering it from 75% of those voting in person or represented by proxy on a matter to two-thirds of those voting in person or represented by proxy. With respect to the Recapitalization, the approval of the Continuance Resolution by the Shareholders will have the effect of lowering the voting approval threshold for the Noteholders’ Arrangement Resolution from (x) 75%, and a majority in number, of those voting in person or represented by proxy at the Noteholders’ Meeting to (y) two-thirds of those voting in person or represented by proxy at the meeting.

For details regarding the Continuance, see “Description of the Recapitalization — The Continuance.”

Continuance Right of Dissent

Pursuant to Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, Registered Shareholders will have the right to dissent in respect of the Continuance Resolution and, if the Continuance becomes effective, to be paid by Ainsworth the fair value of the Existing Common Shares held by the Continuance Dissenting Shareholders. If a Registered Shareholder wishes to dissent, a written notice of dissent must be received by Blake Cassels & Graydon LLP, Attention: William Sirett, 595 Burrard Street, Vancouver, British Columbia,

V7X 1L3 no later than 5:00 p.m. (Vancouver time) on July 22, 2008 (or, if the First Shareholders’ Meeting is adjourned or postponed, no later than 5:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the date of the adjourned or postponed First Shareholders’ Meeting).

Failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of the Continuance Dissent Right. Continuance Dissenting Shareholders should note that the exercise of the Continuance Dissent Right can be a complex, time-consuming and expensive process and it is suggested that any Registered Shareholder wishing to exercise the Continuance Dissent Right seek his or her own independent legal advice. For details regarding the Continuance Dissent Right, see “Description of the Recapitalization — The Continuance — Continuance Right of Dissent” and Appendix J, “Sections 237 — 247 of BCBCA.”

Approval of By-Law No. 1

As a result of the Continuance it will be necessary for the Company to adopt By-laws to govern the administration of the Company. The By-laws of a company organized under the CBCA are equivalent to the articles of a company organized under the BCBCA. Subject to the completion of the Continuance, the Board intends to adopt By-Law No. 1, substantially in the form attached as Appendix “K”. At the Second Shareholders’ Meeting, Shareholders will be requested to confirm the adoption of By-Law No. 1 by ordinary resolution. For details regarding the differences between the current articles of the Company and By-Law No. 1, see “Securityholders’ Rights — New Articles and By-Laws”.

The By-Law Resolution (the full text of which is set out in Appendix “B”) must be approved at the Second Shareholders’ Meeting by not less than a simple majority of votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis.

See “Description of the Recapitalization — Approval of By-Law No. 1.”

The New Note Private Placement

As part of the Recapitalization, the Company will offer US$200 million aggregate principal amount of New Notes to Qualifying Noteholders in the New Note Private Placement. As described below, each Qualifying Noteholder that subscribes for up to a maximum of its Pro Rata Share of New Notes in the New Note Private Placement will, as additional consideration for the settlement of its Existing Notes, be allocated its Qualifying Noteholder Pro Rata Share of 35% of the New Common Shares on a Fully Diluted Basis. See “Description of the Recapitalization — The New Note Private Placement.”

The New Notes and the Rollover Notes will be one series of notes. As such, the terms of the New Notes will be identical to the terms of the Rollover Notes. See “Description of the Notes.”

Backstop Commitment

The Initial Backstop Parties have entered into a Backstop Commitment with the Company, pursuant to which the Initial Backstop Parties will acquire any of the New Notes not otherwise purchased by Qualifying Noteholders in the New Note Private Placement. As consideration for the Backstop Commitment, the Company will pay the Initial Backstop Parties: (i) a commitment fee in the aggregate amount of 3% of the New Notes (US$6 million) and (ii) a cash payment sufficient to cover all costs and expenses including all professional fees and expenses incurred by such parties in connection with the negotiation and implementation of the Recapitalization. The Backstop Parties will also receive 10% of the New Common Shares on a Fully Diluted Basis and the Initial Backstop Parties, who hold 57% of the Existing Notes, will receive 5% of the New Common Shares on a Fully Diluted Basis as additional consideration for the settlement of their Existing Notes. The Backstop Commitment also provides for a termination fee in the amount of US$20 million to be paid to the Backstop Parties in the event that the Board accepts a Superior Proposal or the Company ceases to pursue or support the Recapitalization in accordance with the Backstop Commitment for any other reason whatsoever. Eligible Qualifying Noteholders may join the Backstop Commitment prior to the Additional Backstop Participation Deadline. See “Description of the Recapitalization — Backstop Commitment.”

Noteholder Support Agreement

Noteholders holding approximately 80% of the Total Existing Note Value have signed a Noteholder Support Agreement and agreed to support the Recapitalization by, among other things: (a) voting or causing to be voted all of the Existing Notes legally or beneficially owned or controlled by them in favour of the Recapitalization and the Plan of Arrangement; (b) supporting the approval of the Plan of Arrangement as promptly as practicable by the Court; and (c) executing any and all documents and performing any and all commercially reasonable acts required by the Noteholder Support Agreement to satisfy all of their obligations thereunder. Ainsworth intends to continue to solicit additional support for the Recapitalization. See “Noteholder Support Agreement.”

The Arrangement

Treatment of Noteholders

All accrued and unpaid interest on the Existing Notes up to and including March 31, 2008 will be paid in cash.

On the Completion Date, in full settlement of the Existing Notes and the Indentures and all obligations thereunder, Noteholders will receive (allocated first towards the repayment of principal of Existing Notes):

(i) US$150 (Cdn$152) million aggregate principal amount of Rollover Notes; and

(ii) 96% of the New Common Shares on a Fully Diluted Basis: 46% of the New Common Shares on a Fully Diluted Basis will be allocated Pro Rata to all Noteholders, 35% of the New Common Shares on a Fully Diluted Basis will be allocated to Qualifying Noteholders based on their respective Qualifying Noteholder Pro Rata Share, 5% of the New Common Shares on a Fully Diluted Basis will be allocated to the Initial Backstop Parties and 10% of the New Common Shares on a Fully Diluted Basis will be allocated to the Backstop Parties in accordance with their Backstop Party Pro Rata Share.

Each Significant Noteholder will receive Noteholder Warrants in lieu of any New Common Shares in excess of 24.9% of the New Common Shares that are issued and outstanding as of the Completion Time that such Significant Noteholder would otherwise be entitled to receive pursuant to the Plan of Arrangement. Each Noteholder Warrant will (subject to anti-dilution provisions) be exercisable at any time and from time to time for one New Common Share without payment of further consideration. See “Description of the Recapitalization — The Arrangement — Treatment of Securityholders — Noteholders.”

Pursuant to the Plan of Arrangement, the Existing Notes will be irrevocably and finally cancelled on the Completion Date and the Indentures shall be terminated.

No fractional New Common Shares, Noteholder Warrants, Shareholder Warrants or Rollover Notes will be issued as part of the Arrangement. See “Description of the Recapitalization — The Arrangement — Fractional Interests.”

Treatment of Shareholders

On the Completion Date, in exchange for the Existing Common Shares, each Shareholder of record at the Effective Time will receive:

(i) its Shareholder’s Pro Rata Share of New Common Shares representing 4% of the New Common Shares on a Fully Diluted Basis (approximately 27.31 New Common Shares for each 100 Existing Common Shares);

(ii) its Shareholder’s Pro Rata Share of 8,695,652 Shareholder Warrants (approximately 59.36 Shareholder Warrants for each 100 Existing Common Shares); and

(iii) its NLP Right.

and all entitlements relating to the Existing Common Shares will be irrevocably and finally cancelled and extinguished.

No fractional New Common Shares or Shareholder Warrants will be issued as part of the Arrangement. See “Description of the Recapitalization — The Arrangement — Fractional Interests.”

Arrangements with Term Lenders

In connection with the Recapitalization, the Company’s credit facilities will be amended to permit the Recapitalization and to modify the covenants thereunder to accommodate the Company’s post-Recapitalization business. See “Description of the Recapitalization — The Arrangement — Arrangements with Term Lenders.”

Appointment of the New Board

The New Board as of the Completion Date will be comprised of seven directors appointed under the Plan of Arrangement. The current Board will determine one of the nominees to the New Board, provided that such nominee is an Independent Director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee. Of the remaining six directors, five will be acceptable to HBK Master Fund L.P. and Tricap Partners II L.P., and one will be acceptable to the Additional Noteholder Committee. A majority of the directors will be Independent Directors and in accordance with the CBCA at least 25% of the directors will be resident Canadians.

On or before July 18, 2008, the Company, together with the Initial Backstop Parties, will announce by way of press release, which press release will be incorporated by reference herein, the proposed directors for the New Board. The New Board will be appointed pursuant to the Plan of Arrangement.

See “Description of the Recapitalization — The Arrangement — Appointment of the New Board.”

Shareholders’ Agreement

HBK Master Fund L.P. and Tricap Partners II L.P. have entered into a shareholders’ agreement with the Company (the “Shareholders’ Agreement”) which provides among other things, that the Articles of Arrangement shall fix the number of directors constituting the New Board at seven and that HBK Master Fund L.P. or any of its affiliates shall have certain exchange rights which permit it to exchange any New Common Shares for warrants immediately exercisable for no additional consideration to acquire shares of the Company, on terms substantially identical to those set forth in the Noteholder Warrants. See “Description of the Recapitalization — Shareholders’ Agreement.”

Agreements Among Shareholders

The Company has been advised that HBK Master Fund L.P. and Tricap Partners II L.P. have entered into an agreement under which each of them has agreed that following the Recapitalization, they will support the election to the Board of a certain number of individuals designated by the other party as well as the appointment of one individual designated by the other party to each Board committee (each of which is to comprise of three Directors). The number of individuals that each party is entitled to designate for election to the Board will depend upon its beneficial ownership of New Common Shares, with HBK Master Fund L.P. being entitled to designate up to three individuals and Tricap Partners II L.P. being entitled to designate up to two individuals. Initially, HBK Master Fund L.P. will be entitled to designate three individuals for election to the Board and Tricap Partners II L.P. will be entitled to designate two individuals for election to the Board.

The Company has also been advised that each of HBK Master Fund L.P. and Tricap Partners II L.P. has separately agreed that following the Recapitalization, it will support the election to the Board of one individual designated by the Additional Noteholder Committee.

Securities Issued Under the Arrangement

Description of the New Common Shares

Ainsworth will be authorized to issue an unlimited number of New Common Shares. The holders of the New Common Shares will be entitled to one vote per share at meetings of shareholders, will be entitled to receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company and to receive dividends, if and when declared by the New Board, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, and to be provided with ten business days notice, by way of press release, advertisement or letter, in advance of the record date for any such dividend declared.

Description of the Shareholder Warrants

The Shareholder Warrants entitle the holders thereof to receive an aggregate of 8,695,652 New Common Shares (representing 8% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, or approximately 59.36 New Common Shares for 100 Existing Common Shares) if, on or prior to the Warrant Expiry Date, the then current market price of a New Common Share equals or exceeds a barrier price equal to US$1.20 billion divided by the number of New Common Shares outstanding as of the Completion Date on a Fully Diluted Basis, or if such barrier price is not met on or prior to the Warrant Expiry Date, an aggregate number of additional New Common Shares for all Shareholder Warrants representing 0.02% of the New Common Shares on a fully diluted basis. See “Description of the Recapitalization — Description of Securities issued under the Arrangement — Shareholder Warrants.”

Description of NLP Rights

The NLP Rights entitle those Registered Shareholders as of the Effective Date who duly deliver a Letter of Transmittal to receive their Shareholder’s Pro Rata Share of 30.2% of the Net Litigation Proceeds. NLP Rights will not be transferable except by operation of law or by testamentary will. NLP Rights are contingent on the outcome of the Litigation and there is no assurance as to the amount of proceeds, if any, that will be recovered from the Litigation or as to the time of such recovery. After receipt of Net Litigation Proceeds from the Company, the Depositary shall deliver the Shareholder’s Pro Rata Share of the Shareholder Litigation Share to those Registered Shareholders entitled thereto that have duly completed a Letter of Transmittal.

A Registered Shareholder as of the Effective Date may elect, by its Letter of Transmittal, not to receive an NLP Right. A Registered Shareholder who elects not to receive an NLP Right will not receive any compensation or payment in lieu of the foregone NLP Right.

Description of the Noteholder Warrants

The Noteholder Warrants are non-voting, unlisted warrants of the Company that are exercisable on a one-for-one basis for New Common Shares. Noteholder Warrants will be issued to Significant Noteholders in lieu of any New Common Shares in excess of 24.9% of the New Common Shares that are issued and outstanding as of the Completion Time that such Significant Noteholder would otherwise be entitled to receive pursuant to the Plan of Arrangement. Each Noteholder Warrant will (subject to anti-dilution provisions) be exercisable at any time and from time to time for one New Common Share without payment of further consideration. See “Description of the Recapitalization — Description of Securities Issued under the Recapitalization — Noteholder Warrants.”

Description of the Rollover Notes

As used in this summary, “we,” “our” and similar terms refer to Ainsworth Lumber Co. Ltd. and not any of its subsidiaries. The New Notes and the Rollover Notes will be one series of notes. As such, the terms of the New Notes will be identical to the terms of the Rollover Notes. See “Description of the Notes.”

Issuer	Ainsworth Lumber Co. Ltd.

Securities Offered	US$150 million aggregate principal amount of 11% senior unsecured notes due 2015, plus any Rollover Notes issued as paid-in-kind interest thereon.

Interest	Interest on the Rollover Notes will be payable semi-annually in arrears on June 30 and December 30, commencing on December 30, 2008. Interest on the Rollover Notes will accrue in an amount equal to (i) cash interest at the rate of 6% per annum plus (ii) PIK Interest at the rate of 5% per annum. The obligation to pay PIK Interest will be evidenced by increasing the principal amount of the Rollover Notes or by issuing additional Rollover Notes in an aggregate principal amount equal to the amount of interest then payable and otherwise due in accordance with clause (ii) of the preceding sentence. See “Description of the Notes — Principal Maturity and Interest.”

Maturity	The seventh anniversary of the Completion Date.

Voting	The Rollover Notes and the New Notes are a single class of securities under the indenture.

Ranking	The Rollover Notes will be senior unsecured obligations and will rank pari passu with all of our existing and future senior unsecured indebtedness and will rank senior to all existing and future subordinated indebtedness. As more particularly described in this Circular, the Rollover Notes will be fully and unconditionally guaranteed by certain of our present and future material subsidiaries and such guarantees by our subsidiaries will rank pari passu with all of the existing and future senior unsecured indebtedness of such subsidiaries. The Rollover Notes will be effectively subordinated to our existing and future permitted secured indebtedness, as well as the existing and future permitted secured indebtedness of our subsidiaries which are required to provide guarantees, in each case only to the extent of the value of the assets securing such indebtedness. As of March 31, 2008, after giving effect to the Recapitalization, we estimate that we and our subsidiaries would have had US$521 (Cdn.$536) million of total long-term debt, of which US$144.9 (Cdn.$148.9) million would have been secured, including US$102.6 (Cdn.$105.4) million of borrowings under our credit facility and US$42.3 (Cdn.$43.5) of borrowings under the Merrill Lynch Facility.

Subsidiary Guarantees	Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered, LLC, each a North American Restricted Subsidiary (as defined below under “Description of the Notes — Certain Definitions”), will fully and unconditionally guarantee the Rollover Notes on a joint and several basis. If we create or acquire a new North American Restricted Subsidiary, it will guarantee the Rollover Notes unless we designate such subsidiary as a Non-Guarantor Restricted Subsidiary (as defined below under “Description of the Notes — Certain Definitions”) under the indenture. See “Description of the Notes — Subsidiary Guarantees”.

Optional Redemption	During the twelve-month period commencing on the Completion Date, we may redeem some or all of the Rollover Notes at 105.0% of the principal amount plus accrued interest to, but not including, the date of redemption. During the twelve-month period commencing on the first anniversary of the Completion Date, we may redeem some or all of the Rollover Notes at 103.0% of the principal amount plus accrued interest to, but not including, the date of redemption. During the twelve-month period commencing on the second anniversary of the Completion Date, we may redeem some or all of the Rollover Notes at 101.0% of the principal amount plus accrued interest to, but not including, the date of redemption. Thereafter, we may redeem some or all of the Rollover Notes at 100% of the principal amount plus accrued interest to, but not including, the date of redemption. See “Description of the Notes — Redemption — Optional Redemption”.

Tax Indemnity and Redemption	We shall indemnify the holders of the Rollover Notes in respect of any withholding or deduction required in respect of taxes under any present or future applicable law subject to certain limitations. If we become obligated to withhold or deduct any amount in respect of taxes related to payments on the Rollover Notes as a result of changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the Rollover Notes at 100% of their principal amount plus accrued and unpaid interest to the redemption date. See “Description of the Notes — Redemption — Redemption for Changes in Canadian Withholding Taxes”.

Change of Control	If we experience a change of control, we must in certain circumstances offer to repurchase the Rollover Notes at 101% of their face amount, plus accrued interest to the date of repurchase. See “Description of the Notes — Offers to Repurchase by Ainsworth — Change of Control”.

Asset Sale Proceeds	We and our Restricted Subsidiaries will be permitted to make only limited asset sales. If we or our Restricted Subsidiaries engage in asset sales, we generally must within a period of time either invest the net cash proceeds from such sales in our business or prepay debt under our credit facilities. To the extent that any net cash proceeds greater than US$20.0 million remain, we must make an offer to purchase a principal amount of Notes equal to the excess net cash proceeds. The purchase price of such securities will be 100% of their principal amount, plus accrued interest. See “Description of the Notes — Offers to Repurchase by Ainsworth — Asset Sales”.

Restrictive Covenants of the Indenture	The indenture under which the Rollover Notes will be issued restricts our ability, among other things to:

• incur additional indebtedness;

• pay dividends and make distributions;

• make restricted payments;

• make certain investments;

• transfer or sell assets;

• create liens;

• enter into transactions with affiliates;

• issue or sell stock of subsidiaries;

• create dividend or other payment restrictions affecting Restricted Subsidiaries; and

• merge, consolidate, amalgamate with, or sell all or substantially all of our assets to another person.

These covenants contain important exceptions, limitations and qualifications. See “Description of the Notes — Certain Covenants”.

Transfer Restrictions	The Rollover Notes have not been, and will not be, registered under the 1933 Act or qualified under Canadian provincial or territorial securities legislation and may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act or the prospectus requirements of

Canadian provincial or territorial securities legislation. The Rollover Notes will be subject to additional transfer restrictions under the terms of the indenture under which they are issued. See “Certain Regulatory and Other Matters Relating to the Recapitalization”. We do not intend to list the Rollover Notes on any securities exchange, however we expect the Rollover Notes to be designated for trading in the PORTAL Market, a subsidiary of the Nasdaq Stock Market, Inc.

Management Agreements

Severance and Release Agreements

It is a condition of the Arrangement that the Company enter into severance and release agreements with six of its senior executives. The Severance Agreements will provide the Ainsworth Executive Group with severance payments in the aggregate amount of US$8 million. The Severance Agreements include mutual releases from the Ainsworth Executive Group and the Company from any and all actions, causes of action, suits, debts, dues, accounts, costs, legal costs, contracts, claims and demands of every nature or kind, statutory or otherwise. See “Description of the Recapitalization — Management Agreements — Severance and Release Agreements.”

Consulting Agreements

It is a condition of the Arrangement that each of the Ainsworth Consultants enter into consulting agreements with the Company. The Ainsworth Consultants will provide consulting services to the Company (a) for a period of one year following the Effective Date to assist in the transition of the management of the business and (b) to assist with respect to the Litigation. Each of the Ainsworth Consultants will receive compensation of US$500,000 for the above services. See “Description of the Recapitalization — Management Agreements — Consulting Agreements.”

Mutual Releases

Pursuant to the Mutual Releases, (i) the Company Released Parties will be released from all liabilities resulting from any act or omission prior to the Effective Date arising out of the Existing Notes, related guarantees, the Indentures, the Recapitalization, the Noteholder Support Agreement, the business and affairs of the Company, the Arrangement and any other proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; and (ii) the Noteholder Released Parties will be released from all liabilities resulting from any act or omission prior to the Effective Date relating to the Existing Notes, the Indentures, the Recapitalization, the Noteholder Support Agreement, the Arrangement and any other matter relating to or proceedings commenced with respect to the Plan of Arrangement and the Recapitalization, subject in each case to certain exceptions set out in the Mutual Releases.

THE MEETINGS

Pursuant to the Interim Order, the Company has called the Noteholders’ Meeting and the Shareholders’ Meetings to consider and, if, deemed advisable, to pass the Recapitalization Resolutions approving various aspects of the Recapitalization. The Meetings will be held at the following place, dates and times:

Meeting	Time and Date	Place

First Shareholders’ Meeting	8:00 a.m. (Vancouver time), July 24, 2008	The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia

Second Shareholders’ Meeting	10:30 a.m. (Vancouver time), July 24, 2008	The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia

Noteholders’ Meeting	11:30 a.m. (Vancouver time), July 24, 2008	The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia

The quorum for the Shareholders’ Meetings is the presence of two or more persons present in person, each being a Shareholder entitled to vote or a duly appointed proxyholder, and collectively holding or representing not less than one-twentieth of the total number of Existing Common Shares. Only persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meetings or to submit a proxy in respect thereof.

Subject to any further order of the Court, the Court has set the quorum for the Noteholders’ Meeting as the presence, in person or by proxy, of one or more persons entitled to vote at the Noteholders’ Meeting. Only persons who are Registered Noteholders or proxyholders on the Record Date are entitled to attend and vote at the Noteholders’ Meeting or to submit a proxy in respect thereof.

Non-Registered Holders who hold their Existing Notes and/or Existing Common Shares in the name of an intermediary or in the name of a depositary such as DTC or CDS will receive either a voting instruction form or a form of proxy. Non-Registered Holders must complete and sign the voting instruction form or form of proxy and return it in accordance with the directions set out on such form. If a Non-Registered Holder desires to attend the Meetings in person, as applicable, it must follow the procedures set out under “Information Concerning the Meetings — Non-Registered Holders.”

Noteholders who have questions or require further information on how to submit their vote at the Meetings are encouraged to speak with their brokers and intermediaries, or to contact Global Bondholder Services Corporation, the Information and Tabulation Agent for the Notes, at (212) 430-3774, toll free at (866) 952-2200 or at 65 Broadway — Suite 723, New York, New York 10006, Attn: Corporate Actions.

Securityholder Approvals

Shareholders are entitled to one vote for each Existing Common Share held as of the Record Date (spoiled, invalid or illegible ballots or abstentions not being counted).

The Continuance Resolution (the full text of which is set out in Appendix “A”) must be approved by not less than 75% of the votes cast by the Shareholders present in person or represented by proxy at the First Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis.

The By-Law Resolution (the full text of which is set out in Appendix “B”) must be approved at the Second Shareholders’ Meeting by not less than a simple majority of votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis.

The election of directors will be by resolution of the Shareholders. The Board of Directors unanimously recommends that Shareholders vote for the nominees of management named herein under “Election of Directors” for election as directors for the election to be held at the Second Shareholders’ Meeting. The ten nominees with the greatest number of votes cast by the Shareholders at the Second Shareholders’ Meeting will, subject to the approval of the Recapitalization Resolutions and completion of the Arrangement hold office until the Completion Date, or if the Arrangement is not completed until the next annual meeting or until his or her successor is elected or appointed.

The appointment of the auditor of the Company will be by resolution of the Shareholders. The Board of Directors unanimously recommends that Shareholders vote for Deloitte & Touche LLP Chartered Accountants, as the auditor of the Company. If more than one auditor is nominated at the Second Shareholders’ Meeting, the auditor with the greatest number of votes cast by the Shareholders at the Second Shareholders’ Meeting and entitled to vote on such resolution will hold office until the next annual general meeting.

The Shareholders’ Arrangement Resolution (the full text of which is set out in Appendix “B”) must be approved by not less than (i) two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis, and (ii) a simple majority of votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis and excluding Existing Common Shares beneficially owned or over which control or direction is exercised by “interested parties” (as defined in MI 61-101) for purposes of the Arrangement. See “Information Concerning the Meetings — Quorum and Voting Requirements — Shareholders’ Meetings — Minority Approval.” The policies of the TSX require that the Shareholders approve the Recapitalization since it involves, among other things, a change of control. Members of the Ainsworth family holding approximately 58% of the Existing Common Shares and Grant Forest Products Corp., holding approximately 34% of the Existing Common Shares, have entered into support agreements under which they have agreed to vote their Existing Common Shares in favour of the Continuance Resolution, the By-Law Resolution and the Shareholders’ Arrangement Resolution. For a summary of the terms of the shareholder support agreements, see “Shareholder Support Agreements.”

The Interim Order specifies that all Noteholders as of the Record Date shall vote as one class for the purposes of voting on the Noteholders’ Arrangement Resolution (the full text of which is set out in Appendix “C” to this Circular). The Interim Order also provides that, subject to any further order of the Court, in order for the Noteholders’ Arrangement Resolution to be passed by the Noteholders at the Noteholders’ Meeting, at least two-thirds of the votes cast by Noteholders present in person or represented by proxy at the Noteholders’ Meeting must vote in favour of the Noteholders’ Arrangement Resolution. This voting approval threshold is lower than it would be if the Company did not effect the Continuance and instead effected the arrangement under the BCBCA. See “Description of the Recapitalization — The Continuance.” As of the date hereof, Noteholders holding approximately 80% of the Total Existing Note Value have agreed to support the Recapitalization and have agreed to vote in favour of the approval, consent, ratification and adoption of the Recapitalization and the Plan of Arrangement (and any actions required in furtherance thereof) including the Noteholders’ Arrangement Resolution. For a summary of the terms of the Noteholder Support Agreement, see “Noteholder Support Agreement.”

Court Approval of Plan of Arrangement

The implementation of the Plan of Arrangement is subject to among other things, approval of the Court. Prior to the mailing of this Circular, the Company filed an application for approval of the Arrangement and obtained the Interim Order, a copy of which is attached as Appendix “F” to this Circular.

Following approval of the Noteholders’ Arrangement Resolution at the Noteholders’ Meeting and the Shareholders’ Arrangement Resolution at the Second Shareholders’ Meeting, the Company intends to apply for the Final Order. A copy of the Notice of Hearing of Petition is attached as Appendix “G” to this Circular. The hearing in respect of the Final Order is scheduled to take place on July 25, 2008 at 9:00 a.m. (Vancouver time) or soon thereafter before the Honourable Mr. Justice Burnyeat at 800 Smithe Street, Vancouver, British Columbia, Canada. At the hearing, any Securityholder or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors for the Company an Appearance and satisfying any other requirements of the Court as provided in the Interim Order or otherwise. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement, and the approval of each of the Noteholders’ Arrangement Resolution at the Noteholders’ Meeting and the Shareholders’ Arrangement Resolution at the Second Shareholders’ Meeting.

The Final Order shall provide that the releases described in sections 5.2 and 5.3 of the Plan of Arrangement shall be binding on certain parties as contemplated by the Plan of Arrangement. See “Description of the Recapitalization — Mutual Releases.”

Conditions to the Arrangement Becoming Effective

The following are the conditions to the Arrangement becoming effective:

(a) the Credit Agreements shall have been amended to permit the Recapitalization;

(b) the Company will have completed a U.S. reorganization, including the following steps:

•	Ainsworth will form a 100% owned manager-managed limited liability company under the laws of the State of Delaware. The majority of the managers will be resident in the United States;

•	Ainsworth Engineered (USA), LLC will sell all of its assets other than Ainsworth Engineered (USA) LLC’s current legal action against Potlatch Corporation to the new LLC in exchange for a non-interest-bearing demand note and the assumption of the liabilities of Ainsworth Engineered (USA), LLC; and

•	Ainsworth Engineered (USA), LLC will be wound-up into Ainsworth and in the course of such winding-up, it will distribute its remaining property to Ainsworth;

(c) the Continuance must be approved by the Shareholders and be completed;

(d) subject to any further order of the Court, the Plan of Arrangement must be submitted to the Noteholders and Shareholders for their approval and must be approved in the manner set forth in the Interim Order;

(e) the Final Order must be obtained in form and substance satisfactory to the Company and the Initial Backstop Parties, acting reasonably;

(f) Articles of Arrangement must be filed with the Director;

(g) the Consulting Agreements and Severance Agreements shall have been executed and delivered by all the parties thereto;

(h) the Goldman Consent and Amendment shall have been executed and delivered and all arrangements, agreements and steps (all in form and substance satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement)) necessary to provide any additional or supplemental security pursuant to the Goldman Consent and Amendment have been completed or shall be capable of completion in accordance with the terms of the Goldman Consent and Amendment;

(i) no action shall have been instituted and be continuing on the Completion Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Recapitalization and no cease trading or similar order with respect to any securities of the Company shall have become effective or threatened;

(j) the Note Trustee shall not have objected in any respect to, or taken any action that would or could adversely affect, the Recapitalization nor shall the Note Trustee have taken any action that challenges the validity or effectiveness of the procedures used by the Company in effecting the Recapitalization;

(k) the Company shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization;

(l) Continuance Dissent Rights shall not have been exercised with respect to more than 5% of the Existing Common Shares;

(m) all applicable governmental, regulatory and judicial consents, and any other third party consents, shall have been obtained;

(n) the closing of subscriptions for New Notes including payment by the subscribers for the New Notes of US$200 million in the aggregate in exchange for the New Notes; and

(o) all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement) including, certain other agreements, consents and other documents specified in the Noteholder Support Agreement.

See “Description of the Recapitalization — Conditions to the Arrangement Becoming Effective.”

Fairness Opinion and CBCA Opinion

In connection with the Recapitalization, the Board of Directors received a written opinion from Ainsworth’s financial advisor, UBS, as to certain matters related to the Recapitalization (the “Fairness Opinion”). In addition, the Board of Directors has commissioned an opinion from UBS in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 — Policy Concerning Arrangements under Section 192 of the CBCA dated November 7, 2003 (the “CBCA Opinion”). See “Description of the Recapitalization-Fairness Opinion and CBCA Opinion”. The full texts of the opinions are attached hereto as Appendix “H” and Appendix “I” to this Circular, respectively, and should be read in their entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by UBS in providing its opinions.

Independent Committee

The Board of Directors appointed an Independent Committee, consisting of Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green and Gordon Lancaster, to review the terms of the Recapitalization and to provide a recommendation to the Board with respect to the Recapitalization. The Independent Committee met frequently to consider the terms of the proposed Recapitalization. It received advice from its independent counsel, Lawson

Lundell LLP, from Ainsworth’s counsel, Blake, Cassels & Graydon LLP, and from Ainsworth’s financial advisor, UBS. As a result of its detailed discussions and after careful consideration of relevant matters, the Independent Committee unanimously recommended to the Board of Directors that the Board approve the Recapitalization and recommend that Securityholders vote in favour of the Recapitalization Resolutions.

Recommendation of the Board of Directors

After careful consideration of, among other things, the steep decline in the demand for and price of OSB, the strong Canadian dollar, the poor U.S. housing market, scheduled additions to the industry’s OSB production, reductions in new home construction and new home sales in the U.S., the recommendation of the Independent Committee and the Opinions, the Board of Directors has unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals. The Board also considered various factors including challenges in servicing and repaying the Company’s existing debt. Further, the Board took note of the fact that Noteholders holding approximately 80% of the Total Existing Note Value have executed the Noteholder Support Agreement and Shareholders representing approximately 58% of the issued and outstanding Existing Common Shares have executed Shareholder Support Agreements. The Board also noted that Shareholders were entitled to statutory dissent rights in respect of the Continuance Resolution. The Board of Directors unanimously recommends that Securityholders vote in favour of the Recapitalization Resolutions.

See “Description of the Recapitalization — Recommendation of the Board of Directors.”

INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

For a detailed description of the Canadian income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations.”

United States Income Tax Considerations

For a detailed description of the United States federal income tax consequences resulting from the Recapitalization, please refer to “Income Tax Considerations — United States Federal Income Tax Considerations.”

RISK FACTORS

Securityholders should carefully consider the risk factors concerning the implementation and non-implementation, respectively, of the Recapitalization and risk factors concerning the securities and business of Ainsworth described under “Risk Factors.”

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Words importing the singular shall include the plural and vice versa, and words importing any gender shall include all genders.

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“Additional Backstop Participation Deadline” means July 18, 2008 or such later date as Ainsworth may determine is appropriate in the circumstances with consent of the Initial Backstop Parties and the Additional Noteholder Committee.

“Additional Backstop Parties” means Eligible Qualifying Noteholders, other than the Initial Backstop Parties, who have become parties to the Backstop Commitment by the Additional Backstop Participation Deadline.

“Additional Noteholder Committee” means an ad hoc group of certain Noteholders formed relating to the Recapitalization, certain of which Noteholders have also become Additional Backstop Parties and Support Noteholders.

“Ainsworth” or the “Company” means Ainsworth Lumber Co. Ltd. both before and after the Continuance.

“Ainsworth Consultants” means D. Michael Ainsworth and Catherine E. Ainsworth, the Executive Vice-President and Chief Operating Officer of the Company, respectively, as of the date hereof.

“Ainsworth Executive Group” means Brian E. Ainsworth, D. Allen Ainsworth, Catherine E. Ainsworth, D. Michael Ainsworth, Kevin J. Ainsworth and Douglas I. Ainsworth.

“Ainsworth GP” means Ainsworth GP Ltd., a company incorporated under the laws of Canada, a wholly owned subsidiary of Ainsworth.

“Alternative Recapitalization” means an alternative transaction structure, including, without limitation, a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act instead of or in conjunction with the Recapitalization, which alternative transaction would provide Shareholders with a financial result equivalent to or better than, on an after tax basis, the Recapitalization and is otherwise on terms and conditions no more onerous to the Shareholders than the Recapitalization.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Arrangement Agreement” means the amended and restated arrangement agreement, dated as at June 24, 2008, among Ainsworth, Ainsworth Engineered Canada Limited Partnership and Ainsworth GP Ltd. and any amendment thereto made in accordance with such agreement and with the consent of the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement).

“Articles of Arrangement” means the articles of arrangement of Ainsworth GP and the Company in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective.

“Backstop Commitment” means the agreement by the Backstop Parties to acquire any New Notes that are not purchased by the Eligible Qualifying Noteholders in the New Note Private Placement.

“Backstop Parties” means the Noteholders that have provided the Backstop Commitment, which, for greater certainty, includes the Initial Backstop Parties and the Additional Backstop Parties.

“Backstop Party Pro Rata Share” means each Backstop Party’s pro rata share of the aggregate Backstop Commitment after giving effect to the joinder of each Additional Backstop Party.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations thereto, now in effect and as it may be amended from time to time prior to the Effective Date.

“Board of Directors” or “Board” means the board of directors of the Company immediately prior to the Completion Time.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

“By-Law No. 1” means the proposed new By-law of the Company after the Continuance, the full text of which is set out in Appendix “K”.

“By-Law Resolution” means the resolution of the Shareholders to confirm By-Law No. 1 of the Company in accordance with section 103(2) of the CBCA, the full text of which is set out in Appendix “B”.

“Canadian GAAP” means Canadian generally accepted accounting principles.

“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended.

“Canfor Chip Dispute” means the claim by the Company against Canfor Forest Products Ltd. (“Canfor”) concerning the interpretation of a pricing formula in a Chip Sales Agreement between Ainsworth and Canfor. The claim asserts that Canfor has been paying less than the amount that Canfor is obligated to pay under the agreement.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“CCAA” means the Companies’ Creditors Arrangement Act and the regulations there to, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Cdn$” or “$” means Canadian dollars.

“CDS” means CDS Clearing and Depository Services Inc. or any successor thereof.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement which may be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in accordance with section 262 of the CBCA.

“Circular” means, collectively, the Noteholders’ Notice, the Shareholders’ Notices and this management proxy circular dated June 24, 2008, together with all appendices hereto.

“Closing Rate” means the inverse of the closing rate of exchange for US$ in Cdn$ of the Bank of Canada.

“Commitment Fee” means the cash fee (US$6 million) equal to 3% of the aggregate principal amount of the New Notes.

“Company Released Parties” means, collectively, the Company and its subsidiaries, the Note Trustee (and its parents) and their respective subsidiaries and affiliates and present and former shareholders, officers, directors, employees, financial advisors, legal counsel and agents.

“Completion Date” means the day that is immediately following the Effective Date.

“Completion Time” means the time on the Completion Date at which all of the steps in the Plan of Arrangement have been completed.

“Consulting Agreements” means the agreements between the Company and each of the Ainsworth Consultants to be entered into in connection with the Recapitalization.

“Continuance” means the transfer by way of continuance of the Company from being organized under the laws of British Columbia under section 308 of the BCBCA to being organized under the CBCA under section 187 of the CBCA.

“Continuance Dissent Procedures” means the procedures for exercising the Continuance Dissent Right as set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order.

“Continuance Dissent Right” means the right of Registered Shareholders to exercise a right of dissent under Division 2 of Part 8 of the BCBCA, as modified by the Interim Order.

“Continuance Dissenting Shareholder” means a Registered Shareholder who exercises the Continuance Dissent Right in respect of the Continuance in strict compliance with the Continuance Dissent Procedures.

“Continuance Resolution” means the resolution of the Shareholders to approve the Continuance, the full text of which is set out as Appendix “A” to this Circular.

“Court” means the Supreme Court of British Columbia.

“Credit Facilities” means, collectively, the Existing Credit Facility, the Merrill Lynch Facility and the Deutsche Bank Facility.

“Depositary Agent” means Computershare Investor Services Inc., or any successor thereof.

“Deutsche Bank Facility” means the Loan Agreement No. 1, dated as of September 7, 2006, among Ainsworth, Deutsche Bank Luxembourg, S.A., as lender, and Deutsche Bank Aktiengesellschaft, Frankfurt am Main, as Agent and Arranger, together with its successors and assigns in such capacity, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Director” means the Director appointed under section 260 of the CBCA.

“DIP Commitment Letter” means the debtor-in-possession financing commitment letter to be executed among HBK Master Fund L.P., Barclays Bank PLC, Tricap Partners II L.P., the Company and such other parties as may become parties thereto in accordance with the terms thereof, in connection with a proposed secured super-priority debtor-in-possession multiple draw term loan facility to fund the continued operation of the Company’s and its subsidiaries’ business as debtors under any CCAA and related proceedings under the U.S. Bankruptcy Code.

“DTC” means The Depository Trust Company, or any successor thereof.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director under the CBCA.

“Effective Time” means 11:59 p.m. on the Effective Date.

“Eligible Qualifying Noteholders” means, collectively, Qualifying Noteholders and Substituted Qualifying Purchasers.

“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person: (a) with respect to or arising out of, or in connection with, the Existing Common Shares including without limitation, any options, warrants or other rights to acquire Existing Common Shares; (b) with respect to or arising out of, or in connection with, the Existing Notes and the Indentures (other than the right to be paid unpaid accrued interest on the Existing Notes up to and including March 31, 2008); and (c) to acquire or receive any of the foregoing as set forth in clauses (a) or (b).

“Event of Default” means an Event of Default (as defined in the Indentures), if any, that arises as a result of the Recapitalization and the transactions contemplated thereby, the commencement or prosecution of the Arrangement proceedings or any failure to pay interest on the Existing Notes during the course of such Arrangement proceedings prior to the Effective Date.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“Existing Common Shares” means the common shares without par value in the capital of the Company that are duly issued and outstanding immediately prior to the Effective Time.

“Existing Credit Facility” means the Credit Facility evidenced by that certain Credit and Guaranty Agreement, dated as of June 26, 2007 (as amended, amended and restated, supplemented or otherwise modified from time to time), among Ainsworth, the Guarantors, various lenders from time to time party thereto, and Goldman Sachs

Credit Partners L.P., as Administrative Agent and Collateral Agent, together with its successors and assigns in such capacity.

“Existing Notes” means, collectively, the Company’s Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014.

“Fair Market Value” means the fair market value of each New Common Share as at the Completion Date, as determined by the board of directors of the Company.

“Fairness Opinion” means the opinion dated June 16, 2008 provided by UBS as set forth in Appendix “H.”

“Final Order” means the final order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“First Shareholders’ Meeting” means the meeting of Shareholders to be held on July 24, 2008 to consider the matters set out in the First Shareholders’ Notice.

“First Shareholders’ Notice” means the notice of the First Shareholders’ Meeting.

“Forest Tenures” means any tree farm licence, woodlot licence, pulpwood agreement, forest licence, forest management agreement, timber licence, timber permit, wood supply commitment, forest resource licence or forest resource processing facility license held by the Company at the Effective Date pursuant to the laws of the Provinces of British Columbia, Alberta or Ontario.

“Fully Diluted Basis” means the number of New Common Shares that would be issued and outstanding after giving effect to the transactions contemplated by the Plan of Arrangement and assuming the exercise of all the Noteholder Warrants into New Common Shares, but prior to the exercise of any Shareholder Warrants into New Common Shares.

“Goldman Consent and Amendment” means the amendment, consent and waiver agreement that is Exhibit B to an agreement dated as of June 16, 2008 between the Company, the Initial Backstop Parties and certain lenders, providing for certain amendments to the Existing Credit Facility and for certain consents and waivers pursuant thereto in respect of the Arrangement and the Recapitalization, including the transactions contemplated in the Plan of Arrangement.

“Grand Rapids Press Cylinder Dispute” means the claim, for costs incurred and yet to be incurred, by the Company against Forest Product Technologies, Inc., Advance Manufacturing Corporation and Barberton Steel Industries Inc. alleging a breach of contract by the defendants in connection with Ainsworth’s purchase of defective press components.

“Indentures” means, collectively, the trust indentures under which the Existing Notes were issued by the Company, as amended, modified or supplemented from time to time.

“Independent Committee” means an independent committee appointed by the Board of Directors, consisting of Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green and Gordon Lancaster, to review the terms of the Recapitalization and to provide a recommendation to the Board with respect to the Recapitalization.

“Independent Director” means a director that qualifies as independent under Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators.

“Initial Backstop Parties” means HBK Master Fund L.P., Barclays Bank PLC and Tricap Partners II L.P.

“Interim Order” means the interim order of the Court, as the same may be amended by the Court, providing for, among other things, the calling of the Meetings and providing declarations and directions with respect to the Continuance, the Continuance Dissent Procedures and the Arrangement, a copy of which is attached as “Appendix F”, as such order may be amended, supplemented or varied by the Court.

“Letter of Transmittal” means the letter of transmittal for use by the Shareholders.

“Litigation” means the Potlatch Litigation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute.

“Litigation Payments” means all compensation, damages, penalties, interest, costs and other payments, if any, paid, payable or to become payable by Ainsworth or its subsidiaries in or in relation to any of the Litigation, whether such compensation, damages, penalties, interest, costs or other payments are paid, payable or will become payable pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement or other resolution of any of the Litigation.

“Meeting Materials” means the Noteholders’ Notice and Shareholders’ Notices, this Circular and the forms of proxy being mailed to Shareholders and Noteholders herewith.

“Meetings” means, together, the Shareholders’ Meetings and the Noteholders’ Meeting.

“Merrill Lynch Facility” means the Credit Agreement, dated as of September 29, 2006, among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., as agent under the Merrill Lynch Facility, together with its successors and assigns in such capacity, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Mutual Releases” means, together, the release of the Company Released Parties pursuant to section 5.2 of the Plan of Arrangement and the release of the Noteholder Released Parties pursuant to section 5.3 of the Plan of Arrangement.

“Net Litigation Proceeds” means the proceeds actually received by Ainsworth from the full and final determination or settlement of each claim in the Litigation, after deduction of: (i) any Litigation Payments; (ii) all costs and expenses incurred by or on behalf of Ainsworth in relation to such claim including, without limitation, all fees and expenses of legal counsel, advisors and experts and all out-of-pocket travel, filing, reproduction and other costs; and (iii) any cash taxes payable in respect of such proceeds after taking into account any available tax credits or deductions, any tax sharing arrangements and any tax elections available to the Company or the recipient of the Net Litigation Proceeds that would minimize the amount of cash taxes payable (including any elections to reduce any purchase price associated with the Litigation).

“New Board” means the Board of Directors of the Company appointed pursuant to the Plan of Arrangement.

“New Common Shares” means the Class A Common Shares in the capital of the Company to be issued pursuant to the Plan of Arrangement which shall be designated as “common shares” after cancellation of the Existing Common Shares.

“New LLC” means a 100% owned manager-managed limited liability company under the laws of the State of Delaware formed by the Company as a condition precedent to the Plan of Arrangement, the majority of the managers of which New LLC will be resident in the United States.

“New Note Private Placement” means the concurrent private placement of New Notes to Eligible Qualifying Noteholders.

“New Noteholders” means those Qualifying Noteholders or their affiliates who subscribe for the New Notes pursuant to the New Note Private Placement and/or the Backstop Commitment, including for greater certainty, the Eligible Qualifying Noteholders who subscribe for New Notes and the Backstop Parties.

“New Notes” means the US$200 million aggregate principal amount of 11% senior unsecured notes due 2015 offered by the Company to Eligible Qualifying Noteholders and the Backstop Parties pursuant to the New Note Private Placement.

“NLP Right” means the non-transferable right to receive the Shareholder’s Pro Rata Share of the Shareholders Litigation Share.

“Non-Registered Holder” means a Securityholder that is neither a Registered Noteholder nor a Registered Shareholder.

“Note Trustee” means the trustee under the Indentures, currently being The Bank of New York.

“Noteholder Released Parties” means, collectively, the Support Noteholders, the Note Trustee (and its parents) and their respective subsidiaries and affiliates and their respective shareholders, officers, directors, employees, financial advisors, legal counsel and agents.

“Noteholder Support Agreement” means the support agreement dated as of June 16, 2008 among the Company and the Support Noteholders who hold approximately 80% of the Total Existing Note Value and pursuant to which such Support Noteholders have agreed, among other things, to support and vote in favour of the Noteholders’ Arrangement Resolution.

“Noteholder Warrants” means the non-voting, unlisted warrants issued under the Plan of Arrangement to Significant Noteholders allowing holders of Noteholder Warrants to acquire New Common Shares on a one-to-one basis (subject to anti-dilution provisions) without payment of further consideration.

“Noteholders” means holders of the Existing Notes.

“Noteholders’ Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite number of affirmative votes of the Noteholders at the Noteholders’ Meeting, the full text of which is set out as Appendix “C” to this Circular.

“Noteholders’ Meeting” means the meeting of the Noteholders to be held on July 24, 2008 to consider the matters set out in the Noteholders’ Notice.

“Noteholders’ Notice” means the notice of the Noteholders’ Meeting.

“Notes” means, collectively, the New Notes and the Rollover Notes.

“Opinions” means the opinions dated June 16, 2008 provided by UBS as set forth in Appendix “H” and “I”.

“OSB” means oriented strand board.

“Partnership” means Ainsworth Engineered Canada Limited Partnership, a partnership formed under the laws of the Province of British Columbia.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“PIK Interest” means payment-in-kind interest at the rate of 5% per annum.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix “E” to this Circular and any amendments or modifications or supplements thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Potlatch Litigation” means the claim for costs incurred and yet to be incurred to repair or replace physical and real property assets in order to bring same into good working condition and state of repair given the age of the asset and the purpose for which it has been used, by the Company and Ainsworth Engineered (USA), LLC by Notice of Claim on September 28, 2005 to Potlatch Corporation (“Potlatch”) alleging a breach of representation and warranty by Potlatch in connection with Ainsworth’s acquisition of three OSB mills from Potlatch.

“Preferred Shares” means the preferred shares of the Company.

“Pro Rata” and “Pro Rata Share” means with respect to each Noteholder, the number obtained when the principal amount of the Existing Notes owned by such holder immediately before the Effective Time is divided by the Total Existing Note Value.

“QIB Qualifying Noteholder” means a Qualifying Noteholder that is a “qualified institutional buyer” as defined in Rule 144A under the 1933 Act.

“Qualifying Noteholder” means a Noteholder at the Record Date that (a) if the Noteholder is resident in the United States, such Noteholder is a “qualified institutional buyer” within the meaning of Rule 144A under the 1933 Act, or (b) in the case of a Noteholder resident in a province or territory of Canada, is an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators, or (c) in the case of a Noteholder resident outside of Canada and the United States can demonstrate to Ainsworth that it is qualified to subscribe for New Notes in accordance with applicable laws.

“Qualifying Noteholder Pro Rata Share” means with respect to each Eligible Qualifying Noteholder, the number obtained when the aggregate principal amount of New Notes purchased under the New Note Private Placement by such Noteholder and by any affiliate of such Noteholder who, pursuant to the Backstop Commitment, purchases New Notes in lieu of such Noteholder, is divided by US$200 million.

“Recapitalization” means the transactions contemplated by this Circular, the Recapitalization Resolutions, the Plan of Arrangement and the New Note Private Placement.

“Recapitalization Resolutions” means, collectively, the Continuance Resolution, the By-Law Resolution, the Shareholders’ Arrangement Resolution and the Noteholders’ Arrangement Resolution.

“Record Date” means June 18, 2008.

“Registered Noteholder” means a Noteholder as shown on the register maintained by or on behalf of the Company for the Existing Notes.

“Registered Shareholder” means a Shareholder as shown in the central securities register maintained by or on behalf of the Company for the Existing Common Shares.

“Registrar” means the Registrar of Companies under the BCBCA.

“Rollover Notes” means the US$150 million aggregate principal amount of 11% senior unsecured notes due 2015 to be issued to the Noteholders in connection with the Recapitalization.

“SEC” means the United States Securities and Exchange Commission.

“Second Shareholders’ Meeting” means the meeting of Shareholders to be held on July 24, 2008 to consider the matters set out in the Second Shareholders’ Notice.

“Second Shareholders’ Notice” means the notice of the Second Shareholders’ Meeting.

“Securityholders” means the Noteholders and Shareholders.

“Severance Agreements” means the severance agreements and releases between the Company and the Ainsworth Executive Group to be entered into in connection with the Recapitalization.

“Shareholder Support Agreements” means the support agreements between the Company and the Support Shareholders, pursuant to which such Shareholders have agreed to support and vote in favour of the resolutions required to give effect to the Recapitalization, including the Shareholders’ Arrangement Resolution.

“Shareholder Warrants” means the rights to receive an aggregate of 8,695,652 New Common Shares (representing 8% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, or approximately 59.36 New Common Shares for 100 Existing Common Shares) if, on or prior to the Warrant Expiry Date, the then current market price of a New Common Share equals or exceeds a barrier price equal to US$1.20 billion divided by the number of New Common Shares outstanding as of the Completion Date on a Fully Diluted Basis, or if such barrier price is not met on or prior to the Warrant Expiry Date, an aggregate number of additional New Common Shares for all Shareholder Warrants representing 0.02% of the New Common Shares on a fully diluted basis, in each case without the payment of additional consideration and in accordance with the terms of the Warrant Indenture.

“Shareholders” means holders of Existing Common Shares.

“Shareholders’ Arrangement Resolution” means the special resolution of the Shareholders to approve the Plan of Arrangement, to be passed by the requisite number of affirmative votes of the Shareholders at the Second Shareholders’ Meeting, the full text of which is set forth in Appendix “B” to this Circular.

“Shareholders Litigation Share” means 30.2% of the Net Litigation Proceeds.

“Shareholders’ Meetings” means, together, the First Shareholders’ Meeting and the Second Shareholders’ Meeting.

“Shareholders’ Notices” means, together, the First Shareholders’ Notice and the Second Shareholders’ Notice.

“Shareholder’s Pro Rata Share” means with respect to each Shareholder, the number obtained when: (i) the number of Existing Common Shares held by such Shareholder immediately before the Effective Time is divided by (ii) the total number of Existing Common Shares issued and outstanding at that time.

“Significant Noteholder” means each Noteholder that, absent its Substitution but after giving effect to any other Substitutions, would be entitled to receive such number of New Common Shares representing 25% or more of the New Common Shares that will be issued and outstanding on the date following the Completion Date.

“Subscription Agreement” means an agreement by an Eligible Qualifying Noteholder to purchase New Notes from the Company in accordance with the New Note Private Placement and, if applicable, to join the Backstop Commitment.

“Substituted New Common Shares” means, with respect to each Significant Noteholder, the number of New Common Shares in excess of 24.9% of the New Common Shares that will be issued and outstanding on the Completion Date that a Significant Noteholder would have otherwise received under the Plan of Arrangement in the absence of the Substitution.

“Substituted Qualifying Purchaser” means a person who is able to make one of the representations in subsection (a), (b), or (c) of the definition of Qualifying Noteholder and that has, prior to the Additional Backstop Participation Deadline, acquired Existing Notes from a Noteholder that is not, as of the Record Date, a Qualifying Noteholder.

“Substitution” means, in respect of each Significant Noteholder, the automatic substitution of a cash payment in an amount equal to the Fair Market Value of the number of New Common Shares in excess of 24.9% of the New Common Shares that will be issued and outstanding on the Completion Date that a Significant Noteholder would have otherwise received under the Plan of Arrangement in the absence of the Substitution.

“Superior Proposal” means a proposal from a third party that the Board, on advice of its financial advisors and outside legal counsel, determines would reasonably be expected to result in a transaction more favourable to the Company and its stakeholders provided in all cases that same is no less favourable to the Noteholders than the Recapitalization.

“Support Noteholders” means certain Noteholders holding, in aggregate, approximately 80% of the Existing Notes, each of which has entered into the Noteholder Support Agreement.

“Support Shareholders” means members of the Ainsworth family holding approximately 58% of the Existing Common Shares and Grant Forest Products Corp., holding approximately 34% of the Existing Common Shares, each of which have entered into Shareholder Support Agreements.

“Total Existing Note Value” means US$823,540,000, being the aggregate principal amount of the Existing Notes.

“Transfer Agent” means Computershare Investor Services Inc., the registrar and transfer agent of the Existing Common Shares and the New Common Shares.

“Trustee” means The Bank of New York.

“TSX” means the Toronto Stock Exchange.

“UBS” means UBS Securities Canada Inc.

“U.S. GAAP” means United States generally accepted accounting principles.

“US$” or “U.S. dollars” means United States dollars.

“Warrant Agent” means Computershare Trust Company of Canada.

“Warrants” means the Shareholder Warrants and Noteholder Warrants.

“Warrant Expiry Date” means the date that is five years after the Completion Date.

“Warrant Indenture” means the warrant indenture between the Company and Computershare Trust Company of Canada to be dated as of the Completion Date providing for the issuance of the Shareholder Warrants.

INFORMATION CONCERNING THE MEETINGS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company and the Board of Directors. No person has been authorized to give any information or to make any representations in connection with the Recapitalization other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Meetings

The Shareholders’ Meetings will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, at 8:00 a.m. and 10:30 a.m. (Vancouver time) on July 24, 2008, as set forth in the Shareholders’ Notices. The Noteholders’ Meeting will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, at 11:00 a.m. (Vancouver time) on July 24, 2008, as set forth in the Noteholders’ Notice.

Solicitation of Proxies

The management and Board of Directors are soliciting proxies for use at the Meetings and have designated the individuals named on the enclosed forms of proxy as persons whom Securityholders may appoint as their proxyholders. If a Securityholder wishes to appoint an individual not named on the applicable enclosed form of proxy to represent him or her at a Meeting such Securityholder is entitled to attend, the Securityholder may do so either (i) by inserting the name of that other individual in the blank space provided on the applicable enclosed form of proxy or (ii) by completing another valid form of proxy. A proxyholder need not be a Securityholder. If the Securityholder is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

Ainsworth is paying for this solicitation, which is being made by mail, with possible supplemental telephone or other personal solicitations by employees or agents of Ainsworth. In addition, Ainsworth has retained Global Bondholder Services Corporation to act as information agent for the Noteholders’ Meeting for a fee of US$37,500.

Ainsworth has requested brokers and nominees who hold Existing Common Shares or Existing Notes in their names to furnish the Circular and accompanying materials to the beneficial holders of the Existing Common Shares and Existing Notes and to request authority to deliver a proxy.

In order to be effective, proxies for the Meetings must be received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 prior to 11:30 a.m. (Toronto time) on July 22, 2008, or in the event that any such Meeting is adjourned or postponed, at such date and time as may be determined by an order of the court.

Entitlement to Vote and Attend

Only those persons who are Registered Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meetings or to submit a proxy in respect thereof. Shareholders as of the Record Date will be entitled to one vote for each Existing Common Share held as of the Record Date.

Only those persons who are Noteholders on the Record Date, or the persons they appoint as their proxies, are entitled to attend the Noteholders’ Meeting and only those persons who are Registered Noteholders on the Record Date are entitled to vote at the Noteholders’ Meeting or to submit a proxy in respect thereof. Noteholders as of the Record Date will be entitled to one vote for each US$1.00 principal amount of Existing Notes held as of the Record Date.

Revocation of Proxies

Any Securityholder giving a proxy has the right to revoke it at any time before it is acted upon (a) by depositing an instrument in writing executed by such Securityholder or by an attorney authorized in writing, or, if the Securityholder is a corporation, by a duly authorized officer or attorney thereof, (i) at Ainsworth’s principal executive office located at Suite 3194 Bentall 4, 1055 Dunsmuir Street, P.O. Box 49307, Vancouver, British Columbia, Canada,

V7X 1L3, at any time up to and including the last Business Day preceding the applicable Meeting, or (ii) with the Secretary of the applicable Meeting on the day of such Meeting; or (b) in any other manner permitted by law.

Voting of Proxies

On any matter, the individuals named as proxyholders in the enclosed forms of proxy or voting instruction card will vote the securities represented by a proxy in accordance with the instructions of the Securityholder who appointed them. If there are no instructions or the instructions are not certain, the individuals named as proxyholders will vote the Existing Common Shares or Existing Notes, as applicable, as recommended by Management. The enclosed forms of proxy, when properly completed and signed, confer discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Shareholders’ Notices and the Noteholders’ Notice, respectively, and on any other matter that may properly be brought before the Meetings. At the date hereof, neither the Board of Directors, nor the management of the Company is aware of any variation, amendment or other matter to be presented for a vote at any of the Meetings.

Non-Registered Holders

Only Registered Shareholders and Noteholders, or the persons they appoint as their proxies, are permitted to attend the Shareholders’ Meetings and Noteholders’ Meeting, respectively, and only Registered Shareholders and Registered Noteholders, or the persons they appoint as their proxies, are permitted to vote at the Shareholders’ Meetings and Noteholders’ Meeting, respectively. However, in many cases, Existing Notes and Existing Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

•	in the name of an intermediary that the Non-Registered Holder deals with in respect of the Existing Notes or Existing Common Shares, as applicable. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as DTC or CDS.

In accordance with Canadian securities law, for each of the Meetings, the Company has distributed copies of the Noteholders’ Notice and Shareholders’ Notices, as applicable, this Circular and the forms of proxy (collectively, the “Meeting Materials”) to DTC, CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived its right to receive them. Typically, intermediaries will use a service company to forward the Meeting Materials to Non-Registered Holders.

Non-Registered Holders will receive, as part of the Meeting Materials, a voting instruction form or a form of proxy, in the case of Non-Registered Holders of Existing Common Shares and a voting instruction form in the case of Non-Registered Holders of Existing Notes. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Existing Notes or Existing Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form. In order to vote, a Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at a Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided, following which a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

or

B. Form of Proxy.  A Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Existing Notes or Existing Common Shares beneficially owned by the Non-Registered Holder but which is otherwise blank. In order to vote, a Non-Registered Holder must complete the form of proxy and deposit it with the Transfer Agent in accordance with the directions on the proxy. If a Non-Registered Holder wishes to attend and vote at a Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their broker or intermediaries promptly if they need assistance.

Quorum and Voting Requirements

Shareholders’ Meetings

Each Existing Common Share carries the right to one vote (spoiled, invalid or illegible ballots or abstentions not being counted). As of the Record Date, 14,649,140 Existing Common Shares were issued and outstanding as fully paid and non-assessable.

Pursuant to the Company’s articles of incorporation, the quorum for each Shareholders’ Meeting is two persons present and being, or representing by proxy, Shareholders collectively holding not less than one-twentieth of the Existing Common Shares entitled to be voted at such Shareholders’ Meeting.

The Continuance Resolution (the full text of which is set out in Appendix “A”) must be approved by not less than 75% of the votes cast by the Shareholders present in person or represented by proxy at the First Shareholders’ Meeting and entitled to vote on such resolution.

The By-Law Resolution (the full text of which is set out in Appendix “B”) must be approved at the Second Shareholders’ Meeting by not less than a simple majority of votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis.

The election of directors will be by resolution of the Shareholders. The Board of Directors unanimously recommends that Shareholders vote for the nominees of management named herein under “Election of Directors” for election as directors for the election to be held at the Second Shareholders’ Meeting. The ten nominees with the greatest number of votes cast by the Shareholders at the Second Shareholders’ Meeting and entitled to vote on such resolution will, subject to approval of the Recapitalization Resolutions and completion of the Arrangement, hold office until the Completion Date, or if the Arrangement is not completed, until the next annual meeting or until his or her successor is elected or appointed.

The appointment of the auditor of the Company will be by resolution of the Shareholders. The Board of Directors unanimously recommends that Shareholders vote for Deloitte & Touche LLP Chartered Accountants, as the auditor of the Company. If more than one auditor is nominated at the Second Shareholders’ Meeting, the auditor with the greatest number of votes cast by the Shareholders at the Second Shareholders’ Meeting and entitled to vote on such resolution will hold office until the next annual general meeting.

The Shareholder’s Arrangement Resolution (the full text of which is set out in Appendix “B”) must be approved at the Second Shareholders’ Meeting by not less than (i) two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis, and (ii) a simple majority of votes cast by such persons, and excluding Existing Common Shares beneficially owned or over which control or direction is exercised by an “interested party” (as defined in MI 61-101) for purposes of the Arrangement. See “— Minority Approval.” The policies of the TSX require that the Shareholders approve the Recapitalization since it involves, among other things, a change of control.

Members of the Ainsworth family holding approximately 58% of the Existing Common Shares and Grant Forest Products Corp., holding approximately 34% of the Existing Common Shares, have entered into Shareholder Support Agreements under which they have agreed to vote their Existing Common Shares in favour of the Continuance Resolution, the By-Law Resolution and the Shareholders’ Arrangement Resolution. For a summary of the terms of the Shareholder Support Agreements, see “Shareholder Support Agreements.”

To the knowledge of the directors and executive officers of the Company, persons or companies beneficially owning, or controlling or directing, directly or indirectly, Existing Common Shares carrying 10% or more of the voting rights attached to the Existing Common Shares as at the Record Date, are as follows:

		% of Outstanding
	Number of Existing	Existing Common
Name	Common Shares	Shares

Grant Forest Products Corp.	5,001,160	34.1%
1234 Holdings Ltd.(1)	3,108,188	21.2%
5678 Enterprises Ltd.(2)	2,757,186	18.8%
2468 Holdings Ltd.(3)	2,507,186	17.1%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine E. Ainsworth. The Existing Common Shares owned by 1234 Holdings Ltd. are voted by Catherine E. Ainsworth as that company’s representative in relation to proceedings of the Company’s Shareholders. David Ainsworth also owns personally an additional 21,000 Existing Common Shares and Catherine E. Ainsworth owns personally an additional 61,013 Existing Common Shares.

(2)	All of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth.

(3)	All of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth.

Minority Approval

The Company is a reporting issuer (or the equivalent) under applicable securities laws in all Canadian provinces and is subject to MI 61-101. MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

The Arrangement is a “business combination” for the Company within the meaning of MI 61-101. In addition to the requirement under the Interim Order that the Shareholders’ Arrangement Resolution be approved by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, MI 61-101 requires that the Shareholders’ Arrangement Resolution be approved by a simple majority of such votes cast excluding Existing Common Shares beneficially owned or over which control or direction is exercised by an “interested party” (as defined in MI 61-101) (the “Disinterested Vote”).

To the knowledge of the Company, 8,433,573 Existing Common Shares are held by interested parties, and will therefore be excluded in determining whether approval of the Shareholders’ Arrangement Resolution is obtained under the Disinterested Vote. The following table shows the number and percentage of Existing Common Shares held by each interested party as of the Record Date.

		% of Outstanding
	Number of Existing	Existing Common
Name	Common Shares	Shares

Catherine E. Ainsworth	61,013	0.42%
1234 Holdings Ltd.(1)	3,108,188	21.22%
5678 Enterprises Ltd.(2)	2,757,186	18.82%
2468 Holdings Ltd.(3)	2,507,186	17.11%
Total	8,433,573	57.57%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine E. Ainsworth. The Existing Common Shares owned by 1234 Holdings Ltd. are voted by Catherine E. Ainsworth as that company’s representative in relation to proceedings of the Company’s Shareholders. David Ainsworth also owns personally an additional 21,000 Existing Common Shares and Catherine E. Ainsworth owns personally an additional 61,013 Existing Common Shares.

(2)	All of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth.

(3)	All of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth.

Noteholders’ Meeting

As at March 31, 2008, the aggregate principal amounts of Existing Notes outstanding were as follows:

	Outstanding
Existing Notes	Principal Amount

Senior Unsecured Floating Rate Notes due October 1, 2010	US$	153,540,000
7.25% Senior Unsecured Notes due October 1, 2012	US$	275,000,000
Senior Unsecured Floating Rate Notes due April 1, 2013	US$	75,000,000
6.75% Senior Unsecured Notes due March 15, 2014	US$	210,000,000
6.75% Senior Unsecured Notes due March 15, 2014	US$	110,000,000

Subject to any further order of the Court, pursuant to the Interim Order, each Existing Note carries one vote for each US$1.00 principal amount of such Existing Note as of June 18, 2008.

Subject to any further order of the Court, pursuant to the Interim Order, the presence, in person or by proxy of one or more persons entitled to vote at the Noteholders’ Meeting is necessary for a quorum at the Noteholders’ Meeting.

Subject to any further order of the Court, the Noteholders’ Arrangement Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast by Noteholders present in person or represented by proxy at the Noteholders’ Meeting and entitled to vote on the Noteholders’ Arrangement Resolution. This voting approval threshold is lower than it would be if the Company did not effect the Continuance and instead effected the arrangement under the BCBCA. See “Description of the Recapitalization — The Continuance.” As of the date hereof, Noteholders holding approximately 80% of the Total Existing Note Value have agreed to support the Recapitalization and vote in favour of the approval, consent, ratification and adoption of the Recapitalization and the Plan of Arrangement (and any actions required in furtherance thereof) including the Noteholders’ Arrangement Resolution. For a summary of the terms of the Noteholder Support Agreement, see “Noteholder Support Agreement.”

Interest of Management and Others

Except as otherwise described in this Circular, management is unaware of any material interest of any director or officer of Ainsworth, any associate or affiliate of any such individual, or of Ainsworth in any transaction since the beginning of the last completed financial year of Ainsworth or in any proposed transaction or in connection with the Recapitalization that has materially affected or will materially affect Ainsworth or any of its affiliates. Except as otherwise described in this Circular, there are no agreements or arrangements between Ainsworth and any director, officer or employee of Ainsworth and its subsidiaries in respect of the Recapitalization.

Shareholder Proposals for the 2009 Annual Meeting

Pursuant to Section 137 of the CBCA any notice of a shareholder proposal intended to be raised at next year’s annual meeting of the Company’s shareholders must be submitted to the Company at its registered office at Suite 3194 Bentall 4, 1055 Dunsmuir Street, P.O. Box 49307, Vancouver, BC, Canada, V7X 1L3, to the attention of the Corporate Secretary, on or before March 26, 2009, to be considered for inclusion in the management proxy circular for the annual meeting of shareholders next year.

Shareholder proposals will be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

BACKGROUND TO THE RECAPITALIZATION

Since 2006, the Company has faced increasingly challenging business conditions. The demand for and price of its principal product, OSB, has experienced a steep decline and the strong Canadian dollar has amplified the effect of that decline. The poor U.S. housing market coupled with recent and scheduled additions to the industry’s OSB production capacity further challenge the OSB market. New home construction and new home sales in the U.S., the Company’s largest market, continue to be sharply reduced compared to prior periods, depressing customer demand for OSB. The combined effect of these conditions has presented the Company with the prospect of a protracted weak demand and pricing environment. On an annual basis, market prices reported by Random Lengths Publications, Inc. in the North Central region were US$161 per msf in 2007, representing a decline of 26% from US$218 per msf in 2006 and a decline of 50% from US$320 per msf in 2005. In addition, from January 1, 2005 through January 1, 2008, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.1769 or 21.26%.

Due to the challenging market conditions, Ainsworth suspended OSB production at its Grand Rapids and Cook facilities in Minnesota effective September 22, 2006, for an indefinite period. Production resumed on March 21, 2007 at the Cook facility, but both the Company’s Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter of 2007, the Company also announced the indefinite closure, effective December 20, 2007, of its jointly-owned OSB facility at High Level. The closure was due to operating losses arising from continued depressed OSB prices, high freight costs to key markets, local electricity and taxation rates, reduced customer demand due to the severe decline in North American housing starts and the stronger Canadian dollar. The Company’s other OSB facilities were also closed from December 24, 2007 through January 1, 2008. On January 16, 2008 the Company indefinitely curtailed production at its Cook OSB facility and announced that production would resume when warranted by improved market conditions. In addition, in January and February 2008 Ainsworth announced additional curtailments at its Grande Prairie and 100 Mile House OSB mills.

As a result of all these factors, Ainsworth’s financial condition is deteriorating and it faces the prospect of being unable to meet its obligations to creditors in the foreseeable future. For this reason, the Company has been forced to consider a broad range of alternatives to address its capital structure and enhance liquidity.

In December of 2007, Ainsworth commenced discussions with holders of approximately 33% of the Existing Notes to determine whether the Existing Notes could be restructured in such a way as to improve the Company’s liquidity during the predicted period of reduced demand and pricing for its products. Barclays Capital Inc. (“Barclays”) was retained to provide financial advice on the restructuring to Ainsworth. On February 15, 2008, Ainsworth commenced an exchange offer whereby holders of the Existing Notes were offered new notes that had terms which would provide Ainsworth with the capital structure and the additional funding for the liquidity it was seeking. Holders of 33% of the Existing Notes entered into a support agreement whereby they agreed to tender their notes to the offer. That support agreement was conditioned on at least 50.1% of the holders of Existing Notes agreeing to tender. On March 15, 2008, the Company announced that the exchange offer was not successful. However, the process did result in constructive dialogue with Noteholders and the Company and Barclays continued to evaluate various alternatives. The Company retained UBS Securities Canada Inc. to assist it with these discussions and provide financial advice with respect to restructuring the Company’s balance sheet and addressing the Company’s liquidity needs. Alternatives considered included non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The Recapitalization has been negotiated with a variety of Securityholders to enable the Company to normalize its capital structure and enhance liquidity in a consensual process that is fair and reasonable to all Securityholders.

EFFECT OF THE RECAPITALIZATION

The Recapitalization will accomplish a significant de-levering of Ainsworth’s balance sheet. Ainsworth’s total debt (consisting of senior unsecured notes, term loans and equipment and financing loans) will be reduced from US$985 (Cdn$1,012) million, as at March 31, 2008, to approximately US$521 (Cdn$536) million, reducing annual interest expense from approximately Cdn$66 million to approximately Cdn$49 million. Under the Recapitalization, Ainsworth will also receive a substantial infusion of cash consideration from the issuance of US$200 million aggregate principal amount of New Notes. Management believes that the debt reduction and capital infusion will improve Ainsworth’s ability to manage the effects of the ongoing downturn in the U.S. housing market and its ability to attract and retain employees, customers and suppliers without having to pursue other alternatives that could include the sale of core assets or non-consensual proceedings under creditor protection legislation. The successful implementation of the Recapitalization is expected to be a significant positive step in assisting the Company in stabilizing its operations.

If the Recapitalization or another alternative transaction to address the Company’s liquidity needs is not completed by the end of July 2008, the Company may be unable to pay the interest on certain series of the Existing Notes when such interest becomes due.

The following table shows the effect of the Recapitalization on the Company’s consolidated capital structure:

		Pro Forma(1)(2)
	March 31,	After
	2008	Recapitalization
	($ in millions, except ratios and percentages)
	(Unaudited)	(Unaudited)

Long-term debt, including current portion	1,012	536
Shareholders’ (deficiency) equity	(75)	410
Total capitalization(3)	937	946
Debt/Equity	(13.5)	1.3
Debt as a percentage of total capitalization	108%	57%

(1)	See “Unaudited Pro Forma Consolidated Balance Sheet.”

(2)	The above amounts, where applicable, have been translated from U.S. dollars to Canadian dollars based on the Closing Rate on March 31, 2008.

(3)	Includes long-term debt, including current portion plus Shareholders’ (deficiency) equity, but excludes accounts payable, accrued liabilities, future income taxes, and accrued pension and reforestation obligations.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement contains covenants by the Company to make application to the Court to effect the Arrangement pursuant to the form of Plan of Arrangement attached as Appendix “E” to this Circular.

DESCRIPTION OF THE RECAPITALIZATION

The following is a summary only of the Recapitalization. This summary is qualified in its entirety by the full text of the Plan of Arrangement. For complete details, reference should be made to the Plan of Arrangement, which is attached as Appendix “E” to this Circular.

The Recapitalization contemplates the following key elements leading to an overall capital reorganization of the Company:

•	continuance of the Company under the CBCA;

•	an offering to Qualifying Noteholders of US$200 (Cdn$203) million aggregate principal amount of New Notes;

•	a plan of arrangement under section 192 of the CBCA which will result in the:

(a) cancellation of all of the approximately US$824 (Cdn$837) million aggregate principal amount of Existing Notes;

(b) cancellation of all of the Existing Common Shares;

(c) receipt by Shareholders in exchange for their Existing Common Shares of (i) 4% of the New Common Shares on a Fully Diluted Basis (ii) rights to receive additional New Common Shares representing 8% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, if, on or prior to the Warrant Expiry Date, the Company’s equity market capitalization reaches US$1.20 billion or greater, or if such market capitalization is not met on or prior to the Warrant Expiry Date, additional New Common Shares representing 0.02% of the New Common Shares on a fully diluted basis and (iii) an NLP Right;

(d) receipt by Noteholders in full settlement of the Existing Notes and the related Indentures and all obligations thereunder of:

(i) US$150 million aggregate principal amount of Rollover Notes; and

(ii) 96% of the New Common Shares on a Fully Diluted Basis: 46% of the New Common Shares on a Fully Diluted Basis will be allocated Pro Rata to all Noteholders, 35% of the New Common Shares on a Fully Diluted Basis will be allocated to Qualifying Noteholders based on their respective Qualifying Noteholder Pro Rata Share, 5% of the New Common Shares on a Fully Diluted Basis will be allocated to the Initial Backstop Parties, and 10% of the New Common Shares on a Fully Diluted Basis will be allocated to the Backstop Parties, in accordance with their Backstop Party Pro Rata Share;

(e) appointment of a new Board of Directors, comprised of seven directors, one of which will be nominated by the current Board of Directors, provided that such nominee is an Independent Director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee, five of which will be acceptable to HBK Master Fund L.P. and Tricap Partners II L.P., and one of which will be acceptable to the Additional Noteholder Committee;

•	Severance Agreements for certain senior executives; and

•	agreements with the Ainsworth Consultants to provide transition consulting and litigation support services.

In order to facilitate the efficient operation of the Company’s business, the Company and its subsidiaries will also complete a number of internal transactions in conjunction with the Recapitalization. In particular, Ainsworth will sell all or substantially all of its business assets to the Partnership, on a tax deferred basis, in exchange for units of the Partnership; provided, however, that Ainsworth GP, in its capacity as general partner of the Partnership, will hold the legal title to the Forest Tenures on behalf of the Partnership. The Ainsworth Charitable Trust 2008 will become a partner of the Partnership by acquiring non-voting units of the Partnership. In addition, Ainsworth will also form a 100% owned manager-managed limited liability company under the laws of the State of Delaware. The majority of the managers will be resident in the United States. Ainsworth Engineered (USA), LLC will sell substantially all of its assets to the new LLC in exchange for a non-interest-bearing demand note and the assumption of the liabilities of Ainsworth Engineered (USA), LLC. Ainsworth Engineered (USA), LLC will be wound-up into Ainsworth and in the course of such winding-up, it will distribute its remaining property to Ainsworth.

The Continuance

General

As the initial step in the Recapitalization, Ainsworth intends to transfer by way of continuance from being organized under the BCBCA to being organized under the CBCA. As a result of the Continuance the voting approval threshold for a special resolution of shareholders of the Company will be brought into line with the preponderance of Canadian public corporations by lowering it from 75% of those voting in person or represented by proxy on a matter to two-thirds of those voting in person or represented by proxy. With respect to the Recapitalization, the approval of the Continuance Resolution by the Shareholders will have the effect of lowering the voting approval threshold for the Noteholders’ Arrangement Resolution from (x) 75%, and a majority in number, of those voting in person or represented by proxy at the Noteholders’ Meeting to (y) two-thirds of those voting in person or represented by proxy at the meeting.

If the Continuance Resolution is approved at the First Shareholders’ Meeting, Ainsworth will file with the British Columbia Registrar and the Director all necessary documentation pursuant to the BCBCA and the CBCA in connection with the Continuance, including documents necessary or desirable to alter or amend the notice of articles and articles of Ainsworth and the adoption of new constating documents for Ainsworth under the CBCA.

There will be no change in the name of Ainsworth, its directors and officers or its registered and records office as a result of the Continuance. However, on the Completion Date of the Arrangement, a new board of directors will be appointed. See “— The Arrangement — Appointment of the New Board.”

In connection with the Continuance, Ainsworth will amend its authorized capital to create an unlimited number of New Common Shares and re-designate the Series 3 Preferred Shares as Series 1 Preferred Shares. Following the Continuance, Ainsworth will have the following authorized capital:

(i) 100,000,000 Existing Common Shares;

(ii) an unlimited number of New Common Shares; and

(iii) an unlimited number of Preferred Shares, of which 5,000,000 will be designated as Series 1 Preferred Shares,

In connection with the Continuance, it is necessary that Ainsworth adopt new articles and By-laws under the CBCA. The form of articles and By-laws adopted by Ainsworth under the CBCA in connection with the Continuance will be substantially in the form attached hereto as Schedule “A” to Appendix “A” and Appendix “K”, respectively.

Continuance Right of Dissent

The following description of the Continuance Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Continuance Dissenting Shareholder and is qualified entirely by reference to the BCBCA. See Appendix J, “Sections 237 — 247 of BCBCA.”

In general, any Registered Shareholder who exercises the Continuance Dissent Right with respect to the Continuance Resolution in compliance with sections 237 to 247 of the BCBCA as modified by the Interim Order will be entitled, in the event that the Continuance becomes effective, to be paid by Ainsworth the fair value of the Existing Common Shares held by the Continuance Dissenting Shareholder determined as at the point in time immediately before the Continuance Resolution is approved by the Shareholders.

A Continuance Dissenting Shareholder will, on the effective date of the Continuance, be deemed to have transferred the Continuance Dissenting Shareholder’s Existing Common Shares to Ainsworth for cancellation and will cease to have any rights as a holder of Existing Common Shares except for the entitlement to be paid fair value for such Existing Common Shares in accordance with the Continuance Dissent Procedures. In no event will Ainsworth or any other Person be required to recognize a Continuance Dissenting Shareholder as a Shareholder of Ainsworth after the deemed transfer of the Existing Common Shares of that holder. In addition, in accordance with the restriction set out in sections 237 to 247 of the BCBCA, no Shareholder who has voted in favour of the Continuance Resolution will be entitled to exercise the Continuance Dissent Right with respect to the Continuance.

A Registered Shareholder wishing to exercise the Continuance Dissent Right who, for any reason, does not properly fulfil each of the Continuance Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s Existing Common Shares will be treated as if the Shareholder had participated in the Continuance on the same basis as a non-dissenting Shareholder.

The filing of a notice of dissent deprives a Continuance Dissenting Shareholder of the right to vote at the Shareholders’ Meetings, except if such Continuance Dissenting Shareholder ceases to be a Continuance Dissenting Shareholder in accordance with the Continuance Dissent Procedures. For greater certainty, a Registered Shareholder who wishes to exercise the Continuance Dissent Right with respect to the Continuance may not vote in favour of the Continuance.

A Registered Shareholder who wishes to exercise the Continuance Dissent Right must deliver written notice of dissent to Ainsworth no later than 5:00 p.m. (Vancouver time) on July 22, 2008 (or 5:00 p.m. (Vancouver time) or the day that is two Business Days immediately preceding any adjourned or postponed First Shareholders’ Meeting). Ainsworth’s address for such purpose is Blake, Cassels & Graydon LLP, Attention: William Sirett, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3. A Continuance Dissenting Shareholder must dissent with respect to all Existing Common Shares in which the holder holds a beneficial interest. The written notice must set out the number of Existing Common Shares in respect of which the notice of dissent is being sent and:

(i) if such number of Existing Common Shares constitutes all of the Existing Common Shares of which the Continuance Dissenting Shareholder is the registered and beneficial owner, a statement to that effect;

(ii) if such number of Existing Common Shares constitutes all of the Existing Common Shares of which the Continuance Dissenting Shareholder is the registered and beneficial owner but if the Continuance Dissenting Shareholder owns additional Existing Common Shares beneficially, a statement to that effect and the names of the Registered Shareholders who hold such additional Existing Common Shares, the number of Existing Common Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such Existing Common Shares; or

(iii) if the Continuance Dissent Right is being exercised by a Registered Shareholder who is not the beneficial owner of the Existing Common Shares, a statement to that effect and the name of the beneficial owner of such Existing Common Shares and a statement that the Registered Shareholder is exercising the Continuance Dissent Right with respect to all Existing Common Shares of the beneficial owner registered in such Registered Shareholder’s name.

Ainsworth is required promptly after the later of: (a) the date on which Ainsworth forms the intention to proceed with the Continuance; and (b) the date on which the written notice of dissent was received, to notify each Continuance Dissenting Shareholder of its intention to proceed with the Continuance. Ainsworth expects that it will be in a position to deliver such notification on or before the effective date of the Continuance. Then, on the effective date of the Continuance, each Continuance Dissenting Shareholder is deemed to have transferred their Existing Common Shares to Ainsworth for cancellation and ceases to have any rights as a Shareholder except the right to be paid fair value for those Existing Common Shares.

The fair value of a Continuance Dissenting Shareholder’s Existing Common Shares will be determined as follows:

(i) if Ainsworth and the Continuance Dissenting Shareholder agree on the fair value of the Existing Common Shares, then Ainsworth must promptly pay that amount to the Continuance Dissenting Shareholder or promptly send notice to the Continuance Dissenting Shareholder that Ainsworth is lawfully unable to pay the Continuance Dissenting Shareholder for its Existing Common Shares; or

(ii) if the Continuance Dissenting Shareholder and Ainsworth are unable to agree on a fair value, the Continuance Dissenting Shareholder may apply to the Court to determine the fair value of the Existing Common Shares, and Ainsworth must pay to the Continuance Dissenting Shareholder the fair value determined by the Court or promptly send notice to the Continuance Dissenting Shareholder that Ainsworth is lawfully unable to pay the Continuance Dissenting Shareholder for its Existing Common Shares.

Ainsworth will be lawfully unable to pay the Continuance Dissenting Shareholder the fair value of its Existing Common Shares if Ainsworth is insolvent or would be rendered insolvent by making the payment to the Continuance Dissenting Shareholder. In such event, a Continuance Dissenting Shareholder will retain its status as a claimant and be paid as soon as Ainsworth is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the non-dissenting Shareholders.

If the Continuance is not implemented for any reason, Continuance Dissenting Shareholders will not be entitled to be paid the fair value for their Existing Common Shares, and their Existing Common Shares will not be deemed to be transferred to Ainsworth.

The discussion above is only a summary of the Continuance Dissent Procedures which are technical procedures and complex. A Registered Shareholder who intends to exercise the Continuance Dissent Right should carefully consider and comply with the provisions of sections 237 to 247 of the BCBCA as modified by the Interim Order. Persons who are beneficial owners of Existing Common Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the Continuance Dissent Right should be aware that only the Registered Shareholder is entitled to exercise the Continuance Dissent Right. It is suggested that any Shareholder wishing to avail himself or herself of the Continuance Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice its Continuance Dissent Right. Continuance Dissenting Shareholders should note that the exercise of the Continuance Dissent Right can be a complex, time-consuming, and expensive process.

Share Capital

If the Continuance is implemented, the authorized capital of the Company described below under “Ainsworth Before the Recapitalization — Share Capital” will be amended to create an unlimited number of New Common Shares and to re-designate the Series 3 Preferred Shares as Series 1 Preferred Shares such that the authorized share capital of the Company after the Continuance will be comprised of:

(i) 100,000,000 Existing Common Shares;

(ii) an unlimited number of New Common Shares; and

(iii) an unlimited number of Preferred Shares, of which 5,000,000 will be designated as Series 1 Preferred Shares;

New Common Shares will be issued under the Arrangement. The holders of the New Common Shares shall be entitled to one vote per share at meetings of shareholders, will be entitled to receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company and to receive dividends, if and when declared by the board, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, and to be provided with ten business days’ notice, by way of press release, advertisement or letter, in advance of the record date for any such dividend declared.

The Plan of Arrangement provides that after the issuance of New Common Shares pursuant to the Plan of Arrangement, the authorized share capital will be amended to eliminate the Existing Common Shares.

Approval of By-Law No. 1

As a result of the Continuance it will be necessary for the Company to adopt By-laws to govern the administration of the Company. The By-laws of a company organized under the CBCA are equivalent to the articles of a company organized under the BCBCA. Prior to the Second Shareholders’ Meeting and subject to the completion of the Continuance, the Board intends to adopt By-Law No. 1, substantially in the form attached as Appendix “K”. At the Second Shareholders’ Meeting, Shareholders will be requested to confirm the adoption of By-Law No. 1 by ordinary resolution. For details regarding the differences between the current articles of the Company and By-Law No. 1, see “Securityholders’ Rights — New Articles and By-Laws”.

The By-Law Resolution (the full text of which is set out in Appendix “B”) must be approved at the Second Shareholders’ Meeting by not less than a simple majority of votes cast by the Shareholders present in person or represented by proxy at the Second Shareholders’ Meeting and entitled to vote on such resolution, voting on a class basis.

The New Note Private Placement

As part of the Recapitalization, the Company is separately offering US$200 million aggregate principal amount of New Notes to Eligible Qualifying Noteholders in the New Note Private Placement. Each Eligible Qualifying Noteholder that, directly or indirectly through an affiliate, subscribes for and acquires New Notes in the New Note Private Placement will be allocated its Qualifying Noteholder Pro Rata Share of 35% of the New Common Shares on a Fully Diluted Basis, as additional consideration for the settlement of its Existing Notes.

The New Notes and the Rollover Notes are part of the same series of notes. As such, the terms of the New Notes will be identical to the terms of the Rollover Notes.

This Circular is not an offer to sell or the solicitation of an offer to buy the New Notes or the New Common Shares issued in connection therewith. Such securities have not been and will not be registered under the 1933 Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The New Notes will be subject to additional transfer restrictions under the terms of the indenture under which they are issued.

The issuance of the Rollover Notes, New Common Shares and Warrants in exchange for the Existing Notes and the Existing Common Shares under the Recapitalization will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recission or damages, will not be available in respect of such new securities to be issued under the Recapitalization. Certain of the securities issued under the Recapitalization will be subject to restrictions on transfer. See “Certain Regulatory and Other Matters Relating to the Recapitalization”.

The New Notes and the Rollover Notes will be subject to restrictions on transfer in Canada, such that such securities may not be traded in Canada prior to the date that is four months and a day after the distribution of such securities. Noteholders are advised to seek legal advice prior to any resale of these securities.

Backstop Commitment

General

Certain Noteholders have entered into a Backstop Commitment with the Company, pursuant to which the Backstop Parties will purchase any of the New Notes not otherwise purchased by Qualifying Noteholders in the New Note Private Placement.

Backstop Fees

As consideration for the Backstop Commitment, the Company will pay the Initial Backstop Parties the Commitment Fee; and will pay to the Backstop Parties a cash payment sufficient to cover all fees, costs and expenses, including professional fees and expenses incurred by such parties, in connection with the negotiation and implementation of the Recapitalization.

Additional New Common Shares

The Backstop Parties, as further consideration for the settlement of their Existing Notes, will also receive 15% of the New Common Shares on a Fully Diluted Basis, of which 5% of the New Common Shares on a Fully Diluted Basis will be allocated to the Initial Backstop Parties and 10% of the New Common Shares on a Fully Diluted Basis will be allocated to the Backstop Parties in accordance with their Backstop Party Pro Rata Share.

Additional Noteholder Committee

An ad hoc group of certain Noteholders was formed relating to the Recapitalization, and certain of those Noteholders have also become Additional Backstop Parties and Support Noteholders. All agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee. To the extent any condition, term or provision of the Backstop Commitment requires the consent, satisfaction or approval of the Initial Backstop Parties, the Initial Backstop Parties agreed to the extent practicable that they will exercise their discretion with respect to such consent, satisfaction or approval in consultation with the Additional Noteholder Committee. Such right of consultation shall not confer any right of consent, satisfaction or approval upon the Additional Noteholder Committee except as otherwise agreed to in the Backstop Commitment. To the extent that any condition, term or provision of the Backstop Commitment or the Noteholder Support Agreement requires the consent, satisfaction or approval of the Additional Noteholder Committee and the Additional Noteholder Committee does not provide such consent, satisfaction or approval (a) the sole remedy under the Backstop Commitment will be that each member of the Additional Noteholder Committee may, but will not be required to, terminate its obligations under the Backstop Commitment and Noteholder Support Agreement, and (b) the Additional Noteholder Committee will forfeit any further consent, satisfaction or approval rights under the Backstop Commitment or the Noteholder Support Agreement (or any related agreements).

Superior Proposal

The Company shall pursue and support the Recapitalization promptly in good faith upon the terms and conditions set forth in the Backstop Commitment and shall not solicit any proposal for a refinancing, recapitalization or other extraordinary transaction other than the Recapitalization, provided that this shall not prevent the Company from receiving any Superior Proposal and negotiating such proposal with a third party if the Board, on advice of its financial and legal advisors, determines that such proposal would reasonably be expected to result in a transaction more favourable to the Company and its stakeholders and no less favourable for the Noteholders than the Recapitalization. In the event the Company receives any proposal from a third party that the Board believes may constitute a Superior Proposal, it will promptly notify the Initial Backstop Parties of the terms thereof, including the identity of the proposing part(ies). If the Board determines in good faith (after consultation with its financial and legal advisors) that it can no longer support or recommend the Recapitalization, the Company shall promptly (in any event no later than one (1) business day following such determination) so inform the Backstop Parties and the Additional Noteholder Committee (including as to the terms of any such proposal that the Board has determined is a Superior Proposal) and the Initial Backstop Parties will have five business days in which to propose an alternative to the Superior Proposal that is of comparable value to the Company and its stakeholders and no less favourable for the Noteholders than the Recapitalization and, at which time, the Company will commit to and pursue such alternative proposal.

Backstop Termination Fee

If the Board of Directors accepts a Superior Proposal, or if the Company ceases to pursue or support the Recapitalization for any other reason whatsoever (including by entering into an agreement for additional financing, the terms of which were offered to, and not accepted by, the Initial Backstop Parties) the Company will pay pro rata to the Backstop Parties a termination fee in the amount of US$20 million.

Additional Financing

Prior to entering into any agreement with a lender for additional financing, including any financing in connection with a CCAA filing or proceeding, the Company will provide the Initial Backstop Parties and the Additional Noteholder Committee with a detailed summary of the terms of such financing and the Initial Backstop Parties and the Additional Noteholder Committee will have the right to provide such additional financing on the same terms and conditions as the contemplated financing. The Initial Backstop Parties and the Additional Noteholder Committee shall have until the fifth day following the date of their receipt of notice of the contemplated financing to consider whether to provide such additional financing.

Additional Backstop Parties

Eligible Qualifying Noteholders may join the Backstop Commitment from time to time on or prior to the Additional Backstop Participation Deadline (such Eligible Qualifying Noteholders who join the Backstop Commitment, the “Additional Backstop Parties”). Additional Backstop Parties will become parties to, and be bound by, the terms of the Backstop Commitment. Additional Backstop Parties will not participate in the Commitment Fee.

Conditions to Backstop Commitment

The commitments and agreements of the Backstop Parties under the Backstop Commitment are subject to:

(1) the absence of any event or occurrence which has resulted in or could reasonably be expected to result in

(a) individually or in the aggregate, any material adverse change in the assets, liabilities, business, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (other than any event or occurrence (i) previously disclosed in writing to the Backstop Parties or to the public, (ii) relating to any generally applicable change in laws or (iii) relating to any generally applicable changes in Canadian GAAP after the date hereof; or

(b) a material adverse effect on the ability of the Company to complete the Recapitalization on a timely basis;

(2) the accuracy and completeness in all material respects of all representations that the Company and its respective affiliates have made in writing to each Backstop Party and all information that the Company or its affiliates have furnished to each Backstop Party (directly or through an intermediary);

(3) the negotiation, execution and delivery of definitive agreements, and the satisfaction of all conditions to the effectiveness thereof, with respect to the offer, issuance and purchase of the New Notes, in each case subject to the satisfaction of each Initial Backstop Party and the Additional Noteholder Committee with the terms thereof, including, without limitation, the terms and disclosures of the New Notes offering memorandum and any similar offering document describing the offer of the New Notes, the indenture governing the terms of the New Notes, the purchase agreement pursuant to which the Backstop Parties purchase the New Notes, the Noteholder Support Agreement, and the Company shall have entered into the Arrangement Agreement (including the Plan of Arrangement under the CBCA or a plan of arrangement under the CCAA addressing the Recapitalization) and each document, certificate and instrument relating to the Recapitalization;

(4) confirmation satisfactory to the Initial Backstop Parties that the Recapitalization, the implementation of the Recapitalization, the entering into and performance of all agreements relating to the Recapitalization, and the issuance of and compliance with all orders, judgments, decrees and rulings of any applicable court, government agency, regulatory agency, or other applicable authority, will not create or give rise to any material adverse consequence for the Company or the Initial Backstop Parties except consequences known to the Company or Initial Backstop Parties prior to the date of the Backstop Commitment including, without limitation, in relation to applicable tax laws or under or in relation to the Company’s material agreements or government rights or permits;

(5) all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee including, without limitation, the terms of the Warrants, the indentures governing the Warrants and the New Notes to be issued by the Company or any of its subsidiaries, consulting and severance and other agreements to be entered into with related persons, articles and By-laws of the Company and its subsidiaries, the Arrangement Agreement and other documents relating to any proceedings under the CBCA and BCBCA, the Plan of Arrangement and other documents relating to proceedings under the CCAA, including without limitation the DIP Commitment Letter any documents relating to proceedings under the US Bankruptcy Code, any circular issued by the Company or any of its Subsidiaries regarding the Recapitalization, and any documents relating to meetings of shareholders or creditors;

(6) the Companies shall be in compliance with all of their commitments and obligations under or in respect of the Shareholder Support Agreement and all other agreements entered into with the Initial Backstop Parties including, without limitation, the Backstop Commitment and the DIP Commitment Letter, and all conditions precedent set out in such agreements and in the Plan of Arrangement shall have been fully satisfied and discharged or waived;

(7) The Company’s Credit Facilities will have been amended (or consents shall have been received with respect thereto) pursuant to amendment documentation in form and substance satisfactory to each Initial Backstop Party;

(8) the Initial Backstop Parties shall be satisfied with the ownership structure and the shareholder arrangements of the Company after the Recapitalization and each of the guarantors, including, without limitation, the constituting documents of the Company and each of the guarantors and each agreement or instrument relating thereto;

(9) the entry of an order of the Court approving the Plan of Arrangement, and such order shall not have been stayed, rescinded or withdrawn and shall have become a final order in all respects and all orders made and judgments rendered by any applicable court of law, and all rulings and decrees of any applicable regulatory body, agent or official, shall be satisfactory to the Initial Backstop Parties including, without limitation, all court orders to be made in relation to proceedings under the CBCA or BCBCA, the CCAA or the US Bankruptcy Code, as applicable;

(10) the absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Company, threatened in any court or before an arbitrator or governmental authority that enjoins or impairs or could be reasonably expected to have a material adverse effect on, the Recapitalization or the transactions contemplated by the Backstop Commitment Letter;

(11) the Company shall have issued, or shall concurrently issue, the New Common Shares;

(12) the receipt by the Initial Backstop Parties and the Additional Noteholder Committee of satisfactory and customary opinions of the Company’s legal counsel and certificates of officers of the Company with respect to matters relevant to the Recapitalization including, without limitation, (a) confirmation that the Recapitalization and related actions will not give rise to change of control, termination, forfeiture or other materially adverse obligations or consequences under or in relation to any of the Company’s or any of its subsidiaries’ material agreements, permits, licenses, tenures or other rights or interests, (b) a report on all registered security interests and liens against the Company or any of its subsidiaries or their property and assets, which report will be reasonably satisfactory to the Initial Backstop Parties, and (c) other matters that are customary or standard in transactions of this kind or which may otherwise be requested by the Initial Backstop Parties or the Additional Noteholder Committee;

(13) the Company shall have paid all fees and expenses of the Initial Backstop Parties including without limitation, the fees set forth in the Backstop Commitment, including, the reasonable documented fees and expenses of counsel;

(14) the representations and warranties under the Backstop Commitment Letter or any document related thereto shall be true and correct on the Closing Date;

(15) no default or event of default shall have occurred and be continuing under the Backstop Commitment Letter or any document related thereto or the transactions contemplated thereby;

(16) the Initial Backstop Parties shall have received all required “know your customer”, anti-money laundering rule and Patriot Act information; and

(17) compliance with all applicable laws, in all material respects, including Canadian, U.S. and state securities laws, and receipt of all required regulatory approvals and consents.

To the extent any condition, term or provision of the Backstop Commitment requires the consent, satisfaction or approval of the Initial Backstop Parties, the Initial Backstop Parties agree to the extent practicable that they will exercise their discretion with respect to such consent, satisfaction or approval in consultation with the Additional Noteholder Committee. Such right of consultation shall not confer any right of consent, satisfaction or approval upon the Additional Noteholder Committee except as otherwise agreed to in the Backstop Commitment.

The Arrangement

Treatment of Securityholders

The following table shows the amount of Rollover Notes and New Notes and the number of New Common Shares and Shareholder Warrants to be issued to Securityholders pursuant to the Arrangement:

			# of New	# of
	Amount of	Amount of	Common	Shareholder
	Rollover Notes	New Notes	Shares(1)	Warrants
	(US$)	(US$)

All Noteholders	$150,000,000	—	46,000,000	—
Eligible Qualifying Noteholders(2)	—	$200,000,000	35,000,000	—
Backstop Parties	—	—	10,000,000	—
Initial Backstop Parties	—	—	5,000,000	—
Shareholders	—	—	4,000,000	8,695,652

Total	$150,000,000	$200,000,000	100,000,000	8,695,652

Note:

(1)	Includes New Common Shares issuable upon exercise of the Noteholder Warrants.

(2)	Including Backstop Parties if the Backstop Commitment is required.

Noteholders

On the Completion Date, in full settlement of the Existing Notes and the Indentures and all obligations thereunder (other than the right to be paid interest to March 31, 2008) (allocated first towards the repayment of principal of the Existing Notes):

(1) Noteholders will receive a Pro Rata Share of US$150 (Cdn$152) million aggregate principal amount of Rollover Notes.

(2) Each Noteholder other than Significant Noteholders will also receive:

•	such Noteholder’s Pro Rata Share of 46% of the New Common Shares on a Fully Diluted Basis; and

•	in the case of each Qualifying Noteholder that has, directly or through an affiliate, purchased New Notes under the New Note Private Placement, its Qualifying Noteholder Pro Rata Share of 35% of the New Common Shares on a Fully Diluted Basis.

(3) Each Significant Noteholder will receive:

•	New Common Shares equal to:

(a)	the Significant Noteholder’s Pro Rata Share of 46% of the New Common Shares on a Fully Diluted Basis;

plus

(b)	for each Significant Noteholder that is a Qualifying Noteholder and has, directly or through an affiliate, purchased New Notes under the New Note Private Placement, its Qualifying Noteholder Pro Rata Share of 35% of the New Common Shares on a Fully Diluted Basis;

less

(c)	that number of New Common Shares equal to the Substituted New Common Shares of such Significant Noteholder; and

•	Noteholder Warrants to purchase a number of New Common Shares equal to the Substituted New Common Shares of such Significant Shareholder.

(4) The Backstop Parties will receive:

•	15% of the New Common Shares on a Fully Diluted Basis, of which 5% of the New Common Shares on a Fully Diluted Basis will be allocated to the Initial Backstop Parties and 10% of the New Common Shares on a Fully Diluted Basis will be allocated to the Backstop Parties in accordance with their Backstop Party Pro Rata Share.

Pursuant to the Plan of Arrangement, all of the Existing Notes and the Indentures and all Entitlements relating to the Existing Notes and Indentures will be irrevocably and finally cancelled and, for purposes of Section 11.01 of the Indentures only, all sums payable by the Company under the Indentures (after the payment of interest to March 31, 2008) shall be deemed to have been paid, all instructions relating to application of payment of Existing Notes shall be deemed to have been delivered and no Default or Event of Default (in each case as defined in the Indentures) shall be deemed to have occurred and be continuing as at the Effective Date.

Shareholders

On the Completion Date, in exchange for the Existing Common Shares, each Shareholder will receive:

(a) its Shareholder’s Pro Rata Share of 4,000,000 New Common Shares representing an aggregate of 4% of the New Common Shares on a Fully Diluted Basis (approximately 27.31 New Common Shares for each 100 Existing Common Shares);

(b) its Shareholder’s Pro Rata Share of 8,695,652 Shareholder Warrants (approximately 59.36 Shareholder Warrants for each 100 Existing Common Shares); and

(c) its NLP Right.

TSX Listing

The TSX has conditionally approved the listing of the New Common Shares, the Shareholder Warrants and the New Common Shares underlying the Shareholder Warrants and Noteholder Warrants on the TSX.

Other than the Existing Common Shares and the Preferred Shares there are no equity securities of the Company outstanding.

Unaffected Obligations

Except as set forth below under “— Arrangements with Term Lenders,” obligations other than the Existing Notes and the Indentures are not affected by or involved in the Recapitalization or the Plan of Arrangement. Credit facilities, trade debt and obligations to employees generally and under pension plans will all continue to be paid or satisfied by Ainsworth in the ordinary course.

Arrangements with Term Lenders

In connection with the Recapitalization, the Credit Facilities will be amended as follows to permit the Recapitalization and to modify the covenants thereunder to accommodate the Company’s post-Recapitalization business.

Existing Credit Facility

The Existing Credit Facility will be amended as follows:

(i) certain covenants under the Existing Credit Facility will be amended so that such covenants are no more restrictive than the covenants under the indenture governing the Notes, including with respect to the Recapitalization;

(ii) the obligations under the Existing Credit Facility will be secured by a first-priority lien on additional collateral consisting of Ainsworth’s 100 Mile House OSB Plant (the “Additional Collateral”). The lien on such Additional Collateral shall be a limited recourse lien, limited to the satisfaction of obligations under the Existing Credit Facility equal to the lesser of (i) the extent to which the aggregate amount in respect of principal and interest outstanding under the Existing Credit Facility exceeds the amount of the borrowing base (the “Borrowing Base”) thereunder (i.e., 85% of Ainsworth’s accounts receivable and 65% of Ainsworth’s inventory) and (ii) $50 million (the lesser of (i) and (ii), the “Recourse Amount”). The net proceeds of the sale of Additional Collateral or any financing secured by any Additional Collateral up to the Recourse Amount shall be applied as a mandatory prepayment to the amounts outstanding under the Existing Credit Facility, and to the extent that the full amount of the Recourse Amount has been so applied or the application of such payment waived, the lien on such Additional Collateral shall be released. For purposes of this paragraph, the Borrowing Base value shall be calculated based on the average valuation thereof over the four fiscal quarters prior to the execution of any agreement relating to the sale of the Additional Collateral or granting additional liens thereon, subject to certain adjustments for dispositions of inventory or allocated as provided in the amendment; and

(iii) an increase in the interest rates under the Existing Credit Facility of 2.0% above the rates currently applicable thereunder.

In connection with the amendments to the Existing Credit Facility, a consent and amendment fee equal to 1.00% of the outstanding principal amount of the Existing Credit Facility on the date of such amendment will be payable by the Company.

The Company has also entered into an agreement dated as of June 16, 2008 with the Initial Backstop Parties and certain lenders under the Existing Credit Facility whereby those lenders agree to execute and deliver the amendment to the Existing Credit Facility, to execute, acknowledge and deliver any agreements and such further acts reasonably required by the Initial Backstop Parties in order to implement the amendment and for the Recapitalization and not to sell, assign, participate or otherwise transfer their interest in the Existing Credit Facility. It is a term of such agreement that the Company, the Initial Backstop Parties and such lenders shall use their commercially reasonable efforts to obtain a final order of the Court approving the Recapitalization, which order confirms the validity of the Recapitalization and the transactions contemplated thereby (including the amendment and the grant of security over the Additional Collateral) on the basis that the same shall not be, among other things, void or voidable by shareholders or creditors of Ainsworth or any of its affiliates, a fraudulent preference or conveyance, reviewable under any applicable federal or provincial insolvency legislation, or oppressive or unfairly prejudicial conduct. If such an order is not made, the interest rates payable to the lenders shall be increased by 1.00% per annum for the three month period immediately following implementation of the Recapitalization.

Fractional Interests

Because fractional New Common Shares and Shareholder Warrants will not be issued, the Company will instruct the Depositary Agent to aggregate for sale on the market on behalf of the registered holders the fractional New Common Shares and Shareholder Warrants to which each of the registered Shareholders and Noteholders is entitled to (such holders, “Fractional Holders”). All New Common Shares and Shareholder Warrants that the Depositary Agent sells as a result of fractions will be pooled and sold as soon as practicable on the TSX. All brokerage commissions and costs associated with such pooling and sale will be paid by the Company. Thereafter, the Depositary Agent will forward to each registered holder whose fractional New Common Shares or Shareholder Warrants have been sold, a cheque in Canadian dollars in an amount equal to such holder pro rata interest in the proceeds of sale of all fractional shares and Shareholder Warrants sold (net of applicable withholding taxes). In effecting the sale of any New Common Shares or Shareholder Warrants for Fractional Holders, the Depositary Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Depositary Agent will be liable for any loss arising out of any sale of such New Common Shares or Shareholder Warrants relating to the manner or timing of such sales, the prices at which New Common Shares or Shareholder Warrants are sold or otherwise. The sale price of New Common Shares or Shareholder Warrants sold on behalf of such persons will fluctuate with the market price of the New Common Shares or Shareholder Warrants and no assurance can be given that any particular price will be received upon any such sale.

If a Registered Shareholder owns less than four Existing Common Shares on the Effective Date, such Registered Shareholder will not receive one whole New Common Share, but will receive a cash amount for its fractional interest and will receive its appropriate number of Shareholder Warrants (and cash for any fractional interests in a Shareholder Warrants). If a Registered Shareholder owns less than two Existing Common Shares on the Effective Date, such Registered Shareholder will not receive one whole New Common Share nor one Shareholder Warrant, but will receive only a cash amount for its fractional interests.

In lieu of any fractional Rollover Notes, each registered holder of Existing Notes otherwise entitled to a fractional interest in Rollover Notes will receive the nearest whole $1.00 of Existing Notes (with fractions equal to exactly $0.50 being rounded up).

Appointment of the New Board

The New Board as of the Completion Date will be comprised of seven directors appointed under the Plan of Arrangement. The current Board will determine one of the nominees to the New Board, provided that such nominee is an Independent Director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee. Of the remaining six directors, five will be acceptable to HBK Master Fund L.P. and Tricap Partners II L.P., and one will be acceptable to the Additional Noteholder Committee. A majority of the directors will be Independent Directors and in accordance with the CBCA at least 25% of the directors will be resident Canadians.

The Chair of the New Board shall be selected by the New Board in accordance with the procedures set out in By-Law No. 1.

On or before July 18, 2008, the Company, together with the Initial Backstop Parties, will announce by way of press release, which press release will be incorporated by reference herein, the proposed directors for the New Board. The New Board will be appointed pursuant to the Plan of Arrangement.

Shareholders’ Agreement

HBK Master Fund L.P. and Tricap Partners II L.P. have entered into a shareholders’ agreement with the Company (the “Shareholders’ Agreement”) which provides that:

•	The articles of the Company following the Arrangement will provide that the number of directors constituting the Board shall be fixed at seven (7).

•	HBK Master Fund L.P. or any of its affiliates (each, an “HBK Shareholder”) may under certain circumstances, described below, exchange any and all shares of capital stock of the Company however designated and whether voting or nonvoting (“Company Capital Stock”) owned by the HBK Shareholder for a combination, such combination to be at the election of the HBK Shareholder of (x) shares of the class of Company Capital Stock so exchanged and (y) warrants immediately exercisable for no additional consideration to acquire shares of the class of Company Capital Stock so exchanged, on terms substantially identical to those set forth in the Noteholder Warrants (“Exchange Warrants”) for a number of shares of such class of Company Capital Stock such that the aggregate of the shares of Company Capital Stock received pursuant to clause (x) and the shares of Company Capital Stock that may be received upon the exercise of the Exchange Warrants received pursuant to clause (y) shall be equal to the number of shares of Company Capital Stock being exchanged by the HBK Shareholder (an “Exchange”).

•	If an HBK Shareholder or any of its affiliates desires to effect an Exchange, such holder shall provide a written notice to the Company indicating the number and class of shares of Company Capital Stock to be subject to such Exchange. The Company shall effect such Exchange immediately upon receiving written notice of the Exchange along with the securities being exchanged. The Company shall not permit any other holder of Company Capital Stock to effect an Exchange.

•	In the event that the Company determines to effect any repurchases, redemptions or a retirement of shares (each, a “Reduction”), the Company shall provide written notice (a “Company Reduction Notice”) to each of HBK Master Fund L.P. and Tricap Partners II L.P. no less than fifteen (15) days prior to effecting the Reduction describing in detail the terms of the Reduction and the number of shares of each class of Company Capital Stock to be outstanding following the Reduction. If, based on the information set forth in the Company Reduction Notice, HBK Master Fund L.P. determines that the Reduction would cause HBK Master Fund L.P., persons not dealing at arm’s length with HBK Master Fund L.P., or HBK Master Fund L.P. together with such persons, to exceed beneficial ownership at any time of more than 24.99% of the then outstanding shares of any class of Company Capital Stock, HBK Master Fund L.P. may, within five (5) days, provide written notice (the “Shareholder Reduction Notice”) to that effect to the Company and to Tricap Partners II L.P.

•	In the event that HBK Master Fund L.P. delivers a Shareholder Reduction Notice, the Company shall effect an Exchange with HBK Master Fund L.P. prior to effecting the Reduction. The Company and HBK Master Fund L.P. shall cooperate to effect the Exchanges prior to the Reduction.

•	All Company Capital Stock held by or offered to HBK Master Fund L.P. or Tricap Partners II L.P. (including pursuant to an exchange of securities) shall be listed on a designated stock exchange within the meaning of the Canadian Tax Act.

Agreements Among Shareholders

The Company has been advised that HBK Master Fund L.P. and Tricap Partners II L.P. have entered into an agreement under which each of them has agreed that following the Recapitalization, they will support the election to the Board of a certain number of individuals designated by the other party as well as the appointment of one individual designated by the other party to each Board committee (each of which is to comprise of three Directors). The number of individuals that each party is entitled to designate for election to the Board will depend upon its beneficial ownership of New Common Shares, with HBK Master Fund L.P. being entitled to designate up to three individuals and Tricap Partners II L.P. being entitled to designate up to two individuals. Initially, HBK Master Fund L.P. will be entitled to designate three individuals for election to the Board and Tricap Partners II L.P. will be entitled to designate two individuals for election to the Board.

The Company has also been advised that each of HBK Master Fund L.P. and Tricap Partners II L.P. has separately agreed that following the Recapitalization, it will support the election to the Board of one individual designated by the Additional Noteholder Committee.

Description of Securities issued under the Arrangement

Share Capital

Ainsworth will be authorized to issue an unlimited number of New Common Shares. The holders of the New Common Shares will be entitled to one vote per share at meetings of shareholders, will be entitled to receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company and to receive dividends, if and when declared by the board, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, and to be provided with ten business days notice, by way of press release, advertisement or letter, in advance of the record date for any such dividend declared.

Shareholder Warrants

The Shareholder Warrants entitle the holders thereof to receive an aggregate of 8,695,652 New Common Shares (representing 8% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, or approximately 59.36 New Common Shares for each 100 Existing Common Shares) if, on or prior to the Warrant Expiry Date, the then current market price of a New Common Share equals or exceeds a barrier price equal to US$1.20 billion divided by the number of New Common Shares outstanding as of the Completion Date on a Fully Diluted Basis, or if such barrier price is not met on or prior to the Warrant Expiry Date, an aggregate number of additional New Common Shares for all Shareholder Warrants representing 0.02% of the New Common Shares on a fully diluted basis.

When the above condition is first met, the Shareholder Warrants are thereafter exercisable without any payment or consideration by the holder and the Company will immediately provide notice to the Warrant Agent and the TSX to confirm the date such condition was met. Upon receipt of notice that the barrier price has been reached or exceeded, the Warrant Agent will, within three Business Days, notify registered holders of Shareholder Warrants of the occurrence of such event by registered mail and with such notice provide a letter of transmittal which holders can use to transmit their Shareholder Warrant certificates to the Warrant Agent. Upon the Warrant Agent’s receipt from a holder of a valid letter of transmittal and certificate representing Shareholder Warrants, the Warrant Agent will provide, within five Business Days, the certificate for the New Common Shares to which such holder is entitled. On the Warrant Expiry Date, (i) any and all outstanding Shareholder Warrants will cease to be traded on the TSX and will be automatically exercised, without any payment or consideration, for the number of New Common Shares to which the holder is entitled and (ii) the Warrant Agent will, within five Business Days, notify each registered holder of Shareholder Warrants of the occurrence of the Warrant Expiry Date, and with such notice provide a letter of transmittal which holders can use to transmit the certificates representing such Warrants to the Warrant Agent and thereafter such certificates will represent only the right to receive such New Common Shares to which the holder is entitled.

Upon a change of control, the holders of Shareholder Warrants will receive shares or new warrants in the acquiring company (or, if the acquiring company so elects, a payment of cash or shares in lieu of new warrants, in either case calculated in accordance with an options valuation model), if public, depending on whether the effective equity consideration per share paid in the transaction is above or below the barrier price. If the acquiring company is private the holders of Shareholder Warrants will receive a cash payment calculated in accordance with an options valuation model.

For the purposes of the Shareholder Warrants the current market price of a New Common Share will be the volume weighted average trading price per share for the twenty consecutive trading days ending on the trading day three trading days before such date on the TSX.

The Warrant Indenture will contain standard anti-dilution provisions for securities of this type, including a reduction in the barrier price for extraordinary dividends outside of the normal course.

NLP Rights

Each NLP Right entitles the holder thereof to receive the Shareholder’s Pro Rata Share of the Shareholders Litigation Share after receipt by Ainsworth of the Net Litigation Proceeds from each claim in the Litigation, provided however that Ainsworth shall retain full and unmitigated discretion and authority regarding the Litigation including, without limitation: the timing and manner of its prosecution or termination; selection of and instructions to legal counsel, advisors and experts; evidence submitted in the Litigation; all negotiations or settlements in respect of the

Litigation; and all other matters in any way relating to the Litigation. Ainsworth shall have no obligation or duty to the Shareholders or any other person in respect of any matter relating to the Litigation, other than to pay the Shareholders the Shareholders Litigation Share of any Net Litigation Proceeds received by Ainsworth. Payment of the Shareholders Litigation Share, if any, shall be made by Ainsworth to Registered Shareholders as of the Effective Date who have submitted duly completed Letters of Transmittal in accordance with section 4.1(e) of the Plan of Arrangement.

The NLP Rights will not be assignable or otherwise transferable except by sole operation of law or by testamentary will. No certificate or other evidence of an NLP Right will be issued other than an appropriate notation in a register of NLP Rights maintained by the Depository or its successor. Each NLP Right will only represent an entitlement to be paid the Shareholder’s Pro Rata Share of the Shareholder Litigation Share. The NLP Right shall not confer or be construed as conferring upon a payee: (i) any right or interest whatsoever as a shareholder or other security holder of Ainsworth, including the right to vote at, to receive notice of, or to attend, meetings of shareholders or other security holders or any other proceedings of Ainsworth, or the right to receive dividends and other distributions payable on the shares or other securities of Ainsworth; (ii) any other equity or ownership interest in Ainsworth; or (iii) any other right not expressly granted pursuant to the Arrangement. The NLP Rights will represent unsecured obligations of the Company and will not be entitled to the benefit of any security in any of the assets of the Company. Any amounts payable pursuant to the NLP Rights will not be related to the operations or assets of the Company.

Ainsworth shall be entitled to rely upon the Letters of Transmittal received by Ainsworth in accordance with section 4.1(e) of the Plan of Arrangement as conclusive and final evidence of the identities of the Registered Shareholders who are entitled to receive the Shareholders Litigation Share, if any. Ainsworth shall not be required to update nor confirm the accuracy or currency of any of the information set out in the Letters of Transmittal and Ainsworth shall have no liability or obligation in respect of any deliveries made or not made by Registered Shareholders to beneficial shareholders or any other person.

NLP Rights are contingent on the outcome of the Litigation and there is no assurance as to the amount of Net Litigation Proceeds, if any, that will be recovered from the Litigation or as to the time of such recovery.

A Registered Shareholder may elect, by its Letter of Transmittal, not to receive an NLP Right. A Registered Shareholder who elects not to receive its NLP Right will not receive any compensation or payment in lieu of the foregone NLP Right.

Noteholder Warrants

Each Significant Noteholder will receive a cash payment equal in value to, and in lieu of, each New Common Share in excess of 24.9% of the New Common Shares that will be issued and outstanding on the Completion Date that such Significant Noteholder would in aggregate and in the absence of the Substitution be entitled to receive under the Plan of Arrangement. In accordance with the Subscription Agreement, a cash payment received by a Significant Noteholder as a result of a Substitution will be directed to the Company as payment for a number of Noteholder Warrants equal to the Substituted New Common Shares of such Significant Noteholder. Each Noteholder Warrant will (subject to anti-dilution provisions) be exercisable at any time and from time to time for one New Common Share without payment of further consideration.

Rollover Notes

The terms of the Rollover Notes are described under “Description of the Notes.”

Court Approval and Completion of the Arrangement

The Arrangement requires approval by the Court. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached hereto as Appendix “F.” The Notice of Hearing of the Petition also appears as Appendix “G” and forms part of this Circular.

Ainsworth has advised the Court that the New Common Shares, Shareholder Warrants, Noteholder Warrants and Rollover Notes in each case issued pursuant to the Plan of Arrangement will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement. The indenture relating to the Notes will be qualified under the U.S. Trust Indenture Act of 1939, as amended.

Subject to the approval of the Recapitalization Resolutions by the Securityholders, the hearing in respect of the Final Order is scheduled to take place on July 25, 2008 at 9:00 a.m. (Vancouver time) before the Honourable Mr. Justice Burnyeat at 800 Smithe Street, Vancouver, British Columbia, Canada. Any Securityholder who wishes to appear or be represented and to present evidence or arguments at the hearing must serve and file with the Court an Appearance as set out in the Notice of Hearing of Petition and serve such Appearance on the solicitors for the Company and satisfy any other requirements of the Court as provided in the Interim Order or otherwise. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, the approval by the Shareholders of the Shareholders’ Arrangement Resolution at the Second Shareholders’ Meeting and the approval by the Noteholders of the Noteholders’ Arrangement Resolution at the Noteholders’ Meeting.

The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to closing contained in the Plan of Arrangement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (a) the various documents necessary to consummate the Recapitalization will be executed and delivered; (b) Articles of Arrangement will be filed with the Director along with a copy of the Final Order to give effect to the Arrangement; and (c) the transactions provided for in the Plan of Arrangement will occur in the order indicated. See “— Conditions to the Arrangement Becoming Effective.”

The Final Order shall provide that the Mutual Releases shall be binding on certain parties as contemplated by the Plan of Arrangement.

Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained, which is expected to occur on or about July 28, 2008 and the Completion Date is expected to occur on July 29, 2008.

Conditions to the Arrangement Becoming Effective

The following are the conditions to the Arrangement becoming effective:

(a) the Credit Facilities shall have been amended to permit the Recapitalization;

(b) the Company will have completed a U.S. reorganization, including the following steps:

•	Ainsworth will form a 100% owned manager-managed limited liability company under the laws of the State of Delaware. The majority of the managers will be resident in the United States;

•	Ainsworth Engineered (USA), LLC will sell all of its assets other than Ainsworth Engineered (USA) LLC’s current legal action against Potlatch Corporation to the new LLC in exchange for a non-interest-bearing demand note and the assumption of the liabilities of Ainsworth Engineered (USA), LLC; and

•	Ainsworth Engineered (USA), LLC will be wound-up into Ainsworth and in the course of such winding-up, it will distribute its remaining property to Ainsworth;

(c) the Continuance must be approved by the Shareholders and be completed;

(d) subject to any further order of the Court, the Plan of Arrangement must be submitted to the Noteholders and Shareholders for their approval and must be approved in the manner set forth in the Interim Order;

(e) the Final Order must be obtained in form and substance satisfactory to the Company, acting reasonably;

(f) Articles of Arrangement must be filed with the Director;

(g) the Consulting Agreements and Severance Agreements shall have been executed and delivered by all the parties thereto;

(h) the Goldman Consent and Amendment shall have been executed and delivered and all arrangements, agreements and steps (all in form and substance satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement)) necessary to provide any additional or supplemental security pursuant to the Goldman Consent and Amendment have been completed or shall be capable of completion in accordance with the terms of the Goldman Consent and Amendment.

(i)no action shall have been instituted and be continuing on the Completion Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Recapitalization and no cease trading or similar order with respect to any securities of the Company shall have become effective or threatened;

(j) the Note Trustee shall not have objected in any respect to, or taken any action that would or could adversely affect, the Recapitalization nor shall the Note Trustee have taken any action that challenges the validity or effectiveness of the procedures used by the Company in effecting the Recapitalization;

(k) the Company shall have taken all necessary corporate actions and proceedings in connection with the Recapitalization;

(l) Continuance Dissent Rights shall not have been exercised with respect to more than 5% of the Existing Common Shares;

(m) all applicable governmental, regulatory and judicial consents, and any other third party consents, shall have been obtained;

(n) subscriptions for New Notes shall have closed, including payment by the subscribers for the New Notes of US$200 million in the aggregate in exchange for the New Notes; and

(o) all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement) including, certain other agreements, consents and other documents specified in the Noteholder Support Agreement.

Management Agreements

Severance Agreements

It is a condition of the Arrangement that the Company enter into Severance Agreements with the Ainsworth Executive Group, including the Ainsworth Consultants. The Severance Agreements will provide severance payments in the aggregate amount of US$8 million to the Ainsworth Executive Group. Pursuant to the Severance Agreements the Ainsworth Executive Group will release the Company from any and all actions, causes of action, suits, debts, dues, accounts, costs, legal costs, contracts, claims and demands of every nature or kind, statutory or otherwise, including any claims made pursuant to the Employment Standards Act (British Columbia) and the Human Rights Code (British Columbia) which the Ainsworth Executive Group now or at any time hereafter can, shall, or may have in any way arising from any cause, matter or anything whatsoever existing as to the present time and without restricting the generality of the foregoing, with respect to the employment of the Ainsworth Executive Group by the Company, the termination of that employment, the termination of any benefits provided by the Company to the Ainsworth Executive Group and the loss of any office in the Company by the Ainsworth Executive Group. The Company will release the Ainsworth Executive Group and, as applicable, each member of the Ainsworth Executive Group’s administrators, executors, heirs, and assigns from any and all actions, causes of action, suits, debts, dues, accounts, costs, legal costs, contracts, claims and demands of every nature or kind which the Company and, as applicable, the Company’s officers, directors, partners, shareholders, employees, agents, successors, administrators, executors, heirs and assigns at any time hereafter can, shall, or may have in any way arising from any cause, matter or anything whatsoever existing as to the present time.

Consulting Agreements

It is a condition of the Arrangement that each of the Ainsworth Consultants enter into the Consulting Agreements pursuant to which they agree to provide consulting services to the Company (a) for a period of one year following the Effective Date to assist in the transition of the management of the business and (b) with respect to the Litigation. Each of the Ainsworth Consultants will receive compensation of US$500,000 for the above services.

Mutual Releases

Pursuant to the Mutual Releases, (i) the Company Released Parties will be released from all liabilities resulting from any act or omission prior to the Effective Date arising out of the Existing Notes, the related guarantees, the Indentures, the Recapitalization, the Noteholder Support Agreement, the business and affairs of the Company, the Arrangement and any other proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; and (ii) the Noteholder Released Parties will be released from all liabilities resulting from any act or omission prior to the Effective Date relating to the Existing Notes, the Indentures, the Recapitalization, the Noteholder Support Agreement, the Arrangement and any other matter relating to or proceedings commenced with respect to the Plan of Arrangement and the Recapitalization, subject in each case to certain exceptions set out in the Mutual Releases.

Calculations

Calculations and determinations made in accordance with the Recapitalization are final and binding.

Fairness Opinion and CBCA Opinion

At a meeting of the Board of Directors held on June 16, 2008, UBS rendered its oral opinion, subsequently confirmed in writing, that, as of such date, based upon and subject to the assumptions, limitations and other matters set forth in the opinion, in the opinion of UBS, the Recapitalization is fair, from a financial point of view, to the Company relative to a liquidation based on the criterion that the midpoint of the estimated range of going concern enterprise value of the Company (after giving effect to the Recapitalization) as of the scheduled effective date of the Recapitalization (the “Recapitalization Effective Date”) is in excess of the midpoint of the range of the Company’s liquidation value as set forth in a liquidation value analysis as of the Recapitalization Effective Date prepared by the management of the Company (the “Fairness Opinion”), the full text of which is attached as Appendix “H” to the Circular.

In addition, the Board of Directors has commissioned an opinion from UBS, in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 — Policy Concerning Arrangements under Section 192 of the CBCA dated November 7, 2003, that as of June 16, 2008, based on the midpoint of the estimated range of going concern enterprise value of the Company, as of the Recapitalization Effective Date, after giving effect to the Recapitalization, in the opinion of UBS, the portion of such value made available to the Noteholders (excluding the Backstop Parties), in the aggregate as a single class, and the Shareholders, in the aggregate as a single class, respectively, pursuant to the Recapitalization would be in excess of the portion of the value, based on the midpoint of the estimated range of the value (the “Liquidation Recovery Value”), such Noteholders (excluding the Backstop Parties), in the aggregate as a single class, and such Shareholders, in the aggregate as a single class, respectively, would receive if the Company were liquidated as of the Recapitalization Effective Date based on a liquidation recovery analysis prepared by the management of the Company.

The full texts of the Opinions are attached as Appendix “H” and Appendix “I” to this Circular and Securityholders are encouraged to read the Opinions carefully and in their entirety. The Opinions describe the scope of the review undertaken by UBS, the assumptions made by UBS, the limitations on the use of the Opinions, and the basis of UBS’s analyses for the purposes of the Opinions, among other matters. The summary of the Opinions set forth in this Circular is qualified in its entirety by reference to the full text of the Opinions. UBS has provided its written consent to the inclusion of the Opinions in this Circular. The Opinions state that they may not be used, or relied upon, by any person other than the Board of Directors.

Assumptions and Limitations

The Opinions are based on various assumptions and limitations including the following.

In rendering the Opinions, UBS assumed that (i) the final form of the Plan of Arrangement and the Circular will not differ in any material respect from the drafts dated June 12, 2008 that UBS had reviewed prior to rendering the Opinions; (ii) the Company will comply with all material terms of the Plan of Arrangement and the Circular; (iii) the Recapitalization will be consummated in accordance with the terms of the Plan of Arrangement and the Circular without any adverse waiver or amendment of any material term or condition thereof; (iv) the Plan of Arrangement will not differ in any material respect from the terms described in the Circular and will be confirmed and consummated in accordance with its terms, and the Company will be reorganized as set forth in the Plan of

Arrangement and the Circular; (v) after the implementation of the Recapitalization, the Company’s capitalization and available cash and cash flow will be as set forth in the Circular (in particular, the pro forma indebtedness of the Company after the implementation of the Recapitalization will be a maximum of Cdn$536 million in aggregate principal amount) and (vi) there will not be any material change in economic, market or business conditions (financial or otherwise), or in the results of operations, assets, liabilities or prospects of the Company through the Recapitalization Effective Date. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Recapitalization will be obtained without any material adverse effect on the Company or the implementation of the Recapitalization.

In addition, UBS relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of the Opinions, and did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor has UBS been furnished with any such evaluation or appraisal (other than the liquidation value analysis referred to above).

With respect to the financial forecasts, estimates and pro forma effects referred to in the Opinions, UBS assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and UBS has not independently evaluated the achievability of the financial forecasts and estimates or the reasonableness of the assumptions upon which they are based. In addition, UBS assumed that the financial forecasts and estimates referred to in the Opinions will be achieved at the times and in the amounts projected. In connection with UBS’ analyses, UBS took into account that the Company’s financial forecasts and estimates show (during the period of such financial forecasts and estimates) sufficient cash flows available to the Company after giving effect to the Recapitalization to satisfy its interest payments when due on indebtedness of the Company (after giving effect to the Recapitalization). With respect to the liquidation value analysis and liquidation recovery analysis prepared by the management of the Company, UBS assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and UBS has not assumed any responsibility for independently evaluating the achievability of the liquidation value analysis and liquidation recovery analysis or the reasonableness of the assumptions upon which they are based. The Opinions are necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of the Opinions. In addition, senior management of the Company provided to UBS, and UBS relied upon in providing the Opinions, a factual certificate regarding matters pertaining to the Company that was within their control. The estimated going concern enterprise value of the Company after giving effect to the Recapitalization represents a hypothetical valuation range of the Company as of the Recapitalization Effective Date, assuming that the Company continues as an operating business, estimated based on various selected valuation methodologies. The estimated going concern enterprise value of the Company after giving effect to the Recapitalization does not purport to constitute an appraisal or necessarily reflect the actual market value that might be realized through a sale or liquidation of the Company, its securities or its assets, which value may be significantly higher or lower than the estimate.

UBS disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinions of which it may become aware after the date of the Opinions. In the event that there is any material change in any fact or matter affecting the Opinions after their respective dates, UBS reserves the right to (but has no obligation to) change, modify or withdraw the Opinions.

UBS based the Opinions upon a variety of factors. Accordingly, UBS believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by UBS, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinions.

The Opinions do not address the relative merits of the Recapitalization or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Recapitalization or any related transaction. The Opinions do not constitute a recommendation to any Shareholder or Noteholder as to how such Shareholder or Noteholder should vote or act with respect to the Recapitalization or any related transaction. At the Company’s direction, UBS has not been asked to, nor did UBS, offer any opinion as to the terms of the Recapitalization, other than to the extent expressly specified in the Opinions, the Plan of Arrangement or the form of the Recapitalization or any related transaction. In addition, UBS expressed no opinion as to what the value of the New Common Shares, the New Notes, the Rollover Notes or the Warrants will be when and if issued after the implementation of the Recapitalization or the price at which the Existing Common Shares, the Existing Notes, the New Common Shares, the New Notes, the Rollover Notes or the Warrants will trade at any time. UBS was not engaged to provide and has not provided (i) an opinion as to the fairness of the Recapitalization to the Company (other than to the extent expressly specified in the Fairness Opinion), the Noteholders, the Shareholders or any particular securityholder of the Company; (ii) an opinion as to the relative fairness of the Recapitalization among or as between the Noteholders and the Shareholders; (iii) an opinion as to the fairness of the process underlying the Recapitalization; or (iv) an opinion as to the ability of the Company after the implementation of the Recapitalization to repay (or refinance) the principal amount of its indebtedness (after giving effect to the Recapitalization).

Independence of UBS

UBS has acted as financial advisor to the Company in connection with the Recapitalization. Under the terms of its engagement agreement dated April 30, 2008 (the “Engagement Agreement”), UBS is paid a monthly advisory fee and will receive a fee for its services, a portion of which is payable in connection with the Opinion and a significant portion of which is contingent upon consummation of the Recapitalization. In addition, UBS is to be reimbursed for reasonable out-of-pocket expenses and the Company has agreed to indemnify UBS and certain persons against certain liabilities in connection with the engagement of UBS, including certain liabilities under applicable securities laws. UBS has been granted, subject to certain conditions, a right of first refusal with respect to certain future debt or equity financing transactions of the Company and, in the event UBS does assist the Company in such financing transactions, would receive compensation in connection therewith.

In the past two years, UBS and its affiliates have provided investment banking services to affiliates of certain Noteholders unrelated to the Recapitalization, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and, accordingly, may at any time hold a long or short position in such securities.

The issuance of the Opinions was approved by an authorized committee of UBS.

Independent Committee

The Board of Directors appointed an Independent Committee, consisting of Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Green and Gordon Lancaster, to review the terms of the Recapitalization and to provide a recommendation to the Board with respect to the Recapitalization. The Independent Committee met frequently to consider the terms of the proposed Recapitalization. It received advice from its independent counsel, Lawson Lundell LLP, from Ainsworth’s counsel, Blake, Cassels & Graydon LLP, and from Ainsworth’s financial advisor, UBS. The Independent Committee reviewed the terms of the Recapitalization with management of Ainsworth and considered the views of management and UBS as to the anticipated financial conditions of the Company both with and without giving effect to the proposed Recapitalization. The Independent Committee reviewed the appropriateness of the terms of the Severance Agreements and the Consulting Agreements, the entry of such agreements on terms acceptable to the Backstop Parties being a condition of their Backstop Commitment.

The following is a summary of the factors, among others, which the Committee reviewed and considered in relation to the Recapitalization:

•	the continued overall challenges facing the forest products sector, particularly in view of the ongoing downturn in the U.S. housing market and the continued strength of the Canadian dollar against the U.S. dollar;

•	the challenges faced by the Company to meet expected cash requirements of the Company, including to service and repay existing debt;

•	the strategic significance and benefits of the Recapitalization including the reduction of the Company’s net debt and annual interest costs and the commitment of additional capital required to stabilize the Company’s operations;

•	the impact on the Company and its stakeholders of possible alternatives to the Recapitalization, including the sale of assets, refinancing of debt and issuance of new debt or equity, and the risks associated with such alternatives, including the timing and uncertainties of successfully completing such alternatives;

•	the Fairness Opinion provided to the Board of the Directors;

•	the required approvals of the Recapitalization by Noteholders, the Court and regulatory authorities;

•	the support of the Recapitalization by Noteholders holding approximately 80% of the Total Existing Note Value; and

•	the agreement to support the Recapitalization by the lenders under the Credit Facilities.

The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes the material factors considered by the Independent Committee. In view of the variety of factors considered in connection with its evaluation of the Recapitalization, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their recommendation. In addition, individual members of the Independent Committee may have given differing weights to different factors.

As a result of its detailed discussions and after careful consideration of relevant matters, the Independent Committee unanimously recommended to the Board of Directors that the Board approve the Recapitalization and recommend that Securityholders vote in favour of the Recapitalization Resolutions.

Recommendation of the Board of Directors

After careful consideration of, among other things, the steep decline in the demand for and price of OSB, the strong Canadian dollar, the poor U.S. housing market, scheduled additions to the industry’s OSB production capacity, and reductions in new home construction and new home sales in the U.S., the recommendation of the Independent Committee and the Opinions, the Board of Directors has unanimously approved the Recapitalization and authorized its submission to the Securityholders and the Court for their respective approvals. The Board also considered various factors including challenges in servicing and repaying the Company’s existing debt and the fact that Noteholders holding approximately 80% of the Total Existing Note Value and Shareholders representing approximately 58% of the issued and outstanding Existing Common Shares had agreed to support and vote in favour of the Continuance Resolution, the By-Law Resolution, the Shareholders’ Arrangement Resolution and the Noteholders’ Arrangement Resolution, as applicable. The Board also noted that Shareholders were entitled to statutory dissent rights in respect of the Continuance Resolution. The Board of Directors unanimously recommends that Securityholders vote in favour of the Recapitalization Resolutions.

Procedures

Shareholders — Registered Shareholders

Enclosed with this Circular for use by Registered Shareholders is a Letter of Transmittal. The Letter of Transmittal, when properly completed and duly executed and returned to the Depositary Agent, together with a certificate or certificates representing Existing Common Shares and all other required documents, will enable each Registered Shareholder to obtain certificates representing the New Common Shares and the Shareholder Warrants which the Registered Shareholder is entitled to receive under the Recapitalization and, upon full and final determination or settlement of the Litigation, to receive a cash amount equal to the Shareholder’s Pro Rata Share of the Shareholders Litigation Share pursuant to its NLP Right. Registered Holders may elect in the Letter of Transmittal not to receive an NLP Right. Registered Holders who elect not to receive an NLP Right will not be entitled to any compensation or other payment in respect of the foregone NLP Right.

Registered Shareholders who do not forward to the Depositary Agent properly completed Letters of Transmittal (together with a certificate or certificates representing their Existing Common Shares and all other required documents) will not receive the certificates representing New Common Shares and the Shareholder Warrants to which they are otherwise entitled and also will not be recorded on the registers of New Common Shares or Shareholder Warrants, respectively, and will not receive a cash amount equal to the Shareholder’s Pro Rata Share of the Shareholders Litigation Share until proper delivery is made.

Where a certificate representing Existing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Depositary Agent in accordance with instructions in the Letter of Transmittal.

Shareholders — Beneficial Shareholders

Shareholders who hold their interests in Existing Common Shares through CDS or DTC will receive their New Common Shares and Shareholder Warrants through the facilities of CDS or DTC, as applicable. Delivery of New Common Shares and Shareholder Warrants will be made through the facilities of CDS to CDS participants and through DTC to DTC participants who in turn will effect the delivery of the New Common Shares and Shareholder Warrants to the beneficial holders of such New Common Shares and Shareholder Warrants pursuant to standing instructions and customary practices.

Noteholders

DTC, as sole registered holder of the Existing Notes on behalf of the Noteholders, will surrender for cancellation certificates representing the Existing Notes to the Note Trustee. Delivery of the Rollover Notes and New Common Shares issuable to the Noteholders as consideration for the exchange and cancellation of the Existing Notes and Indentures will be made through the facilities of DTC to DTC participants who in turn will effect delivery of the Rollover Notes and New Common Shares to the Noteholders pursuant to standing instructions and customary practices.

General

Any use of the mail to transmit a certificate representing Existing Common Shares and/or a Letter of Transmittal is at the risk of the Securityholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If the Recapitalization Resolutions are not adopted at the Meetings, or if the Recapitalization is not otherwise completed, the certificates representing Existing Common Shares received by the Depositary Agent will be returned to the applicable Shareholder.

Securityholders whose Existing Common Shares or Existing Notes are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in providing details of registration and delivery of their Rollover Notes, New Common Shares, Noteholder Warrants and Shareholder Warrants, as applicable.

Strict compliance with the requirements set forth above concerning deposit and delivery of securities and related required documents will be necessary.

SHAREHOLDER SUPPORT AGREEMENTS

Members of the Ainsworth family holding approximately 58% of the Existing Common Shares and Grant Forest Products Corp., holding approximately 34% of the Existing Common Shares, have entered into support agreements with the Company under which they have agreed to vote their Existing Common Shares in favour of the Recapitalization at the Shareholders’ Meetings.

Each Support Shareholder has entered into a Shareholder Support Agreement pursuant to which, among other things, each such Support Shareholder committed that:

•	Such Support Shareholders will not, and will use its reasonable best efforts to cause its representatives and advisors not to, directly or indirectly take any action that might reasonably be expected to reduce the likelihood of success of the Continuance or the Arrangement; and

•	In the event that Ainsworth determines that it is desirable to proceed with an Alternative Recapitalization that (a) would provide Shareholders with a financial result equivalent to or better than, on an after tax basis, the Recapitalization, (b) would not result in a delay or time to completion materially longer than the Recapitalization, and (c) is otherwise on terms and conditions no more onerous than the Recapitalization, such Support Shareholders will support such Alternative Recapitalization in the same manner and to the same extent that it has agreed to support the Recapitalization.

The Shareholder Support Agreements and the obligations of Ainsworth and the Support Shareholders set out in the Shareholder Support Agreements shall terminate upon written notice given by the Support Shareholder to the Company:

•	On the Effective Date of the Arrangement;

•	If the Company is in default in any material respect of any covenant contained in the Shareholder Support Agreement, or in the event that any of the representations and warranties of the Company contained in the Shareholder Support Agreement is not true and correct in all material respects as of the date when made, and in which case has not been cured within 5 days notice thereof to Ainsworth; or

•	If the Noteholder Support Agreement is terminated in accordance with the terms thereof and is no longer of any force and effect.

The Shareholder Support Agreements and the obligations of the Company and the Support Shareholders set out in the Shareholder Support Agreements shall terminate at the option of the Company upon written notice given by the Company to the Support Shareholder:

•	If the Support Shareholder has breached or failed to perform and satisfy any of its covenants or agreements contained in the Shareholder Support Agreement in a material respect or any of the representations and warranties of the Shareholder contained in the Shareholder Support Agreement are not true and correct in a material respect; or

•	If the Arrangement Agreement is terminated in accordance with its terms.

NOTEHOLDER SUPPORT AGREEMENT

Noteholders holding approximately 80% of the Total Existing Note Value have signed a Noteholder Support Agreement and agreed to support the Recapitalization and vote in favour of the Noteholders’ Arrangement Resolution at the Noteholders’ Meeting. Ainsworth intends to continue to solicit additional support for the Recapitalization.

Each Support Noteholder has entered into the Noteholder Support Agreement pursuant to which, among other things, each such Support Noteholder has committed that:

•	Such Support Noteholder will support the Recapitalization by, among other things: (a) voting or causing to be voted all of the Existing Notes legally or beneficially owned or controlled by it in favour of the Recapitalization and the Plan of Arrangement; (b) supporting the approval of the Plan of Arrangement as promptly as practicable by the Court; and (c) executing any and all documents and performing any and all commercially reasonable acts required by the Noteholder Support Agreement to satisfy all of their obligations thereunder; and

•	Such Support Noteholder, subject to certain exceptions, will not sell, transfer, assign or loan its Notes.

The Noteholder Support Agreement provides that the Company shall pursue and support the Recapitalization in good faith upon the terms and conditions set forth in the Noteholder Support Agreement and shall not solicit any proposal for a recapitalization other than the Recapitalization, provided that this shall not prevent Ainsworth from receiving any such proposal from a third party and negotiating such proposal with a third party if the Board, on advice of its financial and legal advisors, determines that such proposal would reasonably be expected to result in a transaction more favourable to the Company and its stakeholders, provided in all cases that same is no less favourable to the Noteholders than the Recapitalization (a “Superior Proposal”). In the event the Company receives any proposal from a third party that the Board believes may constitute a Superior Proposal, it will promptly notify the Support Noteholders of the terms thereof, including the identity of the proposing party(ies). In the event that the Board, after consultation with its financial and legal advisors, determines in good faith that it has received a binding, written Superior Proposal and that it can no longer support or recommend the Recapitalization, the Company shall promptly (in any event no later than one (1) business day following such determination) so inform the Support Noteholders (including as to the terms of any such proposal that the Board has determined is a Superior Proposal) and the Initial Backstop Parties shall have five (5) business days in which to respond and, in the event that within such time the Initial Backstop Parties propose an alternative to the Superior Proposal that is of comparable value to the Company and its stakeholders and no less favourable to the Noteholders, the Company shall commit to and pursue such alternative proposal.

In the event that the Company has not obtained, by June 30, 2008, all of the consents necessary such that it is unlikely, in the judgment of the Support Noteholders, that the Company will be able to implement the Recapitalization, the Company will commence a proceeding under the CCAA and proceedings under the United States Bankruptcy Code in order to implement the Recapitalization.

The obligations of the Support Noteholders under the Noteholder Support Agreement are subject to, among other things, the following conditions:

•	all agreements, consents and other documents relating to the Recapitalization shall be in form and content reasonably satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (To the extent that any condition, term or provision of the Noteholder Support Agreement requires the consent, satisfaction or approval of the Additional Noteholder Committee and the Additional Noteholder Committee does not provide such consent, satisfaction or approval (a) the sole remedy under the Noteholder Support Agreement will be that each member of the Additional Noteholder Committee may, but will not be required to, terminate its obligations under the Noteholder Support Agreement, and (b) the Additional Noteholder Committee will forfeit any further consent, satisfaction or approval rights under the Noteholder Support Agreement (or any related agreements);

•	all orders made and judgments rendered by any applicable court of law, and all rulings and decrees of any applicable regulatory body, agent or official, shall be reasonably satisfactory to the Initial Backstop Parties including, without limitation, all court orders to be made in relation to proceedings under the CCAA, CBCA or BCA;

•	all actions taken by the Company in furtherance of the Recapitalization shall be consistent with the Noteholder Support Agreement and other agreements entered into between the Initial Backstop Parties and the Company;

•	the Company shall be in compliance with all of its commitments and obligations under or in respect of the Noteholder Support Agreement and all other agreements entered into with the Support Noteholders including, without limitation, the Backstop Commitment Letter and the DIP Commitment Letter, and all conditions precedent set out in such other agreements shall have been fully satisfied and discharged or waived;

•	the Company shall be in compliance with all of its commitments and obligations under or in respect of the Noteholder Support Agreement and all other agreements entered into with the Initial Backstop Parties and all conditions precedent set out in such other agreements shall have been fully satisfied and discharged or waived;

•	the Company shall not have entered into an agreement or otherwise made similar arrangement for debtor in possession financing other than for the financing contained in the DIP Commitment Letter;

•	each of the Initial Backstop Parties and the Additional Noteholder Committee shall have determined, acting reasonably, that the Recapitalization and all actions relating thereto or in furtherance thereof would not result in or give rise to a material adverse effect on it under applicable tax, securities, or anti-trust and competition laws that it was not aware of on the date hereof;

•	the receipt by the Support Noteholders of satisfactory and customary opinions of the Company’s legal counsel and certificates of officers of the Companies for certain identified matters; and

•	the absence of any event or occurrence which has resulted in or could reasonably be expected to result in (a) individually or in the aggregate, any material adverse change in the assets, liabilities, business, operations or condition (financial or otherwise) of the Company, taken as a whole (other than any event or occurrence (1) relating to any generally applicable change in laws or (2) relating to any generally applicable changes in GAAP after the date hereof) or (b) a material adverse effect on the ability of the Company to complete the Recapitalization on a timely basis.

Under certain circumstances a material modification of the Noteholder Support Agreement would allow Supporting Noteholders other than the Initial Backstop Parties to terminate their obligations thereunder.

The Noteholder Support Agreement and the obligations of Ainsworth and the Support Noteholders set out in the Noteholder Support Agreement shall terminate if any of the following events occurs and is not waived:

•	the Meetings have not been held by July 28, 2008;

•	final approval of the Plan of Arrangement by the Court has not been obtained by July 29, 2008;

•	the Recapitalization has not been implemented by July 30, 2008;

•	the date the Company enters into a written agreement with respect to a Superior Proposal;

•	a material breach by the Company of its obligations, representations or warranties under the Noteholder Support Agreement or any other agreement with the Initial Backstop Parties;

•	a material breach by the Initial Backstop Parties of their obligations, representations or warranties under the Noteholder Support Agreement or any other agreement with Ainsworth;

•	the conditions of the Noteholder Support Agreement are not satisfied or discharged as and when required; or

•	the effective date of the Recapitalization.

Pursuant to the Noteholder Support Agreement, the Support Noteholders agreed that at the Effective Time, the Company, the Note Trustee (and its parents), and their respective subsidiaries and affiliates and their respective officers, directors, employees, financial advisors, auditors, legal counsel and agents (each in their capacity as such) (collectively, the “Company Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan of Arrangement relating to, arising out of or in connection with the Existing Notes and related guarantees, the Indentures, the Recapitalization, the Noteholder Support Agreement, the Term Sheet attached to the Noteholder Support Agreement, the business and affairs of the Company and their respective subsidiaries and affiliates, the Recapitalization Proceedings and any other proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; provided, however, that no Company Released Party will receive a release if such party, directly or indirectly, takes any action to frustrate or hinder the consummation of the Recapitalization or the Plan of Arrangement; and provided, further, that nothing in the Noteholder Support Agreement will release or discharge any of the Company Released Parties from or in respect of their obligations to the Support Noteholders under the Plan of Arrangement, the Term Sheet attached to the Noteholder Support Agreement or any other agreement with a Support Noteholder and further provided that nothing in the Noteholder Support Agreement will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or willful misconduct; and provided, further, that no Company Released Party will be released from any claims relating to matters not publicly disclosed.

Pursuant to the Noteholder Support Agreement, the Company, on its own behalf and on behalf of all of its subsidiaries and affiliates, agreed that at the Effective Time, the Support Noteholders the Note Trustee (and its parents) and their respective subsidiaries and affiliates and their respective shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the date of implementation of the Plan of Arrangement relating to, arising out of or in connection with the Existing Notes, the Indentures, the Recapitalization, the Noteholder Support Agreement, the Term Sheet attached to the Noteholder Support Agreement, the Recapitalization Proceedings and any other matter relating to or proceedings commenced with respect to the Plan of Arrangement and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties from or in respect of its obligations under the Plan of Arrangement, the Term Sheet attached to the Noteholder Support Agreement, or the New Notes and further provided that nothing in this paragraph will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, actual fraud or willful misconduct.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under “— Certain Definitions.” In this description, “Ainsworth”, “we”, “our” and “us” refer only to Ainsworth Lumber Co. Ltd. and not to any of its subsidiaries.

We will issue the New Notes and the Rollover Notes (together the “Notes”) pursuant to an indenture among Ainsworth Lumber Co. Ltd., as issuer, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp., and Ainsworth Engineered, LLC, as guarantors, and The Bank of New York, as Trustee. Pursuant to the Recapitalization, the Rollover Notes will be issued solely in exchange for our Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, and 6.75% Senior Unsecured Notes due March 15, 2014, in a transaction that is not subject to the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and is not subject to the registration and prospectus requirements in Canada pursuant to Section 2.11 of National Instrument 45-106. The New Notes will be issued solely to Qualifying Noteholders in a private transaction that is not subject to the registration requirements of the 1933 Act pursuant to Section 4(2) thereof. See “Certain Regulatory and Other Matters Relating to the Recapitalization.” Upon consummation of the Recapitalization, the Trustee will authenticate and deliver Rollover Notes for original issue up to a maximum aggregate principal amount of US$150 million and New Notes for original issue up to a maximum aggregate principal amount of US$200 million. The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “TIA”). We have filed a copy of the form of indenture with the Commission.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the indenture is available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a Note (the “Holder”) will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

The Notes will:

•	be general unsecured obligations of Ainsworth;

•	rank equally in right of payment with any existing and future senior Indebtedness of Ainsworth; and

•	be effectively subordinated to any existing and future permitted secured Indebtedness of Ainsworth to the extent of the assets securing such Indebtedness.

Including the Rollover Notes offered hereby and the New Notes, as of March 31, 2008, Ainsworth would have had US$521 (Cdn$536) million of long-term debt on a pro forma basis. The Existing Credit Facility is secured by our inventory and accounts receivable. See “Description of Existing Indebtedness — Credit Facility.” The indenture will permit us and our existing and future Restricted Subsidiaries to incur certain additional Indebtedness.

The Notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this Circular, Ainsworth has four North American Restricted Subsidiaries: Ainsworth Engineered Corp., which holds our Barwick, Ontario facility, Ainsworth Engineered Canada Limited Partnership, which manufactures and distributes products in Canada, Ainsworth Engineered (USA), LLC, which holds our Minnesota facilities, and Ainsworth Corp., through which all U.S. sales are made. Prior to the Issue Date, we expect to complete a reorganization of our U.S. operations such that our Minnesota facilities will be held by a new Wholly Owned Restricted Subsidiary, Ainsworth Engineered, LLC, which will guarantee the Notes. Under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the Notes. As of the Issue Date, all of Ainsworth’s subsidiaries will be Restricted Subsidiaries.

Principal, Maturity and Interest

The Rollover Notes will be issued in an aggregate principal amount of US$150 million plus any PIK Notes issued as evidence of paid-in-kind interest thereon (as described below). The New Notes will be issued in an aggregate principal amount of US$200 million plus any PIK Notes issued as evidence of paid-in-kind interest thereon (as described below). Ainsworth may not issue any additional Notes other than PIK Notes (as defined below) under the indenture. The Rollover Notes and the New Notes will be treated as a single class of securities under the indenture. Ainsworth will issue Notes in denominations of US$1.00 and integral multiples of US$1.00.

The Notes will mature on the seventh anniversary of the Completion Date at their principal amount, plus accrued and unpaid interest to, but not including, the maturity date. Subject to the next paragraph, interest (including PIK Interest (as defined below)) on the Notes will accrue at the aggregate rate of 11% per annum and will be payable semi-annually in arrears on June 30 and December 30, commencing on December 30, 2008. Ainsworth will make each interest payment to the Holders of record of the Notes on the immediately preceding June 15 and December 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date, and will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the purpose of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year and divided by 360.

The Notes will bear interest in an amount equal to (i) cash interest at the rate of 6% per annum plus (ii) payment-in-kind interest (“PIK Interest”) at the rate of 5% per annum. The obligations to pay PIK Interest at maturity shall be evidenced by increasing the principal amount of the outstanding Rollover Notes or the New Notes, as applicable, or by issuing additional Rollover Notes or New Notes, as applicable (“PIK Notes”), in an aggregate principal amount equal to the amount of interest then payable and otherwise due with respect to such Notes in accordance with clause (ii) of the preceding sentence, rounded up to the nearest whole dollar. Interest shall accrue on PIK Notes issued pursuant to the indenture from and including the date of issuance of such PIK Notes. Any such PIK Notes shall be issued on the same terms as the Rollover Notes or the New Notes, as applicable, and shall constitute part of the same series of securities as the Rollover Notes or the New Notes, as applicable, and will vote together with all other outstanding Notes as one class on all matters with respect to the Notes. All references to Notes herein shall include any PIK Notes.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. Ainsworth may change the paying agent or registrar without prior notice to the Holders, and Ainsworth or any Guarantor may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer or exchange documents in connection with a transfer or exchange of Notes. Holders will be required to pay all taxes due on transfer and exchange. Ainsworth is not required to transfer or exchange any Note selected for redemption. Also, Ainsworth is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Subsidiary Guarantees

The Notes will be guaranteed by each existing and future North American Restricted Subsidiary, other than Non-Guarantor Restricted Subsidiaries. As of the date of this Circular, Ainsworth has four North American Restricted Subsidiaries: Ainsworth Engineered Corp., which holds our Barwick, Ontario facility, Ainsworth Engineered Canada Limited Partnership, which manufactures and distributes products in Canada, Ainsworth Engineered (USA), LLC, which holds our Minnesota facilities, and Ainsworth Corp., through which all U.S. sales are made. Prior to the Issue Date, we expect to complete a reorganization of our U.S. operations such that our Minnesota facilities will be held by a new Wholly Owned Restricted Subsidiary, Ainsworth Engineered, LLC, which will guarantee the Notes. Each Guarantor will, jointly and severally, fully and unconditionally guarantee the payment of principal of and interest, and premium, if any, on the Notes. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

Each Subsidiary Guarantee will:

•	be a general unsecured obligation of the Guarantor;

•	rank equally in right of payment with all existing and future senior Indebtedness of the Guarantor; and

•	be effectively subordinated to any existing and future permitted secured Indebtedness of the Guarantor to the extent of the assets securing such Indebtedness.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Ainsworth or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Guarantor is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation, amalgamation or merger assumes all the obligations of that Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the Trustee and completes all other required documentation; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition (including by way of merger, amalgamation or consolidation) of all or a majority of the Capital Stock issued by that Guarantor to a Person that is not (either before or after giving effect to such transaction) Ainsworth or a Restricted Subsidiary of Ainsworth, and after which that Guarantor is no longer a Restricted Subsidiary, provided, that such sale or other disposition does not violate the terms of the indenture; or

(2) if Ainsworth designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

See “— Offers to Repurchase by Ainsworth — Asset Sales.”

Additional Amounts

All amounts paid or credited by Ainsworth under or with respect to the Notes, or by any Guarantor pursuant to the Subsidiary Guarantees, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities or expenses related thereto) imposed or levied by or on behalf of any authority or agency having power to tax (hereinafter, “Taxes”), unless Ainsworth or such Guarantor, as the case may be, is required to withhold or deduct any amount for or on account of Taxes by law or by the interpretation or administration thereof. If Ainsworth, any Guarantor or any agent is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the Notes or the Subsidiary Guarantees, Ainsworth or, if applicable, a Guarantor, will pay such additional amounts (the “Additional Amounts”), as additional interest, as may be necessary so that the net amount received by each owner of a beneficial interest in the Notes (an “owner” for the purposes of this “Additional Amounts” section) (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts and net of any Taxes payable by the owner in respect of such Additional Amounts) will not be less than the amount such owner would have received if such Taxes had not been withheld or deducted; provided, however, that (a) the maximum Additional Amount that Ainsworth and any Guarantor shall pay (directly or indirectly) to non-U.S. holders to cover the amount of U.S. withholding taxes due on interest payments to such holders made during the two year period commencing on the Completion Date that are attributable to Ainsworth’s United States branch will be US$2,250,000 in the aggregate (to be shared among such holders pro rata based on withholding taxes payable); provided however that any such non-U.S. holder shall use commercially reasonable efforts to mitigate the amount of U.S. withholding taxes payable in respect of interest payments to it (it being understood that “commercially reasonable efforts,” as used in this proviso, shall not include any requirement by any such holder to alter its organizational structure); (b) no Additional Amounts will be payable with respect to a payment or credit made to an owner (to the extent, this proviso applies to such owner, an “Excluded Holder”) (or to a Holder on behalf of an Excluded Holder) (i) with which Ainsworth, such Guarantor or any agent does not deal at arm’s length (within the meaning of the applicable tax law or regulation) at the time of making such payment, (ii) which is subject to such Taxes by reason of such owner being connected with the jurisdiction of such authority or agency otherwise than solely by reason of the owner’s activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder or the enforcement of the Holder’s or owner’s rights thereunder, (iii) which failed to duly and timely comply with a timely request of Ainsworth to provide information, documents, certification or other evidence concerning such owner’s nationality, residence, entitlement to treaty benefits, identity or connection with an applicable jurisdiction or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such owner or Holder on behalf of such owner of Notes but for this clause (iii), (iv) which is a fiduciary, a partnership or not the beneficial owner of any payment or credit on a Note, if and to the extent that any partner in such partnership or the beneficial owner of such payment (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such partner or beneficial owner had been the Holder of its respective interest in such Note or (v) any combination of the foregoing numbered clauses of this proviso and (c) no Additional Amounts in respect of U.S. withholding taxes shall be payable in respect of interest payments made after the second anniversary of the Completion Date. Ainsworth, such Guarantor or any agent will also (a) make any withholding or deduction it is required to make and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.

Ainsworth, the Guarantor or any agent will furnish the Holders, within 30 days after the date the payment of any Taxes by Ainsworth, such Guarantor or any agent is due pursuant to applicable law, evidence of such payment by Ainsworth, such Guarantor or any agent. In the event that Ainsworth, the Guarantor or any agent fails to remit, withhold or deduct any Taxes in respect of which Additional Amounts are payable, Ainsworth, the Guarantor or any agent will indemnify and hold harmless each owner of a beneficial interest in the Notes (other than an owner to the extent that such owner is an Excluded Holder in respect of such Taxes or has already received Additional Amounts in respect of the relevant payment or credit) and will, upon written request of a Holder on behalf of an owner (other than an Excluded Holder), reimburse each such Holder or owner for the amount of (x) any Taxes so levied or imposed and paid by such Holder or owner as a result of payments or credits made under or with respect to the Notes or the Subsidiary Guarantees, and (y) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (x) so that the net amount received by such Holder or owner after such reimbursement will not be less than the net amount the Holder or owner would have received if Taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if Ainsworth, any Guarantor or any agent will be obligated to pay Additional Amounts with respect to such payment, Ainsworth, such Guarantor or any agent will deliver to the paying agent an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the paying agent to pay such Additional Amounts to Holders or owners on the payment date. Whenever in the indenture or in this “Description of the Notes” there is mentioned, in any context, the payment of principal, premium, if any, redemption price, Change of Control Payment, purchase price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Ainsworth, a Guarantor or any agent will pay any present or future stamp, court, documentary or other similar Taxes, charges or levies that arise in any taxing jurisdiction from the execution, delivery or registration of, or enforcement of rights under, the Notes, the indenture, any Subsidiary Guarantee or any related document (“Documentary Taxes”).

The obligation to pay any Additional Amounts (and any associated reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of the indenture.

Redemption

Optional Redemption

Except as described below under “— Redemption for Changes in Canadian Withholding Taxes,” Ainsworth may redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on the Completion Date or each anniversary thereof of the year set forth below:

Optional
Redemption
Year	Price

2008	105.00%
2009	103.00%
2010	101.00%
2011 and thereafter	100.00%

In addition, Ainsworth must pay accrued and unpaid interest on the Notes redeemed to, but not including, the date of redemption, subject to the rights of Holders on a record date to receive interest due on the relevant interest payment date.

Redemption for Changes in Canadian Withholding Taxes

Ainsworth may redeem all, but not less than all, of the Notes at any time at 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest on the Notes redeemed to the applicable redemption date, subject to the rights of Holders on a record date to receive interest due on the relevant interest payment date, if

Ainsworth has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position of any governmental agency, taxing authority or regulatory authority regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Circular.

No Mandatory Redemption

Ainsworth is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

No Notes of US$1.00 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note representing the same indebtedness to the extent not redeemed will be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Offers to Repurchase by Ainsworth

Change of Control

If a Change of Control occurs and, after giving effect to such Change of Control, there shall have been either (i) a decrease in the rating of the Notes by any Rating Agency by one or more Rating Categories or (ii) a withdrawal of the rating of the Notes by any Rating Agency as a result of such Change of Control, in either case, that occurs on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 90-day period following public notice of the occurrence of the Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency), Ainsworth will make an offer to repurchase all of the outstanding Notes pursuant to a Change of Control Offer on the terms set forth in the indenture; provided that Ainsworth will not be obligated to make an offer to repurchase the Notes in the event that it has given notice of its exercise of its rights to redeem all of the Notes as described above under “— Redemption.” In the Change of Control Offer, Ainsworth will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest on the Notes repurchased, to the date of repurchase, subject to the rights of Holders on a record date to receive interest due on the relevant interest payment date. Within 10 days following any Change of Control, Ainsworth will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, which date (the “Change of Control Payment Date”) will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in the notice. Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Ainsworth will, to the extent lawful:

(1) accept for payment all of the Notes or portions of the Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all the Notes or portions of the Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Ainsworth.

The paying agent will promptly mail to each Holder of the Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of US$1.00 or an integral multiple of US$1.00.

Ainsworth will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Ainsworth to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that require Ainsworth to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Ainsworth will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Ainsworth and purchases all the Notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the obligation of Ainsworth to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Ainsworth and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale in any single transaction or series of related transactions unless:

(1) Ainsworth (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of;

(2) the fair market value is determined by Ainsworth’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the Trustee; and

(3) at least 75% of the consideration received in the Asset Sale by Ainsworth or such Restricted Subsidiary is in the form of (i) cash, (ii) Cash Equivalents, (iii) the majority of the Voting Stock of a Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary, or

(iv) long-term property or assets that are used or useful in a Permitted Business. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Ainsworth’s or such Restricted Subsidiary’s most recent balance sheet, of Ainsworth or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or other agreement that releases Ainsworth or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by Ainsworth or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Ainsworth or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion.

The Board of Directors’ determination pursuant to clause (2) must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$20.0 million.

In the case of consideration received in an Asset Sale in a form specified in clause (3) (iii) or (3) (iv), the Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$10.0 million.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Ainsworth or such Restricted Subsidiary may apply those Net Proceeds at its option:

(1) to repay term or revolving credit Indebtedness under or cash collateralize letters of credit under a Credit Facility (other than any such Indebtedness that is subordinate in right of payment to the Notes or any Subsidiary Guarantee) and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2) if the Asset Sale is by a Restricted Subsidiary that is not a Guarantor, to repay, redeem or repurchase any Indebtedness of that Restricted Subsidiary;

(3) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business that will become on the date of acquisition a Guarantor;

(4) to make a capital expenditure; or

(5) to acquire other long-term assets that are used or useful in a Permitted Business.

Pending the final application of any such Net Proceeds as described above, Ainsworth or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales (other than Assets Held for Sale) that are not applied or invested as provided in the preceding paragraph and any Net Proceeds used to cash collateralize letters of credit which no longer cash collateralize a letter of credit and which have not otherwise been applied or invested as provided in the preceding paragraph, will constitute “Excess Proceeds”. Ainsworth may use Excess Proceeds to make at any time, and when the aggregate amount of Excess Proceeds exceeds US$20.0 million Ainsworth will make, an offer to purchase (an “Asset Sale Offer”) to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem such indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of the Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds.

The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Ainsworth or such Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of the Notes and other pari passu

Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of the Notes and other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Ainsworth will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Ainsworth will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Certain Covenants

The indenture will contain, among others, the following covenants.

Restricted Payments

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving Ainsworth or any of its Restricted Subsidiaries) or to the direct or indirect holders of Ainsworth’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Ainsworth or to Ainsworth or a Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, amalgamation or consolidation involving Ainsworth) any Equity Interests of Ainsworth or any direct or indirect parent of Ainsworth other than any Series 1 Preferred Shares of the Company held by Ainsworth Engineered Corp.;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof or any payment on Indebtedness permitted under clause (6) of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”; for greater certainty, the payment, from time to time, of 30.2% of Net Litigation Proceeds to the Registered Shareholders of Ainsworth on the Effective Date, shall not be a restricted payment);

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Ainsworth would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Ainsworth and its Restricted Subsidiaries on or after July 1, 2008 (excluding Restricted Payments permitted by clauses (2), (3), (5), (6) and (7)(b) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Ainsworth for the period (taken as one accounting period) beginning on July 1, 2008 to the end of Ainsworth’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by Ainsworth since July 1, 2008 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Ainsworth (other than (i) Excluded Contributions and (ii) Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Ainsworth that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Ainsworth), plus

(c) to the extent that any Restricted Investment that was made after July 1, 2008 is sold for cash or otherwise liquidated or repaid for cash or, in the case of a Restricted Investment that is a Guarantee, released, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, less, in the case of a Guarantee, any amounts paid under such Guarantee, plus

(d) to the extent that any Unrestricted Subsidiary of Ainsworth is redesignated as a Restricted Subsidiary after July 1, 2008 the lesser of (i) the fair market value of Ainsworth’s Investment in such Subsidiary as of the date of such redesignation and (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus

(e) US$15.0 million.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Ainsworth or any Restricted Subsidiary or of any Equity Interests of Ainsworth in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Ainsworth) of, Equity Interests of Ainsworth (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Ainsworth or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of Ainsworth that is not a Wholly Owned Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(5) an Investment by Ainsworth that increases the ownership interest of Ainsworth in the High Level Project out of the net cash proceeds of the substantially concurrent sale (other than from or to a Subsidiary or from or to an employee stock ownership plan financed by loans from Ainsworth or a Subsidiary of Ainsworth) of Equity Interests (other than Disqualified Stock) of Ainsworth; provided that the amount of any such net cash proceeds that are utilized for any such Investment will be excluded from clause (3)(b) of the preceding paragraph;

(6) cashless repurchases of Equity Interests deemed to occur upon the exercise of stock options;

(7) payments of (a) dividends on, and (b) the repurchase, redemption or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date of, Disqualified Stock, the incurrence of which was permitted by the indenture; and

(8) additional Restricted Payments made by Ainsworth or any of its Restricted Subsidiaries in an aggregate amount not to exceed $15.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Ainsworth or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Ainsworth whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds US$10.0 million. Not later than the date of making any Restricted Payment, other than a Restricted Payment under clauses (2), (3), (4) and (6) of the second paragraph of this covenant, which, together with any Restricted Payments not previously reported pursuant to this sentence, exceeds US$2.0 million, Ainsworth will deliver to the Trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness), and Ainsworth will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Ainsworth or any Guarantor may incur Indebtedness (including Acquired Indebtedness), or Ainsworth may issue Disqualified Stock and any Guarantor may issue shares of preferred stock, if the Fixed Charge Coverage Ratio for Ainsworth’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

(1) the incurrence by Ainsworth or any of the Guarantors of Indebtedness and letters of credit under Credit Facilities, in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Ainsworth and the Guarantors thereunder) not to exceed the greater of:

(a) $125.0 million less the aggregate amount of all Net Proceeds of Asset Sales (other than with respect to Assets Held for Sale) applied by Ainsworth or any of its Restricted Subsidiaries since the Issue Date to repay term Indebtedness under a Credit Facility or to repay revolving credit Indebtedness and effect a corresponding commitment reduction under a Credit Facility, in each case, pursuant to the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”; or

(b) the amount of the Borrowing Base as of the date of such incurrence;

(2) the incurrence by Ainsworth and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by Ainsworth or any of the Guarantors of the Notes, the PIK Notes and any related Subsidiary Guarantees;

(4) the incurrence by Ainsworth or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Ainsworth or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (i) US$10.0 million and (ii) 2% of the Consolidated Net Tangible Assets of Ainsworth;

(5) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (13) or (14) of this paragraph;

(6) the incurrence by Ainsworth of Indebtedness to, or the issuance of Disqualified Stock to, any Wholly Owned Restricted Subsidiary of Ainsworth or the incurrence by any Restricted Subsidiary of Ainsworth of Indebtedness to, or the issuance of preferred stock to, Ainsworth or any Wholly Owned Restricted Subsidiary of Ainsworth; provided, however, that:

(a) such Indebtedness owing by Ainsworth or a Guarantor to a Wholly Owned Restricted Subsidiary of Ainsworth must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of Ainsworth, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth; will be deemed, in each case, to constitute an incurrence of such Indebtedness or issuance of Disqualified Stock or preferred stock by Ainsworth or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(8) the guarantee by Ainsworth or any of the Guarantors of Indebtedness of Ainsworth or a Guarantor of Ainsworth that was permitted to be incurred by another provision of this covenant;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Ainsworth as accrued;

(10) the incurrence by Ainsworth or any of its Restricted Subsidiaries of Indebtedness in respect of statutory obligations, bid, performance, surety and appeal bonds and trade and standby letters of credit, in each case entered into in the ordinary course of business and consistent with past practice;

(11) Indebtedness of Ainsworth or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, Equity Interests, in accordance with the provisions of the indenture;

(12) the incurrence by Ainsworth, any Restricted Subsidiary or the High Level Project, in connection with it becoming a Restricted Subsidiary, of Indebtedness to fund the purchase by Ainsworth or a Restricted Subsidiary of Grant’s interest in the High Level Project, provided that such Indebtedness is with recourse solely to the assets of the High Level Project;

(13) the incurrence by Ainsworth or any of its Restricted Subsidiaries of additional secured Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed US$125.0 million; and

(14) the incurrence by Ainsworth or any of its Restricted Subsidiaries of additional unsecured Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed US$75.0 million.

Ainsworth will not, and will not permit any Guarantor to, incur any Indebtedness (including Permitted Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that Indebtedness of Ainsworth or a Guarantor will not be deemed to be contractually subordinated in right of payment to any other Indebtedness of Ainsworth or such Guarantor solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Ainsworth will be permitted to classify such item of Indebtedness or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which the Notes are first issued and authenticated under the indenture will be deemed to have been incurred pursuant to the category of Permitted Indebtedness described in clause (1) above.

Liens

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired other than Permitted Liens, unless it has made or will make effective provision whereby the Notes or any Subsidiary Guarantee will be secured by such Lien equally and ratably with (or, if such other Indebtedness constitutes subordinated Indebtedness, prior to) all other Indebtedness of Ainsworth or any Restricted Subsidiary secured by such Lien for so long as such other Indebtedness is secured by such Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Ainsworth or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Ainsworth or any of its Restricted Subsidiaries;

(2) make loans or advances to Ainsworth or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Ainsworth or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities (provided that, with respect to Credit Facilities, such encumbrances and restrictions are not materially more restrictive, taken as a whole, than customary provisions in comparable financings) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such instrument are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreement on the Issue Date or in such Credit Facilities;

(2) the indenture, the Notes and any Subsidiary Guarantee or any other instrument governing debt securities of Ainsworth incurred in compliance with the covenant titled “— Incurrence of Indebtedness and

Issuance of Preferred Stock” that are no more restrictive, taken as a whole, than those contained in the indenture, the Notes and any Subsidiary Guarantee;

(3) applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Ainsworth or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases entered into in the ordinary course of business;

(6) purchase money obligations and Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(11) restrictions contained in agreements between Grant and Ainsworth or a Restricted Subsidiary with respect to the High Level Project, as extended, amended, restated, modified or replaced from time to time on terms that are no more restrictive, taken as a whole, than those contained in such agreements as of the Issue Date; and

(12) provisions with respect to the disposition or distribution of assets or property in Permitted Joint Venture agreements.

Merger, Amalgamation, Consolidation or Sale of Assets

Ainsworth may not, directly or indirectly: (1) consolidate, amalgamate with or merge with or into another Person (whether or not Ainsworth is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Ainsworth is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Ainsworth) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of the obligations of Ainsworth under the Notes and the indenture pursuant to agreements reasonably satisfactory to the Trustee; and

(3) immediately after such transaction no Default or Event of Default exists.

In addition, Ainsworth may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Amalgamation, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Ainsworth and any of its Wholly Owned Restricted Subsidiaries, provided that the surviving entity of any transaction involving Ainsworth shall be a corporation or partnership organized and existing under the laws of Canada or any province or territory thereof, the United States, any state of the United States or the District of Columbia.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Ainsworth may designate any Restricted Subsidiary of Ainsworth to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Ainsworth and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person; and

(2) Ainsworth delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States stating that such Affiliate Transaction is on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated person.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) compensation, employment or indemnification agreements or arrangements (including stock options) entered into by Ainsworth or any of its Restricted Subsidiaries in the ordinary course of business of Ainsworth or such Restricted Subsidiary;

(2) transactions between or among Ainsworth and/or its Restricted Subsidiaries; provided that any transaction with a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be in the ordinary course of business and on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;

(3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of Ainsworth;

(4) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Ainsworth;

(5) Permitted Investments or Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”;

(6) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof;

(7) transactions undertaken pursuant to contractual obligations in existence on the Issue Date and disclosed in this Circular, as extended, renewed, amended, restated, modified or replaced from time to time on terms no less favourable, taken as a whole, to Ainsworth or the relevant Restricted Subsidiary than such contractual obligations in existence on such date;

(8) transactions between or among Ainsworth and/or its Restricted Subsidiaries and Grant relating to the High Level Project in the ordinary course of business of Ainsworth or any such Restricted Subsidiary and on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person;

(9) any purchase or sale by Ainsworth made pursuant to the Buy/Sell Option or the Right of First Refusal; and

(10) transactions between or among Ainsworth and/or its Restricted Subsidiaries and a Permitted Joint Venture on terms that are no less favourable to Ainsworth or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Ainsworth or such Restricted Subsidiary with an unrelated Person.

Additional Subsidiary Guarantees

If (i) Ainsworth or any of its Restricted Subsidiaries acquires or creates another North American Restricted Subsidiary, other than a Non-Guarantor Restricted Subsidiary, after the Issue Date or (ii) the aggregate amount of assets held by all Non-Guarantor Restricted Subsidiaries exceeds US$3.0 million, then that newly acquired or created Subsidiary, in the case of clause (i), will become a Guarantor, and in the case of clause (ii), such of the Non-Guarantor Restricted Subsidiaries will become a Guarantor as is necessary so that after giving effect to the issuance of such guarantees, the remaining Non-Guarantor Restricted Subsidiaries will have aggregate assets of less than US$3.0 million. In each case, such Restricted Subsidiary shall execute a supplemental indenture and a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the Trustee within 10 Business Days of the date on which it was acquired or created, or required to become a Guarantor, as the case may be, provided, however, that all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries will not have to comply with the requirements of this covenant.

Limitation on Guarantees by Restricted Subsidiaries

If any Restricted Subsidiary of Ainsworth that is not a Guarantor directly or indirectly Guarantees the payment of any Indebtedness of Ainsworth or a Subsidiary of Ainsworth that is a Guarantor, that Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the Trustee within 10 Business Days of the date on which it entered into such Guarantee. If the Restricted Subsidiary is released from its Guarantee of such other Indebtedness of Ainsworth, it will automatically be released from its obligations as a Guarantor.

Payments for Consent

Ainsworth will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid to all Holders and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

So long as any Notes are outstanding:

(1) if Ainsworth is subject to the reporting requirements under the securities laws of Canada or any province thereof (“Canadian Securities Laws”) and is required to file information with one or more securities commissions in Canada (the “Canadian Commissions”), Ainsworth will furnish to holders of the Notes (and beneficial owners of the Notes, to the extent not otherwise available on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR), within 15 days after the due date prescribed by the Canadian Securities Laws:

(a) all quarterly and annual financial information and reports that Ainsworth is required to file with the Canadian Commissions under applicable Canadian Securities Laws; and

(b) all material change reports (other than confidential material change reports) that Ainsworth is required to file with the Canadian Commissions under applicable Canadian Securities Laws; and

will hold a quarterly conference call to discuss the quarterly and annual information in the foregoing reports no later than five Business Days from the release thereof; and

(2) if Ainsworth is not subject to the reporting requirements under Canadian Securities Laws or is otherwise not required to file information with the Canadian Commissions, Ainsworth will (i) furnish to the Holders, and, upon request, to beneficial owners of the Notes a copy of all of the financial information and reports referred to in subclauses (a) and (b) of clause (1) above (the “Financial Reports”) within 15 days after the date such information and reports would be due if Ainsworth were subject to the reporting requirements under Canadian Securities Laws; (ii) hold a quarterly conference call to discuss the quarterly and annual information contained in the Financial Reports no later than five Business Days from the time Ainsworth furnishes such information to the Holders; (iii) no fewer than three Business Days prior to the date of the conference call required to be held in accordance with clause (ii) above, issue a press release to the appropriate wire services for broad dissemination in the United States and Canada announcing the time and date of such conference call and directing the beneficial owners of the Notes, prospective investors and securities analysts to contact the investor relations office of Ainsworth to obtain the Financial Reports and information on how to access such conference call; and (iv) either (x) maintain an unrestricted public website on which the Financial Reports and conference call access details are posted; (y) maintain a non- public website to which beneficial owners of the Notes, prospective investors and securities analysts are given access and to which the Financial Reports and conference call access details are posted or (z) distribute via electronic mail such Financial Reports and conference call details to beneficial owners of the Notes, prospective investors and securities analysts who request to receive such distributions.

Ainsworth will agree to use its commercially reasonable efforts to remain a reporting issuer, within the meaning of applicable Canadian Securities Laws, in good standing in a jurisdiction of Canada until at least December 31, 2010.

In addition, Ainsworth will agree that, for so long as any Notes remain outstanding, it will furnish to holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of, or premium, if any, on the Notes;

(3) failure by Ainsworth or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Offers to Repurchase by Ainsworth — Change of Control”, “— Offers to Repurchase by Ainsworth — Asset Sales”, or “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets”;

(4) failure by Ainsworth or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Ainsworth or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Ainsworth or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its expressed maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$10.0 million or more;

(6) failure by Ainsworth or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that Ainsworth or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Ainsworth or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Ainsworth, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Holders of the Notes may not enforce the indenture or the Notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Ainsworth with the intention of avoiding payment of the premium that Ainsworth would have had to pay if Ainsworth then had elected to redeem the Notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

Ainsworth is required to deliver to the Trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Ainsworth is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Ainsworth or any Guarantor, as such, will have any liability for any obligations of Ainsworth or the Guarantors under the Notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Ainsworth may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to below;

(2) Ainsworth’s obligations with respect to the Notes concerning issuing temporary Notes, issuing replacement Notes for mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and Ainsworth’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Ainsworth may, at its option and at any time, elect to have the obligations of Ainsworth and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Ainsworth must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on, the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Ainsworth must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Ainsworth must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (a) Ainsworth has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Ainsworth must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) in the case of Legal Defeasance or Covenant Defeasance, Ainsworth must deliver to the Trustee an opinion of counsel in Canada reasonably acceptable to the Trustee to the effect that Holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the Trustee);

(5) no Default or Event of Default may have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Ainsworth or any of its Subsidiaries is a party or by which Ainsworth or any of its Subsidiaries is bound;

(7) Ainsworth must deliver to the Trustee an officers’ certificate stating that the deposit was not made by Ainsworth with the intent of preferring the Holders over the other creditors of Ainsworth with the intent of defeating, hindering, delaying or defrauding creditors of Ainsworth or others; and

(8) Ainsworth must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

(3) reduce the rate of or change the time for payment of interest on any Note, including Additional Amounts;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest or premium, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Offers to Repurchase by Ainsworth”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder, Ainsworth, the Guarantors and the Trustee may amend or supplement the indenture, the Notes or the Subsidiary Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Ainsworth’s obligations to Holders in the case of a merger, amalgamation or consolidation or sale of all or substantially all of Ainsworth’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders or that in the good faith opinion of the Board of Directors of Ainsworth (evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the Trustee) does not adversely affect the legal rights under the indenture of any such Holder;

(5) to add a Guarantor;

(6) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the TIA; or

(7) to conform the text of the indenture, the Notes and any Subsidiary Guarantee to any provision of the “Description of the Notes” section of this Circular, to the extent such provision of the indenture, the Notes and any Subsidiary Guarantee was intended to conform verbatim to the text of such “Description of Notes” section.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Ainsworth, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Ainsworth or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Ainsworth or any Guarantor is a party or by which Ainsworth or any Guarantor is bound;

(3) Ainsworth or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Ainsworth has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, Ainsworth must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of Ainsworth or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this Circular may obtain a copy of the indenture without charge by writing to Ainsworth Lumber Co. Ltd., Suite 3194 Bentall IV, P.O. Box 49307, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3, Attention: Chief Financial Officer.

Governing Law

The indenture, the Notes and the Subsidiary Guarantees will be governed by the laws of the State of New York.

Enforceability of Judgments

Since a substantial portion of the assets of Ainsworth, Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership is outside the United States, any judgment obtained in the United States against Ainsworth, or against Ainsworth Engineered Corp. or Ainsworth Engineered Canada Limited Partnership in respect of its respective Subsidiary Guarantee, including judgments with respect to the payment of principal of, premium, if any, or interest on, the Notes may not be collectible within the United States.

Ainsworth has been informed by its Canadian counsel, Blakes, Cassels & Graydon LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against Ainsworth or a Guarantor in a court of competent jurisdiction in such Province on any final and conclusive judgment in personam of any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) with respect to the indenture, the Notes or a Subsidiary Guarantee, that has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York and that is for a sum certain if (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by Ainsworth, Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership in the indenture, or by a subsequent Guarantor in a supplemental indenture, to the jurisdiction of the New York Court will be sufficient for that purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of British Columbia, for example because that would be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada), or the enforcement of such judgment would constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (3) there is no manifest error on the face of the judgment; and (4) the action to enforce such judgment is commenced within the applicable limitation period. Ainsworth has been advised by such counsel that they do not know of any reason under present laws of the Province of British Columbia and the federal laws of Canada applicable therein for avoiding enforcement of such judgments of New York Courts under the indenture, the Notes or a Subsidiary Guarantee, based upon public policy.

Consent to Jurisdictions and Service

Ainsworth, Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership have each appointed, and any other non-U.S. Guarantors will each appoint, CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to the indenture, the Notes or the Subsidiary Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and each of Ainsworth, Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership and any other non-U.S. Guarantors will submit to such jurisdiction.

Book-Entry, Delivery and Form

Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of US$1.00 and integral multiples of US$1.00 in excess of US$1.00. Notes will be issued on the completion date of the Recapitalization.

The Notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”) and will be deposited with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee. The Global Notes (and any notes issued in exchange for the Global Notes), including beneficial interests in the Global Notes, will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear a legend regarding such restrictions on transfer.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “— Exchange of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes

A beneficial interest in a Global Note may not be exchanged for a Note in certificated form unless (i) DTC (x) notifies Ainsworth that it is unwilling or unable to continue as Depository for such Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) there shall have occurred and be continuing an Event of Default with respect to the Notes or (iii) a request for certificates has been made upon 60 days’ prior written notice given to the Trustee in accordance with DTC’s customary procedures and a copy of such notice has been received by Ainsworth from the Trustee. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures). Any certificated Notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected only through the DTC Deposit/Withdrawal at Custodian system and an appropriate adjustment will be made in the records of the security register to reflect a decrease in the principal amount of the Global Note.

Global Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Ainsworth and the Guarantors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

Upon the issuance of the Global Notes, DTC will credit, on its internal system, the principal amount of the individual beneficial interests represented by a Global Note to the applicable accounts of participants who maintain accounts with DTC (“participants”). Ownership or beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants).

As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such Global Note for all purposes under the indenture and the Notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Notes for Certificated Notes,” owners of beneficial interests in a Global Note will not be entitled to have portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Notes presented thereby) under the indenture or the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures (in addition to those under the indenture referred to herein and, if applicable, those of Euroclear and Clearstream). In the event that owners of beneficial interests in a Global Note become entitled to receive Notes in definitive form, such Notes will be issued only in registered form in denominations of US$1.00 and integral multiples thereof.

Investors may hold their interests in certain Global Notes through Clearstream or Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems or through organizations other than Clearstream and Euroclear that are participants in the DTC system. Clearstream and Euroclear will hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in the Global Notes in customers’ securities accounts in the depositaries’ names on the books of DTC. Investors may also hold their interests in the certain Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear and Clearstream may also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take action in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payments of the principal of and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither Ainsworth, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Except for trades involving only Euroclear or Clearstream, beneficial interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds. Ainsworth expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Notes as shown on the records of DTC or its nominee. Ainsworth also expects that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described above, cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, and its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC has advised Ainsworth that it will take any action permitted to be taken by a Holder only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default (as defined above) under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its participants.

DTC has advised Ainsworth as follows: DTC is

•	a limited purpose trust company organized under the laws of the State of New York,

•	a “banking organization” within the meaning of New York Banking law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Ainsworth, the Guarantors, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Same-Day Settlement and Payment

Ainsworth will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest, other than PIK Interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Ainsworth will make all payments of principal, interest (other than PIK Interest), and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Company will evidence its obligations to make any payments of PIK Interest in respect of Notes represented by Global Notes by increasing the principal amount of such Global Notes for the benefit of the accounts of Participants specified by DTC or its nominee. The Company will evidence its obligations to make any payments of PIK Interest in respect of Notes represented by Certificated Notes by issuing PIK Notes in the form of Certificated Notes and delivering them to Holders. See “Description of the Notes — Principal, Maturity and Interest.” The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Ainsworth expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness’’ means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices, but excluding the Equity Interests or other Investments in Unrestricted Subsidiaries; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Ainsworth and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Offers to Repurchase by Ainsworth — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Amalgamation, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Ainsworth’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries other than directors’ qualifying shares.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $2.5 million;

(2) a transfer of assets between or among Ainsworth and its Wholly Owned Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Ainsworth or to a Wholly Owned Restricted Subsidiary;

(4) the sale or other disposition of cash or Cash Equivalents, or the sale of accounts receivable in the ordinary course of business or in connection with the compromise, settlement or collection thereof;

(5) the disposition of surplus, obsolete, discontinued or worn-out equipment or other assets no longer used in the ongoing business of Ainsworth and its Restricted Subsidiaries; and

(6) a sale or other disposition that immediately results in a Permitted Investment or a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Assets Held for Sale” means

(1) the lands associated with the Savona facility;

(2) the Lillooet manufacturing facility and associated real property interests and forest licenses;

(3) the Quesnel forest license;

(4) the lands and manufacturing facilities associated with the Abbotsford mill site; and

(5) the Barwick tap line.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with Canadian GAAP.

“Bank of Montreal Facility” means the $50 million commercial letter of credit/guarantee facility for trade and other creditors, the US$2.5 million foreign exchange and futures contract facility for currency risk relating to sales and accounts receivable and the $1.5 million corporate credit card facility, in each case between Ainsworth and Bank of Montreal.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 85% of the face amount of all accounts receivable owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available that were not more than 90 days past due; plus

(2) 65% of the book value of all inventory owned by Ainsworth and the Guarantors as of the end of the most recent fiscal quarter preceding such date for which internal financial statements are available, all calculated on a consolidated basis and in accordance with Canadian GAAP.

“Buy/Sell Option” means a compulsory offer to purchase or sell an interest in the High Level Project made pursuant to the High Level Memorandum of Agreement or similar or replacement documents relating to the High Level Project.

“Canadian GAAP” means, as of any date of determination, generally accepted accounting principles in Canada and which are applicable as of any date of determination.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with Canadian GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars or Canadian dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or the Canadian government or any agency or instrumentality of the United States government or the Canadian government (provided that the full faith and credit of the United States or Canada, as applicable, is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to a Credit Facility or U.S. or Canadian commercial bank having capital and surplus in excess of US$500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Ainsworth and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Permitted Holders;

(2) the adoption of a plan relating to the liquidation or dissolution of Ainsworth;

(3) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of at least 50% of the total voting power of Voting Stock of Ainsworth;

(4) any “person” (as defined above), together with any Affiliates or Related Persons thereof, other than Permitted Holders, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of Ainsworth such that such nominees, when added to any existing director remaining on the Board of Directors of Ainsworth after such election who was a nominee of or is an Affiliate or Related Person of such person, will constitute a majority of the Board of Directors of Ainsworth; or

(5) Ainsworth consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, Ainsworth, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ainsworth or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Ainsworth outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with Canadian GAAP; provided that, if the consolidated financial statements of Ainsworth include a minority interest, the amounts in the foregoing clauses (1) to (4) shall be calculated net of any such amounts included in determining the minority interest.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Ainsworth will be added to

Consolidated Net Income to compute Consolidated Cash Flow of Ainsworth only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Ainsworth by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with Canadian GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4) the cumulative effect of a change in accounting principles will be excluded.

“Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.

“Credit Facilities” means one or more debt facilities or commercial paper facilities (including the Existing Credit Facility), in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deutsche Bank Facility” means the Loan Agreement No. 1, dated as of September 7, 2006, among Ainsworth, Deutsche Bank Luxembourg, S.A., as lender, and Deutsche Bank Aktiengesellschaft, Frankfurt am Main, as Agent and Arranger, together with its successors and assigns in such capacity, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Disqualified Stock” means any Capital Stock of Ainsworth that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Ainsworth to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Ainsworth may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excluded Contribution” means the cash or Cash Equivalents or other assets (valued at their fair market value as determined in good faith by the senior management or Board of Directors of Ainsworth) received by Ainsworth after the Issue Date from:

(1) contributions to its Capital Stock, and

(2) the sale (other than to a Subsidiary of Ainsworth or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of Ainsworth or any Subsidiary, to the extent such sale to such equity, stock option or other plan is financed by loans from or guaranteed by, Ainsworth or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of Ainsworth, in each case designated as Excluded Contributions pursuant to an officers’ certificate on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which shall include a statement of the identified use of the proceeds of such Excluded Contributions.

“Existing Credit Facility” means the Credit Facility evidenced by that certain Credit and Guaranty Agreement, dated as of June 26, 2007 (as amended, amended and restated, supplemented or otherwise modified from time to time), among Ainsworth, the Guarantors, various lenders from time to time party thereto, Goldman Sachs Credit Partners L.P., as Sole Lead Arranger, Sole Bookrunner and Syndication Agent, and Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, together with its successors and assigns in such capacity.

“Existing Indebtedness” means the Indebtedness of Ainsworth and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid, other than Indebtedness outstanding under the Credit Facilities and the Notes. Without limitation, the Deutsche Bank Facility, the Merrill Lynch Facility, the Bank of Montreal Facility and the GE Capital Lease shall be deemed to be Existing Indebtedness.

“Fixed Charges” means, with respect to any specified Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under Canadian GAAP) paid, accrued or scheduled to be paid or accrued during such period; plus

(5) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Ainsworth (other than Disqualified Stock) or to Ainsworth or a Wholly Owned Restricted Subsidiary of Ainsworth, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with Canadian GAAP.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamation or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the 1933 Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with Canadian GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with Canadian GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) the consolidated interest expense of the specified Person and its Restricted Subsidiaries attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account Hedging Obligations applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“GE Capital Lease” means the aircraft lease agreement, dated as of September 28, 2006, between GE Canada Leasing Services Company, as lessor, and Ainsworth, as lessee.

“Grant” means Grant Forest Products Inc., an Ontario corporation, any other Person or Persons who replace Grant and become co-owners of the High Level Project, any successor entity thereto, and any Affiliate thereof.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates, commodity prices or interest rates.

“High Level Memorandum of Agreement” means the memorandum of agreement, dated as of December 9, 1999, between Ainsworth and Grant Forest Products Corp., relating to the High Level Project.

“High Level Project” means the oriented strand board facility, jointly owned by Ainsworth, or its successor in interest, and Grant, or its successor in interest, located near High Level, Alberta, together with the Capital Stock of Footner Forest Products Ltd. and all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility pursuant to a deciduous timber allocation issued by the government of Alberta.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with Canadian GAAP; provided, however, that Indebtedness shall not include obligations of any Person (i) arising from the honouring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 15 days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) under stand-by letters of credit to the extent collateralized by cash or cash equivalents. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with Canadian GAAP, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to customers of such Person. If Ainsworth or any Subsidiary of Ainsworth sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Ainsworth such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Ainsworth, Ainsworth will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Ainsworth or any Subsidiary of Ainsworth of a Person that holds an Investment in a third Person will be deemed to be an Investment by Ainsworth or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

“Issue Date” means the date of original issuance of the Notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, hypothec, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Merrill Lynch Facility” means the Credit Agreement, dated as of September 29, 2006, among Ainsworth, the lenders from time to time party thereto and Merrill Lynch Capital Canada Inc., as agent under the Merrill Lynch Facility, together with its successors and assigns in such capacity, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with Canadian GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means, with respect to any Asset Sale, the aggregate cash proceeds or Cash Equivalents received by Ainsworth or any of its Restricted Subsidiaries (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale (other than as described under paragraph (b) under the caption, “Offers to Repurchase by Ainsworth — Asset Sales”) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with Canadian GAAP.

“Non-Guarantor Restricted Subsidiaries” means any North American Restricted Subsidiaries that collectively do not have total assets in excess of US$3.0 million, and which are designated by the Board of Directors of Ainsworth as evidenced by a resolution of the Board of Directors delivered to the Trustee.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Ainsworth nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Ainsworth or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Ainsworth or any of its Restricted Subsidiaries;

except for any limited recourse guarantee solely for the purpose of supporting the pledge by Ainsworth or any of its Restricted Subsidiaries of the Equity Interests of any Unrestricted Subsidiaries.

“North American Restricted Subsidiary” means any Restricted Subsidiary of Ainsworth that was formed under the laws of the United States or any state of the United States or the District of Columbia or under the laws of Canada or any province or territory thereof.

“Obligations” means with respect to any Indebtedness of any Person (collectively, without duplication):

(1) all debt, financial liabilities and obligations of such Person of whatsoever nature and howsoever evidenced (including principal, interest, fees, reimbursement obligations, cash cover obligations, penalties, indemnities and legal and other expenses, whether due after acceleration or otherwise) to the providers or holders of such Indebtedness or to any agent, trustee or other representative of such providers or holders of such Indebtedness under or pursuant to each agreement, document or instrument evidencing, securing, guaranteeing or relating to such Indebtedness, financial liabilities or obligations relating to such Indebtedness, in each case, direct or indirect, primary or secondary, fixed or contingent, now or hereafter arising out of or relating to any such agreement, document or instrument; and

(2) the costs and expenses of collection and enforcement of the obligations referred to in clause (1) including reasonable attorneys’ fees, expenses and court costs.

“Permitted Business” means any business that derives a majority of its revenues from the businesses engaged in by Ainsworth and its Restricted Subsidiaries on the Issue Date and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which Ainsworth and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Holders” means each of HBK Master Fund L.P., Tricap Partners II L.P., Barclays Bank PLC and each of their respective Related Funds.

“Permitted Investments” means:

(1) any Investment in Ainsworth or in a Restricted Subsidiary;

(2) any Investment in Cash Equivalents;

(3) any Investment by Ainsworth or any Guarantor in a Person, if as a result of such Investment:

(a) such Person becomes a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Ainsworth or a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Offers to Repurchase by Ainsworth — Asset Sales”;

(5) any acquisition of assets, Capital Stock or other securities solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Ainsworth;

(6) any Investments by Ainsworth or a Restricted Subsidiary received in compromise of claims, settlements of debts or disputes or satisfaction of judgments relating to obligations payable to Ainsworth or such Restricted Subsidiary, as the case may be, in its capacity as trade creditor or from customers, which obligations were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7) Hedging Obligations in the ordinary course of business and not for speculative purposes;

(8) Investments made with Excluded Contributions;

(9) an Investment by Ainsworth or any Restricted Subsidiary in a Permitted Joint Venture; provided that the aggregate amount of all Investments made pursuant to this clause (8) does not exceed US$3.0 million at any one time outstanding; and

(10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) since the Issue Date, not to exceed $5.0 million.

“Permitted Joint Venture” means any joint venture arrangement created by Ainsworth or one of its Restricted Subsidiaries, the primary purpose of which is either to obtain fiber to supply the operations of Ainsworth or its Restricted Subsidiaries or to manufacture panel products, provided that Ainsworth and its Restricted Subsidiaries own an equity interest in such arrangement of at least 40% of the Equity Interests in such arrangement.

“Permitted Liens” means:

(1) Liens to secure Obligations in respect of Indebtedness permitted by clause (1) of the second paragraph of the covenant entitled “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” on the accounts receivable and inventories (including spare parts) of Ainsworth and its Restricted Subsidiaries, including the proceeds thereof and all money, securities and property of Ainsworth and its Restricted Subsidiaries and the proceeds thereof held by any lender of such indebtedness, and all related books and records and other intangibles evidencing such collateral;

(2) Liens in favour of Ainsworth or the Guarantors;

(3) Liens on property of a Person existing at the time such Person is merged with or into or amalgamated or consolidated with Ainsworth or any Restricted Subsidiary of Ainsworth; provided that such Liens were in existence prior to the contemplation of such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with Ainsworth or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by Ainsworth or any Restricted Subsidiary of Ainsworth, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(7) Liens existing on the Issue Date other than Liens permitted by clauses (1) and (6) of this definition;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with Canadian GAAP has been made therefor;

(9) Liens securing Hedging Obligations in the ordinary course of business and not for speculative purposes; provided that (a) such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation or (b) if such Hedging Obligations are with one or more parties to Credit Facilities, then secured by the same collateral as secures the applicable Credit Facilities;

(10) Liens on the Equity Interests of Unrestricted Subsidiaries or Permitted Joint Ventures securing Indebtedness of such Unrestricted Subsidiaries or Permitted Joint Ventures not otherwise prohibited by the indenture;

(11) Liens securing Obligations in respect of Permitted Refinancing Indebtedness incurred to refinance any secured Indebtedness; provided that the Liens securing such Permitted Refinancing Indebtedness are not extended to any additional assets or property;

(12) Liens to secure Indebtedness permitted by clause (12) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(13) Liens to secure Indebtedness permitted by clause (13) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(14) a general security agreement between Ainsworth, or its successor in interest, and Grant, or its successor in interest, securing the obligations of Ainsworth or its subsidiaries under the High Level Memorandum of Agreement or similar documents relating to the High Level Project; and

(15) Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Ainsworth or any Restricted Subsidiary of Ainsworth other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition.

“Permitted Refinancing Indebtedness” means any Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Ainsworth or any of its Restricted Subsidiaries or Disqualified Stock of Ainsworth or preferred stock of Restricted Subsidiaries of Ainsworth (other than intercompany Indebtedness, Disqualified Stock or preferred stock); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends on the Indebtedness, Disqualified Stock or preferred stock and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or such Subsidiary Guarantee on terms at least as favourable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Ainsworth or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PIK Interest” means payment-in-kind interest at the rate of 5% per annum.

“PIK Notes” means additional Notes, issued pursuant to the indenture evidencing Ainsworth’s obligation to pay PIK Interest on the Notes.

“Purchase Money Indebtedness” means Indebtedness of Ainsworth and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Capital Stock) or equipment.

“Rating Agencies” means (i) Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) or (ii) if S&P or Moody’s or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Ainsworth, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories (and any associated “+” or “−” designation): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories (and any associated “1”, “2” or “3” designation): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

“Related Fund” means, with respect to any Person, an Affiliate of such Person that is a fund controlled by such Person.

“Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of that Person that is not an Unrestricted Subsidiary.

“Right of First Refusal” means the exercise by Ainsworth, or its successor in interest, of the right to acquire the interest of Grant, or its successor in interest, in the High Level Project pursuant to the right of first refusal option contained in the High Level Memorandum of Agreement or similar or replacement documents related to the High Level Project.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the 1933 Act, as such Regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of each Guarantor of Ainsworth’s payment obligations under the indenture and the Notes, executed pursuant to the terms of the indenture.

“Unrestricted Subsidiary” means any Subsidiary of Ainsworth that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Ainsworth or any Restricted Subsidiary of Ainsworth unless the terms of any such agreement, contract, arrangement or understanding are no less favourable to Ainsworth or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Ainsworth;

(3) is a Person with respect to which neither Ainsworth nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Ainsworth or any of its Restricted Subsidiaries; and

(5) has at least one director on its Board of Directors that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Ainsworth or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Ainsworth as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Ainsworth as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Ainsworth will be in default of such covenant. The Board of Directors of Ainsworth may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Ainsworth of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

DESCRIPTION OF EXISTING INDEBTEDNESS

Existing Credit Facility

On June 26, 2007, the Company entered into the Existing Credit Facility, a term credit facility of US$102.6 million which is secured by inventory, accounts receivable and certain deposit accounts. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at March 31, 2008, the Company elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments on the Existing Credit Facility until maturity on June 26, 2014.

In connection with the Recapitalization, the Existing Credit Facility will be amended as set forth under “Description of the Recapitalization — the Arrangement — Arrangements with Term Lenders — Existing Credit Facility.”

Merrill Lynch Facility

On September 29, 2006, the Company entered into the Merrill Lynch Facility, a US$53.7 million credit agreement with Merrill Lynch Capital Canada Inc. to finance equipment purchases for the Grande Prairie expansion. The loan bears interest at LIBOR plus 2.90%, payable monthly. Monthly principal repayments of approximately US$0.7 million began on November 1, 2006, with the final monthly payment and a balloon payment due October 1, 2011. The loan is secured by capital assets with a carrying value at March 31, 2008 of US$100.2 million purchased with the proceeds of the borrowings under the loan. Under the terms of the Merrill Lynch Facility, if the Company’s liquidity (as defined in the Merrill Lynch Facility) falls below US$75 million, the lenders may require that the Company prepay interest for a period of twelve months. As of December 31, 2007, the Company’s liquidity was US$74 million. On March 26, 2008, we received a prepayment notification from the lenders requiring payment of US$2.5 million in interest, which was paid subsequent to March 31, 2008.

GE Canada Finance Holding Company has notified the Company that it has succeeded Merrill Lynch Capital Canada Inc. as agent in accordance with and under and pursuant to the Merrill Lynch Facility.

Deutsche Bank Facility

On September 7, 2006, the Company entered into, the Deutsche Bank Facility, a loan agreement with Deutsche Bank Luxembourg S.A. to finance pressing and forming equipment purchased as part of the Grande Prairie expansion. As at March 31, 2008, the total unsecured loan was €11 million (US$17 million). Interest is payable semi-annually at a rate of EURIBOR plus 0.85%. The loan is repayable in 17 equal instalments commencing at the earlier of (i) June 20, 2008 and (ii) six months after the pressing and forming equipment is deemed operational. Under the terms of the loan agreement, once the pressing and forming equipment is deemed operational, the Company has the option to convert the loan to Canadian dollars (interest to be paid according to LIBOR). The Company may also request a fixed rate of interest once principal repayment begins.

Capital Lease Obligation maturing May 29, 2025

On September 19, 2006, the Company sold an aircraft to GE Canada Leasing Services Company at fair market value and subsequently entered into a capital lease agreement for the aircraft. The capital lease bears interest at a rate of 6.81%, payable monthly. The lease matures on May 29, 2025. As at March 31, 2008, the amount outstanding under the capital lease was US$10 million.

Letter of Credit/Foreign Exchange Facilities

On June 19, 2008, the Company amended the three credit facilities it maintains with a Canadian chartered bank. The Company can borrow up to $19.0 million under these facilities. Of these facilities, the first is a $15 million commercial letter of credit facility for trade and other creditors, the second is a Canadian dollar equivalent of US$2.5 million foreign exchange and future contracts facility to allow the Company to hedge its currency risk relating to sales and accounts receivable, and the third is a $1.5 million corporate credit card facility. The first facility is secured by a pledge of fluctuating cash collateral on a dollar for dollar basis with respect to the amount issued under the letter of credit facility. The second facility is secured by a pledge of 10% of the face amount of any outstanding foreign exchange and future contracts. As at March 31, 2008, approximately $7.7 million was outstanding under the commercial letter of credit facility and nothing was outstanding under the foreign exchange and future contract facility.

CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION

Resale of Securities Received in the Recapitalization

United States

The distribution of the securities issued under the Recapitalization will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will instead be issued in reliance upon exemptions under the 1933 Act and applicable exemptions under state securities laws. The New Common Shares (other than New Common Shares issued to QIB Qualifying Noteholders in connection with the New Note Private Placement), Noteholder Warrants issued in lieu of such New Common Shares and Shareholder Warrants received in the Recapitalization in exchange for the Existing Notes and the Existing Common Shares will be freely transferable under United States federal securities laws, except for such New Common Shares, Noteholder Warrants issued in lieu of such New Common Shares and Shareholder Warrants held by persons who are deemed to be “affiliates” (as such term is defined under the 1933 Act) of the Company after the implementation of the Recapitalization. Such securities held by “affiliates” may be resold by them only in transactions permitted by the resale provisions of Rule 144 promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. The 35% of the New Common Shares and the 15% of the New Common Shares issued in connection with the New Notes Private Placement to QIB Qualifying Noteholders that purchase New Notes, and Noteholder Warrants issued in lieu of such New Common Shares, will be subject to restrictions on transfer and may be offered, sold or otherwise transferred only, (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (iii) within the United States in accordance with Rule 144A under the 1933 Act to a person the seller reasonably believes is a “qualified institutional buyer” that is purchasing for its own account or for the account of a “qualified institutional buyer” to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A under the 1933 Act, (iv) in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available (and based upon an opinion of counsel, if so requested), or (v) in accordance with another exemption from the registration requirements of the 1933 Act, if available (and based upon an opinion of counsel, if so requested). Rollover Notes and New Notes will be subject to restrictions on transfer and may be offered, sold or otherwise transferred only (i) to the Company, (ii) in accordance with Rule 144A under the 1933 Act to a person the seller reasonably believes is a “qualified institutional buyer” that is purchasing for its own account or for the account of a “qualified institutional buyer” to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A under the 1933 Act, or (iii) pursuant to an effective registration statement under the 1933 Act.

Canada

The issuance of the Rollover Notes, New Common Shares and Warrants in exchange for the Existing Notes and the Existing Common Shares in the Recapitalization will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, will not be available in respect of such new securities to be issued under the Recapitalization.

The New Common Shares and Warrants issued in the Recapitalization will be fully transferable subject to normal securities law considerations. The New Notes and Rollover Notes will be subject to restrictions on transfer in Canada, such that such securities may not be traded in Canada prior to the date that is four months and a day after the distribution of such securities. Noteholders are advised to seek legal advice prior to any resale of these securities.

The Company has agreed to grant to each of HBK Master Fund L.P. and Tricap Partners II L.P. rights in certain circumstances to (i) require the Company to file a prospectus in one or more provinces of Canada for a distribution of the holder’s New Commons Shares, or (ii) to include the holder’s New Common Shares in a prospectus offering by the Company in one or more provinces of Canada.

Stock Exchange Listing

The Existing Common Shares are listed on the TSX. The TSX has conditionally approved the listing of the New Common Shares, the Shareholder Warrants and the New Common Shares underlying the Warrants.

Expenses

The estimated fees, costs and expenses payable by Ainsworth in connection with the completion of the Recapitalization including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $10 million. In addition, Ainsworth will pay certain backstop fees described above under “Description of the Recapitalization — Backstop Commitment.”

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Ainsworth Lumber Co. Ltd.

March 31, 2008
(in thousands of Canadian dollars)

				Equity and
				Other		Fresh
		Plan of		Financing		Start		Ainsworth
	Ainsworth	Arrangement		Transactions		Accounting		(Pro Forma)

ASSETS
Current assets:
Cash and cash equivalents	$26,899	$—		$(36,084	)(2)	$—		$196,115
				205,300	(2)
Short-term investments	880	—		—		—		880
Accounts receivable	21,508	—		—		—		21,508
Inventories	67,105	—		—		—		67,105
Prepaid expenses	7,252	—		—		—		7,252
Restricted cash	7,744	—		—		—		7,744
Current portion of future income tax assets	658	—		—		(658	)(3d)	—

	132,046	—		169,216		(658)		300,604
Capital assets, net	829,528	—		—		(129,956	)(3a)	699,572
Other assets	14,257	—		—		—		14,257
Pension assets	10,510	—		—		(10,510	)(3c)	—
Future income taxes	12,177	—		—		(12,177	)(3d)	—
Goodwill	51,970	—		—		(51,970	)(3b)	—

	$1,050,488	$—		$169,216		$(205,271)		$1,014,433

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY
Current liabilities:
Accounts payable and
accrued liabilities	$47,511	$—		$(10,660	)(2)	$—		$36,851
Income taxes payable	2,248	—		—		3,000	(3e)	5,248
Current portion of future
income tax liabilities	18,713	—		—		(18,713	)(3d)	—
Current portion of long-term debt	10,643	—		—		—		10,643

	79,115	—		(10,660)		(15,713)		52,742
Accrued pension benefit liability	6,887	—		—		15,513	(3c)	22,400
Reforestation obligation	4,381	—		—		—		4,381
Long-term debt	1,001,022	(835,398	)(1)	205,300	(2)	—		524,899
				153,975	(1a)
Future income tax liabilities	34,259	—		—		(33,862	)(3d)	397

	$1,125,664	$(835,398)		$348,615		$(34,062)		$604,819

SHAREHOLDERS’ (DEFICIENCY) EQUITY
Capital Stock	$55,827	$—		$384,190	(2)	$(30,403	)(4a,b)	$409,614
(Deficit) Retained Earnings	(31,953)	—		—		31,953	(4b)	—
Accumulated Other Comprehensive Loss	(99,050)	—		—		99,050	(4b)	—
Contributed Surplus	—	835,398	(1)	(563,589	)(2)	(271,809	)(4b)	—

	(75,176)	835,398		(179,399)		(171,209)		409,614

	$1,050,488	$—		$169,216		$(205,271)		$1,014,433

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(amounts in millions of Canadian dollars, unless otherwise specified)

Basis of Presentation

This unaudited pro forma consolidated balance sheet of the Company is derived from the unaudited consolidated balance sheet of the Company as at March 31, 2008. This unaudited pro forma consolidated balance sheet is intended to reflect the consolidated financial position of the Company as at March 31, 2008, after giving effect to certain events and transactions, as further described in this Circular, as if such events and transactions had occurred on March 31, 2008. The following are the events and transactions reflected in this unaudited pro forma consolidated balance sheet:

(a) the implementation of the Plan of Arrangement including all of the steps as discussed below under “Plan of Arrangement Adjustments”;

(b) the securities distributions under the Recapitalization as discussed below under “Equity and Other Financing Transactions Adjustments”; and

(c) fresh start accounting adjustments as a result of Recapitalization proceedings as discussed below in “Fresh Start Accounting Adjustments.”

The above events and transactions are further described in more detail elsewhere in this Circular.

Other than those transactions described above, this pro forma balance sheet does not give effect to transactions occurring after March 31, 2008.

All references to U.S. dollar equivalents of Canadian dollar amounts are based on an exchange rate of US$1.00= Cdn$1.0265, being the Bank of Canada closing rate for March 31, 2008. All capitalized terms used but not otherwise defined in this section, have the definitions ascribed to them in the Circular.

This unaudited pro forma consolidated balance sheet should be read in conjunction with the Company’s audited consolidated financial statements for the period ended December 31, 2007, unaudited March 31, 2008 interim consolidated financial statements, accompanying notes and related management’s discussion and analysis.

The Plan of Arrangement is subject to possible amendment and approval. In addition, certain other agreements contain conditions in addition to the approval of the Plan of Arrangement. If the Plan of Arrangement is approved and all the various conditions required to implement the other agreements are met, the events and transactions will be accounted for on the basis of events and circumstances at the Completion Date. This unaudited pro forma consolidated balance sheet is based on currently available information and on certain assumptions management believes are reasonable under the circumstances. The revaluation of assets and liabilities for the purpose of fresh start accounting (see “Fresh Start Accounting Adjustments” below) is based on estimates of fair values and is subject to changes as the Company completes the valuation process after implementation of the Plan of Arrangement. Some assumptions may not materialize and events and circumstances occurring subsequent to the date on which this unaudited pro forma consolidated balance sheet has been prepared may be different from those assumed or anticipated, and thus may materially affect amounts disclosed in this unaudited pro forma consolidated balance sheet. Additionally, this unaudited pro forma consolidated balance sheet does not purport to represent what Ainsworth’s actual financial position will be upon emergence from the Recapitalization or represent what the fair value of Ainsworth’s assets or liabilities will be at the actual Completion Date.

Plan of Arrangement Adjustments

In conjunction with the filing of the Plan of Arrangement, certain amounts classified as “Long-term debt” are subject to recapitalization. Liabilities subject to recapitalization recorded as at March 31, 2008 amount to $835 million.

Under the Plan of Arrangement, the capital reorganization provides for the following:

(1)	All of the Existing Notes and Indentures and all entitlements relating to the Existing Notes and Indentures will be irrevocably and finally cancelled and settled by the issuance by the Company to Noteholders of the following securities (which securities shall be allocated first towards the repayment of principal in respect of the Existing Notes):

(a)	US$150 million (Cdn$154 million) aggregate principal amount of Rollover Notes, which shall be allocated among the Noteholders Pro Rata; and

(b)	96% of the New Common Shares on a Fully Diluted Basis: 46% of the New Common Shares on a Fully Diluted Basis will be allocated Pro Rata to Noteholders, 35% of the New Common Shares on a Fully Diluted Basis will be allocated to Qualifying Noteholders based on their Qualifying Noteholder Pro Rata Share, 5% of the New Common Shares on a Fully Diluted Basis will be allocated to the Initial Backstop Parties and 10% of the New Common Shares on a Fully Diluted Basis will be allocated to the Backstop Parties in accordance with their Backstop Party Pro Rata Share.

Equity and Other Financing Transactions Adjustments

(2)	As part of the Plan of Arrangement, Noteholders will be entitled to receive 96% of the New Common Shares on a Fully Diluted Basis having an estimated fair value of $393 million in partial settlement of the Existing Notes. Of this 96%, 15% of the New Common Shares on a Fully Diluted Basis having an estimated fair value of $61 million will be issued to the Backstop Parties in their capacity as such. An offering of US$200 million (Cdn$205 million), aggregate principal amount of New Notes is expected to be completed. Issuance costs are estimated at $17 million. Severance payments at market terms to senior executives are estimated at US$8 million (Cdn$8.4 million). Accrued and unpaid interest at March 31, 2008 of US$10 million (Cdn$10.7 million) on the Existing Notes will be paid in connection with the Recapitalization.

Fresh Start Accounting Adjustments

As a result of the expected substantial realignment of equity and non-equity interests, the identifiable assets and liabilities of the Company have been recorded at a new cost basis, being the value established by the equity and non-equity interests, which may not exceed fair value, if determinable, as required under the Canadian Institute of Chartered Accountants Handbook Section 1625-Comprehensive Revaluation of Assets and Liabilities (“CICA 1625”). The process of undertaking such a comprehensive revaluation is commonly referred to as “fresh start accounting.”

Ainsworth will be required to perform a comprehensive balance sheet revaluation under the provisions of CICA 1625. Under fresh start accounting, Ainsworth is required to assess the fair value of identifiable assets and liabilities, whether or not previously recorded. The adjustments are to revalue assets and liabilities that meet the recognition criteria under Canadian GAAP on a new cost basis. Under CICA 1625, if the fair market value of the enterprise as a whole exceeds the revalued net asset value, goodwill is not recorded.

For the purpose of this unaudited pro forma consolidated balance sheet, the fair values ascribed to the assets and liabilities are estimated fair values as at March 31, 2008 and are based on the guidance provided in Canadian Institute of Chartered Accountants Handbook Section 1581 — Business Combinations. These fair value estimates are subject to change upon application of fresh start accounting on the Completion Date.

(3)	The fair value adjustments are as follows:

(a)	The carrying value of “capital assets” is adjusted to reflect a reduced fair value since the excess fair value of net assets over the fair value of the enterprise has been adjusted;

(b)	“Goodwill” is adjusted to nil;

(c)	“Pension liabilities” are adjusted to reflect the accrued benefit obligation based on management’s best estimate assumptions on a going forward basis; plan assets are adjusted to fair value;

(d)	“Future income taxes” have been adjusted to reflect the tax effects of differences between the fair value of identifiable assets and liabilities and their estimated tax bases and the benefits of any unused tax losses and other deductions to the extent that these amounts are more likely than not to be realized. The resulting future income tax amounts have been measured based on the rates substantively enacted that are expected to apply when the temporary differences reverse or the unused tax losses and other reductions are realized. In addition, Ainsworth has reflected a valuation allowance against certain of its estimated future income tax assets in the amount of approximately $119 million. Any reversal of this valuation allowance in future periods will result in a credit to shareholders’ equity. The estimated future income tax assets are based on numerous assumptions and dependent upon complex tax issues including the quantum of debt forgiveness that must be recognized by the Company; and

(e)	“Income taxes payable” are adjusted to reflect taxes expected to arise as a result of the Recapitalization.

(4)	Shareholders’ (deficiency) equity adjustments relate to:

(a)	the net fair value adjustment to assets and liabilities; and

(b)	the reclassification of the “(Deficit) Retained Earnings” that arose prior to the fresh start to share capital.

AINSWORTH BEFORE THE RECAPITALIZATION

Ainsworth Lumber Co. Ltd. is a company amalgamated under the BCBCA and is the issuer of the Existing Notes and the Existing Common Shares. The registered and principal offices of the Company are located at Suite 3194 Bentall 4, 1055 Dunsmuir Street, P.O. Box 49307, Vancouver, British Columbia, Canada, V7X 1L3.

Ainsworth is a leading manufacturer of engineered wood products, such as OSB and speciality overlaid plywood. In 2007, RISI, Inc., an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. The Company owns six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. The Company also has a 50% ownership interest in an OSB facility located in High Level, Alberta. As of March 31, 2008, the Company is operating three OSB facilities in Canada and it is operating one OSB facility in Minnesota.

Ainsworth’s business is focused primarily on the structural wood panels sector. The Company’s business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood (Ainsworth is also one of the largest manufacturers of speciality overlaid concrete-forming plywood in North America). These products command premium pricing, particularly during cyclical lows for commodity products, such as the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. Once completed, the expanded facility will be able to produce OSB, oriented strand lumber and laminated strand lumber. Oriented strand lumber and laminated strand lumber are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.

Further detailed information about the Company, and its business can be found in the Annual Information Form for the Company dated March 31, 2008, incorporated by reference into this Circular.

Share Capital

As at the date of this Circular, the authorized capital of the Company is comprised of:

(i) 100,000,000 Existing Common Shares without par value;

(ii) 1,500,000 Class B Common Shares without par value, of which 350,000 are designated as Series 1 Class B Common Shares, 180,000 are designated Series 2 Class B Common Shares and 187,500 are designated Series 3 Class B Common Shares; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 are designated as Series 1 Preferred Shares, 4,000,000 are designated as Series 2 Preferred Shares and 5,000,000 are designated as Series 3 Preferred Shares.

Only the Existing Common Shares carry voting rights, with each Existing Common Share carrying the right to one vote. As at June 18, 2008 there were 14,649,140 Existing Common Shares, no Class B Common Shares and 100,000 Series 3 Preferred Shares outstanding. Other than the Existing Common Shares and the Preferred Shares there are no equity securities of the Company outstanding. If approved by Shareholders at the First Shareholders’ Meeting, the authorized capital will be amended in connection with the Continuance. See “Description of the Recapitalization — The Continuance — General.” On the Completion Date, the authorized capital will be amended to remove the Existing Common Shares.

Existing Notes

The Existing Notes were issued by Ainsworth and are guaranteed by Ainsworth’s material subsidiaries. US$824 million aggregate principal amount of Existing Notes was outstanding as of the date of this Circular. The Existing Notes are our senior unsecured obligations. The Indentures under which the Existing Notes were issued restrict our ability, among other things, to incur additional indebtedness, transfer or sell assets and make certain payments or distributions.

More detail about the Existing Notes can be found in the Indentures available at www.sedar.com and www.sec.gov.

Price range and trading volume for the Existing Common Shares

The Existing Common Shares are listed and traded on the TSX under the symbol “ANS”. The following table shows the high and low sale prices of, and trading volumes for, the Existing Common Shares as reported on the TSX for the periods indicated:

	High	Low	Volume
	$	$

2007
June	8.00	6.80	56,500
July	7.76	6.90	225,800
August	8.50	6.00	100,500
September	7.45	6.76	53,600
October	7.00	5.81	86,900
November	6.60	4.75	116,800
December	4.74	4.06	120,700
2008
January	4.88	3.11	97,300
February	4.38	3.30	73,900
March	4.00	2.75	62,700
April	3.16	1.90	174,400
May	4.69	2.30	174,400
June to (June 23)	2.90	1.02	287,000

Dividends Paid

During 2007, the Company paid no dividends to holders of Existing Common Shares. In each of 2005 and 2006 the Company declared and paid a cash dividend of $1.00 per Existing Common Share to holders of record of Existing Common Shares.

Executive Compensation

Executive Compensation Summary

The following Summary Compensation Table provides a summary of compensation earned for each of the three financial years ended December 31, 2007 by the Chief Executive Officer of the Company (“CEO”), by the Chief Financial Officer of the Company (“CFO”), and by the Company’s five most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2007 and whose total salary and bonus for 2007 exceeded $150,000 (collectively, the “Named Executive Officers”). There is no individual not serving as an officer of the Company as at December 31, 2007 for whom disclosure would otherwise have to be provided.

Except as disclosed below under the section “— Employment Contracts and Termination Arrangements”, the Company does not have any employment or management contracts or termination agreements with any of its executive officers. The Company will enter into the Severance Agreements and the Consulting Agreements in connection with the Recapitalization. See “Description of the Recapitalization — Management Agreements.”

Summary Compensation Table

					Long-term Compensation
					Awards		Payouts
					Securities	Restricted
		Annual Compensation			Under	Shares or	Long-term
				Other	Options/	Restricted	Incentive
				Annual	SARs	Share	Plan
		Salary	Bonus	Compensation	Granted	Units	Payouts	All Other
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)	Compensation

Brian E. Ainsworth	2007	480,769	Nil	29,171(1)	Nil	N/A	N/A	Nil
Chairman and CEO	2006	Nil	Nil	530,360(1)	Nil	N/A	N/A	Nil
	2005	Nil	Nil	1,745,985(1)	Nil	N/A	N/A	Nil

Robert Allen	2007	231,796	Nil	35,498(3)	Nil	N/A	N/A	Nil
CFO	2006	230,625	103,781	(2)	Nil	N/A	N/A	Nil
	2005	225,519	110,000	(2)	Nil	N/A	N/A	Nil

D. Allen Ainsworth	2007	488,925	Nil	49,654(4)	Nil	N/A	N/A	Nil
President	2006	488,925	Nil	(2)	Nil	N/A	N/A	Nil
	2005	452,596	1,254,375	(2)	Nil	N/A	N/A	Nil

Catherine E. Ainsworth	2007	461,763	Nil	(2)	Nil	N/A	N/A	Nil
Chief Operating Officer	2006	453,050	Nil	(2)	Nil	N/A	N/A	Nil
	2005	427,452	1,030,000	(2)	Nil	N/A	N/A	Nil

D. Michael Ainsworth	2007	281,875	Nil	(2)	Nil	N/A	N/A	Nil
Executive Vice-President	2006	281,875	Nil	(2)	Nil	N/A	N/A	Nil
	2005	326,587	1,150,000	(2)	Nil	N/A	N/A	Nil

Douglas I. Ainsworth	2007	281,875	Nil	(2)	Nil	N/A	N/A	Nil
Senior Vice-President,	2006	281,875	Nil	(2)	Nil	N/A	N/A	Nil
Marketing	2005	326,587	1,150,000	(2)	Nil	N/A	N/A	Nil

Kevin J. Ainsworth	2007	281,875	Nil	(2)	Nil	N/A	N/A	Nil
Senior Vice-President,	2006	281,875	Nil	(2)	Nil	N/A	N/A	Nil
Western Panel Operations	2005	326,587	200,000	(2)	Nil	N/A	N/A	Nil

(1)	In 2007, represents management fees in the amount of $19,231 and an automobile allowance of $10,120. In 2006, represents management fees in the amount of $500,000 and an automobile allowance of $30,360. In 2005, represents management fees in the amount of $500,000 plus a bonus of $1,215,625 and an automobile allowance of $30,360. The mentioned amounts have been paid by the Company to a company controlled by the Named Executive Officer pursuant to a management and consulting agreement between the Company and such company.

(2)	The aggregate amount of perquisites and other personal benefits, securities or property paid to the Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual cash compensation and bonus of the Named Executive Officer for the financial year.

(3)	Represents an automobile allowance and related expenses, a club membership and a golf course membership.

(4)	Represents personal use of corporate vehicles, life insurance premiums and other benefits.

Employment Contracts and Termination Agreements

The Company has an employment agreement with its CFO that provides for an annual salary of $235,700, an automobile allowance of $19,200 annually and provides that the CFO is eligible to participate in the Company’s annual management incentive bonus plan which provides for a target bonus of 30% of base salary if certain performance targets are met. The agreement also provides for 15 months notice or pay in lieu to be provided to the CFO if the Company terminates his employment without cause. Additionally, due to the challenges facing the British Columbia forest industry and the additional tasks that are expected to be performed as a result by the CFO in 2008, the Company has entered into a special incentive bonus arrangement with the CFO which provides for a special bonus of $117,850 to be paid to the CFO on December 31, 2008 if the CFO remains in the employ of the Company on that date or if the CFO’s employment has been terminated by the Company prior to that date without cause.

Pension Benefits

Retirement benefits for the executive officers and all salaried employees of the Company (except for D. Allen Ainsworth) are provided under the Company’s pension plan (the “Pension Plan”). The Pension Plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings (“YMPE”) plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 2007 are based on this same formula, but using average compensation over the previous five year period and the YMPE over the previous three year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five year life annuity, with no deduction for any other pension benefits received or other offset amounts.

Retirement benefits for D. Allen Ainsworth are provided under an individual pension plan established on July 1, 2006 and administered by the Company. During 2007, the Company transferred existing pension benefit entitlements totalling $1.1 million to this plan. The individual pension plan provides annual pension at retirement on a defined benefit basis equal to 2.0% of the participant’s best 3-year average earnings for each year of credited service, subject to YMPE.

The Company did not pay any pension benefits in the financial year ended December 31, 2007 to the Named Executive Officers.

The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years, except 71 years for D. Allen Ainsworth) for the Named Executive Officers are as follows:

	Credited	Estimated
	Years of	Annual	Years of	Estimated
	Service to	Benefit at	Credited	Annual
	December 31,	December	Service to	Benefit at
	2007	31, 2007	Retirement	Retirement

Brian E. Ainsworth	48	$106,666	48	$112,194
Robert Allen	4	$9,259	19	$43,555
D. Allen Ainsworth	48	$122,922	53	$285,675
Catherine E. Ainsworth	28	$61,296	43	$100,916
D. Michael Ainsworth	19	$42,222	39	$91,777
Douglas I. Ainsworth	19	$42,222	41	$95,277
Kevin J. Ainsworth	19	$42,222	42	$96,833

Report on Executive Compensation

Composition of the Compensation Committee

A Compensation Committee of the Board of Directors (the “Committee”) oversees the Company’s compensation policies for executive officers as approved by the Board of Directors. The following directors (all of whom are independent directors within the meaning of NI 58-101) served as members of the Committee during the year ended December 31, 2007:

Douglas B. Buchanan
Robert A. Fairweather
K. Gordon Green
W. Gordon Lancaster

Policy of the Compensation Committee

Pursuant to its charter, the Committee has the responsibility of ensuring that the Company’s compensation practices and standards remain fully market competitive. The Company seeks to motivate performance by directly linking annual incentive compensation to the Company’s financial performance. Pursuant to its mandate, the Committee monitors and makes recommendations to the Board with respect to the total compensation (including direct salary and annual bonus as well as any long-term stock-related incentives and pension plans) paid to each executive officer, taking into consideration the Company’s financial performance and industry standards. It also reviews, as long as the Ainsworth family as a group controls at least 50% of the voting shares of the Company, the total compensation paid to any member of the Ainsworth family who is not an executive officer but whose aggregate annual compensation exceeds $100,000.

Elements of Executive Compensation

There are seven executive officers of the Company, six of whom are directly or indirectly major shareholders of the Company or directly related to such major shareholders (collectively, the “Shareholder Executives”). The Company’s principal means of compensating all executives is through cash compensation by way of base salaries and annual incentives. Long-term incentive plans such as stock options, special or “executive” pension plans and securities purchase programs are not considered appropriate given the current share ownership.

Historically, the six Shareholder Executives have elected to be compensated collectively in two tiers rather than individually. The first tier (“Tier 1”) includes the Chairman and Chief Executive Officer, the President, and the Chief Operating Officer. The base salary of each of these executives is established at a level competitive with his or her comparable position in industry. The second group (“Tier 2”) includes the Executive Vice-President, the Senior Vice-President, Marketing and the Senior Vice-President, Western Panel Operations. The base salary of each Tier 2 executive is identical with the base salary of each of the other two Tier 2 executives. The aggregate base salaries of the three Tier 2 positions are maintained at a level competitive with the aggregate base salaries of the comparable industry positions.

The Company has an executive bonus plan (the “Plan”) for the Shareholder Executives. The Plan is driven entirely by the Company’s financial performance. Under the Plan, budgeted earnings before income taxes, depreciation and amortization (“EBITDA”) as approved each year by the Board is designated as the target against which subsequent performance will be measured. The target aggregate bonus level for the Shareholder Executives is set annually to reflect industry conditions. The actual bonus paid in any year will vary with reported EBITDA as compared to budgeted EBITDA for the year, subject to a minimum and maximum payout and subject to a defined minimum amount of free cash flow.

In 2007, the Company reported negative EBITDA. In view of this and the persistent decline in industry conditions, no bonuses were paid to the Shareholder Executives for 2007.

In 2006, the Committee had retained the services of Mercer Human Resource Consulting (“Mercer”), an independent consulting firm, to assist it in determining the appropriate 2006 compensation levels of its seven executive officers, including each of the Shareholder Executives within the two tiers. Due to the absence of any bonus payments to the Shareholder Executives in 2006, Mercer indicated that while base salaries were in line with the market, aggregate total direct compensation fell materially below the median of the comparator group.

With respect to 2007, in light of the continued poor economic and financial conditions, the Committee concluded that there should be no overall increase to the previous year’s compensation levels, and that Mercer need not be retained, as it had been in past years, to opine on the suitability and appropriateness of the compensation package. Because the previous year’s total compensation fell materially below the comparator group, it was clear to the Committee that aggregate total direct compensation for 2007 was also materially below market.

Going forward, the Committee concluded that, under normalized economic conditions, total compensation paid to the Shareholder Executives beyond 2007 should be maintained at the median level or the 50th percentile of the comparator group.

CEO’s Compensation

The Chief Executive Officer’s compensation in fiscal 2007 was determined using the criteria described in the preceding section. In 2007, the Company paid Brian Ainsworth a salary of $480,769 and paid a fee of $19,231 to 2468 Holdings Ltd. for services provided to the Company by Brian Ainsworth for a total base salary of $500,000 received by Brian Ainsworth directly or indirectly. No amount was paid to Brian Ainsworth or 2468 Holdings Ltd. in respect of any annual incentive bonus for 2007. Total direct and indirect compensation of $500,000 for the Chief Executive Officer’s services in 2007 is below the market as defined above.

This report is submitted on behalf of the Compensation Committee of the Board.

Douglas B. Buchanan
Robert A. Fairweather
K. Gordon Green
W. Gordon Lancaster

Share Performance

The following graph compares the cumulative total shareholder return for $100 invested in Existing Common Shares of the Company from December 31, 2002 to December 31, 2007 with the cumulative total return of the S&P/TSX Composite Index (TSE 300 Index prior to 2002), assuming reinvestment of dividends.

	Dec. 31/02	Dec. 31/03	Dec. 31/04	Dec. 31/05	Dec. 31/06	Dec. 31/07
Ainsworth Lumber Co. Ltd.	$100	$350.86	$731.06	$729.54	$301.70	$139.73
S&P/TSX Composite Index	$100	$126.73	$145.07	$180.08	$211.16	$231.92

Compensation of Directors

Directors’ Fees

During the year ended December 31, 2007, non employee, non related directors of the Company were paid a retainer fee of $20,000 per year and a meeting attendance fee of $2,000 per directors’ meeting attended. In connection with participation on Board committees, non employee directors were paid a retainer fee of $4,000 for membership on each board committee, a meeting attendance fee of $2,000 per committee meeting attended and non employee directors acting as chair of Board committees also earned $2,000 per year for each such committee chaired. A total of $274,000 was earned by the non employee directors as a group for this period in respect of all such fees. The non employee directors are reimbursed for transportation and other out of pocket expenses incurred for attendance at Board and committee meetings.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

ELECTION OF DIRECTORS

The number of directors of the Company is currently fixed at ten directors. The Articles of Continuance will provide for a minimum of three directors and a maximum of 10 directors. Section 106(2) of the CBCA requires that shareholders elect directors by ordinary resolution at the first meeting of shareholders. The persons named below are the nominees of management for election as directors for the election to be held at the Second Shareholders’ Meeting. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company, By-law No. 1, or the CBCA. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote the persons designated below as nominees for election as directors to the Board of Directors. The Company does not contemplate that any such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in the Shareholder’s proxy form that the Shareholder’s Existing Common Shares are to be withheld from voting in the election of directors. The Board of Directors unanimously recommends that Shareholders vote for the nominees of management, listed below, for election as directors.

As part of the Arrangement the articles of the Company will be amended to fix the number of directors at seven and the New Board will be appointed, comprised of seven directors, one of which will be nominated by the current Board of Directors, provided that such nominee is an Independent Director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee and five of which will be acceptable to HBK Master Fund L.P. and Tricap Partners II L.P., and one of which will be acceptable to the Additional Noteholder Committee. On or before July 18, 2008, the Company will, together with the Backstop Parties, announce by way of press release the proposed directors for the New Board. The press release will be incorporated by reference herein. The New Board will be appointed pursuant to the Plan of Arrangement. See “Description of the Recapitalization — The Arrangement — Appointment of the New Board.”

The following table sets out the name and place of residence of each of the persons proposed to be nominated for election as a director at the Second Shareholders’ Meeting; all positions and offices in the Company presently held by him or her; his or her present principal occupation, business or employment; the period during which he or she has served as a director; and the number of Existing Common Shares that he or she has advised are beneficially owned, or controlled or directed, directly or indirectly, by him or her as at the Record Date.

		Date of First	Existing Common
Name, Place of Residence and	Present Principal Occupation,	Appointment	Shares Beneficially
Positions with the Company	Business or Employment	as Director	Owned or Controlled

Brian E. Ainsworth Vancouver, BC, Canada Chairman, Chief Executive Officer and Director	Executive of the Company	March 31, 1993	2,507,186	(6)
Catherine E. Ainsworth(1) Vancouver, BC, Canada Chief Operating Officer, Secretary and Director	Executive of the Company	March 31, 1993	61,013	(7)
D. Allen Ainsworth Vancouver, BC, Canada President and Director	Executive of the Company	March 31, 1993	2,757,186	(8)
David Ainsworth Vancouver, BC, Canada Director	Director and Employee of the Company	March 31, 1993	3,129,188	(9)
Susan Ainsworth Vancouver, BC, Canada Director	Director and Employee of the Company	March 31, 1993	13,636
Douglas B. Buchanan(2)(3)(4)(5) North Vancouver, BC, Canada Director	Managing Director and Chief Executive Officer, BC Biomedical Laboratories Ltd. (major community-based clinical laboratory)	May 26, 2005	2,000
Robert A. Fairweather(2)(3)(4)(5) West Vancouver, BC, Canada Director	Retired Executive; President, International Financial Centre BC (non-profit society for the financial services sector) from October, 2002 to May 1, 2008	May 25, 2006	4,000
K. Gordon Green(2)(3)(4)(5) Sidney, BC, Canada Director	Corporate Director	April 15, 1993	8,888
Morley Koffman(4) Vancouver, BC, Canada Director	Lawyer, Koffman Kalef LLP, Business Lawyers	April 15, 1993	7,888
W. Gordon Lancaster(2)(3)(4)(5) West Vancouver, BC, Canada Director	Chief Financial Officer, Ivanhoe Energy Inc. (public oil and gas company)	April 15, 1993	2,000

(1)	Member of the Disclosure Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Nominating Committee.

(6)	These shares are controlled through 2468 Holdings Ltd.

(7)	Catherine Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd. which owns 3,108,188 Existing Common Shares. The Existing Common Shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s Shareholders.

(8)	These shares are controlled through 5678 Enterprises Ltd.

(9)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders.

None of the director nominees is, or during the ten years preceding the date of this Circular has been, a director or officer of any company that, while the person was acting in that capacity:

(a) was the subject of a cease trade or similar order (including any management cease trade order) or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after such person ceased to be a director or officer of that company, in that company being the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act as a director or officer of that company, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the ten years preceding the date of this Circular, none of the director nominees has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

The persons named by management in the enclosed proxy form intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual meeting of shareholders. The Board of Directors unanimously recommends that shareholders vote for Deloitte & Touche LLP Chartered Accountants, as the auditor of the Company.

AINSWORTH AFTER THE RECAPITALIZATION

Share Capital

If the Recapitalization is implemented, the authorized capital of the Company will be as described above under “Description of the Recapitalization — Description of Securities issued under the Arrangement — Share Capital”.

Assuming full exercise of the Noteholder Warrants, an aggregate of 100,000,000 New Common Shares will be issued and outstanding as of the Completion Date.

Earnings Coverage

The earnings coverage set out below has been prepared and included in this Circular in accordance with applicable Canadian disclosure requirements. For the purposes of calculating the ratio of earnings to fixed charges (i) earnings consist of income (loss) before income taxes, plus fixed charges during the period and (ii) fixed charges consist of interest expense on all debt, plus the portion of operating lease rental expense that is representative of the interest factor and amortization of finance charges. On January 1, 2007, as permitted under Canadian GAAP, we adopted a policy of expensing transaction costs. The below noted table does not include transaction costs in the determination of fixed charges. The following table sets forth the calculation of the ratio of earnings to fixed charges under Canadian GAAP. Due to the losses before income taxes there are no earnings to cover fixed charges.

Pro Forma Earnings Coverage Ratio
As at March 31, 2008

	12 Month Period	Year Ended
	Ended March 31, 2008	December 31, 2007
	(In millions of Canadian dollars)
	(unaudited)	(unaudited)

Loss before income taxes	$(313.6)	$(283.2)

Fixed Charges
Interest	48.8	48.6
Interest capitalized	4.6	5.1
Interest factor associated with operating leases	0.4	0.4

	53.8	54.1

Loss before income taxes and fixed charges	$(259.8)	$(229.1)
Ratio of earnings to fixed charges	—	—
Additional earnings required to cover fixed charges	$313.6	$283.2

LEGAL PROCEEDINGS

In the ordinary course of business activities, Ainsworth may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the consolidated financial position of Ainsworth.

SECURITYHOLDERS’ RIGHTS

The Continuance will affect certain of the rights of Securityholders as they currently exist under the BCBCA.

Upon the Continuance becoming effective, holders of the Existing Common Shares will hold common shares of a company domiciled under the laws of Canada. The principal attributes of the common shares after the Continuance will be identical to the Existing Common Shares prior to the Continuance other than differences in shareholders rights under the CBCA and the BCBCA, a summary of which is provided below. This summary is not exhaustive and Shareholders are advised to review the full text of the CBCA regarding the implications of the Continuance.

The Continuance, if approved, will effect a change in the legal domicile of the Company as of the effective date thereof. As of the effective date of the Continuance, the Company will be governed by the CBCA, the proposed Articles of Continuance, attached hereto as Schedule “A” to Appendix “A”, and, subject to approval by the Board and confirmation by the Shareholders at the Second Shareholders’ Meeting, the proposed By-Law No. 1 of the Company, attached hereto as Appendix “K”.

General

In general terms, the CBCA provides to shareholders substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. The following is a summary comparison of certain provisions of the BCBCA and the CBCA which pertain to rights of Shareholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding all of the implications of the Continuance.

Directors

The BCBCA provides that a reporting company must have a minimum of three directors but there is no residency requirement. The CBCA requires that at least 25% of the directors of a company be resident Canadians.

Place of Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside British Columbia is provided for in the Articles, or the Articles do not restrict the company from approving a location outside of British Columbia for the holding of a general meeting and a location outside of British Columbia is approved by the resolution required by the Articles for that purpose or the location for the meeting is approved in writing by the Registrar of Companies.

The CBCA provides that meetings of shareholders may be held at the place within Canada provided by the By-laws, or in the absence of such provision, at the place within Canada that the directors determine. Also, meetings of shareholders may be held outside of Canada if the place is specified in the articles. No place outside of Canada has been specified in the proposed Articles of Continuance.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call and hold a meeting of shareholders of a company for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Requisite Approvals

The BCBCA requires that in order to approve an arrangement proposed with some of the shareholders holding shares of a class or series of shares of the company, those shareholders must approve the arrangement by a resolution passed at a meeting by at least a special majority of the votes cast by those shareholders. The special majority under the existing constating documents is three-quarters.

The BCBCA requires that in order to approve an arrangement proposed with creditors of the company or a class of creditors of the company, a majority in number and three-quarters in value of the creditors or class of creditors, as the case may be, present and voting, either in person or by proxy, must approve the arrangement.

The CBCA requires that special resolutions of the Company be approved by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

As a result of the Continuance the voting approval threshold for a special resolution of shareholders of the Company will be brought into line with the preponderance of Canadian public corporations by lowering it from 75% of those voting in person or represented by proxy on a matter to two-thirds of those voting in person or represented by proxy. With respect to the Recapitalization, the approval of the Continuance Resolution by the Shareholders will have the effect of lowering the voting approval threshold for the Noteholders’ Arrangement Resolution from (x) 75%, and a majority in number, of those voting in person or represented by proxy at the Noteholders’ Meeting to (y) two-thirds of those voting in person or represented by proxy at the meeting.

In the Director’s opinion, with respect to arrangements contemplating the possible compromise of debt, the appropriate voting level for approval by debtholders is two-thirds in value of the total debt held by all the debtholders of each class present, personally or by proxy.

The approval of two-thirds of the votes cast by Noteholders present, in person or represented by proxy, in order to pass the Noteholders’ Arrangement Resolution is required in order to pass the Shareholders’ Arrangement

Resolution. The approval of (i) two-thirds of the votes cast by Shareholders present in person or represented by proxy; and (ii) a simple majority of votes cast by the Shareholders present in person or represented by proxy, other than certain Shareholders who are “interested parties” under MI 61-101 is required to approve the Shareholder’s Arrangement Resolution. See “Information Concerning the Meetings — Quorum and Voting Requirements — Shareholders’ Meetings — Minority Approval.”

Oppression Remedies

Under the BCBCA a shareholder of a company has the right to apply to the court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The CBCA contains rights that are substantially broader than the BCBCA in that they are available to a larger class of complainants. Under the CBCA, a shareholder, former shareholder, director, former director, officer, former officer of a company or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of the company or its affiliates effects a result, the business or affairs of the company or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the company or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. A broader right to bring a derivative action is contained in the CBCA and this right extends to officers, former shareholders, directors or officers of a company or its affiliates, and any person, who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action.

In addition, the CBCA permits derivative actions to be commenced, with leave of the court, in the name and on behalf of a company or any of its subsidiaries.

New Articles and By-Laws

General

Subject to the approval of the Continuance Resolution, the Company will adopt the proposed Articles of Continuance, and the proposed By-Law No. 1. The Articles of Continuance and By-Law No. 1 contain provisions that differ in some respects from the existing articles of the Company. The following is a summary of the differences between the current articles of the Company and the Articles of Continuance and By-Law No. 1. This summary is not exhaustive and is qualified in its entirety by the full text of the Articles of Continuance and the proposed By-Law No. 1. Shareholders are encouraged to review the full text of the Articles of Continuance attached to this Circular as Schedule “A” to Appendix “A” and the proposed By-Law No. 1, attached to this Circular as Appendix “K”, regarding the implications of the Continuance.

Number of Directors

Currently, Ainsworth has determined the number of directors to be ten. The CBCA provides that the shareholders of a company may provide in the articles of the Company for a minimum or maximum of directors. The shareholders may adopt an amendment to the articles of the Company to increase or, subject to the provisions of the CBCA, decrease the minimum or maximum number of directors.

The Articles of Continuance will provide for a minimum of three directors and a maximum of 10 directors. As part of the Arrangement the articles of the Company will be amended to fix the number of directors at seven. The Company’s current articles permit additional directors to be appointed on this basis and the directors believe that it would be in the best interests of the Company and its Shareholders for the board to continue to be able to appoint, from time to time, one or more qualified persons as directors when such person or persons become available.

The New Board as of the Completion Date will be comprised of seven directors appointed under the Plan of Arrangement. The current Board will determine one of the nominees to the New Board, provided that such nominee is an Independent Director and is acceptable to the Initial Backstop Parties and the Additional Noteholder Committee. Of the remaining six directors, five will be acceptable to HBK Master Fund L.P. and Tricap Partners II L.P., and one will be acceptable to the Additional Noteholder Committee. A majority of the directors will be Independent Directors and in accordance with the CBCA at least 25% of the directors will be resident Canadians.

See “Description of the Recapitalization — The Arrangement — Appointment of the New Board.”

Appointment of Alternate Directors

Provisions in the current articles of the Company provided for the appointment by directors of any person to act in their place as an alternate at board meetings, including the delegation of the appointing director’s rights to notice, right to be counted in quorum and in votes and right to sign resolutions. Similar provisions will not be included in By-Law No. 1 as such delegation of a director’s authority is not permitted under the CBCA.

Removal of Directors from Office

The Company’s current articles allow for the removal of directors prior to the expiration of their term of office by a special resolution of the Shareholders. The proposed By-Law No. 1 does not include a similar requirement for a special resolution because section 109 of the CBCA provides that shareholders may remove directors by ordinary resolution.

Proxies

Under Ainsworth’s current articles Shareholders are permitted to appoint more than one proxyholder to attend, act and vote on their behalf at Shareholders’ meetings. This provision conflicted with requirements under the CBCA which do not allow for the appointment of multiple proxyholders, and as such has not been included in proposed By-Law No. 1.

Ainsworth’s current articles also prohibited proxyholders from voting by show of hands unless they were also a shareholder entitled to vote at the meeting. This provision is in conflict with the CBCA which expressly permits proxyholders to participate in votes by way of show of hands and as such a similar provision has not been included in the proposed By-Law No. 1.

The current articles also required that all proxies be delivered at the office of the Company, or such other place as specified, not less than 48 hours before the time for the holding of the meeting in respect of which the proxy relates. However, the directors can fix a time for the deposit of proxies up until the time of the meeting. Under the CBCA the directors may specify a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the company or its agent. The proposed By-Law No. 1 reflects the requirements of the CBCA.

Alteration of Capital

The current articles of the Company allow the Company to increase its authorized capital by ordinary resolution of the Shareholders, allow the Company to issue shares with or without par value, to subdivide, consolidate or change the designation of all or any of its shares by special resolution approved by three-quarters of the votes cast in a vote by the holders of such class or series of shares which rights may be interfered with or prejudiced.

These provisions relating to the alteration of capital are not replicated in the Articles of Continuance or By-Law No. 1, as the CBCA provides a comprehensive scheme for alterations of share capital. Under the CBCA, a special resolution (vote of two-thirds) is required in order to increase the authorized share capital of the Company, to consolidate shares, change the designation of shares or alter the rights or restrictions of any issued or unissued shares. See “— Requisite Approvals.” Par value shares are not permitted under the CBCA and so provisions relating to shares with par value are unnecessary in the Articles of Continuance or By-Law No. 1 of the Company.

INCOME TAX CONSIDERATIONS

This Circular does not address any tax considerations of the Recapitalization other than certain Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the Recapitalization.

The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Securityholder. Consequently, Securityholders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Recapitalization having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences of the Recapitalization to Securityholders who deal at arm’s length with and are not affiliated with the Company and hold their Existing Notes and their Existing Common Shares, as the case may be, as capital property and will hold their New Common Shares, Rollover Notes, New Notes, NLP Right and Shareholder Warrants, as the case may be, as capital property. The Existing Notes, Existing Common Shares, New Common Shares, Rollover Notes, New Notes and Shareholder Warrants will generally be considered to be capital property for this purpose to a Securityholder unless either the Securityholder holds (or will hold) such securities in the course of carrying on a business, or the Securityholder has acquired (or will acquire) such securities in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to: (i) a Securityholder that is a “financial institution” or a “specified financial institution” as defined in the Canadian Tax Act for purposes of the mark-to-market rules; (ii) a Securityholder, an interest in which would be a “tax shelter investment” under the Canadian Tax Act; (iii) a Securityholder who has acquired Existing Common Shares on the exercise of an employee stock option received in respect of, in the course of, or by virtue of, employment with the Company; (iv) a Securityholder who has elected to have the “functional currency” reporting rules apply to it, as defined in the Canadian Tax Act; or (v) Significant Noteholders. Such Securityholders should consult with their own tax advisors.

This summary is based upon the provisions of the Canadian Tax Act in force as of the date hereof and the company’s understanding of the current administrative and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although there is no certainty that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the Recapitalization and, except for the Tax Proposals, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is not intended to be, nor should it be construed to be legal or tax advice to any particular Securityholder. Securityholders are urged to consult their own tax advisors concerning the tax consequences to them of the Recapitalization.

All amounts, including the cost of, interest or dividends, received and accrued on, and proceeds of disposition from, the Existing Notes, New Common Shares, Rollover Notes, New Notes and Shareholder Warrants must be determined in Canadian dollars at applicable exchange rates for the purposes of the Canadian Tax Act. The amount of interest and any capital gain or capital loss of an Existing Noteholder may be affected by fluctuations in Canadian dollar exchange rates.

Residents of Canada

The following discussion applies to Securityholders who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, are residents of Canada (“Canadian Holders”). Certain Canadian Holders whose Existing Notes, Existing Common Shares, New Common Shares, Rollover Notes or New Notes might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to deem such Existing Notes, Existing Common Shares, New Common Shares (other than New Common Shares in respect of which an election under section 85 of the Canadian Tax Act was made on the acquisition of such shares by the Canadian Holder), Rollover Notes or New Notes and any other “Canadian security” (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years to be capital property.

Continuance of the Company under the CBCA

Canadian Holders will not be deemed to dispose of their Existing Notes or Existing Common Shares for purposes of the Canadian Tax Act by reason of the Continuance.

Noteholders

Exchange of the Existing Notes

A Canadian Holder will be considered to have disposed of Existing Notes upon the exchange of such notes for Rollover Notes and New Common Shares on the Completion Date. A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in income the amount of interest accrued or deemed to accrue on the Existing Notes up to the Completion Date or that became receivable or was received on or before the Completion Date, to the extent that such amounts have not otherwise been included in the Canadian Holder’s income for the year or a preceding taxation year. Any other Canadian Holder, including an individual, will be required to include in income for a taxation year any interest on the Existing Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. Where a Canadian Holder is required to include an amount in income on account of interest on the Existing Notes that accrues in respect of the period between March 31, 2008 and the Completion Date, the Canadian Holder should be entitled to a deduction in computing income of an equivalent amount if the interest in respect of that period is not paid.

In general, a Canadian Holder will realize a capital gain (or capital loss) on the exchange of the Existing Notes equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Existing Notes, plus any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses.” A Canadian Holder’s proceeds of disposition of the Existing Notes upon the exchange of the Existing Notes for Rollover Notes and New Common Shares will be an amount equal to the fair market value (at the time of the exchange) of the Rollover Notes and the New Common Shares received in exchange for the principal amount of the Existing Notes. A Canadian Holder will be considered to have acquired any Rollover Notes and New Common Shares at a cost equal to their fair market value (at the time of the exchange). The cost to the holder of each New Common Share acquired in exchange for Existing Notes must then be averaged with the adjusted cost base of all other New Common Shares held by the Canadian Holder as capital property at that time for purposes of subsequently computing the adjusted cost base of each New Common Share held by the Canadian Holder. It is the Company’s position that the aggregate consideration of $150 million of Rollover Notes and 96% of the New Common Shares will be allocated first toward the repayment of the principal amount of the Existing Notes and second towards the payment of any interest which has accrued on the Noteholder’s Existing Notes since March 31, 2008, and to the extent the fair market value of the Rollover Notes and New Common Shares exceeds the principal amount and interest in respect of the Existing Notes, any excess will be considered to be paid as a fee for agreeing to lend money to the Company. To the extent that the issuance of the Rollover Notes or New Common Shares is considered to be interest or a fee, Canadian Holders will be required to include the amount of such interest or fee in income for Canadian income tax purposes (see the discussion above regarding interest). In addition, if a portion of the New Common Shares are not considered to be allocated first towards the repayment of principal of the Existing Notes, Canadian Holders who subscribe for New Notes may also be required to include an amount in income for Canadian income tax purposes equal to the fair market value of such portions of the New Common Shares. Canadian Holders should consult their own tax advisors.

Taxation of Interest on the Rollover Notes and the New Notes

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in income for a taxation year the amount of interest (including PIK Interest) accrued or deemed to accrue on the Rollover Notes and the New Notes to the end of the taxation year or that became receivable or was received by it before the end of the year, to the extent such amounts have not otherwise been included in such Canadian Holder’s income for the year or a preceding taxation year. Any other Canadian Holder, including an individual, will be required to include in income for a taxation year any interest on the Rollover Notes and New Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. In addition, such a Canadian Holder will be required to include in computing its income for a taxation year any interest (including PIK Interest) that accrues to the Canadian Holder on the Rollover Notes and New Notes up to any “anniversary day” (as defined in the Canadian Tax Act) of the Rollover Notes or New Notes in the year to the extent that such amount was not otherwise included in the Canadian Holder’s income for that or a preceding taxation year.

Sale, Redemption or Repayment of the Rollover Notes and the New Notes

On a disposition or a deemed disposition of the Rollover Notes or New Notes, including repayment or purchase by the Company, a Canadian Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition or that became receivable or is received on or before the date of disposition, to the extent that such amounts have not otherwise been included in the Canadian Holder’s income for the year or a preceding taxation year.

Any amount paid by the Company as a penalty or bonus because of the early repayment of all or part of the principal amount of the New Notes or Rollover Notes will be deemed to be received by the Canadian Holder as interest on the New Notes or Rollover Notes and included in computing the Canadian Holder’s income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the New Notes or Rollover Notes for periods ending after the payment of such amount.

In general, a disposition or a deemed disposition of the Rollover Notes or the New Notes will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of the Rollover Notes or New Notes, as the case may be. Any such capital gain (or capital loss) will be subject to the treatment described under the heading “Taxation of Capital Gains and Capital Losses” below.

Holding and Disposition of New Common Shares

Dividends on the New Common Shares

Dividends and deemed dividends on the New Common Shares will be included in a Canadian Holder’s income for purposes of the Canadian Tax Act. Such dividends received by an individual Canadian Holder will be subject to the gross-up and dividend tax credit rules provided for under the Canadian Tax Act. The Company may designate all or a portion of such dividends as “eligible dividends” that are entitled to the enhanced dividend tax credit. The Company will notify its shareholders of any such designations at the appropriate times. A Canadian Holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” as defined in the Canadian Tax Act, or a “subject corporation” (as such terms are defined in the Canadian Tax Act), may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the New Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

Disposition of New Common Shares

A Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of New Common Shares equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such New Common Shares, plus any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses.”

Existing Shareholders

Exchange of Existing Common Shares for New Common Shares, NLP Rights and Shareholder Warrants

Subject to the “Tax Election” described below, on the exchange of Existing Common Shares for New Common Shares, the NLP Right, and Shareholder Warrants, a Canadian Holder will be deemed to have disposed of such shareholder’s Existing Common Shares for proceeds of disposition equal to the greater of (i) the Canadian Holder’s adjusted cost base of such Existing Common Shares and (ii) the aggregate fair market value, on the Completion Date, of the NLP Right and the Shareholder Warrants that are received by such Canadian Holder. Canadian Holders will be required to value the NLP Right and Shareholder Warrants as of the Completion Date based on all available facts and circumstances at the time they file their tax returns. Because the amount of cash (if any) to be received under the NLP Right is uncertain, the fair market value of the NLP Right is not clear. As discussed in further detail below, if a Canadian Holder is deemed to receive a dividend as a consequence of the Recapitalization, the Canadian Holder’s proceeds of disposition would be reduced by the amount of the deemed dividend. A Canadian Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Existing Common Shares, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the holder of such Existing Common Shares immediately before the exchange. See “Taxation of Capital Gains and Capital Losses” below.

A Canadian Holder’s adjusted cost base of the New Common Shares received pursuant to the Recapitalization in exchange for Existing Common Shares will be deemed to be the adjusted cost base of the Existing Common Shares exchanged by such Canadian Holder less the aggregate fair market value of the NLP Right and the Shareholder Warrants received by the Canadian Holder pursuant to the Recapitalization. Where a Canadian Holder’s adjusted cost base of its Existing Common Shares is less than the aggregate fair market value of the NLP Right and the Shareholder Warrants received pursuant to the Recapitalization, the adjusted cost base of the New Common Shares received by the Canadian Resident Shareholder will be nil.

A Canadian Holder’s adjusted cost base of the NLP Right and the Shareholder Warrants, respectively, received pursuant to the Recapitalization will be equal to the fair market value of the NLP Right and Shareholder Warrants, respectively, on the Completion Date.

Deemed Dividend

If the aggregate fair market value of the NLP Right and the Shareholder Warrants received by a Canadian Holder exceeds the paid-up capital of the Canadian Holder’s Existing Common Shares exchanged pursuant to the Recapitalization, a Canadian Holder will be deemed to receive a dividend equal to the amount of such excess. A determination of whether a Canadian Holder will be deemed to receive a dividend and the amount of any such dividend cannot be made at this time because it will be dependent on the aggregate fair market value, on the Completion Date, of the NLP Right and the Shareholder Warrants distributed by the Company pursuant to the Recapitalization. Subsequent to the Effective Date, the Company will advise Securityholders as to whether it believes a deemed dividend arose and the Company’s determination of the amount of any such deemed dividend (if any) by posting this information on its website. This information will not be binding on the CRA and counsel expresses no opinion in respect of whether a deemed dividend arose and the amount of any such deemed dividend. To ensure that non-resident withholding tax is not withheld from any dividends deemed to be received by Canadian

Holders, Canadian Holders must provide the information requested in the Letter of Transmittal confirming that the beneficial owner of the Existing Common Shares is or is deemed to be a resident of Canada for purposes of the Canadian Tax Act. Where a Canadian Holder’s Existing Common Shares are not registered in the Canadian Holder’s name, the Canadian Holder may want to re-register the Existing Common Shares in such Canadian Holder’s name to ensure that the Canadian Holder can provide the information required by the Letter of Transmittal to establish that the Canadian Holder is a resident of Canada for purposes of the Canadian Tax Act. If tax is withheld from a Canadian Holder who has failed to provide the necessary information to establish Canadian residency, such Canadian Holders should be able to request a refund of such taxes upon filing such shareholder’s Canadian federal income tax return for the particular year in which the taxes have been withheld.

If a dividend is deemed to be received by a Canadian Holder as a consequence of the Recapitalization, the proceeds of disposition received by the Canadian Holder for the holder’s Existing Common Shares will be reduced by an amount equal to the deemed dividend. See “Taxation of Capital Gains and Capital Losses” below.

A dividend that is deemed to be received by an individual Canadian Holder on the disposition of Existing Common Shares pursuant to the Recapitalization will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to dividends from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for eligible dividends (as defined in the Canadian Tax Act) paid by “taxable Canadian corporations” such as the Company, where the dividend has been designated as an eligible dividend by the dividend-paying corporation in accordance with the provisions of the Canadian Tax Act. The Company will designate any deemed dividend to be an “eligible dividend” to the maximum extent possible. However, no assurance can be given that it will be possible to make such a designation.

A dividend that is deemed to be received by a corporate Canadian Holder on the disposition of Existing Common Shares pursuant to the Recapitalization will, subject to the application of subsection 55(2), be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

Subsection 55(2) of the Canadian Tax Act provides that where a corporate Canadian Holder would otherwise be deemed to receive a dividend, in certain circumstances the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Existing Common Shares, for the purpose of computing the Canadian Holder’s capital gain on the disposition of such shares. Canadian Holders that are corporations should consult their own tax advisors in this regard.

A Canadian Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Canadian Tax Act) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax of 33 1/3% of dividends received (or deemed to be received) on the Existing Common Shares to the extent that such dividends are deductible in computing the holder’s taxable income.

Exchange of Existing Common Shares for New Common Shares, NLP Rights and Shareholder Warrants — Tax Election

The Company will jointly elect under section 85 of the Canadian Tax Act (and the corresponding provisions of any applicable provincial tax legislation) (the “Tax Election”) with a Canadian Holder in respect of the Canadian Holder’s exchange of Existing Common Shares for New Common Shares, the NLP Right and Shareholder Warrants where such Canadian Holder provides the Company with a properly completed tax election form pursuant to the provisions of the applicable legislation (the “Tax Election Form”) by September 30, 2008. The Company agrees only to execute any properly completed Tax Election Form which is received by it on or before September 30, 2008 and to return the Tax Election Form to the Shareholder for such Shareholder to file with the appropriate taxation authorities by November 15, 2008. Canadian Holders should consult with their own tax advisors regarding the advisability of making a Tax Election in their particular circumstances. The Company will not be responsible for the proper completion or filing of any Tax Election Form. A Canadian Holder making the Tax Election will be solely responsible for the payment of taxes, interest, expenses, damages or late filing penalties resulting from the failure of the Canadian Holder to properly complete or file the Tax Election in the form and manner and within the time prescribed by applicable tax legislation. Canadian Holders who wish to make a Tax Election in respect of the exchange of Existing Common Shares for New Common Shares, the NLP Right and Shareholder Warrants must ensure that a duly completed and signed Tax Election Form is received by Ainsworth Lumber Co. Ltd. by September 30, 2008 at P.O. Box 49307, Vancouver, BC, V7X 1L3 Attention: Chief Financial Officer.

Exercise or Sale of Shareholder Warrants

No gain or loss will be realized by a Canadian Holder upon the deemed exercise of a Shareholder Warrant. The cost to the Canadian Holder of each New Common Share acquired upon the deemed exercise of a Shareholder Warrant will be equal to the holder’s adjusted cost base of the Shareholder Warrant immediately before the exercise thereof. The cost to the holder of each New Common Share acquired upon the deemed exercise of a Shareholder Warrant must then be averaged with the adjusted cost base of all other New Common Shares held by the Canadian Holder as capital property at the time of the deemed exercise of the Shareholder Warrant for purposes of subsequently computing the adjusted cost base of each New Common Share held by the Canadian Holder.

A Canadian Holder will realize a capital gain (or capital loss) on the disposition or deemed disposition of a Shareholder Warrant (other than by exercise) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Shareholder Warrant, plus any reasonable costs of disposition. The tax treatment of any capital gain (or capital loss) is the same as described below under “Taxation of Capital Gains and Capital Losses.”

Disposition of NLP Rights

A Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of an NLP Right equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such NLP Right, plus any reasonable costs of disposition. A Canadian Holder that receives a payment from the Company pursuant to its NLP Right will realize a capital gain (or capital loss) to the extent that the amount of the payment exceeds (or is less than) the portion of the adjusted cost base of the NLP Right to the Canadian Holder that is reasonably attributable to that payment. The tax treatment of any such capital gains (or capital losses) is the same as described below under “Taxation of Capital Gains and Capital Losses.”

Alternative Minimum Tax

Individuals (other than certain trusts) may be subject to an alternative minimum tax under the Canadian Tax Act upon realizing net capital gains or receiving actual or deemed dividends. Canadian Holders should consult their own advisors with respect to alternative minimum tax.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss realized by a Canadian Holder in a taxation year may be deducted from net taxable capital gains realized by the Canadian Holder in the year and any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the Canadian Tax Act. The amount of any capital loss realized by a holder that is a corporation on the disposition of a share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly through a partnership or a trust.

Additional Refundable Tax

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of interest and taxable capital gains.

Eligibility for Investment

The New Common Shares, Rollover Notes and New Notes will be qualified investments under the Canadian Tax Act and the Regulations for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans (“RESP”), registered disability savings plans (“RDSP”) and deferred profit sharing plans (“DPSP”) within the meaning of the Canadian Tax Act (collectively, “Plans”). The Shareholder Warrants will be qualified investments under the Canadian Tax Act and the Regulations for Plans (i) when the Shareholder Warrants are listed on the TSX; or (ii) if the New Common Shares are qualified investments and the Company is not an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the governing Plan and the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the governing Plan.

An NLP Right will not be a qualified investment for Plans. Plans may elect in their Letter of Transmittal not to receive NLP Rights. If a trust governed by an RRSP or RRIF acquires an NLP Right, the fair market value thereof at the time it was acquired by the trust must be included in the income of the annuitant under the RRSP or RRIF, as the case may be. If such a trust subsequently disposes of the NLP Right, the annuitant is entitled to a deduction equal to the lesser of the amount previously included in the income of the annuitant and the proceeds of disposition of the NLP Right. A trust governed by an RRSP or RRIF will be subject to tax on the income, including capital gains, earned from the NLP Right. If a trust governed by an RESP acquires an NLP Right, its registration as an RESP trust will be revocable which, if revoked, would cause the trust to no longer be treated as an RESP. If the registration of the RESP is not revoked, the RESP will be subject to a tax of 1% of the fair market value, on the Completion Date, of the NLP Right in each month where the NLP Right is held at the end of a month. If a trust governed by an RDSP acquires an NLP Right, the trust must pay a special tax equal to 50% of the fair market value of the NLP Right at the time of acquisition. No refund of any portion of this tax will be available to such trust if it is reasonable to expect that the person liable for that tax knew or ought to have known at the time the NLP Right was acquired by the trust that it was not a qualified investment for the trust. If a trust governed by a DPSP acquires an NLP Right, the trust must pay a special tax equal to the fair market value of the NLP Right at the time of acquisition. Upon a subsequent disposition of the NLP Right, the trust would be entitled to a refund equal to the lesser of the amount of the special tax previously imposed and the proceeds of disposition of the NLP Right. Plans should consult their own tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of acquiring, holding and disposing of an NLP Right and whether the Plan should elect in the Letter of Transmittal not to receive the NLP Right or consider other alternatives.

Dissenting Shareholders

A Canadian Holder who is a Dissenting Shareholder (a “Canadian Resident Dissenting Shareholder”) may be entitled, if the Continuance becomes effective, to receive from the Company the fair value of the Existing Common Shares held by the Canadian Resident Dissenting Shareholder. The Canadian Resident Dissenting Shareholder will be deemed to have received a taxable dividend equal to the amount by which the amount received, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of such Existing Common Shares.

Where a Canadian Resident Dissenting Shareholder is an individual, any dividend will be included in computing that Canadian Resident Dissenting Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations.

In the case of a Canadian Resident Dissenting Shareholder that is a corporation, any dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition and not as a dividend. Private corporations and “subject corporations” (as defined in the Canadian Tax Act) may be liable for refundable Part IV tax on any dividends received.

A Canadian Resident Dissenting Shareholder will also be considered to have disposed of the Existing Common Shares for proceeds of disposition equal to the amount paid to such Canadian Resident Dissenting Shareholder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. Canadian

Resident Dissenting Shareholders may realize a capital gain or sustain a capital loss (see “— Taxation of Capital Gains and Capital Losses” above).

Any interest awarded to a Canadian Resident Dissenting Shareholder by the Court will be included in the Canadian Resident Dissenting Shareholder’s income for the purposes of the Canadian Tax Act and, where the Canadian Resident Dissenting Shareholder is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) the Canadian Resident Dissenting Shareholder may be liable for an additional refundable tax of 6 2/3% in respect of any such interest.

Non-Residents of Canada

The following discussion applies to a Securityholder who, for the purposes of the Canadian Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not resident in Canada and does not use or hold the Existing Notes or the Existing Common Shares, and will not use or hold New Common Shares, the NLP Right, Shareholder Warrants, Rollover Notes or New Notes in carrying on a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business.

Continuance of the Company under the CBCA

Non-Resident Holders will not be deemed to dispose of their Existing Notes or Existing Common Shares for purposes of the Canadian Tax Act by reason of the Continuance.

Noteholders

Exchange of the Existing Notes

Upon the exchange of the Existing Notes for Rollover Notes and New Common Shares by a Non-Resident Holder pursuant to the Recapitalization, no taxes will be payable under the Canadian Tax Act by such a Non-Resident Holder.

Holding and Disposition of the New Notes

Under the Canadian Tax Act, the payment or deemed payment of interest in respect of the Rollover Notes and New Notes by the Company to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable by a Non-Resident Holder under the Canadian Tax Act in respect of the acquisition and holding of New Notes, the disposition of the New Notes to a person not resident in Canada for purposes of the Canadian Tax Act or a person dealing at arm’s length with the Non-Resident Holder within the meaning of the Canadian Tax Act or the repayment of the New Notes.

Holding and Disposition of New Common Shares

Dividends on New Common Shares

Dividends paid or credited and deemed to be paid or credited on New Common Shares to Non-Resident Holders will be subject to a non-resident withholding tax under the Canadian Tax Act at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.

Disposition of New Common Shares

A disposition by a Non-Resident Holder of New Common Shares will not be subject to Canadian tax unless such New Common Shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, to the Non-Resident Holder at the time of the disposition and relief from taxation is not available under an applicable income tax treaty or convention.

Provided the New Common Shares are listed on a designated stock exchange within the meaning of the Canadian Tax Act (which includes the TSX) at the time of such disposition, generally such New Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the

Non-Resident Holder at that time owns, or at any time in the 60 months immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, 25% or more of the issued shares of any class or series of the shares of the Company.

Existing Shareholders

Exchange of Existing Common Shares for New Common Shares, NLP Rights and Shareholder Warrants

If the aggregate fair market value of the NLP Right and the Shareholder Warrants received by a Non-Resident Holder exceeds the paid-up capital of the Non-Resident Holder’s Existing Common Shares exchanged pursuant to the Recapitalization, the Non-Resident Holder will be deemed to receive a dividend equal to the amount of such excess. A determination of whether a Non-Resident Holder will be deemed to receive a dividend and the amount of any such dividend cannot be made at this time because it will be dependent on the aggregate fair market value, on the Completion Date, of the NLP Right and the Shareholder Warrants received pursuant to the Recapitalization.

A deemed dividend arising as a result of the disposition of Existing Common Shares pursuant to the Recapitalization will be subject to Canadian withholding tax at the rate of 25% of the deemed dividend. This rate may be reduced under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides.

If the Company determines that a deemed dividend may arise as a consequence of the Recapitalization, it will withhold New Common Shares otherwise owing to Non-Resident Holders and will sell these New Common Shares, on behalf of the Non-Resident Holders, until sufficient net cash proceeds are realized to satisfy the Company’s withholding tax obligations. All New Common Shares which will be sold to fund withholding taxes will be pooled and sold as soon as practicable in transactions effected on the TSX. In effecting the sale of any New Common Shares, the Depositary will exercise its sole judgement as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Depositary will be liable for any loss arising out of any sale of such New Common Shares including any loss relating to the manner or timing of such sales, or the prices at which New Common Shares are sold. In addition, neither the Company nor the Depositary will be liable for any loss arising from a delay in transferring New Common Shares to a Shareholder. The sale price of New Common Shares sold on behalf of such persons will fluctuate with the market price of the New Common Shares and no assurance can be given that any particular price will be received upon any such sale. Any New Common Shares that are withheld and are not sold to realize sufficient net proceeds to fund the Company’s withholding tax obligations (if any) will be distributed to the Non-Resident Holders. For Non-Resident Holders to benefit from the provisions of an applicable income tax treaty or convention, the Non-Resident Holder must provide the information requested in the Letter of Transmittal relating to the application of an applicable income tax treaty or convention in respect of the beneficial owner of the Existing Common Shares. Where a Non-Resident Holder’s Existing Common Shares are not registered in the Non-Resident Holder’s name, the Non-Resident Holder may want to re-register the Existing Common Shares in such shareholder’s name to ensure that the provisions of an applicable income tax treaty or convention will be applied in determining the amount of non-resident withholding tax applicable, in respect of any deemed dividend.

If Existing Common Shares are or are deemed to be taxable Canadian property to a particular Non-Resident Holder, such Non-Resident Holder may realize a capital gain on the exchange of Existing Common Shares pursuant to the Recapitalization and such capital gain will generally be computed in the manner described above under “Residents of Canada — Existing Shareholders — Exchange of Existing Common Shares for New Common Shares and Warrants”. Any such capital gain may be exempt from tax under the Canadian Tax Act under the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder resides. Provided the Existing Common Shares are listed on a designated stock exchange (which includes the TSX) at the time of such disposition, generally such New Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the Non-Resident Holder at that time owns, or at any time in the 60 months immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, 25% or more of the issued shares of any class or series of the shares of the Company.

A Non-Resident Holder’s cost of the NLP Right and the Shareholder Warrants, respectively, received pursuant to the Recapitalization will be equal to the fair market value of the NLP Right and the Shareholder Warrants, respectively, on the Completion Date.

Exercise or Sale of Shareholder Warrants

No gain or loss will be realized by a Non-Resident Holder upon the deemed exercise of a Shareholder Warrant. The cost to the Non-Resident Holder of a New Common Share acquired upon the deemed exercise of a Shareholder Warrant will be equal to the holder’s adjusted cost base of the Shareholder Warrant immediately before the deemed exercise thereof. The cost to the holder of each New Common Share acquired upon the deemed exercise of a Shareholder Warrant must then be averaged with the adjusted cost base of all other New Common Shares held by the Non-Resident Holder as capital property at the time of the deemed exercise of the Shareholder Warrant for purposes of subsequently computing the adjusted cost base of each New Common Share held by the Non-Resident Holder.

A Non-Resident Holder will not be subject to Canadian tax in respect of the disposition or deemed disposition of a Shareholder Warrant unless such Shareholder Warrant constitutes taxable Canadian property to the Non-Resident Holder at the time of the disposition and relief from taxation is not available under an applicable income tax treaty or convention.

Provided the New Common Shares are listed on a designated stock exchange within the meaning of the Canadian Tax Act (which includes the TSX) at the time of such disposition, generally the Shareholder Warrants will not constitute taxable Canadian property to a Non-Resident Holder at the time of their disposition unless the Non-Resident Holder at that time owns, or at any time in the 60 months immediately preceding that time owned, either alone or together with persons with whom the Non-Resident Holder does not deal at arm’s length, 25% or more of the issued shares of any class or series of the shares of the Company.

A Non-Resident Holder will not be subject to Canadian tax in respect of the disposition or deemed disposition of the NLP Right or in respect of a payment from the Company in respect of the NLP Right.

Non-Resident Dissenting Shareholders

A Non-Resident Holder of Existing Common Shares who is a Continuance Dissenting Shareholder (a “Non-Resident Dissenting Shareholder”) may be entitled, if the Continuance becomes effective, to receive from the Company the fair value of the Existing Common Shares held by the Non-Resident Dissenting Shareholder. Provided that the Existing Common Shares are not “taxable Canadian property”, as defined in the Canadian Tax Act to the Non-Resident Dissenting Shareholder, the Non-Resident Dissenting Shareholder will not be subject to tax under the Canadian Tax Act, on any gain realized on the disposition of the Existing Common Shares. However, the Non-Resident Dissenting Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received, less an amount in respect of interest, if any, awarded by the Court, exceeds the paid-up capital of the Non-Resident Dissenting Shareholder’s Existing Common Shares. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the Non-Resident Dissenting Shareholder’s country of residence. Where the Non-Resident Dissenting Shareholder receives interest consequent upon the exercise of Dissent Rights, such amount should not be subject to Canadian withholding tax unless the interest is participating debt interest as defined in the Canadian Tax Act.

Consequences to the Company

The exchange by the Company of Existing Notes for Rollover Notes, New Common Shares and cash to be used to purchase Noteholder Warrants will result in the settlement or extinguishment of the Existing Notes pursuant to the Recapitalization. This settlement or extinguishment will reduce, in prescribed order, certain tax attributes of the Company, including non-capital losses, net capital losses, cumulative eligible capital, undepreciated capital cost of depreciable property and the adjusted cost base of certain capital property (the “Tax Shield”). Generally, one half of the amount by which the amount of the settlement or extinguishment exceeds the Tax Shield will be required to be included in the Company’s income for the taxation year in which the Completion Date takes place. The Company does not expect that the exchange of Existing Notes for Rollover Notes and New Common Shares will result in a liability for tax; however, any liability for tax cannot be determined for certain at this time because it will depend on the fair market value of the New Common Shares on the Effective Date.

United States Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations generally applicable to (i) U.S. Holders (as defined below) of Existing Notes that receive Rollover Notes and New Common Shares in the Recapitalization, (ii) U.S. Holders of Existing Common Shares that receive New Common Shares, NLP Rights and Shareholder Warrants in the Recapitalization, and (iii) the ownership of Rollover Notes received by Non-U.S. Holders (as defined below) in the Recapitalization. This summary does not address all of the United States federal income tax consequences that may be relevant to holders, nor does it address specific tax consequences that may be relevant to particular holders that are subject to special tax rules (including, for example, banks or financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, dealers in securities or currencies, pass-through entities (and investors in such entities), persons that have a functional currency other than the U.S. dollar, holders that own (directly, indirectly or by attribution) 10% or more, by voting power or value, of the Existing Common Shares or New Common Shares of the Company, and persons in special situations, such as those who hold Existing Notes, Rollover Notes, Existing Common Shares, New Common Shares, NLP Rights or Shareholder Warrants (together, the “Company Interests”) as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the tax consequences to a U.S. Holder that holds an interest in a partnership or other pass-through entity that holds Company Interests and does not address the tax consequences to Significant Noteholders, the Backstop Parties or the Additional Backstop Parties. Unless otherwise stated, this discussion is limited to the tax consequences to those holders who hold Company Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, this discussion does not describe any tax consequences arising under United States federal gift and estate or other federal tax laws or under the tax laws of any state, local or non-United States jurisdiction. This discussion is based on the Code, the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The Company has not sought a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment of the Recapitalization and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. Each holder is urged to consult its own tax advisors regarding the United States federal, state, local, and non-United States income and other tax consequences of the Recapitalization.

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of Company Interests that is (1) a citizen or individual resident of the United States, (2) a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and properly elected to be treated as a United States person. A “Non-U.S. Holder” is a beneficial owner of Company Interests that is neither a U.S. Holder nor a partnership (or an entity treated as a partnership for United States federal income tax purposes).

If a pass-through entity, including a partnership or other entity taxable as a partnership for United States federal income tax purposes, holds Company Interests, the United States federal income tax treatment of an owner or partner will generally depend on the status of such owner or partner and the activities of the pass-through entity. A person that is an owner or partner of a pass-through entity holding Company Interests should consult its own tax advisor.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF COMPANY INTERESTS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF COMPANY INTERESTS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF COMPANY INTERESTS UNDER THE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY US IN CONNECTION WITH OUR

PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS CONTEMPLATED HEREIN; AND (C) HOLDERS OF COMPANY INTERESTS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

General Considerations

United States Federal Income Tax Consequences of the Recapitalization to the Company.  The Company anticipates that it will experience an “ownership change” within the meaning of section 382 of the Code as a result of the Recapitalization. As a result, the Company’s ability to use any net operating losses and other tax attributes that are attributable to periods prior to the Recapitalization to offset taxable income that is effectively connected with the conduct of a trade or business within the United States in taxable periods after the Recapitalization may be limited. Section 382 of the Code may also limit the Company’s ability to use “net unrealized built-in losses” (i.e., losses and deductions that have economically accrued but are unrecognized as of the date of the ownership change) to offset future taxable income. Additionally, it is anticipated that the Recapitalization will result in cancellation of indebtedness (“COD”) income for United States federal income tax purposes. Based on the net operating losses and other tax attributes available to the Company, the Company does not anticipate that it will incur any United States federal income tax liability as a result of such COD income. However, for purposes of calculating taxable income under the U.S. federal alternative minimum tax (“AMT”), only 90% of a corporation’s taxable income for AMT purposes may be offset by available net operating loss carryforwards. Accordingly, notwithstanding that the Company expects to have sufficient net operating losses for regular United States federal income tax purposes to offset any COD income generated in the Recapitalization, it may incur a certain amount of AMT due to this limitation.

New Notes.  The United States federal income tax treatment of the subscription for the New Notes and its effect on the Recapitalization is uncertain and extremely complex. We intend to take the position that, for United States federal income tax purposes, the Rollover Notes, New Notes, and New Common Shares should be treated as having been issued in a single exchange for the Existing Notes and the New Note subscription price. Alternatively, the New Notes could be treated as issued for the entire amount of the New Note subscription price or, alternatively, the New Note subscription price may be required to be allocated to the New Notes and New Common Shares received by U.S. Holders that participate in the subscription for the New Notes. In addition, it is possible that a portion of the New Common Shares received by U.S. Holders that participate in the subscription for the New Notes might be characterized as a fee received by such U.S. Holder for participating in the subscription for the New Notes or some other form of income (such as interest). In such a case, the fair market value of such New Common Shares would be recognized by U.S. Holders as ordinary income.

U.S. Holders of Existing Notes are urged to consult their own tax advisors regarding the United States federal income tax consequences to them of participating in the subscription for New Notes.

Tax-free Recapitalization Treatment.  The qualification of the exchange of Existing Notes for Rollover Notes and New Common Shares, as described below, as a tax-free “recapitalization” for United States federal income tax purposes depends upon, under applicable case law principles, whether both the Existing Notes and Rollover Notes constitute “securities” for United States federal income tax purposes. Although not free from doubt, we believe that the Existing Notes and the Rollover Notes should constitute securities, and the exchange of Existing Notes for Rollover Notes and New Common Shares should qualify as a tax-free recapitalization for United States federal income tax purposes. Each holder is urged to consult its own tax advisors with respect to the United States federal income tax consequences of the exchange of the Existing Notes for Rollover Notes and New Common Shares. The remainder of this discussion assumes that the exchange of Existing Notes for Rollover Notes and New Common Shares is a tax-free recapitalization for United States federal income tax purposes.

Source of Interest Payments.  Existing Noteholders should be aware that a portion of the interest paid on a Rollover Note may be characterized for United States federal income tax purposes as United States source income. Holders of Existing Notes should consult their own tax advisors as to the consequences of receiving interest payments with respect to the Rollover Notes that constitute United States source income. In particular, Non-U.S. Holders should consult the discussion below under the heading, “Rollover Notes — Non-U.S. Holders — Payments of Interest.”

Applicable High Yield Discount Obligations.  The Rollover Notes may be considered “applicable high yield discount obligations” (“AHYDOs”) for United States federal income tax purposes. If the Rollover Notes are

AHYDOs, the Company will not be permitted to take a deduction against taxable income that is effectively connected with the conduct of a trade or business within the United States for any PIK Interest in respect of the Rollover Notes until amounts corresponding to such accrued original issue discount are paid in cash or other property (other than stock or obligations of the Company). Moreover, the Company’s deduction for a portion of PIK Interest (the “disqualified portion”), if any, corresponding to the yield in excess of six percentage points above the applicable Federal rate will be permanently disallowed (i.e., even when amounts corresponding to this portion of the original issue discount are paid in cash or other property). The AHYDO rules generally do not affect the amount, timing or character of income to a U.S. Holder. A U.S. Holder that is a corporation will not be eligible for the dividends received deduction that could otherwise be available to domestic corporations with respect to the disqualified portion.

The Recapitalization

U.S. Holders of Notes

Exchange of Existing Notes for Rollover Notes and New Common Shares — Tax-free Recapitalization Treatment.  A U.S. Holder that exchanges Existing Notes for Rollover Notes and New Common Shares will generally not recognize any gain or loss as a result of such exchange (except to the extent of any Rollover Notes and New Common Shares allocable to accrued interest) and will have a holding period for the Rollover Notes and New Common Shares that includes the holding period of the Existing Notes. A U.S. Holder’s adjusted tax basis in its Existing Notes should be allocated among the Rollover Notes and New Common Shares based upon the relative fair market values thereof.

Payments of Accrued but Unpaid Interest.  Payments of accrued but unpaid interest on the Existing Notes will be made to the record holders of the Existing Notes on the settlement date. Such accrued and unpaid interest will be taxable to U.S. Holders of the Existing Notes in accordance with their regular method of accounting for United States federal income tax purposes. With respect to U.S. Holders of certain Existing Notes, such accrued and unpaid interest may be characterized as United States source income for United States federal income tax purposes.

Market Discount.  In general, a debt obligation other than a debt obligation with a fixed maturity of one year or less that is acquired by a holder in the secondary market (or, in certain circumstances, upon original issuance) is a “market discount bond” as to that holder if its stated redemption price at maturity (or, in the case of a debt obligation having original issue discount, the revised issue price) exceeds the adjusted tax basis of the bond in the holder’s hands immediately after its acquisition. A debt obligation will not be a “market discount bond” if such excess is less than a statutory de minimis amount. In general, a holder that disposes of a market discount bond is required to recognize as ordinary income the accrued market discount that has not been included in the holder’s income. However, to the extent that the Recapitalization qualifies as a tax-free recapitalization for United States federal income tax purposes, a U.S. Holder should not be required to recognize any accrued but unrecognized market discount upon the disposition of its Existing Notes for Rollover Notes and New Common Shares pursuant to the Recapitalization, although it would be required to recognize any accrued but unrecognized market discount upon a subsequent taxable disposition of its Rollover Notes and New Common Shares. However, the treatment of accrued market discount in a nonrecognition transaction is subject to the issuance of Treasury regulations that have not yet been promulgated. In the absence of such regulations, the application of the market discount rules to the Recapitalization is uncertain. A U.S. Holder of Existing Notes that are market discount bonds may be required to continue to accrue any unaccrued market discount as of the date of the Recapitalization to the extent that the Existing Notes are treated as exchanged for Rollover Notes.

U.S. Holders of Existing Common Shares

The exchange by U.S. Holders of Existing Common Shares for New Common Shares, NLP Rights and Shareholder Warrants should be treated as a recapitalization for United States federal income tax purposes. Generally, a person that transfers certain qualifying property to a corporation in a recapitalization solely in exchange for the corporation’s stock will not recognize gain or loss on the exchange. If the transferor receives not only stock but also money or other property (other than cash in lieu of fractional New Common Shares or a fractional Shareholder Warrant), the transferor will recognize its gain (but not loss) on the exchange to the extent of the fair market value of the money or other property received. The NLP Rights received in the Recapitalization should be characterized for United States federal income tax purposes as non-stock property. The holding period for the New Common Shares will include the U.S. Holder’s holding period for the Existing Common Shares.

The Shareholder Warrants received in the Recapitalization should be characterized for United States federal income tax purposes as contingent rights to receive additional New Common Shares. However, the United States federal income tax treatment of the receipt of such rights in the Recapitalization is not entirely clear. The Shareholder Warrants may be treated as non-stock property received in addition to the New Common Shares and NLP Rights, in which case the U.S. Holder would generally recognize gain, if any (but not loss) on the exchange of Existing Common Shares for New Common Shares, NLP Rights and Shareholder Warrants in an amount equal to the lesser of (i) the gain realized or (ii) the fair market value of the Shareholder Warrants and NLP Rights received. A U.S. Holder’s gain realized on the exchange would generally equal (i) the fair market value of the New Common Shares, NLP Rights and Shareholder Warrants received less (ii) the U.S. Holder’s adjusted tax basis in the Existing Common Shares that are exchanged. Any gain recognized would generally be long-term capital gain if, at the time of the Recapitalization, the U.S. Holder held the Existing Common Shares for more than one year. Capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. Any gain that a U.S. Holder recognizes would generally be treated as U.S.-source gain for United States foreign tax credit limitation purposes.

If the Shareholder Warrants are treated as non-stock property, the U.S. Holder’s adjusted tax basis in the Shareholder Warrants would generally be their fair market value at the time of the exchange, and the U.S. Holder’s holding period for the Shareholder Warrants would begin on the day after the exchange. The U.S. Holder’s aggregate adjusted tax basis in the New Common Shares received would generally equal the U.S. Holder’s aggregate adjusted tax basis in the Existing Common Shares exchanged, reduced by the value of the Shareholder Warrants and NLP Rights received, and increased by any gain recognized by the U.S. Holder on the exchange (other than any gain recognized with respect to a fractional New Common Share or fractional Shareholder Warrant).

Alternatively, the Shareholder Warrants may be treated as a contingent right to receive additional New Common Shares in the future. In such a case, a U.S. Holder would only recognize gain or loss upon the exchange of its Existing Common Shares for New Common Shares, NLP Rights and Shareholder Warrants equal to the lesser of its gain realized and the fair market value, if any, of the NLP Rights (other than any gain recognized with respect to a fractional New Common Share or fractional Shareholder Warrant). Until additional New Common Shares are received pursuant to the Shareholder Warrants or the Shareholder Warrants expire, the interim basis of the New Common Shares received by a U.S. Holder in exchange for its Existing Common Shares would generally be determined by assuming that such U.S. Holder will receive the additional New Common Shares. If and when the U.S. Holder receives the additional New Common Shares, the aggregate adjusted tax basis would be reallocated by the U.S. Holder among the New Common Shares actually received. The holding period of the New Common Shares received by a U.S. Holder (including any additional New Common Shares received with respect to the Shareholder Warrants) would generally include the holding period of the Existing Common Shares exchanged therefore (other than the portion of additional New Common Shares received with respect to the Shareholder Warrants which represent imputed interest as described below, the holding period for which would begin on the day after receipt).

Regardless of whether the Shareholder Warrants are treated as non-stock property or as contingent rights to receive additional New Common Shares in the future, a U.S. Holder’s adjusted tax basis in the NLP Rights would generally be their fair market value, if any, at the time of the exchange, and the U.S. Holder’s holding period for the NLP Rights would begin on the day after the exchange.

Cash in Lieu of Fractional New Common Shares or Fractional Shareholder Warrants

Cash received by a U.S. Holder in lieu of a fractional New Common Share or a fractional Shareholder Warrant would generally be treated as a payment for the fractional New Common Share or fractional Shareholder Warrant. A U.S. Holder that receives cash in lieu of a fractional New Common Share or fractional Shareholder Warrant would generally recognize capital gain or loss equal to the difference between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Existing Common Share allocable to the fractional New Common Share or fractional Shareholder Warrant.

Ownership of Rollover Notes, New Common Shares, Shareholder Warrants and NLP Rights Received in the Recapitalization

Rollover Notes — U.S. Holders

Taxation of Cash Interest on Rollover Notes.  Except to the extent otherwise provided under the heading, “Rollover Notes — U.S. Holders — Original Issue Discount” below, and except to the extent of payments of PIK Interest, the treatment of which is described below under the heading “Rollover Notes — U.S. Holders — Treatment of PIK Interest,” U.S. Holders will generally recognize ordinary income with respect to cash payments of interest on the Rollover Notes in accordance with their regular method of accounting for United States federal income tax purposes. A U.S. Holder will generally be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on cash interest payments paid to the U.S. Holder, subject to applicable limitations in the Code. Subject to the discussion under the heading, “General Considerations — Source of Interest Payments” above, a portion of any interest payments in respect of the Rollover Notes may be treated as foreign source income for purposes of the U.S. foreign tax credit. Foreign source interest paid on the notes will generally be treated as “passive category income” for United States foreign tax credit purposes. A U.S. Holder’s ability to claim a foreign tax credit may be limited to the extent that interest payments are characterized as United States source income as described under the heading “General Considerations — Source of Interest Payments” above. The Code applies various other limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Original Issue Discount.  The Rollover Notes will be issued with original issue discount equal to the difference between their issue price and their stated redemption price at maturity. Accordingly, a U.S. Holder will be required to include any original issue discount on the Rollover Notes as ordinary interest income as it accrues on a constant yield method regardless of such U.S. Holder’s regular method of accounting for United States federal income tax purposes.

We intend to take the position that the Rollover Notes and the New Notes will be part of the same “issue” for United States federal income tax purposes and, accordingly, the “issue price” of the Rollover Notes and the New Notes will be the same. If the Rollover Notes, New Notes, and New Common Shares are treated as having been issued in a single exchange for the Existing Notes and the New Note subscription price, the issue price of the Rollover Notes and the New Notes will likely be the fair market value of the Rollover Notes and the New Notes, which generally should be their trading price. However, other possible characterizations of the Recapitalization could result in a different issue price for United States federal income tax purposes. For instance, the New Notes could be treated as issued for the entire amount of the New Note subscription price or, alternatively, the New Note subscription price may be required to be allocated to the New Notes and New Common Shares received by U.S. Holders that participate in the subscription for the New Notes. Under these alternative characterizations, the Rollover Notes and New Notes would be treated as having an issue price equal to the amount of cash paid for each New Note, which may be equal to or less than their face amount.

The stated redemption price at maturity of the Rollover Notes is the sum of all amounts payable with respect to the Rollover Notes, whether denominated as principal or interest, other than payments of qualified stated interest. Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than additional debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying variable rates). Because PIK Interest is an additional debt obligation of the Company, only the stated interest payable in cash with respect to the Rollover Notes will be qualified stated interest. Consequently, PIK Interest will be included in the stated redemption price at maturity of such Rollover Note for United States federal income tax purposes and must be accrued by a U.S. Holder pursuant to the original issue discount rules, as described below.

The amount of original issue discount accruing with respect to any Rollover Note will be the sum of the “daily portions” of original issue discount with respect to such Rollover Note for each day during the taxable year in which a U.S. Holder owns a Rollover Note (“accrued original issue discount”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the original issue discount allocable to that accrual period. An accrual period may be of any length and may vary in length over the term of a Rollover Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or on the first day of an accrual period. The amount of original issue discount accruing during any full accrual period with respect to a Rollover Note will be equal to: (i) the “adjusted issue price” of such Rollover Note at the beginning of that accrual period, multiplied by (ii) the “yield to maturity” of such note. The “adjusted issue price” of a Rollover Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all cash payments made with respect to such Rollover Note, other than payments of qualified stated interest, in all prior accrual periods. Each payment made in cash on a Rollover Note, other than a payment of qualified stated interest, will be treated first as a payment of any accrued original issue discount that has not been allocated to prior payments and second as a payment of principal (which is not includible in income). A U.S. Holder of a Rollover Note generally is not required to include separately in income cash payments received on such Rollover Note to the extent such payments constitute payments of previously accrued original issue discount. The yield to maturity is the discount rate which, when used in computing the present value of all principal and interest payments to be made under a note, produces an amount equal to the note’s issue price. A U.S. Holder’s tax basis in the Rollover Notes will be increased by the amount of original issue discount included in gross income by such U.S. Holder and will be decreased by the amount of any payments received by such U.S. Holder with respect to the Rollover Notes other than payments of qualified stated interest.

U.S. Holders of Existing Notes (including U.S. Holders that do not participate in the subscription for the New Notes) may be treated as acquiring their Rollover Notes with “bond premium” or “acquisition premium.” If, immediately after the exchange, a U.S. Holder’s initial tax basis in its Rollover Notes exceeds the stated redemption price at maturity, the Rollover Notes would be treated as issued with bond premium, and no original issue discount would be required to be included in the gross income of the U.S. Holder in respect of the Rollover Notes. In addition, a U.S. Holder may elect to amortize the bond premium over the term of the Rollover Notes. Any election to amortize bond premium applies to all taxable debt obligations held at the beginning of the first taxable year to which the election applies or acquired thereafter, and may not be revoked without the consent of the IRS. A U.S. Holder will be treated as having acquired Rollover Notes in the exchange at an acquisition premium if the U.S. Holder’s tax basis in the Rollover Notes is greater than the issue price of the Rollover Notes and less than or equal to the stated principal amount of the Rollover Notes. If, immediately after the exchange, a U.S. Holder is treated as having acquired Rollover Notes in the exchange at an acquisition premium, the amount of any original issue discount includible in the U.S. Holder’s gross income in any taxable year will be reduced by an allocable portion of such acquisition premium.

Treatment of PIK Interest.  A portion of the interest accruing on the Rollover Notes will be payable in the form of PIK Notes or by increasing the principal amount of the Rollover Notes. For United States federal income tax purposes, payment of interest in the form of additional notes such as PIK Interest is not considered a payment made on the Rollover Notes, and PIK Interest issued as payment of interest on a Rollover Note will be aggregated with the Rollover Note and treated as a single debt instrument for United States federal income tax purposes. The discussion herein assumes that the sale, exchange, or other disposition of a Rollover Note is a disposition of a single debt instrument (i.e., a disposition of your interest in the Rollover Note and any PIK Interest received with respect thereto). If, contrary to such assumption, the sale, exchange, or other disposition of the Rollover Note or any PIK Interest received with respect thereto occurs in separate transactions, although not free from doubt, U.S. Holders would likely be required to allocate the adjusted issue price of their Rollover Note (which, as described above, is treated as a single debt instrument for United States federal income tax purposes) between the Rollover Note and any PIK Interest received with respect thereto in proportion to their relative principal amounts. In such case, a U.S. Holder’s holding period of any PIK Interest received with respect to a Rollover Note would likely be identical to such U.S. Holder’s holding period for such Rollover Note. U.S. Holders should consult their own tax advisors as to the United States federal income tax consequences of disposing of a Rollover Note and any PIK Interest received with respect thereto in separate transactions.

Disposition.  Except to the extent of accrued but unrecognized market discount as described in “The Recapitalization — U.S. Holders of Notes — Market Discount” above, a U.S. Holder will generally recognize capital gain or loss upon the subsequent sale, redemption, exchange, or other taxable disposition of the Rollover Notes in an amount equal to the difference between (x) the amount realized by such U.S. Holder (less any amount attributable to accrued but unpaid interest not previously included in income, which will be treated as ordinary interest income) and (y) such U.S. Holder’s adjusted tax basis in the Rollover Notes. Any such gain or loss will be long-term if the Rollover Notes have been held for more than one year. Capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital loss may be subject to limitations.

Rollover Notes — Non-U.S. Holders

Payments of Interest.  As discussed above, a portion of the interest paid on a Rollover Note may be characterized for United States federal income tax purposes as United States source income (the “United States source interest”). Nevertheless, any United States source interest paid to a Non-U.S. Holder will not be subject to United States federal income or withholding tax provided that (a) the beneficial owner of the Rollover Note does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) the beneficial owner of the Rollover Note is not a controlled foreign corporation that is related to us actually or constructively through stock ownership, and (c) we or our agent receives a statement (an “Owner’s Statement”) from the beneficial owner certifying under penalties of perjury that such owner is not a United States person and that provides such owner’s name and address (which statement may be made on the applicable IRS Form W-8BEN (or successor form)). Notwithstanding the above, unless the Non-U.S. Holder qualifies for an exemption from such tax, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will generally be subject to (i) United States federal income tax on a net income basis with respect to interest that is effectively connected with the conduct of such trade or business and (ii) if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year.

Gain on Disposition.  A Non-U.S. Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption, or other disposition of a Rollover Note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder that is a nonresident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met. Any such gain that is effectively connected with the conduct of a United States trade or business by a Non-U.S. Holder will be subject to United States federal income tax on a net income basis in the same manner as if such Non-U.S. Holder were a United States person, and, if such Non-U.S. Holder is a corporation, such gain may also be subject to the United States branch profits tax described above. If the 183 days rule applies, such gain will be subject to United States federal income tax at a rate of 30% (or applicable treaty rate).

New Common Shares

Disposition of New Common Shares.  A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, or other taxable disposition of the New Common Shares in an amount equal to the difference between (x) the amount realized by such U.S. Holder and (y) such U.S. Holder’s adjusted tax basis in the New Common Shares. Any such gain or loss will be long-term if the New Common Shares have been held for more than one year. The deductibility of capital loss may be subject to limitations.

Distributions.  A U.S. Holder that receives a distribution with respect to New Common Shares will generally be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated earnings and profits of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in New Common Shares and (b) thereafter, as gain from the sale or exchange of such New Common Shares. Dividends paid on the New Common Shares will not be eligible for the “dividends received deduction” available to domestic corporations. Distributions by the Company to non-corporate U.S. Holders that are treated as dividends should qualify for a maximum rate of tax of 15% for dividends received in any taxable year beginning before January 1, 2011, provided certain conditions are satisfied.

A U.S. Holder will generally be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the U.S. Holder, subject to applicable limitations in the Code. Dividends paid on the New Common Shares will be foreign-source income, and will generally be “passive category income” or “general category income” for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. U.S. Holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Shareholder Warrants

As discussed above, the United States federal income tax treatment of the Shareholder Warrants is not entirely clear. The Shareholder Warrants may be treated as non-stock property received for the Existing Common Shares, and specifically as rights to payment under a contract for United States federal income tax purposes. In such a case, upon receipt of New Common Shares with respect to a Shareholder Warrant or the sale, exchange or other disposition of a Shareholder Warrant, a U.S. Holder would recognize capital gain or loss equal to the difference between (i) the fair market value of the New Common Shares or other consideration received (other than any portion of the New Common Shares or other consideration characterized as interest) and (ii) the U.S. Holder’s adjusted tax basis in the Shareholder Warrant. Although this conclusion is not free from doubt, the receipt of shares with respect to a Shareholder Warrant would generally be treated as a payment under a contract for the sale or exchange of Existing Common Shares to which Section 483 of the Code applies. It is also possible that the sale, exchange or other disposition of a Shareholder Warrant would be treated as a payment under a contract for the sale or exchange of Existing Common Shares to which Section 483 of the Code applies. Under Section 483, a portion of the New Common Shares or other consideration received would be treated as interest, which would be treated as described below. In the event a U.S. Holder’s Shareholder Warrants expire and the U.S. Holder does not receive New Common Shares, the U.S. Holder would recognize capital loss equal to the U.S. Holder’s adjusted tax basis in its Shareholder Warrants. Any capital gain or loss would generally be long-term capital gain or loss if, at the time of exercise, disposition or expiration, the U.S. Holder has held the Shareholder Warrant for more than one year. A U.S. Holder’s basis in New Common Shares received with respect to a Shareholder Warrant would generally be equal to the fair market value of such New Common Shares on the date such New Common Shares are received, and such U.S. Holder’s holding period in such New Common Shares would generally begin on the day after receipt of such New Common Shares.

Alternatively, the Shareholder Warrants may be treated as a contingent right to receive additional New Common Shares in the future. In such a case, a U.S. Holder would generally not recognize gain or loss upon receipt of additional New Common Shares, except for the portion of additional New Common Shares received with respect to the Shareholder Warrants which represent imputed interest. Under Section 483 of the Code, a portion of the additional New Common Shares received with respect to the Shareholder Warrants would be treated as interest, which would be treated as ordinary income to the U.S. Holder of the Shareholder Warrant. The interest amount would equal the excess of the value of the New Common Shares received over the present value of the New Common Shares at the time of the Recapitalization, calculated using the Applicable Federal Rate (“AFR”) as the discount rate. The AFR is a rate reflecting an average of market yields on Treasury debt obligations for different ranges of maturities that is published monthly by the IRS. The relevant AFR would be the lower of the lowest AFR in effect during the three-month period ending with the month that includes the date on which there is a binding written agreement setting forth the terms of the Recapitalization or the lowest AFR in effect during the three-month period ending with the month that includes the date of the Recapitalization. The maturity range of the relevant AFR would correspond to the period from the date of the Recapitalization to the date the New Common Shares are received or deemed received. A U.S. Holder of a Shareholder Warrant would be required to include in income Section 483 interest using such U.S. Holder’s regular method of accounting for United States federal income tax purposes.

NLP Rights

The receipt by a U.S. Holder of the Shareholder’s Pro Rata Share of the Shareholders Litigation Share may be treated as ordinary income. By contrast, a U.S. Holder will generally recognize a capital gain or loss upon a taxable disposition of the NLP Rights in an amount equal to the difference between (x) the amount realized by such U.S. Holder and (y) such U.S. Holder’s adjusted tax basis in the NLP Rights. Any such gain or loss will be long-term if the NLP Rights have been held for more than one year. The deductibility of capital loss may be subject to limitations.

Foreign Currency Income or Loss

The amount of a distribution paid to a U.S. Holder of New Common Shares in a foreign currency and the amount of a payment of interest paid to a U.S. Holder of Rollover Notes in a foreign currency will generally be equal to the U.S. dollar value of such distribution or payment of interest based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution or payment of interest into U.S. dollars on the date of receipt will generally have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder will generally recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding tax with respect to interest paid on the Rollover Notes, distributions paid with respect to New Common Shares and to the proceeds from the taxable sale, exchange, redemption or retirement of the Rollover Notes, New Common Shares, NLP Rights or Shareholder Warrants, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) in the case of backup withholding, provides a correct United States taxpayer identification number and certifies under penalty of perjury that the U.S. Holder is a U.S. person, the taxpayer identification number is correct and that the U.S. Holder is not subject to backup withholding because of a failure to report all dividend and interest income. A U.S. Holder of Rollover Notes, New Common Shares, NLP Rights or Shareholder Warrants who does not provide us with the U.S. Holder’s correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. Holder’s United States federal income tax liability, provided the required information is provided to the IRS in a timely manner.

United States federal income tax law provides that backup withholding tax will not apply to payments made by us or our agent on a Rollover Note to a Non-U.S. Holder if an Owner’s Statement or similar documentation is received or an exemption has otherwise been established, provided that we or our agent do not know or have reason to know that the payee is a United States person. Information reporting may apply to payments of interest on the Rollover Notes and the amount of tax, if any, withheld with respect to such payments. If a Rollover Note is sold by a Non-U.S. Holder through a non-United States related broker or other financial institution, backup withholding and information reporting would not generally be required. Information reporting and backup withholding may apply if such Rollover Notes are sold by a Non-U.S. Holder through a United States or United States related broker or other financial institution if the Non-U.S. Holder fails to provide an Owner’s Statement or other appropriate evidence of non-United States status.

RISK FACTORS

Holding securities in our Company involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below, as well as the information appearing elsewhere in this Circular and the documents incorporated by reference herein. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us, but are not the only risks and uncertainties that we face.

Additional risks and uncertainties, including those generally affecting the industry in which we operate, or risks and uncertainties that we currently deem immaterial, may also impact our securities and the value of your investment in our Company.

Risks Relating to the Recapitalization

The following risk factors specifically apply to the Recapitalization. There are additional risks attendant to being an investor in our securities that you should review. These risks are described elsewhere in this “Risk Factors” section under the headings “Risks Related to the Notes,” “Risks Relating to Our Equity Securities” and “Risks Relating to Ainsworth’s Business.”

The consummation of the Recapitalization may not occur.

We will not complete the Recapitalization unless and until all conditions precedent to the Arrangement are satisfied or waived. See “Description of the Recapitalization — Conditions to the Arrangement Becoming Effective.” Even if the Recapitalization is completed, it may not be completed on the schedule described in this Circular. Accordingly, Securityholders participating in the Recapitalization may have to wait longer than expected to receive their new securities. In addition, if the Recapitalization is not completed on the schedule described in this Circular, we may incur additional expenses.

Members of the Ainsworth family currently control our business and their interests may conflict with the interests of other Securityholders.

Members of the Ainsworth family currently beneficially own approximately 58% of the Existing Common Shares, and consequently have the ability to exercise control over our business and affairs through their ability to elect all of our directors. These family members have entered into Shareholder Support Agreements under which they have agreed to vote their Existing Common Shares in favour of the Continuance Resolution, the By-Law Resolution and the Shareholders’ Arrangement Resolution at the Shareholders’ Meetings. Grant Forest Products Corp., which holds approximately 34% of the Existing Common Shares, has also entered into a Shareholder Support Agreement to vote its Existing Common Shares in favour of the Continuance Resolution, the By-Law Resolution and the Shareholders’ Arrangement Resolution at the Shareholders’ Meetings. The Ainsworth family’s and Grant’s interests in the business, operations and financial condition of the Company from time to time may not be aligned with, or may conflict with, your interests.

After the Recapitalization, each of HBK Master Fund L.P. and Tricap Partners II L.P. will have significant influence over matters that come before a vote of Securityholders and their interests may conflict with the interests of other Securityholders.

Following the completion of the Recapitalization, HBK Master Fund L.P. will hold a minimum of approximately 30.1% of the New Common Shares and Tricap Partners II L.P. will hold a minimum of approximately 22.0% of the New Common Shares (in each case, assuming all Noteholder Warrants are fully exercised and no other Noteholder becomes a Backstop Party). Each of HBK Master Fund L.P. and Tricap Partners II L.P., acting independently, would have significant influence in any matter coming before a vote of Securityholders. In addition, each of HBK Master Fund L.P. and Tricap Partners II L.P. have entered into an agreement under which each of them has agreed that following the Recapitalization, among other things, they will support the election to the Board of a certain number of individuals designated by the other party. See “Description of the Recapitalization — Agreements Among Shareholders.” The interests of HBK Master Fund L.P. and Tricap Partners II L.P. in our business, operations and financial condition from time to time may not be aligned with, or may conflict with, your interests.

Tax Risks

The Company has taken the position that the Rollover Notes and 96% of the New Common Shares that are being delivered to Noteholders are allocated first towards the repayment of the principal amount of the Existing Notes, and second towards the payment of any interest which has accrued on the Existing Notes since March 31, 2008, and to the extent that the fair market value of the Rollover Notes and New Common Shares exceeds the principal amount and interest in respect of the Existing Notes, any excess will be considered to be paid as a fee to the Noteholders for agreeing to lend money to the Company. No assurances can be made that the Company’s position will be accepted by the CRA, and, if it is not accepted, the tax consequences to Noteholders may be different from those described above under “Certain Canadian Federal Income Tax Considerations.” In particular, if a portion of the New Common Shares is not considered to be received in respect of the settlement of the Existing Notes and allocated first towards the repayment of principal of the Existing Notes, Canadian Holders (as defined under “Certain Canadian Federal Income Tax Considerations”) that subscribe for New Notes may be required to include a portion of the value of such New Common Shares in income for Canadian income tax purposes. Noteholders who are Canadian Holders are advised to consult their own tax advisors regarding the potential tax consequences.

The U.S. federal income tax treatment of the delivery of New Common Shares for Existing Notes is unclear, and may differ from the Company’s position. In such case, Noteholders that are U.S. Holders (as defined under “Certain United States Federal Income Tax Considerations”) could be required to treat a portion of the value of the New Common Shares received as interest accrued over the term of the New Notes or as some other type of income with respect to the New Notes. Noteholders that are U.S. Holders are advised to consult their own tax advisors regarding the potential tax consequences.

If, as part of the Recapitalization, any amounts payable to Securityholders are determined to be subject to withholding tax, the payor will withhold and remit amounts as required by law. Non-Resident Holders (as defined under “Certain Canadian Federal Income Tax Considerations”) may be deemed to receive a dividend in respect of the exchange of Existing Common Shares for New Common Shares, the NLP Right and Shareholder Warrants, in which case the Company will hold back New Common Shares otherwise payable to Non-Resident Holders and will sell these New Common Shares to fund Canadian withholding taxes. See “Certain Canadian Federal Income Tax Considerations.” Any such sales may negatively impact the trading price of the New Common Shares.

In addition, all New Common Shares which will be sold to fund withholding taxes will be pooled and sold as soon as practicable in transactions effected on the TSX. In effecting the sale of any New Common Shares, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Depositary will be liable for any loss arising out of any sale of such New Common Shares including any loss relating to the manner or timing of such sales, the prices at which New Common Shares are sold or otherwise. In addition, neither the Company nor the Depositary will be liable for any loss arising from a delay in transferring New Common Shares to a Shareholder. The sale price of New Common Shares sold on behalf of such persons will fluctuate with the market price of the New Common Shares and no assurance can be given that any particular price will be received upon any such sale.

An NLP Right will not be a qualified investment for Plans (as defined under “Certain Canadian Federal Income Tax Considerations”). Plans may elect in their Letter of Transmittal not to receive NLP Rights. Plans should consult their own tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of acquiring, holding and disposing of an NLP Right and whether the Plan should elect in the Letter of Transmittal not to receive the NLP Right.

United States Federal Income Tax Consequences of the Recapitalization to the Company.  The Rollover Notes may be considered “applicable high yield discount obligations” (“AHYDOs”) for United States federal income tax purposes. If the Rollover Notes are AHYDOs, the Company will not be permitted to take a deduction against taxable income that is effectively connected with the conduct of a trade or business within the United States for any PIK Interest in respect of the Rollover Notes until amounts corresponding to such accrued original issue discount are paid in cash or other property (other than stock or obligations of the Company). Moreover, the Company’s deduction for a portion of PIK Interest (the “disqualified portion”), if any, corresponding to the yield in excess of six percentage points above the applicable Federal rate will be permanently disallowed (i.e., even when amounts corresponding to this portion of the original issue discount are paid in cash or other property). The

AHYDO rules generally do not affect the amount, timing or character of income to a U.S. Holder. A U.S. Holder that is a corporation will not be eligible for the dividends received deduction that could otherwise be available to domestic corporations with respect to the disqualified portion.

The Company anticipates that it will experience an “ownership change” within the meaning of section 382 of the Code as a result of the Recapitalization. As a result, the Company’s ability to use any net operating losses and other tax attributes attributable to periods prior to the Recapitalization to offset taxable income that is effectively connected with the conduct of a trade or business within the United States in taxable periods after the Recapitalization may be limited. Additionally, it is anticipated that the Recapitalization will result in cancellation of indebtedness (“COD”) income for United States federal income tax purposes. Based on the net operating losses and other tax attributes available to the Company, the Company does not anticipate that it will incur any United States federal income tax liability as a result of such COD income. However, for purposes of calculating taxable income under the U.S. federal alternative minimum tax (“AMT”), only 90% of a corporation’s taxable income for AMT purposes may be offset by available net operating loss carryforwards. Accordingly, notwithstanding that the Company expects to have sufficient net operating losses for regular United States federal income tax purposes to offset any COD income generated in the Recapitalization, it may incur a certain amount of AMT due to this limitation.

Risks Relating to the Non-Implementation of the Recapitalization

The following risk factors specifically apply to the non-implementation of the Recapitalization. There are additional risks attendant to being an investor in our securities that you should review. These risks are described elsewhere in this “Risk Factors” section and in our Annual Information Form, which is incorporated by reference into this Circular.

We may be unable to continue as a going concern.

If the Recapitalization is not implemented and our business operations continue at their current levels, we will not be able to generate sufficient cash for our operations. The significant appreciation of the Canadian dollar relative to the U.S. dollar and the decline in demand for OSB in the United States residential housing market has led to reduced operating margins. In addition, due to operating losses, log supply shortages and declining orders, since October 2007 we have experienced curtailments and/or closures at each of the Minnesota OSB facilities and at the 100 Mile House, Grand Prairie, Barwick and High Level OSB facilities. If we are required to extend existing curtailments for an indefinite period and/or close additional OSB facilities in the future, we may need to raise additional capital to continue as a going concern. We can give no assurances that additional capital will be available to us on favourable terms, or at all. Our inability to obtain additional capital, if and when needed, would have a material adverse effect on our financial condition and our ability to continue as a going concern.

The consolidated financial statements incorporated by reference in this Circular are presented on the assumption that we continue as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications.

We may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including the sale of core assets or non-consensual proceedings under creditor protection legislation.

In the event that the Recapitalization is not implemented then:

(i) the Company’s long-term debt will not be reduced by approximately US$464 (Cdn$476) million and the associated net reduction in debt service costs would not be achieved;

(ii) the US$200 million aggregate principal amount of new liquidity that is to be provided as part of the Recapitalization would not be available to the Company and replacement financing may not be available; and

(iii) there is a risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance its operations and the Company may be unable to meet its obligations as they generally become due.

In the event that the Recapitalization is not implemented, we may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including the sale of core assets or non-consensual proceedings under creditor protection legislation.

Risks Related to the Notes

We have significant indebtedness, which could adversely affect our financial condition and limit our ability to fulfill our obligations.

We expect to have a significant amount of indebtedness and significant debt service obligations following the Recapitalization. As at March 31, 2008, on an unaudited pro forma basis giving effect to the Recapitalization we had total long-term debt of US$521 (Cdn$536) million. This high degree of leverage could have important consequences to you. For example, it could:

(i) make it more difficult for us to satisfy our obligations with respect to our debt securities and other indebtedness;

(ii) increase our vulnerability to adverse economic and industry conditions;

(iii) require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

(iv) limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

(v) place us at a disadvantage compared to our competitors that have a lower degree of leverage; and

(vi) limit our flexibility in planning for, or reacting to, changes in our business and in the forest products industry.

We may not generate cash flow sufficient to service all of our obligations.

Our ability to make payments on our indebtedness, including our debt securities, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. Our cash flow is subject to general economic, industry, financial, competitive, operating, regulatory and other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to repay our indebtedness, including our debt securities, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our debt securities, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

(i) our financial condition at the time;

(ii) restrictions in our indentures and our credit agreement; and

(iii) other factors, including the condition of the financial markets or the forest products industry, particularly the OSB market.

As a result, we may not be able to refinance any of our indebtedness, including our debt securities, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on our debt securities.

The instruments governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

The instruments governing our indebtedness contain covenants that, among other things, limit our ability to:

(i) incur additional indebtedness;

(ii) pay dividends and make distributions;

(iii) repurchase stock;

(iv) make certain investments;

(v) transfer or sell assets;

(vi) create liens;

(vii) enter into transactions with affiliates;

(viii) issue or sell stock of subsidiaries;

(ix) create dividend or other payment restrictions affecting restricted subsidiaries; and

(x) merge, consolidate, amalgamate or sell all or substantially all of our assets.

All of these restrictions may limit our ability to execute our business strategy.

The Notes are structurally subordinated to the indebtedness of our subsidiaries that are not guarantors of the Notes.

Holders of the Notes will not have any claim as a creditor against any of our existing or future subsidiaries that are not guarantors of the Notes. As a result, all indebtedness and other liabilities, including trade payables, of non-guarantor subsidiaries, whether secured or unsecured, will have to be satisfied before any of the assets of non-guarantor subsidiaries would be available for distribution to us, upon a liquidation or otherwise, to meet our obligations with respect to the Notes.

Changes in our credit rating or the credit markets could adversely affect the price of the Notes.

The trading price of the Notes depends on many factors, including:

(i) our credit rating with major credit rating agencies;

(ii) the prevailing interest rates being paid by other companies similar to us;

(iii) our financial condition, financial performance and future prospects; and

(iv) the overall condition of the financial markets.

The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the Notes.

In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the forest products industry as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their credit ratings on the Notes. A negative change in our rating could have an adverse effect on the price of the Notes.

The Notes are unsecured and effectively subordinated to our present and future secured indebtedness.

The Notes are senior unsecured obligations, ranking effectively junior in right of payment to all our present and future secured debt, including obligations under our Existing Credit Facility, to the extent of the collateral securing the debt. In addition, the indenture governing the Notes will permit the incurrence of additional debt, some of which may be secured debt.

If we are declared bankrupt, become insolvent or are liquidated or reorganized, any secured indebtedness will be entitled to be paid in full from our assets securing such indebtedness before any payment may be made with respect to the Notes. Holders of the Notes will participate rateably in our remaining unencumbered assets with all holders of our unsecured indebtedness that is deemed to rank equally with the Notes, and potentially with secured creditors (to the extent that the collateral securing our indebtedness to them is of insufficient value to satisfy that indebtedness), and with all of our other general creditors (including trade creditors), based upon the respective amounts owed to each holder or creditor. If any of the foregoing events occur, there may be insufficient assets to pay the full amounts due on the Notes.

We may be unable to purchase the Notes in the event of a change of control.

Upon the occurrence of a change of control, as defined in the indenture governing the Notes, we will be required in certain circumstances to make an offer to purchase Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have available funds to pay the purchase price at the time of such an event. In addition, the terms of the Existing Credit Facility may prevent us from purchasing the Notes. Under the Existing Credit Facility, a change of control would constitute an event of default that would require us to repay all amounts outstanding under the Existing Credit Facility. We may not have sufficient funds to repay the Existing Credit Facility and make the required offer to purchase at the time of such event. Any future debt that we incur may also contain restrictions on the purchase of the Notes.

Certain bankruptcy and insolvency laws may impair the Trustee’s ability to enforce remedies under the Notes.

We are currently organized under the laws of the Province of British Columbia (and after the Continuances will be continued under the federal laws of Canada), and a majority of our assets are currently located in Canada. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever located, including property situated in other countries. Courts outside of the United States may not, however, recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, difficulties may arise in administering a U.S. bankruptcy case involving a Canadian debtor like us with property located in Canada or otherwise outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable in Canada against us without concurrent Canadian proceedings.

The rights of the Trustee to enforce remedies may be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to us. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada) contain provisions enabling an “insolvent person” to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or plan for consideration by all or some of its creditors to be voted on by the various classes of its creditors. Such a restructuring proposal or plan, if accepted by the requisite majorities of creditors and approved by the court, may be binding on persons, such as holders of the Notes, who may not otherwise be willing to accept it.

The powers of the court under the Bankruptcy and Insolvency Act (Canada) and particularly under the Companies’ Creditors Arrangement Act (Canada) have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, if we were to seek protection under such Canadian insolvency legislation following commencement of or during such a proceeding, payments under the Notes may be discontinued, the Trustee may be unable to exercise its rights under the Indenture and holders of the Notes may not be compensated for any delays in payments, if any, of principal and interest. Further, the holders of the Notes may receive in exchange for their claims a recovery that could be substantially less than the amounts of their claims (potentially there could be no recovery at all) and any such recovery could be in the form of cash, new debt instruments or some other security.

Federal and state statutes in the United States and federal and provincial statutes in Canada allow courts, under specific circumstances, to void the guarantees and require the holders of the Notes to return payments received from the guarantors.

Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees related to the Notes could be voided, or claims in respect of the guarantees could be subordinated to all of a guarantor’s other debts if, among other things:

(i) the guarantee was incurred with the intent to hinder or delay any of such guarantor’s present or future creditors; or

(ii) such guarantor, at the time the debt evidenced by the guarantee was incurred, received less than reasonably equivalent value or fair consideration for the incurrence of such debt, and such guarantor;

(A) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature;

(B) was insolvent or rendered insolvent by reason of such incurrence; or

(C) was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital.

In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to us or such guarantor or to a fund for the benefit of creditors of such guarantor.

Under Canadian federal bankruptcy law and provincial fraudulent conveyance and preference laws, the guarantees could be voided or rendered voidable if, among other things:

(i) the guarantee was incurred at a time when the guarantor was in insolvent circumstances, unable to pay its debts in full or knew itself to be on the eve of insolvency and with intent to defeat, hinder, delay, defraud or prejudice one or more creditors, with intent to prefer one creditor over other creditors or which has the effect of preferring one creditor over other creditors;

(ii) the guarantee has the effect of preferring one creditor over other creditors and a proceeding is brought to set aside the guarantee, or the guarantor makes an assignment for the benefit of its creditors, within 60 days of the issuance of the guarantee;

(iii) the guarantee was incurred with intent to defeat, hinder, delay or defraud creditors or others of their just and lawful actions, suits, debts, accounts, damages, penalties or forfeitures; or

(iv) the guarantee was incurred with intent to prefer one creditor over other creditors and within three months of the happening of an initial bankruptcy event (the filing of an assignment, a proposal or a notice of proposal by the guarantor, or the filing of a petition for a receiving order against the guarantor).

The measures of insolvency for purposes of these fraudulent transfer or preference laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer or preference has occurred. Generally, however, a person would be considered insolvent if:

(i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

(ii) the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

(iii) it could not pay its debts as they become due.

Your ability to enforce civil liabilities in Canada under U.S. securities laws may be limited.

We are organized under the laws of the Province of British Columbia (and after the Continuance, will be continued under the federal laws of Canada) and our principal executive offices are located in Canada. All of our directors, controlling persons, officers and many of the representatives of the experts named in this Circular are residents of Canada. A substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. It may not be possible, therefore, for you to effect service of process within the United States upon us, our directors and officers or such experts. There is uncertainty as to the enforceability in Canadian courts of (i) an original action predicated solely upon United States federal securities laws and (ii) judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws. Therefore, you may not be able to secure judgment against us, our directors and officers or such experts in a Canadian court or, if successful in securing a judgment against us or them in a U.S. court, you may not be able to enforce such judgment in Canada.

There are restrictions on the resale of the Notes.

The distribution of the Notes has not been registered under the 1933 Act, any state securities laws or any Canadian provincial securities laws. We do not intend to file a registration statement with the SEC or any Canadian provincial securities commission relating to the Notes. Further, we intend to limit the resale of the Notes solely to “qualified institutional buyers” within the meaning of Rule 144A under the 1933 Act, which could further restrict the liquidity of the Notes. The Notes will also be subject to transfer restrictions in Canada. See “Certain Regulatory and Other Matters Relating to the Recapitalization.”

Risks Relating to Our Equity Securities

Sales of a significant number of equity securities in the public markets, or the perception of such sales, could depress the market price of the New Common Shares and the Shareholder Warrants.

Sales of a significant number of New Common Shares or other equity-related securities in the public markets by the Company or by the Company’s significant shareholders, including sales of New Common Shares to satisfy withholding tax requirements in respect of Non-Resident holders (see “Risks Relating to the Recapitalization — Tax Risks”), could depress the market price of the New Common Shares and the Shareholder Warrants. In addition, with any sale or issuance of equity securities by the Company (including upon exercise of the Warrants), investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. We cannot predict the effect that future sales of the New Common Shares or other equity-related securities would have on the market price of the New Common Shares or the Shareholder Warrants. The price of the New Common Shares and the Shareholder Warrants could be affected by possible sales of New Common Shares or by hedging or arbitrage trading activity.

The trading price for the New Common Shares and Shareholder Warrants may be volatile.

The trading price of the New Common Shares and the Shareholder Warrants may be subject to large fluctuations, which may result in losses to investors. The trading price of the New Common Shares and the Shareholder Warrants may increase or decrease in response to a number of events and factors, including:

(i) the price of OSB;

(ii) our financial condition, financial performance and future prospects;

(iii) the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;

(iv) changes in earnings estimates or recommendations by research analysts who track our equity securities or the securities of other companies in the OSB sector;

(v) changes in general economic conditions and the overall condition of the financial markets;

(vi) the number of New Common Shares to be publicly traded, including upon issuance of the Warrants;

(vii) the arrival or departure of key personnel;

(viii) acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

(ix) the factors listed under the heading “Forward-Looking Statements — Cautionary Statement with regard to Forward-Looking Statements.”

In addition, the market price of the New Common Shares and Shareholder Warrants will be affected by many variables not directly related to our success and therefore not within our control, including other developments that affect our industry as a whole, the breadth of the public market for our securities, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Existing Common Shares on the exchange on which the Existing Common Shares trade has historically made the share price of the Existing Common shares volatile and suggests that the share price of the New Common Shares and the Shareholder Warrants will continue to be volatile in the future.

There is currently no active trading market for the Shareholder Warrants.

There is currently no public market for the Shareholder Warrants and there can be no assurance that a public market for the Shareholder Warrants will develop after the Effective Date. Although we intend to list the Shareholder Warrants on the TSX, if an active trading market does not develop on such exchange, it could have an adverse effect on the market price of, and your ability to sell, the Shareholder Warrants.

Risk Factors Relating to NLP Rights

Uncertainties Relating to Claims

There is no assurance that Ainsworth or its affiliates will prevail in respect of the Litigation. Even if Ainsworth or its affiliates do prevail in the Litigation, there is no assurance that the court will award Ainsworth or its affiliates any monetary amount or that such monetary amount will exceed the expenses incurred by Ainsworth in pursuing such Litigation. Even if Ainsworth does prevail in respect of the Litigation and is awarded a monetary amount, there is no assurance that Ainsworth will be able to successfully enforce or execute any such order of the court.

Uncertainties relating to Litigation Expenses

The Litigation expenses incurred by Ainsworth or its affiliates pursuing the Litigation and certain other expenses which are deductible in calculating the Net Litigation Proceeds may result in a significant reduction of the Net Litigation Proceeds or in there not being any Net Litigation Proceeds.

Net Litigation Proceeds Not Escrowed

There is no assurance that creditors of Ainsworth or its affiliates will not seize some or all of the Net Litigation Proceeds or otherwise require that some or all of the Net Litigation Proceeds be used to satisfy some or all of Ainsworth’s liabilities before such Net Litigation Proceeds are paid to the Depositary pursuant to the Arrangement Agreement.

NLP Rights Not Secured and Not Securities of Ainsworth

The NLP Rights shall not confer or be construed as conferring upon a holder thereof: (i) any right or interest whatsoever as a shareholder or other security holder of Ainsworth, including the right to vote at, to receive notice of, or to attend, meetings of the shareholders and other security holders or any other proceedings of Ainsworth or its affiliates, or the right to receive dividends and other distributions payable on the shares or other securities of Ainsworth; (ii) any other equity or ownership interest in Ainsworth; or (iii) any other right not expressly granted pursuant to the Arrangement Agreement or Plan of Arrangement. The NLP Rights will represent unsecured obligations of Ainsworth, contingent upon receipt by Ainsworth of Net Litigation Proceeds, and will not be entitled to the benefit of any security in the assets of Ainsworth or its affiliates.

Risks Relating to Ainsworth’s Business

We are not currently profitable and may not become profitable again.

We have experienced operating losses for the past seven quarters and may incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve and maintain profitability again. For the three month period ended March 31, 2008, we had a net loss of $88 million and for the year ended December 31, 2007, we had a net loss of approximately $216.5 million. Our failure to achieve or maintain profitability could negatively impact the value of our debt and equity securities.

Our business is of a cyclical nature and prices of, and demand for, our products and our results of operations may fluctuate significantly based on market factors.

The largest markets for OSB are commodity markets in which manufacturers compete primarily on the basis of price. Our financial performance is dependent on the selling prices of our OSB products, which have fluctuated significantly in the past. The markets for these products are highly cyclical and characterized by (i) periods of excess product supply due to industry capacity additions, increased production and other factors, and (ii) periods of insufficient demand due to weak general economic conditions. Demand for our OSB products is primarily driven by residential and commercial construction and the repair and remodelling industries. These industries in turn are affected by factors such as real estate prices, interest rates, credit availability, tax policy, energy costs, weather conditions, natural disasters and general economic conditions, all of which are beyond our control. Currently, residential construction in the United States is experiencing a severe downturn. In addition, the prices of commodity sheathing OSB and plywood have historically been unpredictable. For example, during the past six years, monthly average benchmark prices for commodity sheathing OSB have ranged from a low of US$131 per msf North Central (7/16”) in February 2008 to a high of US$508 per msf North Central (7/16”) in 2004. Weakness in the market, particularly in North America, could reduce our revenues and profitability and could affect our ability to satisfy our obligations under our indebtedness. We cannot predict with certainty what market conditions, input costs, and demand and selling prices for our products will be in the future and prices or demand for our products may decline from current levels. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial condition, results of operations and cash flows. Due to the foregoing factors, our earnings and cash flows declined in 2007 as compared to 2006, and our earnings and cash flow may continue to decline over subsequent periods.

Intense competition could reduce our market share and harm our financial performance.

We compete in North America and in overseas export markets with numerous forest products companies, ranging from very large integrated firms, most of which are larger than we are, to smaller firms that manufacture only a few products. We also compete indirectly with firms that manufacture substitutes for wood building materials. Our competitive position is influenced by the availability, quality and cost of raw materials, energy and labour costs, plant efficiencies and productivity in relation to our competitors. Some of our competitors may have lower raw materials and labour costs and fewer environmental and governmental regulations to comply with than we do. Other competitors are less leveraged than we are and therefore have greater financial resources than we do.

Increased OSB industry production capacity could harm our financial performance.

We may face increased competition in the years to come when new manufacturing facilities are built in North America and elsewhere, and as a result of rising capacity due to improvements to existing mills. RISI projects that total North American OSB annual production capacity will increase by approximately 6.2 bsf, or 21%, between 2007 and 2012. If increases in OSB production capacity exceed increases in OSB demand, selling prices for OSB could decline and adversely affect our business, financial condition, results of operations and cash flows. In periods of excess capacity or reduced demand, which are characterized by lower OSB prices, we may not be able to compete with competitors who have greater financial resources and who are better able to weather a prolonged decrease in prices.

Because of our product concentration, declines in demand or prices for OSB could have a significant impact on our revenues and profitability.

We are primarily a manufacturer of OSB and, to a lesser extent, a producer of specialty overlaid plywood. For the fiscal year ended December 31, 2007, we generated 82.4% (fiscal year ended December 31, 2006: 88.3%; fiscal year ended December 31, 2005: 91.2%) of our revenues from OSB sales. We expect that OSB will continue to account for most of our sales in the foreseeable future. This product concentration increases our exposure to variability in demand or prices for OSB.

We may incur unexpected costs or liabilities as a result of our acquisition of the Barwick and Minnesota OSB facilities.

An unavoidable level of risk exists regarding any undisclosed or unknown liabilities or other undisclosed detrimental issues concerning the Barwick facility or the Minnesota OSB facilities. In the course of our operation of the Barwick facility and the Minnesota OSB facilities, we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities or other detrimental issues related to the acquisition of the Barwick facility or the Minnesota OSB facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur further unexpected delays, costs or liabilities surrounding the expansion of the Grande Prairie OSB facility.

We have commenced an expansion of our Grande Prairie OSB facility involving the construction of a second production line capable of producing OSB and other structural engineered wood products. Once completed, the expansion is expected to provide us with an additional 600 mmsf of annual OSB and OSL production capacity following an initial ramp up period which is expected to last at least one year. Construction on the Grande Prairie expansion began in the fourth quarter of 2005, with major equipment deliveries occurring in 2006. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve. Our inability to ultimately fund the expansion of the Grande Prairie facility, additional delays in the construction or ramp up of the second production line at Grande Prairie, or unexpected costs or liabilities which arise in the operation of the expanded Grande Prairie facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk which could have a material adverse effect on us.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the amount of revenue in Canadian dollar terms realized by us from sales made in U.S. dollars, which reduces our operating margin and the cash flow available to fund our operations. From January 1, 2007 to December 31, 2007, the value of the Canadian dollar relative to the U.S. dollar increased by approximately US$0.15, or 17.6%.

In addition, we are exposed to currency exchange risk on our debt and assets denominated in U.S. dollars. Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar-denominated debt and assets into Canadian dollars. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

We are not currently a party to any forward foreign currency exchange contract, or other contract that could serve to hedge our exposure to fluctuations in the U.S./Canadian dollar exchange rate.

We depend on timber tenures for access to fiber for our Canadian OSB and plywood operations. A reduction in our fiber supply or an increase in the related costs could have an adverse effect on us.

The allowable annual cut under our forest license in British Columbia can supply approximately 85% of the current timber requirements of our veneer and specialty overlaid plywood operations either directly or through long-term log trade agreements with third parties. The forest license is renewable and the current term extends until 2013. Under the terms of forest licenses granted in British Columbia, the amount of commercial forest land available to the forest industry is periodically assessed. We cannot predict whether the amount of timber that we are allowed to harvest will be reduced in the future.

In Alberta, we obtain most of our fiber requirements from our Forest Management Agreements (“FMAs”), or Deciduous Timber Allocations (“DTAs”) issued by the Alberta government, each of which is issued for a period of 20 years. Such quotas and allocations may be renewed or extended on acceptable terms. In addition, the FMAs and DTAs contain terms or conditions that could, under certain circumstances, result in a reduction of the amount of fiber available to us.

The Barwick facility requires approximately 737,000 m3 of timber annually when operating at its full capacity of 480 mmsf per year. Although we have a current annual commitment of 551,000 m3 of timber from government-owned land under long-term agreements with the Province of Ontario, we may not be able to obtain a future supply of wood from either government or private sources on terms that are adequate to support the Barwick facility at its full operating capacity.

The Minnesota OSB facilities obtain their wood fiber supply in open market transactions from various governmental entities and private landowners. The open market price of wood fiber may fluctuate as a result of various factors that are beyond our control, such as the level of demand from other forest products manufacturers, natural disasters, industrial disputes and government legislation. A material increase in the open market price for wood fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The costs of our wood fiber, including any fees charged for fiber, logging and transportation, and market prices for purchased fiber, have historically fluctuated and could increase in the future. Any significant increase in the cost of fiber could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to harvest timber is subject to natural events that are beyond our control.

Our ability to harvest timber is subject to natural events such as forest fires, adverse weather conditions, insect infestation, disease and prolonged drought. The occurrence of any of these events could adversely affect our ability to harvest or source timber. We may need to curtail production or purchase wood fiber from third parties, which could increase our costs and reduce cash from operations, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government regulations relating to forest management practices may adversely affect us and could increase our costs of doing business.

Legislation in British Columbia, Alberta and Ontario empowers provincial regulatory agencies to develop regulations, set policies and establish and maintain all aspects of sustainable forest management. Changes to these regulations and policies could have an effect on our access to fiber for our OSB operations or could increase the cost of our fiber. Changes to these laws or regulations, or the implementation of new laws or regulations, could result in additional expenses, capital expenditures and restrictions and delays in our activities, which could impair our competitive position and have a material adverse impact on our operations. In addition, if we fail to comply with applicable legislation and regulations, our operations could be interrupted and we could be subject to significant liabilities, including fines and other penalties, or we could be required to take remedial actions, any of which could entail significant expenditure.

Increased raw material costs may increase our cost of doing business and adversely affect our results of operations.

The principal raw materials utilized in our manufacturing operations are wood fiber and resin. Although we source a majority of the wood fiber for our Canadian operations through long-term supply arrangements with provincial governments in British Columbia, Alberta and Ontario that limit price volatility, we source substantially all the wood fiber for our Minnesota OSB operations and for a small portion of our Canadian OSB operations through market purchases. Prices for these market purchases are not within our control and are driven by market demand, product availability, environmental restrictions, logging regulations and weather. Our delivered log costs include the cost of transporting harvested logs from the forests to our production facilities and are therefore affected by the price of fuel, vehicle availability and road and weather conditions. The cost of resins is driven by market demand as well as the cost and availability of the raw materials required to produce them, primarily petroleum derivatives. We are not always able to increase the selling prices of our products in response to increases in raw materials costs. We are unable to determine to what extent, if any, we will be able to pass on to our customers any future raw material cost increases. Our inability to pass increased costs through to our customers could have a material adverse effect on our financial condition, results of operations and cash flow.

Our manufacturing facilities rely on complex machinery which may break down and require periodic maintenance shut-downs, which may affect our sales and results of operations.

Our manufacturing processes are vulnerable to operational problems that can impair our ability to manufacture our products. Most of our facilities contain complex and sophisticated machines that are used in our manufacturing processes. We could experience a breakdown in any of our machines or other important equipment, and from time to time we schedule outages to conduct maintenance that cannot be performed safely or effectively during operations. Such disruptions could cause significant lost production, which could have a material adverse effect on our business, financial condition and operating results.

Environmental, health and safety laws and regulations could increase the cost of doing business or restrict our ability to conduct our business.

We are subject to a wide range of general and industry-specific environmental, health and safety and other laws and regulations imposed by federal, provincial and local authorities in Canada, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain hazardous materials and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. Our operation of the Minnesota OSB facilities subjects us to additional general and industry-specific environmental, health and safety laws applicable in the United States and the State of Minnesota. If we are unable to extend or renew a material approval, license or permit required by such laws, or if there is a delay in renewing any material approval, license or permit, our business, financial condition, results of operations and cash flows could be materially adversely affected. The process of obtaining certain required approvals, including the completion of any necessary environmental impact assessments, can be lengthy, subject to public input, controversial and expensive. Our failure to comply with applicable environmental, health and safety requirements, including permits related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of equipment or remedial actions, any of which could result in significant expenditures or reduced results of operations. Although we believe that we are in substantial compliance with all applicable environmental, health and safety laws and regulations, we regularly incur capital and operating expenditures to maintain such compliance. Nevertheless, future events such as any changes in these laws and regulations or any change in their interpretation or enforcement, or the discovery of currently unknown conditions, may give rise to additional expenditures or liabilities. Such developments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Work stoppages or other labour disruptions at our facilities could have an adverse effect on our operations.

Any labour disruptions and any costs associated with labour disruptions at our unionized or non-unionized facilities could have a material adverse effect on our production levels and results of operations. Our collective bargaining agreements with the United Steelworkers — IWA Council, have six year terms expiring on June 30, 2009, and cover approximately 540 employees at our Lillooet, Savona and 100 Mile House operations. In 2005, we entered into a collective bargaining agreement with the Communications, Energy and Paperworker’s Union of Canada, or CEP. This contract currently covers approximately 130 workers employed at the Barwick facility and expires on July 31, 2009. In 2006, we signed a collective bargaining agreement with the United Steelworkers, which covers approximately 130 hourly employees at our Grand Rapids facility, for a six year term expiring April 30, 2011. Our current and future inability to negotiate acceptable contracts could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to unionized workers.

Native land claims could have an adverse effect on our timber supply in the future.

Canadian courts have recognized that aboriginal people may have unextinguished claims of aboriginal rights and title to lands used or occupied by their ancestors in those areas of British Columbia, constituting about 80% of the province, where treaties have not yet been concluded. In those areas where treaties have been concluded, resource development may be affected by the exercise of treaty rights.

Aboriginal rights may vary from limited rights of use for traditional purposes to a right of aboriginal title, depending, among other things, on the nature and extent of the prior aboriginal use and occupation. Some of our timber supply areas are located within areas where there are claims of aboriginal rights and title.

The courts have said that the government has an obligation to consult aboriginal people, and accommodate their concerns when there is a reasonable possibility that a government authorized activity — such as a forest tenure — may infringe asserted aboriginal rights or title, even if those claims have not yet been proven. If the government has not consulted and accommodated aboriginal people as required, the courts may quash the tenure or attach conditions to the exercise of harvesting rights under the tenure that may affect its economic value. The courts have not yet decided whether a tenure holder would have any recourse against the government in the event that its tenure is lost or impaired in this fashion.

The courts have encouraged the federal and provincial governments, together with aboriginal people, to resolve claims of aboriginal rights and title through the negotiation of treaties. A treaty process has been established to settle such claims in British Columbia. Many First Nations and tribal groups are participating in this process, which will be ongoing for many years. The pace of the treaty-making process will depend on the commitment of the parties, the success of individual treaties and whether First Nations consider litigation to be a viable alternative to negotiations. We cannot predict whether native land claims in British Columbia will affect our existing forest licenses and timber tenures, our right to harvest timber to the full extent of those tenures or our ability to renew or secure other forest tenures in the future.

Even in provinces such as Alberta and Ontario, which are entirely subject to treaties between Indian bands and the federal government, the courts have found that aboriginal peoples may exercise treaty rights on unoccupied public land and on privately-owned land which has not been put to a use that is visibly incompatible with the exercise of their hunting, fishing, and trapping rights. In November 2005, the Supreme Court of Canada confirmed that Treaty Indians have a right to be consulted in respect of activities on public land that they apprehend may interfere with their treaty rights. The failure of the government to adequately consult and accommodate Treaty rights holders may have the same consequences as outlined above with respect to aboriginal rights.

We face risks related to our international sales.

In 2007, sales to customers outside of Canada and the United States represented approximately 11.2% of our sales. Our international operations present us with a number of risks and challenges, including the effective marketing of our products in other countries, tariffs and other trade barriers and recessionary environments in foreign economies.

The co-ownership arrangement for High Level could force us to either sell our 50% ownership interest or to buy-out the co-owner’s 50% interest.

The memorandum of agreement that governs the co-ownership of the High Level OSB facility contains a buy-sell provision, which provides that if one co-owner offers to buy the other party’s interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-owner at the same price and on the same conditions. As a result, we could be forced to sell our interest or purchase our co-owner’s interest, which could affect our day-to-day operations and growth strategy. There can be no assurance that we would be able to assemble the resources (financial or otherwise) to purchase our co-owner’s interest.

If the co-owner of the High Level OSB facility were to default on its obligations, we may be forced to fund the entire High Level operation.

If the co-owner of the High Level OSB facility fails to meet its funding obligations for the High Level OSB facility, we may be required to fund the entire High Level operation. We may not be able to make such additional cash contributions if the co-owner were to default.

There is a risk that tax authorities will disagree with our tax positions. Additionally, continued losses from operations in future reporting periods may require us to adjust the valuation allowance against our future tax assets.

We maintain reserves for known estimated tax exposures in federal, provincial, state and international jurisdictions. These exposures are settled primarily through the closure of audits with the taxing jurisdictions, which may produce a result inconsistent with past estimates. Although, based upon professional advice received, we believe that we have made appropriate disclosures and established appropriate reserves for known estimated exposures, if actual results differ materially from our estimates we could experience a material adverse effect on our financial condition, results of operations and cash flows. To the extent Canadian or any foreign tax authorities disagree with our tax positions, we could become subject to tax liabilities and penalties. Such differences could have a material adverse effect on our income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Vancouver, British Columbia.

The transfer agent and registrar of the Existing Common Shares is Computershare Trust Company of Canada at its office in the city of Vancouver, British Columbia.

The Trustee for the Existing Notes is The Bank of New York.

LEGAL MATTERS

Certain legal matters in connection with the Recapitalization will be passed upon on behalf of Ainsworth by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, as to matters of Canadian law. Ainsworth has been represented by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of United States law.

Latham & Watkins LLP, New York, has served as special US counsel to UBS. Ogilvy Renault LLP, Toronto, has served as special Canadian counsel to UBS.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the various securities commissions or similar regulatory authorities in all the provinces of Canada are specifically incorporated by reference in and form an integral part of this Circular:

(i) management information circular of Ainsworth dated April 4, 2008 delivered in connection with its annual meeting of Shareholders to initially be held on May 5, 2008;

(ii) audited consolidated financial statements of Ainsworth as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007;

(iii) management’s discussion and analysis of Ainsworth for the three month period and for the year ended December 31, 2007, dated March 31, 2008;

(iv) annual information form of Ainsworth dated March 31, 2008;

(v) unaudited interim consolidated financial statements of Ainsworth for the three month period ended March 31, 2008;

(vi) management’s discussion and analysis of Ainsworth for the three month period ended March 31, 2008; and

(vii) the material change report of Ainsworth dated February 25, 2008.

All documents (or amendments to such documents) of the type referred to above (other than confidential material change reports) and all press releases announcing nominees for the New Board filed by the Company, together with the Backstop Parties, on or before July 18, 2008, with any securities commission or similar regulatory authority in Canada shall be deemed to be incorporated by reference in this Circular. See “Election of Directors.”

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement will not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

ADDITIONAL INFORMATION

The following information can be obtained on SEDAR at www.sedar.com or by written request directed to the Secretary, Ainsworth Lumber Co. Ltd., Suite 3194, Bentall 4, 1055 Dunsmuir Street, Vancouver, British Columbia. Canada V7X 1L3:

(i) financial information about Ainsworth, which is provided in its comparative financial statements;

(ii) management’s discussion and analysis of Ainsworth for the three month period and for the year ended December 31, 2007, dated March 31, 2008;

(iii) the annual information form of Ainsworth dated March 31, 2008; and

(iv) other regulatory filings.

The Company is subject to certain of the informational requirements of the Exchange Act, and applicable Canadian securities laws and, in accordance therewith, files with, and furnishes to, the SEC and files with securities regulatory authorities in Canada reports and other information. As a foreign private issuer under U.S. securities laws, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549. Copies of such material can also be obtained by accessing the SEC’s website on the Internet at www.sedar.com You may read and download any public document that we have filed with Canadian securities regulatory authorities at www.sedar.com. In connection with the implementation of the Recapitalization, we intend to file a Form 15F with the SEC to terminate our obligation to file and furnish reports and other information with the SEC.

QUESTIONS AND FURTHER ASSISTANCE

If you are a Noteholder and have any questions about the information contained in this Circular or require more information with regard to voting your Existing Notes at the Noteholder Meeting, please contact Global Bondholder Services Corporation at (212) 430-3774 or toll free at (866) 952-2200.

APPROVAL OF PROXY CIRCULAR BY THE BOARD OF DIRECTORS

The contents of this Circular and its sending to Shareholders and Noteholders has been approved by the Board of Directors of Ainsworth Lumber Co. Ltd.

DATED June 24, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF AINSWORTH LUMBER CO. LTD.

Brian E. Ainsworth (signed)	D. Allen Ainsworth (signed)
Brian E. Ainsworth	D. Allen Ainsworth
Chairman and Chief Executive Officer	Director and President

CONSENT OF UBS SECURITIES CANADA INC.

We hereby consent to the inclusion of our firm’s name and to the references to our firm’s opinions dated June 16, 2008 (the “Opinions”) under “Summary — Description of the Recapitalization — Background to the Recapitalization”, “Summary — Description of the Recapitalization — Fairness Opinion and CBCA Opinion”, “Description of the Recapitalization — Fairness Opinion and CBCA Opinion”, and “Description of the Recapitalization — Independent Committee” in the Management Proxy Circular dated June 24, 2008 of Ainsworth Lumber Co. Ltd. (the “Circular”) and to the inclusion of the Opinions as Exhibit H and Exhibit I to the Circular.

Very truly yours,

UBS SECURITIES CANADA INC. (signed)
Toronto, Ontario

June 24, 2008

AUDITORS’ CONSENT

We have read the Management Proxy Circular dated June 24, 2008 of Ainsworth Lumber Co. Ltd. (the “Company”) relating to a proposed recapitalization pursuant to a continuance and plan of arrangement of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders and board of directors of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. Our report is dated February 28, 2008 (except as to Note 28, which is as of March 26, 2008).

Deloitte & Touche LLP (signed)

June 24, 2008
Chartered Accountants
Vancouver, Canada

APPENDIX A

FORM OF SHAREHOLDERS’ CONTINUANCE RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The Company is authorized to make application to the Director, Industry Canada, for a Certificate of Continuance continuing the Company as if it had been incorporated under the Canada Business Corporations Act under the name “AINSWORTH LUMBER CO. LTD.”.

(2) The Company is authorized to apply to the Registrar of Companies (British Columbia) for authorization to permit such continuance in accordance with s.308 of the Business Corporations Act (British Columbia).

(3) In connection with the continuance, the authorized share structure of the Company be altered by:

a) cancelling and eliminating from the authorized share structure of the Company the Series 1 Preferred Shares, Series 2 Preferred Shares, Class B Common Shares, Series 1 Class B Common Shares, Series 2 Class B Common Shares and Series 3 Class B Common Shares, and all special rights and restrictions attached thereto;

b) re-designating the existing 5,000,000 Series 3 Preferred Shares as Series 1 Preferred Shares; and

c) creating a new class of Class A Common Shares, unlimited in number, with the special rights and restrictions as set out in Part 2 of the Articles of Continuance attached hereto as Schedule A.

(4) The Company approves and adopts, in substitution for the existing Notice of Articles and Articles of the Company, the Articles of Continuance substantially in the form attached hereto as Schedule A and all amendments to the aforesaid Notice of Articles and Articles of the Company reflected therein are approved.

(5) Any director or officer of the Company is authorized and directed to sign all documents and to do all things necessary or desirable to effect such continuance.

(6) The directors of the Company are authorized, in their discretion, by resolution, to abandon the application for continuance out of British Columbia at any time without further approval by the shareholders of the Company.

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SCHEDULE “A”

	CANADA BUSINESS CORPORATIONS ACT	LOI CANADIENNE SUR LES SOCIÉTÉS PAR ACTIONS

	FORM 11	FORMULE 11

	ARTICLES OF CONTINUANCE (SECTION 187)	CLAUSES DE PROROGATION (ARTICLE 187)

1.	Name of the corporation	Dénomination de la société
Ainsworth Lumber Co. Ltd.

2.	The province or territory in Canada where the registered office is to be situated	La province ou le territoireau Canada où doit être situé le siège social
British Columbia

3.	The classes and the maximum number of shares that the corporation is authorized to issue	Catégories et le nombre maximal d’actions que la société est autorisée à émettre

a) 100,000,000 Common Shares
b) an unlimited number of Class A Common Shares
c) an unlimited number of Preferred Shares issuable in series, 5,000,000 of which are hereby designated as Series 1 Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares, Class A Common Shares, Preferred Shares and Series 1 Preferred Shares are as set out in the annexed Schedule A which is incorporated in this form.

4.	Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s’il y a lieu
None

5.	Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d’administrateurs
minimum 3 maximum 10

6.	Restrictions, if any, on business the corporation may carry on	Limites imposées à l’activité commerciale de la société, s’il y a lieu
None

7.	(1) If change of name effected, previous name	(1) S’il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure

N/A
	(2) Details of incorporation	(2) Détails de la constitution
Amalgamated under the laws of British Columbia on March 31, 1993 under number BC0443863

8.	Other provisions, if any	Autres dispositions, s’il y a lieu

Date	Signature	9. Capacity of – En qualité de

For Departmental Use Only À l’usage du ministère seulement Corporation No. - N° de la société ►	Printed Name – Nom en lettres moulées

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PART 1

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE COMMON SHARES OF THE CORPORATION

1.1	The holders of the Common Shares shall be entitled to:

(a)	vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote on the basis of one vote for each Common Share held;

(b)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, any dividends declared by the Corporation; and

(c)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

PART 2

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO THE CLASS A COMMON SHARES OF THE CORPORATION

2.1	For the purposes of this Part 2 “Business Day” shall mean a day other than a Saturday, Sunday or statutory holiday in British Columbia, provided that the principal office of the Corporation in Vancouver, British Columbia is open for business on the particular day.

2.2	The holders of the Class A Common Shares shall be entitled to:

(a)	vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, any dividends declared by the Corporation;

(c)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, the remaining property of the Corporation upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary; and

(d)	receive notice from the Corporation of any dividend declared on Class A Common Shares at least ten Business Days in advance of the dividend record date, as determined under the by-laws of the Corporation, by way of press release, advertisement carried in a major national newspaper or form letter addressed to all holders of Class A Common Shares.

PART 3

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS ATTACHED TO
THE PREFERRED SHARES OF THE CORPORATION

3.1.	The following special rights and restrictions shall be attached to the Preferred Shares without par value:

(a)	The Preferred Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 3.1.

(b)	Preferred Shares may at any time and from time to time be issued in one or more series. The Directors may from time to time by resolution passed before the issue of any Preferred Shares of any particular series, alter the Articles of Continuance of the Corporation to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of, that series and

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alter the Articles of Continuance to create, define and attach special rights and restrictions to the Preferred Shares of that series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Corporation and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (c) and (d) of this Part 3.1.

(c)	Holders of Preferred Shares shall be entitled on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to receive before any distribution shall be made to holders of Common Shares or any other shares of the Corporation ranking junior to the Preferred Shares with respect to repayment of capital, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of Preferred Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series of the Preferred Shares.

(d)	Except for such rights relating to the election of directors in the event of a default in payment of dividends as may be attached to any series of the Preferred Shares by the Directors, holders of Preferred Shares shall not be entitled as such to receive notice of, or to attend or vote at, any general meeting of shareholders of the Corporation.

PART 4

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED
TO THE SERIES 1 PREFERRED SHARES

The following special rights and restrictions shall be attached to the Preferred Shares of the Corporation.

4.1.	Non-Voting — The holders of the Series 1 Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose and shall not be entitled to receive notice of, or to attend any meetings of the shareholders of the Corporation, except meetings at which only holders of the Series 1 Preferred Shares are entitled to vote or otherwise as required at law.

4.2.	Capital Distribution — In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (whether voluntary or involuntary) or upon a reduction of capital (any of which events are referred to as a “Capital Distribution”), the holders of the Series 1 Preferred Shares shall, before any amount is paid or any property or assets of the Corporation is distributed to the holders of any class of the Common Shares of the Corporation or other shares of the Corporation ranking junior to the Series 1 Preferred Shares, be entitled to receive equally on a per share basis, in respect of each Series 1 Preferred Share held, the Redemption Price (defined below) together with any declared but unpaid dividends or any unpaid cumulative dividends to which the holder may be entitled. On payment of the amount so payable to them, the holders of the Series 1 Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.3	Dividends — The holders of the Series 1 Preferred Shares shall be entitled to receive, out of monies of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as

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may be declared by the directors of the Corporation from time to time in respect of the Series 1 Preferred Shares. The directors of the Corporation shall be at liberty to declare dividends on the Series 1 Preferred Shares to the exclusion of any one or more classes of the Common Shares or other shares of the Corporation ranking junior to the Series 1 Preferred Shares and no holder of Series 1 Preferred Shares shall be entitled to receive dividends on parity with, or in priority to the holders of any other class or classes of shares entitled to receive dividends.

4.4.	Redemption Price — Subject to paragraphs 4.11 and 4.12, the “Redemption Price” in respect of each Series 1 Preferred Share, shall be:

(a)	if it was issued for cash, the amount paid-up on the Series 1 Preferred Share; or

(b)	if it was issued in exchange for property acquired by the Corporation or in exchange for the surrender of any other shares of the Corporation (the “Property”), either:

(i)	the amount designated by the directors of the Corporation as the value of the Property for the purposes of the exchange less an amount equal to the aggregate of any cash paid, promissory note issued and indebtedness assumed by the Corporation in partial payment for the Property (the “Deducted Amount”) all divided by the number of Series 1 Preferred Shares issued in exchange for the Property (the “Subject Preferred Shares”); or

(ii)	the amount otherwise designated by the directors of the Corporation.

4.5.	Redeemable at Corporation’s Option — The Corporation may at any time, upon giving notice as provided, redeem the whole or from time to time any part of the Series 1 Preferred Shares then outstanding by payment of the Redemption Price for each share to be redeemed together with any declared but unpaid dividends thereon (the Redemption Price together with any applicable dividends in respect of each share to be redeemed is referred to as the “Redemption Price”). It shall not be necessary for any redemption by the Corporation of any of the Series 1 Preferred Shares to be made on a pro rata basis and, accordingly, the number and class of the Series 1 Preferred Shares to be redeemed may be selected by the directors in their absolute discretion.

4.6.	Redemption Procedure by Corporation — If, pursuant to paragraph 4.5, the Corporation desires to redeem all or a portion of the Series 1 Preferred Shares outstanding:

(a)	Notice — The Corporation shall, at least 10 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of the Series 1 Preferred Shares to be redeemed (the “Redeemable Shares”), a notice in writing of the intention of the Corporation to redeem the Redeemable Shares. The notice shall be mailed in a prepaid envelope addressed to each such shareholder at the shareholder’s address as it appears on the register of shareholders of the Corporation or, if the register of shareholders does not have an address for the shareholder, then to the last known address of the shareholder, provided that the accidental failure to give any notice to one or more shareholders shall not affect the validity of the redemption. The notice shall set out the Redemption Price for the Redeemable Shares to be redeemed, the date on which the redemption is to take place and, if only part of the Series 1 Preferred Shares held by a shareholder is to be redeemed, the number of those Series 1 Preferred Shares to be redeemed.

(b)	Payment — On the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Redeemable Shares to be redeemed the Redemption Price for each Redeemable Share to be redeemed on presentation and surrender, at the registered office of the Corporation or at any other place designated in the notice, of the certificate or certificates for the Redeemable Shares called for redemption, upon which the Redeemable Shares shall be deemed to be redeemed and shall be cancelled. If a part only of the Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(c)	Rights — From and after the date specified in the notice, the holders of the Redeemable Shares called for redemption shall not be entitled to exercise any of the rights of shareholders in respect

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of the Redeemable Shares unless payment of the Redemption Price for each Redeemable Share to be redeemed is not made upon presentation of the share certificates in accordance with the foregoing provisions, in which case the rights of the holders of the Redeemable Shares shall remain unaffected until payment of the Redemption Price for each Redeemable Share to be redeemed is made.

(d)	Failure to Present — If any holders of any Redeemable Shares called for redemption fail to present, on the date specified for redemption, the certificate or certificates representing the Redeemable Shares called for redemption, the Corporation shall have the right to deposit the Redemption Price for each Redeemable Share to be redeemed to a special account in any bank listed in Schedule I of the Bank Act (Canada) (as may be amended or changed from time to time) or trust company in Canada, to be paid without interest to or to the order of the respective holders of the Redeemable Shares called for redemption upon presentation and surrender to the bank or trust company of the certificate or certificates representing the Redeemable Shares called for redemption. Upon that deposit being made, the Redeemable Shares in respect of which the deposit was made shall be deemed to be redeemed, shall be cancelled and the rights of the holders of those Redeemable Shares after the deposit shall be limited to receiving without interest their proportionate part of the aggregate of the Redemption Price deposited less any charges of the bank or trust company against presentation and surrender of the certificate or certificates representing the Redeemable Shares called for redemption held by them respectively.

(e)	Waiver — Notwithstanding the foregoing, the holders of the Redeemable Shares may waive notice of any redemption by instrument or instruments in writing.

4.7.	Redeemable at Holder’s Option — Any holder of the Series 1 Preferred Shares may, by giving notice as hereinafter provided, require the Corporation to redeem at any time the whole or from time to time any part of the Series 1 Preferred Shares held by that holder upon payment of the Redemption Price for each share to be redeemed together with any declared but unpaid dividends thereon (the Redemption Price together with any applicable dividends in respect of each share to be redeemed is referred to as the “Retraction Price”).

4.8.	Redemption Procedure by Holder — If, pursuant to paragraph 4.7, any holder of the Series 1 Preferred Shares desires the Corporation to redeem all or any part of the Series 1 Preferred Shares registered in the name of that holder:

(a)	Notice — That holder shall, at least 10 days before the date specified for redemption, give written notice thereof to the Corporation at its registered office. The notice shall set out the date on which the redemption is to take place and, if only part of the Series 1 Preferred Shares held by that holder is to be redeemed, the number thereof to be redeemed (the “Retractable Shares”).

(b)	Payment — On the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of that holder the Retraction Price for each Retractable Share to be redeemed on presentation and surrender at the registered office of the Corporation of the certificate or certificates for the Retractable Shares called for redemption. The Retractable Shares shall thereupon be deemed to be redeemed and shall be cancelled. If a part only of the Preferred Shares represented by a certificate is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(c)	Failure to Present — If any holder of Retractable Shares called for redemption fails to present, on the date specified for redemption, the certificate or certificates for the Retractable Shares to be redeemed, the Corporation shall have the right to deposit the Retraction Price for each Retractable Share to be redeemed to a special account in any bank listed in Schedule I of the Bank Act (Canada) (as may be amended or changed from time to time) or trust company in Canada, to be paid without interest to or to the order of that holder upon presentation and surrender to the bank or trust Corporation of the certificate or certificates representing the Retractable Shares called for redemption. Upon that deposit being made, the Retractable Shares in respect of which the deposit

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was made, shall be deemed to be redeemed, shall be cancelled and the rights of the holder after the deposit shall be limited to receiving without interest the holder’s proportionate share of the aggregate of the Retraction Price deposited less any charges of the bank or trust Corporation against presentation and surrender of the certificate or certificates for the Retractable Shares called for redemption.

(d)	Waiver — Notwithstanding the foregoing, the Corporation may waive notice of any redemption by instrument or instruments in writing.

4.9.	Failure to Redeem — Subject to paragraph 4.10, if the Corporation fails to redeem the Retractable Shares on the date specified for redemption, the holder of the Retractable Shares called for redemption, in addition to any other rights the holder may have against the Corporation at law or in equity for failing to redeem the Retractable Shares called for redemption, shall be entitled to receive for each Series 1 Preferred Share which was not redeemed, out of any or all profits or surplus available for dividends, in preference or priority to any payment of non-cumulative dividends on the Series 1 Preferred Shares or any class of the Common shares of the Corporation, cumulative dividends at the rate of 2% per quarter on the Redemption Price of each Series 1 Preferred Share that was not redeemed. The cumulative dividends herein provided for shall accrue from the date specified for redemption until payment of the Retraction Price for each Retractable Share to be redeemed has been made.

4.10.	Restriction on Redemption Rights — Nothing herein shall be deemed to permit or oblige the Corporation to redeem or repurchase any of the Series 1 Preferred Shares of the Corporation if the redemption or repurchase would contravene any applicable statute, regulation or rule of law or equity.

4.11.	Price Adjustment — If any federal or provincial taxing authority assesses or reassesses the Corporation or a holder or former holder of the Subject Preferred Shares on the basis of a determination that the aggregate fair market value of the Property less the Deducted Amount is an amount other than the aggregate of the Redemption Price of the Subject Preferred Shares as determined and designated by the directors of the Corporation (the “Subject Redemption Price”), and the assessment or reassessment is not disputed by the Corporation or holder or former holder or, if the assessment or reassessment is disputed, a final settlement is reached with the applicable taxing authority or a court of competent jurisdiction makes a final determination that the value of the Property less the Deducted Amount at the effective time of the exchange is an amount other than the aggregate of the Subject Redemption Price of the Subject Preferred Shares (any one of which events is herein called the “Final Determination”), then the aggregate fair market value of the Property as determined by the Final Determination (the “New Value”) less the Deducted Amount, divided by the number of the Subject Preferred Shares issued in exchange therefor shall be the “New Redemption Price” and the following shall apply:

(a)	No Redemption — If none of the Subject Preferred Shares have been redeemed, the Subject Redemption Price of each of the Subject Preferred Shares shall be increased or decreased nunc pro tunc, as the case may be, to the New Redemption Price provided that if the New Redemption Price is zero or a negative number, the Subject Redemption Price for each of the Subject Preferred Shares shall be nil and, if the New Redemption Price is a negative number, the holder or holders of the Subject Preferred Shares shall pay, in respect of each Subject Preferred Share held, in cash and on demand, to the Corporation an amount equal to the amount required to bring the New Redemption Price to zero.

(b)	All or Partial Redemption — If at the time of the Final Determination all or some of the Subject Preferred Shares have been redeemed prior to the Final Determination, the following adjustments shall be made:

(i)	if the New Redemption Price is zero or a negative number, the Subject Redemption Price for each of the remaining Subject Preferred Shares, if any, shall be nil and, if the New

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Redemption Price is a negative number, the holder or holders of the remaining Subject Preferred Shares shall pay in respect of each Subject Preferred Share held, in cash and on demand, to the Corporation an amount equal to the amount required to bring the New Redemption Price to zero. The holder or holders of the Subject Preferred Shares previously redeemed shall pay in respect of each Subject Preferred Share previously redeemed, in cash and on demand, to the Corporation an amount equal to the sum of (i) the Subject Redemption Price previously paid by the Corporation for the redemption of that Subject Preferred Share, and (ii) the amount required to bring the New Redemption Price to zero if the New Redemption Price is a negative number; or

(ii)	if the New Redemption Price is a positive number, the Subject Redemption Price for each of the remaining Subject Preferred Shares, if any, shall be increased or decreased, as the case may be, nunc pro tunc, to the New Redemption Price. If the New Redemption Price is less than the Subject Redemption Price, the holder or holders of the Subject Preferred Shares previously redeemed shall pay, in respect of each Subject Preferred Share previously redeemed, in cash and on demand, to the Corporation an amount equal to the amount by which the Subject Redemption Price previously paid for the redemption of that Subject Preferred Share exceeds the New Redemption Price. If the New Redemption Price is greater than the Subject Redemption Price, the Corporation shall pay, in respect of each Subject Preferred Share previously redeemed, in cash and on demand, to the holder or holders of the previously redeemed Subject Preferred Shares, an amount equal to the amount by which the New Redemption Price exceeds the Subject Redemption Price previously paid for the redemption of that Subject Preferred Share.

(c)	Independent Adjustments — In the event that there is more than one holder of the Subject Preferred Shares and the Subject Preferred Shares have been redeemed other than on a pro rata basis, then the adjustments contemplated in this paragraph 4.11 shall be made on an independent basis as if the Subject Preferred Shares held by each holder were all of the Subject Preferred Shares and that the Corporation had received, in exchange for the Subject Preferred Shares held by each holder, respectively, only that portion of the Property which is equal to the proportion that the number of Subject Preferred Shares held by each holder bears to the total number of Subject Preferred Shares.

4.12.	Adjustment of Contributed Surplus — If a Final Determination is made, the amount of the contributed surplus, in the aggregate, recorded on the books of the Corporation at the time of the issuance of the Subject Preferred Shares in consideration of the Property shall be increased or decreased, as the case may be, so that the aggregate amount of the contributed surplus, after adjustment, is increased or decreased by the positive or negative difference, respectively, as the case may be, between (i) the New Value less the Deducted Amount and (ii) the Subject Redemption Price of the Subject Preferred Shares multiplied by the number of Subject Preferred Shares originally issued. The directors of the Corporation shall be authorized to make all adjustments, retroactively to the date of issue of the Subject Preferred Shares, as may be necessary to give effect to this paragraph 4.12.

4.13.	Acknowledgement by Holder — Before redeeming any Subject Preferred Shares the directors of the Corporation shall be entitled to receive from each holder of those Subject Preferred Shares to be redeemed a document containing an acknowledgement of the terms of paragraphs 4.11 and 4.12 and a commitment under seal that the holder will be bound by those terms, which commitment shall be binding on the holder and the holder’s heirs, executors, administrators, representatives, successors and assigns.

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APPENDIX B

FORM OF SHAREHOLDERS’ BY-LAW RESOLUTION

BE IT RESOLVED, AS AN ORDINARY RESOLUTION THAT By-Law No. 1, being a By-law relating generally to the transaction of business and affairs of Ainsworth Lumber Co. Ltd. (the “Company”), in substantially the form attached as Appendix “K” to the management proxy circular of the Company dated June 24, 2008, is approved as a By-law of the Company.

FORM OF SHAREHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) the plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Ainsworth Lumber Co. Ltd. (the “Company”) involving the Company, as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix “E” to the management proxy circular of the Company dated June 24, 2008 (the “Circular”), be and is hereby authorized, approved and adopted;

(2) notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the British Columbia Supreme Court, the board of directors of the Company, without further notice to, or approval of, the securityholders of the Company, are hereby authorized and empowered to (A) amend the Plan, to the extent permitted by the Plan, and (B) subject to the terms of the Plan, determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

(3) any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Company or otherwise, and delivered articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

(4) the proper officers and authorized signatories of Computershare Investor Services Inc. and The Bank of New York be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

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APPENDIX C

FORM OF NOTEHOLDERS’ RESOLUTIONS

NOTEHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1) the Plan of Arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Ainsworth Lumber Co. Ltd. (the “Company”), as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix “E” to the management proxy circular of the Company dated June 24, 2008 (the “Circular”), be and is hereby authorized, approved and adopted;

(2) notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the British Columbia Supreme Court, the board of directors of the Company, without further notice to, or approval of, the securityholders of the Company, are hereby authorized and empowered to (A) amend the Plan, to the extent permitted by the Plan, and (B) subject to the terms of the Plan, determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

(3) any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Company or otherwise, and delivered articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

(4) the proper officers and authorized signatories of Computershare Investor Services Inc. and The Bank of New York be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

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APPENDIX D

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
AMONG
AINSWORTH LUMBER CO. LTD.
- and -
AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP
- and -
AINSWORTH GP LTD.
Dated: June 24, 2008

ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT dated June 24, 2008,

AMONG:
AINSWORTH LUMBER CO. LTD., a corporation incorporated under the laws of the Province of British Columbia,
(the “Company”)
AND:
AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP, a partnership formed under the laws of the Province of British Columbia
(the “Partnership”)
AND:
AINSWORTH GP LTD., a corporation formed under the laws of Canada
(the “GP”)

WHEREAS the GP, the Partnership and the Company intend to effect a series of transactions which will result in the recapitalization of the Company, including a Plan of Arrangement pursuant to the provisions of the Canada Business Corporations Act involving the Company, the GP, the Partnership, the holders of Existing Common Shares and the holders of Existing Notes;

AND WHEREAS pursuant to the Plan of Arrangement the Company will, among other things, effect the Asset Sale, whereby all of the Business Assets of the Company will be transferred to the Partnership in return for units of the Partnership;

AND WHEREAS the Support Noteholders have entered into the Noteholder Support Agreement pursuant to which the Support Noteholders have agreed to support and vote their Existing Notes in favour of the Plan of Arrangement;

AND WHEREAS certain of the Shareholders have entered into Shareholder Support Agreements pursuant to which they have agreed to support and vote their Existing Common Shares in favour of the Plan of Arrangement; and

AND WHEREAS the Board, following consultation with its financial and legal advisors and after receiving the recommendations of the Special Committee regarding the Arrangement and the consideration to be paid to the Shareholders and Noteholders under the Recapitalization, has approved this Agreement and has unanimously agreed to make a recommendation that Securityholders vote in favour of the resolutions approving the Arrangement.

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1  Definitions

In this Agreement, unless something in the subject matter or the context is inconsistent therewith:

“Additional Backstop Parties” means Eligible Qualifying Noteholders, other than the Initial Backstop Parties, who have become parties to the Backstop Commitment by the Additional Backstop Participation Deadline.

“Additional Backstop Participation Deadline” means July 18, 2008 or such later date as Ainsworth may determine is appropriate in the circumstances with consent of the Initial Backstop Parties and the Additional Noteholder Committee.

“Additional Noteholder Committee” means an ad hoc group of certain Noteholders formed relating to the Recapitalization, certain of which Noteholders have also become Additional Backstop Parties and Support Noteholders.

“Ainsworth” or the “Company” means Ainsworth Lumber Co. Ltd. both before and after the Continuance.

“Ainsworth Consultants” means D. Michael Ainsworth and Catherine E. Ainsworth, the Executive Vice-President and Chief Operating Officer of the Company, respectively, as of the date hereof.

“Ainsworth Executive Group” means Brian E. Ainsworth, D. Allen Ainsworth, Catherine E. Ainsworth, D. Michael Ainsworth, Kevin J. Ainsworth and Douglas I. Ainsworth.

“Agreement” means this arrangement agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, national, multinational, state, provincial, regional, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, by-law, regulation, order, injunction, judgment, decree, ruling, policy, notice, direction, authorization, or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, as amended, that is binding upon or applicable to such Person or its assets.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement) each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the GP and the Company in respect of the Arrangement, that are required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective.

“Asset Sale” means the sale of all the Business Assets of the Company to the Partnership in exchange for units of the Partnership equal to the fair market value of the Business Assets, provided, however, that Ainsworth GP, in its capacity as a general partner of the Partnership, will hold the Forest Tenures, for and on behalf of, the Partnership.

“Backstop Commitment” means the agreement by the Backstop Parties to acquire any New Notes that are not purchased by the Eligible Qualifying Noteholders in the New Note Private Placement.

“Backstop Parties” means the Noteholders that have provided the Backstop Commitment, which, for greater certainty, includes the Initial Backstop Parties and the Additional Backstop Parties.

“Board of Directors” or “Board” means the board of directors of the Company immediately prior to the Completion Time.

“Business Assets” means all of the assets of the Company other than shares of its subsidiaries, its interest in the Partnership and any inter-company receivables.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“Completion Date” means the day that is immediately following the Effective Date.

“Completion Time” means the time on the Completion Date at which all of the steps in the Plan of Arrangement have been completed

“Consulting Agreements” means the agreements between the Company and each of the Ainsworth Consultants to be entered into in connection with the Recapitalization.

“Continuance” means the transfer by way of continuance of the Company from being organized under the laws of British Columbia under Section 308 of the Business Corporations Act (British Columbia) to being organized under the laws of the jurisdiction of Canada under Section 187 of the CBCA.

“Court” means the Supreme Court of British Columbia.

“Credit Facilities” means, collectively, the US$53.7 million credit agreement between the Company and Merrill Lynch Capital Canada Inc. dated September 29, 2006; the US$102.6 million credit facility between the Company and Goldman Sachs Credit Partners L.P., among others, dated June 26, 2007; and the €19.4 million loan agreement among the Company, Deutsche Bank Luxembourg S.A., as lender, and Deutsche Bank Aktiengesellschaft, dated September 1, 2005 as amended by Amendment No. 1 dated September 7, 2006.

“Director” means the Director appointed under Section 260 of the CBCA.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director under the CBCA.

“Effective Time” means 11:59 a.m. on the Effective Date.

“Eligible Qualifying Noteholders” means, collectively, Qualifying Noteholders and Substituted Qualifying Purchasers.

“Exchange” means the Toronto Stock Exchange.

“Existing Credit Facility” means the Credit Facility evidenced by that certain Credit and Guaranty Agreement, dated as of June 26, 2007 (as amended, amended and restated, supplemented or otherwise modified from time to time), among the Company, certain subsidiaries of the Company, various lenders from time to time party thereto, and Goldman Sachs Credit Partners L.P., as Administrative Agent and Collateral Agent, together with its successors and assigns in such capacity.

“Existing Common Shares” means the common shares without par value in the capital of the Company that are issued and outstanding immediately prior to the Effective Time.

“Existing Notes” means, collectively, the Company’s Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014.

“Final Order” means the final order of the Court approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Fully Diluted Basis” means the number of New Common Shares that would be issued and outstanding after giving effect to the transactions contemplated by the Plan of Arrangement and assuming the exercise of all the Noteholder Warrants into New Common Shares, but prior to the exercise of any Shareholder Warrants into New Common Shares.

“Forest Tenures” means any tree farm license, woodlot licence, pulpwood agreement, forest licence, forest management agreement, timber licence, timber permit, wood supply commitment, forest resource licence or forest resource processing facility license held by the Company at the Effective Date pursuant to the laws of the Provinces of British Columbia, Alberta or Ontario.

“Goldman Consent and Amendment” means the amendment, consent and waiver agreement that is Exhibit B to an agreement dated as of June 16, 2008, between the Company, the Initial Backstop Parties and certain lenders, providing for certain amendments to the Existing Credit Facility and for certain consents and waivers pursuant thereto in respect of the Arrangement and the Recapitalization, including the transactions contemplated in the Plan of Arrangement.

“Governmental Authority” means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchange.

“GP” means the general partner of the Partnership, Ainsworth GP Ltd., a company formed under the laws of Canada.

“Initial Backstop Parties” means HBK Master Fund L.P. Barclays Bank PLC and Tricap Partners II L.P.

“Interim Order” means the interim order of the Court, as the same may be amended by the Court, providing for, among other things, the calling of the Meetings and providing declarations and directions with respect to the Continuance, the dissent procedures with respect to the Continuance and the Arrangement.

“Meetings” means, together, the Shareholders’ Meetings and the Noteholders’ Meeting.

“New Common Shares” means the Class A Common Shares in the capital of the Company to be issued pursuant to the Plan of Arrangement which shall be designated as “common shares” after cancellation of the Existing Common Shares.

“New Note Private Placement” means the concurrent private placement of New Notes to Eligible Qualifying Noteholders.

“New Notes” means the US$200 million aggregate principal amount of 11% senior unsecured notes due 2015 offered by the Company to Eligible Qualifying Noteholders and the Backstop Parties pursuant to the New Note Private Placement.

“Noteholders” means holders of the Existing Notes.

“Noteholders’ Arrangement Resolution” means the resolution of the Noteholders to approve the Arrangement, to be passed by the requisite number of affirmative votes of the Noteholders at the Noteholders Meeting, the full text of which is set out as Schedule “B” to this Agreement.

“Noteholders’ Meeting” means the meeting of the Noteholders to be held on July 24, 2008.

“Noteholder Support Agreement” means the support agreement among the Company and the Support Noteholders who hold approximately 80% of the Total Existing Note Value and pursuant to which the Support Noteholders have agreed, among other things, to support and vote in favour of the Noteholders’ Arrangement Resolution.

“Noteholder Warrants” means the non-voting, unlisted warrants issued under the Plan of Arrangement to certain Noteholders, having the terms described in the Plan of Arrangement.

“Parties” means, collectively, the Company, the GP and the Partnership and “Party” means any one of them.

“Partnership” means Ainsworth Engineered Canada Limited Partnership, a partnership formed under the laws of the Province of British Columbia.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule “C” to this Agreement and any amendments or modifications or supplements thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Qualifying Noteholder” means a Noteholder at the Record Date that (a) if the Noteholder is resident in the United States, such Noteholder is a “qualified institutional buyer” within the meaning of Rule 144A under the 1933 Act or, (b) in the case of a Noteholder resident in a province or territory of Canada, is an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities

Administrators, or (c) in the case of a Noteholder resident outside of Canada or the United States, can demonstrate to the Company that it is qualified to subscribe for New Notes in accordance with applicable laws.

“Recapitalization” means the transactions contemplated in the Plan of Arrangement, the Recapitalization Resolutions and the New Note Private Placement.

“Recapitalization Resolutions” means, collectively, the resolution approving the Continuance, the resolution approving By-law No. 1 of the Company, the Shareholders’ Arrangement Resolution and the Noteholders’ Arrangement Resolution.

“Severance Agreements” means the severance agreements and releases between the Company and the Ainsworth Executive Group to be entered into in connection with the Recapitalization.

“Shareholder Warrants” means the rights to receive an aggregate of 8,695,652 New Common Shares (representing 8% of the New Common Shares on a fully diluted basis, taking into account the exercise of all Noteholder Warrants and all Shareholder Warrants, or approximately 59.36 New Common Shares for 100 Existing Common Shares) if, on or prior to the Warrant Expiry Date, the then current market price of a New Common Share equals or exceeds a barrier price equal to US$1.20 billion divided by the number of New Common Shares outstanding as of the Completion Date on a Fully Diluted Basis, or if such barrier price is not met on or prior to the Warrant Expiry Date, an aggregate number of additional New Common Shares for all Shareholder Warrants representing 0.02% of the New Common Shares on a fully diluted basis, in each case without the payment of additional consideration and in accordance with the terms of the Warrant Indenture.

“Shareholders” means holders of Existing Common Shares.

“Shareholders’ Arrangement Resolution” means the special resolution of the Shareholders to approve the Plan of Arrangement, to be passed by the requisite number of affirmative votes of the Shareholders, the full text of which is set forth in Schedule “A” to this Agreement.

“Shareholders’ Meetings” means meetings of the Shareholders’ to be held on July 24, 2008.

“Shareholders’ Support Agreements” means the support agreements between the Company and the Support Shareholders, pursuant to which such Shareholders have agreed to support and vote in favour of the resolutions required to give effect to the Recapitalization, including the Shareholders’ Arrangement Resolution.

“Special Committee” means an independent committee appointed by the Board of Directors, currently consisting of Douglas B. Buchanan, Robert A. Fairweather, K. Gordon Gruun and W. Gordon Lancaster, to review the terms of the Recapitalization and to provide a recommendation to the Board with respect to the Recapitalization.

“Substituted Qualifying Purchaser” means a person who is able to make one of the representations in subsection (a), (b), or (c) of the definition of Qualifying Noteholder and that has, prior to the Additional Backstop Participation Deadline, acquired Existing Notes from a Noteholder that is not, as of the Record Date, a Qualifying Noteholder.

“Support Noteholders” means certain Noteholders holding, in aggregate, approximately 80% of the Existing Notes, each of which has entered into the Noteholder Support Agreement.

“Total Existing Note Value” means US$832,540,000, being the aggregate principal amount of the Existing Notes.

“Trust” means The Ainsworth Charitable Trust 2008.

“Trustee” means The Bank of New York.

“U.S. Reorganization” means the series of transactions to be undertaken by the Company pursuant to which (a) the Company will form a wholly owned manager-managed limited liability company (“New LLC”), (b) Ainsworth Engineered (USA), LLC will sell all of its assets to New LLC for a non-interest bearing demand promissory note and the assumption of the liabilities of Ainsworth Engineered (USA), LLC and (c) Ainsworth Engineered (USA), LLC will be wound-up into the Company and in the course of such winding-up will distribute its remaining property to the Company.

“Warrant Indenture” means the warrant indenture between the Company and Computershare Trust Company of Canada to be dated as of the Completion Date providing for the issuance of the Shareholder Warrants.

Section 1.2  Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.

Section 1.3  Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

Section 1.4  Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

Section 1.5  Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A” — Shareholders’ Arrangement Resolution

Schedule “B” — Noteholders’ Arrangement Resolution

Schedule “C” — Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

Section 2.1  Arrangement

The GP, the Partnership and the Company agree, subject to such changes as may be mutually agreed to by the Parties in accordance with this Agreement, that:

(a)	the Arrangement, including the Asset Sale, will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement; and

(b)	at 12:01 a.m. on the date immediately following the Effective Date the Partnership will issue to the Trust 100 class B units of the Partnership for an aggregate purchase price of Cdn$1,000,000.

Section 2.2  Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. As soon as practicable, but, subject to the proviso below, in no event later than the third Business Day after the satisfaction or the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction of those conditions as of the Effective Date) set forth in Article 3, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed with the Director. The closing of the transactions contemplated hereby will take place on the Effective Date at the offices of Blake, Cassels & Graydon LLP (Vancouver) or at such other location as may be agreed upon by the Parties.

ARTICLE 3

CONDITIONS

Section 3.1  Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement and the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may, subject to the Noteholder Support Agreement and Backstop Commitment, only be waived with the mutual consent of the Parties:

(a)	the Credit Agreements shall have been amended to permit the Recapitalization;

(b)	the Company will have completed the U.S. Reorganization;

(c)	the Continuance must be approved by the Shareholders and be completed;

(d)	subject to any further order of the Court, the Plan of Arrangement must be submitted to the Noteholders and Shareholders for their approval and approved in the manner set forth in the Interim Order;

(e)	the Final Order must be obtained in form and substance satisfactory to the Company and the Initial Backstop Parties, acting reasonably;

(f)	the Articles of Arrangement shall have been filed with the Director;

(g)	the Consulting Agreements and Severance Agreements shall have been executed and delivered by all the parties thereto;

(h)	the Goldman Consent and Amendment shall have been executed and delivered and all arrangements, agreements and steps (all in form and substance satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement)) necessary to provide any additional or supplemental security pursuant to the Goldman Consent and Amendment have been completed or shall be capable of completion in accordance with the terms of the Goldman Consent and Amendment.

(i)	no action shall have been instituted and be continuing on the Completion Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Recapitalization and no cease trading or similar order with respect to any securities of the Company shall have become effective or threatened;

(j)	the Trustee shall not have objected in any respect to, or taken any action that would or could adversely affect, the Recapitalization nor shall the Trustee have taken any action that challenges the validity or effectiveness of the procedures used by the Company in effecting the Recapitalization;

(k)	the Company shall have taken all necessary corporate action and proceedings in connection with the Recapitalization;

(l)	No dissent rights shall have been exercised with respect to the Continuance with respect to more than 5% of the Existing Common Shares;

(m)	all applicable governmental, regulatory and judicial consents, and any other third party consent, shall have been obtained;

(n)	the closing of subscriptions for New Notes shall have occurred including payment by the subscribers to the Company for the New Notes of US$200 million in the aggregate;

(o)	all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement) including, certain other agreements, consents and other documents specified in the Noteholder Support Agreement;

(p)	the Company shall have satisfied all of its obligations and covenants under the Noteholder Support Agreement and the Backstop Commitment Letter which, by their terms, must be satisfied prior to the Effective Time; and

(q)	the Exchange shall have conditionally approved, as of the Effective Date, the listing of the New Common Shares issued under the Recapitalization, the Shareholder Warrants and the New Common Shares underlying the Shareholder Warrants and Noteholder Warrants.

Section 3.2  Satisfaction of Conditions

The conditions precedent set out in Section 3.1 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following the filing of the Articles of Arrangement.

ARTICLE 4

MUTUAL COVENANTS

Section 4.1  Regarding the Arrangement

Subject to the terms and conditions of this Agreement, each of the GP, the Partnership and the Company shall use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Plan of Arrangement and the transactions contemplated by this Agreement as soon as practicable.

Section 4.2  Section 97(2)

The parties hereby acknowledge and agree that the sale of the Business Assets to the Partnership contemplated by this Agreement is to be carried out in accordance with subsection 97(2) of the Income Tax Act (Canada) (and any provincial equivalent). The Company and the Partnership hereby agree that they will jointly elect, pursuant to subsection 97(2) of the Act in prescribed form, within the time required and in accordance with all of the provisions of the Act, so that for income tax purposes, the agreed election amount for the Business Assets shall be equal to the amount determined by the Company within the limits prescribed within the Income Tax Act (Canada).

Section 4.3  Non-Transferable and Non-Assignable Assets

To the extent that any of the Business Assets to be transferred to the Partnership at the Effective Time, or any claim, right or benefit arising under or resulting from such Business Assets (collectively, the “Rights”) is not capable of being transferred without the approval, consent or waiver of any third Person, or if the transfer of a Right would constitute a breach of any obligation under, or a violation of, any Applicable Law unless the approval, consent or waiver of such third Person is obtained, then, except as expressly otherwise provided in this Agreement and without limiting the rights and remedies of the Partnership contained elsewhere in this Agreement, this Agreement shall not constitute an agreement to transfer such Rights unless and until such approval, consent or waiver has been obtained. After the Effective Time and until all such Rights are transferred to the Partnership, the Company shall, with any reasonable related expense being paid by the Partnership:

(a)	maintain its existence and hold the Rights in trust for the Partnership;

(b)	comply with the terms and provisions of the Rights as agent for the Partnership at the Partnership’s cost and for the Partnership’s benefit;

(c)	cooperate with the Partnership in any reasonable and lawful arrangements designed to provide the benefits of such Rights to the Partnership; and

(d)	enforce, at the request of the Partnership, any rights the Company may have arising from such Rights against any third Person, including the right to elect to terminate any such Rights in accordance with the terms of such Rights upon the written direction of the Partnership.

In order that the full value of the Rights may be realized for the benefit of the Partnership, the Company shall, at the request and expense and under the direction of the Partnership, in the name of the Company or otherwise as the Partnership may specify, take all such action and do or cause to be done all such things as are, in the opinion of the Partnership, reasonably exercised, necessary or proper in order that the obligations of the Company under such Rights may be performed in such manner that the value of such Rights is preserved and enures to the benefit of the Partnership, and that any moneys due and payable and to become due and payable to the Partnership in and under the Rights are received by the Partnership. The Company shall promptly pay to the Partnership all moneys collected by or paid to the Company in respect of every such Right.

ARTICLE 5

TERMINATION

Section 5.1  Termination

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement by the Shareholders, Noteholders and/or the Court) by mutual written agreement of the Company and the GP.

Section 5.2  Effect of Termination; Limited Recourse

If this Agreement is terminated pursuant to Section 5.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto.

ARTICLE 6

GENERAL PROVISIONS

Section 6.1  Governing Law; Jurisdiction; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract.

Section 6.2  Time of Essence

Time is of the essence of this Agreement.

Section 6.3  Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.4  Amendments

This Agreement and the Plan of Arrangement may, subject to the Plan of Arrangement, Interim Order, Final Order and Applicable Laws, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Plan of Arrangement, Interim Order, Final Order and Applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

Section 6.5  Counterparts, Execution

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the GP, Partnership and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.

By:	Catherine Ainsworth (signed)
Name:

Title:

AINSWORTH ENGINEERED CANADA
LIMITED PARTNERSHIP, by its general
partner, AINSWORTH GP LTD.

By:	Catherine Ainsworth (signed)
Name:

Title:

AINSWORTH GP LTD.

By:	Catherine Ainsworth (signed)
Name:

Title:

SCHEDULE “A”

SHAREHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) the plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of the Company involving the Company, as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix “E” to the management proxy circular of the Company dated June 24, 2008 (the “Circular”), be and is hereby authorized, approved and adopted;

(2) notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the British Columbia Supreme Court, the board of directors of the Company, without further notice to, or approval of, the securityholders of the Company, are hereby authorized and empowered to (A) amend the Plan, to the extent permitted by the Plan and (B) subject to the terms of the Plan, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

(3) any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Company or otherwise, and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

(4) the proper officers and authorized signatories of Computershare Investor Services Inc. and The Bank of New York be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

SCHEDULE “B”

NOTEHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1) the Plan of Arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Ainsworth Lumber Co. Ltd. (the “Company”) as more particularly described and set forth in the Plan of Arrangement (the “Plan”) set forth in Appendix “E” to the management proxy circular of the Company dated June 24, 2008 (the “Circular”), be and is hereby authorized, approved and adopted;

(2) notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the British Columbia Supreme Court, the board of directors of the Company, without further notice to, or approval of, the securityholders of the Company, are hereby authorized and empowered to (A) amend the Plan, to the extent permitted by the Plan and (B) subject to the terms of the Plan, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

(3) any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Company or otherwise, and delivered articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

(4) the proper officers and authorized signatories of Computershare Investor Services Inc. and The Bank of New York be and are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

SCHEDULE “C”

PLAN OF ARRANGEMENT

See Appendix E of this Circular

APPENDIX E

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1  Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the meanings hereinafter set forth:

“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.

“Additional Backstop Participation Deadline” means July 18, 2008 or such later date as Ainsworth may determine is appropriate in the circumstances with the consent of the Initial Backstop Parties and the Additional Noteholder Committee.

“Additional Backstop Parties” means Eligible Qualifying Noteholders, other than the Initial Backstop Parties, who have become parties to the Backstop Commitment by the Additional Backstop Participation Deadline.

“Additional Noteholder Committee” means the Additional Noteholder Committee, as defined in the Noteholder Support Agreement.

“Ainsworth” or the “Company” means Ainsworth Lumber Co. Ltd.

“Ainsworth GP” means Ainsworth GP Ltd., a company incorporated under the laws of Canada, a wholly owned subsidiary of Ainsworth.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Arrangement Agreement” means the arrangement agreement, dated June 20, 2008, between Ainsworth, Ainsworth GP and the Partnership and any amendment thereto made in accordance with such agreement and with the consent of the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement).

“Arrangement Resolutions” means the resolutions of the Shareholders and Noteholders approving the Arrangement considered at the Shareholders’ and Noteholders’ Meeting, respectively.

“Articles of Arrangement” means the articles of arrangement of Ainsworth GP and the Company in respect of the Arrangement, that are required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective.

“Backstop Commitment” means the agreement by the Backstop Parties to acquire any New Notes that are not purchased by the Eligible Qualifying Noteholders in the New Note Private Placement.

“Backstop Parties” means the Noteholders that have provided the Backstop Commitment, which, for greater certainty, includes the Initial Backstop Parties and the Additional Backstop Parties.

“Business Assets” means all of the assets of the Company immediately prior to the Effective Time other than shares of its subsidiaries, its interest in the Partnership and any inter-company receivables.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks are generally open for business in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended.

“Canfor Chip Dispute” means the claim by the Company against Canfor Forest Products Ltd. (“Canfor”) concerning the interpretation of a pricing formula in a Chip Sales Agreement between Ainsworth and Canfor. The claim asserts that Canfor has been paying less than the amount that Canfor is obligated to pay under the Agreement.

“CBCA” means the Canada Business Corporations Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.

“CDS” means CDS Clearing and Depository Services, Inc. or any successor thereof.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, which may be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of Articles of Arrangement in accordance with section 262 of the CBCA.

“Commitment Fee” means the cash fee (US$6 million) equal to 3% of the aggregate principal amount of the New Notes.

“Completion Date” means the day immediately following the Effective Date.

“Continuance” means the transfer by way of continuance of the Company from being organized under the laws of British Columbia under section 308 of the Business Corporations Act (British Columbia) to being organized under the laws of Canada under section 187 of the CBCA.

“Continuance Resolution” means the resolution of the Shareholders to approve the Continuance.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or any successor thereof.

“Director” means the Director appointed under section 260 of the CBCA.

“DTC” means The Depository Trust Company, or any successor thereof.

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Director under the CBCA.

“Effective Time” means 11:59 p.m. on the Effective Date.

“Eligible Qualifying Noteholders” means, collectively, Qualifying Noteholders and Substituted Qualifying Purchasers.

“Excess Shares” has the meaning ascribed thereto in subsection 4.5(b) of this Plan of Arrangement.

“Excess Warrants” has the meaning ascribed thereto in subsection 4.5(b) of this Plan of Arrangement.

“Entitlements” means the legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person: (a) with respect to or arising out of, or in connection with, the Existing Common Shares, including, without limitation, any options, warrants or other rights to acquire Existing Common Shares; (b) with respect to or arising out of, or in connection with, the Existing Notes and the Indentures (other than the right to be paid unpaid accrued interest on the Existing Notes up to and including March 31, 2008); and (c) to acquire or receive any of the foregoing as set forth in clauses (a) or (b).

“Existing Common Shares” means the common shares without par value in the capital of the Company that are duly issued and outstanding immediately prior to the Effective Time.

“Existing Notes” means, collectively, the Company’s Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014.

“Fair Market Value” means the fair market value of each New Common Share as at the date following the Effective Date, as determined by the board of directors of the Company.

“Final Order” means the final order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Forest Tenures” means any tree farm licence, woodlot licence, pulpwood agreement, forest licence, forest management agreement, timber licence, timber permit, wood supply commitment, forest resource licence or forest resource processing facility licence held by the Company as at the Effective Date pursuant to the laws of the Provinces of British Columbia, Alberta or Ontario.

“Fractional Holders” has the meaning ascribed thereto in subsection 4.5(b) of this Plan of Arrangement.

“Fractional Interests” has the meaning ascribed thereto in subsection 4.5(a) of this Plan of Arrangement.

“Fractional Share Cash Proceeds” has the meaning ascribed thereto in subsection 4.5(c) of this Plan of Arrangement.

“Fractional Warrant Cash Proceeds” has the meaning ascribed thereto in subsection 4.5(c) of this Plan of Arrangement.

“Fully Diluted Basis” means the number of New Common Shares that would be issued and outstanding after giving effect to the transactions contemplated by this Plan of Arrangement and assuming the exercise of all the Noteholder Warrants into New Common Shares, but prior to the exercise of any Shareholder Warrants into New Common Shares.

“Goldman Consent and Amendment” means the amendment, consent and waiver agreement that is Exhibit B to a lockup agreement dated as of June 16, 2008 between the Company, the Initial Backstop Parties and certain lenders, providing for certain amendments to the Goldman Credit Agreement and for certain consents and waivers pursuant thereto in respect of the Arrangement and the Recapitalization, including the transactions contemplated in this Plan of Arrangement.

“Goldman Credit Agreement” means the credit and guaranty agreement, dated as of June 26, 2007 (as amended), among Ainsworth as borrower, certain of Ainsworth’s subsidiaries as guarantors, various lenders, and Goldman Sachs Credit Partners L.P. as Administrative Agent and Collateral Agent.

“Grand Rapids Press Cylinder Dispute” means the claim, for costs in incurred and yet to be incurred, by the Company against Forest Product Technologies, Inc., Advance Manufacturing Corporation and Barberton Steel Industries Inc. alleging a breach of contract by the defendants in connection with Ainsworth’s purchase of defective press components..

“Indentures” means, collectively, the trust indentures under which the Existing Notes were issued by the Company, as amended, modified or supplemented from time to time.

“Indenture Trustee” means The Bank of New York, in its capacity as trustee under the Indentures.

“Initial Backstop Parties” means the Noteholder parties who are the “Initial Backstop Parties” under the Backstop Commitment.

“Interim Order” means the interim order of the Court, as the same may be amended by the Court, providing for, among other things, the calling of the Meetings and providing declarations and directions with respect to the Continuance, dissent procedures in respect of the Continuance, and the Arrangement.

“Letter of Transmittal” means the letter of transmittal for use by the Shareholders.

“Litigation” means the Potlatch Litigation, the Canfor Chip Dispute and the Grand Rapids Press Cylinder Dispute.

“Litigation Payments” means all compensation, damages, penalties, interest, costs and other payments, if any, paid, payable or to become payable by Ainsworth or its subsidiaries in or in relation to any of the Litigation, whether such compensation, damages, penalties, interest, costs or other payments are paid, payable or will become payable pursuant to a court order made at trial or upon appeal or pursuant to the terms of any settlement or other resolution of any of the Litigation.

“Meetings” means, together, the Shareholders’ Meeting and the Noteholders’ Meeting.

“Net Litigation Proceeds” means the proceeds actually received by Ainsworth or its subsidiaries from the full and final determination or settlement of each claim in the Litigation, after deduction of: (i) any Litigation Payments related to such Litigation; and (ii) all costs and expenses incurred by or on behalf of Ainsworth related to such claim including, without limitation, all fees and expenses of legal counsel, advisors and experts and all out-of-pocket travel, filing, reproduction and other costs; and (iii) any cash taxes payable in respect of such proceeds after taking into account any available tax credits or deductions, any tax sharing arrangements and any tax elections available to the Company or the recipient of the Net Litigation Proceeds that would minimize the amount of cash taxes payable (including any elections to reduce any purchase price associated with the Litigation).

“Net Proceeds” means gross proceeds received in respect of the sale of the New Common Shares, less reasonable expenses incurred in connection therewith.

“New Common Share Pool” means the pool of 100,000,000 New Common Shares to be issued (or issuable upon the exercise of Noteholder Warrants) to Shareholders and Noteholders in accordance with section 3.3, which shall be all of the New Common Shares to be issued and outstanding on a Fully Diluted Basis as at the date following the Effective Date.

“New Common Shares” means the Class A Common Shares in the capital of the Company to be issued pursuant to the Plan of Arrangement, which shall be re-designated as “common shares” after cancellation of the Existing Common Shares.

“New LLC” means a manager-managed limited liability company formed under the laws of the State of Delaware which is 100% owned by the Company.

“New Note Trustee” means The Bank of New York, in its capacity as trustee in respect of the Rollover Notes and New Notes.

“New Note Private Placement” means the concurrent private placement of New Notes to Eligible Qualifying Noteholders.

“New Noteholders” means those Qualifying Noteholders or their affiliates who subscribe for the New Notes pursuant to the New Note Private Placement and/or the Backstop Commitment, including for greater certainty, the Eligible Qualifying Noteholders who subscribe for New Notes and the Backstop Parties.

“New Notes” means the US$200 million aggregate principal amount of 11% Senior Notes due 2015 offered by the Company to Eligible Qualifying Noteholders pursuant to the New Note Private Placement.

“NLP Right” means the non-transferable right to receive the Shareholder’s Pro Rata Share of the Shareholders Litigation Share.

“Noteholder Support Agreement” means the support agreement dated as of June 16, 2008 among the Company and the Support Noteholders who hold 80% of the Total Existing Note Value and pursuant to which such Support Noteholders have agreed, among other things, to support and vote in favour of the Arrangement.

“Noteholder Warrant Indenture” means the warrant indenture to be dated as of the date following the Effective Date between the Company and each Significant Noteholder.

“Noteholder Warrant Pro Rata Share” means with respect to each Significant Noteholder, the number of Substituted New Common Shares in respect of such holder divided by the total number of Substituted New Common Shares in respect of all Significant Noteholders.

“Noteholder Warrants” means the warrants to acquire New Common Shares of the Company to be issued pursuant to subsection 3.3(d)(vii) of this Plan of Arrangement, which have the terms and are subject to the conditions set out in the Noteholder Warrant Indenture.

“Noteholders” means holders of the Existing Notes.

“Noteholders’ Meeting” means the meeting of the Noteholders held on July 24, 2008.

“Partnership” means Ainsworth Engineered Canada Limited Partnership, a partnership formed under the laws of the Province of British Columbia.

“Person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), each acting reasonably.

“Potlatch Litigation” means the claim, for costs incurred and yet to be incurred to repair or replace physical and real property assets in order to bring same into good working condition and state of repair given the age of the asset and the purpose for which it has been used, by the Company and Ainsworth Engineered (USA), LLC by Notice of Claim on September 28, 2005 to Potlatch Corporation (“Potlatch”) alleging a breach of representation and warranty by Potlatch in connection with Ainsworth’s acquisition of three OSB mills from Potlatch.

“Pro Rata” and “Pro Rata Share” means, with respect to each Noteholder, the number obtained when the principal amount of the Existing Notes owned by such holder immediately before the Effective Time is divided by the Total Existing Note Value.

“Qualifying Noteholder” means a Noteholder at the Record Date that (a) if the Noteholder is resident in the United States, such Noteholder is a “qualified institutional buyer” within the meaning of Rule 144A under the 1933 Act, or (b) in the case of a Noteholder resident in a province or territory of Canada, is an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions, or (c) in the case of a Noteholder resident outside of Canada and the United States, can demonstrate to Ainsworth that it is qualified to subscribe for New Notes in accordance with applicable laws.

“Qualifying Noteholder’s Pro Rata Share” means with respect to each Eligible Qualifying Noteholder, the number obtained when the aggregate principal amount of New Notes purchased under the New Note Private Placement by such Noteholder and by any affiliate of such Noteholder who, pursuant to the Backstop Commitment, purchases New Notes in lieu of such Noteholder, is divided by US$200 million.

“Recapitalization” means the transactions contemplated by this Plan of Arrangement, including the steps set out in sections 3.2 and 3.3.

“Record Date” means June 18, 2008.

“Registered Shareholder” means a Shareholder as shown in the securities register maintained by or on behalf of the Company for the Existing Common Shares.

“Rollover Notes” means the US$150 million aggregate principal amount of 11% Senior Notes due 2015 to be issued to the Noteholders in connection with the Arrangement.

“Shareholder Warrants” means the warrants to acquire New Common Shares to be issued pursuant to subsection 3.3(c) of this Plan of Arrangement, which have the terms and are subject to the conditions set out in the Warrant Indenture.

“Shareholder’s Pro Rata Share” means with respect to each Shareholder, the number obtained when: (i) the number of Existing Common Shares held by such Shareholder immediately before the Effective Time, is divided by (ii) the total number of Existing Common Shares issued and outstanding at that time.

“Shareholders” means the holders of Existing Common Shares.

“Shareholders Litigation Share” means 30.2% of the Net Litigation Proceeds.

“Shareholders’ Meeting” means the meeting of the Shareholders held on July 24, 2008 to approve the Arrangement.

“Significant Noteholder” means each Noteholder that, absent its Substitution but after giving effect to any other Substitutions, would be entitled to receive such number of New Common Shares representing 25% or more of the New Common Shares that will be issued and outstanding on the date following the Completion Date.

“Subscription Agreement” means an agreement by an Eligible Qualifying Noteholder to purchase New Notes from the Company in accordance with the New Note Private Placement.

“Substituted New Common Shares” means, with respect to each Significant Noteholder, the number of New Common Shares in excess of 24.9% of the New Common Shares that will be issued and outstanding on the date following the Effective Date that a Significant Noteholder would have otherwise received under the Plan of Arrangement in the absence of the Substitution.

“Substituted Qualifying Purchaser” means a person who is able make one of the representations in subsection (a), (b) or (c) of the definition of Qualifying Noteholder and that has, prior to the Additional Backstop Participation Deadline, acquired Existing Notes from a Noteholder that is not, as of the Record Date, a Qualifying Noteholder.

“Substitution” means, in respect of each Significant Noteholder, the automatic substitution of a cash payment in an amount equal to the Fair Market Value of the number of New Common Shares in excess of 24.9% of the New Common Shares that will be issued and outstanding on the date following the Effective Date that a Significant Noteholder would have otherwise received under the Plan of Arrangement in the absence of the Substitution.

“Support Noteholders” means those Noteholders who have entered into the Noteholder Support Agreement.

“Total Existing Note Value” means US$823,540,000, being the aggregate principal amount of the Existing Notes.

“Trust” means The Ainsworth Charitable Trust 2008.

“TSX” means the Toronto Stock Exchange.

“Warrant Indenture” means the warrant indenture between the Company and Computershare Trust Company of Canada to be dated as of the date following the Effective Date providing for the issuance of the Shareholder Warrants.

Section 1.2  Definitions in the CBCA

Words and phrases used herein that are defined in the Arrangement Agreement and are not otherwise defined herein will have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and are not otherwise defined herein or in the Arrangement Agreement will have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.3  Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof.

Section 1.4  Gender and Number

Unless the context requires the contrary, words importing the singular only will include the plural and vice versa and words importing the use of any gender will include all genders.

Section 1.5  Date for Any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.6  Statutory References

A reference to a statute includes all rules, regulations, policies and blanket orders made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation, rule, policy or blanket order which amends, supplements, replaces or supersedes any such statute, regulation, rule, policy or blanket order.

Section 1.7  Currency

Unless otherwise stated, all references herein to sums of money or currency are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1  Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement, and has been authorized by the Arrangement Resolutions.

ARTICLE 3

ARRANGEMENT

Section 3.1  Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) the Partnership, Ainsworth GP, (iii) all of the registered and beneficial Noteholders, (iv) all of the registered and beneficial New Noteholders, (v) all of the registered and beneficial Shareholders, (vi) all of the registered and beneficial holders of the New Common Shares and (vii) the Indenture Trustee, all without any further act or formality required on the part of any Person, except as expressly provided herein.

Section 3.2  Preliminary Steps Prior to the Arrangement

The following preliminary steps shall occur in the following order as conditions precedent to the implementation of the Plan of Arrangement:

(a)	the Company will form the New LLC;

(b)	Ainsworth Engineered (USA), LLC will sell all of its assets other than Ainsworth Engineering (USA), LLC’s current legal action against Potlatch Corporation to the New LLC for a non-interest-bearing demand note and the assumption of the liabilities of Ainsworth Engineered (USA), LLC;

(c)	Ainsworth Engineered (USA), LLC will be wound-up into the Company and dissolved and in the course of such winding-up, it will distribute its remaining property to the Company;

(d)	the Shareholders as of the Record Date shall have approved the Continuance Resolution;

(e)	the Continuance shall have been completed;

(f)	the closing of the subscriptions for New Notes, including payment by the subscribers for the New Notes of US$200 million in the aggregate in exchange for the New Notes; and

(g)	the Goldman Consent and Amendment shall have been executed and delivered and all arrangements, agreements and steps (all in form and substance satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement)) necessary to provide any additional or supplemental security pursuant to the Goldman Consent and Amendment shall have been completed or shall be capable of completion in accordance with the terms of the Goldman Consent and Amendment.

For greater certainty, approval by the Noteholders of this Plan of Arrangement shall also constitute approval by the Noteholders of all of the preliminary steps set out in this section 3.2 and all other steps and transactions set out in or contemplated by this Plan of Arrangement, including, without limitation, the transactions and grants of security set out in the Goldman Consent and Amendment. Notwithstanding any provision of this Plan of Arrangement, the transactions and steps in this section 3.2 may be amended, varied or waived prior to the implementation of this Plan of Arrangement with the consent of the Company, Ainsworth GP, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement).

Section 3.3  Arrangement

Commencing at the Effective Time, the following events or transactions will occur sequentially in the order set out below unless otherwise noted and will be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a)	in accordance with the terms of the Arrangement Agreement, the Company will transfer to the Partnership all of the Company’s Business Assets in return for 95,481,591 class A units of the Partnership, provided, however, that Ainsworth GP, in its capacity as a general partner of the Partnership, will hold the Forest Tenures, for and on behalf of and for the benefit of the Partnership;

(b)	one minute after the Effective Time, the board of directors of the Company will be replaced by the following Persons:

         ●                 ●                  ●                 ●

         ●                 ●                  ●

(c)	two minutes following the Effective Time, the Trust will become a limited partner of the Partnership by acquiring 100 class B units of the Partnership on the terms set forth in the Arrangement Agreement;

(d)	immediately following the step in subsection 3.3(c), in exchange for the Existing Common Shares, the Company (A) will issue to each Shareholder such Shareholder’s Pro Rata Share of 4% of the New Common Share Pool, (B) will confer on each such Shareholder such Shareholder’s Pro Rata Share of rights to acquire New Common Shares (which rights will be represented by the Shareholder Warrants), and (C) grant to each Shareholder the NLP Right as set out in Section 5.5, and the Existing Common Shares and all Entitlements relating to the Existing Common Shares will be irrevocably and finally cancelled and eliminated;

(e)	immediately following the step in subsection 3.3(d), the Company will make the following payments and issue the following securities in full and final settlement of and in exchange for the Existing Notes (any such payments and securities will be allocated first, toward the repayment of the principal amount in respect of the Existing Notes; and second, toward the repayment of any interest which has accrued on a Noteholder’s Existing Notes since March 31, 2008 and has not otherwise been paid and in respect of Eligible Qualifying Noteholders who, directly or through an affiliate, purchase New Notes to the extent such payments exceed the principal amount and any interest which has accrued since March 31, 2008 in respect of the Noteholder’s Existing Notes, any excess will be paid as a fee for agreeing to lend money or make money available to the Company):

(i)	to each Noteholder, such Noteholder’s Pro Rata Share of the Rollover Notes;

(ii)	to each Noteholder other than a Significant Noteholder, such Noteholder’s Pro Rata Share of 46% of the New Common Share Pool;

(iii)	concurrent with the distribution in subsection 3.3(e)(ii), to each Noteholder that is an Eligible Qualifying Noteholder that has directly or through an affiliate purchased New Notes under the New Note Private Placement (other than a Significant Noteholder) its Qualifying Noteholder’s Pro Rata Share of 35% of the New Common Share Pool;

(iv)	concurrent with the distribution in subsection 3.3(e)(ii), to each Significant Noteholder, that number of New Common Shares equal to:

(A)	its Pro Rata Share of 46% of the New Common Share Pool;

plus

(B)	for each Significant Noteholder that is an Eligible Qualifying Noteholder and has directly or through an affiliate purchased New Notes under the New Note Private Placement, its Qualifying Noteholder’s Pro Rata Share of 35% of the New Common Share Pool;

less

(C)	its Substituted New Common Shares.

(v)	to the Backstop Parties that are Noteholders (including the Initial Backstop Parties that are Noteholders), immediately prior to the step in subsection 3.3(e)(ii), a cash payment equal to the Fair Market Value of 10% of the New Common Share Pool, which cash payment shall, in accordance with the terms of the Backstop Commitment, be directed to the Company as payment by the Backstop Parties of the subscription price for 10% of the New Common Share Pool and concurrently with the step in subsection 3.3(e)(ii), such New Common Shares shall be issued to the Backstop Parties in accordance with the terms of the Backstop Commitment;

(vi)	to the Initial Backstop Parties that are Noteholders, immediately prior to the step in subsection 3.3(e)(ii), a cash payment equal to the Fair Market Value of 5% of the New Common Share Pool, which cash payment shall, in accordance with the terms of the Backstop Commitment, be directed to the Company as payment by the Initial Backstop Parties of the subscription price for 5% of the New Common Share Pool and concurrently with the step in subsection 3.3(e)(ii), such New Common Shares shall be issued to the Initial Backstop Parties in accordance with the terms of Backstop Commitment;

(vii)	to the Significant Noteholders, in respect of the Substituted New Common Shares,

(A)	a cash payment in an amount equal to the lesser of: (i) US$200 million, and (ii) the Fair Market Value of the total number of Substituted New Common Shares to which all of the Significant Noteholders are entitled, which cash payment shall be allocated to each Significant Noteholder based on its Noteholder Warrant Pro Rata Share and, in accordance with the terms of the Subscription Agreement, or, where the Significant Noteholder has not signed a Subscription Agreement, pursuant to a direction which shall hereby be deemed to have been given by such Significant Noteholder, such cash payment shall be directed to the Company as payment for Noteholder Warrants and the Company will immediately issue the number of Noteholder Warrants to the Significant Noteholders equal to the lesser of (i) the number of New Common Shares (on a Fully-Diluted Basis) having a Fair Market Value of US$200 million in the aggregate, and (ii) the total number of Substituted New Common Shares, and such Noteholder Warrants will be allocated to each Significant Noteholder in proportion to the amount of the cash payment made by the Company to each such holder pursuant to this subsection 3.3(e)(vii)(A);

(B)	a cash payment in an amount equal to: the lesser of (i) US$200 million, and (ii) the Fair Market Value of the total number of Substituted New Common Shares to which all of the Significant Noteholders are entitled (less any amount paid pursuant to subsection 3.3(e)(vii)(A)), which cash payment shall be allocated to each Significant Noteholder based on its Noteholder Warrant Pro Rata Share and, in accordance with the terms of the Subscription Agreement, or, where the Significant Noteholder has not signed a Subscription Agreement, pursuant to such direction which shall be hereby deemed to have been given by such Significant Noteholder, such cash payment shall be directed to the Company as payment for Noteholder Warrants and the Company will immediately issue the number of Noteholder Warrants to the Significant Noteholders equal to the total number of Substituted New

Common Shares less the number of Noteholder Warrants issued to the Significant Noteholders pursuant to subsection 3.3(e)(vii)(A), and such Noteholder Warrants will be allocated to each Significant Noteholder in proportion to the cash payment to each such holder pursuant to this subsection 3.3(e)(vii)(B);

(f)	the Company shall make payments in cash to Noteholders on account of any unpaid interest which has accrued up to and including March 31, 2008 under the Existing Notes;

(g)	interest accruing on the Existing Notes after March 31, 2008 will not be paid in cash, and on the day following the Effective Date, and subject to the receipt by the Noteholders of the payments and securities set out in subsection 3.3(e), all of the Existing Notes and Indentures and all Entitlements relating to the Existing Notes and Indentures will be irrevocably and finally cancelled and eliminated and, for purposes of Section 11.01 of the Indentures only, all sums payable by the Company under the Indentures after payment of interest to March 31, 2008, shall be deemed to have been paid and all instructions relating to application of payment of Existing Notes shall be deemed to have been delivered and no Default or Event of Default (as defined in the Indentures) shall be deemed to have occurred and be continuing as at the Effective Time;

(h)	in respect of the transactions in subsection 3.3(e), the Company shall add to the stated capital of the New Common Shares an amount equal to the Total Existing Note Value plus the amount of interest or fees paid by the issuance of New Common Shares pursuant to subsection 3.3(e) less the aggregate of (i) the principal amount of the Rollover Notes and (ii) the cash payments pursuant to subsections 3.3(e)(vii)(A) and (B);

(i)	the 100,000,000 Existing Common Shares shall be removed from the authorized share capital of the Company;

(j)	the New Common Shares shall be redesignated from Class A common shares to common shares;

(k)	the articles of the Company shall be amended to fix the number of directors at seven; and

(l)	the Company will pay to the Backstop Parties the Commitment Fee.

Section 3.4  Effective Time Procedures

(a)	On or immediately prior to the Effective Date, Ainsworth GP, for and on behalf of and in its capacity as general partner of the Partnership, shall deliver to the Company certificates representing the class A units of the Partnership to be issued to the Company in accordance with the provisions of subsection 3.3(a) hereof.

(b)	On the Business Day immediately following the Effective Date, Ainsworth GP, for and on behalf of and in its capacity as general partner of the Partnership, shall deliver to the Trust certificates representing the class B units of the Partnership to be issued to the Trust in accordance with the provisions of subsection 3.3(b) hereof.

(c)	On or immediately prior to the date following the Effective Date, the Company will deliver or arrange to be delivered to the Depositary certificates representing the requisite New Common Shares and Shareholder Warrants required to be issued in accordance with the provisions of subsection 3.3(d) and 3.3(e) hereof, which certificates will be held by the Depositary as agent and nominee for the Shareholders and Noteholders for distribution to such Shareholders and Noteholders in accordance with the provisions of Article 4 hereof.

(d)	As soon as practicable after the date following the Effective Date, and in any event, no later than the third Business Day after the Effective Date, the Company will deliver or arrange to be delivered to the Significant Noteholders certificates representing Noteholder Warrants required to be issued in accordance with the provisions of subsection 3.3(e) hereof.

(e)	As soon as practicable after the date following the Effective Date, the Company will deliver or arrange to be delivered to the New Note Trustee certificates representing the requisite Rollover Notes required to be issued in accordance with the provisions of subsection 3.3(e) hereof, which certificates will be held by the New Note Trustee as agent and nominee for Noteholders for distribution to such Noteholders in accordance with the provisions of Article 4 hereof.

(f)	The Company, Ainsworth GP and the Partnership will perform all other actions and steps required by or as contemplated by this Plan of Arrangement and the Arrangement Agreement.

Section 3.5  Transfers Free and Clear

Any transfer of any securities pursuant to the Arrangement will be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

ARTICLE 4

IMPLEMENTATION

Section 4.1  Delivery of Securities Issued Under the Arrangement

(a)	The delivery of certificates by Ainsworth GP representing the Class A units of the Partnership to be issued pursuant to section 3.3(a) hereof will be made on the Effective Date. The delivery of certificates by Ainsworth GP to the Trust representing the Class B units of the Partnership to be issued pursuant to section 3.3(b) hereof will be made on the Business Day following the Effective Date.

(b)	The delivery of certificates representing the New Common Shares, Rollover Notes, Shareholder Warrants and Noteholder Warrants, to which the Noteholders, Backstop Parties and Shareholders are entitled under this Plan of Arrangement will be made no later than the fourth Business Day following the Effective Date.

(c)	The Existing Notes are held by DTC, through its nominee company Cede & Co. The delivery of interests in New Common Shares and Rollover Notes in exchange for Existing Notes will be made through the facilities of DTC to DTC participants, who, in turn will make delivery of interests in such New Common Shares and Rollover Notes to the beneficial holders of such Existing Notes pursuant to standing instructions and customary practices. The Company and the Indenture Trustee will have no liability or obligation in respect of all deliveries from DTC, or its nominee, to DTC participants or to beneficial holders.

(d)	The delivery of interests in New Common Shares and Shareholder Warrants to Shareholders in exchange for Existing Common Shares will be made through the facilities of CDS to CDS participants and through DTC to DTC participants, as applicable, who, in turn, will deliver interests in such New Common Shares and Shareholder Warrants to the beneficial holders of the Existing Common Shares pursuant to standing instructions and customary practices. The Company will have no liability or obligation in respect of all deliveries from CDS, or its nominee, to CDS participants or from DTC, or its nominee, to DTC participants, or to beneficial holders.

(e)	A Registered Shareholder entitled to interests in New Common Shares and Shareholder Warrants (including Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds) will only receive the certificates representing such New Common Shares or Shareholder Warrants or cheques representing any Fractional Share Cash Proceeds and Fractional Warrant Cash Proceeds upon receipt by the Depositary of a duly completed Letter of Transmittal (together with a certificate or certificates representing any Existing Common Shares held by such Person, if applicable, and all other required documents). A Registered Shareholder who holds Existing Common Shares and who does not surrender certificate(s) representing the Existing Common Shares held by it will not be recorded on the register of New Common Shares until proper delivery is made.

Section 4.2  Lost Notes and Certificates

In the event that any certificates representing Existing Common Shares which immediately prior to the Effective Time were outstanding and which are to be cancelled in accordance with subsection 3.3(d) hereof are lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificates representing Existing Common Shares, the New Common Shares and Shareholder Warrants, which such holder is entitled to receive in accordance with subsection 3.3(d) hereof. When authorizing such delivery of certificates representing New Common Shares and Shareholder Warrants in exchange for such lost, stolen or destroyed certificates representing Existing Common Shares, the holder to whom certificates representing such New Common Shares and Shareholder Warrants are to be delivered will, as a condition precedent to the delivery of such New Common Shares and Shareholder Warrants, give a bond satisfactory to the Company and the Depository in such amount as the Company and the Depository may direct, or otherwise indemnify the Company and the Depository in a manner satisfactory to the Company and the Depositary, against any claim that may be made against the Company or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the by-laws of the Company.

Section 4.3  Withholding Rights

(a)	The Company and the Depositary will be entitled to deduct and withhold from the New Common Shares, Shareholder Warrants and Rollover Notes all dividends, interest or other distributions or any consideration otherwise payable to any Shareholder or Noteholder under this Arrangement in such amounts as the Company or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Canadian Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Shareholder or Noteholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(b)	With respect to the exchange of Existing Common Shares for New Common Shares, Shareholder Warrants and an NLP Right, unless a Shareholder has confirmed that the beneficial owner of the Existing Common Shares is not a non-resident of Canada (as such term is defined in the Canadian Tax Act) in the form specified in the Letter of Transmittal, the Company and the Depositary will be entitled to deduct and withhold from any consideration payable to the Shareholder such number of the New Common Shares as the Company or the Depositary reasonably believes are necessary to be withheld and subsequently sold on behalf of the beneficial owner of the New Common Shares in order to realize Net Proceeds equal to the amount that the Company or the Depositary reasonably believes that it is required or permitted to deduct and withhold with respect to such payment under the Canadian Tax Act or any provision of federal, provincial, state, local or foreign tax laws, in each case, as amended. To the extent that consideration otherwise payable to a Shareholder is withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld New Common Shares are sold and the Net Proceeds therefrom are actually remitted to the appropriate taxation authority or are retained by the Company or the Depositary to compensate the Company for any remittances to the appropriate taxation authority that the Company or the Depositary has funded. Any New Common Shares which are withheld and are not sold to fund the withholding tax obligations described above, will be distributed to the Shareholder (or the Company where the Company has funded all or a portion of the withholding tax obligations). Neither the Company nor the Depositary will be liable for any loss arising out of any such sales or any loss arising from a delay in transferring New Common Shares to a Shareholder. The Company and the Depositary will sell the withheld New Common Shares as soon as practicable after the Effective Date and will not be obligated to seek or obtain a minimum price for any sale of New Common Shares.

(c)	Each Shareholder entitled in accordance with subsection 3.3(d) to receive New Common Shares will be deemed to be the registered Shareholder for all purposes as of the effective time of the occurrence of subsection 3.3(d) of the number of such shares to which such Shareholder is entitled. However, to the extent New Common Shares have been withheld by the Company or the Depositary in accordance with subsection 4.3(b), each Shareholder will be deemed to be the registered Shareholder only until such New Common Shares are sold by the Company on behalf of the beneficial owner of Existing Common Shares pursuant to subsection 4.3(b). In addition, each Shareholder will have no right to sell any New Common Shares withheld by the Company unless and until New Common Shares are transferred to such Shareholder after the Company or the Depositary determines that it is not necessary for the Company or the Depositary to sell those New Common Shares to realize sufficient Net Proceeds to satisfy the withholding tax obligations described in subsection 4.3(b). All dividends paid or other distributions made on or after the Effective Time on or in respect of any of such shares which a Shareholder is entitled to receive pursuant to the Plan of Arrangement, but for which a certificate has not yet been delivered to such Shareholder in accordance with subsection 4.1(b), will be paid or made to such Shareholder when such certificate is delivered to such Shareholder in accordance with subsection 4.1(b).

Section 4.4  Limitation and Proscription

To the extent that any Shareholder has not delivered the Letters of Transmittal, certificates and other documents required by subsection 4.1(e) and subsection 5.5 on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the New Common Shares, Shareholder Warrants and NLP Right which such Shareholder was entitled to receive will be delivered to the Company by the Depositary, and the interest of the Shareholder in such New Common Shares and Shareholder Warrants will be terminated as of such Final Proscription Date.

Section 4.5  Fractional Interests

(a)	No certificate representing fractional New Common Shares or Shareholder Warrants (“Fractional Interests”) will be allocated under this Plan of Arrangement, and Fractional Interests will not entitle the owner thereof to vote or to any rights as a securityholder of the Company.

(b)	As promptly as practicable following the Effective Time, the Depositary will determine the (i) difference between (x) the number of New Common Shares to be delivered pursuant to Article 3 and (y) the aggregate number of whole New Common Shares to be delivered pursuant to Article 3 (such difference being herein called the “Excess Shares”); and (ii) difference between (x) the number of Shareholder Warrants to be delivered pursuant to Article 3 and (y) the aggregate number of whole Shareholder Warrants to be delivered pursuant to Article 3 (such difference being herein called the “Excess Warrants”). As soon as practicable after the Effective Time, the Depositary will sell the Excess Shares and Excess Warrants on behalf of the registered holders of fractional New Common Shares and fractional Shareholder Warrants (collectively, the “Fractional Holders”) at then prevailing prices on the TSX in the manner provided in paragraph (c) of this section 4.5.

(c)	The sale of the Excess Shares and the Excess Warrants by the Depositary shall be executed on the TSX through one or more member firms of the TSX in compliance with Regulation S of the 1933 Act and shall be executed in board lots to the extent practicable. The Company shall bear the cost of all related charges and fees of the Depositary, commissions and other out-of-pocket transaction costs. Until the proceeds of such sale or sales have been distributed to the Fractional Holders, the Depositary shall hold such proceeds for the Fractional Holders (the proceeds from the sale of the Excess Shares being the “Fractional Share Cash Proceeds” and the proceeds from the sale of the Excess Warrants being the “Fractional Warrant Cash Proceeds”). The Depositary shall determine the portion of the Fractional Share Cash Proceeds or Fractional Warrant Cash Proceeds to which each Fractional Holder shall be entitled, if any, by: (i) in the case of fractional New Common Shares, multiplying the amount of the aggregate proceeds comprising the Fractional Share Cash Proceeds by a fraction, the numerator of which is the amount of the fractional New Common Share interests to which such Fractional Holder is entitled and the denominator of which is the aggregate amount of fractional New Common Share interests to which all Fractional Holders are entitled; and (ii) in the case of fractional Shareholder Warrants, multiplying the amount of the aggregate proceeds comprising the Fractional Warrant Cash Proceeds by a fraction, the numerator of which is the amount of the fractional Shareholder Warrant interests to which such Fractional Holder is entitled and the denominator of which is the aggregate amount of fractional Shareholder Warrant interests to which all fractional Holders are entitled.

(d)	As soon as practicable after the determination of the amounts to be paid to Fractional Holders as proceeds for any Fractional Interests, the Depositary shall distribute such amounts without interest and net of all applicable withholding taxes to the Fractional Holders.

(e)	In effecting the sale of any Excess Shares or Excess Warrants for the Fractional Holders, the Depositary will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Depositary will be liable for any loss arising out of any sale of such Excess Shares or Excess Warrants relating to the manner or timing of such sales, the prices at which Excess Shares or Excess Warrants are sold or otherwise. The sale price of Excess Shares or Excess Warrants sold on behalf of such persons will fluctuate with the market price of the Excess Shares or Excess Warrants.

(f)	In lieu of any fractional Rollover Notes, each registered holder of Existing Notes otherwise entitled to a fractional interest in Rollover Notes will receive the nearest whole $1.00 (with fractions equal to exactly $0.50 being rounded up).

Section 4.6  Calculations

All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.1%), as applicable. All calculations and determinations made by the Company for the purposes of this Plan of Arrangement, including without limitation, the allocation of amounts under section 4.5 shall be conclusive, final and binding upon the Shareholders and Noteholders.

ARTICLE 5

MISCELLANEOUS

Section 5.1  Amendments to Plan of Arrangement

(a)	Subject to subsection 5.1(b), the Company and the Partnership reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Company, the Partnership, the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), (iii) filed with the Court and, if made following the Meetings, approved by the Court, and (iv) if made following the Meetings, communicated to Shareholders and Noteholders if and as required by the Court and in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement will become part of this Plan of Arrangement for all purposes.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by the Company with the prior written consent of the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement), provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Shareholders or Noteholders.

Section 5.2  Release of Company Released Parties

As of the Effective Time, and provided that the releases described in section 5.3 simultaneously become fully effective and enforceable, the Company, the Indenture Trustee and its parents and affiliates and their respective subsidiaries, officers, directors, employees, financial advisors, legal counsel and agents (each in their capacity as such) (collectively, the “Company Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Date relating to, arising out of or in connection with the Existing Notes and related guarantees, the Indentures, the Recapitalization, the Noteholder Support Agreement, this Plan of Arrangement, the business and affairs of the Companies and their respective subsidiaries and affiliates, the proceedings in respect of the Recapitalization and any other proceedings commenced with respect to the Plan and the Recapitalization; provided, however, that no Company Released Party will receive a release if such party, directly or indirectly, takes any action to frustrate or hinder the consummation of the Recapitalization or the Plan of Arrangement; and provided, further, that nothing in this paragraph will release or discharge any Company Released Party from or in respect of their obligations to make the payments and distributions of securities set out in this Plan of Arrangement or any other obligations to the Support Noteholders under this Plan of Arrangement, the Noteholder Support Agreement or any other agreement with a Support Noteholder and further provided that nothing in this paragraph will release or discharge a Company Released Party if the Company Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or willful misconduct; and provided, further, that no Company Released Party will be released from any claims relating to matters not publicly disclosed.

Section 5.3  Release of Noteholder Released Parties

As of the Effective Time and provided that the releases described in section 5.2 simultaneously become fully effective and enforceable, each of the Backstop Parties, the Indenture Trustee and its parents, and their respective subsidiaries and affiliates and their respective shareholders, officers, directors, employees, financial advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”) will be released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to Effective Date relating to, arising out of or in connection with the Existing Notes, the Indentures, this Plan of Arrangement, the Noteholder Support Agreement, the Recapitalization and any other matter relating to or proceedings commenced with respect to this Plan and the Recapitalization; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties from or in respect of their obligations under this Plan of Arrangement, the Noteholder Support Agreement, or the New Notes and further provided that nothing in this paragraph will release or discharge a Noteholder Released Party if the Noteholder Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

Section 5.4  Conditions Precedent

As conditions precedent to the implementation of this Plan of Arrangement, in addition to the preliminary steps set out in section 3.2:

(a)	all agreements, consents and other documents relating to the Recapitalization shall be in form and content satisfactory to the Initial Backstop Parties and the Additional Noteholder Committee (subject to the terms of the Noteholder Support Agreement) including, such agreements, consents and other documents set out in section 7(b) of the Noteholder Support Agreement;

(b)	the Company shall have satisfied all of its obligations and covenants under the Noteholder Support Agreement and the Backstop Commitment Letter which, by their terms, must be satisfied prior to the Effective Time; and

(c)	the TSX must have conditionally approved the listing of the New Common Shares to be issued under the Recapitalization, the Shareholder Warrants and the New Common Shares underlying the Shareholder Warrants and the Noteholder Warrants.

Section 5.5  Net Litigation Proceeds

In addition to the consideration given to the Shareholders pursuant to section 3.3(d) of this Plan in exchange for the Existing Common Shares, each Shareholder will be entitled to receive an NLP Right, in accordance with the terms of the Arrangement Agreement. Payment of the Shareholders Litigation Share, if any, shall be made by Ainsworth to Registered Shareholders as of the Effective Date who have submitted duly completed Letters of Transmittal in accordance with section 4.1(e) of this Plan of Arrangement who will be recorded on the NLP Register in accordance with the terms of the Arrangement Agreement. Ainsworth shall be entitled to rely upon the Letters of

Transmittal received by Ainsworth in accordance with section 4.1(e) of this Plan of Arrangement as conclusive and final evidence of the identities of the Registered Shareholders who are entitled to receive the Shareholders Litigation Share, if any. Ainsworth shall not be required to update nor confirm the accuracy or currency of any of the information set out in the Letters of Transmittal and Ainsworth shall have no liability or obligation in respect of any deliveries made or not made by Registered Shareholders to beneficial Shareholders or any other person.

A Registered Shareholder may elect, in and by its Letter of Transmittal, not to receive an NLP Right, A Registered Shareholder who elects not to receive its NLP Right will not receive any compensation or payment in lieu of the forgone NLP Right.

ARTICLE 6

GENERAL

Section 6.1  Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, the Company, the Partnership and Ainsworth GP will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Section 6.2  Paramountcy

From and after the Effective Time (a) this Plan of Arrangement will take precedence and priority over any and all rights related to Existing Common Shares and Existing Notes issued prior to the Effective Time, (b) the rights and obligations of Shareholders and Noteholders and any trustee and transfer agent therefore, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent, whether or not previously asserted) and all Entitlements based on or in any way relating to Existing Common Shares and Existing Notes will be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX F
NO. S-084425 VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTIONS 186 AND 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA), S. B. C. 2002, CHAPTER 57, AND AMENDMENTS THERETO AND IN THE MATTER OF SECTIONS 144 and 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R. S. C. 1985, c. C-44 AND AMENDMENTS THERETO AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AINSWORTH LUMBER CO. LTD., AINSWORTH GP LTD. AND AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP AINSWORTH LUMBER CO. LTD., AINSWORTH GP LTD. AND 1234 HOLDINGS LTD. PETITIONERS ORDER BEFORE THE HONOURABLE ) MONDAY THE 23rd DAY ) MR. JUSTICE BURNYEAT ) OF JUNE, 2008 THIS WITHOUT NOTICE APPLICATION of the Petitioners, Ainsworth Lumber Co. Ltd. (“Ainsworth”), Ainsworth GP Ltd. and 1234 Holdings Ltd., as a shareholder of Ainsworth for the purposes of Section 144 of the CBCA, for an Order varying the Order of the Honourable Mr. Justice Burnyeat dated June 20, 2008 made pursuant to the Petition filed on June 20, 2008 coming on for hearing at Vancouver, British Columbia, on the 23rd day of June, 2008, AND ON HEARING, Bill Kaplan, Q. C. and Sean K. Boyle counsel for the Petitioners and upon reading the material filed: 50616003 2

-2 -THIS COURT ORDERS THAT: 1. the Interim Order of the Honourable Mr. Justice Burnyeat dated June 20, 2008 a copy of which (without schedules) is attached hereto as Schedule “1” (the “Interim Order”) be varied as follows: (a) the date for the meetings of shareholders and noteholders of Ainsworth referred to at paragraphs 2, 3 and 18 of the Interim Order be changed from July 22, 2008 to
July 24, 2008; (b) the date for the delivery of proxies, notices of dissent and Appearances referred to at paragraphs 14, 16, 29 and 45 of the Interim Order be changed from July 18,
2008 to July 22, 2008; (c) the date for the hearing of the application for the final order referred to at paragraph 43 of the Interim Order be changed from July 24, 2008 to July 25,
2008; and 2. a copy of this Order be delivered with and, in the same manner as, the Interim Order. BURNYEAT, J. BY THE COURT DEPUTY DISTRICT-REGISTRAR APPROVED AS TO FORM: /s/ bill kaplan Bill Kaplan, Q. C.
50616003 2

SCHEDULE “1” NO, S-084425 VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA “IN THE MATTER OF SECTIONS 3 86 AND 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA), S. B. C. 2002, CHAPTER 57, AND AMENDMENTS THERETO AND IN THE MATTER OF SECTIONS 144 and 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R. S. C. 1985, c. C-44 AND AMENDMENTS THERETO AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AINSWORTH LUMBER CO. LTD., AINSWORTH GP LTD. AND AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP AINSWORTH LUMBER CO. LTD., AINSWORTH GP LTD. AND 1234 HOLDINGS LTD. PETITIONERS
INTERIM ORDER BEFORE THE HONOURABLE ) FRIDAY THE 20th DAY MR. JUSTICE BURNYEAT ) OF JUNE, 2008 THIS WITHOUT NOTICE APPLICATION of the Petitioners, Ainsworth Lumber Co. Ltd. (“Ainsworth”), Ainsworth GP Ltd. (“Ainsworth GP”) and 1234 Holdings Ltd. (“1234”), as a shareholder of Ainsworth for the purposes of Section 144 of the CBCA, for an Interim Order pursuant to the Petition filed on June 20, 2, 008 coming on for hearing at Vancouver, British Columbia, on the 20th day of June, 2008, AND ON HEARING, Bill Kaplan, Q. C. and Sean K. Boyle counsel for Ainsworth, Ainsworth GP and 1234, AND ON being advised of the letter of non-appearance delivered by the Director appointed under section 260 of the Canada Business Corporations Act, AND UPON READING the Petition herein and the
50609311 10

___2 _ Affidavit of Catherine E. Ainsworth sworn on June 20, 2008 (the “Ainsworth Affidavit”) and filed herein: THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Meeting of holders (collectively the “Noteholders”) of Senior Unsecured Floating Rate Notes due October 1, 2010, 7. 25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6. 75% Senior Unsecured Notes due March 15, 2014 and 6. 75% Senior Unsecured Notes due March 15, 2014 (collectively the “Existing Notes”) of Ainsworth and Notices of Annual and Special Meetings of Shareholders of Ainsworth and Management Proxy Circular of Ainsworth (the “Circular”) attached as Exhibit “A” to the Ainsworth. Affidavit. SHAREHOLDERS’ MEETINGS 2. Ainsworth may call, hold and conduct a special meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of Ainsworth at 8: 00 a. m. (Vancouver time) on July 22, 2008 at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia (the “First Shareholders’ Meeting”), or at such other time or place as Ainsworth may set out in the Circular, at which the Shareholders will be asked to, among other things: (a) consider, and, if thought advisable, pass, with or without variation, a resolution (the “Continuance Resolution”), the full text of which is set out in Schedule “A” hereto (and Appendix “A” to the Circular), approving the transfer of Ainsworth by way of continuance from the jurisdiction of British Columbia pursuant to the Business Corporations Act (British Columbia), S. B. C. 2002, c. 57 (the “BCBCA”) into the jurisdiction of Canada, pursuant to the Canada Business Corporations Act, R. S. C. 1985, c. C-44 as amended (the “CBCA”) as more particularly described in the Circular (the “Continuance”); and (b) transact such other business as may properly come before the First Shareholders’ Meeting or any adjournment thereof. 50609311 10

-3 - 3. Ainsworthi may call, and following the Continuance, hold and conduct a special meeting of Shareholders at 10: 30 a. m. (Vancouver time) on July 22, 2008 at the Four Seasons Hotel, 791 West. Georgia Street, Vancouver, British Columbia or as soon as practicable following the effective time of the Continuance (the “Second Shareholders’ Meeting”), to: (a) consider, and, if thought advisable, to pass, a resolution (“By-law Confirmation”), the foil text of which is set out in Schedule “B” hereto (and Appendix “B” to the Circular), confirming By-law No. 1 of Ainsworth, which is set out in Schedule “C” hereto, (a copy of which is attached as Appendix “K” to the Circular); (b) elect directors to hold office until the next annual general meeting or until his or her respective successor is elected or appointed; (c) consider, and, if thought advisable, to pass, with or without variation, a resolution (the “Shareholders’ Arrangement Resolution”), the full text of which is set out in Schedule “B” hereto (and Appendix “B” to the Circular), approving a plan of arrangement pursuant to Section 192 of the CBCA (the “Arrangement”), which Arrangement is more particularly described in the Circular and attached hereto as Schedule “D” (and to the Circular as Appendix “E”); and (d) transact such other business as may properly come before the Second Shareholders’ Meeting or any adjournment thereof. SHAREHOLDERS[3] RECORD DATE 4. The record date for determining the Shareholders entitled to receive notice of, attend and vote at the First Shareholders’ Meeting and the Second Shareholders’ Meeting (collectively, the “Shareholders’ Meetings”) shall be June 18, 2008 (the “Shareholders’ Record Date”), as previously approved by the Board of Directors of Ainsworth. NOTICES OF SHAREHOLDERS’ MEETINGS 5. The Circular, forms of proxy and Notice of Hearing of Petition in substantially the same form as contained in Schedule “E” hereto, with such deletions, amendments or additions thereto as counsel for the Petitioners may advise are necessary or desirable, provided that such 50609311 10

_4 - amendments are not inconsistent with the terms of this Interim Order, and this Interim Order (collectively referred to as the “Meeting Materials”) shall be sent to: (a) the Shareholders as they appear on the applicable securities register of Ainsworth as at the Shareholders’ Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Shareholders’ Meetings, by one or more of the following methods: (i) by prepaid ordinary or first class mail addressed to the Shareholder at his, her or its address as it appears on the applicable securities register of Ainsworth as at the Shareholders’ Record Date; (ii) by delivery in person, or by delivery to the addresses specified in paragraph 5 (a)(i) above; or (iii) by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Ainsworth, acting through its representatives, who requests such email or facsimile transmission; and (b) the directors and auditors of Ainsworth by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Shareholders’ Meetings, excluding the date of mailing or transmittal and the date of the Shareholders’ Meetings; (c) in the case of non-registered Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non- objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Shareholders’ Meeting; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Shareholders’ Meetings. 50609311 10

- 5 - 6. Accidental failure of or omission by Ainsworth to give notice to any one or more Shareholders or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Ainsworth (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to Shareholders, a defect in the calling of either of the Shareholders’ Meetings, and shall not invalidate any resolution passed or proceeding taken at either of the Shareholders’ Meetings, but if any such failure or omission is brought to the attention of Ainsworth then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 7. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Ainsworth shall not be required to send to the Shareholders any other or additional information. The mailing, delivery, transmission and distribution of the Meeting Materials pursuant to paragraph 5 above shall constitute good and sufficient notice of the Shareholders’ Meetings upon such person and good and sufficient service of the Notice of Hearing of Petition upon all persons who are entitled to receive such Notice of Hearing of Petition, and no other form of service need be made and no other material need be served upon or delivered to such persons in respect of the Shareholders[1] Meetings and these proceedings., and such service shall be effective on the deemed date of receipt pursuant to paragraph 8 below. DEEMED RECEIPT OF NOTICE 8. The Meeting Materials shall be deemed, for the purposes of this Order, to have been received by the Shareholders: (a) in the case of mailing, when deposited in a post office or public letter box; (b) in the case of delivery in person, upon personal delivery or upon delivery to the Shareholders’ address as it appears on the applicable securities register of
Ainsworth as at the Shareholders’ Record Date; and in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch. 50609311 10

-6-PERMITTED ATTENDEES 9. Subject to paragraph 16 below, the only persons entitled to attend the Shareholders’ Meetings shall be the registered Shareholders as of the Shareholders’ Record Date or their respective proxyholders, Ainsworth’s directors, officers, auditors and advisors, and any other person admitted on the invitation of the Chair or with the consent of the relevant Shareholders’ Meeting, and the only persons entitled to be represented and to vote at the Shareholders’ Meetings shall be the registered Shareholders as at the close of business on the Shareholders’ Record Date, or their respective proxyholders. SHAREHOLDERS[9] QUORUM AND VOTING 10. The quorum for each of the Shareholders’ Meetings shall be two persons present in person and being, or representing by proxy, Shareholders collectively holding not less than one twentieth of the Common Shares entitled to vote at the Shareholders’ Meetings. 11. The votes taken at the First Shareholders’ Meeting shall be taken on the basis of one vote per Common Share and the vote required to approve the Continuance Resolution shall be the affirmative vote of at least 75% of the aggregate votes cast by the Shareholders who are present in person or represented by proxy at the First Shareholders’ Meeting and entitled to vote. 12. The votes taken at the Second Shareholders’ Meeting shall be taken on the basis of one vote per Common Share and the vote required to approve (a) the By-law Confirmation shall be the affirmative vote of a simple majority of the votes cast by Shareholders present in person or represented by proxy and (b) the Shareholders’ Arrangement Resolution shall be the affirmative vote of at least 66 2/3% of the aggregate votes cast by the Shareholders who are present in person or represented by proxy at the Second Shareholders’ Meeting and a simple majority of votes cast by Shareholders. SOLICITATION OF SHAREHOLDERS’ PROXIES 13. Ainsworth is authorized to use, and to permit the use by Shareholders, the forms of proxy in connection with the Shareholders’ Meetings, in substantially the same form as the forms of proxy attached within Schedule “E” hereto and Ainsworth may in its discretion waive generally the time limits for deposit of proxies by Shareholders if Ainsworth deems it reasonable to do so. Ainsworth is authorized, at its expense, to solicit proxies, directly and through its 50609311 10

___7 - officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 14. Any proxy to be used at the Shareholders’ Meeting must be received by Computershare Investor Sendees Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario, by courier, facsimile or mail prior to 11: 30 a. m. (Toronto Time) on Friday, July 18, 2008. Notwithstanding the foregoing, Ainsworth may waive, but has no obligation to do so, the time limit for the deposit of proxies by Shareholders if the Chairman of the Shareholders’ Meetings deems it advisable to do so. 15. Any Shareholder will be entitled to revoke a proxy given at any time prior to the exercise thereof at the Shareholders’ Meeting by: (a) depositing an instrument in writing executed by such Shareholder or by an attorney authorized in writing, or, if the Shareholder is a corporation, by a duly authorized officer or attorney thereof, at Ainsworth’s principal executive office located at Suite 3194 Bentall 4, 1055Dunsmuir Street, P. O. Box 49307, Vancouver, British Columbia, Canada, V7X 1L3, at any time up to and including the last Business Day preceding the Shareholders’ Meetings, or with the Chairman of the Shareholders’ Meetings on the day of the applicable Shareholders’ Meeting or any adjournment thereof; or (b) in any other manner permitted by law. CONTINUANCE DISSENT RIGHTS 16. Each registered Shareholder shall have the right to dissent in respect of the Continuance Resolution as provided by Part 8 Division 2 of the BCBCA, except that in order for a dissenting Shareholder to be entitled to make a claim pursuant to Section 238, written objection must be received by Ainsworth, c/o Blake Cassels & Graydon LLP at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, Attention: Bill Sirett, by or before 5: 00 p. m. (Vancouver time) on July 18, 2008; and dissenting Shareholders shall on the effective date of the Continuance have the right to be paid fair value of their Common Shares and be deemed to have transferred their Common Shares to Ainsworth for cancellation. All dissenting 50609311 10

-8 - Shareholders shall cease to have any further rights and for greater clarity shall not be entitled to attend or vote at the Second Shareholders’ Meeting. ARRANGEMENT DISSENT RIGHTS 17. There shall be no right to dissent in respect of the Arrangement Resolutions in accordance with the Arrangement and the provisions of Section 192 of the CBCA. NOTEHOLDERS’ MEETING 18. Ainsworth may call, and following the Continuance, hold and conduct a special meeting of the Noteholders (the “Noteholders’ Meeting”) at 11: 30 a. m. (Vancouver time) on July 22, 2008 at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, or at such other time or place as Ainsworth may set out in the Circular, at which the Noteholders will be asked to, among other things: (a) consider, and if thought advisable, to pass, with or without variation, a resolution (the “Noteholders’ Arrangement Resolution”), the full text of which is set out in Schedule “F” hereto (and Appendix “C” to the Circular), approving the Arrangement, which Arrangement is more particularly described in the Circular; and (b) transact such other business as may properly come before the Noteholders’ Meeting or any adjournment thereof. NOTEHOLDERS’ RECORD DATE 19. The record date for entitlement to notice of the Noteholders’ Meeting and for entitlement to vote at the Noteholders’ Meeting shall be June 18, 2008 (the “Noteholders’ Record Date”), as previously approved by the Board of Directors of Ainsworth. 50609311 10

-9- NOTICE OF NOTEHOLDERS’ MEETING 20. The Meeting Materials, shall be sent to: (a) the Noteholders as they appear on the applicable securities register of Ainsworth as at the Noteholders’ Record Date, at least twenty-one (21) days prior to the date of the Noteholders’ Meeting, by one or more of the following methods: (i) by prepaid ordinary or first class mail addressed to the Noteholder at his, her or its address as it appears on the applicable securities register of Ainsworth as at the Noteholders’ Record Date; (ii) by delivery in person, or by delivery to the addresses specified in paragraph 20 (a)(i) above; or (iii) by email or facsimile transmission to any Noteholder who identifies himself, herself or itself to the satisfaction of Ainsworth, acting through its representatives, who requests such email or facsimile transmission; and (b) in the case of non-registered Noteholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non- objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Noteholders’ Meeting; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Noteholders’ Meeting. 21. Accidental failure of or omission by Ainsworth to give notice to any one or more Noteholders or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Ainsworth (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to Noteholders, a defect in the calling of the Noteholders’ Meeting, and shall not invalidate any resolution passed or proceedings taken at the Noteholders’ Meeting, but if any 50609311 10

- 10- such failure or omission is brought to the attention of Ainsworth, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 22. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Ainsworth shall not be required to send to the Noteholders any other or additional statement pursuant to Section 192 of the CBCA. The mailing, delivery, transmission and distribution of the Meeting Materials pursuant to paragraph 20 above shall constitute good and sufficient notice of the Noteholders’ Meeting upon such person and good and sufficient service of the Meeting Materials upon all persons who are entitled to receive such Meeting Materials, and no other form of service need be made and no other material need be served upon such persons in respect of the Noteholders’ Meeting and these proceedings, and such service shall be effective on the deemed date of receipt pursuant to paragraph 23 below. DEEMED RECEIPT OF NOTICE 23. The Meeting Materials shall be deemed, for the purposes of this Order, to have been received by the Noteholders: (a) in the case of mailing, when deposited in a post office or public letter box; (b) in the case of delivery in person, upon personal delivery or upon delivery to the Noteholders’ address as it appears on the applicable securities register of
Ainsworth as at the Noteholders’ Record Date; and in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch. PERMITTED ATTENDEES 24. The only persons entitled to attend the Noteholders’ Meeting shall be the Noteholders as of the Noteholders’ Record Date or their respective proxyholders; financial and legal advisors; Ainsworth’s directors, officers, auditors and advisors; and any other person admitted on the invitation of the Chair or with the consent of the Noteholders’ Meeting. The only persons entitled to be represented and to vote at the Noteholders’ Meeting shall be the 50609311 10

- 11 - Noteholders as at the close of business on the Noteholders’ Record Date, or their respective proxyholders. NOTEHOLDERS’ QUORUM AND VOTING 25. The quorum for the Noteholders’ Meeting shall be one or more Noteholders entitled to vote, present in person or represented by proxy. 26. The votes taken at the Noteholders’ Meeting shall be taken on the basis of one vote for each US$1. 00 principal amount of the Existing Notes held as at the Noteholders’ Record Date. Illegible ballots, spoiled ballots, defective ballots and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Noteholders’ Arrangement Resolution. 27. The Noteholders’ Arrangement Resolution must be passed at the Noteholders’ Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Noteholders’ Arrangement Resolution by the Noteholders, voting together as a single class, present in person or represented by proxy and who are entitled to vote at the Noteholders’ Meeting. Such vote shall be sufficient to authorize and direct the Petitioners to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Noteholders, subject only to final approval of the Arrangement by this Honourable Court. SOLICITATION OF NOTEHOLDERS’ PROXIES 28. Ainsworth is authorized to use, and to permit the use by Noteholders, a form of proxy in connection with the Noteholders’ Meeting, in substantially the same form as the forms of proxy attached within Schedule “E” hereto and Ainsworth may in its discretion waive generally the time limits for deposit of proxies by Noteholders if Ainsworth deems it reasonable to do so. Ainsworth is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 29. Any proxy to be used at the Noteholders’ Meeting must be received by Computershare
Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario, by courier, 50609311 10

- 12 - facsimile or mail prior to 11: 30 a. m. (Toronto Time) on Friday, July 18, 2008. Notwithstanding the foregoing, Ainsworth may waive, but has no obligation to do so, the time limit for the deposit of proxies by Noteholders if Ainsworth deems it advisable to do so. 30. Any Noteholder will be entitled to revoke a proxy given at any time prior to the exercise thereof at the Noteholders’ Meeting by: (a) depositing an instrument in writing executed by such Noteholder or by an attorney authorized in writing, or, if the Noteholder is a corporation, by a duly authorized officer or attorney thereof, at any time up to and including the last Business Day preceding the Noteholders’ Meetings, or with the Secretary of the Noteholders’ Meetings on the day of the applicable Noteholders’ Meeting or any adjournment thereof; or (b) in any other manner permitted by law. QUALIFYING NOTEHOLDERS 31. The record date for determining which Noteholders are Qualifying Noteholders shall be June 18, 2008 (the “Participation Record Date”). 32. Only Qualifying Noteholders as at the Participation Record Date or others eligible under the Plan of Arrangement (collectively the “Eligible Qualifying Noteholders”) shall be eligible to subscribe for New Notes in the New Note Private Placement up to a maximum of their pro rata share of New Notes. 33. Eligible Qualifying Noteholders shall be required to subscribe for New Notes on or prior to July 16, 2008, or such later date as Ainsworth may determine is appropriate in the circumstances with the consent of the Initial Backstop Parties and the Additional Noteholder Committee. 34. The deadline for each Eligible Qualifying Noteholder to join the Backstop
Commitment as an Additional Backstop Party shall be July 16, 2008, or such later date as Ainsworth may determine is appropriate in the circumstances with the consent of the Initial
Backstop Parties and the Additional Noteholder Committee. 50609311 10

- 13 - COMPLIANCE WITH CBCA 35. The Second Shareholders’ Meeting and the Noteholders’ Meeting (collectively, the “Arrangement Meetings”) shall be held and conducted in accordance with the CBCA, the Circular and the articles and by-laws of Ainsworth following the Continuance, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Arrangement Meetings, such rulings and directions not to be inconsistent with this Interim Order and to the extent of any inconsistency or discrepancy, this Interim Order shall govern or, if not specified in the Interim Order, the Circular shall govern. 36. The calling, holding and conduct of the Arrangement Meetings as contemplated in this Interim Order shall constitute compliance by Ainsworth with the provisions of the CBCA relating to the calling, holding and conduct of the Arrangement Meetings as if Ainsworth had been governed by the CBCA on the date that notice was given to the Shareholders and the Noteholders pursuant to paragraphs 5 and 20 above and such notice shall be sufficient for the purposes of approval of the Arrangement by the Shareholders and Noteholders and no further notice need be given to the Shareholders or Noteholders for the purposes of considering the Shareholders’ Arrangement Resolutions or the Noteholders’ Arrangement Resolutions. 37. In all other respects, the terms, restrictions and conditions of the articles and by-laws of Ainsworth following the Continuance will apply in respect of the Arrangement Meetings. ADJOURNMENT 38. Ainsworth, if it deems advisable, is specifically authorized to adjourn or postpone either of the Shareholders’ Meetings or the Noteholders’ Meeting on one or more occasions, without the necessity of first convening the Arrangement Meetings or first obtaining any vote of the Shareholders or Noteholders, as applicable, respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Shareholders or Noteholders, as appropriate, by one of the methods specified in paragraphs 5 and 20 of this Interim Order. 50609311 10

- 14 - 39. The Shareholders’ Record Date and the Noteholders’ Record Date shall not change in respect of adjournments or postponements of either of the Shareholders’ Meetings or the Noteholders’ Meeting. AMENDMENTS 40. Ainsworth is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement without any additional notice to the Shareholders or Noteholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement submitted to the Meetings and the subject of the Shareholders’ Arrangement Resolutions and the Noteholders’ Arrangement Resolution. UPDATING MEETING MATERIALS 41. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Shareholders and Noteholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders and Noteholders by any of the means set forth in paragraphs 5 and 20 herein, as determined to be the most appropriate method of communication by the Board of Directors of Ainsworth. SCRUTINEERS 42. A representative of Ainsworth’s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the First Shareholders’ Meeting and the Arrangement Meetings, APPLICATION FOR FINAL ORDER 43. Upon the approval, with or without variation by the Shareholders and Noteholders of the Arrangement, in the manner set forth in this Interim Order, Ainsworth shall be permitted to apply to this Court for an Order: (a) pursuant to CBCA Section 192(4)(e) approving the Arrangement; (b) pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement are fair and reasonable; and 50609311 10

- 15 - (c) for such further and other relief as counsel for the Petitioners may advise and this Court may deem just. (collectively, the “Final Order”) and that the hearing of the Final Order will be held on July 24, 2008 at 9: 00 a. m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct. 44. The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Shareholder or Noteholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order. 45. Any Shareholder or Noteholder seeking to appear at the hearing of the application for the Final Order shall: (a) file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court, of British Columbia, with this Court; and (b) deliver the filed Appearance, to the Petitioners’ solicitors: BLAKE, CASSELS & GRAYDON LLP Suite 2600, Three Bentall Centre 595 Burrard Street, P. O. Box 49314 Vancouver, B. C. V7X 1L3 Attention: Bill Kaplan, Q. C. /Sean K. Boyle by or before 4: 00 p. m. (Vancouver time) on July 18, 2008. 46. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 5 and 20 of this Interim Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with. Any Shareholder or Noteholder or any other person affected by these proceedings who files and delivers to counsel for the Petitioners an Appearance herein, shall be entitled to receive, 50609311 10

-16- if so requested, documents filed in these proceedings after the date the Appearance is filed and delivered. 47. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance Avith this Order need be served and provided with notice of further materials filed herein and the adjourned hearing date. 48. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Existing Notes or the articles or by-laws of Ainsworth, this Interim Order shall govern. 49. The Petitioners respectfully seek and request the aid and recognition of any court or any judicial, regulatory or administrative body constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States of America to act in aid of and to assist this Court in carrying out the terms of this Interim Order. VARIANCE 50. The Petitioners shall be entitled, at any time, to apply to vary this Order. ‘ 51. Rules 44 and 51A of the Rules of Court will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order. APPROVED AS TO FORM BY THE COURT
DEPUTY DISTRICT-REGISTRAR Solicitor for the Petitioners [ Bill Kaplan, Q. C. 50609311 10

NO. S-084425 VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTIONS 186 AND 288 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA), S. B. C. 2002, CHAPTER 57, AND AMENDMENTS THERETO IN THE MATTER OF SECTIONS 144 and 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R. S. C. 1985, c. C-44 AND AMENDMENTS THERETO AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING AINSWORTH LUMBER CO, LTD., AINSWORTH GP LTD. AND AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP AINSWORTH LUMBER CO. LTD., AINSWORTH GP LTD. AND 1234 HOLDINGS LTD. PETITIONERS ORDER BILL KAPLAN, Q. C. Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC, V7X 1L3 (604)631-3300 50616003 2

APPENDIX G

NOTICE OF HEARING OF PETITION

NO. S-084425
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 186 AND 288 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA), S.B.C. 2002, CHAPTER 57,
AND AMENDMENTS THERETO

AND

IN THE MATTER OF SECTIONS 144 and 192 OF
THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 AND
AMENDMENTS THERETO

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
AINSWORTH LUMBER CO. LTD.,
AINSWORTH GP LTD. AND AINSWORTH ENGINEERED CANADA LIMITED
PARTNERSHIP

AINSWORTH LUMBER CO. LTD.,
AINSWORTH GP LTD. AND 1234 HOLDINGS LTD.

PETITIONERS

NOTICE OF HEARING OF PETITION

TO:	The Director, Canada Business Corporations Act

AND TO:	THE SHAREHOLDERS OF AINSWORTH LUMBER CO. LTD.

AND TO:	THE NOTEHOLDERS OF AINSWORTH LUMBER CO. LTD.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Ainsworth Lumber Co. Ltd., Ainsworth GP Ltd. (collectively “Ainsworth”) in the Supreme Court of British Columbia for approval of a plan of arrangement (the “Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the “CBCA”) and by 1234 Holdings Ltd. pursuant to Section 144 of the CBCA;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced June 20, 2008, the Court has given directions as to the calling of special meetings of the holders of common shares (the “Shareholders”) and the holders of Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014 (the “Noteholders”) of Ainsworth for the purpose of considering and voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders and Noteholders shall be made before the Honourable Mr. Justice Burnyeat in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on the 24th day of July, 2008, at 9:00 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the “Final Application”).

IF YOU WISH TO BE HEARD, any Shareholders or Noteholders affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to Ainsworth at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on July 18, 2008.

The Petitioners’ address for delivery is: c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Bill Kaplan, Q.C./Sean K. Boyle.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Appearance” as aforesaid. You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Shareholders and Noteholders.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of Ainsworth upon request in writing addressed to the solicitors of the Petitioners at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 20th day of June, 2008.

/s/  Bill Kaplan
SOLICITOR FOR THE PETITIONERS
Bill Kaplan, Q.C.

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 186 AND 288 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA), S.B.C. 2002, CHAPTER 57,
AND AMENDMENTS THERETO

AND

IN THE MATTER OF SECTIONS 144 and 192 OF
THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 AND
AMENDMENTS THERETO

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
AINSWORTH LUMBER CO. LTD.,
AINSWORTH GP LTD. AND AINSWORTH ENGINEERED CANADA LIMITED
PARTNERSHIP

AINSWORTH LUMBER CO. LTD.,
AINSWORTH GP LTD. AND 1234 HOLDINGS LTD.

PETITIONERS

NOTICE OF HEARING OF PETITION

Bill Kaplan, Q.C. Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC, V7X 1L3 (604)631-3300

APPENDIX H

June 16, 2008

The Board of Directors
Ainsworth Lumber Co. Ltd.
1055 Dunsmuir Street, Suite 3194
Vancouver, BC V7X 1L3
Canada

Dear Members of the Board of Directors:

We understand that Ainsworth Lumber Co. Ltd. (the “Company”) is considering a series of transactions (collectively, the “Recapitalization”) whereby the Company will, among other things: (a) cancel all of its Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014 (collectively, the “Existing Notes”); (b) cancel all of the Company’s existing shares of common stock (collectively, the “Existing Common Shares”); (c) issue to the holders of the Existing Notes (the “Noteholders”) in full settlement of all of the obligations under the Existing Notes: (i) US$150 million aggregate principal amount of new senior unsecured notes due 2015 (the “Rollover Notes”); and (ii) shares of a new class of common shares of the Company representing 81% of the equity of the Company on a diluted basis after the implementation of the Recapitalization (the “New Common Shares”), to be allocated to the Noteholders and to the subscribers of new senior unsecured notes due 2015 (the “New Notes”); (d) offer to certain Noteholders the right to subscribe, subject to certain conditions, for US$200 million aggregate principal amount of the New Notes; (e) issue New Common Shares (in addition to other consideration) to certain Noteholders that have committed to purchase New Notes not otherwise subscribed by the other Noteholders (the “Backstop Parties”); (f) issue New Common Shares to the holders of the Existing Common Shares (the “Shareholders”) representing 4% of the equity of the Company on a diluted basis after the implementation of the Recapitalization; (g) issue warrants to purchase, subject to certain conditions, New Common Shares to the Shareholders (representing 8% of the equity of the Company on a diluted basis (the “Warrants”) after the implementation of the Recapitalization); (h) transfer by way of continuance of the Company from being organized under the laws of British Columbia under Section 308 of the Business Corporation Act (British Columbia) (the “BCBCA”) to being organized under the laws of the jurisdiction of Canada under Section 187 of the Canada Business Corporations Act (the “CBCA”); and (i) undertake certain other transactions more fully described in the Company’s Plan of Arrangement draft dated as of June 12, 2008 and related documents (including the draft Management Proxy Circular of the same date (the “Circular”) and the documents incorporated by reference therein (collectively, the “Plan of Arrangement”)). The terms and conditions of the Recapitalization are more fully set forth in the Plan of Arrangement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan of Arrangement. A significant component of the Recapitalization is to be implemented by way of the Plan of Arrangement under Section 192 of the CBCA.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Recapitalization relative to a liquidation based on the criterion (the “Fairness Criterion”) of whether the midpoint of the estimated range of going concern enterprise value of the Company (after giving effect to the Recapitalization) as of the scheduled effective date of the Recapitalization (the “Effective Date”) is in excess of the midpoint of the range of the Company’s liquidation value as set forth in a liquidation value analysis as of the Effective Date prepared by the management of the Company (the “Liquidation Value”).

UBS Securities Canada Inc. (“UBS”) has acted as financial advisor to the Company in connection with the Recapitalization and will receive a fee for its services, a portion of which is payable in connection with this and a second opinion of the same date and a significant portion of which is contingent upon consummation of the Recapitalization. The Company has also agreed to pay UBS a monthly advisory fee and reasonable out-of-pocket expenses. The Company has also agreed to indemnify UBS in respect of certain liabilities that may arise in connection with its engagement. UBS has been granted, subject to certain conditions, a right of first refusal with respect to certain future debt or equity financing transactions of the Company and, in the event UBS assists the Company in such financing transactions, would receive compensation in connection therewith. In the past two years, UBS and its affiliates have provided investment banking services to affiliates of certain Noteholders unrelated to the Recapitalization, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Recapitalization or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Recapitalization or any related transaction. Our opinion does not constitute a recommendation to any Shareholder or Noteholder as to how such Shareholder or Noteholder should vote or act with respect to the Recapitalization or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Recapitalization, other than to the extent expressly specified herein, the Plan of Arrangement or the form of the Recapitalization or any related transaction. We express no opinion as to what the value of the New Common Shares, the New Notes, the Rollover Notes or the Warrants will be when and if issued after the implementation of the Recapitalization or the price at which the Existing Common Shares, the Existing Notes, the New Common Shares, the New Notes, the Rollover Notes or the Warrants will trade at any time. In addition, UBS has not been engaged to provide and has not provided (a) an opinion as to the fairness of the Recapitalization to the Company (other than to the extent expressly specified herein), the Noteholders, the Shareholders or any particular securityholder of the Company; (b) an opinion as to the relative fairness of the Recapitalization among or as between the Noteholders and the Shareholders; (c) an opinion as to the fairness of the process underlying the Recapitalization; or (d) an opinion as to the ability of the Company after the implementation of the Recapitalization to repay (or refinance) the principal amount of its indebtedness (after giving effect to the Recapitalization).

In rendering this opinion, we have assumed, with your consent, that (i) the final form of the Plan of Arrangement will not differ in any material respect from the draft dated June 12, 2008 that we have reviewed; (ii) the Company will comply with all material terms of the Plan of Arrangement; (iii) the Recapitalization will be consummated in accordance with the terms of the Plan of Arrangement without any adverse waiver or amendment of any material term or condition thereof; (iv) the Plan of Arrangement will not differ in any material respect from the terms described in the Circular and will be confirmed and consummated in accordance with its terms, and the Company will be reorganized as set forth in the Plan of Arrangement; (v) after the implementation of the Recapitalization, the Company’s capitalization and available cash and cash flow will be as set forth in the Circular (in particular, the pro forma indebtedness of the Company after the implementation of the Recapitalization will be a maximum of Cdn$536 million in aggregate principal amount); and (vi) there will not be any material change in economic, market or business conditions (financial or otherwise), or in the results of operations, assets, liabilities or prospects of the Company through the Effective Date. We have also assumed that all governmental, regulatory or

2

other consents and approvals necessary for the consummation of the Recapitalization will be obtained without any material adverse effect on the Company or the implementation of the Recapitalization.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company prepared by the management of the Company that you have directed us to utilize for purposes of our analyses, that were provided to us by the management of the Company and not publicly available, including: (a) financial forecasts and estimates; (b) a liquidation value analysis (and the Liquidation Value set forth therein); and (c) a liquidation recovery analysis (and the liquidation recovery value set forth therein); (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) performed a discounted cash flow analysis of the estimated going concern enterprise value of the Company in which we analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analyses; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) reviewed the publicly available financial terms of certain transactions involving certain companies that are generally in the industry in which the Company operates; (vii) considered certain pro forma effects of the Recapitalization on the Company; (viii) reviewed certain other financial terms of the Recapitalization included in the Circular; (ix) reviewed a certificate dated the date hereof from certain senior officers of the Company regarding certain matters; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our analyses, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal (other than the liquidation value analysis referred to above). With respect to the financial forecasts, estimates and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have not assumed responsibility for independently evaluating the achievability of the financial forecasts and estimates or the reasonableness of the assumptions upon which they are based. In addition, we have assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. In connection with our analyses, we have taken into account that the Company’s financial forecasts and estimates show (during the period of such financial forecasts and estimates) sufficient cash flows available to the Company after giving effect to the Recapitalization to satisfy the Company’s interest payments when due on indebtedness of the Company (after giving effect to the Recapitalization). With respect to the liquidation value analysis and liquidation recovery analysis referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and we have not assumed responsibility for independently evaluating the achievability of the liquidation value analysis and liquidation recovery analysis or the reasonableness of the assumptions upon which they are based. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. The estimated going concern enterprise value of the Company after giving effect to the Recapitalization represents a hypothetical valuation range of the Company as of the Effective Date, assuming that the Company continues as an operating business, estimated based on various selected valuation methodologies. The estimated going concern enterprise value of the Company after giving effect to the Recapitalization does not purport to constitute an appraisal or necessarily reflect the actual market value that

3

might be realized through a sale or liquidation of the Company, its securities or its assets, which value may be significantly higher or lower than the estimate.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Recapitalization is fair, from a financial point of view, to the Company relative to a liquidation based on the Fairness Criterion that the midpoint of the estimated range of going concern enterprise value of the Company (after giving effect to the Recapitalization) as of the Effective Date is in excess of the midpoint of the range of the Company’s Liquidation Value as of the Effective Date.

We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion of which we may become aware after the date hereof. In the event that there is any material change in any fact or matter affecting this opinion after the date hereof, we reserve the right (but have no obligation) to change, modify or withdraw this opinion.

This opinion is provided solely for the benefit of the Board of Directors of the Company in connection with, and for the purpose of, its evaluation of the Recapitalization and this opinion and any summary thereof may not be disclosed to any third party (except that a copy of this opinion may be included in the Circular), or relied upon by any third party (including any holders of the Existing Common Shares, the Existing Notes, the New Common Shares, the New Notes, the Rollover Notes or the Warrants) or used for any other purpose.

Very truly yours,

UBS SECURITIES CANADA INC.

4

APPENDIX I

June 16, 2008

The Board of Directors
Ainsworth Lumber Co. Ltd.
1055 Dunsmuir Street, Suite 3194
Vancouver, BC V7X 1L3
Canada

Dear Members of the Board of Directors:

We understand that Ainsworth Lumber Co. Ltd. (the “Company”) is considering a series of transactions (collectively, the “Recapitalization”) whereby the Company will, among other things: (a) cancel all of its Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014 (collectively, the “Existing Notes”); (b) cancel all of the Company’s existing shares of common stock (collectively, the “Existing Common Shares”); (c) issue to the holders of the Existing Notes (the “Noteholders”) in full settlement of all of the obligations under the Existing Notes: (i) US$150 million aggregate principal amount of new senior unsecured notes due 2015 (the “Rollover Notes”); and (ii) shares of a new class of common shares of the Company representing 81% of the equity of the Company on a diluted basis after the implementation of the Recapitalization (the “New Common Shares”), to be allocated to the Noteholders and to the subscribers of new senior unsecured notes due 2015 (the “New Notes”); (d) offer to certain Noteholders the right to subscribe, subject to certain conditions, for US$200 million aggregate principal amount of the New Notes; (e) issue New Common Shares (in addition to other consideration) to certain Noteholders that have committed to purchase New Notes not otherwise subscribed by the other Noteholders (the “Backstop Parties”); (f) issue New Common Shares to the holders of the Existing Common Shares (the “Shareholders”) representing 4% of the equity of the Company on a diluted basis after the implementation of the Recapitalization; (g) issue warrants to purchase, subject to certain conditions, New Common Shares to the Shareholders (representing 8% of the equity of the Company on a diluted basis (the “Warrants”) after the implementation of the Recapitalization); (h) transfer by way of continuance of the Company from being organized under the laws of British Columbia under Section 308 of the Business Corporation Act (British Columbia) (the “BCBCA”) to being organized under the laws of the jurisdiction of Canada under Section 187 of the Canada Business Corporations Act (the “CBCA”); and (i) undertake certain other transactions more fully described in the Company’s Plan of Arrangement draft dated as of June 12, 2008 and related documents (including the draft Management Proxy Circular of the same date (the “Circular”) and the documents incorporated by reference therein (collectively, the “Plan of Arrangement”)). The terms and conditions of the Recapitalization are more fully set forth in the Plan of Arrangement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan of Arrangement. A significant component of the Recapitalization is to be implemented by way of the Plan of Arrangement under Section 192 of the CBCA.

You have requested our opinion as to whether, based on the midpoint of the estimated range of going concern enterprise value of the Company, as of the scheduled effective date of the Recapitalization (the “Effective Date”), after giving effect to the Recapitalization, the portion of such value made available to the Noteholders (excluding the Backstop Parties), in the aggregate as a single class, and the Shareholders, in the aggregate as a single class, respectively, pursuant to the Recapitalization would be in excess of the portion of the value, based on the midpoint of the estimated range of the value (the “Liquidation Recovery Value”), such Noteholders (excluding the Backstop Parties), in the aggregate as a single class, and such Shareholders, in the aggregate as a single class, respectively, would receive if the Company were liquidated as of the Effective Date based on a liquidation recovery analysis prepared by the management of the Company.

UBS Securities Canada Inc. (“UBS”) has acted as financial advisor to the Company in connection with the Recapitalization and will receive a fee for its services, a portion of which is payable in connection with this and a second opinion of the same date and a significant portion of which is contingent upon consummation of the Recapitalization. The Company has also agreed to pay UBS a monthly advisory fee and reasonable out-of-pocket expenses. The Company has also agreed to indemnify UBS in respect of certain liabilities that may arise in connection with its engagement. UBS has been granted, subject to certain conditions, a right of first refusal with respect to certain future debt or equity financing transactions of the Company and, in the event UBS assists the Company in such financing transactions, would receive compensation in connection therewith. In the past two years, UBS and its affiliates have provided investment banking services to affiliates of certain Noteholders unrelated to the Recapitalization, for which UBS and its affiliates received compensation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Recapitalization or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Recapitalization or any related transaction. Our opinion does not constitute a recommendation to any Shareholder or Noteholder as to how such Shareholder or Noteholder should vote or act with respect to the Recapitalization or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms of the Recapitalization, other than to the extent expressly specified herein, the Plan of Arrangement or the form of the Recapitalization or any related transaction. We express no opinion as to what the value of the New Common Shares, the New Notes, the Rollover Notes or the Warrants will be when and if issued after the implementation of the Recapitalization or the price at which the Existing Common Shares, the Existing Notes, the New Common Shares, the New Notes, the Rollover Notes or the Warrants will trade at any time. In addition, UBS has not been engaged to provide and has not provided (a) an opinion as to the fairness of the Recapitalization to the Company (other than to the extent expressly specified in our separate letter to you dated the date hereof), the Noteholders, the Shareholders or any particular securityholder of the Company; (b) an opinion as to the relative fairness of the Recapitalization among or as between the Noteholders and the Shareholders; (c) an opinion as to the fairness of the process underlying the Recapitalization; or (d) an opinion as to the ability of the Company after the implementation of the Recapitalization to repay (or refinance) the principal amount of its indebtedness (after giving effect to the Recapitalization).

In rendering this opinion, we have assumed, with your consent, that (i) the final form of the Plan of Arrangement will not differ in any material respect from the draft dated June 12, 2008 that we have reviewed; (ii) the Company will comply with all material terms of the Plan of Arrangement; (iii) the Recapitalization will be consummated in accordance with the terms of the Plan of Arrangement without any adverse waiver or amendment of any material term or condition thereof; (iv) the Plan of Arrangement will not differ in any material respect from the terms described in the Circular and will be confirmed and consummated in accordance with its terms, and the Company will be reorganized as set forth in the Plan of Arrangement; (v) after the implementation of the Recapitalization, the Company’s capitalization and available cash and cash flow will be as set forth in the Circular (in particular, the pro forma indebtedness of the Company after the implementation of the Recapitalization will be a maximum of Cdn$536 million in aggregate principal amount); and (vi) there will not be any material change in economic, market or business conditions (financial or otherwise), or in the results of operations, assets, liabilities or

2

prospects of the Company through the Effective Date. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Recapitalization will be obtained without any material adverse effect on the Company or the implementation of the Recapitalization.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company prepared by the management of the Company that you have directed us to utilize for purposes of our analyses, that were provided to us by the management of the Company and not publicly available, including: (a) financial forecasts and estimates; (b) a liquidation value analysis (and the liquidation value set forth therein); and (c) a liquidation recovery analysis (and the Liquidation Recovery Value set forth therein); (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) performed a discounted cash flow analysis of the estimated going concern enterprise value of the Company in which we analyzed the future cash flows of the Company using financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analyses; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) reviewed the publicly available financial terms of certain transactions involving certain companies that are generally in the industry in which the Company operates; (vii) considered certain pro forma effects of the Recapitalization on the Company; (viii) reviewed certain other financial terms of the Recapitalization included in the Circular; (ix) reviewed a certificate dated the date hereof from certain senior officers of the Company regarding certain matters; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our analyses, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal (other than the liquidation value analysis referred to above). With respect to the financial forecasts, estimates and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have not assumed responsibility for independently evaluating the achievability of the financial forecasts and estimates or the reasonableness of the assumptions upon which they are based. In addition, we have assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. With respect to the liquidation value analysis and liquidation recovery analysis referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and we have not assumed responsibility for independently evaluating the achievability of the liquidation value analysis and liquidation recovery analysis or the reasonableness of the assumptions upon which they are based. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. The estimated going concern enterprise value of the Company after giving effect to the Recapitalization represents a hypothetical valuation range of the Company as of the Effective Date, assuming that the Company continues as an operating business, estimated based on various selected valuation methodologies. The estimated going concern enterprise value of the Company after giving effect to the Recapitalization does not purport to constitute an appraisal or necessarily reflect the actual market value that might be realized through a sale or liquidation of the Company, its securities or its assets, which value may be significantly higher or lower than the estimate.

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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, based on the midpoint of the estimated range of going concern enterprise value of the Company, as of the Effective Date, after giving effect to the Recapitalization, the portion of such value made available to the Noteholders (excluding the Backstop Parties), in the aggregate as a single class, and the Shareholders, in the aggregate as a single class, respectively, pursuant to the Recapitalization would be in excess of the portion of the value, based on the midpoint of the range of the Liquidation Recovery Value, such Noteholders (excluding the Backstop Parties), in the aggregate as a single class, and such Shareholders, in the aggregate as a single class, respectively, would receive if the Company were liquidated as of the Effective Date.

We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion of which we may become aware after the date hereof. In the event that there is any material change in any fact or matter affecting this opinion after the date hereof, we reserve the right (but have no obligation) to change, modify or withdraw this opinion.

This opinion is provided solely for the benefit of the Board of Directors of the Company in connection with, and for the purpose of, its evaluation of the Recapitalization and this opinion and any summary thereof may not be disclosed to any third party (except that a copy of this opinion may be included in the Circular), or relied upon by any third party (including any holders of the Existing Common Shares, the Existing Notes, the New Common Shares, the New Notes, the Rollover Notes or the Warrants) or used for any other purpose.

Very truly yours,

UBS SECURITIES CANADA INC.

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APPENDIX J

SECTIONS 237 — 247 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

DIVISION 2 — DISSENT PROCEEDINGS

237. Definitions and application

(1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

238. Right to dissent

(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuance of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239. Waiver of right to dissent

(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240. Notice of resolution

(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241. Notice of court orders

If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

242. Notice of dissent

(1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243. Notice of intention to proceed

(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

244. Completion of dissent

(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245. Payment for notice shares

(1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a) pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

246. Loss of right to dissent

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247. Shareholders entitled to return of shares and rights

If, under section 244(4) or (5), 245(4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX K

BY-LAW NO. 1
A by-law relating generally to transaction of the business and affairs of
AINSWORTH LUMBER CO. LTD.

SECTION ONE	INTERPRETATION	K-4
1.01	Definitions	K-4
SECTION TWO	BUSINESS OF THE CORPORATION	K-4
2.01	Registered Office	K-4
2.02	Corporate Seal	K-4
2.03	Financial Year	K-4
2.04	Execution of Instruments	K-4
2.05	Voting Rights in Other Bodies Corporate	K-5
SECTION THREE	BORROWING AND SECURITY	K-5
3.01	Borrowing Power	K-5
3.02	Delegation	K-5
SECTION FOUR	DIRECTORS	K-5
4.01	Number of Directors	K-5
4.02	Election and Term	K-5
4.03	Vacation of Office	K-5
4.04	Action by the Board	K-6
4.05	Canadian Directors Present at Meetings	K-6
4.06	Meeting by Telephone	K-6
4.07	Place of Meetings	K-6
4.08	Calling of Meetings	K-6
4.09	Notice of Meeting	K-6
4.10	First Meeting of New Board	K-6
4.11	Regular Meetings	K-7
4.12	Chair	K-7
4.13	Quorum	K-7
4.14	Votes to Govern	K-7
4.15	Conflict of Interest	K-7
4.16	Remuneration and Expenses	K-7
SECTION FIVE	COMMITTEES	K-7
5.01	Committees of the Board	K-7
5.02	Transaction of Business	K-7
5.03	Procedure	K-7
SECTION SIX	OFFICERS	K-7
6.01	Appointment	K-7
6.02	Chair of the Board	K-8
6.03	Chief Executive Officer	K-8
6.04	Secretary	K-8
6.05	Treasurer	K-8

6.06	Powers and Duties of Officers	K-8
6.07	Term of Office	K-8
6.08	Agents and Attorneys	K-8
6.09	Conflict of Interest	K-8
SECTION SEVEN	PROTECTION OF DIRECTORS, OFFICERS AND OTHERS	K-8
7.01	Limitation of Liability	K-8
7.02	Indemnity	K-9
7.03	Advance of Costs	K-9
7.04	Limitation	K-9
7.05	Additional Circumstances	K-9
7.06	Insurance	K-9
SECTION EIGHT	SHARES	K-9
8.01	Allotment of Shares	K-9
8.02	Commissions	K-9
8.03	Registration of Transfers	K-9
8.04	Non-recognition of Trusts	K-9
8.05	Share Certificates	K-9
8.06	Replacement of Share Certificates	K-10
8.07	Joint Shareholders	K-10
8.08	Deceased Shareholders	K-10
SECTION NINE	DIVIDENDS	K-10
9.01	Dividends	K-10
9.02	Dividend Cheques	K-10
9.03	Record Date	K-10
SECTION TEN	MEETINGS OF SHAREHOLDERS	K-11
10.01	Annual Meetings	K-11
10.02	Special Meetings	K-11
10.03	Place of Meetings	K-11
10.04	Participation in Meeting by Electronic Means	K-11
10.05	Meeting held by Electronic Means	K-11
10.06	Notice of Meetings	K-11
10.07	List of Shareholders Entitled to Notice	K-11
10.08	Record Date for Notice	K-11
10.09	Chair, Secretary and Scrutineers	K-12
10.10	Persons Entitled to be Present	K-12
10.11	Quorum	K-12
10.12	Right to Vote	K-12
10.13	Proxyholders and Representatives	K-12
10.14	Time for Deposit of Proxies	K-12
10.15	Joint Shareholders	K-12
10.16	Votes to Govern	K-13
10.17	Show of Hands	K-13
10.18	Ballots	K-13
10.19	Adjournment	K-13

SECTION ELEVEN	NOTICES	K-13
11.01	Method of Giving Notices	K-13
11.02	Notice to Joint Shareholders	K-14
11.03	Computation of Time	K-14
11.04	Undelivered Notices	K-14
11.05	Omissions and Errors	K-14
11.06	Persons Entitled by Death or Operation of Law	K-14
11.07	Waiver of Notice	K-14
11.08	Interpretation	K-14
SECTION TWELVE	EFFECTIVE DATE AND REPEAL	K-15
12.01	Effective Date	K-15
12.02	Repeal	K-15

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions. — In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, and the regulations to the Act, as from time to time amended;

“appoint” includes “elect” and vice versa;

“articles” means the articles attached to the certificate of continuance of the Corporation as from time to time amended or restated;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means the corporation continued under the Act by the said certificate to which the articles are attached, and named “Ainsworth Lumber Co. Ltd.”;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; and “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

“prescribed” means prescribed in accordance with the Act;

“pre-continuance articles” means the articles of the Corporation under the Business Corporations Act (British Columbia) which existed prior to the Corporation being continued under the Act; and

“recorded address” has the meaning set forth in section 11.08.

Save as aforesaid, words and expressions defined in the Act, including “distributing corporation”, “electronic document” and “resident Canadian”, have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01 Registered Office. — The registered office of the Corporation shall be in the province in Canada from time to time specified in the articles, and at such location therein initially as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal. — The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in a form approved from time to time by the board.

2.03 Financial Year. — The financial year of the Corporation shall end on such date as may be determined by the directors from time to time.

2.04 Execution of Instruments. — Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the chair of the board, chief executive officer, president, vice-presidents, directors, secretary, treasurer, assistant-secretaries, assistant-treasurers and any other officers of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring same.

2.05 Voting Rights in Other Bodies Corporate. — The signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE

BORROWING AND SECURITY

3.01 Borrowing Power. — Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles, the board may from time to time on behalf of the Corporation without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 Delegation. — Unless the articles of the Corporation otherwise provide, the board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by section 3.01 to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR

DIRECTORS

4.01 Number of Directors. — Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. If the articles provide for a set number of directors, then until changed in accordance with the Act, the board shall consist of the number of directors provided in the articles.

4.02 Election and Term. — The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office except if the Articles provide for a set number of directors in which case the number of directors to be elected shall be the number set forth in the Articles. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.03 Vacation of Office. — A director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the

Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board.

4.04 Action by the Board. — The board shall manage, or supervise the management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.06 and 4.07) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.05 Canadian Directors Present at Meetings. — Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25 per cent of the directors present are resident Canadians, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where

(a) a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.06 Meeting by Telephone. — Subject to the Act, if all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.07 Place of Meetings. — Meetings of the board may be held at any place in or outside Canada.

4.08 Calling of Meetings. — Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine.

4.09 Notice of Meeting. — Notice of the time and place of each meeting of the board shall be given in the manner provided in Section Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c) issue securities except as authorized by the board;

(d) issue shares of a series except as authorized by the board;

(e) declare dividends;

(f) purchase, redeem or otherwise acquire shares issued by the Corporation;

(g) pay a commission for the sale of shares except as authorized by the board;

(h) approve a management proxy circular;

(i) approve a take-over bid circular or directors’ circular;

(j) approve any annual financial statements; or

(k) adopt, amend or repeal by-laws.

4.10 First Meeting of New Board. — Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.11 Regular Meetings. — The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.12 Chair. — The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chair.

4.13 Quorum. — Subject to section 4.06, the quorum for the transaction of business at any meeting of the board shall be that number of directors that is a majority of the number of directors positions then fixed for the Corporation, whether or not each position is filled.

4.14 Votes to Govern. — At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

4.15 Conflict of Interest. — A director or officer of the Corporation shall disclose to the Corporation, in the manner and to the extent provided by the Act, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Corporation, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the same except as provided by the Act, but shall be counted in the quorum at the meeting of directors at which the contract or transaction is approved if present at the meeting.

4.16 Remuneration and Expenses. — The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE

COMMITTEES

5.01 Committees of the Board. — The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business. — The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 Procedure. — Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

SECTION SIX

OFFICERS

6.01 Appointment. — The board may from time to time appoint a chief executive officer, president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer, and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02 an officer may but need not be a director.

6.02 Chair of the Board. — The board shall from time to time also appoint a chair of the board who shall be a director. If appointed, the board may assign to the chair any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer or to the president. The chair shall have such other powers and duties as the board may specify.

6.03 Chief Executive Officer. — The chief executive officer shall, subject to the authority of the board, have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the chief executive officer shall also have the powers and duties of that office.

6.04 Secretary. — Unless otherwise determined by the board, the secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat. The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board. The secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and shall have such other powers and duties as otherwise may be specified.

6.05 Treasurer. — The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the board whenever required an account of all transactions as treasurer and of the financial position of the Corporation and shall have such other powers and duties as otherwise may be specified.

6.06 Powers and Duties of Officers. — The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for those whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.07 Term of Office. — The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until a successor is appointed or until the officer resigns.

6.08 Agents and Attorneys. — The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

6.09 Conflict of Interest. — An officer shall disclose any interest in a material contract or material transaction, whether made or proposed, with the Corporation in accordance with section 4.16.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 Limitation of Liability. — All directors and officers of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, and without limiting any defences available to a director or an officer under the Act or otherwise, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.02 Indemnity. — Subject to the Act, the Corporation shall indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer or in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity.

7.03 Advance of Costs. — The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.04.

7.04 Limitation. — The Corporation shall not indemnify an individual under section 7.02 unless the individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

7.05 Additional Circumstances. — The Corporation shall also indemnify an individual referred to in section 7.02 in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.06 Insurance. — Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.02 hereof as the board may from time to time determine.

SECTION EIGHT

SHARES

8.01 Allotment of Shares. — Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions. — The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 Registration of Transfers. — Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.04 Non-recognition of Trusts. — Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.05 Share Certificates. — Every holder of one or more shares of the Corporation shall be entitled, at the holder’s option, to a share certificate, or to a non-transferable written certificate of acknowledgement of such right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04, and unless the board determines otherwise, certificates in respect of which a registrar, transfer agent or branch transfer agent has been appointed shall not be valid unless countersigned by such registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf. The signature of any such persons may be printed or otherwise mechanically reproduced on the certificate. A certificate may, but need not, be under corporate seal.

8.06 Replacement of Share Certificates. — The board or any officer or agent designated by the board may direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case. Such sum, not exceeding the amount permitted by the Act, as the Directors may from time to time fix, shall be paid to the Corporation for each certificate to be issued under this Article.

8.07 Joint Shareholders. — If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Deceased Shareholders. — In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE

DIVIDENDS

9.01 Dividends. — Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.02 Dividend Cheques. — A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the holder’s recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.03 Record Date. — The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend or for such other purposes shall be at the close of business on the day on which the directors pass the resolution relating thereto.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings. — Subject to the Act, the board shall call an annual meeting of shareholders: (a) not later than 18 months after the Corporation comes into existence; and (b) subsequently, not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Corporation’s preceding financial year. The annual meeting of shareholders shall be held for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 Special Meetings. — The board shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings. — Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in Canada if the board shall so determine. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

10.04 Participation in Meeting by Electronic Means. — Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.05 Meeting held by Electronic Means. — If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.06 Notice of Meetings. — Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven within the prescribed period required by the Act, to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.07 List of Shareholders Entitled to Notice. — For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting, within the time period required by the Act. If a record date for notice of the meeting is fixed pursuant to section 10.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date for notice is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.08 Record Date for Notice. — The board may, within the prescribed period required by the Act, fix in advance a date as the record date for the purpose of determining the shareholders entitled to vote at a meeting of shareholders and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.9 Chair, Secretary and Scrutineers. — The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, chief executive officer, president, or a vice president. If no such officer is present within 15 minutes from the time fixed for holding the meeting or is willing to act as chair of the meeting, the directors present shall choose some one of their number to be chair of the meeting, or if all the persons occupying the said offices shall have advised the secretary or an assistant secretary that they will not be present at a meeting, the directors present shall choose one of their number to be chair of the meeting, or if no director is present, the shareholders and proxyholders present may choose one of their number to be chair of the meeting. If a person willing to act is not chosen as chair of the meeting in accordance with these provisions within 45 minutes after the time appointed for holding the meeting, the meeting shall be dissolved. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.10 Persons Entitled to be Present. — The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation, a solicitor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.11 Quorum. — Subject to the Act, a quorum for the transaction of business at any meeting of shareholders (other than a class or series meeting) shall be two persons present and being, or representing by proxy or being representatives for, shareholders holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. Quorum at a class or series meeting shall be one person present and being, or representing by proxy or being representatives for, shareholders holding not less than one-tenth of the issued shares of that class or series as the case may be. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.12 Right to Vote. — Every person named in the list referred to in section 10.07 shall be entitled to vote the shares shown thereon opposite such person’s name at the meeting to which such list relates.

10.13 Proxyholders and Representatives. — Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder’s representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder’s attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.14 Time for Deposit of Proxies. — The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, excluding Saturdays, Sundays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

10.15 Joint Shareholders. — If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

10.16 Votes to Govern. — At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

10.17 Show of Hands. — Subject to the Act, any question at a meeting of shareholders which is held in person shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided, and upon a show of hands every person who is present and entitled to vote shall have one vote. Any question at a meeting of shareholders which is held partly or entirely by means of a telephonic, electronic or other communication facility shall be conducted by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose, or in such other manner as the meeting may determine. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.18 Ballots. — On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 Adjournment. — The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

SECTION ELEVEN

NOTICES

11.01 Method of Giving Notices. — Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given:

(a) if delivered personally to the person to whom it is to be given; or

(b) if delivered to the person’s recorded address; or

(c) if mailed to such person at such recorded address by prepaid mail; or

(d) if sent to such person at such recorded address by any means of prepaid transmitted or recorded communication.

A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given on the date which is three days after the date such notice has been deposited in a post office or public letter box unless there are reasonable grounds for believing that the recipient did not receive the notice at that time; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

11.02 Notice to Joint Shareholders. — If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

11.03 Computation of Time. — In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

11.04 Undelivered Notices. — If any notice given to a shareholder pursuant to section 11.01 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until informed in writing by the shareholder of a new address.

11.05 Omissions and Errors. — The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law. — Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

11.07 Waiver of Notice. — Any shareholder, proxyholder, director, officer, auditor or member of a committee of the board, or any other person entitled to receive notice of a meeting of shareholders or any other notice from the Corporation, may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Interpretation. — In the by-laws, “recorded address” means: in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, the latest address as shown in the records of the Corporation.

SECTION TWELVE

EFFECTIVE DATE AND REPEAL

12.01 Effective Date. — This by-law shall come into force when made by the board in accordance with the Act.

12.02 Repeal. — The pre-continuance articles of the Corporation were repealed as of the issuance of the certificate of continuance of the Corporation. Such repeal shall not affect the previous operation of the pre-continuance articles so repealed, or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of predecessor charter documents of the Corporation obtained pursuant to, any such pre-continuance articles prior to their repeal. All officers and persons acting under any pre-continuance articles so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed pre-continuance articles shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

The foregoing by-law was made by the directors of the Corporation on          , 2008, and was confirmed without variation by the shareholders of the Corporation on          , 2008.

Secretary

Document 8

MATERIAL CHANGE REPORT
1.	Name and Address of Reporting Issuer:

Ainsworth Lumber Co. Ltd. (the “Company”) Suite 3194, Bentall Four 1055 Dunsmuir Street Vancouver, British Columbia V7X 1L3

2.	Date of Material Change:

June 17, 2008

3.	News Release:

A press release was issued by the Company on June 17, 18 and 27, 2008 and disseminated through the facilities of Marketwire and would have been received by the Securities Commissions where the Company is a reporting issuer in the normal course of its dissemination. Attached to this material change report is a copy of each of the press releases.

4.	Summary of Material Change:

On June 17, 2008 the Company announced that the Company has agreed to support a recapitalization transaction involving its shareholders and noteholders pursuant to which the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced. On June 27, 2008 the Company announced certain modifications to the Recapitalization transaction.

5.	Full Description of Material Change:
5.1 Full Description of Material Change:
The Company announced that following extensive negotiations among the Company and certain of its major financial creditors, the Company has agreed to effect a recapitalization transaction (the “Recapitalization”) pursuant to which the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced. More specifically:
•	The Company’s $823.5 million aggregate principal amount of outstanding senior unsecured notes (the “Notes” and each holder of Notes, a “Noteholder”) will be converted into equity and US$150 million of new 11% senior unsecured notes due 2015.

•	Qualifying holders of existing Notes will have the opportunity to purchase US$200 million of new 11% senior unsecured notes due 2015 (“New Notes”).

•	The net proceeds from the New Notes of approximately US$194 million will be used to pay certain recapitalization related expenses and fund the Company’s ongoing operating expenses.

•	The New Notes will be backstopped by HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (each a holder of existing Notes, and together with certain additional holders of existing Notes (the “Backstop Parties”).

•	The Company’s existing common shares will be cancelled and 96% of the new common shares will be issued to the holders of the existing Notes and the Backstop Parties and the remaining 4% will be issued to the holders of the existing common shares.

•	Upon the implementation of the Recapitalization, a new Board of Directors will be appointed and the Company will enter into consulting and severance arrangements with certain members of management.

•	The existing common shareholders will also receive cashless warrants which will entitle them to receive additional new common shares representing 8% of the new common shares on a fully diluted basis if the Company’s equity market capitalization exceeds US$1.2 billion within five years of the effective date of the restructuring.

•	The existing common shareholders as of the effective date of the Recapitalization will be given the right to receive their pro rata share of 30.2% of the net proceeds received by the Company, if any, from any final adjudication or settlement of certain litigation and/or claims against specified third parties.

•	The Company’s obligations to trade creditors, customers and employees will continue to be paid or satisfied in the ordinary course of business. The management and Board of Directors of the Company believe that the proposed Recapitalization offers substantial benefits to the Company in the form of a normalized capital structure, reduced annual cash interest costs, improved liquidity and enhanced flexibility with which to respond to the downturn in its North American markets.
The Company’s Board of Directors, supported by a recommendation of an independent committee of the Board, is unanimously recommending that all shareholders and Noteholders support the Recapitalization. UBS Securities Canada Inc. and Barclays Capital are acting as the Company’s financial advisors with respect to the Recapitalization.
The Recapitalization described above has the broad support of the Company’s shareholders and creditors. More specifically (a) Noteholders holding approximately US$655 million aggregate principal amount of outstanding Notes (representing more than 80% of the total outstanding Notes) have agreed to vote in favour of and support the Recapitalization; (b) the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility have agreed to amend and restate the terms of such facility and the requisite lenders under the Company’s remaining term debt facilities have agreed to consent to the Recapitalization; and (c) 92% of the holders of common shares of the Company have entered into support agreements under which they have agreed to vote in favour of and support the Recapitalization.
The Company intends to implement the Recapitalization under the Canada Business Corporations Act (the “CBCA”) by July 30, 2008. Implementation of a plan of arrangement necessary to effect the Recapitalization in accordance with the CBCA is also subject to final approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.

If the Company is unable to obtain any approval required to implement the Recapitalization under the CBCA, the support agreements which have been executed require implementation of the Recapitalization under an alternate statutory proceeding and reserve the right of the supporting creditors and the Company to alter the treatment of any party that has not approved the Recapitalization.
Further details of the Recapitalization will be provided in an information circular expected to be distributed to the Company’s shareholders and Noteholders by July 2, 2008. Information about the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Company’s web page (www.ainsworth.ca).
5.2 Disclosure for Restructuring Transactions:
Not Applicable.
6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Robert Allen, Chief Financial Officer

Telephone: (604) 661-3227 Facsimile: (604) 661-3261

9.	Date of Report:

June 27, 2008

AINSWORTH ANNOUNCES RECAPITALIZATION TRANSACTION
Vancouver, BC, June 17, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) announced today that following extensive negotiations among the Company and certain of its major financial creditors, the Company has agreed to support a recapitalization transaction (the “Recapitalization”) pursuant to which the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced. More specifically:
•	The Company’s $823.5 million aggregate principal amount of outstanding senior unsecured notes (the “Notes” and each holder of Notes, a “Noteholder”) will be converted into equity and US$150 million of new 11% senior unsecured notes due 2015 as described in the attached term sheet.

•	Qualifying holders of existing Notes will have the opportunity to purchase US$200 million of new 11% senior unsecured notes due 2015 (“New Notes”).

•	The net proceeds from the New Notes of approximately US$194 million will be used to pay certain recapitalization related expenses and fund the Company’s ongoing operating expenses.

•	The New Notes will be backstopped by HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (each a holder of existing Notes, collectively the “Initial Backstop Parties”) and certain additional holders of existing Notes (the “Additional Backstop Parties” and together with the Initial Backstop Parties, the “Backstop Parties”).

•	The Company’s existing common shares will be cancelled and 96% of the new common shares will be issued to the holders of the existing Notes and the Backstop Parties (allocated among such parties as described in the attached term sheet) and the remaining 4% will be issued to the holders of the existing common shares.

•	Upon the implementation of the Recapitalization, a new Board of Directors will be appointed and the Company will enter into consulting and severance arrangements with certain members of management, each as described in the term sheet.

•	The existing common shareholders will also receive cashless warrants which will entitle them to receive additional new common shares representing 8% of the new common shares on a fully diluted basis if the Company’s equity market capitalization exceeds US$1.2 billion within four years of the effective date of the restructuring.

•	The Company’s obligations to trade creditors, customers and employees will continue to be paid or satisfied in the ordinary course of business.
The management and Board of Directors of the Company believe that the proposed Recapitalization offers substantial benefits to the Company in the form of a normalized capital structure, reduced annual cash interest costs, improved liquidity and enhanced flexibility with which to respond to the downturn in its North American markets.
The management and Board of Directors of the Company believe that, in view of the challenges and risks to the Company’s ongoing viability created by the current oriented strand board (OSB)

market and the Company’s existing capital structure, the Recapitalization is the best alternative available to the Company and its lenders, noteholders, shareholders and other stakeholders.
The Company’s Board of Directors, supported by a recommendation of an independent committee of the Board, is unanimously recommending that all shareholders and noteholders support the Recapitalization. UBS Securities Canada Inc. and Barclays Capital are acting as the Company’s financial advisors with respect to the Recapitalization.
The Recapitalization described above has the broad support of the Company’s creditors. More specifically (a) Noteholders holding approximately US$655 million aggregate principal amount of outstanding Notes (representing more than 80% of the total outstanding Notes) have agreed to vote in favour of and support the Recapitalization and (b) the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility have agreed to amend and restate the terms of such facility in connection with the Recapitalization. In addition, as of the date hereof, the holders of a majority of the common shares of the Company have entered into support agreements under which they have agreed to vote in favour of and support the Recapitalization.
Provided that the Company has obtained the support of the holders of at least 66.7% of the Company’s common shares, the Company intends to implement the Recapitalization under the Canada Business Corporations Act (the “CBCA”) by July 30, 2008. Implementation of a plan of arrangement necessary to effect the Recapitalization in accordance with the CBCA is also subject to final approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.
If the Company is unable to obtain any approval required to implement the Recapitalization under the CBCA, the support agreements which have been executed require implementation of the Recapitalization under an alternate statutory proceeding and reserve the right of the supporting creditors and the Company to alter the treatment of any party that has not approved the Recapitalization.
Details of the Recapitalization will be provided in an information circular expected to be distributed to shareholders and noteholders by June 25, 2008. A summary of the key terms of the Recapitalization is attached to this press release.
Further information about the Recapitalization will be available on SEDAR (www.sedar.com) and the Company’s web page (www.ainsworth.ca).
This press release is not an offer to sell or the solicitation of an offer to buy the New Notes or the new common shares issued in connection therewith. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: (604) 661-3200
Facsimile:   (604) 661-3201

Contact: Robert Allen
Chief Financial Officer
(604) 661-3200
Forward-looking information provided in this news release relating to the Company’s expectations regarding Recapitalization and liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.

Key Terms of the Recapitalization
All of the current outstanding common shares of Ainsworth (the “Existing Common Shares”) will be cancelled and new common shares in the recapitalized Ainsworth will be issued (the “New Common Shares”), as described below.
Treatment of Existing Unsecured Notes
–	All of the senior unsecured notes issued by Ainsworth and listed below (the “Existing Notes”) will be affected by the Recapitalization:
•	Senior Unsecured Floating Rate Notes due October 1, 2010

•	7.25% Senior Unsecured Notes due October 1, 2012

•	Senior Unsecured Floating Rate Notes due April 1, 2013

•	6.75% Senior Unsecured Notes due March 15, 2014

•	6.75% Senior Unsecured Notes due March 15, 2014
–	Each holder of Existing Notes (the “Noteholders”) will receive, in full and complete satisfaction of its Existing Notes, the following:
(i)	Such Noteholder’s pro rata share (based on the face amount of Existing Notes it holds) of US$150 million aggregate principal amount of new 11% senior unsecured notes due 2015 (the “New Rollover Notes”);

(ii)	For those Noteholders that are eligible under applicable securities laws, the right to subscribe to an offering of US$200 million aggregate principal amount of new senior unsecured notes (the “New Notes”). HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (the “Initial Backstop Parties”) and certain additional holders of Existing Notes have agreed to backstop (the “Backstop”) the offering of the New Notes. The right to participate in the Backstop will be open to all Existing Noteholders that are eligible under applicable securities laws to purchase New Notes.

The New Notes and the New Rollover Notes will contain identical economic terms, including that interest thereon will be payable 6% in cash, plus 5% payment in kind.

(iii)	Payment in cash of all unpaid but accrued interest in respect of the Existing Notes as at March 31, 2008, to the extent not already paid; and

(iv)	Such Noteholder’s pro rata share of up to 96% of the New Common Shares (based on the face amount of Existing Notes it holds), on a fully diluted basis, as follows:
•	46% will be allocated pro rata, based on the amount of Existing Notes held, to all Noteholders;

•	35% will be allocated pro rata, based on the number of New Notes subscribed for, to Noteholders that have acquired New Notes;

•	10% will be allocated to those Noteholders that have agreed to participate in the Backstop; and

•	5% will be allocated to the Initial Backstop Parties.

–	Accordingly, pursuant to the Recapitalization, for every US$1,000,000 of face value of Existing Notes held by a Noteholder, such Noteholder will be entitled to receive (i) approximately US$182,000 in principal amount of New Rollover Notes and (ii) its pro rata share of up to 96% of the New Common Shares, as described above. In addition, if such Noteholder qualifies under applicable securities laws, they will also be able to (i) purchase no more than approximately US$242,700 in principal amount of New Notes and (ii) subject to participation in the Backstop, purchase a pro rata share of any unsubscribed New Notes.

–	The deadline for subscribing to the New Notes is expected to be in early to mid-July 2008.
Support Agreements
HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC and certain other Existing Noteholders (the “Consenting Noteholders”) have executed a support agreement (the “Noteholder Support Agreement”) with Ainsworth whereby they have agreed to vote in favor of and support the Recapitalization. The Consenting Noteholders hold in excess of US$655 million of Existing Notes. The Company has also entered into support agreements (“Shareholder Support Agreements”) with the holders of a majority of the Existing Common Shares of the Company (the “Shareholders”) under which they have agreed to vote in favour of and support the Recapitalization. Ainsworth will continue to solicit and obtain additional Noteholder and Shareholder support for the Recapitalization.
In addition, the Company has reached an agreement with the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility to amend and restate the terms of such facility in connection with the Recapitalization.
Treatment of Existing Common Shares
All Existing Common Shares will be cancelled. Holders of Existing Common Shares will receive their pro rata share of:
(i)	4% of New Common Shares; and

(ii)	cashless warrants to receive additional New Common Shares representing 8% of the New Common Shares, on a fully diluted basis, if the Company’s equity market capitalization exceeds US$1.2 billion within four years of the date of the Recapitalization or, if such market capitalization is not met within the four year period, additional New Common Shares representing 0.02% of the New Common Shares on a Fully Diluted Basis.
Implementation Process
Ainsworth expects to hold separate Noteholder and shareholder meetings in late July 2008 in Vancouver, British Columbia to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction, including approval by the Noteholders of a Plan of Arrangement under the Canada Business Corporations Act (the “CBCA”). Details of the Recapitalization will be provided in an information circular expected to be distributed to Noteholders and existing shareholders by late June 2008. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.

If the Company is unable to obtain any approval required to implement the Recapitalization under the CBCA, the Noteholder and Shareholder Support Agreements require implementation of the Recapitalization under an alternate statutory proceeding and reserve the right of the Consenting Noteholders and the Company to alter the treatment of any party that has not approved the Recapitalization.

AINSWORTH TO AMEND SENIOR SECURED CREDIT AGREEMENT AS PART OF
RECAPITALIZATION
Vancouver, BC, June 18, 2008 – As previously announced, Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) has reached an agreement with its major financial creditors regarding a recapitalization transaction (the “Recapitalization”) pursuant to which the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced. In connection with the Recapitalization, the Company has also reached an agreement with the holders of a majority in aggregate principal amount under that certain Credit and Guaranty Agreement, dated as of June 26, 2007, by and among the Company, certain of its subsidiaries, the lenders party thereto from time to time and Goldman Sachs Credit Partners L.P. (the “Secured Credit Facility”) regarding an amendment to the terms of the Secured Credit Facility which shall become effective upon the implementation of the Recapitalization.
More specifically, the Secured Credit Facility shall be amended as follows:
•	The obligations under the Secured Credit Facility will be secured by a first-priority lien on certain additional collateral up to an amount not to exceed $50 million.

•	The lenders will receive a consent and amendment fee equal to 1% of the outstanding principal amount of the Secured Credit Facility on the effective date of such amendment.

•	The interest rates under the Secured Credit Facility will be increased by 2% above the rates currently applicable thereunder.

•	Certain affirmative and negative covenants under the Secured Credit Facility will be amended so that such covenants are either consistent with or no more restrictive than similar covenants under the indenture governing the notes issued in connection with the Recapitalization and any mandatory prepayment that would have otherwise been required in connection with the Recapitalization will be waived.
As previously announced, further details of the Recapitalization will be provided in an information circular expected to be distributed to the Company’s shareholders and noteholders by June 25, 2008. Information about the Recapitalization also will be available on SEDAR (www.sedar.com) and the Company’s web page (www.ainsworth.ca).
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: (604) 661-3200
Facsimile:   (604) 661-3201
Contact: Robert Allen
Chief Financial Officer
(604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding Recapitalization and liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.

AINSWORTH ANNOUNCES ADDITIONAL SUPPORT FOR RECAPITALIZATION
TRANSACTION
Vancouver, BC, June 27, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) announced today that after further negotiations among the Company and its major financial creditors and shareholders, the Company has obtained additional creditor and shareholder support for its previously announced recapitalization transaction (modified as described below, the “Recapitalization”), such that the Company expects to implement the Recapitalization by July 30, 2008 pursuant to the Canada Business Corporations Act (the “CBCA”).
Pursuant to the Recapitalization, the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced. Implementation of a plan of arrangement necessary to effect the Recapitalization in accordance with the CBCA is also subject to final approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.
In particular, the Company announced that holders of approximately 92% of the common shares of the Company have now entered into support agreements under which they have agreed to vote in favour of and support the Recapitalization. Additionally, the Company announced that, in addition to the support agreement announced on June 18, 2008 with the majority lenders under the Company’s June 26, 2007 credit agreement agented by Goldman Sachs Credit Partners L.P., the requisite lenders under the Company’s remaining term debt facilities have agreed to consent to the Recapitalization and to amend their respective credit agreements to facilitate the Recapitalization. The Company noted that the terms and conditions of such additional shareholder and lender support agreements (including the modifications to the Recapitalization discussed below (the “Modifications”)) were achieved with the active participation and support of the Company’s noteholders holding more than $650 million of the approximately $823 million notes outstanding.
As previously announced, under the Recapitalization, the Company’s noteholders will collectively receive 96% of the new common shares (to be allocated among the noteholders in the manner and amounts previously announced) and common shareholders will receive their pro rata share of 4% of the new common shares and cashless warrants to receive additional new common shares representing 8% of the new common shares, on a fully diluted basis, if the Company’s equity market capitalization exceeds US$1.2 billion before the expiry of the warrants. Pursuant to the Modifications, the term of the warrants will now expire after five years of the date of the Recapitalization and existing common shareholders as of the effective date of the Recapitalization will be given the right to receive their pro rata share of 30.2% of the net proceeds received by the Company, if any, from any final adjudication or settlement of certain litigation and/or claims against specified third parties.
As previously announced, further details of the Recapitalization will be provided in an information circular expected to be distributed to the Company’s shareholders and noteholders by July 2, 2008. Information about the Recapitalization is available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Company’s web page (www.ainsworth.ca).
Ainsworth Lumber Co. Ltd.

Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: (604) 661-3200
Facsimile: (604) 661-3201
Contact: Robert Allen
Chief Financial Officer
(604) 661-3200
Forward-looking information provided in this news release relating to the Company’s expectations regarding Recapitalization and liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct. Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances. Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary. The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ainsworth Lumber Co. Ltd.

(Registrant)

Date:	June 27, 2008	By:	/s/ Robert Allen

			Name:	Robert Allen
			Title:	Chief Financial Officer